   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 12, 1998

                                                       REGISTRATION NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 -------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                 -------------
                    QWEST COMMUNICATIONS INTERNATIONAL INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                 -------------
         DELAWARE                    4813                    84-1339282
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
     INCORPORATION OR
      ORGANIZATION)

                      555 SEVENTEENTH STREET, SUITE 1000
                            DENVER, COLORADO 80202
                                (303) 291-1400
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                 -------------
             ROBERT S. WOODRUFF, EXECUTIVE VICE PRESIDENT--FINANCE
                    QWEST COMMUNICATIONS INTERNATIONAL INC.
                      555 SEVENTEENTH STREET, SUITE 1000
                            DENVER, COLORADO 80202
                                (303) 291-1400
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                 -------------
                                  COPIES TO:
        DRAKE S. TEMPEST, ESQ.                 ERNEST J. PANASCI, ESQ.
      GREGORY P. PATTI, JR., ESQ.             KEVIN G. O'CONNELL, ESQ.
         O'MELVENY & MYERS LLP           SLIVKA ROBINSON WATERS & O'DORISIO,
            CITICORP CENTER                             P.C.
   153 EAST 53RD STREET, 54TH FLOOR         1099 18TH STREET, SUITE 2600
     NEW YORK, NEW YORK 10022-4611           DENVER, COLORADO 80202-1926
            (212) 326-2000                         (303) 297-2600
         (212) 326-2061 (FAX)                   (303) 297-2750 (FAX)
                                 -------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and the conditions to consummation of the merger (the "Merger") of a subsidiary of the Registrant with and into Phoenix Network, Inc. ("Phoenix") pursuant to the Merger Agreement described in the enclosed Proxy Statement/Prospectus have been satisfied or waived.
  If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
                                 -------------
                        CALCULATION OF REGISTRATION FEE
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
                                                PROPOSED       PROPOSED
                                                MAXIMUM        MAXIMUM
    TITLE OF EACH CLASS OF      AMOUNT TO BE OFFERING PRICE   AGGREGATE        AMOUNT OF
SECURITIES TO BE REGISTERED(1)   REGISTERED     PER UNIT    OFFERING PRICE  REGISTRATION FEE
--------------------------------------------------------------------------------------------
  Common Stock ($.01 par
   value).................       836,446(2)       N/A       $21,315,006(3)
--------------------------------------------------------------------------------------------
  Contingent Cash
   Consideration Rights...       $4,000,000       N/A         $4,000,000      $7,468.00(4)

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(1) This Registration Statement relates to (i) the common stock, par value
    $.01 per share (the "Common Stock"), of the Registrant issuable to holders of the common stock, par value $.001 per share ("Phoenix Common Stock"), of Phoenix (the "Phoenix Stockholders") in connection with the Merger and
    (ii) the right of the Phoenix Stockholders to receive certain contingent cash consideration, if any (the "Contingent Cash Consideration Rights"), on a future date not later than promptly following the third anniversary of the closing of the Merger.
(2) The estimated number of shares to be registered pursuant to this Registration Statement is based on the number of shares of Common Stock issuable to the Phoenix Stockholders in the Merger assuming that (i) the maximum number of shares of Phoenix Common Stock to be acquired in the Merger is 35,898,958, (ii) the Acquisition Value is $28,500,000 and (iii) the Average Market Price is $36.00.
(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and 457(c) of the Securities Act of 1933, as amended (the "Securities Act"), based on the product of the estimated maximum number of shares of Phoenix Common Stock to be acquired in the Merger (35,898,958) multiplied by $0.59375, the average of the high and low prices of Phoenix Common Stock on February 10, 1998, as reported on the American Stock Exchange.
(4) Pursuant to Rule 457(o) under the Securities Act, the registration fee is calculated on the proposed maximum aggregate offering price of the Common Stock and the Contingent Cash Consideration Rights. Pursuant to Rule 457(b) under the Securities Act, $4,266.00 of the registration fee was paid on January 30, 1998 in connection with the filing of Phoenix's Preliminary Schedule 14A relating to the Merger. Accordingly, the balance of $3,202.00 is being paid with this filing.
                                 -------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
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

                             PHOENIX NETWORK, INC.
                    13952 DENVER WEST PARKWAY, BUILDING 53
                            GOLDEN, COLORADO 80402

                                                              February 12, 1998

To the Stockholders of Phoenix Network, Inc.:

  You are cordially invited to attend the Annual Meeting of Stockholders (the "Annual Meeting") of Phoenix Network, Inc. ("Phoenix") to be held at 9:30 a.m. on March 30, 1998, at 13952 Denver West Parkway, Building 53, Golden, Colorado.

  As described in the enclosed Proxy Statement/Prospectus, at the Annual Meeting you will be asked to consider and vote upon a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of December 31, 1997 (the "Merger Agreement") among Phoenix, Qwest Communications International Inc. ("Qwest") and Qwest 1997-5 Acquisition Corp. ("Qwest Subsidiary"). Pursuant to the Merger Agreement, Qwest Subsidiary will merge with and into Phoenix (the "Merger"), with Phoenix being the surviving corporation of the Merger (the "Surviving Corporation"). In the Merger, each outstanding share of Phoenix Common Stock will be converted into the right to receive (i) shares of Qwest common stock and (ii) certain cash consideration payable, if at all, promptly following the Contingent Cash Consideration Date (as defined in the Merger Agreement). See "PLAN OF MERGER--Terms of the Merger Agreement--Conversion of Phoenix Common Stock in the Merger" in the accompanying Proxy Statement/Prospectus for a description of the circumstances in which any cash consideration may be paid. As a result of the Merger, the Surviving Corporation will become a wholly owned subsidiary of Qwest.

  In connection with the Merger Agreement, Qwest and certain Phoenix stockholders (including certain directors and executive officers) collectively owning approximately 21% of the outstanding shares of Phoenix Common Stock on the Phoenix Record Date (as defined in the accompanying Proxy Statement/Prospectus) have entered into certain voting agreements dated as of December 31, 1997, pursuant to which such stockholders have (i) agreed, among other things, to vote to approve the Merger Agreement and the Merger and (ii) granted Qwest an irrevocable proxy to vote such shares to approve the Merger Agreement and the Merger. Accordingly, all of such shares are expected to be voted to approve and authorize the Merger Agreement and the Merger.

  Your Board of Directors has determined that each of the Merger Agreement and the Merger is in the best interests of Phoenix and its stockholders and has unanimously approved and authorized the Merger Agreement and the Merger. THE BOARD RECOMMENDS THAT YOU VOTE "FOR" APPROVAL AND AUTHORIZATION OF THE MERGER AGREEMENT AND THE MERGER.

  You are urged to read in its entirety the accompanying Proxy
Statement/Prospectus, which provides you with a description of the terms of the Merger Agreement and the Merger. A copy of the Merger Agreement is attached as Exhibit A to the enclosed Proxy Statement/Prospectus.

  In addition, at the Annual Meeting you will also be asked to consider and vote upon the election of seven (7) directors to serve as directors of Phoenix for the ensuing year and until their successors are elected, or until the consummation of the Merger, whichever occurs earlier. In the event that the Phoenix stockholders vote to approve and authorize the Merger Agreement and the Merger, it is expected that Qwest and Phoenix will consummate the Merger as quickly as possible after the Annual Meeting. Pursuant to the terms of the Merger Agreement, upon consummation of the Merger the board of directors of Qwest Subsidiary will become the board of directors of the Surviving Corporation from and after the time of consummation of the Merger.
Accordingly, in the event that the Phoenix stockholders approve and authorize the Merger Agreement and the Merger at the Annual Meeting, it is expected that the directors elected at the Annual Meeting will serve as directors of Phoenix for only a very short period of time, and those persons will not serve as directors of Qwest, the Surviving Corporation or any other subsidiary of Qwest. In the event that the Merger Agreement and the Merger are not approved and authorized by the Phoenix stockholders or in the event that the Merger is not consummated for any other reason, the directors elected at the Annual Meeting will serve until the next Annual Meeting of Stockholders and until their successors are elected. THE BOARD RECOMMENDS THAT YOU VOTE "FOR" EACH NAMED NOMINEE FOR DIRECTOR.

  IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. Failure to return a properly executed proxy card or vote at the Annual Meeting would have the same effect as a vote against the Merger Agreement and the Merger. Please do not send in your stock certificates at this time. In the event the Merger is consummated, you will be sent a letter of transmittal for that purpose promptly thereafter.

                                          Sincerely,

                                          /s/ Wallace M. Hammond

                                          Wallace M. Hammond
                                          Chief Executive Officer and
                                           President

                             PHOENIX NETWORK, INC.
                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                           TO BE HELD MARCH 30, 1998

To the Stockholders of Phoenix Network, Inc.:

  Notice is hereby given that the Annual Meeting of Stockholders of Phoenix Network, Inc., a Delaware corporation ("Phoenix"), will be held at 9:30 a.m., local time, on March 30, 1998 at 13952 Denver West Parkway, Building 53, Golden, Colorado, for the following purposes:

    1. To consider and vote upon a proposal to approve and authorize an Amended and Restated Agreement and Plan of Merger dated as of December 31, 1997 (the "Merger Agreement") among Phoenix, Qwest Communications International Inc., a Delaware corporation ("Qwest"), and Qwest 1997-5 Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Qwest ("Qwest Subsidiary"). Pursuant to the Merger Agreement, Qwest Subsidiary will merge with and into Phoenix (the "Merger"), with Phoenix being the surviving corporation of the Merger (the "Surviving Corporation"). In the Merger, each outstanding share of Phoenix Common Stock will be converted into the right to receive (i) shares of Qwest common stock and (ii) certain cash consideration payable, if at all, promptly following the Contingent Cash Consideration Date (as defined in the Merger Agreement). As a result of the Merger, the Surviving Corporation will become a wholly owned subsidiary of Qwest.

    2. To elect seven (7) directors to serve as directors of Phoenix for the ensuing year and until their successors are duly elected, or until the consummation of the Merger, whichever occurs earlier.

    3. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

  Only stockholders of record at the close of business on February 9, 1998 are entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof.

  The accompanying Proxy Statement/Prospectus describes the Merger Agreement, the Merger and the directors nominated for election. TO ENSURE THAT YOUR VOTE WILL BE COUNTED, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING. You may revoke your proxy in the manner described in the accompanying Proxy Statement/Prospectus at any time before it is voted at the Annual Meeting.

  In the event that there are not sufficient votes to approve the Merger Agreement and the Merger, it is expected that the Annual Meeting will be postponed or adjourned in order to permit further solicitation of proxies by Phoenix.

  If the Merger is consummated, stockholders who deliver a written demand for appraisal of their shares prior to the Annual Meeting, or at the Annual Meeting but before the vote, who do not vote in favor of approval of the Merger Agreement and who otherwise comply with the requirements of Section 262 of the Delaware General Corporation Law, will be entitled to statutory appraisal rights. A copy of Section 262 is attached as Exhibit E to the accompanying Proxy Statement/Prospectus.

                                          By Order of the Board of Directors

                                          /s/ Ernest J. Panasci

                                          Ernest J. Panasci
                                          Secretary

Golden, Colorado
February 12, 1998

                                                                [LOGO] QWEST
                             PHOENIX NETWORK, INC.
                                PROXY STATEMENT

                                --------------

                    QWEST COMMUNICATIONS INTERNATIONAL INC.
                                  PROSPECTUS

  This Proxy Statement/Prospectus is being furnished to holders (the "Phoenix Stockholders") of shares of common stock, par value $.001 per share (the "Phoenix Common Stock"), of Phoenix Network, Inc., a Delaware corporation (together with its subsidiaries, "Phoenix"), in connection with the solicitation of proxies by the Phoenix Board of Directors (the "Phoenix Board") for use at the Annual Meeting of Phoenix Stockholders to be held on March 30, 1998 at 9:30 a.m., local time, at 13952 Denver West Parkway, Building 53, Golden, Colorado and at any adjournment or postponement thereof (the "Phoenix Annual Meeting").

  This Proxy Statement/Prospectus relates to the Amended and Restated Agreement and Plan of Merger dated as of December 31, 1997 (the "Merger Agreement") among Phoenix, Qwest Communications International Inc., a Delaware corporation ("Qwest"), and Qwest 1997-5 Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Qwest ("Qwest Subsidiary"). Pursuant to the Merger Agreement, Qwest Subsidiary will merge with and into Phoenix, with Phoenix being the surviving corporation of the Merger (the "Surviving Corporation"). As a result of the Merger, the Surviving Corporation will become a wholly owned subsidiary of Qwest. Subject to the terms of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each outstanding share of Phoenix Common Stock will be converted into the right to receive (i) shares of common stock, par value $.01 per share ("Qwest Common Stock"), of Qwest (the "Stock Consideration") and (ii) certain cash consideration payable, if at all, promptly following the Contingent Cash Consideration Date (as defined below) (the "Contingent Cash Consideration" and together with the Stock Consideration, the "Merger Consideration"). See "PLAN OF MERGER--Terms of the Merger Agreement--Conversion of Phoenix Common Stock in the Merger" for a description of the Merger Consideration and the circumstances in which any Contingent Cash Consideration may be paid.

  This Proxy Statement/Prospectus also relates to the election by the Phoenix Stockholders of seven directors to serve as directors of Phoenix for the ensuing year and until their successors are elected, or until the consummation of the Merger, whichever occurs earlier. Phoenix shall obtain resignations from each of its directors and officers effective at or immediately following the Effective Time. As a result, the directors elected at the Phoenix Annual Meeting will not be directors of Qwest, the Surviving Corporation or any other subsidiary of Qwest after the Effective Time. See "PROPOSAL 2--ELECTION OF PHOENIX DIRECTORS" herein.

  The Phoenix Board has determined that each of the Merger Agreement and the Merger is in the best interests of Phoenix and the Phoenix Stockholders and has unanimously approved and authorized the Merger Agreement and the Merger. The decision of the Phoenix Board to enter into the Merger Agreement and to recommend that Phoenix Stockholders vote in favor of the Merger Agreement and the Merger is based upon its evaluation of a number of factors, including, among others, the written opinion of J.C. Bradford & Co., L.L.C. ("J.C. Bradford"), Phoenix's investment banker in connection with the Merger, that the consideration to be received by the Phoenix Stockholders in the Merger is fair to the Phoenix Stockholders from a financial point of view. See "PLAN OF MERGER--Phoenix's Reasons for the Merger; Recommendation of the Phoenix Board" and "--Opinion of Phoenix's Financial Advisor." It is highly uncertain whether or when any Contingent Cash Consideration will be paid to the Phoenix Stockholders pursuant to the terms of the Merger Agreement. Accordingly, for the purposes of deciding whether to vote to approve and authorize the Merger Agreement and the Merger, it is appropriate for the Phoenix Stockholders to carefully consider what value, if any, to assign to the right to receive the Contingent Cash Consideration. THE PHOENIX BOARD RECOMMENDS THAT YOU VOTE
"FOR" APPROVAL AND AUTHORIZATION OF THE MERGER AGREEMENT AND THE MERGER AND "FOR" EACH NAMED NOMINEE FOR DIRECTOR.
                                                       (continued on next page)

                                --------------

 SEE "RISK FACTORS" BEGINNING ON PAGE 24  FOR A DISCUSSION OF CERTAIN  FACTORS
  THAT SHOULD  BE  CONSIDERED  BY  PHOENIX  STOCKHOLDERS  IN  EVALUATING  THE
   PROPOSALS TO  BE VOTED  UPON AND  IN EVALUATING  AN INVESTMENT  IN  QWEST
    COMMON STOCK.

                                --------------

 THE SECURITIES ISSUABLE IN THE MERGER  HAVE NOT BEEN APPROVED OR  DISAPPROVED
  BY  THE  SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES
   COMMISSION, NOR HAS THE SECURITIES  AND EXCHANGE COMMISSION OR ANY  STATE
    SECURITIES COMMISSION  PASSED UPON  THE ACCURACY  OR ADEQUACY  OF  THIS
     PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
       CRIMINAL OFFENSE.

                                --------------

  This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to Phoenix Stockholders on or about February 13, 1998.

       THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS FEBRUARY 12, 1998

(continued from cover page)

  Consummation of the Merger is subject to certain conditions, including approval and authorization of the Merger Agreement and the Merger by the affirmative vote of at least a majority of the votes eligible to be cast at the Phoenix Annual Meeting by the Phoenix Stockholders. Each share of Phoenix Common Stock is entitled to one vote.

  In connection with the Merger Agreement, Qwest and certain Phoenix Stockholders (including certain directors and executive officers) collectively owning approximately 21% of the outstanding shares of Phoenix Common Stock on the Phoenix Record Date have entered into certain voting agreements dated as of December 31, 1997, pursuant to which such stockholders have (i) agreed, among other things, to vote to approve the Merger Agreement and the Merger and
(ii) granted Qwest an irrevocable proxy to vote such shares to approve the Merger Agreement and the Merger. Accordingly, all of such shares are expected to be voted to approve and authorize the Merger Agreement and the Merger. See "PLAN OF MERGER--The Voting Agreements."

  ALL INFORMATION CONCERNING QWEST CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS HAS BEEN FURNISHED BY QWEST AND ALL INFORMATION CONCERNING PHOENIX CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS (INCLUDING, WITHOUT LIMITATION, (I) INFORMATION CONCERNING THE MINIMUM USAGE FEES OWED BY PHOENIX TO MCI COMMUNICATIONS CORPORATION ("MCI") AND SPRINT COMMUNICATIONS COMPANY, L.P. ("SPRINT COMMUNICATIONS"), RESPECTIVELY, THAT WILL AFFECT THE AGGREGATE AMOUNT OF STOCK CONSIDERATION THAT WILL BE REQUIRED TO BE PAID BY QWEST TO THE PHOENIX STOCKHOLDERS IN THE MERGER AND (II) INFORMATION CONCERNING THE LITIGATION AND RELATED RIGHTS OF INDEMNIFICATION THAT WILL AFFECT THE AGGREGATE AMOUNT OF CONTINGENT CASH CONSIDERATION, IF ANY, THAT WILL BE REQUIRED TO BE PAID BY QWEST TO THE PHOENIX STOCKHOLDERS PROMPTLY FOLLOWING THE CONTINGENT CASH CONSIDERATION DATE) HAS BEEN FURNISHED BY PHOENIX.

  QWEST AND PHOENIX EXPRESS NO VIEW AS TO WHETHER PHOENIX WILL BE REQUIRED BY MCI AND/OR SPRINT COMMUNICATIONS TO MAKE PAYMENTS IN RESPECT OF CERTAIN MINIMUM USAGE FEES OWED BY PHOENIX TO SUCH ENTITIES. PURSUANT TO THE TERMS OF THE MERGER AGREEMENT, SUCH PAYMENTS, IF REQUIRED, WILL REDUCE THE AGGREGATE AMOUNT OF STOCK CONSIDERATION TO BE PAID BY QWEST TO THE PHOENIX STOCKHOLDERS IN THE MERGER. FOR A DESCRIPTION OF THE MINIMUM USAGE FEES OWED BY PHOENIX TO MCI AND SPRINT COMMUNICATIONS, SEE "BUSINESS OF PHOENIX--MCI AND SPRINT PAYABLES" AND FOR A DESCRIPTION OF THE TERMS OF THE MERGER AGREEMENT RELATING TO SUCH MINIMUM USAGE FEES, SEE "PLAN OF MERGER--TERMS OF THE MERGER AGREEMENT--CONVERSION OF PHOENIX COMMON STOCK IN THE MERGER--STOCK CONSIDERATION." QWEST AND PHOENIX ALSO EXPRESS NO VIEW AS TO THE OUTCOME OF THE LITIGATION WITH RESPECT TO WHICH PHOENIX MAY BECOME LIABLE OR THE ABILITY OF PHOENIX TO ENFORCE ANY RIGHT OF INDEMNIFICATION IN CONNECTION THEREWITH, EACH OF WHICH WILL AFFECT THE AGGREGATE AMOUNT OF CONTINGENT CASH CONSIDERATION, IF ANY, THAT QWEST WILL BE REQUIRED TO PAY TO THE PHOENIX STOCKHOLDERS PROMPTLY FOLLOWING THE CONTINGENT CASH CONSIDERATION DATE, WHICH WILL OCCUR, IF AT ALL, PROMPTLY FOLLOWING THE CONTINGENT CASH CONSIDERATION DATE. FOR A DESCRIPTION OF THE LITIGATION UPON WHICH THE PAYMENT OF THE CONTINGENT CASH CONSIDERATION DEPENDS, AND FOR A DESCRIPTION OF THE SUBSTANTIAL LIMITATIONS ON QWEST'S OBLIGATION TO ENFORCE THE VAN ESSEN INDEMNIFICATION AND HOLD HARMLESS AGREEMENT (AS DEFINED HEREIN), UPON WHICH THE PAYMENT OF THE CONTINGENT CASH CONSIDERATION ALSO DEPENDS, SEE "BUSINESS OF PHOENIX--LEGAL PROCEEDINGS." FOR A DESCRIPTION OF THE TERMS OF THE MERGER AGREEMENT RELATING TO SUCH LITIGATION, SEE "PLAN OF MERGER--TERMS OF THE MERGER AGREEMENT--CONVERSION OF PHOENIX COMMON STOCK IN THE MERGER--CONTINGENT CASH CONSIDERATION." IT IS HIGHLY UNCERTAIN WHETHER OR WHEN ANY CONTINGENT CASH CONSIDERATION WILL BE PAID TO THE PHOENIX STOCKHOLDERS PURSUANT TO THE TERMS OF THE MERGER AGREEMENT. ACCORDINGLY, FOR THE PURPOSES OF DECIDING WHETHER TO VOTE TO APPROVE AND AUTHORIZE THE MERGER AGREEMENT AND THE MERGER, IT IS APPROPRIATE FOR THE PHOENIX STOCKHOLDERS TO CAREFULLY CONSIDER WHAT VALUE, IF ANY, TO ASSIGN TO THE RIGHT TO RECEIVE THE CONTINGENT CASH CONSIDERATION.

                             AVAILABLE INFORMATION

  Qwest and Phoenix are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such information may be obtained at the prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains certain reports, proxy statements and other information regarding Qwest and Phoenix. Qwest Common Stock is traded on the Nasdaq National Market and Phoenix Common Stock is traded on the American Stock Exchange (the "AMEX"). Material filed by Qwest may also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006 and material filed by Phoenix may also be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

  THIS PROXY STATEMENT/PROSPECTUS IS PART OF A REGISTRATION STATEMENT ON FORM S-4 (TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS THERETO, THE "REGISTRATION STATEMENT") FILED BY QWEST PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") WITH RESPECT TO THE OFFERING OF QWEST COMMON STOCK IN CONNECTION WITH THE MERGER (THE "ISSUANCE"). THE PROXY STATEMENT/PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT, CERTAIN PARTS OF WHICH ARE OMITTED IN ACCORDANCE WITH THE RULES AND REGULATIONS OF THE COMMISSION. THE REGISTRATION STATEMENT AND ANY AMENDMENTS THERETO, INCLUDING EXHIBITS FILED AS A PART THEREOF, ALSO ARE AVAILABLE FOR INSPECTION AND COPYING AS SET FORTH ABOVE. STATEMENTS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS OR IN ANY DOCUMENT INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS AS TO THE CONTENTS OF ANY CONTRACT OR OTHER DOCUMENT REFERRED TO HEREIN OR THEREIN ARE NOT NECESSARILY COMPLETE, AND IN EACH INSTANCE REFERENCE IS MADE TO THE COPY OF SUCH CONTRACT OR OTHER DOCUMENT FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT, EACH SUCH STATEMENT BEING QUALIFIED IN ALL RESPECTS BY SUCH REFERENCE.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following reports previously filed with the Commission by Phoenix pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

    1. Phoenix's Annual Report on Form 10-K, as amended on Forms 10-K/A, for the fiscal year ended December 31, 1996;

    2. Phoenix's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, as amended on Form 10-Q/A;

    3. Phoenix's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997;

    4. Phoenix's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997; and

    5. Phoenix's Current Reports on Form 8-K filed on January 24, 1997, April 25, 1997, July 10, 1997, July 17, 1997, September 2, 1997, January 8, 1998
  and February 9, 1998.

  The information relating to Phoenix contained in this Proxy Statement/Prospectus does not purport to be comprehensive and should be read together with the information in the documents incorporated by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy

Statement/Prospectus to the extent that a statement contained herein (or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded. All information appearing in this Proxy Statement/Prospectus is qualified in its entirety by the information and consolidated financial statements (including notes thereto) appearing in the documents incorporated or deemed to be incorporated herein by reference, except to the extent set forth in the immediately preceding statement.

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS THAT ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE HEREIN, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF PHOENIX COMMON STOCK TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO: SECRETARY OF PHOENIX NETWORK, INC., 13952 DENVER WEST PARKWAY, BUILDING 53, GOLDEN, COLORADO 80402, TELEPHONE NUMBER (303) 215-5500. TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BEFORE MARCH 23, 1998.

  No person is authorized to give any information or to make any representations with respect to the matters described in this Proxy Statement/Prospectus other than those contained herein or in the documents incorporated by reference herein. Any information or representations with respect to such matters not contained herein or therein must not be relied upon as having been authorized by Qwest or Phoenix. This Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Proxy Statement/Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Qwest or Phoenix since the date hereof or that the information in this Proxy Statement/Prospectus or in the documents incorporated by reference herein is correct as of any time subsequent to the date hereof or thereof.

               INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

  This Proxy Statement/Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that include, among others, (i) statements concerning the benefits expected to result from the Merger, (ii) Qwest's plans to complete the Qwest Network (as defined herein), (iii) expectations as to funding Qwest's capital requirements, (iv) anticipated expansion of Carrier Services and Commercial Services (each as defined herein) and (v) other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. Management cautions the reader that these forward-looking statements are subject to risks and uncertainties, including financial, regulatory environment, and trend projections, that could cause actual events or results to differ materially from those expressed or implied by the statements. Such risks and uncertainties include those risks, uncertainties and risk factors identified, among other places, under "RISK FACTORS," "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "PHOENIX'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." The most important factors that could prevent Qwest from achieving its stated goals include, but are not limited to, failure by Qwest to (x) manage effectively, cost efficiently and on a timely basis the construction of the route segments, (y) enter into additional customer contracts to sell dark fiber or provide high-volume capacity and otherwise expand its telecommunications customer base on the Qwest Network and (z) obtain and maintain all necessary rights-of-way. See "RISK FACTORS." Neither Qwest nor Phoenix undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
AVAILABLE INFORMATION.....................................................   i
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................   i
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS..........................  ii
SUMMARY...................................................................   1
  Phoenix Annual Meeting..................................................   1
  Proposal 1--Approval and Adoption of the Merger Agreement and the
   Merger.................................................................   2
  Business of Qwest Communications International Inc. ....................   2
  Business of Phoenix Network, Inc........................................   3
  The Merger Agreement....................................................   4
  The Voting Agreements...................................................  11
  Recommendation of Phoenix Board.........................................  12
  Opinion of Phoenix's Financial Advisor..................................  12
  Regulatory Approvals....................................................  12
  Accounting Treatment of the Merger......................................  13
  Certain Federal Income Tax Consequences.................................  13
  Appraisal Rights........................................................  13
  Risk Factors............................................................  13
  Comparative Per Share Data..............................................  14
  Comparative Market Price Information....................................  15
  Selected Historical and Unaudited Pro Forma Condensed Financial Data....  16
  Selected Pro Forma Financial Data (Unaudited)...........................  17
  Selected Historical Financial Data of Qwest.............................  18
  Selected Historical Financial Data of Phoenix...........................  20
  Proposal 2--Election of Directors.......................................  21
  Nominees................................................................  21
  Term; Effect of Merger..................................................  21
  Vote Required...........................................................  21
  Recommendation of Phoenix Board.........................................  21
PHOENIX ANNUAL MEETING....................................................  22
  Date, Time, Place and Purpose...........................................  22
  Record Date; Shares Entitled to Vote....................................  22
  Quorum; Vote Required...................................................  22
  Proxies.................................................................  23

                    PROPOSAL 1--APPROVAL AND ADOPTION OF THE
                        MERGER AGREEMENT AND THE MERGER

RISK FACTORS..............................................................  24
  Risk Factors Relating to the Merger Consideration.......................  24
  Risk Factors Relating to Qwest and Its Business.........................  25
  Risk Factors Relating to Phoenix and Its Business.......................  32
PLAN OF MERGER............................................................  40
  Background of the Merger................................................  40
  Phoenix's Reasons for the Merger; Recommendation of the Phoenix Board...  42
  Qwest's Reasons for the Merger..........................................  43
  Opinion of Phoenix's Financial Advisor..................................  43
  Terms of the Merger Agreement...........................................  46

                                                                           PAGE
                                                                           ----
  Certain Federal Income Tax Consequences.................................  62
  Accounting Treatment of the Merger......................................  65
  Appraisal Rights........................................................  65
  The Voting Agreements...................................................  68
  Interests of Certain Persons in the Merger..............................  69
INDUSTRY OVERVIEW.........................................................  70
  General.................................................................  70
  Long Distance Network Services..........................................  71
  Telecommunications Technology...........................................  71
  Telecommunications Markets..............................................  72
BUSINESS OF QWEST.........................................................  74
  Recent Developments.....................................................  74
  Opportunities...........................................................  75
  Strategy................................................................  76
  The Qwest Network.......................................................  78
  Carrier Services........................................................  82
  Commercial Services.....................................................  83
  Network Construction Services...........................................  85
  Sales and Marketing.....................................................  85
  Competition.............................................................  86
  Properties..............................................................  87
  Employees...............................................................  88
  Legal Proceedings.......................................................  88
REGULATION................................................................  89
  General Regulatory Environment..........................................  89
  Federal Regulation......................................................  90
  International Settlements...............................................  93
  State Regulation........................................................  94
  Local Regulation........................................................  95
  Other...................................................................  95
SELECTED HISTORICAL FINANCIAL DATA OF QWEST...............................  96
QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS....................................................  99
  Overview................................................................  99
  Results of Operations................................................... 102
  Nine Months Ended September 30, 1997 Compared to Nine Months Ended
   September 30, 1996..................................................... 102
  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995... 104
  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994... 105
  Liquidity and Capital Resources......................................... 106
  Impact of Inflation..................................................... 110
  Announcement of Fiscal 1997 Results..................................... 110
MANAGEMENT OF QWEST....................................................... 111
  Directors and Executive Officers........................................ 111
  Other Management........................................................ 111
  Executive Compensation.................................................. 116
  Stock Option Grant...................................................... 117
  Option Exercises and Holdings........................................... 118

                                                                           PAGE
                                                                           ----
  Growth Share Plan....................................................... 118
  Equity Incentive Plan................................................... 120
  Employment Contracts and Termination of Employment and Change-In-Control
   Arrangements........................................................... 122
  Director Compensation................................................... 124
  Compensation Committee Interlocks and Insider Participation............. 125
PRINCIPAL STOCKHOLDER..................................................... 126
CERTAIN TRANSACTIONS...................................................... 126
BENEFICIAL OWNERSHIP OF QWEST COMMON STOCK................................ 128
DESCRIPTION OF QWEST CAPITAL STOCK........................................ 129
  Authorized and Outstanding Capital Stock................................ 129
  Common Stock............................................................ 129
  Authorized Qwest Preferred Stock........................................ 129
  Certain Charter and Statutory Provisions................................ 130
  Transfer Agent and Registrar............................................ 130
BUSINESS OF PHOENIX....................................................... 131
  General................................................................. 131
  Company Strategy........................................................ 131
  Acquisitions............................................................ 131
  Operations.............................................................. 132
  Products and Services................................................... 132
  Customers............................................................... 132
  Marketing and Sales..................................................... 132
  Customer Service........................................................ 134
  Employees............................................................... 134
  MCI and Sprint Payables................................................. 134
  Phoenix Credit Facility................................................. 135
  Government Regulation................................................... 136
  Properties.............................................................. 139
  Legal Proceedings....................................................... 139
PHOENIX SELECTED FINANCIAL DATA........................................... 142
PHOENIX'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS.................................................... 144
  Introduction............................................................ 144
  Supplier Relationships.................................................. 144
  Results of Operations................................................... 145
  Nine Months Ended September 30, 1997 Compared to Nine Months Ended
   September 30, 1996..................................................... 145
  1996 Compared to 1995................................................... 146
  1995 Compared to 1994................................................... 147
  Liquidity and Capital Resources......................................... 148
  Seasonality............................................................. 150
  Tax Benefit............................................................. 150
COMPARATIVE MARKET PRICE INFORMATION...................................... 151
COMPARATIVE RIGHTS OF PHOENIX STOCKHOLDERS AND QWEST STOCKHOLDERS......... 152
PRO FORMA COMBINED FINANCIAL STATEMENTS................................... 153

                   PROPOSAL 2--ELECTION OF PHOENIX DIRECTORS

                                                                            PAGE
                                                                            ----
NOMINEES..................................................................  160
MANAGEMENT OF PHOENIX.....................................................  161
  Directors and Executive Officers........................................  161
  Phoenix Board Committees and Meetings...................................  162
  Compliance With Section 16(a) of the Securities Exchange Act of 1934....  163
PHOENIX EXECUTIVE COMPENSATION............................................  164
  Compensation of Directors...............................................  164
  Compensation of Executive Officers......................................  165
  Compensation Committee Report...........................................  168
  Compensation Committee Interlocks and Insider Participation.............  170
  Performance Measurement Comparison......................................  171
BENEFICIAL OWNERSHIP OF PHOENIX STOCK.....................................  172
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF PHOENIX.................  173
  Indemnification Agreements..............................................  173
  Acquisition of ACI......................................................  173
  Preferred Stock Conversions.............................................  173
  Investment Banking Services.............................................  174
PHOENIX INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS..........................  174
LEGAL OPINION.............................................................  174
TAX OPINION...............................................................  174
EXPERTS...................................................................  174
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS................................  F-1
GLOSSARY..................................................................  G-1
EXHIBIT A--MERGER AGREEMENT...............................................  A-1
EXHIBIT B--OPINION OF J.C. BRADFORD.......................................  B-1
EXHIBIT C--FORM OF AMENDED AND RESTATED VOTING AGREEMENT AND PROXY........  C-1
EXHIBIT D--VAN ESSEN INDEMNIFICATION AND HOLD HARMLESS AGREEMENT..........  D-1
EXHIBIT E--SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DEL-
          AWARE...........................................................  E-1

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including the financial statements and the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus. A glossary of relevant terms used in the telecommunications business is included at the end of this Proxy Statement/Prospectus. References to "Phoenix" mean Phoenix Network, Inc. and its subsidiaries, and references to "Qwest" mean Qwest Communications International Inc. and its predecessors, together with Qwest's subsidiaries, including Qwest Corporation ("QC") and Qwest Communications Corporation ("QCC"). All references to Qwest Common Stock, unless otherwise indicated, shall be deemed to refer to Qwest Common Stock after giving effect to the Qwest Stock Split. "Qwest Stock Split" means the two-for-one stock split announced on January 20, 1998 by Qwest's Board of Directors, payable on February 24, 1998 as a dividend to the holders of record of Qwest Common Stock on February 2, 1998.

PHOENIX ANNUAL MEETING

  Date, Time, Place and Purpose. The Phoenix Annual Meeting will be held on March 30, 1998, at 9:30 a.m., local time, at 13952 Denver West Parkway, Building 53, Golden, Colorado, or at any postponement or adjournment thereof, for the following purposes:

    1. To consider and vote upon a proposal to approve and authorize the Merger Agreement among Phoenix, Qwest and Qwest Subsidiary. Pursuant to the Merger Agreement, Qwest Subsidiary will merge with and into Phoenix, with Phoenix being the Surviving Corporation of the Merger. In the Merger, each outstanding share of Phoenix Common Stock will be converted into the right to receive the Merger Consideration. As a result of the Merger, the Surviving Corporation will become a wholly owned subsidiary of Qwest.

    2. To elect seven (7) directors to serve as directors of Phoenix for the ensuing year and until their successors are duly elected, or until the consummation of the Merger, whichever occurs earlier.

    3. To transact such other business as may properly come before the Phoenix Annual Meeting or any adjournment or postponement thereof.

  THE PHOENIX BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, PHOENIX AND THE PHOENIX STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED AND AUTHORIZED THE MERGER AGREEMENT AND THE MERGER. THE PHOENIX BOARD RECOMMENDS THAT THE PHOENIX STOCKHOLDERS VOTE "FOR" APPROVAL AND AUTHORIZATION OF THE MERGER AGREEMENT AND THE MERGER AND "FOR" EACH NAMED NOMINEE FOR DIRECTOR AT THE PHOENIX ANNUAL MEETING.

  IT IS HIGHLY UNCERTAIN WHETHER OR WHEN ANY CONTINGENT CASH CONSIDERATION WILL BE PAID TO THE PHOENIX STOCKHOLDERS PURSUANT TO THE TERMS OF THE MERGER AGREEMENT. ACCORDINGLY, FOR THE PURPOSES OF DECIDING WHETHER TO VOTE TO APPROVE AND AUTHORIZE THE MERGER AGREEMENT AND THE MERGER, IT IS APPROPRIATE FOR THE PHOENIX STOCKHOLDERS TO CAREFULLY CONSIDER WHAT VALUE, IF ANY, TO ASSIGN TO THE RIGHT TO RECEIVE THE CONTINGENT CASH CONSIDERATION.

  See "PHOENIX ANNUAL MEETING--Date, Time, Place and Purpose" and the Sections of this Proxy Statement/Prospectus entitled "PROPOSAL 1--APPROVAL AND AUTHORIZATION OF THE MERGER AGREEMENT AND THE MERGER" AND "PROPOSAL 2--ELECTION OF DIRECTORS".

  Record Date; Shares Entitled to Vote. Only stockholders of record of Phoenix Common Stock at the close of business on February 9, 1998 (the "Phoenix Record Date") are entitled to notice of and to vote at the Phoenix Annual Meeting. At the close of business on the Phoenix Record Date, 35,898,958 shares of Phoenix Common Stock were outstanding, each of which entitles the registered holder thereof to one vote. See "PHOENIX ANNUAL MEETING--Record Date; Shares Entitled to Vote."

  Quorum; Vote Required. The presence in person or by proxy of holders representing a majority of the voting power of the Phoenix Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Phoenix Annual Meeting. Approval by the Phoenix Stockholders of the Merger Agreement and the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of the Phoenix Common Stock. The affirmative vote of holders of a plurality of the votes of the Phoenix Common Stock entitled to vote is required to elect the directors. See "PHOENIX ANNUAL MEETING--Quorum; Vote Required." The directors and executive officers of Phoenix and their respective affiliates collectively owned approximately 17% of the outstanding shares of Phoenix Common Stock on the Phoenix Record Date.

  Proxies. Phoenix Common Stock represented by properly executed proxies received at or prior to the Phoenix Annual Meeting that have not been revoked will be voted at the Phoenix Annual Meeting in accordance with the instructions contained therein. Phoenix Common Stock represented by properly executed proxies for which no instruction is given will be voted "FOR" approval and authorization of the Merger Agreement and the Merger and "FOR" election of each nominee for director. See "PHOENIX ANNUAL MEETING--Proxies."

  Shares Voting for Approval. In connection with the Merger Agreement, Qwest and certain Phoenix Stockholders (including certain directors and executive officers) collectively owning approximately 21% of the outstanding shares of Phoenix Common Stock on the Phoenix Record Date have entered into certain voting agreements dated as of December 31, 1997, pursuant to which such stockholders have (i) agreed, among other things, to vote to approve the Merger Agreement and the Merger and (ii) granted Qwest an irrevocable proxy to vote such shares to approve the Merger Agreement and the Merger. Accordingly, all of such shares are expected to be voted to approve and authorize the Merger Agreement and the Merger. See "PLAN OF MERGER--The Voting Agreements" and the form of Amended and Restated Voting Agreement and Proxy set forth at Exhibit C to this Proxy Statement/Prospectus.

                      PROPOSAL 1--APPROVAL AND ADOPTION OF
                      THE MERGER AGREEMENT AND THE MERGER

BUSINESS OF QWEST COMMUNICATIONS INTERNATIONAL INC.

  Qwest is a facilities-based provider of multi-media communications services to interexchange carriers and other communications entities ("Carrier Services") and to businesses and consumers ("Commercial Services"), and it constructs and installs fiber optic communications systems for interexchange carriers and other communications entities, as well as for its own use ("Network Construction Services"). Qwest is expanding its existing long distance network into an approximately 16,000 route-mile coast-to-coast, technologically advanced, fiber optic telecommunications network (the "Qwest Network"). Qwest will employ, throughout substantially all of the Qwest Network, a self-healing SONET four-fiber ring architecture equipped with the most advanced commercially available fiber and transmission electronics manufactured by Lucent Technologies ("Lucent") and Northern Telecom Inc. ("Nortel"), respectively. The Qwest Network's advanced fiber and transmission electronics are expected to provide Qwest with lower installation, operating and maintenance costs than older fiber systems generally in commercial use today. In addition, Qwest has entered into construction contracts for the sale of dark fiber along the route of the Qwest Network, which will reduce Qwest's net cost per fiber mile with respect to the fiber it retains for its own use. As a result of these cost advantages, Qwest believes it will be well-positioned to capture market share and take advantage of the rapidly growing demand for data transmission, multimedia and long haul voice capacity.

  Under Qwest's current plan, the Qwest Network will extend approximately 16,000 route miles coast-to-coast and connect approximately 125 metropolitan areas that represent approximately 80% of the originating and terminating long distance traffic in the United States. Construction of the Qwest Network is scheduled to be completed by the end of the second quarter of 1999. Through a combination of the Qwest Network and leased facilities, Qwest will continue to offer interstate services in all 48 contiguous states. The Qwest Network will connect to international cable heads for trans-Atlantic and trans-Pacific transmission and cross-border points to Canada and Mexico. Qwest recently extended its network to the United Kingdom through an exchange of capacity for two 155 megabit circuits that will carry international data and voice traffic between London and New York. Qwest also is extending its network approximately 1,400 route miles into Mexico through dark fiber to be owned by Qwest on the fiber optic system of a third party. Completion of the Mexican network is scheduled for late 1998.

  Qwest believes that demand from interexchange carriers and other communications entities for advanced, high bandwidth voice, data and video transmission capacity will increase over the next several years due to regulatory and technical changes and other industry developments. These anticipated changes and developments include: (i) continued growth in capacity requirements for high-speed data transmission, ATM and Frame Relay services, Internet and multi-media services and other new technologies and applications;
(ii) continued growth in demand for existing long distance services; (iii) entry into the market of new communications providers; (iv) requirements of the four principal nationwide carriers AT&T Corporation ("AT&T"), MCI, Sprint Communications, Inc. ("Sprint") and WorldCom, Inc. ("WorldCom") to replace or augment portions of their older systems and (v) reform in regulation of domestic access charges and international settlement rates, which Qwest expects will lower long distance rates and fuel primary demand for long distance services. See "INDUSTRY OVERVIEW," "BUSINESS OF QWEST" AND "REGULATION."

  For a description of certain recent developments relating to Qwest and its business, see "BUSINESS OF QWEST--Recent Developments" and "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Announcement of Fiscal 1997 Results."

  Qwest's principal executive offices are located at 1000 Qwest Tower, 555 Seventeenth Street, Denver, Colorado 80202, and its telephone number is (303) 291-1400.

BUSINESS OF PHOENIX NETWORK, INC.

  Phoenix is a facilities-based reseller of telecommunications services which sells to small to medium-sized commercial accounts. Phoenix signs up customers for long distance and other telecommunications services and places them either on its own network or on the network of the nation's largest facilities-based carriers. In addition to "1 plus" domestic long distance service, Phoenix offers its customers a wide range of value-added products and services, including inbound "800" service, dedicated access and private line service, Internet access, calling cards, international call-back, conference calling, debit cards and customized management reports. See "BUSINESS OF PHOENIX." Phoenix's principal executive offices are located at 13952 Denver West Parkway, Building 53, Golden, Colorado 80402, and its telephone number is (303) 215-5500.

THE MERGER AGREEMENT

  The Merger. Subject to the terms and conditions of the Merger Agreement, Qwest Subsidiary will merge with and into Phoenix at the Effective Time, at which time the separate corporate existence of Qwest Subsidiary will cease, and Phoenix will become the Surviving Corporation of the Merger.

 Conversion of Phoenix Common Stock in the Merger.

  General. In connection with the Merger, all outstanding shares of Phoenix Common Stock will be acquired for (i) that number of shares of Qwest Common Stock having an aggregate market value equal to $28.5 million, subject to certain adjustments and limitations described below, which is referred to below as the Stock Consideration, and (ii) certain cash consideration, if any, payable promptly following the Contingent Cash Consideration Date in an aggregate maximum amount of $4.0 million in cash, contingent upon the outcome of certain litigation described below, plus interest at the rate of 7.0% per annum, compounded annually, from the closing date of the Merger (the "Closing Date") to, but excluding, the Contingent Cash Consideration Date, which is referred to below as the Contingent Cash Consideration. The Stock Consideration and the Contingent Cash Consideration are collectively referred to below as the Merger Consideration. The Merger Consideration will be paid to persons who are the record holders of Phoenix Common Stock immediately prior to be Effective Time of the Merger.

  Stock Consideration. The Stock Consideration to be issued by Qwest in the Merger will be determined by dividing (i) the quotient obtained by dividing the Acquisition Value (as defined below) by the Effective Time Adjusted Average Market Price (as defined below) by (ii) the Aggregate Number (as defined below).

  Contingent Cash Consideration. The Contingent Cash Consideration, if any, to be paid by Qwest in cash promptly following the Contingent Cash Consideration Date will be determined by dividing (i) the sum of (1)(A) $4,000,000 minus (B) the LDDS Liability (as defined below) plus (C) any amounts recovered by any of Qwest and its subsidiaries on or before the Contingent Cash Consideration Date under the Van Essen Indemnification and Hold Harmless Agreement dated January 16, 1996 (the "Van Essen Indemnification and Hold Harmless Agreement"), by and among Phoenix, Phoenix Network Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Phoenix ("PNAC"), Automated Communications, Inc., a Colorado corporation and a wholly-owned subsidiary of Phoenix ("ACI"), and Judy Van Essen Kenyon ("Van Essen") (net of all out-of-pocket costs, fees and expenses, including, without limitation, the fees and disbursements of counsel and the expenses of litigation, incurred in collecting such amounts, in each case to the extent not reimbursed pursuant to the Van Essen Indemnification and Hold Harmless Agreement) plus (2) interest on the amount determined in accordance with the preceding clause (1) at a rate of 7% per annum, compounded annually, from the Closing Date to, but excluding, the Contingent Cash Consideration Date by (ii) the Aggregate Number; provided that, if there has not occurred a settlement or other final, nonappealable resolution of the litigation styled LDDS/WorldCom, Inc. and Dial-Net, Inc. v. Automated Communications, Inc. and Judy Van Essen Kenyon, C.A. No. 3:93-CV-463 (WS) (U.S.D.C. S.D. Miss) (the "LDDS Litigation"), on or prior to the Contingent Cash Consideration Date, the Contingent Cash Consideration shall be an amount equal to zero dollars ($0).

  Definitions. For the purposes of the Merger Agreement, the following terms have the meanings assigned to them below:

    "Acquisition Value" means the amount by which (1) $28,500,000 exceeds (2) the sum of the aggregate amount paid and payable by Phoenix as of the Effective Date pursuant to (A) paragraph A.14.1 of Attachment A to the Resale Solutions Switched Services Agreement dated December 1996 between Phoenix and Sprint Communications with respect to the difference between Phoenix's Actual Net Usage (as defined therein) and $12,000,000 during months 1-12 of the term of such agreement (the "Sprint Payable") and (B) Section 3 of the Carrier Agreement between Phoenix and MCI with respect to the difference between Phoenix's Usage Charges (as defined therein) and its Annual Commitment (as defined therein) during the term of such agreement (the "MCI Payable"). For a description of the Sprint Payable and the MCI Payable see "BUSINESS OF PHOENIX--MCI and Sprint Payables."

    "Aggregate Number" means the sum of (a) the number of shares of Phoenix Common Stock outstanding immediately prior to the Effective Time and (b) the number of shares of Phoenix Common Stock that would be issued if all warrants or other rights that are not exercised, exchanged, cancelled or otherwise terminated in accordance with Section 7.1(j) of the Merger Agreement were exercised or exchanged in accordance with their terms immediately prior to the Effective Time. Section 7.1(j) of the Merger Agreement provides that all options, warrants and other rights to acquire capital stock of Phoenix that are not exercised as of the Effective Time will be cancelled or otherwise terminated, except that warrants and other rights to acquire up to 398,723 shares of Phoenix Common Stock in the aggregate may remain outstanding at the Effective Time if (a) Phoenix shall have used commercially reasonable efforts to cause the cancellation or other termination of such warrants or the exercise or exchange of such other rights and (b) only shares of Qwest Common Stock (and no equity securities of the Surviving Corporation or any other person) shall be issuable upon exercise or exchange, as the case may be, of such warrants or other rights after the Effective Time.

    "Average Market Price" per share of any class of stock on any date means the average of the daily closing prices of the shares of such stock for the fifteen (15) consecutive trading days commencing twenty (20) trading days before such date.

    "Contingent Cash Consideration Date" means the date that is the earlier of (1) the third anniversary of the Closing Date and (2) the date as of which Qwest shall have determined, in the exercise of its reasonable judgment and after having exercised commercially reasonable efforts to obtain recovery under the Van Essen Indemnification and Hold Harmless Agreement, that it is not reasonably likely in the circumstances that Qwest and its Subsidiaries shall recover substantial additional amounts under such agreement on or before the third anniversary of the Closing Date (net of all out-of-pocket costs, fees and expenses, including, without limitation, the fees and disbursements of counsel and the expenses of litigation, incurred in connection with collecting such amounts, in each case to the extent not reimbursed or likely to be reimbursed pursuant to the Van Essen Indemnification and Hold Harmless Agreement on or before the third anniversary of the Closing Date); provided that in no event shall any of Qwest and its Subsidiaries be required to exercise more than commercially reasonable efforts with respect to such recovery.

    "Effective Time Adjusted Average Market Price" means (i) the Average Market Price per share of Qwest Common Stock at the Effective Time if such Average Market Price is equal to or greater than $26.25 and equal to or less than $33.75, (ii) $26.25 if the Average Market Price per share of Qwest Common Stock at the Effective Time is equal to or greater than $23.75 and less than $26.25, (iii) $33.75 if the Average Market Price per share of Qwest Common Stock at the Effective Time is equal to or less than $36.25 and greater than $33.75, (iv) $26.25 less fifty percent (50%) of the amount by which the Average Market Price per share of Qwest Common Stock at the Effective Time is less than $23.75 if such Average Market Price is less than $23.75, or (v) the sum of (x) $33.75 and (y) fifty percent (50%) of the amount by which the Average Market Price per share of Qwest Common Stock at the Effective Time is greater than $36.25 if such Average Market Price is greater than $36.25.

    "LDDS Liability" means the aggregate amount of any Loss (as defined in the Merger Agreement) of any of Qwest and its subsidiaries, (including, without limitation, any of Phoenix, the Surviving Corporation, ACI and their subsidiaries) in connection with, arising from or related to (1) the LDDS Litigation or (2) any other Action (as defined in the Merger Agreement) based, in whole or in part, upon facts involved in the LDDS Litigation, in each case, including, without limitation, any damages, or any fees, expenses or other disbursements of counsel. For a description of the LDDS Litigation, including the substantial limitations on Qwest's obligation to enforce the Van Essen Indemnification and Hold Harmless Agreement, see "BUSINESS OF PHOENIX--Legal Proceedings."

  Uncertainty of Value of Merger Consideration. The amount and the value of the Stock Consideration and of the Contingent Cash Consideration, if any, are subject to risk and uncertainty. The timing of the payment of the Contingent Cash Consideration, if any, is also subject to uncertainty. Accordingly, the value of the Merger Consideration that may be realized by the Phoenix Stockholders is uncertain. Certain principal elements of this uncertainty are summarized below.

  The amount of the Stock Consideration to be received by the Phoenix Stockholders depends, among other things, on (i) the Acquisition Value, which is reduced by any amount that Phoenix is required to pay to MCI and Sprint Communications in respect of certain minimum usage fees, and (ii) the average of the daily closing prices of the Qwest Common Stock for the fifteen consecutive trading days commencing twenty trading days prior to the Closing Date. See "PLAN OF MERGER--Terms of the Merger Agreement--Conversion of Phoenix Common Stock in the Merger--Stock Consideration." In addition, the value of the Stock Consideration that any Phoenix Stockholder may be able to realize upon the sale of the Qwest Common Stock received in the Merger will depend principally on the market price per share of Qwest Common Stock at the time of sale. The market price of the Qwest Common Stock at any time reflects perceptions of market participants as to the business, operations, results and prospects of Qwest, general market and economic conditions and other factors.

  With respect to the Acquisition Value, which affects the value of the Stock Consideration, Qwest and Phoenix express no view as to whether Phoenix will be required by MCI and Sprint Communications to make payments in respect of certain minimum usage fees owed by Phoenix to such entities. Pursuant to the terms of the agreements between Phoenix and each of MCI and Sprint Communications, Phoenix is obligated to pay approximately $420,000 to MCI and $1.275 million to Sprint Communications in respect of such minimum usage fees. Pursuant to the terms of the Merger Agreement, such payments, if required, will reduce the Acquisition Value and, accordingly, the Stock Consideration to be paid by Qwest to the Phoenix Stockholders in the Merger. Phoenix Stockholders may receive updated information with respect to the Acquisition Value by calling the toll free number referred to below. Although Phoenix is currently attempting to re-negotiate the amount of such payments, there can be no assurance that Phoenix will be successful in reducing its obligations to MCI or Sprint Communications. For a description of the minimum usage fees owed by Phoenix to MCI and Sprint Communications, see "BUSINESS OF PHOENIX--MCI and Sprint Payables" and for a description of the terms of the Merger Agreement relating to such minimum usage fees, see "PLAN OF MERGER--Terms of the Merger Agreement--Conversion of Phoenix Common Stock in the Merger--Stock Consideration."

  The amount of the Contingent Cash Consideration, if any, to be received by the Phoenix Stockholders depends on the outcome of the LDDS Litigation and/or the ability of Phoenix and, following the Effective Time, Qwest and its subsidiaries to recover pursuant to the right of indemnification under the Van Essen Indemnification and Hold Harmless Agreement any amounts paid by any of Qwest, Phoenix and their subsidiaries with respect to the LDDS Litigation. See "PLAN OF MERGER--Terms of the Merger Agreement--Conversion of Phoenix Common Stock in the Merger-- Contingent Cash Consideration." On February 2, 1998, the trial court in the LDDS Litigation issued an order finding ACI and Van Essen liable with respect to certain of the claims. The court has scheduled a hearing on February 16, 1998 on the issue of damages. Qwest and Phoenix express no view as to the outcome of the LDDS Litigation or the ability of Phoenix, Qwest or any other person to enforce any right of indemnification under the Van Essen Indemnification and Hold Harmless Agreement. The potential liability of Phoenix and its subsidiaries, based on the damages asserted by WorldCom, exceeds $4 million, and includes (1) compensatory damages of approximately $3,020,000; (2) attorneys' fees in excess of $700,000; (3) punitive damages in an unspecified amount; and (4) pre-judgment interest. Qwest and Phoenix express no view as to whether Van Essen now has, or in the future will have, the financial capability to perform her obligations under the Van Essen Indemnification and Hold Harmless Agreement. The obligations of Van Essen to indemnify Phoenix under the Van Essen Indemnification and Hold Harmless Agreement are unsecured, although certain shares of Phoenix Common Stock have been deposited in escrow in support of Van Essen's indemnification obligations. Pursuant to the terms of the Merger Agreement, Qwest is obligated to exercise no more than commercially reasonable efforts to recover any amounts under the Van Essen Indemnification and Hold Harmless Agreement and only amounts so recovered on or prior to the third anniversary of the Closing Date will be included in calculating the Contingent Cash Consideration, if any. IF THERE IS NO SETTLEMENT OR OTHER FINAL, NONAPPEALABLE RESOLUTION OF THE LDDS LITIGATION ON OR PRIOR TO THE THIRD ANNIVERSARY OF THE CLOSING DATE, THE LIABILITY IS ASSUMED TO BE $4 MILLION AND THE CONTINGENT CASH CONSIDERATION WILL BE $0. IN ANY CASE, ANY AMOUNTS RECOVERED BY ANY OF QWEST OR ITS SUBSIDIARIES AFTER THE THIRD ANNIVERSARY OF THE CLOSING DATE WILL BE RETAINED BY QWEST AND WILL NOT BE DISTRIBUTED TO THE PHOENIX STOCKHOLDERS. In addition, in exercising commercially reasonable efforts Qwest is not required to incur expenses in excess of that which it reasonably expects to recover by reason of such efforts, and no person other than Qwest has been selected to monitor Qwest's recovery efforts. For a description of the LDDS Litigation and a description of the substantial limitations on Qwest's obligation to enforce the Van Essen Indemnification and Hold Harmless Agreement, see "BUSINESS OF PHOENIX--Legal Proceedings" and for a description of the terms of the Merger Agreement relating to such litigation, see "PLAN OF MERGER--Terms of the Merger Agreement--Conversion of Phoenix Common Stock in the Merger."

  The right to receive the Contingent Cash Consideration represents a general obligation of Qwest, is not secured by a security interest, mortgage or lien on any property, and does not represent an interest in any trust fund, escrow fund, segregated fund or account or any similar vehicle held by Qwest or by a third party for the benefit of the Phoenix Stockholders. In addition, the right to receive the Contingent Cash Consideration is a personal right of each Phoenix Stockholder of record immediately prior to the Effective Time of the Merger and may not be assigned, sold or otherwise transferred to any other person, other than pursuant to the laws of inheritance. Qwest is not required to (other than pursuant to the laws of inheritance), but in its sole discretion may, record or otherwise recognize any assignment, sale or other transfer of the right to receive the Contingent Cash Consideration. Qwest will pay the Contingent Cash Consideration, if any, promptly following the Contingent Cash Consideration Date to the Phoenix Stockholders of record immediately prior to the Effective Time unless in any case Qwest shall elect to record an assignment, sale or other transfer of such right to any transferee, in which case the Contingent Cash Consideration, if any, will be paid to such transferee promptly following the Contingent Cash Consideration Date. It is highly uncertain whether or when any Contingent Cash Consideration will be paid to the Phoenix Stockholders pursuant to the terms of the Merger Agreement. Accordingly, for the purposes of deciding whether to vote to approve and authorize the Merger Agreement and the Merger, it is appropriate for the Phoenix Stockholders to carefully consider what value, if any, to assign to the right to receive the Contingent Cash Consideration. Stockholders.

  Toll Free Number. Phoenix Stockholders may call toll free to 1-888-441-1134 from Saturday, February 21, 1998 until Friday, March 20, 1998 to hear a tape recorded message stating what (i) the Average Market Price, (ii) the Effective Time Adjusted Average Market Price and (iii) the Stock

Consideration would be if the Merger were consummated on Friday, February 27, 1998 (for calls to the toll free number during the seven day period ending on Friday, February 27, 1998) and on each subsequent Friday (for calls to the toll free number during the seven day period ending on such Friday). Phoenix Stockholders may call the same toll free number from Saturday, March 21, 1998 until Monday, March 30, 1998 to hear a tape recorded message stating what the Average Market Price, Effective Time Adjusted Average Market Price and Stock Consideration would be if the Merger were consummated on Monday, March 30, 1998, which is the date of the Phoenix Annual Meeting. The tape recorded message will not give any information regarding the amount, if any, of the Contingent Cash Consideration or the likely date of payment, if any, of the Contingent Cash Consideration. The payment of the Contingent Cash Consideration is dependent on the outcome of the LDDS Litigation and Qwest's ability to enforce the Van Essen Indemnification and Hold Harmless Agreement, neither of which is expected to be resolved prior to the Phoenix Annual Meeting. See "RISK FACTORS--Risk Factors Relating to the Merger Consideration."

  Table of Illustrative Values of Stock Consideration. The following Table 1 illustrates the value of the Stock Consideration issuable in the Merger, assuming that the Aggregate Number is 36,277,291, that the Average Market Price is within a range from $22.50 to $40.00, and that the Acquisition Value is either $26,800,000 or $28,500,000. Phoenix does not expect that the Aggregate Number will vary materially from 36,277,291, but the Average Market Price may be less than $22.50 or greater than $40.00. Phoenix expects that the Acquisition Value will not be less than $26,800,000 and will be less than or equal to $28,500,000. The columns in the following Table 1 present (a) the Average Market Price of Qwest Common Stock at the Effective Time within a range from $22.50 to $40.00, (b) the Effective Time Adjusted Average Market Prices that correspond to the Average Market Prices presented in the table, (c) the fractions of one share of Qwest Common Stock that would be issued for one share of Phoenix Common Stock at the Average Market Prices and corresponding Effective Time Adjusted Average Market Prices presented in the table, in each case depending on whether the illustrative Acquisition Value is $26,800,000 or $28,500,000, as the case may be, and (d) the illustrative values of the Stock Consideration to be received in the merger for one share of Phoenix Common Stock, which illustrative values are determined by multiplying the Average Market Prices presented in the table by the corresponding fractions of one share of Qwest Common Stock that would be issued in the Merger at those Average Market Prices, in each case depending on whether the illustrative Acquisition Value is $26,800,000 or $28,500,000. In general, the value of the Stock Consideration issuable in the Merger increases as the Average Market Price and the Acquisition Value increases and the value of the Stock Consideration decreases as the Average Market Price and the Acquisition Value decreases. THE VALUES OF STOCK CONSIDERATION SHOWN IN THE FOLLOWING TABLE 1 ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT THE ACTUAL AMOUNT PER SHARE OF PHOENIX COMMON STOCK THAT MIGHT BE REALIZED BY ANY PHOENIX STOCKHOLDER ON OR AFTER THE CLOSING DATE. THE AMOUNT ANY PHOENIX STOCKHOLDER WILL BE ABLE TO REALIZE UPON THE SALE IN THE MARKET OF THE STOCK CONSIDERATION RECEIVED BY SUCH PHOENIX STOCKHOLDER IN THE MERGER WILL DEPEND PRINCIPALLY UPON THE MARKET PRICE PER SHARE OF QWEST COMMON STOCK AT THE TIME OF SALE.

                                    TABLE 1

                   ILLUSTRATIVE VALUES OF STOCK CONSIDERATION
                      (PER SHARE OF PHOENIX COMMON STOCK)

                              ILLUSTRATIVE ACQUISITION VALUE             ILLUSTRATIVE ACQUISITION VALUE
                                            =                                          =
                                       $26,800,000                                $28,500,000
                        ------------------------------------------ ------------------------------------------
  (A)         (B)               (C)                  (D)                   (C)                  (D)
 QWEST   EFFECTIVE TIME STOCK CONSIDERATION ILLUSTRATIVE VALUE OF  STOCK CONSIDERATION ILLUSTRATIVE VALUE OF
AVERAGE     ADJUSTED       (QWEST SHARES     STOCK CONSIDERATION      (QWEST SHARES     STOCK CONSIDERATION
MARKET      AVERAGE       ISSUABLE PER 1    (STOCK CONSIDERATION X   ISSUABLE PER 1    (STOCK CONSIDERATION X
 PRICE    MARKET PRICE    PHOENIX SHARE)    AVERAGE MARKET PRICE)    PHOENIX SHARE)    AVERAGE MARKET PRICE)
-------  -------------- ------------------- ---------------------- ------------------- ----------------------
$40.00      $35.625           0.0207               $0.8295               0.0221               $0.8821
$38.75      $ 35.00           0.0211               $0.8179               0.0224               $0.8698
$37.50      $34.375           0.0215               $0.8059               0.0229               $0.8570
$36.25      $ 33.75           0.0219               $0.7935               0.0233               $0.8438
$35.00      $ 33.75           0.0219               $0.7661               0.0233               $0.8147
$33.75      $ 33.75           0.0219               $0.7388               0.0233               $0.7856
$32.50      $ 32.50           0.0227               $0.7388               0.0242               $0.7856
$31.25      $ 31.25           0.0236               $0.7388               0.0251               $0.7856
$30.00      $ 30.00           0.0246               $0.7388               0.0262               $0.7856
$28.75      $ 28.75           0.0257               $0.7388               0.0273               $0.7856
$27.50      $ 27.50           0.0269               $0.7388               0.0286               $0.7856
$26.25      $ 26.25           0.0281               $0.7388               0.0299               $0.7856
$25.00      $ 26.25           0.0281               $0.7036               0.0299               $0.7482
$23.75      $ 26.25           0.0281               $0.6684               0.0299               $0.7108
$22.50      $25.625           0.0288               $0.6487               0.0307               $0.6898
-------------------------------------------------------------------------------------------------------------

  Table of Illustrative Values of Contingent Cash Consideration. The following Table 2 illustrates the value of the Contingent Cash Consideration, assuming that the Aggregate Number is 36,277,291 and the Contingent Cash Consideration multiplied by the Aggregate Number is within a range from zero to $4,000,000 at the time the Contingent Cash Consideration, if any, is paid. THE VALUES OF THE CONTINGENT CASH CONSIDERATION SHOWN IN THE FOLLOWING TABLE 2 ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT THE ACTUAL AMOUNT PER SHARE OF PHOENIX COMMON STOCK THAT MIGHT BE REALIZED BY ANY PHOENIX STOCKHOLDER ON OR AFTER THE CONTINGENT CASH CONSIDERATION DATE. THE VALUES ILLUSTRATED ARE NOT VALUES AS OF THE CLOSING DATE BUT ARE VALUES AS OF THE TIME THE CONTINGENT CASH CONSIDERATION, IF ANY, IS PAID. IN ADDITION, THE RIGHT TO RECEIVE THE CONTINGENT CASH CONSIDERATION IS PERSONAL TO EACH PHOENIX STOCKHOLDER OF RECORD IMMEDIATELY PRIOR TO THE EFFECTIVE TIME OF THE MERGER, AND ACCORDINGLY THE PRESENT VALUE, IF ANY, OF SUCH RIGHT CANNOT BE REALIZED BY THE ASSIGNMENT, SALE OR OTHER TRANSFER OF SUCH RIGHT UNLESS QWEST, IN ITS SOLE DISCRETION, AGREES TO PERMIT AND RECORD SUCH ASSIGNMENT, SALE OR OTHER TRANSFER. IT IS HIGHLY UNCERTAIN WHETHER OR WHEN ANY CONTINGENT CASH CONSIDERATION WILL BE PAID TO THE PHOENIX STOCKHOLDERS PURSUANT TO THE TERMS OF THE MERGER AGREEMENT. ACCORDINGLY, FOR THE PURPOSES OF DECIDING WHETHER TO VOTE TO APPROVE AND AUTHORIZE THE MERGER AGREEMENT AND THE MERGER, IT IS APPROPRIATE FOR THE PHOENIX STOCKHOLDERS TO CAREFULLY CONSIDER WHAT VALUE, IF ANY, TO ASSIGN TO THE RIGHT TO RECEIVE THE CONTINGENT CASH CONSIDERATION.

                                    TABLE 2
              ILLUSTRATIVE VALUES OF CONTINGENT CASH CONSIDERATION
                      (PER SHARE OF PHOENIX COMMON STOCK)

                 ILLUSTRATIVE AMOUNT OF AGGREGATE CONTINGENT CASH CONSIDERATION
                 ---------------------------------------------------------------
                   $0    $1,000,000    $2,000,000    $3,000,000    $4,000,000
                 ---------------------------------------------------------------
Contingent Cash
 Consideration:  $       $0     0.0276 $      0.0551 $      0.0827 $      0.1103

                      ---------------------------------------

  Table of Illustrative Values of Merger Consideration. The following Table 3 illustrates the total value of the Merger Consideration based upon (i) the various illustrative values of the Stock Consideration issuable in the Merger, as shown for purposes of illustration in Table 1 above and (ii) the various amounts of the Contingent Cash Consideration, as shown for purposes of illustration in Table 2 above. The illustrative values of the Merger Consideration shown in the following Table 3 have been calculated by adding certain illustrative values of Stock Consideration that were selected from Table 1 to the illustrative values of Contingent Cash Consideration shown in Table 2. The values of Stock Consideration were reflected from Table 1 for illustrative purposes only, and without any intention of suggesting that any one possible value or selection of possible values is any more or less likely to be realized in the Merger than any other possible value or selection of possible values. In general, the total value of the Merger Consideration increases as the Stock Consideration and the Contingent Cash Consideration increase, and the total value of the Merger Consideration decreases as the Stock Consideration and the Contingent Cash Consideration decrease. There is no necessary relationship between the Stock Consideration and the Contingent Cash Consideration, and one component of the Merger Consideration (i.e., the Stock Consideration or the Contingent Cash Consideration) may increase or decrease by an amount that is offset, in whole or in part, by a decrease or an increase in the value of the other component. THE VALUES OF THE MERGER CONSIDERATION SHOWN IN THE FOLLOWING TABLE 3 ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT THE ACTUAL AMOUNT PER SHARE OF PHOENIX COMMON STOCK THAT MIGHT BE REALIZED BY ANY PHOENIX STOCKHOLDER ON OR AFTER THE CLOSING DATE AND THE CONTINGENT CASH CONSIDERATION DATE, AS DESCRIBED IN THE BOLD SENTENCES PRIOR TO EACH OF THE PREVIOUS TWO ILLUSTRATIVE TABLES. THE VALUE OF THE STOCK CONSIDERATION IS CALCULATED AS OF THE EFFECTIVE TIME (BASED ON THE AVERAGE MARKET PRICE OF QWEST COMMON STOCK AS OF THE EFFECTIVE TIME) AND THE CONTINGENT CASH CONSIDERATION IS CALCULATED AS OF THE DATE OF PAYMENT. IT IS HIGHLY UNCERTAIN WHETHER OR WHEN ANY CONTINGENT CASH CONSIDERATION WILL BE PAID TO THE PHOENIX STOCKHOLDERS PURSUANT TO THE TERMS OF THE MERGER AGREEMENT. ACCORDINGLY, FOR THE PURPOSES OF DECIDING WHETHER TO VOTE TO APPROVE AND AUTHORIZE THE MERGER AGREEMENT AND THE MERGER, IT IS APPROPRIATE FOR THE PHOENIX STOCKHOLDERS TO CAREFULLY CONSIDER WHAT VALUE, IF ANY, TO ASSIGN TO THE RIGHT TO RECEIVE THE CONTINGENT CASH CONSIDERATION. PHOENIX STOCKHOLDERS WHO ELECT TO ASSIGN NO VALUE TO THE RIGHT TO RECEIVE THE CONTINGENT CASH CONSIDERATION SHOULD DISREGARD THE ILLUSTRATIVE VALUES SHOWN IN TABLE 2 ABOVE AND IN THE FOLLOWING TABLE 3 AND SHOULD ASSUME THAT TABLE 1 ABOVE, WHICH ILLUSTRATES THE VALUES OF THE STOCK CONSIDERATION, ALSO ILLUSTRATES THE VALUES OF THE ENTIRE MERGER CONSIDERATION.

                                    TABLE 3
                  ILLUSTRATIVE VALUES OF MERGER CONSIDERATION
                      (PER SHARE OF PHOENIX COMMON STOCK)

                                ILLUSTRATIVE VALUES OF CONTINGENT CASH CONSIDERATION/2/
ILLUSTRATIVE VALUES OF STOCK  ------------------------------------------------------------
      CONSIDERATION/1/            $0        $0.0276     $0.0551     $0.0827     $0.1103
----------------------------  ----------- ------------------------------------------------
$0.8821...........            $    0.8821 $    0.9097 $    0.9372 $    0.9648 $    0.9924
$0.8570...........            $    0.8570 $    0.8846 $    0.9121 $    0.9397 $    0.9673
$0.8438...........            $    0.8438 $    0.8714 $    0.8989 $    0.9265 $    0.9541
$0.8295...........            $    0.8295 $    0.8570 $    0.8846 $    0.9122 $    0.9397
$0.8059...........            $    0.8059 $    0.8335 $    0.8610 $    0.8886 $    0.9162
$0.7934...........            $    0.7934 $    0.8210 $    0.8486 $    0.8762 $    0.9037
$0.7856...........            $    0.7856 $    0.8132 $    0.8407 $    0.8683 $    0.8959
$0.7388...........            $    0.7388 $    0.7663 $    0.7939 $    0.8215 $    0.8490
$0.7108...........            $    0.7108 $    0.7384 $    0.7659 $    0.7935 $    0.8211
$0.6898...........            $    0.6898 $    0.7174 $    0.7449 $    0.7725 $    0.8001
$0.6684...........            $    0.6684 $    0.6960 $    0.7235 $    0.7511 $    0.7787
$0.6487...........            $    0.6487 $    0.6762 $    0.7038 $    0.7314 $    0.7589

--------
1. Illustrative values of Stock Consideration are derived from Table 1 above, which illustrates the value of the Stock Consideration issuable in the Merger based upon the assumptions stated therein with respect to the Average Market Price of Qwest Common Stock and the Acquisition Value. The illustrative values were reflected from the two columns entitled "Illustrative Values of Stock Consideration" in Table 1 above under the more general headings "Illustrative Acquisition Value = $26,800,000" and "Illustrative Acquisition Value = $28,500,000," respectively.
2. Illustrative values of Contingent Cash Consideration are derived from Table 2 above, which illustrates the value of the Contingent Cash Consideration, if any, paid promptly following the Contingent Cash Consideration Date based upon the assumptions stated therein.

  Fractional Shares. No fractional shares of Qwest Common Stock will be issued in the Merger. In lieu of any such fractional shares, each Phoenix Stockholder who otherwise would be entitled to receive a fractional share of Qwest Common Stock pursuant to the Merger Agreement will be paid an amount in cash, without interest, in an amount equal to such fractional part of (i) the closing price of a share of Qwest Common Stock on the Closing Date or (ii) the aggregate net sale proceeds of Excess Shares sold by the Exchange Agent (as defined in the Merger Agreement) following the Effective Time. "Excess Shares" means the excess of (A) the number of whole shares of Qwest Common Stock delivered to the Exchange Agent by Qwest pursuant to Section 1.1(a) of the Merger Agreement over
(B) the aggregate number of whole shares of Qwest Common Stock to be distributed to holders of Phoenix Capital Stock pursuant to Section 1.1(d) of the Merger Agreement.

  Certificate of Incorporation and Bylaws. The Merger Agreement provides that the certificate of incorporation and bylaws of Qwest Subsidiary as in effect immediately prior to the Effective Time will become the certificate of incorporation and bylaws, respectively, of the Surviving Corporation.

  Directors and Officers. The Merger Agreement provides that at the Effective Time, the board of directors and officers of Qwest Subsidiary will be the initial board of directors and initial officers, respectively, of the Surviving Corporation. Phoenix shall obtain resignations from each of its directors and officers effective at or immediately following the Effective Time. AS A RESULT, THE DIRECTORS ELECTED AT THE PHOENIX ANNUAL MEETING WILL NOT BE DIRECTORS OF THE SURVIVING CORPORATION AFTER THE EFFECTIVE TIME.

  The Merger Agreement also contains certain representations and warranties, covenants, conditions and provisions relating to non-solicitation and termination of the Merger Agreement. See "PLAN OF MERGER--Terms of the Merger Agreement" and the Merger Agreement, which is attached as Exhibit A to this Proxy Statement/Prospectus and is incorporated by reference herein.

THE VOTING AGREEMENTS

  Contemporaneously with the execution of the Merger Agreement, Qwest entered into voting agreements and proxies (each such agreement and proxy, a "Voting Agreement") with twenty principal stockholders of Phoenix beneficially owning 7,377,139 shares of Phoenix Common Stock in the aggregate, which shares constitute approximately 21% of all outstanding shares of Phoenix Common Stock on the Phoenix Record Date. Each such Voting Agreement provides for, among other things, (a) the agreement of such principal stockholder to cause all shares of Phoenix Common Stock beneficially owned by such principal stockholder as of the date of the Merger Agreement to be counted for purposes of determining the existence of a quorum at the Phoenix Annual Meeting, to cause all such shares to be voted against any action or agreement that would result in a breach of the Merger Agreement, impede or delay the conclusion of the Transactions (as defined in the Merger Agreement) or materially reduce the benefits of the Transactions to Qwest or Qwest Subsidiary and to cause all such shares to be voted to approve the Merger Agreement and the Merger and against any Business Combination Transaction (as defined in the Merger Agreement) other than the Transactions and (b) grant to Qwest and Qwest Subsidiary of an irrevocable proxy in connection therewith. Each such principal stockholder has agreed in its Voting Agreement not to transfer any shares of Phoenix Common Stock subject to the Voting Agreement. Each Voting Agreement will terminate the day following the termination date under the Merger Agreement; provided that Qwest may by written notice delivered from time to time terminate all or any of its rights under any such Voting Agreement and the proxy granted pursuant thereto. The form of the Voting Agreements is attached as Exhibit C to this Proxy Statement/Prospectus and is incorporated by reference herein.

RECOMMENDATION OF PHOENIX BOARD

  The Phoenix Board has determined that the Merger is fair to and in the best interests of Phoenix and Phoenix Stockholders and has approved and authorized the Merger Agreement and the Merger. The Phoenix Board recommends that Phoenix Stockholders vote in favor of the Merger Agreement and the Merger. The decision of the Phoenix Board to enter into the Merger Agreement and to recommend that Phoenix Stockholders vote in favor of the Merger Agreement and the Merger is based upon its evaluation of a number of factors including, among others, the oral opinion (subsequently confirmed in writing) of J.C. Bradford, Phoenix's investment banker in connection with the Merger, that the consideration to be received by the Phoenix Stockholders in the Merger is fair to the Phoenix Stockholders from a financial point of view. See "PLAN OF MERGER--Phoenix's Reasons for the Merger; Recommendations of the Phoenix Board" and "--Opinion of Phoenix's Financial Advisor."

  In considering the recommendation of the Phoenix Board with respect to the Merger Agreement and the Merger, Phoenix Stockholders should be aware that certain members of Phoenix management and the Phoenix Board have interests in the Merger that are different from their interests generally as Phoenix Stockholders. Wallace M. Hammond, President and Chief Executive Officer and a director of Phoenix, and Jon Beizer, Senior Vice President and Chief Financial Officer of Phoenix, will be paid severance upon consummation of the Merger in the amounts of $875,000 (less any amounts paid to Mr. Hammond as salary after January 31, 1998, which is approximately $25,000 per month) and $225,000, respectively, pursuant to the change of control provisions of their respective employment agreements. Upon consummation of the Merger, Mr. Hammond and Mr. Beizer also will be paid approximately $26,538 and $8,759, respectively, in respect of accrued paid time off pursuant to the terms of their respective employment agreements, and Mr. Hammond will be reimbursed for reasonable relocation expenses in an amount not to exceed $20,000. In addition, Charles C. McGettigan, a director of Phoenix, is a Managing Director of McGettigan, Wick & Co., Inc. ("McGettigan Wick"). McGettigan Wick will receive a fee of $125,000 upon consummation of the Merger for past services rendered and for providing advice and counsel to the Phoenix Board regarding the financial terms of the Merger. See "PLAN OF MERGER--Interests of Certain Persons in the Merger."

OPINION OF PHOENIX'S FINANCIAL ADVISOR

  On January 5, 1998, J.C. Bradford informed the Phoenix Board of its oral opinion (subsequently confirmed in writing) to the effect that, as of such date, the consideration to be received by Phoenix Stockholders in the Merger is fair to such holders from a financial point of view. The full text of the written opinion of J.C. Bradford which sets forth assumptions made, factors considered and limitations on the review undertaken by J.C. Bradford, is included as Exhibit B to this Proxy Statement/Prospectus. J.C. Bradford reaffirmed its opinion on January 29, 1998 and February 10, 1998, respectively. Phoenix Stockholders are urged to read J.C. Bradford's opinion carefully in its entirety. See "PLAN OF MERGER--Opinion of Phoenix's Financial Advisor."

REGULATORY APPROVALS

  The consummation of the Merger is subject to certain regulatory requirements, including expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The HSR Act provides that certain merger and acquisition transactions (including the Merger) may not be consummated until notifications and certain information have been given to the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and the U.S. Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied. At any time before or after the consummation of the Merger, the Antitrust Division, the FTC or another third party could seek to enjoin or rescind the Merger on antitrust grounds. In addition, at any time before or after the consummation of the Merger, and notwithstanding that the waiting period under the HSR Act has expired, any state could take action under state antitrust laws that it deems necessary or desirable in the public interest. In addition, consummation of the Merger is subject to the receipt by Qwest and Phoenix of any necessary regulatory approvals from the Federal Communications Commission (the "FCC") and any necessary material regulatory approvals from the public utilities commissions, public service commissions and other comparable regulatory agencies of several states. See "PLAN OF MERGER--Terms of the Merger Agreement--Conditions to the Merger" and "PLAN OF MERGER--Regulatory Approvals."

ACCOUNTING TREATMENT OF THE MERGER

  It is expected that the Merger will be accounted for using the purchase method of accounting. See "PLAN OF MERGER--Accounting Treatment of the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The Merger is intended to constitute a reorganization for federal income tax purposes within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), so that no gain or loss would be recognized to a particular Phoenix Stockholder on the receipt of the Stock Consideration in partial exchange for Phoenix Common Stock. Gain, however, could be recognized with respect to the Contingent Cash Consideration or upon the receipt of cash in lieu of the fractional share interests in Qwest Common Stock. Grant Thornton LLP has provided an opinion to Phoenix as to certain federal income tax consequences of the Merger. See "PLAN OF MERGER--Certain Federal Income Tax Consequences."

APPRAISAL RIGHTS

  Under the General Corporation Law of the State of Delaware ("DGCL") holders of Phoenix Common Stock who, prior to the Phoenix Annual Meeting, properly demand appraisal and do not vote in favor of the Merger have the right under certain circumstances, if the Merger is nonetheless consummated, to require the Surviving Corporation to purchase their shares for their "fair value." To exercise such appraisal rights, such stockholders must comply with all applicable procedural requirements. See "PLAN OF MERGER--Appraisal Rights." The full text of Section 262 of the DGCL is set forth as Exhibit E to this Proxy Statement/Prospectus. It is a condition to the closing of the Merger that the number of shares of Phoenix Common Stock with respect to which demand for appraisal has been received by Phoenix at or before the Phoenix Annual Meeting shall be less than 5.25% of the Aggregate Number.

RISK FACTORS

  The Qwest Common Stock to be issued in connection with the Merger involve certain risk factors that should be carefully considered by the Phoenix Stockholders. See "RISK FACTORS--Risk Factors Relating to Qwest and Its Business." Phoenix's business also involves certain risk factors that should be considered by the Phoenix Stockholders in determining whether to approve and authorize the Merger Agreement and the Merger. See "RISK FACTORS--Risk Factors Relating to Phoenix and Its Business." For a description of the uncertainty of the value of the Stock Consideration and Contingent Cash Consideration and the uncertainty of the timing of the receipt of the Contingent Cash Consideration, if any, to be received by the Phoenix Stockholders in the Merger, see "RISK FACTORS--Risk Factors Relating to Merger Consideration."

                           COMPARATIVE PER SHARE DATA

  The following table sets forth selected comparative per share data for Qwest and for Phoenix on both an historical and unaudited pro forma combined basis giving effect to (i) the proposed acquisition by Qwest of all of the issued and outstanding shares of capital stock of Phoenix, as if the acquisition had occurred on January 1, 1996, and (ii) the acquisition by Qwest of all of the issued and outstanding shares of capital stock, and capital stock issued at the closing of the acquisition in October 1997, of SuperNet, Inc. ("SuperNet"), as if the acquisition had occurred on January 1, 1996. Neither Qwest, SuperNet nor Phoenix has paid cash dividends. Accordingly, no information is provided with respect to pro forma combined or pro forma equivalent cash dividends. All share and per share information with respect to Qwest included herein gives effect to the Qwest 2 for 1 stock split to be effected in the form of a stock dividend to Qwest shareholders of record on February 2, 1998, payable on February 24, 1998. These tables should be read in conjunction with the historical financial statements of Qwest, SuperNet and Phoenix, including the respective notes thereto, and the unaudited pro forma combined financial information, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus and documents incorporated by reference herein. The following information is not necessarily indicative of the results of operations or combined financial position that would have been achieved had the transaction been in effect as of the beginning of the periods presented and should not be construed as representative of future operations.

                                     AT SEPTEMBER 30, 1997 AT DECEMBER 31, 1996
                                     --------------------- --------------------
   Book value per share
     Qwest historical...............         $1.79                $0.06
     Phoenix historical.............         $0.56                $0.70
     Qwest/Phoenix pro forma
      combined......................         $1.91                $0.21
     Phoenix pro forma
      equivalent(1).................         $0.05                $0.01

                                              FOR THE NINE
                                              MONTHS ENDED    FOR THE YEAR ENDED
                                           SEPTEMBER 30, 1997 DECEMBER 31, 1996
                                           ------------------ ------------------
   Net income (loss) per share
     Qwest historical.....................       $ 0.01             $(0.04)
     Phoenix historical...................       $(0.29)            $(0.68)
     Qwest/Phoenix pro forma combined.....       $(0.05)            $(0.16)
     Phoenix pro forma equivalent(1)......          --                 --

--------
(1) The Phoenix pro forma equivalent represents the Qwest/Phoenix combined book value or net income (loss) per common share multiplied by an assumed exchange ratio of .028 shares of Qwest Common Stock for each share of Phoenix Common Stock. The assumed exchange ratio assumes that the Acquisition Value is $26,800,000 and the Effective Time Adjusted Average Market Price is $26.25. The actual Acquisition Value and Effective Time Adjusted Average Market Price, and thus the actual exchange ratio, may be different.

                      COMPARATIVE MARKET PRICE INFORMATION

  Qwest Common Stock is quoted on the Nasdaq National Market under the symbol "QWST." Phoenix Common Stock is quoted on the AMEX under the symbol "PHX." The table below sets forth, for the periods indicated, the high and low sales prices per share of common stock as reported on the Nasdaq National Market for Qwest Common Stock and as reported on the AMEX for Phoenix Common Stock. All share and per share information with respect to Qwest included herein gives effect to the Qwest Stock Split. For current price information, the Phoenix Stockholders are urged to consult publicly available sources.

                                                QWEST    QWEST   PHOENIX PHOENIX
                                                 HIGH     LOW     HIGH     LOW
                                               -------- -------- ------- -------
FISCAL 1998 (ENDING DECEMBER 31, 1998):
First Quarter (through February 10, 1998)..... $36.8125 $30.1875 $0.6875 $0.4375
FISCAL 1997 (ENDING DECEMBER 31, 1997):
Fourth Quarter................................ $32.875  $23.75   $1.6875 $0.375
Third Quarter................................. $25.50   $13.625  $3.50   $1.125
Second Quarter................................ $14.75   $13.625  $3.875  $1.625
First Quarter.................................   N/A      N/A    $4.50   $2.50
FISCAL 1996 (ENDED DECEMBER 31, 1996):
Fourth Quarter................................   N/A      N/A    $4.9375 $3.375
Third Quarter.................................   N/A      N/A    $5.9375 $4.50
Second Quarter................................   N/A      N/A    $5.875  $2.875
First Quarter.................................   N/A      N/A    $4.00   $3.4375

  On January 5, 1998, the last full trading day prior to the announcement of the execution of the Merger Agreement, the closing price per share of Qwest Common Stock, as reported on the Nasdaq National Market, was $32.75. On February 10, 1998, the most recent practicable trading day prior to the printing of this Proxy Statement/Prospectus, the closing price per share of Qwest Common Stock, as reported on the Nasdaq National Market, was $36.00.

  On January 5, 1998, the last full trading day prior to the announcement of the execution of the Merger Agreement, the reported American Stock Exchange Composite Transactions closing price per share of Phoenix Common Stock was $0.50. On February 10, 1998, the most recent practicable trading day prior to the printing of this Proxy Statement/Prospectus, the reported American Stock Exchange Composite Transactions closing price per share of Phoenix Common Stock was $0.5625. On the Phoenix Record Date, there were approximately 1,252 Phoenix Stockholders of record.

  No cash dividends were declared or paid by Phoenix during any of the periods presented above.

  Qwest has not declared or paid cash dividends on Qwest Common Stock since the Initial Public Offering (as defined herein), and Qwest anticipates that any future earnings will be retained for investment in its business. Any payment of cash dividends in the future will be at the discretion of the board of directors of Qwest (the "Qwest Board") and will depend upon, among other things, Qwest's earnings, financial condition, capital requirements, extent of indebtedness and contractual restrictions with respect to the payment of dividends.

  See "COMPARATIVE MARKET PRICE INFORMATION."

                  SELECTED HISTORICAL AND UNAUDITED PRO FORMA
                            CONDENSED FINANCIAL DATA

  The selected consolidated financial data of Qwest and Phoenix as of the end of and for each of the years in the five-year period ended December 31, 1996 have been taken or derived from the respective audited historical consolidated financial statements of Qwest and Phoenix. The selected historical unaudited consolidated financial data of Qwest and Phoenix as of and for the nine-month periods ended September 30, 1997 and 1996 have been taken or derived from the respective unaudited interim financial statements of Qwest and Phoenix. The unaudited interim financial statements of Qwest and Phoenix, respectively, reflect all adjustments, consisting of normal recurring accruals, that management of Qwest and Phoenix, respectively, considers necessary for a fair presentation of the results of operations for such periods. Results of operations for interim periods are not necessarily indicative of the results of operations for a full year.

  The selected unaudited pro forma combined financial data give effect to (i) the proposed acquisition by Qwest of all the issued and outstanding shares of capital stock of Phoenix, as if the acquisition had occurred on January 1, 1996, (ii) the acquisition by Qwest of all issued and outstanding shares of capital stock, and capital stock issued at the closing of the acquisition in October 1997, of SuperNet, as if the acquisition had occurred on January 1, 1996, (iii) the issuance by Qwest of $555,890,000 aggregate principal amount at maturity of 9.47% Senior Discount Notes (the "Senior Discount Notes"), and (iv) the issuance by Qwest of $450,505,000 aggregate principal amount at maturity of 8.29% Senior Discount Notes (the "New Senior Discount Notes"). No pro forma operating statement effects of the Senior Discount Notes or the New Senior Discount Notes have been presented. The selected unaudited pro forma combined financial data are not necessarily indicative of the results of operations or financial position of the combined companies future operating results or financial position.

  The selected historical consolidated financial data, the selected historical unaudited consolidated financial data and the selected unaudited pro forma combined financial data of Qwest and Phoenix, respectively, should be read in conjunction with the discussions under "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "PHOENIX'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," and the Historical Consolidated Financial Statements and the unaudited interim financial statements of Qwest and Phoenix, respectively, and the Unaudited Pro Forma Combined Financial Statements, included elsewhere in this Proxy Statement/Prospectus.

                       SELECTED PRO FORMA FINANCIAL DATA
                                  (UNAUDITED)

                                                                    NINE MONTHS
                                                      YEAR ENDED       ENDED
                                                     DECEMBER 31,  SEPTEMBER 30,
                                                         1996          1997
                                                     ------------- -------------
STATEMENT OF OPERATIONS DATA:
  Revenue...........................................  $  335,845     $555,381
  Operating expenses................................     340,808      545,191
  Depreciation and amortization.....................      26,272       20,404
                                                      ----------     --------
  Operating loss....................................     (31,235)     (10,214)
  Other income, net.................................         912        3,231
                                                      ----------     --------
  Loss before income taxes..........................     (30,323)      (6,983)
  Income tax (benefit) expense......................      (2,626)       2,410
                                                      ----------     --------
  Net income loss...................................  $  (27,697)    $ (9,393)
  Net loss per share................................  $    (0.16)    $  (0.05)
  Shares used in calculating per share data.........     177,337      188,911
                                                         AS OF
                                                     SEPTEMBER 30,
                                                         1997
                                                     -------------
BALANCE SHEET DATA:
  Cash and cash equivalents.........................  $  809,637
  Property and equipment, net.......................     453,972
  Total assets......................................   1,617,489
  Long-term debt, including current portion.........     943,309
  Total liabilities.................................   1,221,838
  Total stockholder's equity........................     395,651

                  SELECTED HISTORICAL FINANCIAL DATA OF QWEST

                                                                          NINE MONTHS
                                                                             ENDED
                                  YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                          --------------------------------------------  -----------------
                            1992     1993     1994     1995     1996     1996      1997
                          --------  -------  -------  -------  -------  -------  --------
                                               (IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Revenue:
 Carrier
  services(1)(2)(3).....  $ 41,561   53,064   50,240   67,789   57,573   45,106    39,062
 Commercial services....       --       969    8,712   20,412   34,265   25,475    38,033
                          --------  -------  -------  -------  -------  -------  --------
                            41,561   54,033   58,952   88,201   91,838   70,581    77,095
 Network construction
  services(4)...........    11,751   15,294   11,921   36,901  139,158   59,255   413,226
                          --------  -------  -------  -------  -------  -------  --------
 Total revenue..........    53,312   69,327   70,873  125,102  230,996  129,836   490,321
                          --------  -------  -------  -------  -------  -------  --------
Operating expenses......
 Telecommunications
  services..............    31,557   41,240   48,239   81,215   80,368   62,399    65,310
 Network construction
  services..............     9,730   15,515    9,369   32,754   87,542   37,661   282,472
 Selling, general and
  administrative(5).....    10,270   15,622   21,516   37,195   45,755   34,230    59,987
 Growth share plan(6)...     2,000    2,600      --       --    13,100      --     69,320
 Depreciation and
  amortization..........     5,020    5,270    2,364    9,994   16,245   11,890    13,114
                          --------  -------  -------  -------  -------  -------  --------
 Total operating
  expenses..............    58,577   80,247   81,488  161,158  243,010  146,180   490,203
                          --------  -------  -------  -------  -------  -------  --------
Earnings (loss) from
 operations.............    (5,265) (10,920) (10,615) (36,056) (12,014) (16,344)      118
Gain on sale of contract
 rights(7)..............       --       --       --       --       --       --      9,296
Gain on sale of
 telecommunications
 service agreements(2)..       --       --       --       --     6,126    6,126       --
Gain on sale of
 network(1).............       --   126,521      --       --       --       --        --
Interest income
 (expenses), net........    (2,687)  (3,127)     (28)  (2,466)  (4,373)  (3,106)   (2,974)
Other income (expense),
 net....................      (610)    (763)     (42)      55       60      113    (1,986)
                          --------  -------  -------  -------  -------  -------  --------
Earnings (loss) before
 income taxes...........    (8,562) 111,711  (10,685) (38,467) (10,201) (13,211)    4,454
Income tax expense
 (benefit)..............    (1,988)  43,185   (3,787) (13,336)  (3,234)  (4,310)    2,191
                          --------  -------  -------  -------  -------  -------  --------
Net earnings (loss).....  $ (6,574)  68,526   (6,898) (25,131)  (6,967)  (8,901)    2,263
                          ========  =======  =======  =======  =======  =======  ========
Earnings (loss) per
 share(8)...............  $  (0.04)    0.39    (0.04)   (0.14)   (0.04)   (0.05)     0.01
Weighted average number
 of shares
 outstanding(8).........   176,316  176,316  176,316  176,316  176,316  176,316   187,890
OTHER FINANCIAL DATA:
EBITDA(9)...............  $   (855)    (824)  (6,338) (26,007)   6,912   (2,742)   11,246
Net cash provided by
 (used in) operating
 activities.............  $  1,377   (7,125)   3,306  (56,635)  32,524   (9,340)  (60,072)
Net cash provided by
 (used in) investing
 activities.............  $(11,202) 107,496  (41,712) (58,858) (52,622) (44,353) (196,304)
Net cash provided by
 (used in) financing
 activities.............  $ 11,549  (95,659)  34,264  113,940   25,519   56,338   436,202
Capital
 expenditures(10).......  $ 11,000    3,794   40,926   48,732   85,842   49,573   271,332

                               AS OF DECEMBER 31, 1996 AS OF SEPTEMBER 30, 1997
                               ----------------------- ------------------------
OPERATING DATA:
Route miles of conduit
 installed....................             3,650                   7,900
Route miles of dark fiber
 installed....................             1,800                   2,800
Route miles of lit fiber
 installed....................               900                   2,800
Switches......................                 5                       5
Minutes of Use(11)............       382,000,000             433,000,000

                                                                      AS OF
                                    AS OF DECEMBER 31,            SEPTEMBER 30,
                           ------------------------------------- ---------------
                            1992    1993   1994   1995    1996    1996    1997
                           ------- ------ ------ ------- ------- ------- -------
                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
 equivalents.............  $ 2,467  7,179  3,037   1,484   6,905   4,129 186,731
Property and equipment,
 net.....................  $34,628 23,666 63,009 114,748 186,535 154,389 444,816
Total assets.............  $52,735 60,754 89,489 184,178 264,259 225,520 908,478
Long-term debt, including
 current portion.........  $27,600  2,141 27,369  90,063 134,461 127,094 284,728
Total liabilities........  $51,482 48,675 64,908 157,703 254,817 207,946 539,627
Total stockholders'
 equity..................  $ 1,253 12,079 24,581  26,475   9,442  17,574 368,851

--------
 (1) In November 1993, Qwest sold substantially all of its then owned fiber optic network capacity and related equipment and assets to a third-party purchaser for $185.0 million (the "1993 Capacity Sale"). After deducting the carrying value of the assets sold and direct costs associated with the 1993 Capacity Sale, Qwest recognized a gain of approximately $126.5 million. See "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS OF QWEST."
 (2) In July 1996, Qwest sold the telecommunications service agreements of its dedicated line customer business on leased capacity to an unrelated third party for $5.5 million and had received $4.5 million of the purchase price in cash as of December 31, 1996. As a result of the sale, Qwest recognized a gain of approximately $6.1 million. See "QWEST MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."
 (3) Qwest acquired the Microwave System through its purchase of Qwest Transmission Inc. in January 1995, and the acquired company contributed $13.2 million to total revenue for the year ended December 31, 1995.
 (4) In 1996 and 1997, Qwest entered into construction contracts for sales of dark fiber with Frontier, WorldCom and GTE whereby Qwest agreed to sell dark fiber along the route of the Qwest Network for a purchase price of approximately $952.0 million. As a result of the activity under these agreements, Qwest recorded Network Construction Services revenue of approximately $121.0 million in 1996 and approximately $374.0 million in the nine months ended September 30, 1997. See "BUSINESS OF QWEST--The Qwest Network--Dark Fiber Sales."
 (5) Selling, general and administrative expenses include the following nonrecurring expenses incurred by Qwest: (i) $5.6 million in 1993 to provide for the transfer of customers to leased capacity as a result of the 1993 Capacity Sale; (ii) $2.0 million in 1994 to relocate its corporate headquarters from San Francisco to Denver and consolidate its administrative functions in Denver; and (iii) $1.6 million and $2.6 million for the nine months ended September 30, 1996 and the twelve months ended December 31, 1996, respectively, to restructure its operations, including the direct sales group.
 (6) Growth Share Plan expenses reflect compensation expense related to the estimated increase in the value of the growth shares outstanding. Upon completion of Qwest's initial public offering in June 1997 (the "Initial Public Offering") certain Growth Shares vested in full, which resulted in the issuance in July 1997 of 2,591,532 shares of Qwest Common Stock, as adjusted to give effect to the Qwest Stock Split, as described in note
     (8), below, net of cash payments of approximately $21.9 million related to tax withholdings. See "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and note 15 to the Consolidated Financial Statements of Qwest.
 (7) In March 1997, Qwest sold certain contract rights related to the 1993 Capacity Sale for $9.0 million. As of September 30, 1997, Qwest has received $9.0 million in consideration and has reduced its liability for associated costs by approximately $0.7 million. See "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."
 (8) Earnings (loss) per share and weighted average number of shares outstanding are adjusted to give effect for all periods presented to the Qwest 2 for 1 Stock Split to be effected in the form of a stock dividend to Qwest shareholders of record on February 2, 1998, payable on February 24, 1998, and to reflect an increase in the authorized capital stock of Qwest and a stock dividend of 172,980,000 shares, as adjusted for the Qwest Stock Split, effected prior to the Initial Public Offering.
 (9) EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization, certain nonrecurring expenses described in note 5 above, gain on sale of contract rights in 1997, gain on sale of telecommunications service agreements in 1996 and gain on the 1993 Capacity Sale (which are nonrecurring). EBITDA includes earnings from the construction contracts for the sale of dark fiber that Qwest will use to provide cash for the construction cost of the Qwest Network. EBITDA does not represent cash flow for the periods presented and should not be considered as an alternative to net earnings (loss) as an indicator of Qwest's operating performance or as an alternative to cash flows as a source of liquidity and may not be comparable with EBITDA as defined by other companies. Qwest believes that EBITDA is commonly used by financial analysts and others in the telecommunications industry. Without the effect on Growth Share Plan expense, EBITDA would have been $20.0 million, $1.8 million and $1.1 million for the years ended December 31, 1996, 1993 and 1992, respectively, and $80.6 million for the nine months ended September 30, 1997.
(10) Capital expenditures include expenditures for property and equipment, accrued capital expenditures, capital expenditures financed with the equipment credit facility and initial obligations under capital leases.
(11) Represents total minutes of use for the year ended December 31, 1996 and the nine months ended September 30, 1997.

                SELECTED HISTORICAL FINANCIAL DATA OF PHOENIX(3)

                                                                         NINE MONTHS
                                                                            ENDED
                                                                        SEPTEMBER 30,
                                 YEARS ENDED DECEMBER 31,                (UNAUDITED)
                         --------------------------------------------  ----------------
                          1992     1993     1994     1995      1996     1996     1997
                         -------  -------  -------  -------  --------  -------  -------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Revenue................ $36,502  $53,905  $74,405  $75,855  $ 99,307  $78,234  $59,932
 Gross profit...........   9,150   14,524   21,755   22,079    25,869   21,558   15,990
 Depreciation and
  amortization..........     254      538      678    1,126     4,358    3,240    2,961
 Operating income
  (loss)................    (542)  (1,865)       2   (2,390)  (12,307)  (4,768)  (6,981)
 Income (loss) before
  income taxes..........    (555)  (2,042)    (344)  (2,554)  (12,844)  (5,167)  (7,778)
 Net income (loss)...... $  (555) $(1,548) $  (483) $(3,054) $(12,844) $(5,167) $(7,778)
 Net income (loss) per
  common share(1)....... $ (0.08) $ (0.15) $ (0.05) $ (0.24) $  (0.68) $  (.30) $  (.29)
 Shares used in
  calculating per share
  data..................  10,212   12,107   13,576   15,335    20,673   20,097   27,581
SUPPLEMENTAL OPERATING
 DATA:
 EBITDA(2).............. $  (288) $(1,615) $   680  $  (244) $ (5,246) $  (545) $(4,020)

                                                                       AS OF
                                   AS OF DECEMBER 31,              SEPTEMBER 30,
                         ---------------------------------------- ---------------
                          1992     1993    1994    1995    1996    1996    1997
                         -------  ------- ------- ------- ------- ------- -------
BALANCE SHEET DATA:
 Total assets........... $11,340  $17,317 $17,568 $33,028 $45,794 $51,283 $40,965
 Long-term obligations,
  less current portion..     --       --      --      --    2,213   2,122   1,704
 Stockholders' equity
  (deficit).............  (2,825)   3,668   4,512  19,188  18,172  25,730  16,535

--------
(1) Net loss attributable to common shares takes into effect cumulative preferred dividends.
(2) As used herein, "EBITDA" is defined as operating income (loss) plus depreciation, amortization, loss on abandonment of fixed assets and expenses related to acquisition, relocation and aborted bond offerings. EBITDA is commonly used to measure performance of telecommunication companies because of (i) the importance of maintaining cash flow in excess of debt-service obligations due to the capital and acquisition-intensive nature of the telecommunications industry, and (ii) the non-cash effect on earnings of generally high levels of both amortization and depreciation expenses associated with capital equipment and acquisitions common in this industry. EBITDA does not purport to represent cash provided by operating activities as reflected in Phoenix's consolidated statements of cash flow, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See "PHOENIX'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."
(3) Effective January 1, 1996, Phoenix acquired all of the outstanding stock of Automated Communications, Inc.

                       PROPOSAL 2--ELECTION OF DIRECTORS

NOMINEES

  There are seven nominees for the seven positions on the Phoenix Board: Thomas
H. Bell, James W. Gallaway, Merrill L. Magowan, Wallace M. Hammond, David Singleton, Max E. Thornhill and Charles C. McGettigan. Each of such persons is currently a member of the Phoenix Board.

TERM; EFFECT OF MERGER

  Each elected director will serve until the next Annual Meeting of Stockholders and until their successors are elected, or until the consummation of the Merger, whichever occurs earlier. Assuming that the Phoenix Stockholders vote to approve and authorize the Merger Agreement and the Merger, it is expected that Qwest and Phoenix will consummate the Merger as quickly as possible after the Annual Meeting. Pursuant to the terms of the Merger Agreement, upon consummation of the Merger, the board of directors of Qwest Subsidiary will become the board of directors of the Surviving Corporation from and after the time of consummation of the Merger. Accordingly, in the event that the Phoenix Stockholders approve and authorize the Merger Agreement and the Merger at the Annual Meeting, it is expected that the directors elected at the Annual Meeting will serve for only a very short period of time. In the event that the Merger Agreement and the Merger are not approved and authorized by the Phoenix Stockholders or in the event that the Merger is not consummated for any other reason, the directors elected at the Annual Meeting will serve until the next Annual Meeting of Stockholders and until their successors are elected.

VOTE REQUIRED

  The election of directors requires the affirmative vote of a plurality of the votes of Phoenix Common Stock.

RECOMMENDATION OF PHOENIX BOARD

  The Phoenix Board recommends that the Phoenix Stockholders vote "FOR" each named nominee for director.

See the Section of this Proxy Statement/Prospectus entitled "PROPOSAL 2-- ELECTION OF DIRECTORS."

                            PHOENIX ANNUAL MEETING

DATE, TIME, PLACE AND PURPOSE

  The Phoenix Annual Meeting will be held on March 30, 1998 at 9:30 a.m., local time, at 13952 Denver West Parkway, Building 53, Golden, Colorado, or at any postponement or adjournment thereof, to (i) consider and vote on the approval and authorization of the Merger Agreement and the Merger, (ii) elect seven directors to serve for the ensuing year or until the Merger is consummated, whichever period is shorter and (iii) transact such other business as may properly come before the Phoenix Annual Meeting or any adjournment or postponement thereof.

  THE PHOENIX BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, PHOENIX AND THE PHOENIX STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED AND AUTHORIZED THE MERGER AGREEMENT AND THE MERGER. THE PHOENIX BOARD RECOMMENDS THAT THE PHOENIX STOCKHOLDERS VOTE "FOR" APPROVAL AND AUTHORIZATION OF THE MERGER AGREEMENT AND THE MERGER AND "FOR" EACH NAMED NOMINEE FOR DIRECTOR AT THE PHOENIX ANNUAL MEETING.

RECORD DATE; SHARES ENTITLED TO VOTE

  Only holders of record of Phoenix Common Stock at the close of business on February 9, 1998, the Phoenix Record Date, are entitled to notice of and to vote at the Phoenix Annual Meeting. As of the close of business on the Phoenix Record Date, 35,898,958 shares of Phoenix Common Stock were outstanding, each of which entitles the registered holder thereof to one vote. The directors and executive officers of Phoenix and their respective affiliates collectively owned approximately 17% of the outstanding shares of Phoenix Common Stock on the Phoenix Record Date.

QUORUM; VOTE REQUIRED

  The presence in person or by proxy of holders representing a majority of the voting power of the Phoenix Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Phoenix Annual Meeting. Approval and authorization by the Phoenix Stockholders of the Merger Agreement and the Merger requires the affirmative vote of the holders of a majority of the votes eligible to be cast by the holders of Phoenix Common Stock. Approval by the Phoenix Stockholders of the nominees for directors requires the affirmative vote of a plurality of the votes of the Phoenix Common Stock present in person or represented by proxy at the Phoenix Annual Meeting and entitled to vote on the election of such directors. IF HOLDERS OF PHOENIX COMMON STOCK DO NOT VOTE TO APPROVE THE MERGER AGREEMENT AND THE MERGER, THE MERGER CANNOT BE CONSUMMATED.

  A properly executed proxy marked "ABSTAIN" or an abstention at the Phoenix Annual Meeting will be counted for purposes of determining whether there is a quorum and will be counted towards the tabulation of votes cast on each proposal presented to the Phoenix Stockholders and will have the same effect as a negative vote. Shares represented by broker non-votes (i.e., shares held by brokers or nominees which are represented at a meeting but with respect to which the broker or nominee is not empowered to vote on a particular proposal) although counted for purposes of determining whether there is a quorum at the Phoenix Annual Meeting, will not be counted for any purpose in determining whether the Merger Agreement and the Merger have been approved and authorized and will therefore have the effect of a vote against the Merger Agreement and the Merger. Shares of Phoenix Common Stock represented by broker non-votes will have no effect either for or against the vote with respect to the election of directors.

  In connection with the Merger Agreement, Qwest and certain Phoenix Stockholders (including certain directors and executive officers) collectively owning approximately 21% of the outstanding shares of Phoenix Common Stock on the Phoenix Record Date have entered into certain voting agreements dated as of December 31, 1997, pursuant to which such stockholders have (i) agreed, among other things, to vote to approve the Merger Agreement and the Merger and (ii) granted Qwest an irrevocable proxy to vote such shares to approve the Merger Agreement and the Merger. Accordingly, all of such shares are expected to be voted to approve and authorize the Merger Agreement and the Merger.

  In connection with the Merger Agreement, Qwest and certain Phoenix stockholders (including certain directors and executive officers) collectively owning approximately 21% of the outstanding shares of Phoenix Common Stock on the Phoenix Record Date have entered into the Voting Agreements, pursuant to which such stockholders have (i) agreed, among other things, to vote to approve the Merger Agreement and the Merger and (ii) granted Qwest an irrevocable proxy to vote such shares to approve the Merger Agreement and the Merger. Accordingly, all of such shares are expected to be voted to approve and authorize the Merger Agreement and the Merger. See "PLAN OF MERGER--The Voting Agreements."

PROXIES

  Phoenix Common Stock represented by properly executed proxies received at or prior to the Phoenix Annual Meeting that have not been revoked will be voted at the Phoenix Annual Meeting in accordance with the instructions contained therein. Phoenix Common Stock represented by properly executed proxies for which no instruction is given will be voted "FOR" approval and authorization of the Merger Agreement, the Merger and election of the directors. Phoenix Stockholders are requested to complete, sign, date and return promptly the enclosed proxy card in the postage-prepaid envelope provided for this purpose to ensure that their shares are voted. A Phoenix Stockholder may revoke a proxy at any time before it is voted by signing and returning a later-dated proxy with respect to the same shares, by filing with the Secretary of Phoenix a written revocation bearing a later date or by attending and voting in person at the Phoenix Annual Meeting. Mere attendance at the Phoenix Annual Meeting will not in and of itself revoke a proxy.

  If the Phoenix Annual Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Phoenix Annual Meeting all proxies (except for any proxies that have theretofore effectively been revoked or withdrawn) will be voted in the same manner as such proxies would have been voted at the original convening of the Phoenix Annual Meeting, notwithstanding that such proxies may have been effectively voted on the same or any other matter at a previous meeting.

  The cost of solicitation of proxies for the Phoenix Annual Meeting will be paid by Phoenix. In addition to solicitation by mail, proxies may be solicited in person by directors, officers and employees of Phoenix or Phoenix's financial advisors, without additional compensation, and by telephone, telegram, teletype, facsimile or similar method. Phoenix will reimburse brokers, fiduciaries, custodians and other nominees for reasonable out-of-pocket expenses incurred in sending this Proxy Statement/Prospectus and other proxy materials to, and obtaining instructions relating to such materials from, beneficial owners of Phoenix Common Stock.

  Phoenix will also reimburse custodians, nominees and fiduciaries for forwarding proxies and proxy materials to the beneficial owners of its stock.

  PHOENIX STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                   PROPOSAL 1--APPROVAL AND ADOPTION OF THE
                        MERGER AGREEMENT AND THE MERGER

                                 RISK FACTORS

RISK FACTORS RELATING TO THE MERGER CONSIDERATION

  In addition to the other information in this Proxy Statement/Prospectus, Phoenix Stockholders should consider carefully the following risk factor in evaluating the Merger Consideration:

  Uncertainty of Value of Merger Consideration. The amount and the value of the Stock Consideration and of the Contingent Cash Consideration, if any, are subject to risk and uncertainty. The timing of the payment of the Contingent Cash Consideration, if any, is also subject to uncertainty. Accordingly, the value of the Merger Consideration that may be realized by the Phoenix Stockholders is uncertain. Certain principal elements of this uncertainty are summarized below.

  The amount of the Stock Consideration to be received by the Phoenix Stockholders depends, among other things, on (i) the Acquisition Value, which is reduced by any amount that Phoenix is required to pay to MCI and Sprint Communications in respect of certain minimum usage fees, and (ii) the average of the daily closing prices of the Qwest Common Stock for the fifteen consecutive trading days commencing twenty trading days prior to the Closing Date. See "PLAN OF MERGER--Terms of the Merger Agreement--Conversion of Phoenix Common Stock in the Merger--Stock Consideration." In addition, the value of the Stock Consideration that any Phoenix Stockholder may be able to realize upon the sale of the Qwest Common Stock received in the Merger will depend principally on the market price per share of Qwest Common Stock at the time of sale. The market price of the Qwest Common Stock at any time reflects perceptions of market participants as to the business, operations, results and prospects of Qwest, general market and economic conditions and other factors.

  With respect to the Acquisition Value, which affects the value of the Stock Consideration, Qwest and Phoenix express no view as to whether Phoenix will be required by MCI and Sprint Communications to make payments in respect of certain minimum usage fees owed by Phoenix to such entities. Pursuant to the terms of the agreements between Phoenix and each of MCI and Sprint Communications, Phoenix is obligated to pay approximately $420,000 to MCI and $1.275 million to Sprint Communications in respect of such minimum usage fees. Pursuant to the terms of the Merger Agreement, such payments, if required, will reduce the Acquisition Value and, accordingly, the Stock Consideration to be paid by Qwest to the Phoenix Stockholders in the Merger. Although Phoenix is currently attempting to re-negotiate the amount of such payments, there can be no assurance that Phoenix will be successful in reducing its obligations to MCI or Sprint Communications. For a description of the minimum usage fees owed by Phoenix to MCI and Sprint Communications, see "BUSINESS OF PHOENIX--MCI and Sprint Payables" and for a description of the terms of the Merger Agreement relating to such minimum usage fees, see "PLAN OF MERGER--Terms of the Merger Agreement--Conversion of Phoenix Common Stock in the Merger--Stock Consideration."

  The amount of the Contingent Cash Consideration, if any, to be received by the Phoenix Stockholders depends on the outcome of the LDDS Litigation and/or the ability of Phoenix and, following the Effective Time, Qwest and its subsidiaries to recover pursuant to the right of indemnification under the Van Essen Indemnification and Hold Harmless Agreement any amounts paid by any of Qwest, Phoenix and their subsidiaries with respect to the LDDS Litigation. See "PLAN OF MERGER--Terms of the Merger Agreement--Conversion of Phoenix Common Stock in the Merger--Contingent Cash Consideration." On February 2, 1998, the trial court in the LDDS Litigation issued an order finding ACI and Van Essen liable with respect to certain of the claims. The court has scheduled a hearing on February 16, 1998 on the issue of damages. Qwest and Phoenix express no view as to the outcome of the LDDS Litigation or the ability of Phoenix, Qwest or any other person to enforce any right of indemnification under the Van Essen Indemnification and Hold Harmless Agreement. The potential liability of Phoenix and its subsidiaries, based on the damages asserted by WorldCom, exceeds $4 million, and includes
(1) compensatory damages of approximately $3,020,000; (2) attorneys' fees in excess of $700,000; (3) punitive damages in an unspecified amount; and (4) pre-judgment interest. Qwest and Phoenix express no view as to whether Van Essen now has, or in the future will have, the financial capability to perform her obligations under the Van Essen Indemnification and Hold Harmless Agreement. The obligations of Van Essen to indemnify Phoenix under the Van Essen Indemnification and Hold Harmless Agreement are unsecured, although certain shares of Phoenix Common Stock have been deposited in escrow in support of Van Essen's indemnification obligations. Pursuant to the terms of the Merger Agreement, Qwest is obligated to exercise no more than commercially reasonable efforts to recover any amounts under the Van Essen Indemnification and Hold Harmless Agreement and only amounts so recovered on or prior to the third anniversary of the Closing Date will be included in calculating the Contingent Cash Consideration, if any. IF THERE IS NO SETTLEMENT OR OTHER FINAL, NONAPPEALABLE RESOLUTION OF THE LDDS LITIGATION ON OR PRIOR TO THE THIRD ANNIVERSARY OF THE CLOSING DATE, THE LIABILITY IS ASSUMED TO BE $4 MILLION AND THE CONTINGENT CASH CONSIDERATION WILL BE $0. IN ANY CASE, ANY AMOUNTS RECOVERED BY ANY OF QWEST OR ITS SUBSIDIARIES AFTER THE THIRD ANNIVERSARY OF THE CLOSING DATE WILL BE RETAINED BY QWEST AND WILL NOT BE DISTRIBUTED TO THE PHOENIX STOCKHOLDERS. In addition, in exercising commercially reasonable efforts Qwest is not required to incur expenses in excess of that which it reasonably expects to recover by reason of such efforts, and no person other than Qwest has been selected to monitor Qwest's recovery efforts. For a description of the LDDS Litigation and a description of the substantial limitations on Qwest's obligation to enforce the Van Essen Indemnification and Hold Harmless Agreement, see "BUSINESS OF PHOENIX--Legal Proceedings" and for a description of the terms of the Merger Agreement relating to such litigation, see "PLAN OF MERGER--Terms of the Merger Agreement--Conversion of Phoenix Common Stock in the Merger."

  The right to receive the Contingent Cash Consideration represents a general obligation of Qwest, is not secured by a security interest, mortgage or lien on any property, and does not represent an interest in any trust fund, escrow fund, segregated fund or account or any similar vehicle held by Qwest or by a third party for the benefit of the Phoenix Stockholders. In addition, the right to receive the Contingent Cash Consideration is a personal right of each Phoenix Stockholder of record immediately prior to the Effective Time of the Merger and may not be assigned, sold or otherwise transferred to any other person, other than pursuant to the laws of inheritance. Qwest is not required to (other than pursuant to the laws of inheritance), but in its sole discretion may, record or otherwise recognize any assignment, sale or other transfer of the right to receive the Contingent Cash Consideration. Qwest will pay the Contingent Cash Consideration, if any, promptly following the Contingent Cash Consideration Date to the Phoenix Stockholders of record immediately prior to the Effective Time unless in any case Qwest shall elect to record an assignment, sale or other transfer of such right to any transferee, in which case the Contingent Cash Consideration, if any, will be paid to such transferee promptly following the Contingent Cash Consideration Date. It is highly uncertain whether or when any Contingent Cash Consideration will be paid to the Phoenix Stockholders pursuant to the terms of the Merger Agreement. Accordingly, for the purposes of deciding whether to vote to approve and authorize the Merger Agreement and the Merger, it is appropriate for the Phoenix Stockholders to carefully consider what value, if any, to assign to the right to receive the Contingent Cash Consideration.

RISK FACTORS RELATING TO QWEST AND ITS BUSINESS

  In addition to the other information in this Proxy Statement/Prospectus, Phoenix Stockholders should consider carefully the following risk factors in evaluating Qwest and its business, the Merger, the Merger Agreement, the Issuance and the transactions contemplated thereby:

  Risks Related to Completing the Qwest Network; Increasing Traffic
Volume. Qwest's ability to achieve its strategic objective will depend in large part upon the successful, timely and cost-effective completion of the Qwest Network, as well as on achieving substantial traffic volumes on the Qwest Network. The construction of the Qwest Network will be affected by a variety of factors, uncertainties and contingencies. Many of these factors are beyond Qwest's control. There can be no assurance that the entire Qwest Network will be completed as planned for the costs and in the time frame currently estimated. Although Qwest believes that its cost estimates and the build-out schedule are reasonable, there can be no assurance that the actual construction costs or time required to complete the Qwest Network will not substantially exceed current estimates. In addition, Qwest must substantially increase its current traffic volume in order to realize the anticipated cash flow, operating efficiencies and cost benefits of the Qwest Network. There can be no assurance that Qwest will be able to achieve such increased traffic volume. See "--Competition" and "--Pricing Pressures and Industry Capacity."

  The successful and timely completion of the Qwest Network will depend, among other things, upon Qwest's ability to manage effectively and cost efficiently the construction of the route segments and obtain additional rights-of-way. Successful construction of the Qwest Network also will depend upon the timely performance by third-party contractors of their obligations. There can be no assurance that Qwest will successfully manage construction or acquire the remaining necessary rights-of-way or that third party contractors will timely perform their obligations.

  Any of the foregoing may significantly delay or prevent completion of the Qwest Network, which would have a material adverse effect on Qwest's financial condition and results of operations.

  Operating Losses and Working Capital Deficits. Qwest's operations have generated operating losses in recent years and insufficient cash flow to enable it to meet its debt service requirements, capital expenditures and other cash needs. Qwest had net income of approximately $2.3 million for the nine months ended September 30, 1997 and a net loss of approximately $7.0 million for the year ended December 31, 1996; and Qwest had an accumulated deficit of approximately $44.2 million as of September 30, 1997. Although Qwest had positive working capital of approximately $221.1 million as of September 30, 1997, Qwest expected to incur approximately $769.4 million of total capital expenditures for the remainder of the year ending December 31, 1997 and the year ending December 31, 1998. Qwest had working capital deficits for each of the past five fiscal years. See the Consolidated Financial Statements of Qwest appearing elsewhere in this Proxy Statement/Prospectus. Any future working capital deficits would limit Qwest's cash resources, resulting in reduced liquidity. There can be no assurance that Qwest will be able to achieve or sustain operating profitability. Qwest may require additional capital in order to offset operating losses and working capital deficits and to support its strategic objective.

  High Leverage; Ability to Service Indebtedness. Qwest is highly leveraged. As of September 30, 1997, Qwest had approximately $284.7 million of long-term debt (including the current portion thereof) and stockholders' equity of approximately $368.9 million. As of September 30, 1997, on a pro forma basis, as if the acquisitions of SuperNet and Phoenix had been consummated at that date and as adjusted to give effect to the sale of the Senior Discount Notes and the New Senior Discount Notes (each as defined herein), Qwest would have had approximately $943.3 million of long-term debt (including the current portion thereof), and a debt-to-equity ratio of 2.4 to 1.0. Certain debt instruments to which Qwest and Qwest's subsidiaries are parties limit but do not prohibit the incurrence of additional indebtedness by Qwest, and Qwest expects additional indebtedness to be incurred by Qwest or its subsidiaries in the future. However, there can be no assurance that Qwest will be successful in obtaining additional borrowings when required, or that the terms of such indebtedness will not impair the ability of Qwest to develop its business.

  Qwest's ability to pay the principal of and interest on its indebtedness will depend upon Qwest's future performance, which is subject to a variety of factors, uncertainties and contingencies, many of which are beyond Qwest's control. There can be no assurance that Qwest will generate sufficient cash flow in the future to enable it to meet its anticipated debt service requirements. Failure to generate sufficient cash flow may impair Qwest's ability to obtain additional equity or debt financing or to meet its debt service requirements. In such circumstances, Qwest may be required to renegotiate the terms of the instruments relating to its long-term debt or to refinance all or a portion thereof. There can be no assurance that Qwest would be able to renegotiate successfully such terms or refinance its indebtedness when required or that the terms of any such refinancing would be acceptable to management. If Qwest were unable to refinance its indebtedness or obtain new financing under these circumstances, it would have to consider other options such as the sale of certain assets to meet its debt service obligations, the sale of equity, negotiations with its lenders to restructure applicable indebtedness or other options available to it under the law. See "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

  Qwest's leverage could result in adverse consequences to Qwest. Such consequences may include, among other things: (i) the cash generated by Qwest's operations may be insufficient to meet the payment obligations on the indebtedness and obligations of Qwest and its subsidiaries as they become due;
(ii) Qwest's ability to obtain any necessary financing in the future for completion of the Qwest Network or other purposes may be impaired; (iii) certain of the future borrowings by Qwest or its subsidiaries may be at variable rates of interest that could cause Qwest to be vulnerable to increases in interest rates; (iv) Qwest may be more leveraged than certain of its competitors, which may be a competitive disadvantage; and (v) Qwest's vulnerability to the effects of general economic downturns or to delays or increases in costs of constructing the Qwest Network will be increased. In addition, the debt instruments governing existing and future indebtedness contain, or may contain, covenants that limit the operating and financial flexibility of Qwest and its subsidiaries.

  The ability of Qwest to meet its obligations will be subject to financial, business and other factors, including factors beyond its control, such as prevailing economic conditions. In addition, the ability of Qwest's operating subsidiaries to pay dividends or to make other payments to Qwest may be restricted by the terms of various credit arrangements entered into by such operating subsidiaries, as well as legal restrictions, and such payments may have adverse tax consequences. The debt instruments governing existing and future indebtedness of Qwest contain, or may contain, covenants that limit the operating and financial flexibility of Qwest and its subsidiaries. Failure to generate sufficient cash flow may impair Qwest's ability to obtain additional equity or debt financing or to meet its debt service requirements. In such circumstances, Qwest may be required to renegotiate the terms of the instruments relating to its long-term debt or to refinance all or a portion thereof. There can be no assurance that Qwest would be able to renegotiate successfully such terms or refinance its indebtedness when required or that the terms of any such refinancing would be acceptable to management. If Qwest were unable to refinance its indebtedness or obtain new financing under these circumstances, it would have to consider other options such as the sale of certain assets to meet its debt service obligations, the sale of equity, negotiations with its lenders to restructure applicable indebtedness or other options available to it under the law. See "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

  Competition. The telecommunications industry is highly competitive. Many of Qwest's existing and potential competitors in the Carrier Services, Commercial Services and Network Construction Services markets have financial, personnel, marketing and other resources significantly greater than those of Qwest, as well as other competitive advantages. Increased consolidation and strategic alliances in the industry resulting from the Telecommunications Act of 1996 (the "Telecommunications Act") could give rise to significant new competitors to Qwest.

  The success of Qwest's business plan depends in large part on significant increases in its share of the Carrier Services and Commercial Services markets in the medium and long term. In the Carrier Services market, Qwest's primary competitors are other carrier service providers. Within the Carrier Services market, Qwest competes with large and small facilities-based interexchange carriers. For high volume capacity services, Qwest competes primarily with other coast-to-coast and regional fiber optic network providers. There are currently four principal facilities-based long distance fiber optic networks (AT&T, MCI, Sprint and WorldCom), although a proposed WorldCom/MCI merger is pending. Qwest is aware that others are planning additional networks that, if constructed, could employ similar advanced technology as the Qwest Network. Upon completion of the Qwest Network, each of Frontier and GTE will have a fiber network similar in geographic scope and potential operating capability to that of Qwest. Another competitor is constructing, and has already obtained a significant portion of the financing for, a fiber optic network. As publicly announced, the scope of that competitor's network is less than that of Qwest. Nevertheless it is expected to compete directly with the Qwest Network for many of the same customers along a significant portion of the same routes. A carrier's carrier announced in January 1998 that it plans to sell wholesale capacity on its fiber optic network and that it has entered into an agreement with one of the RBOCs to be the primary user of its network. Qwest believes that this network, although potentially competitive, is different in operating capability from the Qwest Network. Another potential competitor, a new telecommunications company, has announced its intention to create a telecommunications network based on Internet technology. Qwest also sells switched services to both facilities-based carriers and nonfacilities-based carriers (switchless resellers), competing with facilities-based carriers such as AT&T, MCI, Sprint, WorldCom and certain regional carriers. Qwest competes in the Carrier Services market on the basis of price, transmission quality, network reliability, and customer service and support. The ability of Qwest to compete effectively in this market will depend upon its ability to maintain high quality services at prices equal to or below those charged by its competitors. In the Commercial Services market, Qwest's primary competitors include AT&T, MCI, Sprint and WorldCom, all of whom have extensive experience in the long distance market. In October 1997 MCI and WorldCom announced a proposed merger. The impact on Qwest of such a merger or other consolidation in the industry is uncertain. In addition, the Telecommunications Act will allow the RBOCs and others to enter the long distance market. There can be no assurance that Qwest will be able to compete successfully with existing competitors or new entrants in its Commercial Services markets. Failure by Qwest to do so would have a material adverse effect on Qwest's business, financial condition and results of operations.

  Dependence on Significant Customers. Qwest has substantial business relationships with a few large customers. During 1996 and the first nine months of 1997, Qwest's top 10 customers accounted for approximately 69.3% and 86.3%, respectively, of its consolidated gross revenue. Frontier, WorldCom and GTE accounted for 26.3%, 27.8% and 0.0% of such revenue, respectively, in 1996 and 33.4%, 6.3% and 36.9% of such revenue in the first nine months of 1997, respectively, attributable primarily to construction contracts for the sale of dark fiber to these customers that extend through 1998 or into 1999 pursuant to the applicable contract. In 1997, Qwest entered into two substantial construction contracts for the sale of dark fiber to GTE. The Frontier and GTE contracts provide for reduced payments and varying penalties for late delivery of route segments, and allow the purchaser, after expiration of substantial grace periods (ranging generally from 12 to 18 months depending on the reason for late delivery and the segment affected), to delete such non-delivered segment from the system route to be delivered. See "BUSINESS OF QWEST--The Qwest Network--Dark Fiber Sales." A default by any of Qwest's dark fiber purchasers would require Qwest to seek alternative funding sources for capital expenditures. A significant reduction in the level of services Qwest provides for any of its large customers could have a material adverse effect on Qwest's results of operations or financial condition. In addition, Qwest's business plan assumes increased revenue from its Carrier Services operations to fund the expansion of the Qwest Network. Many of Qwest's customer arrangements are subject to termination on short notice and do not provide Qwest with guarantees that service quantities will be maintained at current levels. Qwest is aware that certain interexchange carriers are constructing or considering new networks. Accordingly, there can be no assurance that any of Qwest's Carrier Services customers will increase their use of Qwest's services, or will not reduce or cease their use of Qwest's services, which could have a material adverse effect on Qwest's ability to fund the completion of the Qwest Network.

  Managing Rapid Growth. Part of Qwest's strategy is to achieve rapid growth by completing the Qwest Network and using the Qwest Network to exploit opportunities expected to arise from regulatory and technological changes and other industry developments. Qwest's growth strategy also includes exploring opportunities for strategic acquisitions, and in this regard, Qwest has completed one acquisition. See "BUSINESS OF QWEST--Recent Developments." As a result of its strategy, Qwest is experiencing rapid expansion that management expects will continue for the foreseeable future. This growth has increased the operating complexity of Qwest. Qwest's ability to manage its expansion effectively will depend on, among other things: (i) expansion, training and management of its employee base, including attracting and retaining highly skilled personnel; (ii) expansion and improvement of Qwest's customer interface systems and improvement or cost-effective outsourcing of Qwest's operational and financial systems; (iii) development, introduction and marketing of new products, particularly in Commercial Services; (iv) integration of acquired operations and (v) control of Qwest's expenses related to the expansion of Carrier Services and Commercial Services. Failure of Qwest to satisfy these requirements, or otherwise manage its growth effectively, would have a material adverse effect on Qwest's business, financial condition and results of operations.

  Pricing Pressures and Industry Capacity. The long distance transmission industry has generally been characterized as having overcapacity and declining prices since shortly after the AT&T divestiture in 1984. Although Qwest believes that, in the last several years, increasing demand has resulted in a shortage of capacity and slowed the decline in prices, Qwest anticipates that prices for Carrier Services and Commercial Services will continue to decline over the next several years due primarily to (i) installation by Qwest and its competitors (certain of whom are expanding capacity and constructing or considering new networks) of fiber that provides substantially more transmission capacity than will be needed over the short or medium term, since the cost of fiber is a relatively small portion of construction cost, (ii) recent technological advances that permit substantial increases in the transmission capacity of both new and existing fiber, and (iii) strategic alliances or similar transactions, such as long distance capacity purchasing alliances among certain RBOCs, that increase the parties' purchasing power. Also, Qwest's existing construction contracts for the sale of dark fiber and other potential contracts or arrangements with other carriers will increase supply and may lower prices for traffic on the Qwest Network. Such pricing pressure could have a material adverse effect on the business of Qwest and on its financial condition and results of operations, including its ability to complete the Qwest Network successfully. See "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

  Rapid Technological Changes. The telecommunications industry is subject to rapid and significant changes in technology. For instance, recent technological advances permit substantial increases in transmission capacity of both new and existing fiber, and the introduction of new products or emergence of new technologies may reduce the cost or increase the supply of certain services similar to those provided by Qwest. While Qwest believes that for the foreseeable future technology changes will neither materially affect the continued use of fiber optic cable nor materially hinder Qwest's ability to acquire necessary technologies, the effect of technological changes on Qwest's operations cannot be predicted and could have a material adverse effect on Qwest's business, financial condition and results of operations.

  Need to Obtain and Maintain Rights-of-Way. Although as of September 30, 1997, Qwest already had right-of-way agreements covering approximately 94% of the Qwest Network, Qwest must obtain additional rights-of-way and other permits to install underground conduit from railroads, utilities, state highway authorities, local governments and transit authorities. There can be no assurance that Qwest will be able to maintain all of its existing rights and permits or to obtain and maintain the additional rights and permits needed to implement its business plan on acceptable terms. Loss of substantial rights and permits or the ability to use such rights or the failure to enter into and maintain required arrangements for the Qwest Network could have a material adverse effect on Qwest's business, financial condition and results of operations.

  Regulation Risks. Qwest's operations are subject to extensive federal and state regulation. Carrier Services and Commercial Services (but not Network Construction Services) are subject to the provisions of the Communications Act of 1934, as amended, including the Telecommunications Act and the FCC regulations thereunder, as well as the applicable laws and regulations of the various states, including regulation by Public Utility Commissions ("PUCs") and other state agencies. Federal laws and FCC regulations apply to interstate telecommunications (including international telecommunications that originate or terminate in the United States), while state regulatory authorities have jurisdiction over telecommunications both originating and terminating within a state. Generally, Qwest must obtain and maintain certificates of authority from regulatory bodies in most states where it offers intrastate services and must obtain prior regulatory approval of tariffs for its intrastate services in most of these jurisdictions.

  Regulation of the telecommunications industry is changing rapidly, and the regulatory environment varies substantially from state to state. Moreover, as deregulation at the federal level occurs, some states are reassessing the level and scope of regulation that may be applicable to Qwest. All of Qwest's operations are also subject to a variety of environmental, safety, health and other governmental regulations. There can be no assurance that future regulatory, judicial or legislative activities will not have a material adverse effect on Qwest, or that domestic or international regulators or third parties will not raise material issues with regard to Qwest's compliance or noncompliance with applicable regulations.

  The Telecommunications Act may have potentially significant effects on the operations of Qwest. The Telecommunications Act, among other things, allows the RBOCs and GTE to enter the long distance business and enables other entities, including entities affiliated with power utilities and ventures between local exchange carriers ("LECs") and cable television companies, to provide an expanded range of telecommunications services. Entry of such companies into the long distance business would result in substantial additional competition in Commercial Services and Carrier Services, affecting Qwest and its customers, which may have a material adverse effect on Qwest and such customers. However, Qwest believes that entry by the RBOCs and other companies into the market will create opportunities for Qwest to sell fiber or lease long distance high volume capacity.

  Qwest monitors compliance with federal, state and local regulations governing the discharge and disposal of hazardous and environmentally sensitive materials, including the emission of electromagnetic radiation. Although Qwest believes that it is in compliance with such regulations, there can be no assurance that any such discharge, disposal or emission might not expose Qwest to claims or actions that could have a material adverse effect on Qwest. See "REGULATION."

  Reliance on Key Personnel. Qwest's operations are managed by certain key executive officers, the loss of any of whom could have a material adverse effect on Qwest. Qwest believes that its growth and future success will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. The competition for qualified personnel in the telecommunications industry is intense and, accordingly, there can be no assurance that Qwest will be able to hire or retain necessary personnel. The loss of senior management or the failure to recruit additional qualified personnel in the future could significantly impede attainment of Qwest's financial, expansion, marketing and other objectives. See "MANAGEMENT OF QWEST."

  Concentration of Voting Power; Potential Conflicts of Interest. Philip F. Anschutz, a Director and Chairman of Qwest, beneficially owns approximately 83.7% of the outstanding Qwest Common Stock. As a result, Mr. Anschutz has the power to elect all the directors of Qwest and to control the vote on all other matters, including significant corporate actions. Also, Mr. Anschutz is a director and holds approximately 5% of the stock of Union Pacific Railroad Company, subsidiaries of which own railroad rights-of-way on which a significant portion of the Qwest Network will be built. In recent years, Qwest has relied upon capital contributions, advances and guarantees from its parent and affiliates. Qwest intends to finance its own operations in the future through internally and externally generated funds without financial support from its parent. See "--Operating Losses and Working Capital Deficits" and "-- High Leverage; Ability to Service Indebtedness."

  Anti-Takeover Provisions. Qwest's Certificate of Incorporation (the "Qwest Certificate of Incorporation") and Bylaws (the "Qwest Bylaws") include certain provisions that may have the effect of delaying, deterring or preventing a future takeover or change in control of Qwest unless such takeover or change in control is approved by the Qwest Board. Such provisions may render the removal of directors and management more difficult. The Qwest Certificate of Incorporation places certain restrictions on who may call a special meeting of stockholders. In addition, the Qwest Board has the authority to issue up to 25,000,000 shares of preferred stock (the "Qwest Preferred Stock") and to determine the price, rights, preferences, and privileges of those shares without any further vote or actions by the stockholders. The rights of the holders of Qwest Common Stock will be subject to, and may be adversely affected by, the right of the holders of any Qwest Preferred Stock that may be issued in the future. The issuance of such shares of Qwest Preferred Stock, while potentially providing desirable flexibility in connection with possible acquisitions and serving other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, a majority of the outstanding voting stock of Qwest. In addition, Qwest is subject to the anti-takeover provisions of Section 203 of the DGCL ("Section 203"), which will prohibit Qwest from engaging in "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing change of control of Qwest. Furthermore, certain provisions of Qwest's Bylaws, including provisions that provide the exact number of directors shall be determined by a majority of the Qwest Board and that vacancies on the Qwest Board may be filled by a majority vote of the directors then in office (though less than a quorum), may have the effect of delaying or preventing changes in control or management of Qwest, and could adversely affect market price of the Qwest Common Stock. Additionally, certain federal regulations require prior approval of certain transfers of control which could also have the effect of delaying, deferring or preventing a change of control. See "REGULATION--Federal Regulation" and "DESCRIPTION OF QWEST CAPITAL STOCK."

  Dividend Policy; Restriction on Payment of Dividends. Qwest does not anticipate paying cash dividends in the foreseeable future. Qwest's ability to pay dividends is limited by its debt instruments. See "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-- Liquidity and Capital Resources."

  Possible Volatility of Stock Price. Qwest made its initial public offering in June of 1997 and accordingly has a limited history as a public company. Historically, the market prices for securities of emerging companies in the telecommunications industry have been highly volatile. The trading price of Qwest Common Stock could be subject to wide fluctuations in response to numerous factors, including, but not limited to, quarterly variations in operating results, competition, announcements of technologically innovations or new products by Qwest or its competitors, product enhancements by Qwest or its competitors, regulatory changes, any differences in actual results and results expected by investors and analysts, changes in financial estimates by securities analysts and other events or factors. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies and that often has been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Qwest Common Stock.

  Shares Eligible for Future Sale. As of December 31, 1997, 206,669,874 shares of Qwest Common Stock were outstanding, including 173,000,000 "restricted" shares that currently are eligible for sale in the public securities market without registration under the Securities Act to the extent permitted by and pursuant to Rule 144 under the Securities Act ("Rule 144"). In addition, approximately 1,110,000 shares of Qwest Common Stock held by officers and directors of Qwest who may be "affiliates" of Qwest within the meaning of Rule 144 currently are eligible for sale to the extent permitted by and pursuant to Rule 144.

  In general, under Rule 144, if one year has elapsed since the later of the date of acquisition of restricted shares from Qwest or any "affiliate" of Qwest, as that term is defined under the Securities Act, or if shares are held by any "affiliate," the holder is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of Qwest Common Stock or the average weekly trading volume of shares of Qwest Common Stock on all exchanges and reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain restrictions on the manner of sales, notice requirements and the availability for current public information about Qwest. If two years have elapsed since the date of acquisition of restricted shares from Qwest or from any "affiliate" of Qwest, and the holder thereof is deemed not to have been an affiliate of Qwest at any time during the 90 days preceding a sale, such person would be entitled to sell such Qwest Common Stock in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

  Qwest has an effective registration statement under the Securities Act with respect to 20,000,000 shares of Qwest Common Stock reserved for issuance under the Equity Incentive Plan. In addition, approximately 1,400,000 shares remain available for issuance out of the 4,000,000 shares originally reserved under the Growth Share Plan. All shares issuable under these plans generally may be resold by non-affiliates upon issuance in the public market without restriction under the Securities Act and by affiliates subject to the limitations of Rule 144. As of December 31, 1997, approximately 13,895,000 shares of Qwest Common Stock were subject to outstanding options under the Equity Incentive Plan. As of December 31, 1997, there were 8,600,000 shares issuable under a warrant held by an affiliate of Anschutz Company. See "PRINCIPAL STOCKHOLDER."

  Sales of a substantial amount of Qwest Common Stock in the public market, or the perception that such sales may occur, could adversely affect the market price of Qwest Common Stock prevailing from time to time in the public market and could impair Qwest's ability to raise additional capital through the sale of its equity securities.

RISK FACTORS RELATING TO PHOENIX AND ITS BUSINESS

  In addition to the other information in this Proxy Statement/Prospectus, in evaluating Phoenix and its business and in determining whether to approve and authorize the Merger Agreement and the Merger, Phoenix Stockholders should consider carefully the following risk factors to which Phoenix will be subject if the Merger is not consummated:

  Substantial Doubt about Ability to Continue as a Going Concern; Need for Additional Working Capital. As a result of Phoenix's substantial operating losses, expected future losses and other factors, Phoenix has required and will continue to require substantial working capital. In addition to working capital required to fund operating losses, Phoenix's principal working capital requirements include capital expenditures, substantial interest and principal payable with respect to indebtedness, and other contingencies and obligations. See "PHOENIX MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources." The notes to Phoenix's unaudited consolidated financial statements for the period ended September 30, 1997 state that Phoenix's recurring operating losses and accumulated deficit raise substantial doubt about Phoenix's ability to continue as a going concern.

  Phoenix has for several months experienced a working capital shortfall which has required Phoenix to secure additional short-term financing from its principal lender, seek extended payment terms from certain of its suppliers, delay payments to many of its suppliers and other vendors, delay or cancel purchases, eliminate 70 employees and take other steps to conserve operating capital.

  Phoenix's available sources of working capital at January 27, 1998, consisted of a line of credit facility with Foothill Capital Corporation (the "Phoenix Credit Facility") which permits borrowings of up to the lesser of its borrowing base or $10.0 million secured by substantially all of the assets of Phoenix. For a description of the Phoenix Credit Facility, see "BUSINESS OF PHOENIX--Phoenix Credit Facility." As of January 27, 1998, $4,401,592 was outstanding under the Phoenix Credit Facility, which was fully drawn upon. In March 1997 Phoenix obtained short-term financing of $2.0 million from Foothill Capital Corporation, of which $750,000 has been repaid. In December 1997 Phoenix obtained additional short-term financing from Foothill Capital Corporation of $1,825,000 and an over-advance of $300,000, and in February 1998 Phoenix obtained an additional over-advance of $500,000. Accordingly, in addition to amounts owing under the Phoenix Credit Facility, Phoenix owes Foothill Capital Corporation an aggregate principal amount of $3.075 million (the "Bridge Loan Amount") that is repayable on the earliest to occur of: (a) April 30, 1998, (b) the Effective Time and (c) termination of the Phoenix Credit Facility. Additionally, Foothill Capital Corporation may, in its sole discretion, lend Phoenix up to $750,000, which will be treated either as an increase to the Bridge Loan Amount or as an over-advance. See "PHOENIX MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources."

  As of January 30, 1998, Phoenix estimated that it will require financing between $6.0 million and $9.0 million in order to repay the Bridge Loan Amount and fund operating losses, working capital requirements and capital expenditures during the remainder of 1998. This amount is in addition to funds provided by operations and funding available, if any, under the Phoenix Credit Facility. The exact amount and timing of these working capital requirements and Phoenix's ability to continue as a going concern will be determined by numerous factors, including (i) of the level of, and gross margin on, future sales; (ii) the outcome of outstanding contingencies and disputes, including the LDDS Litigation and other pending lawsuits; (iii) payment terms achieved by Phoenix; and (iv) the timing of capital expenditures.

  On January 16, 1998, Phoenix failed to make a scheduled payment under the Van Essen Note and is currently in default thereon. On January 17, 1998, Phoenix received a notice from Van Essen declaring a default under the Van Essen Note and notifying Phoenix that if the scheduled payment is not received by February 2, 1998, the entire unpaid principal balance of the Van Essen Note will become due and payable and that Van Essen will pursue all remedies available to her. Phoenix currently does not have sufficient cash to make the scheduled payment.

  If the Merger is not concluded, there can be no assurance that Phoenix will be able to obtain additional equity or debt financing on terms that Phoenix will find acceptable. Any additional equity or debt financing may involve substantial dilution to the interests of Phoenix Stockholders. If Phoenix is unable to obtain sufficient funds to satisfy its cash requirements, it will be forced to curtail operations, dispose of assets, seek extended payment terms from its vendors or seek protection under federal bankruptcy laws. There can be no assurance that Phoenix will be able to obtain additional working capital, reduce expenses or successfully complete other steps necessary to continue as a going concern. See "PHOENIX MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources."

  Negative Cash Flow From Operations. For the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997, Phoenix's consolidated loss before interest expense, income taxes, depreciation and amortization, loss on abandonment of fixed assets, aborted bond offering expenses, acquisition costs and relocation expense was $148,000, $5.1 million, and $4.0 million respectively. Phoenix's ability to achieve positive cash flow from operations will be dependent primarily upon the successful implementation of Phoenix's business strategy, which relies largely upon Phoenix's ability to increase cash flow by lowering the cost of goods sold and selling, general and administrative expenses ("SG&A") to be achieved through the consummation of a business combination transaction with a company operating its own long distance network and decreasing its average line costs through the loading of the long distance network of such entity. Other factors that are beyond the control of Phoenix, such as the future actions of competitors and regulators, may also affect Phoenix's realization of the benefits of its business strategy. There can be no assurance that Phoenix will be successful in improving its cash flow.

  History of Operating Losses; Anticipated Future Losses. Phoenix sustained operating losses of $1.9 million, $2.4 million, $12.3 million and $7.0 million in the years ended December 31, 1993, 1995 and 1996 and the nine months ended September 30, 1997, respectively, and operating income of only $2,000 for the year ended December 31, 1994. Phoenix expects to continue to incur operating losses for the foreseeable future due to the high amortization of goodwill charges resulting from acquisitions and increased competitiveness in the telecommunications industry.

  Due to the increase in new competitors, the overall decline in retail rates and price sensitivity in the telecommunications industry, Phoenix's customer churn, bad debt and new customer acquisition costs have increased over the last two years. Competitive pricing has resulted in a decrease in Phoenix's average revenue per minute and lower gross margins. In addition, while Phoenix's SG&A have decreased in the nine-month period ended September 30, 1997 as compared to the same period of the prior year, as a percentage of revenue SG&A have increased.

  To finance its operations, Phoenix draws upon the Phoenix Credit Facility and may incur additional indebtedness from time to time subject to restrictions in the Phoenix Credit Facility. For a description of the Phoenix Credit Facility, see "BUSINESS OF PHOENIX--Phoenix Credit Facility." The Phoenix Credit Facility was fully drawn upon at January 27, 1998. If Phoenix cannot achieve operating profitability, it may have difficulty in attracting equity capital or other financing, and the value of Phoenix Common Stock may be adversely affected. This, in turn, could negatively affect Phoenix's ability to successfully implement its business strategy.

  Possible Volatility of Stock Price. The market price of Phoenix's Common Stock has, in the past, fluctuated substantially over time and may in the future be highly volatile. Factors such as announcements of rate changes for various carriers and/or vendors, technological innovation or new products or service offerings by Phoenix or its competitors, as well as market conditions in the telecommunications industry generally and variations in Phoenix's operating results, could cause the market price of Phoenix Common Stock to fluctuate substantially. Because the public float for Phoenix Common Stock is small, additional volatility may be experienced.

  Substantial Leverage. Phoenix may incur the lesser of its borrowing base or $10.0 million of indebtedness under the Phoenix Credit Facility and may incur additional indebtedness from time to time subject to restrictions in the Phoenix Credit Facility. As of February 9, 1998, $3,129,602 was outstanding under the Phoenix Credit Facility (including over-advances of $800,000, in the aggregate), which was fully drawn upon. In addition, Phoenix has incurred short-term debt of $3.075 million and may incur an additional $750,000 of debt, all of which is payable in full on the earlier to occur of (a) April 30, 1998, (b) the Effective Time and (c) termination of the Phoenix Credit Facility. The level of Phoenix's indebtedness could have adverse consequences, including the effect of such indebtedness on (i) Phoenix's ability to fund internally, (ii) Phoenix's flexibility in planning for or reacting to changes in its business and market conditions, (iii) Phoenix's flexibility to compete with less highly leveraged competitors, particularly in the area of price competition and (iv) Phoenix's financial vulnerability in the event of a downturn in its business or the general economy. For a description of the Phoenix Credit Facility, see "BUSINESS OF PHOENIX--Phoenix Credit Facility."

  Phoenix's ability to satisfy its debt obligations will depend upon its future operating performance, which will be affected by the successful implementation of its business strategy and financial, business and other factors, certain of which are beyond its control. If Phoenix's cash flow and capital resources are insufficient to fund its debt service obligations, Phoenix may be required to sell assets, obtain additional equity capital, restructure its debt and/or reduce or delay capital expenditures. In such event, Phoenix could face substantial liquidity problems, and there can be no assurance as to the success of such measures or the proceeds that Phoenix could realize therefrom.

  Credit Facility Covenants. From time to time Phoenix has been in violation of certain of its covenants in the Phoenix Credit Facility. Phoenix has received waivers of its violations of these covenants so long as it continues to meet the continuing requirements of the Phoenix Credit Facility. Such requirements include (a) the execution of the Merger Agreement by January 8, 1998; (b) the filing with the Commission of a preliminary proxy statement with respect to the Merger Agreement by January 31, 1998; (c) the prompt response to any comments the Commission might have with respect to such preliminary proxy statement; (d) the Registration Statement being declared effective by the Commission by April 30, 1998; (e) the filing with the Commission of Phoenix's Annual Report on Form 10-K for the year ended December 31, 1997 by March 31, 1998; (f) the approval of the Merger Agreement and Merger by the holders of a majority of the shares of Phoenix Common Stock by April 30, 1998; and (g) the consummation of the Merger by April 30, 1998. A failure by Phoenix to meet any of such requirements would constitute an event of default under the Phoenix Credit Facility. In the future, should Phoenix violate, or have a continuing violation of, any of the covenants constituting an event of default under the Phoenix Credit Facility, there can be no assurance that it will receive a waiver of such violation. Under the terms of the Phoenix Credit Facility, upon the occurrence of an event of default, the lender may, among other things, declare all amounts outstanding under the Phoenix Credit Facility immediately due and payable, cease advancing money or extending credit to Phoenix and/or during the continuance of an event of default, increase the interest rate on amounts outstanding under the Phoenix Credit Facility. If the lender were to exercise certain of the remedies available to it upon an event of default, Phoenix may need to obtain an alternate source of financing. The availability and terms of any such financing will depend on market and other conditions, and there can be no assurance that such alternate financing will be available on terms acceptable to Phoenix, if at all. If Phoenix is unable to meet its obligations under the Phoenix Credit Facility, its operations and financial condition could be materially adversely affected. For a description of the Phoenix Credit Facility, see "BUSINESS OF PHOENIX-- Phoenix Credit Facility."

  Competition. The telecommunications services industry is highly competitive and is significantly influenced by the marketing and pricing decisions of the larger industry participants. It is characterized by low barriers to entry (e.g., the major facilities-based carriers' bulk rate tariffs are available to a wide range of potential market entrants), intense competition for customers and high customer churn rates. Competition on the basis of price, service offerings, and customer service is expected to increase in the future.

  Furthermore, the Telecommunications Act can be expected to increase competition in the domestic long distance market as the RBOCs begin providing both in-region and out-of-region long distance service. The RBOCs may build their own national networks, resell telecommunications services of others, lease facilities from others or acquire smaller domestic long distance service providers. To the extent that the RBOCs enter the domestic long distance market by acquiring other long distance providers, the domestic long distance service industry may consolidate.

  Certain of Phoenix's competitors are significantly larger, have substantially greater financial, technical and marketing resources and larger networks than Phoenix, control transmission lines and have long-standing relationships with Phoenix's target customers. Phoenix competes with the same facilities-based carriers from whom Phoenix procures bulk-rate services. Certain of Phoenix's competitors are able to provide services comparable to or more extensive than Phoenix's at rates competitive with Phoenix's rates. Additionally, Phoenix's strategy of partnering with a company that controls a network can be and has been replicated by some of its competitors.

  Phoenix competes with the principal long distance carriers, AT&T, MCI and Sprint as well as other major providers of long distance services, including Frontier, LCI International, Inc. ("LCI") and WorldCom. Moreover, as a result of Congress' enactment of the Telecommunications Act, the nation's largest local telephone companies (i.e., the RBOCs) and GTE, energy utilities, cable television companies, competitive local exchange carriers ("CLECs"), and other entities will also be allowed to provide long distance service in the near future subject to various regulatory requirements and safeguards. An increase in such competition could have a material adverse effect on Phoenix's business, financial condition and results of operations, including higher customer attrition.

  There can be no assurance that Phoenix will be able to compete successfully in the future in the event that the Merger is not completed. Phoenix intends to compete in the long distance market and in the local market on the basis of price, service offerings and customer service. Phoenix's ability to compete on the basis of price is dependent on its ability to consummate a business combination transaction with a company operating its own long distance network and loading such network with Phoenix's long distance traffic and secure volume-discount pricing from vendor carriers and wholesale local access and volume-discount pricing from vendor carriers and wholesale local access and local dial tone providers. The same volume-discount pricing that Phoenix utilizes is available to current and potential competitors, and current and potential competitors could lease or build networks in order to lower line costs. Phoenix does not have proprietary contractual arrangements in this regard. As a result, there are no substantial barriers to the entry of additional competitors into the field. Furthermore, to the extent such competitors acquire or develop facilities-based long distance and/or local dial tone networks, such competitors may be able to offer rates as low as or lower than those available from Phoenix.

  Phoenix's competitors may reduce rates or offer incentives to existing and potential customers of Phoenix, whether caused by general competitive pressures or the entry of the RBOC's, GTE and other LECs into the long distance market. Phoenix has historically attracted customers by pricing its services at a discount to the basic "1 plus" rates offered by AT&T, MCI and Sprint. These and other large long distance providers are offering an increasing number of flat rate and other rate plans in addition to basic service, and these plans are likely to result in a reduction in the number of long distance customers using basic "1 plus" rates. Because Phoenix believes that to maintain its competitive position it must be able to reduce its prices in order to maintain its relative price position in the market, a decrease in the rates charged by others for long distance services could have a material adverse effect on Phoenix's business, results of operations and financial condition.

  In addition, in certain instances LECs have been afforded a degree of pricing flexibility in differentiating among markets and carriers in setting access charges and other rates in areas where adequate competition has emerged. As LECs become free to set rates and to provide discounts to high-volume customers, the ability of competitors that are substantially larger than Phoenix to obtain volume discounts for access and termination charges could adversely affect Phoenix by reducing the operating costs of its larger competitors relative to those of Phoenix. In particular, it is expected that the largest players in the long distance market, such as AT&T, MCI, Sprint and WorldCom will be able to guarantee substantially larger volumes to LECs than will Phoenix. As deregulation of the local exchange market occurs, LECs may be willing to grant large interexchange carriers significant discounts in return for guarantees of volume. There can be no assurance that Phoenix will be able to obtain similar discounts.

  Need to Consummate a Business Combination Transaction. Phoenix's strategy includes consummating a business combination transaction with a company operating its own long distance network as a means of reducing the cost of providing long distance telecommunications services. Previously, Phoenix had intended to merge with US One Communications Corp. ("US One") and Resurgens Capital Group, Inc. ("Resurgens") and, following the abandonment of that proposed merger, Phoenix had intended to merge with Midcom Communications Inc. ("Midcom"), but such proposed merger was also abandoned. See Phoenix's Current Reports on Form 8-K, as filed with the Commission on April 25, 1997, July 10, 1997, July 17, 1997 and September 2, 1997, the Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 and the respective exhibits thereto. Accordingly, in the event that the Merger is not consummated, Phoenix will continue to seek suitable merger candidates that are operating compatible networks. There can be no assurance that Phoenix will be able to locate a suitable candidate, that such a business combination transaction can be consummated, or that such a network can be effectively and profitably integrated with Phoenix.

  Dependence on Independent Distributors. Like many other companies in the telecommunications industry, Phoenix relies on independent distributors for a significant percentage of its new business sales. While Phoenix devotes significant resources on training and building relationships with these distributors, they are independent contractors who, in some instances, also do business with other telecommunications providers. Phoenix has only a limited degree of control over the operations of these distributors and adherence by the distributors to Phoenix's policies and procedures.

  Reliance on Switching Service Providers. A key component of Phoenix's business strategy has been to lower its line costs by consummating a business combination transaction with a company operating a long distance network as an alternative to purchasing bulk capacity from facilities-based carriers on a bundled basis. If Phoenix is successful in consummating a business combination transaction with such a company, the combined entity will own some or all of the switching equipment necessary to fulfill its switching needs. Until such time, Phoenix will be reliant on switching service providers to lease switching capacity to Phoenix.

  Ability to Successfully Develop New Products and Enter New Markets. Phoenix believes that offering a full range of telecommunications products and services will be crucial for it to remain competitive and attract and retain customers. Phoenix's strategy includes offering local dial tone service, either utilizing the capabilities of a business combination partner following the consummation of a business combination transaction with a company operating a long distance network, or reselling the wholesale dial tone product of a switching service provider or other outside vendor. In either event, local dial tone service is an area in which Phoenix has no experience. The start-up costs of providing such service and the related increased customer service support and marketing costs could be substantial.

  Dependence on Service Providers. Presently, substantially all of the long distance calls made by Phoenix's customers are transmitted entirely or partially on the networks of facilities-based carriers that compete with Phoenix, including MCI, WorldCom, Frontier and Sprint. Unless Phoenix is able to load the long distance network of a business combination partner, and even thereafter with respect to traffic that may not be transmitted fully on such network, Phoenix will be dependent on its ability to obtain bulk-rate long distance transmission capacity from such vendor carriers on a cost-effective basis. Phoenix is vulnerable to changes in its arrangements with such carriers, such as price increases and service cancellations. Phoenix's current agreement with Sprint expires in September 1998 and requires Phoenix to pay minimum usage fees of $20 million during the term of the contract, of which at least $12 million must be spent in the first twelve months of the contract. Phoenix's current agreement with

WorldCom, which became effective in August 1996 and expires in May 1999, obligates Phoenix to pay minimum usage fees of $15 million, $12 million and $9 million, respectively, during each of the first three six-month periods of the agreement and $12 million during the 12-month period commencing February 1998. Phoenix has in certain instances in the past failed to place calling traffic on the networks of vendor carriers sufficient to meet minimum usage requirements. However, in all instances to date (other than with respect to the Sprint Payable and MCI Payable, which are currently being negotiated) where Phoenix has missed a minimum usage requirement and such miss resulted in an obligation to pay a material sum to a vendor carrier, the vendor carrier has waived the obligation or Phoenix has been reimbursed by a third party for the amount of such material sum. For a description of the Sprint Payable and the MCI Payable, see "BUSINESS OF PHOENIX--MCI and Sprint Payables." Although Phoenix expects to be able to meet its minimum usage requirements going forward, the minimum usage requirements may, depending upon traffic volume, reduce the benefit to Phoenix of the availability of a business combination partner's long distance network until the minimum requirements decrease per the terms of the agreements or the agreements expire.

  Phoenix is dependent on its facilities-based carriers and other vendors to provide it promptly with the detailed information on which Phoenix bases customer billings. Any failure of such carriers or vendors to provide accurate information on a timely basis could have a material adverse effect on accurate information on Phoenix's ability to recover charges from its customers.

  Customer Attrition. The long distance industry is characterized by a high level of customer attrition. Customer attrition is measured by the number of customers who utilize Phoenix's service in a given month and do not utilize Phoenix's services in the next succeeding month. Phoenix believes its attrition rate is comparable to the attrition rates of long distance providers of comparable size. Attrition in the long distance telecommunications industry is generally attributable to a number of factors, including (i) marketing initiatives of existing and new competitors as they engage in, among other things, national advertising campaigns, telemarketing programs, and the issuance of cash and other forms of customer "win back" initiatives and other customer acquisition programs and (ii) termination of service for non-payment. An increase in Phoenix's customer attrition rate could have a material adverse effect on Phoenix's business, financial condition and results of operations.

  Regulatory and Legislative Uncertainty. Federal and state regulations, regulatory actions and court decisions have had, and may have in the future, both positive and negative effects on Phoenix and its ability to compete. Phoenix is subject to regulation by the FCC and by various state PUCs as a nondominant interexchange carrier. Phoenix is required to file tariffs or obtain other approvals in most of the states in which it operates. The large majority of states require long distance service providers to apply for authority to provide telecommunications services and to make filings regarding their activities. Neither the FCC nor the state PUCs currently regulate Phoenix's profit levels, but they often reserve the authority to do so. There can be no assurance that future regulatory, judicial and legislative changes or other activities will not have a material adverse effect on Phoenix or that regulators or third parties will not raise material issues with regard to Phoenix's compliance with applicable laws and regulations.

  Technological Change. The telecommunications industry has been characterized by rapid technological change, frequent new service introductions and evolving industry standards. Phoenix believes that its future success will depend on its ability to anticipate such changes and to offer market responsive services that meet these evolving industry standards on a timely basis. The effect of technological change upon Phoenix's business cannot be predicted and there can be no assurance that Phoenix will have sufficient resources to make the investments necessary to acquire new technology or to introduce new services to satisfy an expanded range of customer needs.

  Dependence on Key Personnel. Phoenix believes that its success depends, to a significant extent, on the efforts and abilities of its senior management. Among others, the loss of Wallace M.

Hammond, Phoenix's President and Chief Executive Officer or Jon Beizer, Phoenix's Senior Vice President and Chief Financial Officer, could have a material adverse effect on Phoenix. Phoenix believes that its success will depend in large part upon its ability to attract, retain and motivate skilled employees and other senior management personnel. Although Phoenix expects to continue to attract sufficient numbers of such persons for the foreseeable future, there can be no assurance that Phoenix will be able to do so. In addition, because Phoenix's strategy includes consummating a business combination transaction in the near future, Phoenix's success will be in part dependent upon its ability to integrate its operations and personnel with those of its business combination partner.

  Control by Officers and Directors. As of the Phoenix Record Date, Phoenix's executive officers and directors beneficially owned or controlled approximately 12% of the outstanding shares of Phoenix's Common Stock. The votes represented by the shares beneficially owned or controlled by Phoenix's executive officers and directors could, if they were cast together, influence significantly the election of a majority of Phoenix's directors and the outcome of most corporate actions requiring stockholder approval.

                                PLAN OF MERGER

BACKGROUND OF THE MERGER

  One of the strategies of both Qwest and Phoenix to achieve growth has been through select acquisitions, mergers, or other strategic transactions with industry participants. Toward that objective, Qwest and Phoenix have, from time to time, explored such opportunities with other entities in the industry.

  On April 25, 1997, Phoenix entered into a letter of intent with US One and Resurgens providing for the merger of the three companies. The proposed merger was abandoned in July 1996 when Resurgens was notified by its investment bankers that the company resulting from the merger would be unable to raise sufficient long term financing, given then-existing market conditions.

  On August 13, 1997, Phoenix entered into an agreement to merge with Midcom, a publicly traded telecommunications company. Effective November 5, 1997, Phoenix terminated the merger agreement with Midcom due to breaches by Midcom of the merger agreement and material adverse changes in Midcom's business. On November 7, 1997, Midcom announced that it had filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code.

  Phoenix has sustained operating losses of $1.9 million, $2.4 million, $12.3 million and $7.0 million in the years ended December 31, 1993, 1995 and 1996 and the nine months ended September 30, 1997, respectively, and had operating income of only $2,000 for the year ended December 31, 1994. Phoenix expects to continue to incur operating losses for the foreseeable future due to the high amortization of goodwill charges resulting from acquisitions and increased competitiveness in the telecommunications industry. In addition, Phoenix has for several months experienced a working capital shortfall, which has required Phoenix to obtain additional short-term financing from its principal lender, seek extended payment terms from certain of its supplies, delay payments to many of its suppliers and other venders, delay or cancel purchases and terminate seventy of its employees and contractors.

  During the second half of 1997, Phoenix publicly announced on several occasions that it was seeking a strategic business combination. In light of Phoenix's financial difficulties, such a business combination is central to Phoenix's ability to continue as a going concern.

  In early November 1997, Thomas H. Bell, Chairman of the Board and Director of Phoenix, and Marc B. Weisberg, Senior Vice President--Corporate Development of Qwest, discussed the possibility of an acquisition of Phoenix by Qwest during a telephone call between the two initiated by Mr. Weisberg. During their conversation Messrs. Bell and Weisberg arranged for a meeting to be held on November 12, 1997 at Phoenix's offices in Golden, Colorado. Mr. Weisberg had become familiar with Phoenix as a result of his knowledge of, and years of experience in, the telecommunications industry. On November 12, 1997, Messrs. Bell, Weisberg, Wallace M. Hammond, President and Chief Executive Officer of Phoenix, Jon Beizer, Senior Vice President and Chief Financial Officer of Phoenix, and Scott Carpenter, Vice President of Anschutz Investment Company, met to discuss the potential acquisition of Phoenix by Qwest. In the same meeting, Phoenix and Qwest entered into a confidentiality agreement and Mr. Hammond provided Mr. Weisberg with certain due diligence information concerning Phoenix.

  On November 20, 1997, Lew Wilks, President of Business Markets of Qwest, met informally with Mr. Hammond in Denver, Colorado. The meeting was held at the suggestion of Mr. Weisberg to allow Messrs. Hammond and Wilks to become acquainted and to allow Mr. Wilks an opportunity to explore potential synergies among the management teams of Qwest and Phoenix. On November 24, 1997, Messrs. Weisberg, Wilks, Hammond and Charles C. McGettigan, director of Phoenix, met to discuss in general terms the basic terms of an acquisition of Phoenix by Qwest. The parties discussed the valuation of Phoenix and the form and valuation of consideration to be paid to Phoenix Stockholders by Qwest. The specific terms and structure of the possible transaction were not discussed in detail. The meeting concluded with the understanding that the parties would engage in further discussions.

  On November 25, 1997, Mr. Hammond discussed the status of discussions between Phoenix and Qwest with the Phoenix Board. At this meeting, the Phoenix Board authorized Mr. Hammond to continue discussions with Qwest.

  During the week of December 1, 1997, Messrs. Hammond and Weisberg met to discuss in more detail the terms of a potential business combination. More detailed due diligence information was exchanged between the two companies beginning that week. Mr. Hammond regularly updated the Phoenix Board with respect to any developments in the merger discussions. On December 11, 1997, Mr. Hammond discussed the status of negotiations between Phoenix and Qwest with the Phoenix Board and Qwest's request to enter into a no solicitation agreement. At this meeting, the Phoenix Board authorized Mr. Hammond to enter into the no solicitation agreement and to continue negotiations with Qwest. Qwest and Phoenix entered into the no solicitation agreement on December 11, 1997.

  Between December 11, 1997 and early January 1998 several meetings and telephone calls between Mr. Hammond and Mr. Weisberg and their respective advisors resulted in an agreement in principle to a transaction in which the merger consideration to the Phoenix Stockholders would be solely Qwest Common Stock. After completing its due diligence on the LDDS Litigation and the Van Essen Indemnification and Hold Harmless Agreement, and in particular after assessing the possibility that Phoenix might become liable with respect to the LDDS Liability and the possibility that the exercise of rights under the Van Essen Indemnification and Hold Harmless Agreement might not make Phoenix whole, Qwest proposed to reduce the aggregate value of the Qwest Common Stock to be offered to the Phoenix Stockholders by the amount of the compensatory damages asserted by WorldCom and the approximate legal fees and expenses relating thereto (i.e., approximately $4.0 million) and offer the Phoenix Stockholders the Contingent Cash Consideration in lieu thereof. On January 4, Phoenix agreed to the proposed structure of the Merger Consideration and agreed to present the transaction to the Phoenix Board for its consideration.

  The Phoenix Board met telephonically on January 5, 1998. During that meeting, Phoenix's management, financial advisors and legal counsel presented to the Phoenix Board the terms of an Agreement and Plan of Merger dated as of December 31, 1997 among Phoenix, Qwest and Qwest Subsidiary (the "Initial Merger Agreement"). In addition, J.C. Bradford presented its oral opinion (subsequently confirmed in writing) as to the fairness, from a financial point of view, to Phoenix and Phoenix Stockholders of the consideration to be received by the Phoenix Stockholders pursuant to the Merger. See "--Opinion of Phoenix's Financial Advisor." At such meeting, the Phoenix Board unanimously approved and authorized the Initial Merger Agreement and the Merger. On January 6, 1998, Qwest and Phoenix executed the Initial Merger Agreement and Qwest and Phoenix issued a joint press release announcing its essential terms.

  At a meeting on January 29, 1998, the Phoenix Board reaffirmed its approval of the Merger and approved and authorized an amendment and restatement of the Initial Merger Agreement, and J.C. Bradford reaffirmed its opinion. Effective January 29, 1998, the parties to the Initial Merger Agreement amended and restated the Initial Merger Agreement. The amendment and restatement of the Initial Merger Agreement, among other things, (i) deleted certain references to the Series I Convertible Preferred Stock, par value $.001 per share, of Phoenix (the "Series I Preferred Stock"), and certain requirements relating thereto that were contained in the Initial Merger Agreement but that were made irrelevant by the holders of all of the outstanding shares of Series I Preferred Stock voluntarily converting all of such shares pursuant to their terms into Phoenix Common Stock after the date that the Initial Merger Agreement was executed, (ii) gave effect to the Qwest Stock Split and (iii) clarified the Merger Consideration.

  On February 10, 1998, the Phoenix Board reaffirmed its approval of the Merger and approved and authorized a further amendment and restatement of the Initial Merger Agreement in order to further clarify the Merger Consideration, and J.C. Bradford reaffirmed its opinion. The parties executed the Merger Agreement effective February 10, 1998.

PHOENIX'S REASONS FOR THE MERGER; RECOMMENDATION OF THE PHOENIX BOARD

  THE PHOENIX BOARD BELIEVES THE CONSUMMATION OF THE MERGER IS IN THE BEST INTERESTS OF PHOENIX AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF PHOENIX VOTE FOR APPROVAL AND AUTHORIZATION OF THE MERGER AGREEMENT AND THE MERGER.

  The Phoenix Board believes that the Merger offers Phoenix and the Phoenix Stockholders an opportunity to participate in the business future of Qwest, including significantly greater business and financial resources and long-term growth potential than Phoenix standing alone. The Phoenix Board believes that the Merger offers significant opportunities for efficiencies and economies of scale as the long distance operations of Phoenix and Qwest are integrated and will result in an organization with added competitive strength required by the increased consolidation of the telecommunications industry. The Phoenix Board believes that the combined entity will be able to provide customers with quality service and will be better positioned to take advantage of new opportunities and to meet competitive challenges.

  In arriving at its decision to approve the Merger Agreement, the Phoenix Board considered a number of factors. Among the factors that the Phoenix Board considered were (i) information concerning Phoenix's and Qwest's respective businesses, assets, management, competitive position and prospects, including Phoenix's ability to repay its current indebtedness when due and the likelihood that Phoenix would seek protection under federal bankruptcy laws without an immediate infusion of capital, (ii) the financial condition, cash flows and results of operations of Phoenix and Qwest, both on a historical and prospective basis, (iii) historical market prices and trading information with respect to the Phoenix Common Stock and the Qwest Common Stock, (iv) the value of the consideration to be received by Phoenix Stockholders, (v) Phoenix's increased need for capital resources to remain competitive and the greater access to capital markets that Qwest has, enabling those needs to be met, (vi) the potential efficiencies, elimination of redundancies, economies of scale and other synergies that may be realized as a result of the combination of Phoenix's and Qwest's long distance operations, (vii) the Phoenix Board's judgment that Phoenix was unlikely to identify an alternative strategic business combination that would provide superior benefits to Phoenix and its stockholders, (viii) the terms of the Merger Agreement, (ix) the written opinion of J.C. Bradford, a copy of which is included as Exhibit B to this Proxy Statement/Prospectus, (x) the structure of the Merger, which will permit holders of Phoenix Common Stock to have their shares converted largely into Qwest Common Stock on a "tax-free" basis, (xi) the technical and marketing knowledge of the Qwest employee team and (xii) significant enhancement of the strategic and market position of Qwest substantially beyond that achievable by Phoenix alone. See "PLAN OF MERGER--Opinion of Phoenix's Financial Advisor."

  The Phoenix Board evaluated the likelihood of realizing superior benefits through alternative business strategies, which included evaluations of the business and financial prospects of Phoenix if it were to continue as an independent company (including the likelihood that Phoenix would seek protection under federal bankruptcy laws without an immediate infusion of capital), and if Phoenix were to seek a strategic combination with another company in the telecommunications industry. In making these evaluations, the Phoenix Board considered a number of factors, including market growth, ongoing industry consolidation, the anticipated emergence of new products and technologies, Phoenix's internal growth strategies, the ability of Phoenix to access new customers and markets, and the fit of Phoenix's product lines with those of other potential partners. The Phoenix Board believes that the product lines and fundamental business and operating strategies of Phoenix and Qwest are complementary and consistent, that Phoenix and Qwest together can provide a greater range of products and superior market coverage compared to any alternative achievable combination, and that a combination of the two companies provides a greater potential for enhanced stockholder value than does either the continuation of Phoenix's operations in their present form or a combination with any other potential merger partner.

  The Phoenix Board also considered (i) the risk that the benefits sought in the Merger would not be obtained, (ii) the risk that the Merger would not be consummated, (iii) the effect of the public announcement of the Merger on Phoenix's sales, customer relations, operating results and ability to retain employees, and on the trading price of Phoenix Common Stock, (iv) the potentially substantial management time and effort that will be required to consummate the Merger and integrate the operations of the two companies, (v) the impact of the Merger on Phoenix personnel, and (vi) other risks described herein under "RISK FACTORS--Risk Factors of Phoenix and Its Business." In the judgment of the Phoenix Board, the potential benefits of the Merger clearly outweighed the risks inherent in the transaction.

  In considering the wide variety of relevant factors, both positive and negative, the Phoenix Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered.

QWEST'S REASONS FOR THE MERGER

  The Qwest Board of Directors believes that the Merger will enable Qwest to significantly increase the number of business customers to which Qwest provides communications services over the Qwest Network. As of January 30, 1998, Qwest had approximately 25,000 business customers for long distance and Internet service. As of January 30, 1998, Phoenix had approximately 40,000 customers, almost all of which are business customers, that Qwest expects to acquire in the Merger. In addition, because Phoenix predominantly offers voice communications to its customers, the Merger gives Qwest the opportunity to sell data and Internet services to Phoenix's long-distance customers.

OPINION OF PHOENIX'S FINANCIAL ADVISOR

  Phoenix has retained J.C. Bradford to act as its financial advisor in connection with the Merger. Phoenix selected J.C. Bradford as its financial advisor because J.C. Bradford is a nationally recognized investment banking firm, which, as a part of its investment banking business, engages in the valuation of securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporations or other purposes. Phoenix also selected J.C. Bradford because of J.C. Bradford's familiarity with the telecommunications industry generally. J.C. Bradford participated in a telephonic meeting of the Phoenix Board on January 5, 1998 and rendered J.C. Bradford's opinion that, as of the date of such opinion, the proposed consideration for the Merger was fair, from a financial point of view, to the Phoenix Stockholders. A copy of that opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Exhibit C hereto and should be read in its entirety. J.C. Bradford reaffirmed its opinion on January 29, 1998 and February 10, 1998, respectively, in connection with the execution of the Merger Agreement.

  In conducting its analysis and delivering its opinion, J.C. Bradford considered such financial and other factors as it deemed appropriate and feasible under the circumstances, including the following items that J.C. Bradford considers to be material to its opinion: (i) copies of the Merger Agreement; (ii) the historical and current financial position and results of operations of Phoenix as set forth in its periodic reports and proxy materials filed with the Commission; (iii) certain internal operating data and financial analyses and forecasts of Phoenix for the years beginning January 1, 1997 and ending December 31, 1998 as prepared by its senior management; (iv) a schedule of Phoenix's current indebtedness and the maturities of such indebtedness; (v) certain financial analysis and forecasts for Qwest for the fiscal years beginning January 1, 1998 and ending December 31, 1999 prepared and published by financial analysts covering Qwest; (vi) certain financial and securities trading data of certain other companies, the securities of which are publicly traded and that J.C. Bradford believed to be comparable to Phoenix or Qwest or relevant to the transaction; (vii) the financial terms of other transactions in the telecommunications industry that J.C. Bradford believed to be relevant; and (viii) reported price and trading activity for Phoenix Common Stock and the capital stock of Qwest. J.C. Bradford also held discussions with members of the senior management of Phoenix regarding the past and current business operations, financial condition, and future prospects of Phoenix (including Phoenix's ability to repay its current indebtedness), with officials of Qwest regarding the current business operations and prospects of Qwest, and with the senior lender of Phoenix regarding Phoenix's liquidity and borrowing ability. In addition, J.C. Bradford took into account its assessment of general economic, market and financial conditions and its experience in other transactions as well as its experience in securities valuation and its knowledge of the industries in which Phoenix and Qwest operate.

  J.C. Bradford's opinions were based upon general economic, market, financial, and other conditions as they existed on their respective dates and the information made available to J.C. Bradford through such dates. J.C. Bradford relied upon the accuracy and completeness of all of the financial and other information provided for its review for purposes of its opinions and did not assume any responsibility for independent verification of such information. With respect to the internal financial analyses and forecasts supplied to J.C. Bradford by Phoenix, J.C. Bradford assumed, and the management of Phoenix represented, that such analyses and forecasts (including Phoenix's ability to pay its current indebtedness when due) were reasonably prepared on bases reflecting the best currently available estimates and judgments of Phoenix's senior management as to the recent and likely future performance of Phoenix. In addition, J.C. Bradford was not asked to consider, and its opinion does not address, the relative merits of the Merger as compared to any other transactions in which Phoenix might engage. Furthermore, J.C. Bradford has not made an independent evaluation or appraisal of the assets and liabilities of Phoenix or Qwest and has not been furnished with any such evaluation or appraisal.

  Nothing in the opinion should be deemed to constitute a recommendation by J.C. Bradford to any Phoenix Stockholder to vote in favor of the Merger. J.C. Bradford has consented to the attachment of the Opinion to this Proxy Statement/Prospectus and to the descriptions thereof in this Proxy Statement/Prospectus.

  In preparing its report to the Phoenix Board, J.C. Bradford performed a variety of financial and comparative analyses, including: (i) an evaluation of Phoenix's current financial position and projected results of operations; (ii) relative contribution analysis; (iii) discounted cash flow analysis; (iv) comparable company analysis; and (v) comparable transaction analysis. The summary of J.C. Bradford's analyses set forth below does not purport to be a complete description of the analyses underlying J.C. Bradford's opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, J.C. Bradford did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, J.C. Bradford believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinions. With respect to the comparable company and transaction analyses, no public company, acquisition or transaction used as a comparison is identical to Phoenix or Qwest or the Merger and such analyses necessarily involve complex considerations and judgments concerning the difference in financial and operating characteristics of the companies and other factors that could affect the acquisition or public trading values of the companies concerned. In performing its analyses, J.C. Bradford made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions, and other matters. The analyses performed by J.C. Bradford are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

  The following are financial and comparative analyses which were performed by J.C. Bradford, and which J.C. Bradford considers to be material, in arriving at its opinion as to the fairness of the consideration to be received by Phoenix Stockholders.

    (a) Valuation of Industry Trends and Phoenix's Current Financial Position. J.C. Bradford noted the recent trend among long distance providers to enter into business combinations to achieve access to switch-based networks, achieve greater mass and offer more services to customers. This trend is the result of several factors including the enactment of the Telecommunications Act. Recently completed or announced transactions include WorldCom/MCI, Telco/Excel, Tel-Save/ACC and ACC/U.S. Watts. Furthermore, J.C. Bradford also noted the increased number of switchless and switch-based resellers who have reported poor financial results or have entered into bankruptcy proceedings as a result of competitive and other factors.

    In this context, J.C. Bradford analyzed Phoenix's historical and projected operating results through December 1998. J.C. Bradford noted that Phoenix has reported negative cash flow from operations for the last two years and that management projected a continued deterioration in operating results through December 1998 and beyond. Senior management of Phoenix advised J.C. Bradford that, without an immediate infusion of capital in some form, Phoenix would fail and that it had been unable to raise capital by private placement of its securities. J.C. Bradford also noted that it is generally well known that Phoenix has been evaluating its strategic alternatives, including raising capital, merging with another entity or selling Phoenix.

    (b) Relative Contribution Analysis. For the years ended December 31, 1997 and 1998, J.C. Bradford analyzed the estimated revenues, gross profit, EBITDA, and pretax income of each of Qwest and Phoenix before the Merger in order to compare the contribution in each year of Qwest and Phoenix as a percentage of Qwest after the Merger versus the projected fully-diluted ownership of Qwest by the existing stockholders of each of Qwest and Phoenix after the Merger. J.C. Bradford observed that Phoenix Stockholders are expected to own approximately 0.4% of Qwest after the Merger, assuming the stock price at the time the J.C. Bradford opinion was rendered of $65.50 (pre-Qwest Stock Split). Such analysis indicated that for the years ended December 31, 1997 and 1998, Phoenix would contribute, respectively, 10.5% and 8.4% of revenue, 0% and 0% of EBITDA, and 0% and 0% of pretax income of Qwest.

    (c) Discounted Cash Flow Analysis. Using discounted cash flow analysis, based on information obtained from management of Phoenix, J.C. Bradford discounted to present value the projected future cash flows that Phoenix is projected to produce on a stand-alone basis through December 1998, under various circumstances, assuming Phoenix performed in accordance with the earnings forecast of management. (Management advised J.C. Bradford that projections beyond December 1998 were problematic because management did not feel that Phoenix could sustain operations beyond that point without an infusion of capital.) J.C. Bradford calculated terminal values for Phoenix (i.e., the values at the 1998 year end) by applying multiples of revenue in the year 1998. The cash flow streams and terminal values were then discounted to present values using different discount rates chosen to reflect different assumptions regarding Phoenix's cost of capital. Based on the above described analysis, the implied value of Phoenix ranged from $0.34 to $1.05 compared to the stock price of Phoenix common stock on January 5, 1998 of $0.50.

    (d) Comparable Company Analysis. Using publicly available information, J.C. Bradford reviewed selected financial data, including revenues, historical and projected earnings and EBITDA for several publicly traded companies engaged in businesses similar to Phoenix's, including long distance companies, second tier switch based carriers, wholesalers and switchless resellers of long distance. J.C. Bradford noted that the revenue multiples for switchless resellers (which ranged from 0.3x to 0.9x, with an average multiple of 0.6x) are significantly lower than the multiples of the second tier switch-based carriers (which ranged from 1.1x to 9.3x, with an average multiple of 3.3x). Phoenix's last twelve months' revenue multiple is 0.3x.

    (e) Comparable Transaction Analysis. Using publicly-available information, J.C. Bradford reviewed selected transactions in which publicly-traded companies engaged in businesses similar to Phoenix and Qwest (the "Comparable Transaction Group") combined their businesses in instances in which the acquired company had revenues between $50 million and $100 million. J.C. Bradford calculated the consideration paid for each acquired company in the Comparable Transaction Group as a multiple of its revenues at the time of the transaction. The multiple paid for the target company in each transaction ranged from 0.7x to 2.1x with an average of 1.2x. J.C. Bradford then compared the Comparable Transaction Group multiples to the corresponding multiple for Phoenix's revenues in the Merger (0.5x).

  Pursuant to the terms of an engagement letter dated December 3, 1997 (the "J.C. Bradford Engagement Letter"), J.C. Bradford will be paid $200,000, as described below, for its services as financial advisor to the Phoenix Board in connection with the Merger, including delivery of the opinion. Pursuant to the J.C. Bradford Engagement Letter, if the Merger is not consummated, $100,000 is due and payable upon the termination of the Merger Agreement, and if the Merger is consummated, $200,000 is due and payable upon the closing of the Merger. In addition, pursuant to the J.C. Bradford Engagement Letter, J.C. Bradford was paid $100,000 in consideration of financial advisory work performed by J.C. Bradford for Phoenix in connection with the aborted merger of Phoenix and Midcom. Phoenix has also agreed to indemnify J.C. Bradford against certain liabilities arising out of or in connection with the services rendered by J.C. Bradford in connection with the engagement.

  J.C. Bradford has issued Phoenix a consent to use their opinion in this Proxy Statement/ Prospectus.

TERMS OF THE MERGER AGREEMENT

  The following discussion summarizes the definitive terms of the Merger Agreement and the other agreements and transactions contemplated thereby. The following is not, however, a complete statement of all provisions of the Merger Agreement and related documents. Detailed terms of and conditions to the Merger and certain related transactions are contained in the Merger Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Exhibit A and incorporated herein by reference. Reference is also made to the form of the Voting Agreements attached to this Proxy Statement/Prospectus as Exhibit C, which is also incorporated herein by reference. Statements made in this Proxy Statement/Prospectus with respect to the terms of the Merger and such related transactions are qualified by reference to the more detailed information set forth in the Exhibits hereto.

  The Merger. Subject to the terms and conditions of the Merger Agreement, Qwest Subsidiary will merge with and into Phoenix at the Effective Time, at which time the separate corporate existence of Qwest Subsidiary will cease, and Phoenix will become the Surviving Corporation of the Merger.

 Conversion of Phoenix Common Stock in the Merger.

  General. In connection with the Merger, all outstanding shares of Phoenix Common Stock will be acquired for (i) that number of shares of Qwest Common Stock having an aggregate market value equal to $28.5 million, subject to certain adjustments and limitations described below, which is referred to below as the Stock Consideration, and (ii) certain cash consideration, if any, payable promptly following the Contingent Cash Consideration Date in an aggregate maximum amount of $4.0 million in cash, contingent upon the outcome of certain litigation described below, plus interest at the rate of 7.0% per annum, compounded annually, from the Closing Date to, but excluding, the Contingent Cash Consideration Date, which is referred to below as the Contingent Cash Consideration. The Stock Consideration and the Contingent Cash Consideration are collectively referred to below as the Merger Consideration. The Merger Consideration will be paid to persons who are the record holders of Phoenix Common Stock immediately prior to the Effective Time of the Merger.

  Stock Consideration. The Stock Consideration to be issued by Qwest in the Merger will be determined by dividing (i) the quotient obtained by dividing the Acquisition Value by the Effective Time Adjusted Average Market Price by
(ii) the Aggregate Number.

  Contingent Cash Consideration. The Contingent Cash Consideration, if any, to be paid by Qwest in cash promptly following the Contingent Cash Consideration Date will be determined by dividing (i) the sum of (1)(A) $4,000,000 minus (B) the LDDS Liability (as defined below) plus (C) any amounts recovered by any of Qwest and its subsidiaries on or before the Contingent Cash Consideration Date under the Van Essen Indemnification and Hold Harmless Agreement (net of all out-of-pocket costs, fees and expenses, including, without limitation, the fees and disbursements of counsel and the expenses of litigation, incurred in collecting such amounts, in each case to the extent not reimbursed pursuant to the Van Essen Indemnification and Hold Harmless Agreement) plus (2) interest on the amount determined in accordance with the preceding clause (1) at a rate of 7% per annum, compounded annually, from the Closing Date to, but excluding, the Contingent Cash Consideration Date by (ii) the Aggregate Number; provided that, if there has not occurred a settlement or other final, nonappealable resolution of the litigation styled LDDS/WorldCom, Inc. and Dial-Net, Inc. v. Automated Communications, Inc. and Judy Van Essen Kenyon, C.A. No. 3:93-CV-463
(WS) (U.S.D.C. S.D. Miss) (the "LDDS Litigation"), on or prior to the Contingent Cash Consideration Date, the Contingent Cash Consideration shall be an amount equal to zero dollars ($0).

  Definitions. For the purposes of the Merger Agreement, the following terms have the meanings assigned to them below:

    "Acquisition Value" means the amount by which (1) $28,500,000 exceeds (2) the sum of the aggregate amount paid and payable by Phoenix as of the Effective Date pursuant to (A) paragraph A.14.1 of Attachment A to the Resale Solutions Switched Services Agreement dated December 1996 between Phoenix and Sprint Communications with respect to the difference between Phoenix's Actual Net Usage (as defined therein) and $12,000,000 during months 1-12 of the term of such agreement (the "Sprint Payable") and (B)
  Section 3 of the Carrier Agreement between Phoenix and MCI with respect to the difference between Phoenix's Usage Charges (as defined therein) and its Annual Commitment (as defined therein) during the term of such agreement (the "MCI Payable"). For a description of the Sprint Payable and the MCI Payable see "BUSINESS OF PHOENIX--MCI and Sprint Payables."

    "Aggregate Number" means the sum of (a) the number of shares of Phoenix Common Stock outstanding immediately prior to the Effective Time and (b) the number of shares of Phoenix Common Stock that would be issued if all warrants or other rights that are not exercised, exchanged, cancelled or otherwise terminated in accordance with Section 7.1(j) of the Merger Agreement were exercised or exchanged in accordance with their terms immediately prior to the Effective Time. Section 7.1(j) of the Merger Agreement provides that all options, warrants and other rights to acquire capital stock of Phoenix that are not exercised as of the Effective Time will be cancelled or otherwise terminated, except that warrants and other rights to acquire up to 398,723 shares of Phoenix Common Stock in the aggregate may remain outstanding at the Effective Time if (a) Phoenix shall have used commercially reasonable efforts to cause the cancellation or other termination of such warrants or the exercise or exchange of such other rights and (b) only shares of Qwest Common Stock (and no equity securities of the Surviving Corporation or any other person) shall be issuable upon exercise or exchange, as the case may be, of such warrants or other rights after the Effective Time.

    "Average Market Price" per share of any class of stock on any date means the average of the daily closing prices of the shares of such stock for the fifteen (15) consecutive trading days commencing twenty (20) trading days before such date.

    "Contingent Cash Consideration Date" means the date that is the earlier of (1) the third anniversary of the Closing Date and (2) the date as of which Qwest shall have determined, in the exercise of its reasonable judgment and after having exercised commercially reasonable efforts to obtain recovery under the Van Essen Indemnification and Hold Harmless Agreement, that it is not reasonably likely in the circumstances that Qwest and its Subsidiaries shall recover substantial additional amounts under such agreement on or before the third anniversary of the Closing Date (net of all out-of-pocket costs, fees and expenses, including, without limitation, the fees and disbursements of counsel and the expenses of litigation, incurred in connection with collecting such amounts, in each case to the extent not reimbursed or likely to be reimbursed pursuant to the Van Essen Indemnification and Hold Harmless Agreement on or before the third anniversary of the Closing Date); provided that in no event shall any of Qwest and its Subsidiaries be required to exercise more than commercially reasonable efforts with respect to such recovery.

    "Effective Time Adjusted Average Market Price" means (i) the Average Market Price per share of Qwest Common Stock at the Effective Time if such Average Market Price is equal to or greater than $26.25 and equal to or less than $33.75, (ii) $26.25 if the Average Market Price per share of Qwest Common Stock at the Effective Time is equal to or greater than $23.75 and less than $26.25, (iii) $33.75 if the Average Market Price per share of Qwest Common Stock at the Effective Time is equal to or less than $36.25 and greater than $33.75, (iv) $26.25 less fifty percent (50%) of the amount by which the Average Market Price per share of Qwest Common Stock at the Effective Time is less than $23.75 if such Average Market Price is less than $23.75, or (v) the sum of (x) $33.75 and (y) fifty percent (50%) of the amount by which the Average Market Price per share of Qwest Common Stock at the Effective Time is greater than $36.25 if such Average Market Price is greater than $36.25.

    "LDDS Liability" means the aggregate amount of any Loss (as defined in the Merger Agreement) of any of Qwest and its subsidiaries, (including, without limitation, any of Phoenix, the Surviving Corporation, ACI and their subsidiaries) in connection with, arising from or related to (1) the LDDS Litigation or (2) any other Action (as defined in the Merger Agreement) based, in whole or in part, upon facts involved in the LDDS Litigation, in each case, including, without limitation, any damages, or any fees, expenses or other disbursements of counsel. For a description of the LDDS Litigation, including the substantial limitations on Qwest's obligation to enforce the Van Essen Indemnification and Hold Harmless Agreement, see "BUSINESS OF PHOENIX--Legal Proceedings."

  Uncertainty of Value of Merger Consideration. The amount and the value of the Stock Consideration and of the Contingent Cash Consideration, if any, are subject to risk and uncertainty. The timing of the payment of the Contingent Cash Consideration, if any, is also subject to uncertainty. Accordingly, the value of the Merger Consideration that may be realized by the Phoenix Stockholders is uncertain. Certain principal elements of this uncertainty are summarized below.

  The amount of the Stock Consideration to be received by the Phoenix Stockholders depends, among other things, on (i) the Acquisition Value, which is reduced by any amount that Phoenix is required to pay to MCI and Sprint Communications in respect of certain minimum usage fees, and (ii) the average of the daily closing prices of the Qwest Common Stock for the fifteen consecutive trading days commencing twenty trading days prior to the Closing Date. See "PLAN OF MERGER--Terms of the Merger Agreement--Conversion of Phoenix Common Stock in the Merger--Stock Consideration." In addition, the value of the Stock Consideration that any Phoenix Stockholder may be able to realize upon the sale of the Qwest Common Stock received in the Merger will depend principally on the market price per share of Qwest Common Stock at the time of sale. The market price of the Qwest Common Stock at any time reflects perceptions of market participants as to the business, operations, results and prospects of Qwest, general market and economic conditions and other factors.

  With respect to the Acquisition Value, which affects the value of the Stock Consideration, Qwest and Phoenix express no view as to whether Phoenix will be required by MCI and Sprint

Communications to make payments in respect of certain minimum usage fees owed by Phoenix to such entities. Pursuant to the terms of the agreements between Phoenix and each of MCI and Sprint Communications, Phoenix is obligated to pay approximately $420,000 to MCI and $1.275 million to Sprint Communications in respect of such minimum usage fees. Pursuant to the terms of the Merger Agreement, such payments, if required, will reduce the Acquisition Value and, accordingly, the Stock Consideration to be paid by Qwest to the Phoenix Stockholders in the Merger. Phoenix Stockholders may receive updated information with respect to these matters by calling the toll free number referred to below. Although Phoenix is currently attempting to re-negotiate the amount of such payments, there can be no assurance that Phoenix will be successful in reducing its obligations to MCI or Sprint Communications. For a description of the minimum usage fees owed by Phoenix to MCI and Sprint Communications, see "BUSINESS OF PHOENIX--MCI and Sprint Payables" and for a description of the terms of the Merger Agreement relating to such minimum usage fees, see "PLAN OF MERGER--Terms of the Merger Agreement--Conversion of Phoenix Common Stock in the Merger--Stock Consideration."

  The amount of the Contingent Cash Consideration, if any, to be received by the Phoenix Stockholders depends on the outcome of the LDDS Litigation and/or the ability of Phoenix and, following the Effective Time, Qwest and its subsidiaries to recover pursuant to the right of indemnification under the Van Essen Indemnification and Hold Harmless Agreement any amounts paid by any of Qwest, Phoenix and their subsidiaries with respect to the LDDS Litigation. See "PLAN OF MERGER--Terms of the Merger Agreement--Conversion of Phoenix Common Stock in the Merger--Contingent Cash Consideration." On February 2, 1998, the trial court in the LDDS Litigation issued an order finding ACI and Van Essen liable with respect to certain of the claims. The court has scheduled a hearing on February 16, 1998 on the issue of damages. Qwest and Phoenix express no view as to the outcome of the LDDS Litigation or the ability of Phoenix, Qwest or any other person to enforce any right of indemnification under the Van Essen Indemnification and Hold Harmless Agreement. The potential liability of Phoenix and its subsidiaries, based on the damages asserted by WorldCom, exceeds $4 million, and includes (1) compensatory damages of approximately $3,020,000; (2) attorneys' fees in excess of $700,000; (3) punitive damages in an unspecified amount; and (4) pre-judgment interest. Qwest and Phoenix express no view as to whether Van Essen now has, or in the future will have, the financial capability to perform her obligations under the Van Essen Indemnification and Hold Harmless Agreement. The obligations of Van Essen to indemnify Phoenix under the Van Essen Indemnification and Hold Harmless Agreement are unsecured, although certain shares of Phoenix Common Stock have been deposited in escrow in support of Van Essen's indemnification obligations. Pursuant to the terms of the Merger Agreement, Qwest is obligated to exercise no more than commercially reasonable efforts to recover any amounts under the Van Essen Indemnification and Hold Harmless Agreement and only amounts so recovered on or prior to the third anniversary of the Closing Date will be included in calculating the Contingent Cash Consideration, if any. IF THERE IS NO SETTLEMENT OR OTHER FINAL, NONAPPEALABLE RESOLUTION OF THE LDDS LITIGATION ON OR PRIOR TO THE THIRD ANNIVERSARY OF THE CLOSING DATE, THE LIABILITY IS ASSUMED TO BE $4 MILLION AND THE CONTINGENT CASH CONSIDERATION WILL BE $0. IN ANY CASE, ANY AMOUNTS RECOVERED BY ANY OF QWEST OR ITS SUBSIDIARIES AFTER THE THIRD ANNIVERSARY OF THE CLOSING DATE WILL BE RETAINED BY QWEST AND WILL NOT BE DISTRIBUTED TO THE PHOENIX STOCKHOLDERS. In addition, in exercising commercially reasonable efforts Qwest is not required to incur expenses in excess of that which it reasonably expects to recover by reason of such efforts, and no person other than Qwest has been selected to monitor Qwest's recovery efforts. For a description of the LDDS Litigation and a description of the substantial limitations on Qwest's obligation to enforce the Van Essen Indemnification and Hold Harmless Agreement, see "BUSINESS OF PHOENIX--Legal Proceedings" and for a description of the terms of the Merger Agreement relating to such litigation, see "PLAN OF MERGER--Terms of the Merger Agreement--Conversion of Phoenix Common Stock in the Merger."

  The right to receive the Contingent Cash Consideration represents a general obligation of Qwest, is not secured by a security interest, mortgage or lien on any property, and does not represent an interest in any trust fund, escrow fund, segregated fund or account or any similar vehicle held by Qwest or by a third party for the benefit of the Phoenix Stockholders. In addition, the right to receive the Contingent Cash Consideration is a personal right of each Phoenix Stockholder of record immediately prior to the Effective Time of the Merger and may not be assigned, sold or otherwise transferred to any other person, other than pursuant to the laws of inheritance. Qwest is not required to (other than pursuant to the laws of inheritance), but in its sole discretion may, record or otherwise recognize any assignment, sale or other transfer of the right to receive the Contingent Cash Consideration. Qwest will pay the Contingent Cash Consideration, if any, promptly following the Contingent Cash Consideration Date to the Phoenix Stockholders of record immediately prior to the Effective Time unless in any case Qwest shall elect to record an assignment, sale or other transfer of such right to any transferee, in which case the Contingent Cash Consideration, if any, will be paid to such transferee promptly following the Contingent Cash Consideration Date. It is highly uncertain whether or when any Contingent Cash Consideration will be paid to the Phoenix Stockholders pursuant to the terms of the Merger Agreement. Accordingly, for the purposes of deciding whether to vote to approve and authorize the Merger Agreement and the Merger, it is appropriate for the Phoenix Stockholders to carefully consider what value, if any, to assign to the right to receive the Contingent Cash Consideration. Stockholders.

  Toll Free Number. Phoenix Stockholders may call toll free to 1-888-441-1134 from Saturday, February 21, 1998 until Friday, March 20, 1998 to hear a tape recorded message stating what (i) the Average Market Price, (ii) the Effective Time Adjusted Average Market Price and (iii) the Stock Consideration would be if the Merger were consummated on Friday, February 27, 1998 (for calls to the toll free number during the seven day period ending on Friday, February 27,
1998) and on each subsequent Friday (for calls to the toll free number during the seven day period ending on such Friday). Phoenix Stockholders may call the same toll free number from Saturday, March 21, 1998 until Monday, March 30, 1998 to hear a tape recorded message stating what the Average Market Price, Effective Time Adjusted Average Market Price and Stock Consideration would be if the Merger were consummated on Monday, March 30, 1998, which is the date of the Phoenix Annual Meeting. The tape recorded message will not give any information regarding the amount, if any, of the Contingent Cash Consideration or the likely date of payment, if any, of the Contingent Cash Consideration. The payment of the Contingent Cash Consideration is dependent on the outcome of the LDDS Litigation and Qwest's ability to enforce the Van Essen Indemnification and Hold Harmless Agreement, neither of which is expected to be resolved prior to the Phoenix Annual Meeting. See "RISK FACTORS--Risk Factors Relating to the Merger Consideration."

  Table of Illustrative Values of Stock Consideration. The following Table 1 illustrates the value of the Stock Consideration issuable in the Merger, assuming that the Aggregate Number is 36,277,291, that the Average Market Price is within a range from $22.50 to $40.00, and that the Acquisition Value is either $26,800,000 or $28,500,000. Phoenix does not expect that the Aggregate Number will vary materially from 36,277,291, but the Average Market Price may be less than $22.50 or greater than $40.00. Phoenix expects that the Acquisition Value will not be less than $26,800,000 and will be less than or equal to $28,500,000. The columns in the following Table 1 present (a) the Average Market Price of Qwest Common Stock at the Effective Time within a range from $22.50 to $40.00, (b) the Effective Time Adjusted Average Market Prices that correspond to the Average Market Prices presented in the table,
(c) the fractions of one share of Qwest Common Stock that would be issued for one share of Phoenix Common Stock at the Average Market Prices and corresponding Effective Time Adjusted Average Market Prices presented in the table, in each case depending on whether the illustrative Acquisition Value is $26,800,000 or $28,500,000, as the case may be, and (d) the illustrative values of the Stock Consideration to be received in the merger for one share of Phoenix Common Stock, which illustrative values are determined by multiplying the Average Market Prices presented in the table by the corresponding fractions of one share of Qwest Common Stock that would be issued in the Merger at those Average Market Prices, in each case depending on whether the illustrative Acquisition Value is $26,800,000 or $28,500,000. In general, the value of the Stock Consideration issuable in the Merger increases as the Average Market Price and the Acquisition Value increases and the value of the Stock Consideration decreases as the Average Market Price and the Acquisition Value decreases. THE VALUES OF STOCK CONSIDERATION SHOWN IN THE FOLLOWING TABLE 1 ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT THE ACTUAL AMOUNT PER SHARE OF PHOENIX COMMON STOCK THAT MIGHT BE REALIZED BY ANY PHOENIX STOCKHOLDER ON OR AFTER THE CLOSING DATE. THE AMOUNT ANY PHOENIX STOCKHOLDER WILL BE ABLE TO REALIZE UPON THE SALE IN THE MARKET OF THE STOCK CONSIDERATION RECEIVED BY SUCH PHOENIX STOCKHOLDER IN THE MERGER WILL DEPEND PRINCIPALLY UPON THE MARKET PRICE PER SHARE OF QWEST COMMON STOCK AT THE TIME OF SALE.

                                    TABLE 1

                  ILLUSTRATIVE VALUES OF STOCK CONSIDERATION
                      (PER SHARE OF PHOENIX COMMON STOCK)

                              ILLUSTRATIVE ACQUISITION VALUE             ILLUSTRATIVE ACQUISITION VALUE
                                            =                                          =
                                       $26,800,000                                $28,500,000
                        ------------------------------------------ ------------------------------------------
  (A)         (B)               (C)                  (D)                   (C)                  (D)
  ---    -------------- ------------------- ---------------------- ------------------- ----------------------
 QWEST   EFFECTIVE TIME STOCK CONSIDERATION ILLUSTRATIVE VALUE OF  STOCK CONSIDERATION ILLUSTRATIVE VALUE OF
AVERAGE     ADJUSTED       (QWEST SHARES     STOCK CONSIDERATION      (QWEST SHARES     STOCK CONSIDERATION
MARKET      AVERAGE       ISSUABLE PER 1    (STOCK CONSIDERATION X   ISSUABLE PER 1    (STOCK CONSIDERATION X
 PRICE    MARKET PRICE    PHOENIX SHARE)    AVERAGE MARKET PRICE)    PHOENIX SHARE)    AVERAGE MARKET PRICE)
-------  -------------- ------------------- ---------------------- ------------------- ----------------------
$40.00      $35.625           0.0207               $0.8295               0.0221               $0.8821
$38.75      $ 35.00           0.0211               $0.8179               0.0224               $0.8698
$37.50      $34.375           0.0215               $0.8059               0.0229               $0.8570
$36.25      $ 33.75           0.0219               $0.7935               0.0233               $0.8438
$35.00      $ 33.75           0.0219               $0.7661               0.0233               $0.8147
$33.75      $ 33.75           0.0219               $0.7388               0.0233               $0.7856
$32.50      $ 32.50           0.0227               $0.7388               0.0242               $0.7856
$31.25      $ 31.25           0.0236               $0.7388               0.0251               $0.7856
$30.00      $ 30.00           0.0246               $0.7388               0.0262               $0.7856
$28.75      $ 28.75           0.0257               $0.7388               0.0273               $0.7856
$27.50      $ 27.50           0.0269               $0.7388               0.0286               $0.7856
$26.25      $ 26.25           0.0281               $0.7388               0.0299               $0.7856
$25.00      $ 26.25           0.0281               $0.7036               0.0299               $0.7482
$23.75      $ 26.25           0.0281               $0.6684               0.0299               $0.7108
$22.50      $25.625           0.0288               $0.6487               0.0307               $0.6898

-------------------------------------------------------------------------------

  Table of Illustrative Values of Contingent Cash Consideration. The following Table 2 illustrates the value of the Contingent Cash Consideration, assuming that the Aggregate Number is 36,277,291 and the Contingent Cash Consideration multiplied by the Aggregate Number is within a range from zero to $4,000,000 at the time the Contingent Cash Consideration, if any, is paid. THE VALUES OF THE CONTINGENT CASH CONSIDERATION SHOWN IN THE FOLLOWING TABLE 2 ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT THE ACTUAL AMOUNT PER SHARE OF PHOENIX COMMON STOCK THAT MIGHT BE REALIZED BY ANY PHOENIX STOCKHOLDER ON OR AFTER THE CONTINGENT CASH CONSIDERATION DATE. THE VALUES ILLUSTRATED ARE NOT VALUES AS OF THE CLOSING DATE BUT ARE VALUES AS OF THE TIME THE CONTINGENT CASH CONSIDERATION, IF ANY, IS PAID. IN ADDITION, THE RIGHT TO RECEIVE THE CONTINGENT CASH CONSIDERATION IS PERSONAL TO EACH PHOENIX STOCKHOLDER OF RECORD IMMEDIATELY PRIOR TO THE EFFECTIVE TIME OF THE MERGER, AND ACCORDINGLY THE PRESENT VALUE, IF ANY, OF SUCH RIGHT CANNOT BE REALIZED BY THE ASSIGNMENT, SALE OR OTHER TRANSFER OF SUCH RIGHT UNLESS QWEST, IN ITS SOLE DISCRETION, AGREES TO PERMIT AND RECORD SUCH ASSIGNMENT, SALE OR OTHER TRANSFER. IT IS HIGHLY UNCERTAIN WHETHER OR WHEN ANY CONTINGENT CASH CONSIDERATION WILL BE PAID TO THE PHOENIX STOCKHOLDERS PURSUANT TO THE TERMS OF THE MERGER AGREEMENT. ACCORDINGLY, FOR THE PURPOSES OF DECIDING WHETHER TO VOTE TO APPROVE AND AUTHORIZE THE MERGER AGREEMENT AND THE MERGER, IT IS APPROPRIATE FOR THE PHOENIX STOCKHOLDERS TO CAREFULLY CONSIDER WHAT VALUE, IF ANY, TO ASSIGN TO THE RIGHT TO RECEIVE THE CONTINGENT CASH CONSIDERATION.

                                    TABLE 2

             ILLUSTRATIVE VALUES OF CONTINGENT CASH CONSIDERATION
                      (PER SHARE OF PHOENIX COMMON STOCK)

                 ILLUSTRATIVE AMOUNT OF AGGREGATE CONTINGENT CASH CONSIDERATION
                 --------------------------------------------------------------
                  $0    $1,000,000   $2,000,000   $3,000,000   $4,000,000
                 ----------------------------------------------------------
Contingent Cash
 Consideration:   $0    $0.0276      $0.0551      $0.0827      $0.1103
                 ----------------------------------------------------------

  Table of Illustrative Values of Merger Consideration. The following Table 3 illustrates the total value of the Merger Consideration based upon (i) the various illustrative values of the Stock Consideration issuable in the Merger, as shown for purposes of illustration in Table 1 above and (ii) the various amounts of the Contingent Cash Consideration, as shown for purposes of illustration in Table 2 above. The illustrative values of the Merger Consideration shown in the following Table 3 have been calculated by adding certain illustrative values of Stock Consideration that were selected from Table 1 to the illustrative values of Contingent Cash Consideration shown in Table 2. The values of Stock Consideration were reflected from Table 1 for illustrative purposes only, and without any intention of suggesting that any one possible value or selection of possible values is any more or less likely to be realized in the Merger than any other possible value or selection of possible values. In general, the total value of the Merger Consideration increases as the Stock Consideration and the Contingent Cash Consideration increase, and the total value of the Merger Consideration decreases as the Stock Consideration and the Contingent Cash Consideration decrease. There is no necessary relationship between the Stock Consideration and the Contingent Cash Consideration, and one component of the Merger Consideration (i.e., the Stock Consideration or the Contingent Cash Consideration) may increase or decrease by an amount that is offset, in whole or in part, by a decrease or an increase in the value of the other component. THE VALUES OF THE MERGER CONSIDERATION SHOWN IN THE FOLLOWING TABLE 3 ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT THE ACTUAL AMOUNT PER SHARE OF PHOENIX COMMON STOCK THAT MIGHT BE REALIZED BY ANY PHOENIX STOCKHOLDER ON OR AFTER THE CLOSING DATE AND THE CONTINGENT CASH CONSIDERATION DATE, AS DESCRIBED IN THE BOLD SENTENCES PRIOR TO EACH OF THE PREVIOUS TWO ILLUSTRATIVE TABLES. THE VALUE OF THE STOCK CONSIDERATION IS CALCULATED AS OF THE EFFECTIVE TIME (BASED ON THE AVERAGE MARKET PRICE OF QWEST COMMON STOCK AS OF THE EFFECTIVE TIME) AND THE CONTINGENT CASH CONSIDERATION IS CALCULATED AS OF THE DATE OF PAYMENT. IT IS HIGHLY UNCERTAIN WHETHER OR WHEN ANY CONTINGENT CASH CONSIDERATION WILL BE PAID TO THE PHOENIX STOCKHOLDERS PURSUANT TO THE TERMS OF THE MERGER AGREEMENT. ACCORDINGLY, FOR THE PURPOSES OF DECIDING WHETHER TO VOTE TO APPROVE AND AUTHORIZE THE MERGER AGREEMENT AND THE MERGER, IT IS APPROPRIATE FOR THE PHOENIX STOCKHOLDERS TO CAREFULLY CONSIDER WHAT VALUE, IF ANY, TO ASSIGN TO THE RIGHT TO RECEIVE THE CONTINGENT CASH CONSIDERATION. PHOENIX STOCKHOLDERS WHO ELECT TO ASSIGN NO VALUE TO THE RIGHT TO RECEIVE THE CONTINGENT CASH CONSIDERATION SHOULD DISREGARD THE ILLUSTRATIVE VALUES SHOWN IN TABLE 2 ABOVE AND IN THE FOLLOWING TABLE 3 AND SHOULD ASSUME THAT TABLE 1 ABOVE, WHICH ILLUSTRATES THE VALUES OF THE STOCK CONSIDERATION, ALSO ILLUSTRATES THE VALUES OF THE ENTIRE MERGER CONSIDERATION.

                                    TABLE 3

                  ILLUSTRATIVE VALUES OF MERGER CONSIDERATION
                      (PER SHARE OF PHOENIX COMMON STOCK)

                                ILLUSTRATIVE VALUES OF CONTINGENT CASH CONSIDERATION(2)
ILLUSTRATIVE VALUES OF STOCK  ------------------------------------------------------------
      CONSIDERATION(1)            $0        $0.0276     $0.0551     $0.0827     $0.1103
----------------------------  ----------- ------------------------------------------------
$0.8821...........            $    0.8821 $    0.9097 $    0.9372 $    0.9648 $    0.9924
$0.8570...........            $    0.8570 $    0.8846 $    0.9121 $    0.9397 $    0.9673
$0.8438...........            $    0.8438 $    0.8714 $    0.8989 $    0.9265 $    0.9541
$0.8295...........            $    0.8295 $    0.8570 $    0.8846 $    0.9122 $    0.9397
$0.8059...........            $    0.8059 $    0.8335 $    0.8610 $    0.8886 $    0.9162
$0.7934...........            $    0.7934 $    0.8210 $    0.8486 $    0.8762 $    0.9037
$0.7856...........            $    0.7856 $    0.8132 $    0.8407 $    0.8683 $    0.8959
$0.7388...........            $    0.7388 $    0.7663 $    0.7939 $    0.8215 $    0.8490
$0.7108...........            $    0.7108 $    0.7384 $    0.7659 $    0.7935 $    0.8211
$0.6898...........            $    0.6898 $    0.7174 $    0.7449 $    0.7725 $    0.8001
$0.6684...........            $    0.6684 $    0.6960 $    0.7235 $    0.7511 $    0.7787
$0.6487...........            $    0.6487 $    0.6762 $    0.7038 $    0.7314 $    0.7589

--------
1. Illustrative values of Stock Consideration are derived from Table 1 above, which illustrates the value of the Stock Consideration issuable in the Merger based upon the assumptions stated therein with respect to the
   Average Market Price of Qwest Common Stock and the Acquisition Value. The illustrative values were reflected from the two columns entitled "Illustrative Values of Stock Consideration" in Table 1 above under the more general headings "Illustrative Acquisition Value = $26,800,000" and "Illustrative Acquisition Value = $28,500,000," respectively.
2. Illustrative values of Contingent Cash Consideration are derived from Table 2 above, which illustrates the value of the Contingent Cash Consideration, if any, paid promptly following the Contingent Cash Consideration Date based upon the assumptions stated therein.
-------------------------------------------------------------------------------

  Fractional Shares. No fractional shares of Qwest Common Stock will be issued in the Merger. In lieu of any such fractional shares, each holder of Phoenix Capital Stock who otherwise would be entitled to receive a fractional share of Qwest Common Stock pursuant to the Merger Agreement will be paid an amount in cash, without interest, in an amount equal to such fractional part of (i) the closing price of a share of Qwest Common Stock on the Closing Date or (ii) the aggregate net sale proceeds of Excess Shares sold by the Exchange Agent following the Effective Time. "Excess Shares" means the excess of (A) the number of whole shares of Qwest Common Stock delivered to the Exchange Agent by Qwest pursuant to Section 1.1(a) of the Merger Agreement over (B) the aggregate number of whole shares of Qwest Common Stock to be distributed to holders of Phoenix Capital Stock pursuant to Section 1.1(d) of the Merger Agreement.

  Certificate of Incorporation and Bylaws. The Merger Agreement provides that the certificate of incorporation and bylaws of Qwest Subsidiary as in effect immediately prior to the Effective Time will become the certificate of incorporation and bylaws, respectively, of the Surviving Corporation.

  Directors and Officers. The Merger Agreement provides that at the Effective Time, the board of directors and officers of Qwest Subsidiary will be the initial board of directors and initial officers, respectively, of the Surviving Corporation. Phoenix shall obtain resignations from each of its directors and officers effective at or immediately following the Effective Time. AS A RESULT, THE DIRECTORS ELECTED AT THE PHOENIX ANNUAL MEETING WILL NOT BE DIRECTORS OF THE SURVIVING CORPORATION AFTER THE EFFECTIVE TIME.

  Effective Time of the Merger. Following receipt of all required approvals and satisfaction or waiver of the other conditions to the Merger, the Merger will become effective at such time as a certificate of merger is duly filed with the Secretary of State of the State of Delaware by Qwest Subsidiary and Phoenix or at such later time as is specified in such certificate of merger.

  Exchange of Certificates. At the Effective Time, all shares of Phoenix capital stock (other than any shares of Phoenix capital stock held by Dissenting Holders or by any of Phoenix, Qwest, Qwest Subsidiary and their respective wholly-owned subsidiaries (other than shares held in trust)) will cease to be outstanding and will be converted into the right to receive the Merger Consideration. From and after the Effective Time, holders of a certificate or certificates that immediately before the Effective Time represented shares of Phoenix capital stock will have no right to vote or to receive any dividends or other distributions with respect to any shares of Phoenix capital stock that were theretofore represented by such certificates, other than any dividends or other distributions payable to holders of record as of a date prior to the Effective Time, and will have no other rights in respect thereof other than as provided in the Merger Agreement or by law. If, after the Effective Time, certificates are presented to the Surviving Corporation, they will be cancelled and exchanged for Merger Consideration. Until surrendered in accordance with the provisions of Section 1.1(d) of the Merger Agreement, each certificate (other than certificates representing shares of Phoenix capital stock held by Dissenting Holders or by any of Phoenix, Qwest, Qwest Subsidiary and their respective wholly-owned subsidiaries) will represent for all purposes the right to receive only (1) certificates representing the number of whole shares of Qwest Common Stock into which such shares will have been converted pursuant to Section 1.1(a) of the Merger Agreement (the "Qwest Certificates"), without interest, (2) the Contingent Cash Consideration per share of Phoenix Common Stock, without any additional interest, (3) certain dividends and other distributions in accordance with Section 1.1(e) of the Merger Agreement, without interest, and
(4) cash in lieu of fractional shares of Qwest Common Stock in accordance with
Section 1.1(g) of the Merger Agreement, without interest. Holders of unsurrendered certificates will have no right to vote with respect to shares of Qwest Common Stock into which shares of Phoenix Common Stock represented by such certificates will have been converted pursuant to Section 1.1(a) of the Merger Agreement.

  Dissenting Shares. Notwithstanding anything in the Merger Agreement to the contrary, shares of Phoenix Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by a stockholder who has the right (to the extent such right is available by law) to demand and receive payment of the fair value of such holder's stock pursuant to Section 262 will not be converted into the right to receive the Merger Consideration (unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such right under the DGCL, as the case may be), but the holder thereof shall only be entitled to such rights as are granted by Delaware law. If such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right, such holder's shares of Phoenix Common Stock shall thereupon be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration (without any interest thereon). If the holder of any shares of Phoenix Common Stock shall become entitled to receive payment for such shares pursuant to Section 262, then such payment shall be made by the Surviving Corporation.

  Payment of Contingent Cash Consideration. Promptly following the Contingent Cash Consideration Date, Qwest will pay to each Phoenix Stockholder whose shares of Phoenix Common Stock are converted into the right to receive the Merger Consideration pursuant to the Merger Agreement, the Contingent Cash Consideration for each such share of Phoenix Common Stock, without any additional interest.

  Termination of Stock Options, Warrants and Other Rights. Prior to the Effective Time, Phoenix will cancel or otherwise terminate, without cost or other liability to any of Phoenix, Qwest, Qwest Subsidiary and any other person, all of the stock options and warrants, and all rights of participants in any stock option, stock purchase, stock appreciation rights, phantom stock, restricted stock or other Phoenix employee plan, that shall not have been exercised or exchanged on or before the business day preceding the Closing Date, in each case on terms approved by Qwest and Qwest Subsidiary; provided that, (1) Phoenix Series F Warrants exercisable for no more than 275,000 shares of Phoenix Common Stock in the aggregate, (2) Phoenix Sunrise Warrants exercisable for no more than 103,333 shares of Phoenix Common Stock in the aggregate and (3) Phoenix AmeriConnect Rights exchangeable for no more than 20,390 shares of Phoenix Common Stock in the aggregate, may remain outstanding after the Closing Date if both (x) Phoenix shall have used commercially reasonably efforts to cause the cancellation or other termination of such Phoenix Series F Warrants and Phoenix Sunrise Warrants and the exchange of such Phoenix AmeriConnect Rights, in each case as the case may be, and (y) only shares of Qwest Common Stock (and no Equity Securities of the Surviving Corporation or any other person) shall be issuable upon the exercise or exchange, as the case may be, of such Phoenix Series F Warrants, Phoenix Sunrise Warrants and Phoenix AmeriConnect Rights after the Effective Time. "Phoenix Series F Warrants" means the Warrants issued by Phoenix in connection with the issuance of the Series F Convertible Preferred Stock, par value $.001 per share, of Phoenix. "Phoenix Sunrise Warrants" means the Warrants issued by Phoenix in connection the Settlement Agreement dated May 27, 1996 among Sunrise Financial Group, Inc., Thomas Bell and Phoenix. "Phoenix AmeriConnect Rights" means the rights of former stockholders of AmeriConnect, Inc. to receive shares of Phoenix Common Stock pursuant to the Amended and Restated Agreement and Plan of Merger dated as of June 14, 1996 among AmeriConnect Inc., Phoenix and Phoenix Merger Corp.

  Listing of Qwest Common Stock on the Nasdaq National Market. In the Merger Agreement, Qwest has agreed to take all action required, if any, to cause the Qwest Common Stock issued in the Merger to be approved for inclusion in NASDAQ National Market, if necessary, subject only to official notice of issuance, and give such notice to the NASD as required, if any, with respect to the Merger Agreement and related transactions.

  Payment of Severance to Messrs. Hammond and Beizer. In the Merger Agreement, Qwest has agreed to pay (or cause to the Surviving Corporation to pay) all amounts then due to Wallace M. Hammond and Jon F. Beizer, respectively, pursuant to their respective employment agreements by reason of the occurrence of a change of control (as defined therein), subject in each case to all necessary withholdings, and Qwest has also agreed to pay, or cause the Surviving Corporation to pay, all reasonable out-of-pocket costs, fees and expenses of such persons (including, without limitation, the reasonable fees and disbursements to counsel and the expenses of litigation) incurred by them in connection with collecting such amounts.

  Representations and Warranties. The Merger Agreement contains various representations and warranties of Phoenix, Qwest and Qwest Subsidiary. In the Merger Agreement, Phoenix represents and warrants as to: (i) corporate existence and power; (ii) due authorization of the Transaction Documents (as defined in the Merger Agreement) and non-contravention with organizational documents and laws; (iii) receipt of approvals; (iv) binding effect; (v) financial information; (vi) absence of certain changes or events; (vii) taxes;
(viii) undisclosed liabilities; (ix) litigation; (x) compliance with regulations; (xi) licenses; (xii) employee matters; (xiii) capitalization;
(xiv) subsidiaries; (xv) property; (xvi) securities; (xvii) proprietary rights; (xviii) insurance; (xix) debt; (xx) environmental matters; (xxi) books and records; (xxii) material contracts; (xxiii) restrictions on business activities; (xxiv) transactions with affiliates; (xxv) certain financial matters; (xxvi) misstatements; (xxvii) SEC documents; (xxviii) approval by Phoenix Board; (xxix) required vote of the stockholders of Phoenix; (xxx) Business Combination Transactions (as defined in the Merger Agreement); (xxxi) the occurrence of an event constituting a Material Adverse Effect (as defined in the Merger Agreement); (xxxii) fees for financial advisors, (xxxiii) brokers and finders; (xxxiv) ownership of Qwest Common Stock; (xxxv) anti-takeover provisions; and (xxxvi) certain continuing representations and warranties.

  The Merger Agreement also includes representations and warranties by each of Qwest and Qwest Subsidiary as to: (i) corporate existence and power; (ii) due authorization of the Transaction Documents and non-contravention with organizational documents and laws; (iii) receipt of approvals; (iv) binding effect; (v) financial information; (vi) absence of certain changes or events;
(vii) litigation; (viii) compliance with regulations; (ix) capitalization; (x) SEC documents; (xi) this Proxy Statement/Prospectus; (xii) the Registration Statement; (xiii) certain other information; (xiv) ownership of Phoenix capital stock; (xv) misstatements; and (xvi) certain continuing representations and warranties.

  Certain Covenants of the Parties. In the Merger Agreement each of Phoenix, Qwest and Qwest Subsidiary has agreed to (i) preserve and maintain its corporate existence and good standing; (ii) comply with all material legal and regulatory requirements, including, without limitation, requirements relating to the Hart-Scott-Rodino Act; (iii) use its best efforts to satisfy the conditions to the Merger; (iv) notify the other parties of a breach of a representation or warranty or a failure of a condition, covenant or agreement;
(v) coordinate press releases and public filings with the other parties; (vi) use reasonable efforts to cause the Merger to qualify as a tax-free reorganization; (vii) keep certain information confidential (this covenant will continue indefinitely); (viii) cause all information filed with the Commission to be not materially misleading; (ix) take such further action reasonably requested by any other party in furtherance of the consummation of the transactions contemplated by the Merger Agreement; and (x) prepare and file with the Commission this Proxy Statement/Prospectus and the Registration Statement.

  In the Merger Agreement, Phoenix has agreed that it will, and will cause its subsidiaries to, (i) take all action to cause Phoenix Common Stock to continue to be listed on the American Stock Exchange; (ii) keep adequate books and records; (iii) preserve its material properties; (iv) conduct its business in the ordinary course; (v) maintain its insurance policies; (vi) file all tax returns and pay all taxes and assessments as they come due; (vii) furnish to Qwest and Qwest Subsidiary (a) prompt notice of an event that does or could reasonably constitute a Material Adverse Effect or certain other events, (b) monthly, quarterly and annual financial statements, (c) notice of commencement of material litigation, (d) copies of certain reports and public filings and
(e) certain other information; (viii) obtain releases and resignations from the officers and directors of each of Phoenix and its Subsidiaries; (ix) provide to Qwest and Qwest Subsidiary a list of, and certain other information relating to, "affiliates" of Phoenix within the meaning of Rule 145 of the Securities Act; (x) cancel or otherwise terminate all stock options, warrants and other rights (other than certain limited warrants and other rights); (xi) recognize and otherwise give effect to the proxies given to Qwest pursuant to the Voting Agreements; (xii) take certain action with respect to and hold the Phoenix Annual Meeting; (xiii) take certain action with respect to customers; and (xiv) to the extent there are any Dissenting Holders (as defined below), cause the number of shares of Phoenix Common Stock with respect to which appraisal rights are perfected to be equal to or less than 5.25% of the Aggregate Number.

  In addition, Phoenix has agreed that it will not, and will cause it subsidiaries to not, except with the prior written consent of Qwest and Qwest Subsidiary (which may be granted, withheld, delayed or conditioned in their sole discretion), (i) dissolve any of itself or its Subsidiaries or amend its organizational documents; (ii) issue any shares of capital stock (other than as contemplated by the Merger Agreement); (iii) incur additional indebtedness (other than as contemplated by the Merger Agreement); (iv) incur any liens act permitted by the Merger Agreement; (v) incur certain liabilities other than in the ordinary course; (vi) settle any material litigation; (vii) declare any dividend or make any other payments to persons other than Phoenix or its wholly-owned subsidiaries; (viii) make any capital expenditures other than in the ordinary course; (ix) make any acquisitions, certain other investments or enter into any Business Combination Transaction (other than the Transactions);
(x) enter into certain leases or other similar transactions; (xi) alter any line of business; (xii) enter into any material transaction with an affiliated person or other related entity; (xiii) permit certain events relating to employee benefit plans to occur; (xiv) increase compensation (monetary or otherwise) or benefits to its officers and employees; (xv) employ any new executive officers; (xvi) enter into or amend any collective bargaining agreement; (xvii) change its accounting practices; and (xviii) make any tax election or settle any income tax liability.

  Non-Solicitation. Pursuant to the Merger Agreement, without the consent of Qwest and Qwest Subsidiary, Phoenix has agreed to not, and to not permit any of its officers, directors, employees, financial advisors and other representatives to, (i) enter into any agreement with respect to, or take any other action to effect, any Business Combination Transaction (other than the Transactions) with respect to any of Phoenix and its Subsidiaries; (ii) solicit, initiate or encourage (including, without limitation, by way of furnishing information), or take any other action to facilitate, any inquiry or the making of any proposal to any of Phoenix, its Subsidiaries and its stockholders from any person (other than Qwest, Qwest Subsidiary or any affiliate of, or any person acting in concert with, Qwest or Qwest Subsidiary) which constitutes, or may reasonably be expected to lead to, a proposal with respect to a Business Combination Transaction (other than the Transactions) with respect to any of Phoenix and its Subsidiaries, or endorse any Business Combination Transaction (other than the Transactions) with respect to any of Phoenix and its subsidiaries; or (iii) continue, enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other person any information with respect to the business, properties, operations, prospects or condition (financial or otherwise) of Phoenix and its subsidiaries or any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing.

  Phoenix or the Phoenix Board, as the case may be, is not, however, prohibited from (1) (A) furnishing to any person (other than certain principal stockholders that have entered into Voting Agreements or any other affiliate of, or other person acting in concert with, Phoenix or any such principal stockholder) that has made an unsolicited, bona fide written proposal with respect to a Business Combination Transaction with respect to any of Phoenix and its subsidiaries information concerning Phoenix and its Subsidiaries and the business, properties, operations, prospects or condition (financial or otherwise) of Phoenix and its subsidiaries or (B) engaging in discussions or negotiations with such a person that has made such written proposal with respect to a Business Combination Transaction, (2) following receipt of such written proposal with respect to a Business Combination Transaction, taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act, or (3) following receipt of such written proposal with respect to a Business Combination Transaction, from withdrawing or modifying the Board Approval; provided, however, that Phoenix or the Phoenix Board, as the case may be, (x) will take any action referred to in the preceding clauses
(1) and (3) with respect to such written proposal (a "Superior Proposal") only if such action is consistent with (i) the written opinion, subject only to customary qualifications, of a financial advisor of nationally recognized reputation, taking into account the terms and conditions of such proposed Business Combination Transaction and the Merger, respectively, all other legal, financial, regulatory and other aspects of such proposed Business Combination Transaction and the Merger, respectively, and the identity of the person making such Superior Proposal, that (A) such proposed Business Combination Transaction is reasonably capable of being completed and would, if completed, result in a transaction more favorable to Phoenix and its stockholders from a financial and strategic point of view than is the Merger and (B) financing for such proposed Business Combination Transaction, to the extent required, is then committed and is reasonably capable of being provided by a financial institution or other source able to provide such financing and
(ii) the written opinion of independent counsel for Phoenix that the failure to take such action would result in a substantial risk of liability for a breach by the Phoenix Board of its fiduciary obligations under applicable law,
(y) will furnish to the person making such Superior Proposal any information referred to in the preceding clause (1)(A) only if both (A) Phoenix furnishes such information to Qwest and Qwest Subsidiary, or has previously furnished such information to Qwest or Qwest Subsidiary, and (B) such information is furnished to such person pursuant to a confidentiality agreement no less favorable to Phoenix than the terms of the confidentiality agreement entered into by QCC and Phoenix and dated November 12, 1997 and (z) will take any action referred to in the preceding clauses (1), (2) and (3) only if the Phoenix Board, by written notice delivered to Qwest and Qwest Subsidiary not less than 24 hours prior thereto, informs Qwest and Qwest Subsidiary of its intention to take such action. Phoenix has ceased and caused to be terminated all activities, discussions and negotiations with all persons (other than Qwest, Qwest Subsidiary or any affiliate of, or any person acting in concert with, Qwest or Qwest Subsidiary) conducted on or before the date of the Merger Agreement with respect to any Business Combination Transaction. Phoenix has informed its officers, directors, employees, financial advisors and other representatives of the obligations described in this paragraph. If Phoenix, or any member of the Board of Directors thereof, receives a proposal with respect to a Business Combination Transaction with respect to any of Phoenix and its Subsidiaries, then Phoenix will, by written notice delivered within 24 hours after the receipt of such proposal, inform Qwest and Qwest Subsidiary of the terms and conditions of such proposal and the identity of the person making the proposal with respect to such Business Combination Transaction and will keep Qwest and Qwest Subsidiary generally informed with reasonable promptness of any steps it is taking pursuant to the preceding sentence with respect to such proposal.

  Conditions to the Merger. The respective obligations of each party under the Merger Agreement with respect to the Merger are subject to the satisfaction of each of the following conditions, unless waived by each of the parties that is the beneficiary of the satisfaction of such condition, at or before the
Closing:

    (a) holders of a majority of the outstanding shares of Phoenix Common Stock shall have approved the Merger Agreement and the Merger in accordance with the DGCL and the certificate of incorporation and bylaws of Phoenix;

    (b) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending such effectiveness shall have been issued and remain in effect;

    (c) the shares of Qwest Common Stock issuable in the Merger shall have been approved for inclusion in NASDAQ National Market, if necessary, subject only to official notice of issuance;

    (d) each of Phoenix, its subsidiaries, Qwest and Qwest Subsidiary shall have obtained from each governmental body or other person each approval or taken all actions required to be taken in connection with each approval, and all waiting, review or appeal periods under the Hart-Scott-Rodino Act or otherwise prescribed with respect to each approval shall have terminated or expired, as the case may be, in each case with respect to an approval that is required or advisable on the part of such person for (1) the due execution and delivery by such person of each Transaction Document to which it is or may become a party, (2) the conclusion of the Transactions, (3) the performance by such person of its obligations with respect to the Transactions under each Transaction Document to which it is or may become a party and (4) the exercise by such person of its rights and remedies with respect to the Transactions under each Transaction Document to which it is or may become a party or with respect to which it is or may become an express beneficiary, except in each case referred to in the preceding clauses (1), (2), (3) and (4) where the failure to obtain such approval, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on such person;

    (e) except as disclosed to the other parties, no action, suit, litigation or other proceeding shall be pending against Phoenix, its subsidiaries, Qwest and Qwest Subsidiary or, to their knowledge, threatened against any of them or any other person that, individually or in the aggregate, if determined adversely to any of them, could reasonably be expected to have a Material Adverse Effect on any of Phoenix, its subsidiaries, Qwest and Qwest Subsidiary;

    (f) except as disclosed to the other parties, none of Phoenix, its subsidiaries, Qwest and Qwest Subsidiary (1) is in violation or breach of or default with respect to (A) any regulation of any governmental body or any decision, ruling, order or award of any arbitrator applicable to it or its business, properties or operations or (B) any agreement, indenture or other instrument to which it is a party or by which it or its properties may be bound or affected, (2) would be in violation or breach of or default with respect to any regulation of any governmental body or any decision, ruling, order or award of any arbitrator applicable to it or its business, properties or operations in connection with or as a result of the conclusion of any of the Transactions or (3) has received notice that, in connection with or as a result of the conclusion of any of the Transactions, it is or would be in violation or breach of or default with respect to any regulation of any governmental body or any decision, ruling, order or award of any arbitrator applicable to it or its business, properties or operations, except in each case referred to in the preceding clauses (1), (2) and (3) for violations, breaches or defaults that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on such person;

    (g) except as disclosed to the other parties, since December 31, 1996, no circumstance has existed and no event has occurred that has had, will have or could reasonably be expected to have a Material Adverse Effect on Phoenix and its Subsidiaries;

    (h) each Transaction Document required to be executed and delivered prior to the Effective Time shall have been so executed and delivered by the respective parties thereto;

    (i) the representations and warranties of each other party contained in each Transaction Document to which such other party is a party shall be true and correct in all material respects on and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date;

    (j) each other party shall have performed, in all material respects, all of the covenants and other obligations required by each Transaction Document required to be performed by such other party at or before the Closing;

    (k) Phoenix shall have received an opinion from Grant Thornton LLP, in form and substance reasonably satisfactory to it, and dated the date of the Proxy Statement/Prospectus, to the effect that the Merger will qualify for federal income tax purposes as a reorganization within the meaning of
  Section 368(a) of the Code and that none of Phoenix, its subsidiaries, Qwest and Qwest Subsidiary shall recognize gain or loss for federal income tax purposes as a result of the Merger, other than with respect to any cash paid as a part of the Merger Consideration or paid in lieu of fractional shares of Qwest Common Stock;

    (l) each party shall have received from each other party the following, each dated the Closing Date, in form and substance reasonably satisfactory to the receiving party: (1) a certificate of the Secretary or an Assistant Secretary of such other party with respect to (A) the certificate of incorporation or articles of incorporation, as the case may be, of such other party, (B) the bylaws of such other party, (C) the resolutions of the board of directors of such other party, approving each Transaction Document to which such other party is a party and the other documents to be delivered by it under the Transaction Documents, and (D) the names and true signatures of the officers of such other party who signed each Transaction Document to which such other party is a party and the other documents to be delivered by such other party under the Transaction Documents; (2) a certificate of the President or a Vice President of such other party to the effect that (A) the representations and warranties of such other party contained in the Transaction Documents to which it is a party are true and correct in all material respects as of the Closing Date and (B) such other party has performed, in all material respects, all covenants and other obligations required by the Transaction Documents to which it is a party to be performed by it on or before the Closing Date; (3) certified copies, or other evidence satisfactory to the other parties, of all approvals of all governmental bodies and other persons with respect to such party required under the Merger Agreement; (4) a certificate of the Secretary of State of the State of Delaware, dated as of a recent date, as to the good standing of and payment of taxes by such party and as to the charter documents of such other party on file in the office of such Secretary of State; and (5) with respect to Phoenix, a certificate of the President or a Vice President of Phoenix, relating to U.S. real property; and

    (m) Qwest and Qwest Subsidiary shall have received from Phoenix evidence of the following, in each case in form and substance reasonably satisfactory to Qwest and Qwest Subsidiary and, except as expressly contemplated by this Agreement, without cost or other liability to any of Phoenix, its subsidiaries, Qwest and Qwest Subsidiary and any other person:
  (1) the resignation and general release by, each director and officer of any of Phoenix and its Subsidiaries and the termination of any related employment agreements in connection therewith, in each case effective at or immediately following the Effective Time; (2) a written agreement of each person who is identified as an "affiliate" on the list furnished by the company pursuant to the Merger Agreement, which is substantially in the form attached to the Merger Agreement; (3) the exercise, exchange, cancellation or other termination of all outstanding stock options and warrants and all rights of participants in any stock option, stock purchase, stock appreciation rights, phantom stock, restricted stock or similar Phoenix Employee Plan, in each case on terms approved by Qwest and Qwest Subsidiary, other than such number of Phoenix Series F Warrants, Phoenix Sunrise Warrants and Phoenix AmeriConnect Rights as shall not be required by the Merger Agreement to be cancelled or otherwise terminated; and (4) the receipt by Phoenix at or before the Phoenix Annual Meeting of demands for appraisal pursuant to Section 262 by holders of Phoenix Common Stock with respect to less than the number of shares of Phoenix Common Stock referred to in Section 7.1(n) of the Merger Agreement.

  Indemnification. Pursuant to the Merger Agreement, the Surviving Corporation and its subsidiaries will indemnify, for six years after the Effective Time, each person who on or prior to the date of the Merger Agreement, was a director, officer, employee or agent of any of Phoenix and its Subsidiaries, and the successors and assigns of such person (individually, an "Indemnified Person" and, collectively the "Indemnified Persons"), to the same extent and in the same manner as is now provided in the respective articles of incorporation, certificates of incorporation, bylaws, operating agreements or limited partnership agreements, as applicable, of Phoenix and its Subsidiaries in effect on the date of the Merger Agreement, with respect to any claim or other liability whenever asserted or claimed (an "Indemnified Liability"), based in whole or in part on, or arising before or after the Effective Time in whole or in part out of, any matter existing or occurring at or prior to the Effective Time. The Surviving Corporation will also maintain in effect for not less than six years after the Effective Time the policies of directors' and officers' liability insurance maintained by Phoenix and its Subsidiaries on the date of the Merger Agreement or other policies providing no less coverage. If the aggregate annual premiums for such insurance at any time during such period exceeds 200% of the per annum rate of premiums paid by Phoenix and its subsidiaries for such insurance on the date of the Merger Agreement, the Surviving Corporation will, provide the maximum coverage then available at an annual premium equal to 200% of such rate, and, in addition to the foregoing indemnification, will indemnify the Indemnified Persons for the balance of such insurance coverage on the same terms and conditions as though Qwest were the insurer under those policies.

  Termination. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, before or after approval of the Merger Agreement and the Merger by the stockholders of Phoenix by:

    (1) the agreement of the parties;

    (2) Phoenix, on or after May 31, 1998, if (A) the Closing has not occurred for any reason other than the breach or violation by Phoenix, in any material respect, of any of its representations, warranties, covenants and agreements set forth in the Merger Agreement, (B) there has not occurred an uncured breach or violation by Phoenix, in any material respect, of any of its representations, warranties, covenants and agreements set forth in the Merger Agreement and (C) Phoenix has paid in full to Qwest and Qwest Subsidiary all amounts then owed to Qwest and Qwest Subsidiary pursuant to Section 9.2 of the Merger Agreement, if any;

    (3) Qwest or Qwest Subsidiary, on or after May 31, 1998, if (A) the Closing has not occurred for any reason other than the breach or violation by Qwest or Qwest Subsidiary, in any material respect, of any of their respective representations, warranties, covenants and agreements set forth in the Merger Agreement and (B) there has not occurred an uncured breach or violation by Qwest or Qwest Subsidiary, in any material respect, of any of its representations, warranties, covenants and agreements set forth in the Merger Agreement;

    (4) Phoenix, if (A) a representation, warranty, covenant or agreement of either Qwest or Qwest Subsidiary set forth in the Merger Agreement is breached or violated by Qwest or Qwest Subsidiary, as the case may be, in any material respect, and (B) there has not occurred an uncured breach or violation by Phoenix, in any material respect, of any of its representations, warranties, covenants and agreements set forth in the Merger Agreement and (C) Phoenix has paid in full to Qwest and Qwest Subsidiary all amounts then owed to Qwest and Qwest Subsidiary pursuant to
  Section 9.2 of the Merger Agreement, if any;

    (5) Qwest or Qwest Subsidiary, if (A) any one or more of (i) a representation, warranty, covenant or agreement of Phoenix set forth in the Merger Agreement is breached or violated by Phoenix in any material respect, (ii) there exists or there has occurred an event (other than an Event of Default (as defined) under the Phoenix Credit Facility) that has had, will have or could reasonably be expected to have a Material Adverse Effect on Phoenix and its subsidiaries and (iii) there has occurred an uncured Event of Default (as defined) under the Phoenix Credit Facility and the debt thereunder has become due and payable or the lender thereunder has exercised any rights or remedies in connection therewith and (B) there has not occurred an uncured breach or violation by Qwest or Qwest Subsidiary, in any material respect, of any of its representations, warranties and covenants set forth in the Merger Agreement;

    (6) Phoenix, if the stockholders of Phoenix have not approved the Merger Agreement and the Merger at the Phoenix Annual Meeting, or any adjournment thereof, and Phoenix has paid in full to Qwest and Qwest Subsidiary all amounts then owed to Qwest and Qwest Subsidiary pursuant to Section 9.2 of the Merger Agreement, if any;

    (7) Qwest or Qwest Subsidiary, if the stockholders of Phoenix have not approved the Merger Agreement and the Merger at the Phoenix Annual Meeting, or any adjournment thereof;

    (8) Qwest or Qwest Subsidiary, if Phoenix or the Phoenix Board (A) have authorized, recommended or proposed (or publicly announced its intention to authorize, recommend or propose) an agreement with respect to a Business Combination Transaction (other than the Transactions) with respect to any of Phoenix and its Subsidiaries, (B) have recommended that the stockholders of Phoenix accept or approve any such Business Combination Transaction or
  (C) within the time period contemplated by Rule 14e-2 under the Exchange Act, have failed to publicly confirm the Board Approval and recommend against the acceptance by the stockholders of Phoenix of any tender offer or exchange offer that, if concluded in accordance with its terms, would constitute or result in a Business Combination Transaction (which failure shall include, without limitation, the determination by the Phoenix Board to take no position with respect to such tender offer or exchange offer);

    (9) Phoenix, if (A) the Phoenix Board has determined that an unsolicited, bona fide proposal made by any person (other than a principal stockholder or an affiliate of, or other person acting in concert with, Phoenix or a principal stockholder) with respect to a Business Combination Transaction with respect to any of Phoenix and its Subsidiaries is a Superior Proposal,
  (B) the Phoenix Board has complied in all material respects with Section 7.2(z) of the Merger Agreement with respect to actions taken or proposed to be taken by Phoenix or the Phoenix Board with respect to such Superior Proposal, (C) Phoenix has notified Qwest and Qwest Subsidiary in writing, in each case not less than three full Business Days in advance of taking such action, of its election to terminate the obligations of the parties under the Merger Agreement for the purpose of recommending that the stockholders of Phoenix accept or approve such Superior Proposal or authorizing, recommending or proposing an agreement with respect to such Superior Proposal, (D) Phoenix and its advisors and representatives have discussed with Qwest and Qwest Subsidiary the modifications to the terms of the Merger Agreement and the other Transaction Documents that would permit Phoenix to conclude the Merger in lieu of concluding such Superior Proposal, (E) at the end of such three business day period the Phoenix Board has determined that such Superior Proposal continues to constitute a Superior Proposal and (F) Phoenix has paid in full to Qwest and Qwest Subsidiary all amounts then owed to Qwest and Qwest Subsidiary pursuant to Section 9.2 of the Merger Agreement; or

    (10) Qwest and Qwest Subsidiary, if there has occurred a Business Combination Transaction (other than the Transactions) with respect to any of Phoenix and its subsidiaries.

  Subsequent Event Fee; Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except (i) Phoenix will pay the costs and expenses of complying with the Hart-Scott-Rodino Act, and (ii) as set forth below.

  Promptly following the termination of the obligations of the parties as set forth in clauses (4) or (5) under "--Termination" above by Phoenix or by Qwest and Qwest Subsidiary, as the case may be, the other party or parties will promptly, but in no event later than three Business Days following receipt of written demand therefor, pay to the party terminating such obligations, as liquidated damages (and not as a fee or a penalty), the amount of $100,000 in the aggregate. If the obligations of the parties are terminated as set forth in clauses (5), (6), (7), (8), (9) or (10) under "--Termination" above and a Business Combination Transaction (other than the Transactions) with respect to any of Phoenix and its Subsidiaries shall occur on or before January 5, 1999, then Phoenix will pay to Qwest not later than the conclusion of such Business Combination Transaction $3,000,000 less any liquidated damages paid by Phoenix to Qwest. In the event of any of the foregoing payments, all reasonable out-of-pocket costs, fees and expenses (including, without limitation, the reasonable fees and disbursements of counsel and the expenses of litigation) incurred in connection with collecting fees, expenses and other amounts due will also be payable by the party making such payments.

  Amendments and Waivers. Under the Merger Agreement, no failure or delay by any party to, or express beneficiary of, any Transaction Document in exercising any right, power or privilege under such Transaction Document will operate as a waiver of the right, power or privilege. A single or partial exercise of any right, power or privilege will not preclude any other or further exercise of the right, power or privilege or the exercise of any other right, power or privilege. The rights and remedies provided in the Transaction Documents will be cumulative and not exclusive of any rights or remedies provided by law. No amendment, modification, termination, or waiver of any provision of any Transaction Document, and no consent to any departure by a party to any Transaction Document from any provision of the Transaction Document, will be effective unless it will be in writing and signed and delivered by the other parties to the Transaction Document, and then it will be effective only in the specific instance and for the specific purpose for which it is given.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following discussion addresses certain federal income tax considerations of the Merger that are generally applicable to holders of Phoenix Common Stock. This discussion reflects the opinion (the "Opinion") of Grant Thornton LLP, advisor to Phoenix, to the effect that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code (a "Reorganization"). The Opinion is based on certain assumptions and representations and is subject to certain limitations and qualifications as noted therein. One such assumption upon which the Opinion is based is that the Average Market Price per share of Qwest Common Stock will not be less than approximately $12.50 as of the Effective Time, which Grant Thornton LLP believes is a reasonable assumption. Another assumption upon which the Opinion is based is that there will be an insignificant number of shares of Phoenix Common Stock that will be exchanged solely for cash as a result of Phoenix Stockholders dissenting to the Merger. If, however, either assumption should prove to be incorrect, the Merger could be a taxable transaction to the Phoenix Stockholders. To the extent the holders of more than an insignificant number of shares of Phoenix Common Stock dissent to the Merger, the Merger could be a taxable transaction to the Phoenix Stockholders even if the Average Market Price per share of Phoenix Common Stock is greater than $12.50 as of the Effective Time.

  Phoenix Stockholders should be aware that the following discussion does not deal with all federal income tax consequences that may result from the Merger, including the survival or availability of any tax attributes or elections of Phoenix as a result of the Merger, and does not deal with all federal income tax considerations that may be relevant to particular Phoenix Stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, or who acquired their Phoenix Common Stock in other compensatory transactions. In addition, the following discussion does not address the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are effected in connection with the Merger). Finally, no foreign, state or local tax considerations are addressed herein. ACCORDINGLY, PHOENIX STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

  The following discussion is based on the interpretation of the applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as of the date hereof. The Internal Revenue Service (the "IRS") is not precluded from adopting a contrary position. In addition, there can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the Merger to Phoenix and the Phoenix Stockholders.

  Subject to the limitations and qualifications referred to herein, and as a result of the Merger qualifying as a Reorganization, the following federal income tax consequences will generally result:

    (a) No gain or loss will be recognized by the Phoenix Stockholders upon the receipt of Qwest Common Stock solely in exchange for Phoenix Common Stock in the Merger (except to the extent of cash received in lieu of fractional shares or cash received on the sale of fractional share interests or cash received by Dissenting Holders (as defined below), if any);

    (b) The aggregate tax basis of the Qwest Common Stock to be received by Phoenix Stockholders in the Merger (including any fractional share of Qwest Common Stock deemed to be received and subsequently redeemed by Qwest) will be the same as the basis of the Phoenix Common Stock surrendered in exchange therefor if only Qwest Common Stock is received;

    (c) The holding period of the Qwest Common Stock received by each Phoenix Stockholder in the Merger will include the period during which the Phoenix Common Stock surrendered in exchange therefor was held, provided that the Phoenix Common Stock so surrendered is held as a capital asset at the Effective Time;

    (d) If cash payments are received by Phoenix Stockholders in lieu of receipt of fractional shares of Qwest Common Stock, such payments will be treated as received in redemption of such fractional shares, subject to the provisions of Section 302 of the Code, as if such fractional share had been issued in the Merger and then redeemed by Qwest for cash (see below for discussion of Section 302 of the Code). If cash is received upon the sale of fractional share interests by an Escrow Agent, the Phoenix Stockholders will be subject to the provisions of Section 1001 of the Code and will recognize gain or loss on the sale, measured by the difference between the amount of cash received and the basis in such fractional share. Any such gain or loss should be capital gain or loss provided that such share of Phoenix Common Stock was held as a capital asset at the Effective Time;

    (e) No gain or loss will be recognized by Phoenix as a result of the Merger; and

    (f) Gain, if any, realized by a Phoenix Stockholder who receives both Qwest Common Stock and Other Consideration (as defined below) (other than cash for fractional share interests) in exchange for his Phoenix Common Stock will be recognized by such Phoenix Stockholder at the time of the Merger, but not in excess of the amount of the Other Consideration received. If the exchange has the effect of the distribution of a dividend within the meaning of Section 302 of the

  Code, then the amount of gain recognized that is not in excess of such Phoenix Stockholder's ratable share of undistributed earnings and profits will be treated as a dividend. The determination of whether the exchange has the effect of the distribution of a dividend will be made on a Stockholder-by-Stockholder basis. Generally, if such an analysis determines that a particular stockholder has had a "meaningful reduction" in his stock holdings, any gain should be treated as gain from the sale or exchange of property. (See Rev. Rul. 93-63, 1993-2 C.B. 118). This determination is made taking into account the constructive stock ownership rules of Section 318 of the Code.

  A maximum of $4,000,000 in cash, plus interest at a rate of 7% per annum, compounded annually, may be received by the Phoenix Stockholders promptly following the Contingent Cash Consideration Date. Qwest currently intends to take into account, for federal income tax purposes, (i) a payment equal to the fair market value of the obligation to pay the Contingent Cash Consideration at the time of the Merger (such amount is referred to herein as the "Other Consideration"), (ii) an amount of interest that will accrue annually on the Other Consideration pursuant to the original issue discount ("OID") rules, and
(iii) the remainder of the Contingent Cash Consideration when and if it is paid (or it is determined that no payment is due). The precise timing of the taxation, and the amounts that will ultimately be subject to tax, will depend on facts in existence at the time of the Merger and to what extent any Contingent Cash Consideration is ultimately paid. Moreover, depending on the facts in existence at the time of the Merger, Qwest may change its method of reporting the Contingent Cash Consideration, and may do so without providing notice to the Phoenix Stockholders.

  Based on Qwest's current intended treatment of the Contingent Cash Consideration, each Phoenix Stockholder may be required to take into account their share of the Other Consideration and will recognize interest income annually on this amount under the OID rules, even though, in each case, such Phoenix Stockholder has not actually received any cash payments.

  Any amount of Contingent Cash Consideration paid in excess of the amount that was anticipated in determining the amount of OID interest to be accrued (the "Expected Amount") will be treated as additional interest income by the Phoenix Stockholders at the time of payment.

  If the amount ultimately paid is less than the Expected Amount, the difference represents a negative adjustment, which will first reduce interest accruals for the current year, then is treated as an ordinary loss to the extent it does not exceed the total OID interest included in prior years with respect to the Other Consideration. To the extent the negative adjustment exceeds the cumulative interest inclusions at the date of the negative adjustment, it will reduce the Phoenix Stockholders' amount realized with respect to the Contingent Cash Consideration obligation.

  The interest recognized by the Phoenix Stockholders will be treated as ordinary income taxable at a maximum federal rate of 39.6% for individuals and 35% for corporations.

  THE TIMING OF THE TAXATION AND THE EFFECT ON STOCK BASIS OF THE CONTINGENT CASH CONSIDERATION INVOLVE FACTUAL DETERMINATIONS RESPECTING THE VALUE OF THE RIGHT TO RECEIVE SUCH CONSIDERATION (WHICH MAY BE UNCERTAIN) AND AREAS OF THE TAX LAW IN WHICH THERE IS NO CLEAR GUIDANCE. CONSEQUENTLY, EACH PHOENIX STOCKHOLDER IS URGED TO DISCUSS THESE MATTERS WITH THEIR OWN TAX ADVISORS.

  If a Phoenix Stockholder is not a "U.S. stockholder," the receipt of the Contingent Cash Consideration may result in withholding of 30% of such amount. Specifically, to the extent the Contingent Cash Consideration is treated as a dividend, it would be subject to a 30% withholding tax, subject to a reduced treaty rate, if applicable. To the extent that any portion of the Contingent Cash Consideration is treated as interest there may also be a 30% withholding tax, subject to a reduced treaty rate, if applicable. For these purposes, the term "U.S. stockholder" means a holder of Phoenix

Common Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any State, (iii) an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States, or (iv) any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

  Neither Qwest nor Phoenix has requested a ruling from the IRS in connection with the Merger. However, Grant Thornton LLP has provided the Opinion confirming the Merger will constitute a Reorganization. The Opinion neither binds the IRS nor precludes the IRS from adopting a contrary position. The Opinion is subject to certain assumptions, exceptions and qualifications and will be based on the truth and accuracy of certain representations of Qwest, Phoenix, Qwest Subsidiary and certain Phoenix Stockholders, including representations contained in certain certificates of the respective managements of Qwest, Phoenix, and certain Phoenix Stockholders.

  A successful IRS challenge to the Reorganization status of the Merger would result in a Phoenix Stockholder recognizing gain or loss with respect to each share of Phoenix Common Stock surrendered equal to the difference between the Stockholder's basis in such share and the fair market value, as of the Effective Time, of the consideration received in exchange therefor. In such event, a Phoenix Stockholder's aggregate basis in the Qwest Common Stock so received would equal its fair market value, and the Phoenix Stockholder's holding period for such stock would begin the day after the Merger.

  Even if the Merger qualifies as a Reorganization, a recipient of shares of Qwest Common Stock would recognize gain to the extent that such shares were considered to be received in exchange for services or property (other than solely for Phoenix Common Stock). All or a portion of such gain may be taxable as ordinary income. Gain would also be recognized to the extent that a Phoenix Stockholder was treated as receiving (directly or indirectly) consideration other than Qwest Common Stock in exchange for the stockholder's Phoenix Common Stock.

  Phoenix Stockholders will be required to attach a statement to their tax returns for the year of the Merger that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the Stockholder's tax basis in the stockholder's Phoenix Common Stock and a description of the Qwest Common Stock received.

  In addition, under the backup withholding rules, a Phoenix Stockholder may be subject to backup withholding at a rate of 31% unless such Phoenix Stockholder (a) is a corporation or comes within certain other exempt categories and when required demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholdings, and otherwise complies with applicable requirements of the backup withholding rules. A Phoenix Stockholder that does not provide Qwest with the correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against a Phoenix Stockholder's income tax liability.

ACCOUNTING TREATMENT OF THE MERGER

  The merger is expected to be accounted for using the purchase method of accounting. Under the purchase method of accounting, the purchase price is allocated to the assets and liabilities acquired based upon the estimated fair values of such assets and liabilities.

APPRAISAL RIGHTS

  Under Section 262 of the DGCL ("Section 262"), Phoenix Stockholders are entitled to appraisal rights in connection with the Merger. If the Merger is consummated, Phoenix Stockholders who hold such shares of record on the date of making a written demand for appraisal as described below,

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continuously hold such shares through the Effective Time and otherwise comply fully with the procedures prescribed in Section 262 will be entitled to a judicial determination of the "fair value" of their shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive from the Surviving Corporation payment of such fair value in cash. It is a condition to the closing of the Merger that the number of shares of Phoenix Common Stock with respect to which demand for appraisal has been received by Phoenix at or before the Phoenix Annual Meeting shall be less than 5.25% of the Aggregate Number.

  Notwithstanding anything to the contrary set forth in this Proxy Statement/Prospectus, shares of Phoenix Common Stock which are outstanding immediately prior to the Effective Time with respect to which appraisal shall have been properly demanded in accordance with Section 262 shall not be converted into the right to receive the Merger Consideration at or after the Effective Time unless and until the holder of such shares withdraws his or her demand for such appraisal or becomes ineligible for such appraisal.

  Under Section 262, not less than 20 days prior to the Phoenix Annual Meeting, Phoenix is required to notify each stockholder eligible for appraisal rights of the availability of such appraisal rights. This Proxy
Statement/Prospectus constitutes notice to Phoenix Stockholders that appraisal rights are available to them.

  The following is a brief summary of the statutory procedures to be followed by a Phoenix Stockholder in order to perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 which is attached hereto as Exhibit E and is incorporated herein by reference. Any Phoenix Stockholder considering demanding appraisal of shares owned is advised to read the full text of
Section 262 contained in Exhibit E and to consult legal counsel.

  If any Phoenix Stockholder elects to exercise such stockholder's appraisal rights, such stockholder must satisfy each of the following conditions:

    (i) A written demand for appraisal of shares of Phoenix Common Stock must be delivered to Phoenix by any holder thereof seeking appraisal before the taking of the vote on the Merger at the Phoenix Annual Meeting. Such demand must reasonably inform Phoenix that the stockholder intends thereby to demand appraisal of his shares. Merely voting against, or failing to vote in favor of, the approval of the Merger Agreement and the Merger will not constitute a demand for appraisal within the meaning of Section 262.

    (ii) Phoenix Stockholders electing to exercise their appraisal rights under Section 262 must not vote for approval of the Merger. A failure to vote will satisfy this condition. If, however, a stockholder votes for approval and authorization of the Merger Agreement and the Merger or returns a signed proxy but does not specify a vote against the approval and authorization of the Merger, or a direction to abstain, the proxy will be voted for the approval and authorization of the Merger, which will have the effect of waiving such stockholder's appraisal rights.

    (iii) Such stockholder must continuously hold such shares of Phoenix Common Stock from the date of the making of the demand through the Effective Time of the Merger.

    (iv) A demand for appraisal must be executed by or for the Phoenix Stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificates. If Phoenix Common Stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Phoenix Common Stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record, so long as the agent identifies the record owner and expressly discloses the fact that, in exercising the demand, such agent is acting as agent for the record holder.

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  A record holder who holds Phoenix Common Stock as a nominee for others may exercise appraisal rights with respect to the shares held for all or fewer than all beneficial owners of shares of Phoenix Common Stock as to which the holder is the record holder. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Phoenix Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the delivery of written demand for appraisal. A demand for appraisal submitted by a beneficial owner who is not the record owner will not be honored.

  If any holder of Phoenix Common Stock fails to comply with any of the conditions of Section 262 and the Merger becomes effective, such stockholder will be entitled to receive the consideration provided for in the Merger Agreement, but will have no appraisal rights with respect to such stockholder's Phoenix Common Stock.

  A holder of Phoenix Common Stock who elects to exercise appraisal rights must mail or deliver the written demand for appraisal to: Phoenix Network, Inc., 13952 Denver West Parkway, Building 53, Golden, Colorado, 80402,
Attention: Corporate Secretary. The written demand for appraisal should specify the stockholder's name and mailing address and the number of shares of Phoenix Common Stock covered by the demand, and should state that the stockholder is thereby demanding appraisal in accordance with Section 262.

  Within ten days after the Effective Time, Phoenix must provide notice as to the date of effectiveness of the Merger to each Phoenix Stockholder who has duly and timely delivered demands for appraisal and otherwise complied with
Section 262 (a "Dissenting Holder").

  Within 120 days after the Effective Time, any Dissenting Holder is entitled, upon written request, to receive from Phoenix a statement setting forth the aggregate number of shares not voted in favor of the Merger and with respect to which demands for appraisal have been received by Phoenix, and the number of holders of such shares. Such statement must be mailed within ten days after the written request therefor has been received by Phoenix.

  Within 120 days after the Effective Time, Phoenix or any Dissenting Holder may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of each share of Phoenix Common Stock. If a petition for an appraisal is timely filed, after a hearing on such petition the Delaware Court of Chancery will determine which holders of Phoenix Common Stock are entitled to appraisal rights and thereafter will appraise the shares of Phoenix Common Stock owned by such stockholders, determining the fair value of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be fair value.

  In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value, the Delaware Court of Chancery and the appraiser may consider "all factors and elements which reasonably might enter into the fixing of value," including "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which were known or which could be ascertained as of the date of merger and which throw any light on future prospects of the merged corporation . . ." The Delaware Supreme Court has construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the

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

product of speculation, may be considered." However, the court noted that
Section 262 provides that fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger."

  Holders of Phoenix Common Stock considering whether to seek appraisal should bear in mind that the fair value of their Phoenix Common Stock determined under Section 262 could be more than, the same as or less than the value of the Merger Consideration to be paid pursuant to the Merger, and that an opinion of an investment banking firm as to fairness from a financial point of view is not necessarily an opinion as to fair value under Section 262 of the DGCL.

  The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and assessed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a Dissenting Holder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any Dissenting Holder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

  A Dissenting Holder who has duly demanded appraisal in compliance with
Section 262 will not, after the Effective Time, be entitled to vote for any purpose the Phoenix Common Stock subject to such demand or to receive payment of dividends or other distributions on such Phoenix Common Stock except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

  At any time within 60 days after the Effective Time, any Dissenting Holder may withdraw his or her demand for appraisal and accept the Merger Consideration to be paid under the Merger Agreement, without interest. After this period, a Dissenting Holder may withdraw his or her demand for appraisal only with the consent of Phoenix. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time of the Merger, Dissenting Holders' rights to appraisal shall cease and they shall be entitled to receive the Merger Consideration to be paid under the Merger Agreement, without interest. Inasmuch as Phoenix has no obligation or intention to file such a petition, any holder of Phoenix Common Stock who desires such a petition to be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any Phoenix Stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

  Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

THE VOTING AGREEMENTS

  Contemporaneously with the execution of the Merger Agreement, Qwest entered into voting agreements and proxies (each such agreement and proxy, a "Voting Agreement") with certain principal stockholders of Phoenix beneficially owning 7,377,139 shares of Phoenix Common Stock in the aggregate, which shares constitute approximately 21% of all outstanding shares of Phoenix Common Stock on the Phoenix Record Date. The form of the Voting Agreements is attached as Exhibit C to this Proxy Statement/Prospectus and is incorporated by reference herein.

  Qwest entered into Voting Agreements with 20 principal stockholders that beneficially own 7,377,139 shares of Phoenix Common Stock in the aggregate. Each such Voting Agreement provides for, among other things, (a) the agreement of such principal stockholder to cause all shares of Phoenix Common Stock beneficially owned by such principal stockholder as of the date of the Merger

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

Agreement to be counted for purposes of determining the existence of a quorum at the Phoenix Annual Meeting, to cause all such shares to be voted against any action or agreement that would result in a breach of the Merger Agreement, impede or delay the conclusion of the Transactions or materially reduce the benefits of the Transactions to Qwest or Qwest Subsidiary and to cause all such shares to be voted to approve the Merger Agreement and the Merger and against any Business Combination Transaction (other than the Transactions) and
(b) grant to Qwest and Qwest Subsidiary of an irrevocable proxy in connection therewith. Each such principal stockholder has agreed in its Voting Agreement not to transfer any shares of Phoenix Common Stock subject to the Voting Agreement. Each Voting Agreement will terminate the day following the termination date under the Merger Agreement; provided that Qwest may by written notice delivered from time to time terminate all or any of its rights under any such Voting Agreement and the proxy granted pursuant thereto.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  In considering the recommendation of the Phoenix Board with respect to the Merger Agreement and the Merger, Phoenix Stockholders should be aware that certain members of Phoenix's management and the Phoenix Board have interests in the Merger that are different from their interests generally as Phoenix Stockholders.

  Upon consummation of the Merger, Wallace M. Hammond, the President and Chief Executive Officer and a director of Phoenix, and Jon Beizer, Senior Vice President and Chief Financial Officer of Phoenix, will be paid severance in the amount of $875,000 (less any amounts paid to Mr. Hammond as salary after January 31, 1998, which is approximately $25,000 per month) and $225,000, respectively, pursuant to the change of control provisions of their respective employment agreements. Upon consummation of the Merger, Mr. Hammond and Mr. Beizer also will be paid approximately $26,538 and $8,759, respectively, in resepct of accrued paid time off pursuant to the terms of their respective employment agreements, and Mr. Hammond will be reimbursed for reasonable relocation expenses in an amount not to exceed $20,000. Phoenix believes that the severance payments to Mr. Hammond and Mr. Beizer may be characterized as "excess parachute payments" under the Code, a portion of which would not be deductible by the Surviving Corporation. To the extent such severance payments constitute an "excess parachute payment," they will be subject to an excise tax of 20% of the amount of the excess parachute payment, in addition to the income tax due on such payment amount.

  In addition, Charles C. McGettigan, a director of Phoenix, is a Managing Director of McGettigan Wick, which had been engaged by Phoenix to provide advice and counsel to the Phoenix Board regarding the financial terms of the then proposed business combination of Phoenix and Midcom. In exchange for such services, McGettigan Wick was to receive a fee of $125,000 only if the business combination with Midcom were consummated. Since the Midcom merger was aborted, Phoenix did not pay such fee to McGettigan Wick. Phoenix has agreed, however, to pay McGettigan Wick $125,000 if the Merger is consummated for past services rendered and for providing advice and counsel to the Phoenix Board regarding the financial terms of the Merger.

  Pursuant to the Merger Agreement and subject to certain limitations, the Surviving Corporation will indemnify each person who was an officer, director, employee or agent of Phoenix against certain liabilities. In addition, the Surviving Corporation will maintain, with certain limitations, policies of directors' and officers' liability insurance comparable to those currently maintained by Phoenix for a period of six years from the Effective Time. See "PLAN OF MERGER--Terms of the Merger Agreement--Indemnification."

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

                               INDUSTRY OVERVIEW

GENERAL

  The telecommunications industry involves the transmission of voice, data and video communications from the point of origination to the point of termination. The industry has been undergoing rapid change due to deregulation, the construction of additional infrastructure and the introduction of new technologies, which has resulted in increased competition and demand for telecommunications services.

  United States Domestic Long Distance. The structure of the domestic long distance telecommunications industry was strongly influenced by a 1982 court decree that required the divestiture by AT&T of its seven RBOCs and divided the country into approximately 200 LATAs that range in size from metropolitan areas to entire states. The seven RBOCs were initially limited to providing local telephone service, access to long distance carriers and "in-region" long distance service (service within a LATA). The right to provide inter-LATA service was initially ceded to AT&T and other long distance carriers, as well as to LECs other than the RBOCs. However, under the Telecommunications Act, the RBOCs may now provide inter-LATA long distance service, subject to certain conditions. See "REGULATION--General Regulatory Environment."

  For each long distance call, the originating and terminating LECs charge the long distance carrier an access fee to carry the call across their local networks. The long distance carrier charges the customer a fee for its transmission of the call, a portion of which consists of the access fees charged by the originating and terminating LECs. To encourage the development of competition in the long distance market, the LECs are required to provide all long distance carriers with access to local exchange service that is "equal in type, quality and price" to that provided to AT&T. These "equal access" and related provisions were intended to prevent preferential treatment of AT&T and to require that the LECs charge the same access fees to all long distance carriers, regardless of their volume of traffic. These provisions, along with the development and evolution of fiber optic technology with its increased capacity and transmission quality, have helped smaller long distance carriers emerge as alternatives to the largest companies for long distance telecommunications services. See "REGULATION--General Regulatory Environment."

  United States International Long Distance. The United States international long distance industry is large and growing. The onset of competition gave rise to deregulation and a decrease in prices, which led to the initial growth in the market and improvements in service offerings and customer service. Subsequent growth has been largely attributable to the worldwide trend toward deregulation and privatization, technological improvements, the expansion of telecommunications infrastructure and the globalization of the world's economies.

  The profitability of the United States international long distance market is principally driven by the difference between settlement rates (i.e., the rates paid to other carriers to terminate an international call) and billed revenue. The difference in cost between providing domestic long distance and international service is minimal, and increased worldwide competition has already brought about certain reductions in settlement rates and end user prices, thereby reducing overseas termination costs for United States-based carriers. However, it is believed that certain foreign countries use settlement rates to subsidize their domestic call rates, contributing to significantly higher rates for certain international calls compared to domestic long distance calls. The FCC recently adopted measures intended to overhaul the system of international settlements by mandating that U.S. carriers negotiate settlement rates with foreign correspondents at or below FCC-mandated benchmark levels. Several parties have filed petitions for reconsideration with the FCC or court appeals or both following this order, so it remains subject to modification. Additionally, recent worldwide trade negotiations may lead to reduced settlement rates. See "REGULATION--General Regulatory Environment."

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

  Multi-media. Continuing developments in multimedia applications are bringing new entrants to the telecommunications market. Internet service providers and cable television, entertainment and data transmission companies, for instance, are potential customers for voice, data and video communications over high bandwidth networks such as the Qwest Network.

LONG DISTANCE NETWORK SERVICES

  Switched voice and data services originate and terminate with end users and require varying amounts of bandwidth, depending on the nature of the communication. Traditional telephony services such as "1 Plus" dialing require only limited bandwidth (such as 64 Kbps). Emerging broadband services, such as the Internet, private networks and multimedia applications, require higher bandwidth for effective communication. Such services are increasingly transmitted over SONET ring-protected Optical Carrier level paths (such as OC-48 or OC-192) using advanced transmission protocols, such as Frame Relay and ATM.

  The following diagram illustrates the typical layout of a broadband services network.

                        [DIAGRAM APPEARS HERE]


TELECOMMUNICATIONS TECHNOLOGY

  The market for video, voice and data communications is served primarily through fiber optic and coaxial copper cables, microwave systems and satellites. Before the 1980s, telecommunications traffic generally was transmitted through satellites, microwave radio or copper cable installed undersea or buried in the ground. By 1990, copper cable had been largely replaced by fiber optic systems that provided greater capacity at lower cost with higher quality and reliability.

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

    . Fiber Optic Systems. Fiber optic systems use laser-generated light to transmit voice, data and video in digital format through ultra-thin strands of glass. Fiber optic systems are characterized generally by large circuit capacity, good sound quality, resistance to external signal interference and direct interface to digital switching equipment or digital microwave systems. A pair of modern fiber optic strands, using the most advanced technology commercially available, is capable of carrying OC-192 level capacity, equal to over 129,000 simultaneous telephone calls. Because fiber optic signals disperse over distance, they must be regenerated/amplified at sites located along the fiber optic cable. Fiber optic systems using earlier generation fiber, as compared to the more advanced fiber being installed in the Qwest Network, require frequent intervals between regeneration/amplifier sites, typically between 20 and 45 miles. Qwest's advanced fiber allows for greater distances between regeneration/amplifier sites, and the Qwest Network is designed to use a maximum of 60-mile intervals. Greater distances between regeneration/amplifier sites generally translate into substantially lower installation and operating costs.

    . Microwave Systems. Although limited in capacity compared with fiber optic systems, digital microwave systems (such as Qwest's Microwave System) offer an effective and reliable means of transmitting lower volume and narrower bandwidths of voice, data and video signals. Generally no more than 21 DS-3s can be transmitted by microwave between two antennae. Microwaves are very high frequency radio waves that can be reflected, focused and beamed in a line-of-sight transmission path. Because of their electro-physical properties, microwaves can be used to transmit signals through the air, with relatively little power, in much the same way that electrical signals are transmitted through a copper wire. To create a communications circuit, microwave signals are transmitted through a focusing antenna, received by an antenna at the next station in the network, then amplified and retransmitted. Microwaves disperse as they travel through the air, and as a result this transmission process must be repeated at repeater stations, which consist of radio equipment, antennae and back-up power sources, located on average every 22 miles along the transmission network.

    . Satellite Systems. Although satellites initially were used for point-to-point long distance telephone and television transmissions, fiber optic cables have proven to be a more cost effective delivery method for high volume point-to-point applications. Currently, satellites are primarily used for transmissions that must reach many locations over vast distances simultaneously, such as the distribution of television programming, for point-to-point traffic in developing countries lacking terrestrial networks and for other point-to-point traffic that cannot be connected efficiently or cost-effectively by terrestrial transmission systems.

TELECOMMUNICATIONS MARKETS

  AT&T, MCI, Sprint and WorldCom together constitute what are generally referred to as the "Tier 1" companies in the long distance market.

  Long distance companies may generally be categorized as "facilities-based" carriers and "nonfacilities-based" carriers. The four Tier 1 companies are facilities-based carriers because each operates a network principally using its own transmission facilities and extensive geographically dispersed switching equipment. The completed Qwest Network would enable Qwest to become this type of facilities-based carrier generally. All of the Tier 1 carriers, including AT&T, lease some of their transmission facilities from other carriers to back up their service routing, augment areas where they may have traffic bottlenecks or cover a particular geographic area not covered by their own networks.

  Medium-sized long distance companies, some with national capabilities, constitute the "Tier 2" companies in the long distance market. Certain Tier 2 carriers are known as "partial facilities-based" carriers in that they own some of their own transmission facilities but operate using mostly leased facilities. However, most Tier 2 carriers are nonfacilities-based carriers in that they lease all of their

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

transmission facilities. Tier 2 carriers design, manage and operate their own networks just as the Tier 1 carriers, but generally on a smaller regional scale, focusing on selling traffic originating in their target geographic area. These carriers are also generally referred to as "switch-based" or "switched" because they typically operate their own switches. Some of these carriers lease high volume DS-3 capacity and resell lower volume DS-1 capacity to other carriers at higher unit prices. DS-3 level capacity is generally only sold by carriers that own facilities on the route on which the service is sold.

  The "Tier 3" carriers, often called "switchless" resellers, neither operate networks nor own facilities, but rather resell "minutes" of service which they purchase from other carriers. These companies, which vary significantly in size, are primarily sales and marketing companies that generate their margins by buying in large volumes to obtain a low price per minute from switch-based carriers and reselling at higher prices. These companies may receive an invoice from their underlying carrier and bill the end user or, in some cases, the underlying carrier may bill the end user directly. The barriers to entry into this segment of the long distance market are minimal and there are currently numerous Tier 3 companies providing long distance services. As its business increases, a Tier 3 company may install its own switch and move into the Tier 2 category.

  Operator services companies concentrate on providing operator services and other communications services to the long distance industry, private pay phone operators, prisons and credit card companies. These carriers also manage their own networks and switching networks and switching equipment while leasing virtually all of their facilities.

  Competition in the retail long distance industry is based upon pricing, customer service, network quality and valued-added services, creating opportunities for smaller long distance providers. Sales efforts of long distance companies focus increasingly on telemarketing and the use of independent contractors rather than full-time employees. This has created an opportunity for smaller companies to compete in certain segments of the long distance market, and many of them are quickly able to build sizable customer bases on the strength of their marketing efforts and distribution channels.

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

                               BUSINESS OF QWEST

  Qwest is a facilities-based provider of multi-media communications services to interexchange carriers and other communications entities, businesses and consumers, and it constructs and installs fiber optic communications systems for interexchange carriers and other communications entities, as well as for its own use. Qwest is expanding its existing long distance network into the Qwest Network, an approximately 16,000 route mile coast-to-coast, technologically advanced, fiber optic telecommunications network. Qwest will employ, throughout substantially all of the Qwest Network, a self-healing SONET four-fiber ring architecture equipped with the most advanced commercially available fiber and transmission electronics manufactured by Lucent and Nortel, respectively. The Qwest Network's advanced fiber and transmission electronics are expected to provide Qwest with lower installation, operating and maintenance costs than older fiber systems in commercial use today. In addition, Qwest has entered into construction contracts for the sale of dark fiber along the route of the Qwest Network, which will reduce Qwest's net cost per fiber mile with respect to the fiber it retains for its own use. As a result of these cost advantages, Qwest believes it will be well-positioned to capture market share and take advantage of the rapidly growing demand for long haul voice and data transmission capacity.

  The executive offices of Qwest Communications International Inc., a Delaware corporation, are located at 555 Seventeenth Street, Suite 1000, Denver, CO 80202, and its telephone number is (303) 291-1400. Qwest's web site is http://www.qwest.net.

RECENT DEVELOPMENTS

  Qwest has entered into a long-term contract to provide Apex Global Internet Services, Inc. ("AGIS") approximately 10,000 route miles of OC-48 capacity over at least 20 years for a contract net present value of approximately $260 million. As part of the consideration, Qwest will receive 19.99% of the common stock of AGIS and will have a seat on the AGIS board of directors. Qwest will receive the consideration for the capacity in the early years of the contract plus monthly operations and maintenance fees over the term of the agreement. Under the terms of the contract, the companies will enter into a joint marketing arrangement to expand their product and service offerings to include IP telephony, video conferencing, ATM and frame relay services. AGIS, founded in 1994, provides Internet access to users via its extensive customer base of RBOCs, content providers, large corporations and ISPs.

  In October 1997, Qwest and NEWSUPERNET ("NSN") consummated an agreement whereby Qwest acquired from NSN all of the issued and outstanding shares of capital stock of NSN's then wholly-owned subsidiary, SuperNet, Inc. ("SuperNet"), and the capital stock of SuperNet issued at the closing of the acquisition, for $20.0 million in cash. The acquisition was accounted for using the purchase method of accounting. SuperNet is a regional ISP in the Rocky Mountain region that offers Internet services ranging from metered dial-in access to Internet-based data management and hosting services. SuperNet provides a customer base, existing product lines and technical expertise from which Qwest can build product lines in Commercial Services, including corporate intranet and extranet services and virtual private networks. See the financial statements of SuperNet and unaudited pro forma financial statements of Qwest and the notes thereto included elsewhere in this Proxy Statement/Prospectus.

  In January 1998, Qwest issued $450,505,000 in principal amount at maturity of its 8.29% Senior Discount Notes due 2008 (the "New Senior Discount Notes"), generating net proceeds of approximately $299.2 million, after deducting offering costs which are included in intangible and other long-term assets and will be amortized to interest expense over the term of the New Senior Discount Notes. The net proceeds will be used primarily to fund the activation and expansion of the Qwest Network and the growth of its multi-media communications services and informational systems infrastructure. In addition, Qwest may use a portion of the proceeds to increase its presence in international markets, such as Mexico and Europe. The principal amount of the New Senior Discount Notes is due and payable in full on February 1, 2008. The New Senior Discount Notes are redeemable at Qwest's option, in whole or in part, at any time on or after February 1, 2003, at specified redemption prices. In addition, prior to February 1, 2001, Qwest may use the net cash proceeds from certain specified equity transactions to redeem up to 35% of the New Senior Discount Notes at specified redemption prices. Cash interest on the New Senior Discount Notes will not accrue until February 1, 2003, and thereafter will accrue at a rate of 8.29% per annum, and will be payable semi-annually in arrears commencing on August 1, 2003 and thereafter on August 1 and February 1 (each an interest payment date) of each year. Qwest has the option of commencing the accrual of cash interest on an interest payment date on or after February 1, 2001 and prior to February 1, 2003, in which case the outstanding principal amount at maturity of the New Senior Discount Notes will, on such interest payment date, be reduced to the then accreted value, and cash interest will be payable on each interest payment date thereafter. The indenture for the New Senior Discount Notes contains certain covenants that are substantially identical to the Senior Discount Notes and the Senior Notes described under "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources."

  In connection with the sale of the New Senior Discount Notes, Qwest has agreed to make an offer to exchange new notes, registered under the Securities Act and with terms identical in all material respects to the New Senior Discount Notes (the "New Exchange Notes"), for the New Senior Discount Notes or, alternatively, to file a shelf registration statement under the Securities Act with respect to the New Senior Discount Notes. If the registration statement for the exchange offer or the shelf registration statement, as applicable, are not filed or declared effective within specified time periods or, after being declared effective, cease to be effective or usable for resale of the New Senior Discount Notes during specified time periods (each a "New Senior Discount Registration Default"), additional cash interest will accrue at a rate per annum equal to 0.50% of the principal amount at maturity of the New Senior Discount Notes during the 90-day period immediately following the occurrence of a New Senior Discount Registration Default and increasing in increments of 0.25% per annum of the principal amount at maturity of the New Senior Discount Notes up to a maximum of 2.0% per annum, at the end of each subsequent 90-day period until the New Senior Discount Registration Default is cured.

OPPORTUNITIES

  Qwest believes that demand from interexchange carriers and other communications entities for advanced, high bandwidth voice, data and video transmission capacity will increase over the next several years due to regulatory and technical changes and other industry developments. These anticipated changes and developments include: (i) continued growth in capacity requirements for high speed data transmission, ATM and Frame Relay services, Internet and multimedia services and other new technologies and applications;
(ii) continued growth in demand for existing long distance services; (iii) entry into the market of new communications providers; (iv) requirements of the four principal nationwide carriers (AT&T, MCI, Sprint and WorldCom) to replace or augment portions of their older systems; and (v) reform in regulation of domestic access charges and international settlement rates, which Qwest expects will lower long distance rates and fuel primary demand for long distance services.

  . Accommodation of the Internet and Other New Applications. Qwest believes that additional network transmission capacity and faster response times will be required to accommodate multimedia (voice, data and video) and other potential high-bandwidth applications, such as increasing use of the Internet by commercial users, the deployment of corporate intranets and the use of telecommunications infrastructure for providing cable television and other entertainment services. Qwest believes this growth will result in increased demand for high-bandwidth dedicated circuits and other network services provided by Qwest (such as Frame Relay and ATM).


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  . Base Growth of Existing Providers. Domestic long distance industry revenues have increased in recent years. The revenue increases were achieved against a backdrop of declining unit prices for most telecommunications services, which suggests that the demand for telecommunications bandwidth has increased at an even higher rate. Qwest believes that these growth trends generally will continue and that certain companies that do not own most of their networks have potential needs to invest in network facilities or lease high bandwidth network capacity in order to remain competitive. In addition, Qwest believes that the Qwest Network will allow Qwest to offer an attractive alternative for leased capacity simply to meet current levels of demand for wholesale telecommunications services.

  . Capacity Required by New Entrants. Competition and deregulation are bringing new entrants into the telecommunications market. Qwest anticipates that this trend will accelerate as a result of the Telecommunications Act. The Telecommunications Act allows the RBOCs and GTE to enter the long distance business and enables other entities, including entities affiliated with power utilities and ventures between LECs and cable television companies, to provide an expanded range of telecommunications services. As these entities emerge as long distance competitors, Qwest believes they will need their own facilities and additional high-bandwidth capacity to compete effectively with facilities-based providers.

  . Augmentation of Older Systems. The coast-to-coast fiber systems currently operated by the Tier 1 carriers were constructed for the most part prior to 1990, using standard, single mode fiber. Most of these systems were buried directly in the ground without protective conduit. The conversion of these older systems to the use of SONET ring architecture requires increasingly more bandwidth over additional route miles. Accordingly, Qwest believes that the Tier 1 carriers will generally need to replace or augment parts of their networks to add more capacity, route diversity and redundancy to their systems and to lower their overall operating costs. Qwest believes that the older, legacy systems operated by certain of the Tier 1 carriers generally face certain other disadvantages when compared to the Qwest Network, such as: (i) lower transmission speeds, lower overall capacity and shorter distances between regeneration/amplifier facilities; (ii) more costly maintenance requirements; (iii) greater susceptibility to system interruption from physical damage to the network infrastructure; and (iv) greater difficulty in upgrading to more advanced fiber due to lack of a spare conduit.

  . Access Charge and International Settlement Rate Reform. Qwest anticipates that primary demand for long distance services will be stimulated by reforms of domestic access charges and international settlement rates and recent international trade negotiations. As long distance prices decline, Qwest expects that overall demand for its services by carriers, businesses and consumers will increase.

STRATEGY

  Qwest's objective is to become a leading, coast-to-coast facilities-based provider of communications services to other communications providers, businesses and consumers. To achieve this objective, Qwest intends to:

  . Deploy a Technologically Advanced Network. Qwest believes the technical characteristics of the Qwest Network will enable it to provide highly reliable services to interexchange carriers and other communications entities at low per unit costs as it expands its customer base and increases network traffic volume. For instance, the Qwest Network's advanced fiber optic cable and electronic equipment permit high capacity transmission over longer distances between regeneration/amplifier facilities than older fiber systems. This translates into generally lower installation and operating costs. These costs typically constitute a significant portion of the overall cost of providing telecommunications services.

  . Build on Network Construction Expertise and Existing Network Assets. As of September 30, 1997, Qwest had built over 8,200 route miles of telecommunications conduit systems over the

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   last eight years for itself and major interexchange carriers including
   AT&T, MCI, Sprint and WorldCom. As of September 30, 1997, Network Construction Services employed over 810 experienced construction personnel led by a senior construction management team with combined construction experience of over 140 years. Qwest utilizes its own fleet of railroad equipment and had in place railroad and other right-of-way agreements covering approximately 94% of the Qwest Network and already had installed approximately 50% of the route miles of conduit required for the Qwest Network as of September 30, 1997. In addition, Qwest has fixed-price supply agreements for the provision of all the fiber and transmission electronics necessary to construct and activate the Qwest Network.

  . Establish Low Cost Position. Qwest has entered into four major construction contracts for the sale of dark fiber in the Qwest Network that will allow Qwest to achieve a low net capital investment in the Qwest Network and share future operating and maintenance costs. Earnings from these agreements will reduce Qwest's net cost per fiber mile with respect to the fiber that it retains for its own use. Qwest believes that this network cost advantage, coupled with the operating and maintenance cost advantages of owning an entirely new network with advanced fiber and equipment uniformly deployed systemwide, will enable it to establish a low cost position in the long distance industry relative to its competitors.

  . Build on Management Experience. Qwest's management team and board of directors include individuals with significant experience at major telecommunications companies. Mr. Joseph Nacchio became Qwest's President and Chief Executive Officer in January 1997. Mr. Nacchio was Executive Vice President of the Consumer and Small Business Division at AT&T, where he was employed for 27 years prior to joining Qwest. Mr. Nacchio has extensive management experience in marketing, sales, network operations and engineering, having served as Chief Engineer and a Vice President of Network Operations at AT&T. Mr. Richard T. Liebhaber, who was a Director and served as Executive Vice President and Chief Strategy and Technology Officer of MCI until his retirement in 1995, is a Director of Qwest. He is providing technical advisory services to Qwest under a consulting agreement. Qwest has also hired several additional senior executives. See "MANAGEMENT OF QWEST."

  . Grow Carrier Revenue Base. Qwest is currently focusing on expanding
    Carrier Services to increase its revenue stream and reduce per unit costs, targeting short-term capacity sales on a segment-by-segment basis as the QwestNetwork is deployed and activated, and is increasingly seeking longer-term, high volume capacity agreements from major carriers. In addition to traditional telecommunications carriers, Qwest is marketing to ISPs and other data service companies.

  . Develop Commercial Services. Qwest plans to build on its Carrier Services experience to expand its presence in the Commercial Services market by developing its distinctive "ride the light" brand identity and aggressively marketing its existing and planned voice, data and other transmission products and services. Qwest plans to build direct end user relationships by developing strong distribution channels, providing competitive pricing and superior network quality and offering enhanced, market-driven services to businesses and consumers. In addition, Qwest recently announced that it plans to offer, through a controlled introduction to select cities, Internet protocol telephony service to consumers and small businesses.

  . Acquire Complementary Businesses. Qwest continually evaluates opportunities to acquire or invest in complementary, attractively valued businesses, facilities, contract positions and assets to improve its ability to offer new products and services to customers, to compete more effectively and to facilitate further growth of its business. Recently, Qwest acquired SuperNet, a regional ISP in the Rocky Mountain region. See "--Recent Developments" above and "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources."

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THE QWEST NETWORK

  As of September 30, 1997, Qwest's network infrastructure included, among other assets: (i) approximately 7,900 route miles of conduit in place, consisting of approximately 2,800 route miles of lit fiber including the Cal-Fiber system and the spans connecting Los Angeles and Sacramento, Sacramento and Denver, Kansas City and Denver, and Dallas and Houston; approximately 2,800 route miles of dark fiber installed in conduit; and approximately 2,300 route miles of vacant conduit; (ii) right-of-way agreements in place for approximately 6,900 additional route miles of planned construction for the Qwest Network; (iii) an approximately 3,500 mile operating digital microwave system (the "Microwave System"); (iv) approximately 15,000 DS-3 miles of fiber transmission capacity leased by Qwest from other carriers, used primarily to extend Qwest's switched services for originating and terminating traffic beyond the boundaries of Qwest's lit fiber network; and (v) five digital switches.

  Under Qwest's current plan, the Qwest Network will extend approximately 16,000 route miles coast-to-coast and connect approximately 125 metropolitan areas that represent approximately 80% of the originating and terminating long distance traffic in the United States. Construction of approximately 13,000 route miles of the Qwest Network is scheduled to be completed by late 1998, and approximately 3,000 route miles, mostly in the southeastern United States, are scheduled to be completed by the second quarter of 1999. Through a combination of the Qwest Network and leased facilities, Qwest will continue to offer interstate services in all 48 contiguous states. The Qwest Network will connect to three trans-Atlantic cable heads and two trans-Pacific cable heads, as well as cross-border points to Canada and Mexico. Qwest recently extended its network to the United Kingdom through an exchange of capacity for two 155 megabit circuits that will carry international data and voice traffic between London and New York. Qwest also is extending its network approximately 1,400 route miles into Mexico through dark fiber to be owned by Qwest on the fiber optic system of a third party. Completion of the Mexican network is scheduled for late 1998. These connections will allow Qwest to participate in the anticipated growth in demand for international long distance data and voice services.

  Qwest plans to transfer carrier and retail switched services provided on leased facilities onto the Qwest Network as Qwest activates its own facilities. As the Qwest Network is completed, Qwest may use the Microwave System to serve certain smaller markets contiguous to the Qwest Network and to feed traffic onto the Qwest Network.

  The physical components of the Qwest Network are: (i) high density polyethylene conduit, which is hollow tubing 1 1/2 to 2 inches in diameter;
(ii) fiber optic cable, which consists of fiber strands placed inside a plastic sheath and strengthened by metal; (iii) electronic equipment necessary to activate the fiber for transmission; (iv) switches that enable Qwest to provide switched services to carrier and commercial customers; and (v) 125 points of presence, which allow Qwest to concentrate customers' traffic at locations where Qwest does not have switches and carry the traffic to switching centers over the Qwest Network.

  Advanced Technology. Qwest is installing technologically advanced fiber optic cable and electronic equipment in a uniform configuration throughout the Qwest Network, using an advanced network management system. The Qwest Network's technologies include Lucent's non-zero dispersion shifted fiber and Nortel's dense wave division multiplexing, forward error correction technology and SONET four-fiber ring technology that enable OC-192 transmission capacity and high integrity levels (10-/1//5/ Bit Error Rate).

  The Qwest Network is designed for superior security and reliability, based on (i) bi-directional SONET four-fiber ring architecture, a self-healing system that allows for instantaneous rerouting and virtually eliminates downtime in the event of a fiber cut; (ii) fiber cable installed in high density polyethylene conduit generally buried 42-56 inches below the ground; and (iii) extensive use of railroad rights-of-way, which typically offer greater protection of the fiber system than other systems built over more public rights-of-way such as highways, telephone poles or overhead power transmission lines.

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  The Qwest Network is designed for expendability and flexibility and will contain two conduits along substantially all of its route. The first conduit will contain a cable generally housing at least 96 fibers, and the second conduit will serve as a spare. The spare conduit will allow for future technology upgrades and expansion of capacity at costs significantly below the cost of new construction. After existing and anticipated dark fiber sales, Qwest generally plans to retain a minimum of 48 fibers for its own use in the Qwest Network. With the combined use of non-zero dispersion shifted fiber, dense wave division multiplexing and high bit rate transmission electronics, each of the fibers retained by Qwest can achieve substantially greater capacity per fiber than standard, single mode fiber now in use.

  Qwest monitors its current network, and will monitor the Qwest Network, 24 hours a day, seven days a week from its Network Management Center in Denver, Colorado. This facility provides centralized network surveillance, troubleshooting and customer service, using technology that enables Qwest to reduce service costs and customer downtime. The system currently allows Qwest's technicians to detect a component malfunction in the Qwest Network, quickly reroute the customer to an available alternate path and effect an expedited repair. Upon completion of the Qwest Network with its SONET four-fiber ring architecture, the rerouting function will be fully automated. In addition, Qwest is deploying new management tools, including Nortel's Integrated Network Management Solutions, that will give Qwest's Carrier Services customers the ability to monitor and reconfigure their leased capacity on an essentially real time basis from their own network management centers and the ability to rapidly increase or reduce bandwidth to better match their needs. The available software features equipment inventory management, bandwidth inventory management, configuration management, fault isolation management, "point-and-click" provisioning on partitioned network and alarm monitoring. Qwest also has a facility in Dallas that monitors the Microwave System. As of September 30, 1997, Qwest maintained a staff of approximately 225 technicians and other related personnel across the system to provide maintenance and technical support services.

  Railroad Rights-of-Way. Qwest has right-of-way agreements in place that provide it with access to over 30,000 track miles. Qwest believes that use of railroad rights-of-way, along with the protective conduit, give Qwest inherent advantages over other systems built over more public rights-of-way, such as highways, telephone poles or overhead power transmission lines. These advantages include higher security for the Qwest Network and greater protection of the fiber system.

  Railroad rights-of-way also provide the Qwest Network generally with a direct, continuous route between cities. This eliminates the potential need, and the associated time and costs, to piece together rights-of-way using a combination of agreements with private owners and state or municipal agencies. In addition, railroad rights-of-way typically extend into downtown areas of cities that are strategically important to Qwest. Qwest's right-of-way agreements provide for continuing or lump-sum cash payments, exchanges of rights-of-way for network capacity or a combination of both. Qwest has other right-of-way agreements in place, where necessary or economically preferable, with highway commissions, utilities, political subdivisions and others.

  Between 70% and 80% of the Qwest Network will be installed on railroad rights-of-way. As of September 30, 1997, Qwest had in place agreements for approximately 94% of the combined railroad and other rights-of-way needed to complete the Qwest Network. As of September 30, 1997, the remaining rights-of-way needed for completion of the Qwest Network consisted of approximately 1,000 route miles located primarily in the Midwest and Mid-Atlantic regions. Qwest has identified alternative rights-of-way for these route miles and is currently in negotiations with respect to all of them.

  Network Installation. Qwest's network installation process along railroad rights-of-way combines traditional railroad activities and modern engineering and building techniques. As of September 30, 1997, Qwest employed over 810 experienced construction personnel and uses its own fleet of railroad equipment. Qwest supplements these personnel with independent contractors. Qwest uses its own fleet of railroad equipment.

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  Qwest generally installs conduit on railroad rights-of-way with a "plow train." Plow trains consist of locomotives, plow cars and several supply cars. The locomotives are used in a traditional manner to pull the plow train along the railroad track. The plow cars are engineered to accommodate a large plow that extends from the side of the car. The plow is lowered into the ground and digs a trench as the locomotives pull the plow train forward. The supply cars carry the supply of conduit and other construction materials needed to construct the fiber route and are designed to continuously feed supplies to the plow cars.

  A plow car travels along the railroad track and simultaneously plows a trench approximately 42-56 inches deep and approximately eight feet from the nearest rail, feeds multiple conduits into the trench, buries a warning tape approximately a foot from the surface, and backfills the land to its original contour. A plow can cover up to four miles a day, depending on the availability of track time and the severity of the terrain.

  In situations where the conduit must be laid across a bridge or through a tunnel, Qwest typically places the conduit in a galvanized steel pipe, and the pipe is attached to the side of the bridge or along the tunnel floor or wall. When the conduit must be run under rivers or other obstructions, Qwest's installation personnel use directional boring techniques to bore small tunnels underneath the rivers or obstructions and feed the conduit through the completed tunnels.

  After the conduit has been buried along the railroad track (or attached to a bridge or tunnel), the fiber optic cable is installed or "pulled" through the conduit. Qwest accomplishes this through the use of access boxes that are installed along the Qwest Network at approximately one mile intervals. These access boxes also allow Qwest employees to make repairs or replace or install additional fiber. The access boxes typically contain an additional loop of the fiber cable to provide slack in the system to accommodate displacement, disruption or movement of the conduit as a result of digging or excavation activities, floods, earthquakes or other events. The presence of the additional fiber cable reduces the risk that the cable will be cut or broken.

  For routes not using railroad rights-of-way, Qwest uses "tractor plows." Tractor plows are tractor pulled plow vehicles equipped to plow trenches and install conduit. Tractor plows also may be used in certain places along railroad rights-of-way depending on space, availability of track time and other factors. These tractor plows generally perform the same functions in a similar manner as the rail plows.

  Railroad rights-of-way, which are usually less accessible to the public than highways and less vulnerable to physical damage than aerial systems installed along telephone poles or overhead power transmission lines, reduce the risk of outside interference or damage to Qwest's conduit. Qwest has also implemented a "Call Before U Dig" ("CBUD") program, backed up by its 24-hour Network Management Center to reduce the risk of damage to the conduit or fiber system. Additionally, above ground markers are placed at frequent intervals along the route of the Qwest Network.

  Dark Fiber Sales. Qwest has entered into agreements with Frontier, WorldCom and GTE whereby each is purchasing dark fiber along the Qwest Network. The proceeds from construction contracts for the sale of dark fiber will provide cash for a significant portion of the total estimated costs to construct the Qwest Network and complete construction relating to the dark fiber sold to Frontier, WorldCom and GTE, and are expected to provide Qwest with a strategic network cost advantage on the fibers that Qwest retains for the Qwest Network. The GTE agreements provide for the purchase of 24 fibers along substantially all of the route of the Qwest Network, including the Southeast route. The Frontier agreement provides for the purchase of 24 fibers along the route of the Qwest Network, excluding the Southeast route and certain other segments. The WorldCom agreement provides for the purchase of 24 fibers along certain selected segments of the Qwest Network and 36 fibers along other selected segments. Frontier had an option to purchase an additional 24 fibers along the entire route of the Qwest Network, which option expired in April 1997. Qwest subsequently entered into the GTE

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agreements, under which GTE purchased these 24 fibers. Each contract requires the purchaser to pay an aggregate price consisting of an initial payment followed by installments during the construction period based on Qwest's achievement of certain milestones (e.g., conduit installation and fiber splicing), with final payment for each segment made at the time of acceptance. Each agreement contains provisions establishing construction specifications and fiber splicing, testing and acceptance procedures and requiring Qwest to maintain rights-of-way with respect to the system route for the economically useful life of the fibers sold. Each agreement also provides for the sharing of certain maintenance costs. The Frontier and GTE contracts also provide for sharing of certain operating costs. The agreements establish anticipated delivery dates for construction and delivery of segments along the route of the Qwest Network. Delivery may be extended under each contract for force majeure events. The Frontier and GTE contracts provide for reduced payments in the event of delay or non-delivery of segments and, in certain circumstances, penalties of varying amounts depending upon the reason for the delay or non-delivery, and allow Frontier and GTE to delete any non-delivered segment from the system route to be delivered. Qwest has executed performance bonds in favor of Frontier. In addition, if Frontier or GTE fails to make payment with respect to any segment, Qwest may terminate Frontier's or GTE's rights relating to all remaining undelivered segments. Frontier's parent company, Frontier Corporation, has guaranteed payment of Frontier's payment obligations under the contract.

  Qwest has several smaller construction contracts for the sale of dark fiber along the Qwest Network aggregating approximately $171.0 million as of December 31, 1997. Qwest believes that significant opportunities exist to sell additional dark fiber throughout the Qwest Network and management has identified and is in various stages of negotiations with potential customers. However, Qwest does not expect to enter into additional agreements of the size and scope of the Frontier and GTE contracts. These potential customers include other interexchange carriers, cable, entertainment and data transmission companies, RBOCs, ISPs, LECs and CLECs. Qwest believes that these potential customers will view Qwest, with its construction capabilities and emphasis on being a "carrier's carrier," as an attractive source for certain of their long distance transmission needs. In order to meet the needs of this diverse group of customers, Qwest expects to offer a wide variety of pricing and system options to meet specific needs of each customer. For example, customers may purchase or lease dark fiber or purchase capacity on a short- or long-term basis.

  Generally, Qwest plans to install 96 fibers along the entire route of the Qwest Network. The Frontier and GTE agreements each provide for the purchase of 24 fibers along major portions of the Qwest Network, while the WorldCom agreement generally provides for the purchase of 24 or, in certain segments, 36 fibers. Several smaller construction contracts for sales of dark fiber provide for the sale of smaller numbers of fibers over a more limited number of segments. In segments where Qwest agrees under construction or sales contracts to sell more than 48 fibers, it generally will install more than 96 fibers so that it can retain 48 fibers for its own use along substantially all of the route of the Qwest Network.

  With the installation of the advanced transmission electronics contracted to be purchased from Nortel, the fibers initially activated by Qwest will have a transmission capacity of 20 gigabits per second, which will more than accommodate the growth in Carrier Services and Commercial Services anticipated by Qwest over the next five years. If Qwest fully activated all of its retained fibers by installing additional amounts of the same transmission electronics, which is not currently planned, it could further expand the transmission capacity to approximately two terabits per second.

  Build-Out Plan for the Qwest Network. Qwest estimates the total cost to construct and activate the Qwest Network and complete construction of the dark fiber sold to Frontier, WorldCom and GTE and additional smaller contract customers will be approximately $1.9 billion. Of this amount, Qwest had already expended approximately $640.0 million as of September 30, 1997. As of September 30, 1997, Qwest anticipated remaining total cash outlays for these purposes of approximately $170.0 million in

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1997, $850.0 million in 1998 and $240.0 million in 1999. Estimated total expenditures for 1997 and 1998 include Qwest's commitment to purchase a minimum quantity of fiber for approximately $399.0 million (subject to quality and performance specifications), of which approximately $198.5 million had been expended as of September 30, 1997. Estimated total expenditures for 1997, 1998 and 1999 together also include $139.0 million for the purchase of electronic equipment. In addition, Qwest anticipates approximately $605.8 million of capital expenditures in 1997, 1998 and 1999 to support growth in Carrier Services and Commercial Services.

  As of September 30, 1997, Qwest has obtained the following sources of funds to complete the build-out: (i) approximately $1.1 billion under the Frontier, WorldCom and GTE contracts and additional smaller construction contracts for sales of dark fiber, of which approximately $351.0 million had already been paid and $770.0 million remained to be paid at September 30, 1997; (ii) $90.0 million of vendor financing; (iii) $117.6 million in net proceeds from the sale on March 31, 1997 of $250.0 million in principal amount of the Senior Notes remaining after repayment of certain existing debt; and (iv) approximately $319.5 million in net proceeds from the Initial Public Offering. In October 1997, Qwest received approximately $342.6 million in net proceeds from the sale of the Senior Discount Notes and in January 1998, Qwest received approximately $299.2 million in net proceeds from the sale of the New Senior Discount Notes.

  With the completion of the approximately 16,000 route mile network, Qwest will provide services nationally to its customers primarily over its own facilities, using leased facilities in those portions of the country not covered by the Qwest Network. Qwest will continue to evaluate the economics of extending its core network versus continuing to lease network capacity. In this regard, Qwest recently announced an agreement, through an asset exchange, to connect the route between Boston and New York City, and Qwest is considering completing a four-fiber bidirectional SONET ring in the Pacific Northwest by extending the Qwest Network from Seattle to Salt Lake City.

CARRIER SERVICES

  General. Qwest has been positioned historically in the long distance business as a "carrier's carrier," providing dedicated line and switched services to other carriers over Qwest's owned or leased fiber optic network facilities. Management believes that Qwest has earned a reputation of providing quality services at competitive prices to meet specific customer needs. Total revenues from Carrier Services were approximately $57.6 million, $67.8 million and $50.2 million for the years 1996, 1995 and 1994, respectively, and approximately $39.1 million and $45.1 million for the nine months ended September 30, 1997 and 1996, respectively.

  Products. Products offered by Carrier Services fall into three primary categories: (i) high volume capacity services; (ii) conventional dedicated line services; and (iii) switched services.

  . High Volume Capacity Services. Qwest provides high volume transmission at or above the OC-3 level (or its equivalent) through service agreements for terms of one year or longer. As the Qwest Network is deployed, Qwest also is targeting potential large users in the inter-LATA market that may seek to augment their own networks or provide diverse routing alternatives in strategic areas of their systems.

  . Conventional Dedicated Line Services. Qwest currently provides dedicated line services on owned capacity to a wide range of customers at capacities below the OC-3 level generally for terms of one year or less. Qwest expects the Qwest Network will enable Qwest to offer these services over a significantly expanded geographic area.

  . Switched Services. Qwest currently provides switched terminating services over its switched service network to large and small long distance carriers. The carrier switched terminating

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   service business is specifically used to increase volume on Qwest's switched service network to allow for more efficient "trunking" of calls. While the carrier switched services generate revenue at lower margins than the dedicated line services, such services facilitate cost effective management of the Qwest Network.

  Qwest also plans to provide high speed ATM and Frame Relay data services to carriers and Internet Service Providers by installing ATM and Frame Relay switching equipment. Qwest expects such services to become available in the second quarter of 1998.

  Customers. Carrier Services' customer base in the inter-LATA carrier market consists of the following:

  . Tier 1 and Tier 2 Carriers. Qwest offers high volume transmission capacity, conventional dedicated line services and dedicated switched services to the Tier 1 and Tier 2 carriers on a national or regional basis. As RBOCs enter the long distance market, Qwest believes they will be potential customers to lease high volume capacity from Qwest on a national basis.

  . Tier 3 Carriers. Qwest currently offers switchless resale services to Tier 3 carriers on a limited basis. Qwest anticipates that this business will expand as coverage of Qwest's switched network grows.

  . Internet Service Providers. Qwest believes that ISPs will become customers for significant high volume capacity. Qwest is providing capacity at the OC-3 level on its Cal-Fiber system under a recently signed contract with an ISP.

  . Operator Services Companies and Other Niche Companies. These companies concentrate on providing operator services and other communications services to the long distance industry, private payphone operators, prisons and credit card companies. These carriers also manage their own networks and switching equipment while leasing virtually all of their transmission facilities. Qwest provides transmission services to these carriers.

  Service Agreements. Qwest provides high volume transmission capacity services through service agreements for terms of one year or longer. Dedicated line services are generally offered under service agreements for an initial term of one year. High volume capacity service agreements and dedicated line service agreements generally provide for "take or pay" monthly payments at fixed rates based on the capacity and length of circuit used. Customers are typically billed on a monthly basis and also may incur an installation charge or certain ancillary charges for equipment. After contract expiration, the contracts may be renewed or the services may be provided on a month-to-month basis. Switched services agreements are generally offered on a month-to-month basis and the service is billed on a minutes-of-use basis. Revenues from carrier customers that are billed on a minutes-of-use basis have the potential to fluctuate significantly based on changes in usage that are highly dependent on differences between the prices charged by Qwest and its competitors. Qwest, however, has not experienced significant fluctuations to date.

COMMERCIAL SERVICES

  General. Qwest began offering Commercial Services in 1993. Commercial Services focuses primarily on the sale of inter-LATA long distance services to the retail market, principally to small- and medium-sized businesses and to consumers. Qwest currently provides facilities-based services along the Cal-Fiber and Texas routes, and is a switch based reseller elsewhere. Total revenues from Commercial Services were approximately $34.3 million, $20.4 million and $8.7 million in 1996, 1995 and 1994, respectively, and approximately $38.0 million and $25.5 million in the nine months ended September 30, 1997 and 1996, respectively. Qwest plans to transfer carrier and commercial switched traffic from leased facilities onto the Qwest Network as it is activated. As traffic volumes increase and Qwest carries a greater percentage of traffic on the Qwest Network, Qwest believes it will realize

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economies of scale and thereby lower its cost of sales as a percentage of revenue. See "RISK FACTORS--Risk Factors Relating to Qwest and Its Business-- Managing Rapid Growth."

  Products. Qwest markets the following products:

  . One Plus. This basic service offers customers the ability to make outbound long distance calls from any local telephone line by simply dialing a 1, plus the area code and phone number. Customers select Qwest as their primary long distance provider by placing an order with it. This service may be used for both domestic and international calling.

  . 10XXX. This service allows the customer to access the Qwest Network by dialing 10056 plus 1, plus the area code and phone number, with no need to change their primary long distance provider. These customers are solicited through direct mailing and receive a sticker to place on their phones.

  . Dedicated Access Service. These lines are designed for larger users with enough traffic volume to warrant the use of a dedicated access line to originate calls. Instead of a switched access line that is shared by many users, this service uses a high capacity line that is used exclusively to connect between the end user and the long distance carrier's switch. This results in lower originating access cost and reduced rates to the user.

  . Toll Free 800/888. This inbound service, where the receiving party pays for the call, is accessed by dialing an 800/888 area code. This is used in a wide variety of applications, many of which generate revenue for the user (such as reservation centers or customer service centers). Qwest plans to introduce additional enhanced features such as call routing by origination point, time of day routing and other premium, high-margin features in 1998.

  . Calling Card. These traditional, basic telephone calling cards allow the user to place calls from anywhere in the United States or Canada. Qwest offers additional higher margin features such as conference calling, international origination, information service access (such as weather or stock quotes), speed dialing and voice messaging.

  . Prepaid Card. Prepaid cards allow a customer to purchase and pay in advance for a card with a fixed amount of calling time. The card is then used as a standard calling card. Prepaid cards may be purchased with enhanced features similar to those of calling cards and also may be renewed by purchasing additional time.

  . International Callback. This service operates by allowing a customer in a foreign country to place a toll-free call to the U.S. and be "called back" by Qwest's equipment. Qwest charges a rate similar to that which the customer would pay if the call were originally initiated in the U.S., allowing the customer to take advantage of the fact that the rates for calling from the U.S. to many foreign destinations are lower than the cost of the same call if it were originated in the foreign country.

  . Media Express(TM). This is an exclusive switched digital broadband service that provides variable bandwidth for video communications and other data applications on demand and allows users to control all the required components of a video conference from a personal computer.

  Other services offered by Commercial Services include audio conferencing, operator services, directory assistance, special rate structures, custom services, special contract pricing and special local access arrangements in selected markets. In addition, Qwest intends to develop and offer additional value-added services to its customers, particularly business customers, to differentiate Qwest from its competitors and enhance Commercial Services' profit margins. Qwest also is evaluating and intends to introduce in the future a variety of services specifically designed to capture a share of the growing data networking market.


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  In September 1997, Qwest entered into an arrangement with Cisco Systems Inc.
under which they will jointly define and test new broadband business multi-media services.

  Customers. Qwest is currently targeting businesses spending up to $1,000 per month on long distance and intends to expand this target segment in early 1998 to businesses spending from $2,000 to $10,000 per month on long distance. The strategy of Commercial Services is to develop a customer base in geographic proximity to the Qwest Network.

NETWORK CONSTRUCTION SERVICES

  General. Qwest's Network Construction Services operations commenced in 1988 with the construction of conduit systems for major interexchange carriers. Since then, Network Construction Services has served as the platform for Qwest's expansion into Carrier Services and, since 1993, Commercial Services. Total revenues from Network Construction Services were approximately $139.2 million, $36.9 million and $11.9 million for the years ended 1996, 1995 and 1994, respectively, and approximately $413.2 million and $59.3 million for the nine months ended September 30, 1997 and 1996, respectively.

  As of September 30, 1997, Qwest had built for itself and other carriers over 8,200 route miles of telecommunications conduit systems principally along railroad rights-of-way. Management believes that this experience and expertise create competitive advantages for Qwest in the construction, ongoing maintenance and operation of the Qwest Network.

  Products. The principal product of Network Construction Services historically has been turn-key conduit systems built for other carriers. In most cases, while fulfilling customer contracts, Qwest installed additional conduit that it retained for its own use. Qwest is using its Network Construction Services resources to implement its strategic plan to complete the Qwest Network, in addition to providing Network Construction Services to third party customers along Qwest Network routes.

  Commencing in 1996, Qwest began selling dark fiber to telecommunications entities to help fund development of the Qwest Network. In 1996, Qwest's Network Construction Services revenue was derived largely from two principal dark fiber sales contracts with Frontier and WorldCom. Qwest expects that these two contracts, along with the May 1997 contract with GTE, will generate the majority of Network Construction Services revenue in 1997 and 1998. In addition, Qwest expects to generate additional revenue through the sale of dark fiber along various segments of the Qwest Network to other carriers.

  Customers. Network Construction Services customers historically have been primarily interexchange carriers, as well as major LECs and other telecommunications companies. For the year ended December 31, 1996, WorldCom was Qwest's largest single Network Construction Services customer, accounting for 27.8% of Qwest's consolidated gross revenue, and Frontier accounted for 26.3% of Qwest's consolidated gross revenue. No other customers accounted for more than 10% of consolidated gross revenue. For the year ended December 31, 1995, MCI was Qwest's largest single customer, accounting for 35.4% of consolidated gross revenue. No other customer accounted for more than 10% of consolidated gross revenue in 1995. For the year ended December 31, 1994, WorldCom was Qwest's largest single customer, accounting for 18.0% of consolidated gross revenue. No other customer accounted for more than 10% of consolidated gross revenue in 1994. In the first nine months of 1997, GTE was the largest single customer, accounting for 36.9% of Qwest's consolidated gross revenue, with Frontier accounting for 33.4%.

SALES AND MARKETING

  Qwest sells network dedicated and switched services to carriers through its carrier sales organization. This organization consists of senior level management personnel and experienced sales

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representatives with extensive knowledge of the industry and key contacts within the industry at various levels in the carrier organizations. Qwest also markets its construction services for dark fiber and conduit systems through its carrier sales organization. Contacts are made primarily through individual premises visits and at meetings of trade associations that serve large carriers.

  In Commercial Services, Qwest currently solicits targeted businesses through telemarketing personnel and independent contractors and is establishing a direct sales channel as it expands its targeted segment to higher volume users. Consumer customers currently are solicited by Qwest through a combination of direct marketing and independent contractors. Qwest plans to build on its Carrier Services experience to expand its presence in the Commercial Services market by developing its distinctive "ride the light" brand identity and aggressively marketing its existing and planned voice, data and other transmission products and services. Qwest plans to build direct end user relationships by developing strong distribution channels, providing competitive pricing and superior network quality and offering enhanced, market-driven services to businesses and consumers.

  In September 1997, Qwest entered into a marketing agreement with Innova, Inc. ("Innova") under which Innova will be an authorized sales representative of Qwest marketing Qwest's long-distance products through affinity groups. Innova is a marketing company that wholesales and retails telecommunication products on a national basis with an emphasis on developing bundled product packages.

  Also in September 1997, Qwest entered into a marketing agreement with enable, a joint venture of KN Energy, Inc. ("KN") and PacifiCorp. Jordan Haines, a Director of Qwest, is also a Director of KN. Qwest's One Plus and Calling Card services (with competitive international pricing for both) will be offered to utilities across the nation along with other services provided by enable under its Simple Choice SM brand name.

COMPETITION

  There are currently four principal facilities-based long distance fiber optic networks. Qwest is aware that others are planning additional networks that, if constructed, could employ advanced technology similar to the Qwest Network. Upon completion of the Qwest Network, each of Frontier and GTE will have a fiber network similar in geographic scope and potential operating capability to that of Qwest. Another competitor is constructing, and has already obtained a significant portion of the financing for, a fiber optic network. The scope and capacity of that competitor's network, as publicly announced, is less than that of Qwest, and does not contain all of the advanced technologies designed for the Qwest Network, but nevertheless is expected to compete directly with the Qwest Network for many of the same customers along a significant portion of the same routes. A carrier's carrier announced in January 1998 that it plans to sell wholesale capacity on its fiber optic network and that it has entered into an agreement with one of the RBOCs to be the primary user of its network. Qwest believes that this network, although potentially competitive, is different in operating capability from the Qwest Network. Another potential competitor, a new telecommunications company, has announced its intention to create a telecommunications network based on Internet technology.

  Qwest's competitors in Carrier Services include many large and small interexchange carriers. Qwest's Carrier Services business competes primarily on the basis of pricing, transmission quality, reliability and customer service and support. Commercial Services has been and expects to continue to be a provider of high quality, low cost service primarily to small- and medium-sized business customers and consumers. Qwest intends to move into the market for higher volume business customers as the Qwest Network is completed and new products are introduced. In recent years the small- and medium-sized business market has experienced increased competition. The industry wide changes in technology and the effects of deregulation resulting from the Telecommunications Act are likely to further increase competition. Many of Qwest's competitors and potential competitors have

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financial, personnel and other resources substantially greater than those of
Qwest. See "RISK FACTORS--Risk Factors Relating to Qwest and Its Business-- Competition" and "INDUSTRY OVERVIEW--Telecommunications Markets."

  In the future, Qwest may be subject to additional competition due to the development of new technologies and increased supply of domestic and international transmission capacity. The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing satellite transmission capacity for services similar to those provided by Qwest. For instance, recent technological advances permit substantial increases in transmission capacity of both new and existing fiber, and the introduction of new products or emergence of new technologies may reduce the cost or increase the supply of certain services similar to those provided by Qwest. Qwest cannot predict which of many possible future product and service offerings will be important to maintain its competitive position or what expenditures will be required to develop and provide such products and services.

  High initial network cost and low marginal costs of carrying long distance traffic have led to a trend among nonfacilities-based carriers to consolidate in order to achieve economies of scale. Such consolidation could result in larger, better capitalized competitors. However, Qwest believes that such competitors would also be stronger prospects as potential Carrier Services customers.

  Qwest believes that its railroad rights-of-way offer a more secure route for the Qwest Network than other types of rights-of-way. There can be no assurance that competitors will not obtain rights to use railroad rights-of-way for expansion of their networks, although Qwest believes that it would involve significant time and effort for competitors to assemble railroad rights-of-way comparable to those that Qwest already has available for the Qwest Network.

PROPERTIES

  The Qwest Network in progress and its component assets are the principal properties owned by Qwest. Qwest owns substantially all of the telecommunications equipment required for its business. Qwest's installed fiber optic cable is laid under the various rights-of-way held by Qwest. Other fixed assets are located at various leased locations in geographic areas served by Qwest. Qwest is opening sales offices in selected major geographic locations.

  Qwest's executive, administrative and sales offices and its Network Management Center are located at its principal office in Denver, Colorado. Qwest leases this space from an affiliate of Anschutz Company at market rates under an agreement that expires in October 2004. Qwest also leases office space in the Denver area for customer service operations. Qwest leases additional space in Dallas, Texas, housing the headquarters for operation of its Microwave System.

  In December 1995, Qwest entered into an agreement (as amended in January
1997) with Ferrocarriles Nacionales de Mexico whereby Qwest was granted easements for the construction of multiple conduit systems along railroad rights-of-way within Mexico for consideration of approximately $7.7 million, including $1.1 million in value-added taxes. Qwest has capitalized total costs, including right-of-way, equipment, construction and design costs, relating to this investment of approximately $13.0 million as of December 31, 1996.

  In July 1997, Qwest entered into an agreement with an unrelated third party whereby Qwest will receive (i) four dark fibers along a 2,270 kilometer route to be constructed in Mexico by the third party, and (ii) certain construction inventory and value-added tax refunds, totaling approximately $2.9 million. In exchange for these assets, the third party will receive the stock of Qwest's subsidiary, SP Servicios de Mexico S.A. de C.V., and approximately $6.7 million in cash.


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EMPLOYEES

  As of September 30, 1997, Qwest employed approximately 1,290 employees of which 130 perform corporate and administrative services, 810 provide Network Construction Services, 105 provide Commercial Services, 20 provide Carrier Services, and 225 perform network engineering and related functions. Qwest uses the services of independent contractors for installation and maintenance of portions of the Qwest Network. None of Qwest's employees are currently represented by a collective bargaining agreement. Qwest believes that its relations with its employees are good.

LEGAL PROCEEDINGS

  Qwest and its subsidiaries are subject to various claims and proceedings in the ordinary course of business. Based on information currently available, Qwest believes that none of such current claims or proceedings, individually or in the aggregate, will have a material adverse effect on Qwest's financial condition or results of operations, although there can be no assurances in this regard.

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                                  REGULATION

GENERAL REGULATORY ENVIRONMENT

  Qwest's operations are subject to extensive federal and state regulation. Carrier Services and Commercial Services (but not Network Construction Services) are subject to the provisions of the Communications Act of 1934, as amended, including the Telecommunications Act and the FCC regulations thereunder, as well as the applicable laws and regulations of the various states, including regulation by PUCs and other state agencies. Federal laws and FCC regulations apply to interstate telecommunications (including international telecommunications that originate or terminate in the United States), while state regulatory authorities have jurisdiction over telecommunications both originating and terminating within the state. The regulation of the telecommunications industry is changing rapidly, and the regulatory environment varies substantially from state to state. Moreover, as deregulation at the federal level occurs, some states are reassessing the level and scope of regulation that may be applicable to Qwest. All of Qwest's operations are also subject to a variety of environmental, safety, health and other governmental regulations. There can be no assurance that future regulatory, judicial or legislative activities will not have a material adverse effect on Qwest, or that domestic or international regulators or third parties will not raise material issues with regard to Qwest's compliance or noncompliance with applicable regulations.

  The Telecommunications Act may have potentially significant effects on the operations of Qwest. The Telecommunications Act, among other things, allows the RBOCs and GTE to enter the long distance business, and enables other entities, including entities affiliated with power utilities and ventures between LECs and cable television companies, to provide an expanded range of telecommunications services. Entry of such companies into the long distance business would result in substantial competition to Qwest's Commercial Services and Carrier Services customers, and may have a material adverse effect on Qwest and such customers. However, Qwest believes that the RBOCs' and other companies' participation in the market will provide opportunities for Qwest to sell fiber or lease long distance high volume capacity.

  Under the Telecommunications Act, the RBOCs may immediately provide long distance service outside those states in which they provide local exchange service ("out-of-region" service), and long distance service within the regions in which they provide local exchange service ("in-region" service) upon meeting certain conditions. GTE may enter the long distance market without regard to limitations by region. The Telecommunications Act does, however, impose certain restrictions on, among others, the RBOCs and GTE in connection with their provision of long distance services. Out-of-region services by RBOCs are subject to receipt of any necessary state and/or federal regulatory approvals that are otherwise applicable to the provision of intrastate and/or interstate long distance service. In-region services by RBOCs are subject to specific FCC approval and satisfaction of other conditions, including a checklist of pro-competitive requirements. On December 31, 1997, the U.S. District Court, Northern District of Texas (Wichita Falls) (the "District Court"), in SBC Communications, Inc. v. FCC and U.S. (the "SBC Communications Case"), overturned as unconstitutional the provisions of the Telecommunications Act which prohibited RBOCs from providing inter-LATA long distance services within their own region without demonstrating that the local exchange market was opened to local competition. The decision, however, affects only SBC Communications, Inc., U.S. West Inc. and Bell Atlantic. Bell South has filed a recent suit making similar claims. Ameritech has not yet filed such a suit. On January 2, 1998, AT&T, MCI and other intervenors in the SBC Communications Case filed a petition for stay with the District Court. On January 5, 1997, the FCC also filed a petition for stay of the decision in the District Court. In an order entered on January 22, 1998, the Eighth Circuit Court of Appeals ruled that the FCC may not require the RBOCs to comply with other checklist items, the FCC's standard for pricing of access and interconnection, as a condition of providing in-region service. Under the Telecommunications Act, the RBOCs may provide in-region long distance services only through separate subsidiaries with separate books and records, financing, management and employees, and

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all affiliate transactions must be conducted on an arm's length and nondiscriminatory basis. The RBOCs are also prohibited from jointly marketing local and long distance services, equipment and certain information services unless competitors are permitted to offer similar packages of local and long distance services in their market. Further, the RBOCs must obtain in-region long distance authority before jointly marketing local and long distance services in a particular state. Additionally, AT&T and other major carriers serving more than 5% of resubscribed long distance access lines in the United States are also restricted from packaging other long distance services and local services provided over RBOC facilities. GTE is subject to the provisions of the Telecommunications Act that impose interconnection and other requirements on LECs, and must obtain regulatory approvals otherwise applicable to the provision of long distance services in connection with its providing long distance services.

FEDERAL REGULATION

  The FCC has classified QCC, Qwest's principal operating subsidiary, as a non-dominant carrier. Generally, the FCC has chosen not to exercise its statutory power to closely regulate the charges, practices or classifications of non-dominant carriers. However, the FCC has the power to impose more stringent regulation requirements on Qwest and to change its regulatory classification. In the current regulatory atmosphere, Qwest believes that the FCC is unlikely to do so with respect to Qwest's domestic service offerings.

  The FCC regulates many of the charges, practices and classifications of dominant carriers to a greater degree than non-dominant carriers. Among domestic carriers, large LECs and the RBOCs are currently considered dominant carriers for the provision of interstate access services, while all other interstate service providers are considered non-dominant carriers. On April 18, 1997, the FCC ordered that the RBOCs and independent LECs offering domestic interstate inter-LATA services, in-region or out-of-region, be regulated as non-dominant carriers. However, such services offered in-region must be offered in compliance with the structural separation requirements mentioned above. AT&T was classified as a dominant carrier, but AT&T successfully petitioned the FCC for non-dominant status in the domestic interstate interexchange market in October 1995 and in the international market in May 1996. Therefore, certain pricing restrictions that once applied to AT&T have been eliminated. A number of parties sought the FCC's reconsideration of AT&T's status, but the FCC denied these petitions on October 9, 1997.

  As a non-dominant carrier, QCC may install and operate facilities for the transmission of domestic interstate communications without prior FCC authorization, so long as QCC obtains all necessary authorizations from the FCC for use of any radio frequencies. Non-dominant carriers are required to obtain prior FCC authorization to provide international telecommunications, and Qwest has obtained international authority that permits it to operate as a facilities-based carrier to all permissible international points and to operate as a resale carrier (including the resale of private lines for the provision of switched services) to all permissible points. The FCC also imposes prior approval requirements on certain transfers of control and assignments of operating authorizations. Non-dominant carriers are required to file periodic reports with the FCC concerning their interstate circuits and deployment of network facilities. International carriers are also required to file periodic reports regarding traffic and revenue and regarding circuit status and additions. Qwest is required to offer its interstate services on a nondiscriminatory basis, at just and reasonable rates, and remains subject to FCC complaint procedures. While the FCC generally has chosen not to exercise direct oversight over cost justification or levels of charges for services of non-dominant carriers, the FCC acts upon complaints against such carriers for failure to comply with statutory obligations or with the FCC's rules, regulations and policies. Qwest or any of its operating subsidiaries could be subject to legal actions seeking damages, assessment of monetary forfeitures and/or injunctive relief filed by any party claiming to have been injured by Qwest's practices. Qwest cannot predict either the likelihood of the filing of any such complaints or the results if filed.


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  Under existing regulations, non-dominant carriers are required to file with the FCC tariffs listing the rates, terms and conditions of both interstate and international services provided by the carrier. Pursuant to such regulations, Qwest has filed with the FCC tariffs for its interstate and international services. On October 29, 1996, the FCC adopted an order in which it eliminated, as of September 1997, the requirement that non-dominant interstate carriers such as Qwest maintain tariffs on file with the FCC for domestic interstate services and in fact prohibited the filing of such tariffs, although tariffs for international service must still be filed. Such carriers were given the option to cease filing tariffs during a nine-month transition period that concluded on September 22, 1997. The FCC's order was issued pursuant to authority granted to the FCC in the Telecommunications Act to "forbear" from regulating any telecommunications service provider if the FCC determines that the public interest will be served. However, on February 19, 1997, the United States Court of Appeals for the District of Columbia Circuit stayed the FCC's order pending further expedited judicial review or FCC reconsideration or both. In August 1997, the FCC issued an order on reconsideration in which it affirmed its decision to impose complete or mandatory detariffing, although it decided to allow optional or permissive tariffing in certain limited circumstances (including for interstate, domestic, interexchange dial-around services, which end users access by dialing a carrier's 10XXX access code). Petitions for further reconsideration of this order are pending, and this order also remains subject to the Court of Appeals' stay pending further judicial review and the pending appeals of the order on reconsideration. Qwest cannot predict the ultimate outcome of these or other proceedings on its service offerings or operations.

  On May 8, 1997, the FCC released an order intended to reform its system of interstate access charges to make that regime compatible with the pro-competitive deregulatory framework of the Telecommunications Act. Access service is the use of local exchange facilities for the origination and termination of interexchange communications. The FCC's historic access charge rules were formulated largely in anticipation of the 1984 divestiture of AT&T and the emergence of long distance competition, and were designated to replace piecemeal arrangements for compensating LECs for use of their networks for access, to ensure that all long distance companies would be able to originate and terminate long distance traffic at just, reasonable, and non-discriminatory rates, and to ensure that access charge revenues would be sufficient to provide certain levels of subsidy to local exchange service. While there has been pressure on the FCC historically to revisit its access pricing rules, the Telecommunications Act has made access reform timely. The FCC's recent access reform order adopts various changes to its rules and policies governing interstate access service pricing designed to move access charges, over time, to more economically efficient levels and rate structures. Among other things, the FCC modified rate structures for certain non-traffic sensitive access rate elements, moving some costs from a per-minute-of-use basis to flat-rate recovery, including one new flat rate element; changed its structure for interstate transport services; and affirmed that ISPs may not be assessed interstate access charges. In response to claims that existing access charge levels are excessive, the FCC stated that it would rely on market forces first to drive prices for interstate access to levels that would be achieved through competition but that a "prescriptive" approach, specifying the nature and timing of changes to existing access rate levels, might be adopted in the absence of competition. The FCC intends to address these and other related matters in subsequent proceedings. Several parties have filed petitions for reconsideration or judicial appeals or both of this order, many of which are still pending. Though Qwest believes that access reform through lowering and/or eliminating excessive access service charges will have a positive effect on its service offerings and operations, it cannot predict how or when such benefits may present themselves, or the outcome of the pending judicial appeals or petitions for FCC reconsideration.

  The FCC also released a companion order on universal service reform on May 8, 1997. The universal availability of basic telecommunications service at affordable prices has been a fundamental element of U.S. telecommunications policy since enactment of the Communications Act of 1934. The current system of universal service is based on the indirect subsidization of LEC pricing, funded as part

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of a system of direct charges on some LEC customers, including interexchange carriers such as QCC, and above-cost charges for certain LEC services such as local business rates and access charges. In accordance with the Telecommunications Act, the FCC adopted plans to implement the recommendations of a Federal-State Joint Board to preserve universal service, including a definition of services to be supported, and defining carriers eligible for contributing to and receiving from universal service subsidies. The FCC ruled, among other things, that: contributions to universal service funding be based on all interexchange carriers' gross retail revenues from both interstate and international telecommunications services; only common carriers providing a full complement of defined local services be eligible for support; and up to $2.25 billion in new annual subsidies for discounted telecommunications services used by schools, libraries, and rural health care providers be funded by an assessment on total interstate and intrastate revenues of all interexchange carriers. The FCC stated that it intends to study the mechanism for continued support of universal service in high cost areas in a subsequent proceeding. Several parties have filed petitions for reconsideration or judicial appeals on both of this order, many of which are still pending. Qwest is unable to predict the outcome of the further FCC proceedings or of the pending judicial appeals or petitions for FCC reconsideration on its operations. Qwest anticipates that it will be required to contribute in 1998 a percentage of its gross retail revenue to the universal services fund and plans to include charges for these contributions in its 1998 billings.

  On April 11, 1997, the FCC released an order requiring that all carriers transition from three-digit to four-digit Carrier Identification Codes ("CICs") by January 1, 1998. CICs are the suffix of a carrier's Carrier Access Code ("CAC"), and the transition will expand CACs from five (10XXX) to seven digits (101XXXX). These codes permit customers to reach their carrier of choice from any telephone. Parties filed petitions for reconsideration of this design, arguing in part that this short transition (following the FCC's proposal for a six-year transition) does not permit carriers sufficient time to make necessary hardware and software upgrades or to educate their customers regarding the need to dial additional digits to reach their carrier of choice. In response to these petitions, the FCC on October 22, 1997 issued an order on reconsideration that modified the transition to create a "two-step" process. LECs must have completed switch changes to recognize the new codes by January 1, 1998, but interexchange carriers have until June 30, 1998 to prepare for and educate their consumers about the change to new codes. Petitions for reconsideration and judicial appeals of the FCC's orders are pending. Qwest cannot predict the outcome of these proceedings or whether this transition period will permit adequate customer notification.

  Qwest's Microwave System subsidiary is subject to applicable FCC regulations for the use of radio frequencies. The FCC issues domestic microwave radio licenses for limited periods not to exceed 10 years. Qwest must seek renewal of such licenses prior to their expiration. Qwest knows of no facts that would result in the denial of any such renewals, although there can be no assurance in that regard. Although the FCC has never denied a microwave license application made by Qwest, there can be no assurance that Qwest will receive all authorizations or licenses necessary to implement its business plan or that delays in the licensing process will not adversely affect Qwest's business.

  The Communications Act of 1934 limits the ownership by non-U.S. citizens, foreign corporations and foreign governments of an entity directly or indirectly holding a common carrier radio license. These ownership restrictions apply to Qwest's Microwave System but currently do not apply to non-radio facilities, such as fiber optic cable. The FCC adopted rules relating to requests to exceed the statutory limit on indirect foreign ownership of common carrier radio licenses, and the participation of foreign carriers or U.S. entities with foreign carrier affiliates (generally an ownership interest greater than 25% or a controlling interest) in an entity holding U.S. international authority. Under those rules, the FCC has scrutinized either form of foreign participation to determine whether the relevant foreign market offers "effective competitive opportunities" ("ECO"). The FCC may impose restrictions (including prohibition of the proposed participation or investment) on applicants not meeting the ECO test. These rules have also required international carriers to notify the FCC 60 days in advance of an acquisition of a 10% or greater interest by a foreign carrier in that U.S. carrier. The FCC has discretion to determine that unique factors require application of the ECO test or a change in regulatory status of the U.S. carrier even though the foreign carrier's interest is less than 25%. These rules also reduce international tariff notice requirements for dominant, foreign-affiliated carriers from 45 days' notice to 14 days' notice. Such reduced tariff notice requirements may make it easier for dominant, foreign-affiliated carriers to compete with Qwest. The Telecommunications Act partially amends existing restrictions on foreign ownership of radio licenses by allowing corporations with non-U.S. citizen officers or directors to hold radio licenses. Other non-U.S. ownership restrictions, however, currently remain unchanged, but the U.S. has agreed in recent world trade negotiations to allow for a significant increase in permissible foreign investment, including 100% indirect foreign ownership of U.S. common carrier radio licensees. On November 26, 1997, the FCC issued a new order that modified the continued applicability of its ECO test in light of this agreement. In that order, which is tentatively scheduled to become effective in February 1998, the FCC eliminated the ECO test for applicants from WTO member countries seeking international authority from the FCC or seeking to exceed the indirect foreign ownership limits on US common carrier radio licenses. The FCC instead adopted an open entry standard with a presumption that such participation by WTO member countries is permissible. The FCC retained the ECO test, however, for applicants from non-WTO member countries. The FCC also modified certain dominant carrier safeguards and further reduced the tariff notice requirements from 14 to one day's notice. Finally, the FCC raised the threshold for the required 60-day advance notification of foreign carrier affiliations from 10% to 25%. This order remains subject to judicial appeal and/or petitions for reconsideration at the FCC. Although Qwest believes these changes will have a positive effect on its ability to identify potential sources of capital, they will also increase the number of competitors for international traffic. The effect on Qwest of the Telecommunications Act or other new legislation, negotiations or regulations which may become applicable to Qwest cannot be determined.

INTERNATIONAL SETTLEMENTS

  Under the international settlement system, international long distance traffic is exchanged under bilateral correspondent agreements between facilities-based carriers in two countries. Correspondent agreements generally are three to five years in length and provide for the termination of traffic in, and return traffic to, the carriers' respective countries at a negotiated accounting rate, known as the Total Accounting Rate ("TAR"). In addition, correspondent agreements provide for network coordination and accounting and settlement procedures between the carriers. Both carriers are responsible for their own costs and expenses related to operating their respective halves of the end-to-end international connection.

  Settlement costs, which typically equal one-half of the TAR, are the fees owed to another international carrier for transporting traffic on its facilities. Settlement costs are reciprocal between each party to a correspondent agreement at a negotiated rate (which must be the same for all U.S. based carriers, unless the FCC approves an exception). For example, if a foreign carrier charges a U.S. carrier $0.30 per minute to terminate a call in the foreign country, the U.S. carrier would charge the foreign carrier the same $0.30 per minute to terminate a call in the United States. Additionally, the TAR is the same for all carriers transporting traffic into a particular country, but varies from country to country. The term "settlement costs" arises because carriers essentially pay each other on a net basis determined by the difference between inbound and outbound traffic between them.

  The difference in cost between providing domestic long distance and international service is minimal, and technical advances in facilities deployed for international calling are making distance largely irrelevant to cost. Increased worldwide competition has already brought about certain reductions in settlement rates and end user prices, thereby reducing overseas termination costs for United States based carriers. However, it is believed that certain foreign countries use settlement rates to subsidize their domestic call rates. As a result, domestic customers currently pay significantly more for an international call than they do for a domestic long distance call. The FCC has adopted measures intended to overhaul the system of international settlements by mandating that U.S. carriers negotiate settlement rates with foreign correspondents at or below FCC-mandated benchmark levels. Several parties have filed petitions for reconsideration with the FCC or judicial appeals or both following this order, so it remains subject to modification. Additionally, recent worldwide trade negotiations may have a significant impact on settlement rates.

  Qwest believes that the average cost of international telephone calls will be reduced, and anticipates further international opportunities will be created as a result of recent worldwide trade negotiations. On February 15, 1997, representatives of 70 countries, including the United States, finalized the World Trade Organization ("WTO") Basic Telecommunications Agreement ("WTO Agreement"), a compact addressing market access, investment and pro-competitive regulatory principles in areas currently generating over 95% of the world's telecommunications revenue. The WTO Agreement was scheduled to take effect January 1, 1998, but some countries have urged a delay to permit member countries to complete their domestic implementation of the agreement. Among other things, the agreement provides U.S. companies market access for local, long distance and international service in 53 historically monopolized countries through any means of network technology, either as a facilities-based provider or as a reseller of existing network capacity. The countries providing market access for telecommunications services as a result of the WTO Agreement account for 99% of the world's telecommunications revenue. Although some countries have reserved specific exceptions, the agreement generally ensures that U.S. companies may acquire, establish, or hold a significant stake in telecommunications companies around the world, and that foreign companies may acquire, establish or hold such a stake in U.S. telecommunications companies. Additionally, pro-competitive regulatory principles based largely upon the Telecommunications Act were adopted by 65 countries within the WTO Agreement. U.S. companies will be able to enforce these principles, as well as the WTO Agreement's market access and investment commitments, at the WTO and through enabling legislation in the U.S. Qwest expects to benefit from the anticipated effects of the WTO Agreement, but cannot predict where or when such opportunities may present themselves.

STATE REGULATION

  Qwest's intrastate long distance telecommunications operations are subject to various state laws and regulations including, in many jurisdictions, certification and tariff filing requirements.

  Generally, Qwest must obtain and maintain certificates of authority from regulatory bodies in most states in which it offers intrastate services. In most of these jurisdictions Qwest must also file and obtain prior regulatory approval of tariffs for its intrastate services. Certificates of authority can generally be conditioned, modified, canceled, terminated, or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations, and policies of the state regulatory authorities. Fines and other penalties also may be imposed for such violations. Qwest is currently authorized to provide intrastate services in 47 states, and has a pending application for authority to provide intrastate services in one additional state. Qwest intends to have authority in all states where competition is allowed.

  Those states that permit the offering of intrastate/intra-LATA service by interexchange carriers generally require that end users desiring to use such services dial special access codes. Historically, this has put Qwest at a competitive disadvantage compared with LECs whose customers can make intrastate/intra-LATA calls simply by dialing 1 plus the desired number. If a long distance carrier's customer attempts to make an intra-LATA call by simply dialing 1 plus the desired number, the call will be routed to and completed by the LEC. Regulatory agencies in a number of states have issued decisions that would permit Qwest and other interexchange carriers to provide intra-LATA calling on a 1 + basis. Further, the Telecommunications Act requires in most cases that the RBOCs provide such dialing parity coincident to their providing in-region inter-LATA services. Qwest expects to benefit from the ability to offer 1 + intra-LATA services in states that allow this type of dialing parity.

LOCAL REGULATION

  Qwest is occasionally required to obtain street use and construction permits and licenses and/or franchises to install and expand its fiber optic network using municipal rights-of-way. Termination of the existing franchise or license agreements prior to their expiration dates or a failure to renew the franchise or license agreements and a requirement that Qwest remove its facilities or abandon its network in place could have a material adverse effect on Qwest. In some municipalities where Qwest has installed or anticipates constructing networks, it will be required to pay license or franchise fees based on a percentage of gross revenue or on a per linear foot basis. There can be no assurance that, following the expiration of existing franchises, fees will remain at their current levels. In addition, Qwest could be at a competitive disadvantage if its competitors do not pay the same level of fees as Qwest. However, the Telecommunications Act requires municipalities to manage public rights-of-way in a competitively neutral and non-discriminatory manner.

OTHER

  Qwest monitors compliance with federal, state and local regulations governing the discharge and disposal of hazardous and environmentally sensitive materials, including the emission of electromagnetic radiation. Qwest believes that it is in compliance with such regulations, although there can be no assurance that any such discharge, disposal or emission might not expose Qwest to claims or actions that could have a material adverse effect on Qwest.

                  SELECTED HISTORICAL FINANCIAL DATA OF QWEST

  The selected data presented below under the captions "Statement of Operations Data," "Other Financial Data" and "Balance Sheet Data" as of the end of and for each of the years in the five-year period ended December 31, 1996 have been taken or derived from the historical audited Consolidated Financial Statements of Qwest. The financial data as of the end of and for the nine months ended September 30, 1997 and 1996 have been taken or derived from unaudited interim financial statements. The unaudited interim financial statements include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of the financial position as of the end of and results of operations for these interim periods. Results of operations for the interim periods are not necessarily indicative of the results of operations for a full year. Consolidated Financial Statements of Qwest as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 and unaudited interim financial statements as of the end of and for the nine months ended September 30, 1997 and 1996 are included elsewhere in this Proxy Statement/Prospectus. The information set forth below should be read in conjunction with the discussion under "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "BUSINESS OF QWEST" and the Historical Consolidated Financial Statements and the unaudited Pro Forma Combined Financial Statements of Qwest and the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus.

                                                                         NINE MONTHS
                                                                            ENDED
                                  YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                          -------------------------------------------  ----------------
                           1992     1993     1994     1995     1996     1996     1997
                          -------  -------  -------  -------  -------  -------  -------
                                              (IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Revenue:
 Carrier
  services(1)(2)(3).....  $41,561   53,064   50,240   67,789   57,573   45,106   39,062
 Commercial services....      --       969    8,712   20,412   34,265   25,475   38,033
                          -------  -------  -------  -------  -------  -------  -------
                           41,561   54,033   58,952   88,201   91,838   70,581   77,095
 Network construction
  services(4)...........   11,751   15,294   11,921   36,901  139,158   59,255  413,226
                          -------  -------  -------  -------  -------  -------  -------
 Total revenue..........   53,312   69,327   70,873  125,102  230,996  129,836  490,321
                          -------  -------  -------  -------  -------  -------  -------
Operating expenses
 Telecommunications
  services..............   31,557   41,240   48,239   81,215   80,368   62,399   65,310
 Network construction
  services..............    9,730   15,515    9,369   32,754   87,542   37,661  282,472
 Selling, general and
  administrative(5).....   10,270   15,622   21,516   37,195   45,755   34,230   59,987
 Growth share plan(6)...    2,000    2,600      --       --    13,100      --    69,320
 Depreciation and
  amortization..........    5,020    5,270    2,364    9,994   16,245   11,890   13,114
                          -------  -------  -------  -------  -------  -------  -------
 Total operating
  expenses..............   58,577   80,247   81,488  161,158  243,010  146,180  490,203
                          -------  -------  -------  -------  -------  -------  -------
Earnings (loss) from
 operations.............   (5,265) (10,920) (10,615) (36,056) (12,014) (16,344)     118
Gain on sale of contract
 rights(7)..............      --       --       --       --       --       --     9,296
Gain on sale of
 telecommunications
 service agreements(2)..      --       --       --       --     6,126    6,126      --
Gain on sale of
 network(1).............      --   126,521      --       --       --       --       --
Interest income
 (expenses), net........   (2,687)  (3,127)     (28)  (2,466)  (4,373)  (3,106)  (2,974)
Other income (expense),
 net....................     (610)    (763)     (42)      55       60      113   (1,986)
                          -------  -------  -------  -------  -------  -------  -------
Earnings (loss) before
 income taxes...........   (8,562) 111,711  (10,685) (38,467) (10,201) (13,211)   4,454
Income tax expense
 (benefit)..............   (1,988)  43,185   (3,787) (13,336)  (3,234)  (4,310)   2,191
                          -------  -------  -------  -------  -------  -------  -------
Net earnings (loss).....  $(6,574)  68,526   (6,898) (25,131)  (6,967)  (8,901)   2,263
                          =======  =======  =======  =======  =======  =======  =======
Earnings (loss) per
 share(8)...............  $ (0.04)    0.39    (0.04)   (0.14)   (0.04)   (0.05)    0.01
Weighted average number
 of shares
 outstanding(8).........  176,316  176,316  176,316  176,316  176,316  176,316  187,890

                                                                         NINE MONTHS
                                                                            ENDED
                                 YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                         --------------------------------------------  -----------------
                           1992     1993     1994     1995     1996     1996      1997
                         --------  -------  -------  -------  -------  -------  --------
                                              (IN THOUSANDS)
OTHER FINANCIAL DATA:
EBITDA(9)............... $   (855)    (824)  (6,338) (26,007)   6,912   (2,742)   11,246
Net cash provided by
 (used in) operating
 activities............. $  1,377   (7,125)   3,306  (56,635)  32,524   (9,340)  (60,072)
Net cash provided by
 (used in) investing
 activities............. $(11,202) 107,496  (41,712) (58,858) (52,622) (44,353) (196,304)
Net cash provided by
 (used in) financing
 activities............. $ 11,549  (95,659)  34,264  113,940   25,519   56,338   436,202
Capital
 expenditures(10)....... $ 11,000    3,794   40,926   48,732   85,842   49,573   271,332

                                                                      AS OF
                                    AS OF DECEMBER 31,            SEPTEMBER 30,
                           ------------------------------------- ---------------
                            1992    1993   1994   1995    1996    1996    1997
                           ------- ------ ------ ------- ------- ------- -------
                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
 equivalents.............  $ 2,467  7,179  3,037   1,484   6,905   4,129 186,731
Property and equipment,
 net.....................  $34,628 23,666 63,009 114,748 186,535 154,389 444,816
Total assets.............  $52,735 60,754 89,489 184,178 264,259 225,520 908,478
Long-term debt, including
 current portion.........  $27,600  2,141 27,369  90,063 134,461 127,094 284,728
Total liabilities........  $51,482 48,675 64,908 157,703 254,817 207,946 539,627
Total stockholders'
 equity..................  $ 1,253 12,079 24,581  26,475   9,442  17,574 368,851

--------
 (1) After deducting the carrying value of the assets sold and direct costs associated with the 1993 Capacity Sale, Qwest recognized a gain of approximately $126.5 million. See "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS OF QWEST."
 (2) In July 1996, Qwest sold the telecommunications service agreements of its dedicated line customer business on leased capacity to an unrelated third party for $5.5 million and had received $4.5 million of the purchase price in cash as of December 31, 1996. As a result of the sale, Qwest recognized a gain of approximately $6.1 million. See "QWEST MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."
 (3) Qwest acquired the Microwave System through its purchase of Qwest Transmission Inc. in January 1995, and the acquired company contributed $13.2 million to total revenue for the year ended December 31, 1995.
 (4) In 1996 and 1997, Qwest entered into construction contracts for sales of dark fiber with Frontier, WorldCom and GTE whereby Qwest agreed to sell dark fiber along the route of the Qwest Network for a purchase price of approximately $952.0 million. As a result of the activity under these agreements, Qwest recorded Network Construction Services revenue of approximately $121.0 million in 1996 and approximately $374.0 million in the nine months ended September 30, 1997. See "BUSINESS OF QWEST--The Qwest Network--Dark Fiber Sales."
 (5) Selling, general and administrative expenses include the following nonrecurring expenses incurred by Qwest: (i) $5.6 million in 1993 to provide for the transfer of customers to leased capacity as a result of the 1993 Capacity Sale; (ii) $2.0 million in 1994 to relocate its corporate headquarters from San Francisco to Denver and consolidate its administrative functions in Denver; and (iii) $1.6 million and $2.6 million for the nine months ended September 30, 1996 and the twelve months ended December 31, 1996, respectively, to restructure its operations, including the direct sales group.
 (6) Growth Share Plan expenses reflect compensation expense related to the estimated increase in the value of the growth shares outstanding. Upon completion of Qwest's initial public offering in June 1997 (the "Initial Public Offering") certain Growth Shares vested in full, which resulted in the issuance in July 1997 of 2,591,532 shares of Qwest Common Stock, as adjusted to give effect to the Qwest Stock Split, as described in note
     (8) below, net of cash payments of approximately $21.9 million related to tax withholdings. See "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and note 15 to the Consolidated Financial Statements of Qwest.
 (7) In March 1997, Qwest sold certain contract rights related to the 1993 Capacity Sale for $9.0 million. As of September 30, 1997, Qwest has received $9.0 million in consideration and has reduced its liability for associated costs by approximately $0.7 million. See "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."
 (8) Earnings (loss) per share and weighted average number of shares outstanding are adjusted to give effect for all periods presented to the Qwest 2 for 1 Stock Split to be effected in the form of a stock dividend to Qwest shareholders of record on February 2, 1998, payable on February 24, 1998, and to reflect an increase in the authorized capital stock of Qwest and a stock dividend of 172,980,000 shares, as adjusted for the Qwest Stock Split, effected prior to the Initial Public Offering.

 (9) EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization, certain nonrecurring expenses described in note 5 above, gain on sale of contract rights in 1997, gain on sale of telecommunications service agreements in 1996 and gain on the 1993 Capacity Sale (which are nonrecurring). EBITDA includes earnings from the construction contracts for the sale of dark fiber that Qwest will use to provide cash for the construction cost of the Qwest Network. EBITDA does not represent cash flow for the periods presented and should not be considered as an alternative to net earnings (loss) as an indicator of Qwest's operating performance or as an alternative to cash flows as a source of liquidity and may not be comparable with EBITDA as defined by other companies. Qwest believes that EBITDA is commonly used by financial analysts and others in the telecommunications industry. Without the effect on Growth Share Plan expense, EBITDA would have been $20.0 million, $1.8 million and $1.1 million for the years ended December 31, 1996, 1993 and 1992, respectively, and $80.6 million for the nine months ended September 30, 1997.
(10) Capital expenditures include expenditures for property and equipment, accrued capital expenditures, capital expenditure financed with the equipment credit facility and initial obligations under capital leases.

      QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with Qwest's audited Consolidated Financial Statements and unaudited interim financial statements and the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus.

OVERVIEW

  Qwest is a facilities-based provider of multi-media communications services to interexchange carriers and other telecommunications entities ("Carrier Services"), businesses and consumers ("Commercial Services") and constructs and installs fiber optic communications systems for interexchange carriers and other telecommunications entities, as well as for its own use ("Network Construction Services"). Qwest is expanding its existing long distance network into the Qwest Network, an approximately 16,000 route mile coast-to-coast, technologically advanced, fiber optic telecommunications network. Management believes that the Qwest Network will position Qwest to take advantage of the rapidly growing demand for data transmission, multi-media and long haul voice capacity.

  Founded in 1988 as Southern Pacific Telecommunications Company, a subsidiary of Southern Pacific Transportation Company ("Southern Pacific"), Qwest began operations by constructing fiber optic conduit systems along Southern Pacific's railroad rights-of-way primarily for major long distance carriers in exchange for cash and capacity rights. Since then, Qwest has used its construction operations as a platform to expand into the business of providing telecommunications services. In 1995, Qwest enhanced its ability to provide telecommunications services by acquiring the Microwave System through its purchase of Qwest Transmission Inc. for $18.8 million and by completing and activating the Cal-Fiber system. Qwest derives its revenue from Carrier Services, Commercial Services and Network Construction Services.

  In October 1997, Qwest and NSN consummated an agreement whereby Qwest acquired from NSN all of the issued and outstanding shares of capital stock of NSN's then wholly-owned subsidiary, SuperNet and the capital stock of SuperNet issued at the closing of the acquisition, for $20.0 million in cash. The acquisition was accounted for using the purchase method of accounting. See the financial statements of SuperNet and the unaudited pro forma combined financial statements of Qwest and the notes thereto appearing elsewhere in this Proxy Statement/Prospectus.

  Carrier Services. Carrier Services provide high volume and conventional dedicated line services over Qwest's owned capacity and switched services over owned and leased capacity to interexchange carriers and other telecommunications providers. Qwest entered the Carrier Services market in 1988 by marketing and providing dedicated line services to other carriers using the long distance capacity that it had received under construction contracts to build conduit systems principally for MCI. Through the acquisition of a carrier's carrier in 1990, Qwest increased its presence in the Carrier Services market and expanded its geographic coverage of digital dedicated line services to other long distance companies. Qwest sold substantially all of its owned capacity rights and related equipment in 1993 in exchange for $185.0 million and the right to use excess capacity free of charge to provide service to its dedicated line customers for the twelve-month period following the date of the sale (the "1993 Capacity Sale"). As a result of this arrangement, Qwest's cost of providing dedicated line services to its carrier customers as a percentage of revenue was lower in 1994 than in subsequent years. When this arrangement expired, the cost of providing dedicated line services on a resale basis became substantially greater than the cost of providing dedicated line services over Qwest's owned network. Qwest sold its resale dedicated line services in July 1996 to another long distance company, retaining primarily those dedicated line customers it serviced on its owned network. As a result of this transaction, Qwest experienced a reduction in revenue in 1996 and the first nine months of 1997 compared with prior periods; however, Qwest expects to increase Carrier Services gross margins upon completion of segments of the Qwest Network as additional owned capacity becomes available and Qwest expands its Carrier Services customer base through increased sales and marketing efforts.

  Revenues from Carrier Services are derived from high volume capacity services, dedicated line services and switched services. Qwest provides high volume transmission capacity services through service agreements for terms of one year or longer. Dedicated line services are generally offered under service agreements for an initial term of one year. High volume capacity service agreements and dedicated line service agreements generally provide for "take or pay" monthly payments at fixed rates based on the capacity and length of circuit used. Customers are typically billed on a monthly basis and also may incur an installation charge or certain ancillary charges for equipment. After contract expiration, the contracts may be renewed or the services may be provided on a month-to-month basis. Switched services agreements are generally offered on a month-to-month basis and the service is billed on a minutes-of-use basis. Revenues from carrier customers that are billed on a minutes-of-use basis have the potential to fluctuate significantly based on changes in usage that are highly dependent on differences between the prices charged by Qwest and its competitors. Qwest, however, has not experienced significant fluctuations to date. For the nine months ended September 30, 1997 and year ended December 31, 1996, Qwest's five largest carrier customers accounted for approximately 41.3% and 35.0% of Carrier Services revenue, respectively.

  Commercial Services. Commercial Services provide long distance voice, data and video services to businesses and consumers. Qwest entered the Commercial Services market in June 1993 by offering and selling switched services principally to small- and medium-sized businesses using one switch located in Dallas, Texas. Qwest added switching capacity late in 1995 and during 1996 in Denver, Los Angeles, Tampa, and Indianapolis. Qwest anticipates adding more switching capacity to the Qwest Network as it becomes operational and as minutes of traffic increase. Qwest plans to build on its Carrier Services experience to expand its presence in the Commercial Services market by developing its distinctive "ride the light" brand identity and aggressively marketing its existing and planned voice, data and other transmission products and services. Qwest plans to build direct end user relationships by developing strong distribution channels, providing competitive pricing and superior network quality and offering enhanced, market-driven services to businesses and consumers.

  Revenue from Commercial Services is recognized primarily on a minutes-of-use basis. Commercial Services has generated revenue using three primary sales channels: direct mail, agent and telemarketing. The Commercial Services market is highly competitive and generally subject to significant customer attrition. Qwest's attrition rates vary by product line and sales channel, and Qwest typically has experienced an average monthly attrition rate ranging from 4% to 9%. The average attrition rate for the nine months ended September 30, 1997 has been consistent with historical rates. In September 1997, Qwest entered into an arrangement with a third party under which they will jointly define and test new broadband business multimedia services. Qwest has also entered into marketing agreements in September 1997 with two additional third parties. Under one of these agreements, the third party, a marketing company that wholesales and retails telecommunications products on a national basis, will be an authorized sales representative of Qwest, marketing Qwest's long-distance products through affinity groups. Under the second of these agreements, Qwest will offer its One Plus and Calling Card services (with competitive international pricing for both) to utilities across the nation along with other services provided by the third party under its Simple
Choice SM brand name.

  Network Construction Services. Network Construction Services consist of the construction and installation of fiber optic communication systems for interexchange carriers and other telecommunications providers, as well as for Qwest's own use. Qwest began operations in 1988 constructing fiber optic conduit systems primarily for major long distance carriers in exchange for cash and capacity rights. In 1996, Qwest entered into major construction contracts for the sale of dark fiber to Frontier and WorldCom whereby Qwest has agreed to install and provide dark fiber to each along the Qwest Network. Qwest also entered into two substantial construction contracts with GTE in 1997 for the sale of dark fiber along the entire route of the Qwest Network. After completion of the Qwest Network, Qwest expects that revenues from Network Construction Services will be less significant to Qwest's operations. See "BUSINESS OF QWEST--The Qwest Network--Dark Fiber Sales."

  Revenues from Network Construction Services generally are recognized under the percentage of completion method as performance milestones relating to the contract are satisfactorily completed. Losses, if any, on uncompleted contracts are expensed in the period in which they are identified and any revisions to estimated profits on a contract are recognized in the period in which they become known.

  Pricing. Qwest believes that prices in the telecommunication services industry will continue to decline as a result of reforms prompted by the Telecommunications Act and reform of the rules governing access charges and international settlement rates. Qwest also believes that such decreases in prices will be partially offset by increased demand for telecommunications services, and that the low cost base of the Qwest Network will give it a competitive advantage relative to its competitors.

  Operating Expenses. Qwest's principal operating expenses consist of expenses for network construction incurred by Network Construction Services, telecommunications services, SG&A and depreciation and amortization. Expenses for Network Construction Services primarily consist of the costs to construct the Qwest Network, including conduit, fiber cable, construction crews and rights-of-way. Costs attributable to the construction of the Qwest Network for Qwest's own use are capitalized.

  Expenses for telecommunications services primarily consist of the cost of leased capacity, LEC access charges, engineering and operating costs. Since Qwest currently provides dedicated line services only over its own network, the cost of providing these services generally does not include the cost of leased capacity or LEC access charges. Expenses for switched services, however, include these costs. Qwest leases capacity from other carriers to extend its switched services for originating and terminating traffic beyond its own network boundaries. LEC access charges, which are variable, represent a significant portion of the total cost for switched services. Due in part to these costs, revenues from switched services have lower gross margins than revenues from dedicated line services provided by Qwest. When the Qwest Network is completed and activated, Qwest will be able to serve more customer needs over its own capacity on the Qwest Network. Furthermore, with additional switched traffic on the Qwest Network, Qwest believes it will realize economies of scale and thereby lower its cost of sales as a percentage of revenue.

  SG&A expenses include the cost of salaries, benefits, occupancy costs, commissions, sales and marketing expenses and administrative expenses. Commercial services sales and marketing expenses have been incurred primarily through the use of its agent, telemarketing, and direct sales channels. Qwest has incurred increased SG&A due to growth in revenue for Carrier Services and Commercial Services and development of the Qwest Network. Qwest is continuing to open commercial sales offices in selected major geographic markets to implement Qwest's strategy, as segments of the Qwest Network become operational. In addition, SG&A expenses have increased due to Qwest's recruitment of experienced telecommunications industry personnel to implement Qwest's strategy. Qwest anticipates that as it deploys and activates the Qwest Network, expands its Carrier Services and Commercial Services and initiates its direct sales operations, SG&A will continue to increase. See "MANAGEMENT OF QWEST."

  Qwest has a Growth Share Plan for certain of its employees and directors. Growth Share Plan expense, included in Operating Expenses, reflects Qwest's estimate of compensation expense with respect to the Growth Shares issued to participants. A "Growth Share" is a unit of value based on the increase in value of Qwest over a specified measuring period. Growth Shares granted under the Plan generally vest at the rate of 20% for each full year of service completed after the grant date subject to risk of forfeiture. Participants receive their vested portion of the increase in value of the Growth Shares upon a triggering event, as defined, which includes the end of a growth share performance cycle. Upon completion of the Initial Public Offering in June 1997, certain Growth Shares vested in full and became payable, which resulted in substantial compensation expense under the Growth Share Plan in the second quarter of 1997. Qwest issued 2,591,532 shares of Qwest Common Stock in July 1997, which were net of cash payments of amounts related to tax withholdings, in settlement of the accrued liability related to these Growth Shares. Effective with the Initial Public Offering, all holders of Growth Shares not vested by virtue of the Initial Public Offering have been granted nonqualified stock options under Qwest's Equity Incentive Plan, and the value of their Growth Shares has been capped based upon the Initial Public Offering price of $11.00 per share (as adjusted to reflect the Qwest Stock Split). Future compensation expense relating to these nonvested Growth Shares will be recognized over the remaining approximately four-year vesting period and is estimated to be up to approximately $27.7 million in total as of September 30, 1997. Payment of the liability related to these Growth Shares is required to be paid in Qwest Common Stock, net of cash payments related to the tax withholdings. Qwest does not anticipate any future grants under the Growth Share Plan.

  Qwest has created a project team, including internal and external resources, that is in the process of identifying and addressing the impact on its operating and application software and products of problems and uncertainties related to the year 2000. Qwest expects to resolve year 2000 compliance issues primarily through replacement and normal upgrades of its software and products, the cost of which replacements and upgrades are included in Qwest's estimated capital expenditures through 1999. However, there can be no assurance that such replacements and upgrades can be completed on schedule and within the estimated costs. See "RISK FACTORS--Risk Factors Relating to Qwest and Its Business--Operating Losses and Working Capital Deficits."

RESULTS OF OPERATIONS

  The table set forth below summarizes Qwest's percentage of revenue by source and operating expenses as a percentage of total revenues:

                                                                 NINE MONTHS
                                                                    ENDED
                                YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                             ---------------------------------  --------------
                             1992   1993   1994   1995   1996    1996    1997
                             -----  -----  -----  -----  -----  ------  ------
Revenue:
  Carrier Services..........  78.0%  76.5%  70.9%  54.2%  24.9%   34.7%    8.0%
  Commercial Services.......   --     1.4   12.3   16.3   14.8    19.6     7.8
                             -----  -----  -----  -----  -----  ------  ------
                              78.0   77.9   83.2   70.5   39.7    54.3    15.8
  Network Construction
   Services.................  22.0   22.1   16.8   29.5   60.3    45.7    84.2
                             -----  -----  -----  -----  -----  ------  ------
  Total Revenue............. 100.0  100.0  100.0  100.0  100.0   100.0   100.0
Operating Expenses:
  Telecommunications
   services.................  59.2   59.5   68.1   64.9   34.8    48.1    13.3
  Network construction
   services.................  18.3   22.4   13.2   26.2   37.9    29.0    57.6
  Selling, general and
   administrative...........  19.2   22.5   30.4   29.7   19.8    26.4    12.2
  Growth Share Plan.........   3.8    3.8    --     --     5.7     --     14.1
  Depreciation and
   Amortization.............   9.4    7.6    3.3    8.0    7.0     9.1     2.8
                             -----  -----  -----  -----  -----  ------  ------
  Total Operating Expenses.. 109.9% 115.8% 115.0% 128.8% 105.2%  112.6%  100.0%

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

  Qwest reported net income of $2.3 million in the nine months ended September 30, 1997 compared to a net loss of $8.9 million in the same period of the prior year. Excluding the effect of the compensation expense relating to the Growth Share Plan, net of income tax, Qwest's reported net income would have been approximately $46.6 million for the nine months ended September 30, 1997.

  Revenue. Total revenue increased $360.5 million, or 278%, during the nine months ended September 30, 1997 as compared to the corresponding period in 1996. Revenue from Network Construction Services increased $354.0 million, or 597%, during the nine months ended September 30, 1997 as compared to the corresponding period in 1996. The increase was due primarily to network construction revenue from dark fiber sales to WorldCom, GTE and Frontier. Carrier Services revenue decreased $6.0 million, or 13%, for the nine months ended September 30, 1997 compared with the corresponding period in 1996, primarily due to Qwest's sale of its resale dedicated line services on leased capacity in July 1996. The sold business generated revenue of $18.8 million for the nine months ended September 30, 1996. Exclusive of this revenue, Carrier Services revenue increased $12.8 million, or 48%, during the nine months ended September 30, 1997, as compared to corresponding period of 1996. This increase in Carrier Services revenue was due primarily to increases in revenue from carrier switched services and carrier dedicated line services provided on the Qwest Network. Commercial Services revenue increased $12.6 million, or 49%, for the nine months ended September 30, 1997 as compared to the corresponding period in 1996. The increase was due primarily to growth in switched services provided to small- and medium-sized business and to consumers as a result of continued expansion of Qwest's direct mail, agent and telemarketing sales channels.

  Operating Expenses. Total operating expenses increased $344.0 million, or 235%, during the nine months ended September 30, 1997 over the same period in 1996, due primarily to increases in telecommunication services, network construction services, SG&A, Growth Share Plan and depreciation and amortization expenses.

  Expenses for telecommunications services increased $2.9 million, or 5%, for the nine months ended September 30, 1997 compared to the corresponding period in the prior year. The growth in telecommunications service expenses was primarily attributable to the continued growth in switched services network engineering and operations, partially offset by the reduction in expenses resulting from the sale on July 1, 1996 of Qwest's dedicated line services on leased capacity. Expenses for Network Construction Services increased $244.8 million, or 650%, in the nine months ended September 30, 1997 compared to the corresponding period in 1996 due to costs of construction contracts relating to increased dark fiber sales revenue.

  SG&A increased $25.8 million, or 75%, in the nine months ended September 30, 1997 compared to the corresponding period of 1996. The increase was due primarily to increases in expenses related to the following: Qwest's direct mail sales program, the development of Qwest's new brand identity, administrative and information services support of Qwest's growth, and recruiting and hiring additional personnel. Qwest anticipates that as it deploys the Qwest Network, expands its Carrier Services and Commercial Services, and initiates its direct sales operations, SG&A will continue to increase.

  Qwest has estimated an increase in the value of Growth Shares primarily triggered by the Initial Public Offering in June 1997, and has recorded approximately $69.3 million of additional compensation expense in the nine months ended September 30, 1997. No expense was recognized in the nine months ended September 30, 1996, as there were no compensatory elements in that period. As discussed above, as of September 30, 1997, Qwest anticipated total additional expense of up to approximately $27.7 million through the year 2002 in connection with this plan.

  Qwest's depreciation and amortization expense increased $1.2 million, or 10%, during the nine months ended September 30, 1997 from the corresponding period in 1996. This increase resulted primarily from activating the Denver to Sacramento segment of the Qwest Network in late July 1997, purchases of additional equipment used in constructing the Qwest Network and purchases of other fixed assets to accommodate Qwest's growth. Qwest expects that depreciation and amortization expense will continue to increase in subsequent periods as Qwest continues to activate additional segments of the Qwest Network and amortizes the goodwill acquired with the SuperNet purchase (discussed above).

  Interest and Other Income (Expense). Pursuant to the 1993 Capacity Sale, Qwest obtained certain rights of first refusal to re-acquire network communications equipment and terminal locations including leasehold improvements should the purchaser, under that agreement, sell the network. In the first quarter of 1997, Qwest sold certain of these rights to the purchaser in return for $9.0 million in cash and the right to re-acquire certain terminal facilities.

  As previously discussed, Qwest sold a portion of its dedicated line services in July 1996. During the transition of the service agreements to the buyer, Qwest incurred certain facilities costs on behalf of the buyer, which were to be reimbursed to Qwest. A dispute arose with respect to the reimbursement of such costs and, as a result, Qwest made a provision of approximately $2.0 million in the first quarter of 1997.

  During the nine months ended September 30, 1997 Qwest's net interest and other expenses increased $2.0 million, as compared to the corresponding period of 1996. Interest expense, net, increased $3.9 million, or 78%, during the nine months ended September 30, 1997, as compared to the corresponding period of 1996. This increase was due primarily to interest expense related to the issuance of $250.0 million in principal amount of its 10 7/8% Senior Notes due 2007 (the "Senior Notes") on March 31, 1997, partially offset by additional capitalized interest resulting from construction of the Qwest Network. Interest income increased by $4.0 million, or 211%, during the nine months ended September 30, 1997, attributable to the increase in cash equivalent balances, which resulted from the issuance of the Senior Notes and the Initial Public Offering. During the nine months ended September 30, 1997, Qwest's other expense, net, increased $2.1 million, as compared to the corresponding period of 1996 due primarily to the provision for transition service costs described in the previous paragraph. Qwest expects interest expense to grow in future periods due to the issuance in October 1997 of its 9.47% Senior Discount Notes (discussed below) and the issuance in January 1998 of its New Senior Discount Notes.

  Income Taxes. Qwest is included in the consolidated federal income tax return of Anschutz Company, and a tax sharing agreement provides for allocation of tax liabilities and benefits to Qwest, in general, as though it filed a separate tax return. Qwest's effective tax rate for the nine months ended September 30, 1997 was higher than the statutory federal rate as a result of permanent differences between book and tax expense relating to the Growth Share Plan. Qwest's effective tax rate in the corresponding period of 1996 approximated the statutory federal rate.

  Net Loss. Qwest realized net income of $2.3 million in the nine months ended September 30, 1997 compared to a net loss of $8.9 million in the corresponding period of 1996 as a result of the factors discussed above.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Revenue. Total revenue increased $105.9 million, or 85%, to $231.0 million in 1996 from $125.1 million in 1995 due primarily to significantly higher revenue from Network Construction Services, as well as increased revenue from Commercial Services, offset in part by lower revenue from Carrier Services. Revenue from Network Construction Services increased $102.3 million, or 277%, to $139.2 million 1996 from $36.9 million in 1995 due to network construction revenue from dark fiber sales approximately $121.0 million to WorldCom and Frontier. Commercial Services revenue increased $13.9 million, or 68%, to $34.3 million in 1996 from $20.4 million in 1995. This increase is largely attributable to growth in wished services provided to small- and medium-sized business and consumers as a result of the expansion of Qwest's agent, telemarketing and direct mail sales channels. Carrier Services revenue decreased $10.2 million or 15%, to $57.6 million in 1996 from $67.8 million in 1995 primarily due to deceases in revenue resulting from Qwest's sale of a portion of its dedicated line services on leased capacity on July 1, 1996. The sold business generated revenues of $18.8 million for the nine months ended September 30, 1996 and $39.7 million for the year ended

December 31, 1995. The decrease in Carrier Services revenue was partially offset by an increase in revenue from carrier switched services, which increased to $19.4 million in 1996 from $13.8 million in 1995.

  Operating Expenses. Total operating expenses increased $81.9 million, or 51%, to $243.0 million in 1996 from $161.2 million in 1995 due primarily to increases in Network Construction Services, SG&A and compensation expenses associated with the Growth Share Plan. Expenses for telecommunications services decreased $0.8 million or 1%, to $80.4 million in 1996 from $81.2 million in 1995. The sale on July 1, 1996 of Qwest's dedicated line services on leased capacity generated a reduction in expenses, which was partially offset by telecommunications services expenses associated with the growth in switched services and servicing the Qwest Network. Expenses for Network Construction Services increased $54.8 million or 167%, to $87.5 minion in 1996 from $32.8 million in 1995. This increase was due to cost of construction contracts relating to dark fiber sales.

  SG&A expenses increased $8.6 million, or 23% to $45.8 million in 1996 from $37.2 million in 1995. Qwest focused additional SG&A expenses as a result of growth in Qwest's telecommunications services and the construction of the Qwest Network, including additional sales commissions on higher revenue, expenses incurred in the implementation of Qwest's direct mail sales channel and expenses for customer service personnel added to support Qwest expansion of its commercial customer base. The SG&A expenses in 1996 also included restructuring expenses of $1.6 million incurred by Qwest as a result of its decision to close 13 sales offices and the termination of approximately 130 employees involved in sales, marketing and administrative functions. As a result of this restructuring, Qwest experienced a reduction in payroll, commissions and rental expense. Qwest anticipates that as it deploys the Qwest Network and expands its Carrier Services and Commercial Services, SG&A expenses will continue to increase.

  Under the Growth Share Plan, Qwest estimated a $13.1 million increase in value of the growth shares at December 31, 1996, due to the Frontier dark fiber sale. No expense was recognized for the year ended December 31, 1995, as there were no significant compensatory elements in those periods.

  Qwest's depreciation and amortization expense increased $6.3 million, or 63%, to $16.2 million in 1996 from $10.0 million in 1995. This increase was primarily due to Qwest's investment in the Qwest Network. Qwest expects that depreciation and amortization expense will continue to increase in subsequent periods as Qwest continues to invest in the Qwest Network.

  Interest and Other Income (Expense). Qwest's net interest and other expenses increased $1.9 million, or 79%, to $4.3 million in 1996 from $2.4 million in 1995. This increase was primarily attributable to additional debt incurred in 1996 to finance capital expenditures and to provide working capital.

  Income Taxes. Qwest is included in the consolidated federal income tax return of Anschutz Company, and a tax sharing agreement provides for allocation of tax liabilities and benefits to Qwest, in general, as though it filed a separate tax return. Qwest's effective tax rate in 1996 and 1995 approximated the statutory federal rate. The difference between the income tax benefit of $13.3 million in 1995 compared to $3.2 million benefit in 1996 resulted from a $28.3 million decrease in loss before income tax benefit from $38.5 million in 1995 to $10.2 million in 1996.

  Net Loss. Qwest experienced a net loss of $7.0 million in 1996 compared to a net loss of $25.1 million in 1995 as a result of the factors discussed above.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Revenue. Total revenue increased $54.2 million, or 77%, to $125.1 million in 1995 from $70.9 million in 1994 due to growth in revenue in each of the three services provided by Qwest. Revenue from Carrier Services increased $17.5 million, or 35%, to $67.8 million in 1995 from $50.2 million in 1994 primarily as a result of Qwest's acquisition of the Microwave System, which contributed $13.2 million in revenue in 1995. Commercial Services revenue increased $11.7 million, or 134%, to $20.4 million in 1995 from $8.7 million in 1994 due to increased business arising from Qwest's marketing efforts. Revenue from Network Construction Services increased $25.0 million, or 210%, to $36.9 million in 1995 from $11.9 million in 1994, primarily due to increased revenue under a contract with MCI for the construction of fiber optic conduit routes.

  Operating Expenses. Total operating expenses increased $79.7 million, or 98%, to $161.2 million in 1995 from $81.5 million in 1994. Expenses for telecommunications services increased $33.0 million, or 68%, to $81.2 million in 1995 from $48.2 million in 1994 primarily due to increased costs of providing long distance and dedicated line services associated with growth in volume and the expiration of free leased capacity under the facility agreement related to the 1993 Capacity Sale, partially offset by savings derived from transferring dedicated line services customers from leased capacity to the Cal-Fiber system. Expenses for Network Construction Services increased $23.4 million, or 250%, to $32.8 million in 1995 compared to $9.4 million in 1994. The increase in operating expenses was due in large part to increased construction activity under a contract with MCI for the construction of conduit routes.

  SG&A expenses increased $15.7 million, or 73%, to $37.2 million in 1995 from $21.5 million in 1994. This increase was primarily attributable to the expansion in Qwest's sales and marketing efforts and an increase in administrative expenses due to the expansion of Qwest's administrative organization to support the growth in revenue.

  Depreciation and amortization expense increased $7.6 million, or 323%, to $10.0 million in 1995 from $2.4 million in 1994 primarily due to the investment in the Microwave System and the Cal-Fiber system becoming fully operational in early 1995.

  Interest and Other Income (Expense). Qwest's net interest and other expenses increased $2.3 million to $2.4 million in 1995 from $0.1 million in 1994 as a result of additional debt incurred in 1995 to finance the acquisition of the Microwave System and the interest charges related to financing the Cal-Fiber system. Interest charges related to the Cal-Fiber system were capitalized during the construction period, which was completed in February 1995.

  Income Taxes. Qwest is included in the consolidated federal income tax return of Anschutz Company, and a tax sharing agreement provides for allocation of tax liabilities and benefits to Qwest, in general, as though it filed a separate tax return. Qwest's effective tax rate in 1995 and 1994 approximated the statutory federal rate.

  Net Loss. Qwest experienced a net loss of $25.1 million in 1995 compared to a net loss of $6.9 million in 1994 as a result of the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

  From 1994 through March 31, 1997, Qwest funded capital expenditures, debt service and cash used in operations through a combination of stockholder advances, capital contributions and external borrowings supported by collateral owned by its parent or affiliates, as well as external borrowings collateralized by certain of Qwest's assets. During the six months ended September 30, 1997, Qwest funded capital expenditures and long-term debt repayments primarily through the net proceeds of approximately $319.5 million from the Initial Public Offering, net proceeds of approximately $242.0 million from the issuance of the Senior Notes on March 31, 1997 and net proceeds of approximately $342.6 million from the issuance of the Senior Discount Notes on October 15, 1997. Qwest also received net proceeds of approximately $299.2 million from the issuance of the New Senior Discount

Notes in January 1998. For a description of the New Senior Discount Notes, see "BUSINESS OF QWEST--Recent Developments." Qwest intends to finance its operations in the future through internally generated and external funds without relying on cash advances, contributions or guarantees from the Parent.

  Qwest's operations generated insufficient cash flows from 1994 through the nine months ended September 30, 1997 to enable it to meet its capital expenditures, debt service and other cash needs. Total cash expended from January 1, 1994 to September 30, 1997 to fund capital expenditures, repayments of long-term debt to third parties, repayment of net advances from Qwest's parent; and the acquisition of the Microwave System was approximately $349.7 million, $209.7 million, $22.1 million and $12.5 million, respectively. Total cash used in operations was approximately $80.9 million during the same period. Total cash provided during this same period by loans secured by collateral owned by its parent or an affiliate and capital contributions from its parent were approximately $138.0 million and $48.9 million, respectively. In addition, during this same period, Qwest's net cash provided by secured borrowings under long-term debt agreements with third parties aggregated $93.0 million. As of September 30, 1997, Qwest had positive working capital of $221.1 million. At December 31, 1996, 1995 and 1994, Qwest had working capital deficits of approximately $69.4 million, $2.6 million and $11.9 million, respectively.

  In October 1997, Qwest issued $555,890,000 in principal amount at maturity of its 9.47% Series B Senior Discount Notes (the "Senior Discount Notes"), generating net proceeds of approximately $342.6 million, after deducting offering costs which are included in intangible and other long-term assets and will be amortized to interest expense over the term of the Senior Discount Notes. The net proceeds will be used to fund capital expenditures for continuing construction and activation of the Qwest Network and to fund further growth in the business. The Senior Discount Notes will accrete at a rate of 9.47% per annum, compounded semi-annually, to an aggregate principal amount of $555,890,000 by October 15, 2002. The principal amount of the Senior Discount Notes is due and payable in full on October 15, 2007. The Senior Discount Notes are redeemable at Qwest's option, in whole or in part, at any time on or after October 15, 2002, at specified redemption prices. In addition, prior to October 15, 2000, Qwest may use the net cash proceeds from certain specified equity transactions to redeem up to 35% of the Senior Discount Notes at specified redemption prices. Cash interest on the Senior Discount Notes will not accrue until October 15, 2002, and thereafter will accrue at a rate of 9.47% per annum, and will be payable semi-annually in arrears commencing on April 15, 2003 and thereafter on April 15 and October 15 (each an interest payment date) of each year. Qwest has the option of commencing the accrual of cash interest on an interest payment date on or after October 15, 2000, in which case the outstanding principal amount at maturity of the Senior Discount Notes will, on such interest payment date, be reduced to the then accreted value, and cash interest will be payable on each interest payment date thereafter. The indenture for the Senior Discount Notes contains certain covenants that are substantially identical to the Senior Notes described below and the New Senior Discount Notes described in "BUSINESS OF QWEST--Recent Developments."

  In connection with the sale of the Senior Discount Notes, Qwest agreed to make an offer to exchange (the "Exchange Offer") new notes, registered under the Securities Act and with terms identical in all material respects to the Senior Discount Notes (the "Exchange Notes"), for the Senior Discount Notes. Qwest filed a registration statement with respect to the Exchange Offer which was declared effective by the Commission on January 5, 1998. The Exchange Offer is scheduled to expire February 18, 1998, unless extended. If the Exchange Offer registration statement ceases to be effective during specified time periods (a "Registration Default"), additional cash interest will accrue at a rate per annum equal to 0.50% of the principal amount at maturity of the Senior Discount Notes during the 90-day period immediately following the occurrence of a Registration Default and increasing in increments of 0.25% per annum of the principal amount at maturity of the Senior Discount Notes up to a maximum of 2.0% per annum, at the end of each subsequent 90-day period until the Registration Default is cured.

  In June 1997, Qwest received approximately $319.5 million in net proceeds from the sale of 31,050,000 shares of Qwest Common Stock in its Initial Public Offering.

  In March 1997, Qwest issued and sold $250.0 million in principal amount of its 10 7/8% Senior Notes due 2007 (the "Senior Notes"), the net proceeds (approximately $242.0 million) of which were used to repay certain long-term debt and to fund a portion of capital expenditures required to construct segments of the Qwest Network. Issuance costs totaling approximately $8.0 million are being amortized to interest expense over the term of the Senior Notes. Interest on the Senior Notes is payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 1997, and the principal amount of the Senior Notes is due and payable in full on April 1, 2007. The Indenture for the Senior Notes (the "Indenture") contains certain covenants that, among other things, limit the ability of Qwest and certain of its subsidiaries (the "Restricted Subsidiaries") to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase capital stock or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates, sell assets of Qwest or its Restricted Subsidiaries, issue or sell capital stock of Qwest's Restricted Subsidiaries or enter into certain mergers and consolidations. In addition, under certain limited circumstances, Qwest will be required to offer to purchase the Senior Notes at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase with the excess proceeds of certain asset sales. In the event of a Change of Control (as defined in the Indenture), holders of the Senior Notes will have the right to require Qwest to purchase all of their Senior Notes at a price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest. Generally, the Senior Notes are redeemable, at the option of Qwest, at stated premiums over par on or after April 1, 2002, and up to 35% of the Senior Notes may be redeemed at a premium over par prior to April 1, 2000 with the proceeds of certain public stock offerings.

  In August 1997, Qwest completed an exchange of new Senior Notes (with terms identical in all material respects to the originally issued Senior Notes), registered under the Securities Act, for all of the originally issued Senior Notes. Qwest received no proceeds from and recognized no profit on the exchange transaction, and no change in the financial condition of Qwest occurred as a result of the exchange transaction.

  In April 1995, Qwest entered into a secured construction loan facility with Bank of Nova Scotia used to fund certain conduit installation projects. Borrowings under the facility are secured by certain construction contracts and notes payable to Qwest. The facility converted into term loan, with $4.1 million maturing November 27, 1997 and $10.9 million maturing February 27, 1998. Borrowings bear interest at Qwest's option at either: (i) the higher of a floating base rate announced by the lender or the federal funds rate plus one half of one percent plus an applicable margin; or (ii) LIBOR plus an applicable margin. At September 30, 1997, the outstanding principal balance was $15.0 million. In November 1997, Qwest repaid $4.1 million of the outstanding principal.

  Qwest had a $100.0 million three-year revolving credit facility, convertible to a two-year term loan maturing on April 2, 2001. In October 1997, Qwest repaid the then outstanding balance of $10.0 million and terminated this credit facility. Qwest is considering obtaining a new bank credit facility of equal or lesser amount, which may be secured or unsecured, as permitted under the indentures for the Senior Notes, Senior Discount Notes and New Senior Discount Notes.

  In May 1997, Qwest and Nortel, individually and as agent for itself and other specified lenders, entered into a $90.0 million credit agreement (the "Equipment Credit Facility") to finance the transmission electronics equipment to be purchased from Nortel under a procurement agreement. Under the Equipment Credit Facility, Qwest may borrow funds as it purchases the equipment to fund up to 75% of the purchase price of such equipment and related engineering and installation services provided by Nortel, with the purchased equipment and related items serving as collateral for the loans. Principal amounts outstanding under the Equipment Credit Facility will be payable in quarterly installments commencing on June 30, 2000, with repayment in full due and payable on March 31, 2004. Borrowings will bear interest at Qwest's option at either: (i) a floating base rate announced by a designated reference bank plus an applicable margin; or (ii) LIBOR plus an applicable margin. As of September 30, 1997, approximately $8.1 million was outstanding under the Equipment Credit Facility.

  The Equipment Credit Facility contains covenants that, among other things, restrict application of the loan proceeds to the purchase of the Nortel equipment and related engineering and installation services provided by Nortel, place limitations on certain asset dispositions and sales of collateral, and require QCC's direct compliance with the debt-service ratios to which it is subject as a Restricted Subsidiary under the indenture for the Senior Discount Notes. Initial extensions of credit are subject to certain conditions, among others, requiring that QCC deliver to the agent for the benefit of the lenders security interests, in form and substance satisfactory to the agent, in the equipment to be purchased. The Equipment Credit Facility generally permits QCC to pay dividends and make distributions in respect to its capital stock except where such payments would impair QCC's ability, for the three-month period following such dividend or distribution, to repay indebtedness incurred under the Equipment Credit Facility, and authorizes QCC to pay dividends and make distributions to Qwest in order to allow Qwest to satisfy its obligations with respect to the Senior Discount Notes and other debt that is solely an obligation of Qwest. The Equipment Credit Facility contains certain events of default including, among other things, failure to pay, breach of the agreement and insolvency. Upon the occurrence of an event of default, the Equipment Credit Facility agreement permits the agent to declare all borrowings to be immediately due and payable, terminate loan commitments and/or proceed against the collateral.

  Effective May 23, 1997, Qwest sold to an affiliate of Anschutz Company for $2.3 million in cash, a warrant to acquire 8.6 million shares of Qwest Common Stock at an exercise price of $14.00 per share, exercisable on May 23, 2000. The warrant is not transferable. Stock issued upon exercise of the warrant will be subject to restrictions on sale or transfer for two years after the exercise.

  Qwest is highly leveraged. As of September 30, 1997, Qwest had, on a consolidated basis, approximately $284.7 million in principal amount of indebtedness outstanding. On a pro forma basis, as if the acquisition of SuperNet and Phoenix had been consummated as of September 30, 1997, and as adjusted to give effect to the issuance of the Senior Discount Notes and the New Senior Discount Notes, Qwest would have had approximately $943.3 million of long-term debt (including the current portion thereof), and a debt-to-equity ratio of 2.4 to 1.0 at that date. The indenture for the Senior Discount Notes, the indenture for the New Senior Discount Notes and the Senior Note Indenture and certain debt instruments to which Qwest's subsidiaries are parties limit but do not prohibit the incurrence of additional indebtedness in the future. See "RISK FACTORS--Risk Factors Relating to Qwest and Its Business--High Leverage; Ability to Service Indebtedness."

  During the nine months ended September 30, 1997 and the years ended December 31, 1996, 1995 and 1994, capital expenditures, including accrued capital expenditures, capital expenditures financed with the equipment credit facility, and assets held under capital leases, of Qwest totaled $271.3 million, $85.8 million, $48.7 million and $40.9 million, respectively. Prior to the issuance of the Senior Notes and the Initial Public Offering, these expenditures were funded principally through project financing and other external borrowings and, beginning in the fourth quarter of 1994, also through advances and capital contributions from its parent earnings from contracts relating to dark fiber sales.

  Qwest estimates the total cost to construct and activate the Qwest Network and complete construction of the dark fiber sold to Frontier, WorldCom and GTE will be approximately $1.9 billion. Of this amount, Qwest had already expended approximately $640.0 million as of September 30, 1997. As of September 30, 1997, Qwest anticipates remaining total cash outlays (including capital expenditures) for these purposes of approximately $170.0 million in 1997, $850.0 million in 1998 and $240.0 million in 1999. Estimated total expenditures for 1997 and 1998 include Qwest's commitment to purchase a minimum quantity of fiber for approximately $399.0 million (subject to quality and performance specifications), of which approximately $198.5 million had been expended as of September 30, 1997. Estimated total expenditures for 1997, 1998 and 1999 together also include $139.0 million for the purchase of electronic equipment. In addition, Qwest anticipates approximately $605.8 million of capital expenditures in 1997, 1998 and 1999 to support growth in Carrier Services and Commercial Services.

  As of September 30, 1997, Qwest has obtained the following sources of funds to complete the build-out: (i) approximately $1.1 billion under the Frontier, WorldCom and GTE contracts and additional smaller construction contracts for sales of dark fiber, of which approximately $351.0 million had already been paid and $770.0 million remained to be paid at September 30, 1997; (ii) $90.0 million of vendor financing; (iii) $117.6 million in net proceeds from the sale on March 31, 1997 of $250.0 million in principal amount of the Senior Notes remaining after repayment of certain existing debt; and (iv) approximately $319.5 million in net proceeds from the Initial Public Offering. Qwest believes that its available cash and cash equivalent balances at September 30, 1997, the net proceeds from issuance of the Senior Discount Notes in October 1997 and the New Senior Discount Notes in January 1998 and cash flow from operations will satisfy its currently anticipated cash requirements at least through the end of 1998.

  With the completion of the approximately 16,000 route-mile network, Qwest will provide telecommunications services nationally to its customers primarily over its own facilities, using leased facilities in those portions of the country not covered by the Qwest Network. Qwest is evaluating the economics of extending its core network versus continuing to lease network capacity. In this regard, Qwest recently announced an agreement, through an asset exchange, to connect the route between Boston and New York City, and Qwest is considering completing a four-fiber bidirectional SONET ring in the Pacific Northwest by extending the Qwest Network from Seattle to Salt Lake City. Also, Qwest continues to evaluate opportunities to acquire or invest in complementary, attractively valued businesses, facilities, contract positions and assets to improve its ability to offer new products and services to customers, to compete more effectively and to facilitate further growth of its business.

IMPACT OF INFLATION

  Inflation has not significantly affected Qwest's operations during the past three years.

ANNOUNCEMENT OF FISCAL 1997 RESULTS

  On February 11, 1998, Qwest announced its results for the fiscal year ended December 31, 1997. Revenue for the 1997 fiscal year totaled $696.7 million, an increase of $465.7 million or 202 percent compared with $231.0 million for the fiscal year ended December 31, 1996. Communications Services revenue for the 1997 fiscal year totaled $115.3 million, an increase of 26 percent over the $91.8 million reported for fiscal 1996. Net income for fiscal 1997 was $14.5 million ($0.07 per share) compared to a net loss of $7.0 million ($0.04 per share) for fiscal 1997. Detailed information with respect to Qwest's fiscal 1997 results will be included in Qwest's Annual Report on Form 10-K, which Qwest expects to file with the Commission in March 1998.

                              MANAGEMENT OF QWEST

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of Qwest, their ages and positions with Qwest, and brief biographies are set forth below:

            NAME             AGE                     POSITION
            ----             ---                     --------
Philip F. Anschutz..........  58 Director and Chairman
Joseph P. Nacchio...........  48 Director, President and Chief Executive Officer
Robert S. Woodruff..........  49 Director, Executive Vice President--Finance and
                                 Chief Financial Officer and Treasurer
Cannon Y. Harvey............  57 Director
Richard T. Liebhaber........  62 Director
Douglas L. Polson...........  55 Director
Craig D. Slater.............  40 Director
Joseph T. Garrity...........  46 Secretary
Richard L. Smith............  36 Vice President and Controller
Jordan L. Haines............  70 Director
W. Thomas Stephens..........  55 Director

OTHER MANAGEMENT

  In addition, senior management of QCC includes the individuals set forth below:

            NAME             AGE                     POSITION
            ----             ---                     --------
Lewis O. Wilks..............  44 President--Business Markets
Brij Khandelwal.............  52 Executive Vice President and Chief Information
                                 Officer
Larry A. Seese..............  52 Executive Vice President--Network Engineering
                                 and Operations
Nayel S. Shafei.............  38 Executive Vice President--Product Development
Gregory M. Casey............  39 Senior Vice President--Carrier Markets
Stephen M. Jacobsen.........  39 Senior Vice President--Consumer Markets
August B. Turturro..........  50 Senior Vice President--Network Construction
A. Dean Wandry..............  57 Senior Vice President--New Business Development
Marc B. Weisberg............  40 Senior Vice President--Corporate Development
Reynaldo U. Ortiz...........  51 Managing Director and Senior Vice President--
                                 International

  Philip F. Anschutz has been a Director and the Chairman of the Board of Qwest since February 1997. He was a Director and Chairman of the Board of QCC from November 1993 until September 1997. He has been a Director and Chairman of the Board of Anschutz Company, Qwest's parent, for more than five years, and a Director and Chairman of the Board of The Anschutz Corporation, a wholly owned subsidiary of Anschutz Company, for more than five years. Since the merger of Southern Pacific Rail Corporation ("SPRC") and Union Pacific Corporation ("UP") in September 1996, Mr. Anschutz has served as Vice-Chairman of UP. Prior to the merger, Mr. Anschutz was a Director of SPRC from June 1988 to September 1996, Chairman of SPRC from October 1988 to September 1996, and President and Chief Executive Officer of SPRC from October 1988 to July 1993. He also has been a Director of Forest Oil Corporation since 1995. Mr. Anschutz serves as a member of the Compensation Committee.

  Joseph P. Nacchio became Director, President and Chief Executive Officer of Qwest in February 1997, having been appointed to the same positions at QCC in January 1997. Prior to joining Qwest he was Executive Vice President of AT&T's Consumer and Small Business Division since January 1996. In that capacity he was responsible for AT&T's core consumer long distance business, and AT&T's DirecTV, AT&T Alascom and Language Line businesses. He was also responsible for marketing and sales targeted at all consumer and small businesses in the United States. In 1994 and 1995 Mr. Nacchio was President of AT&T's Consumer Communications Services long distance, a winner of the Malcolm Baldrige National Quality Award for Excellence. From November 1991 until August 1994, Mr. Nacchio was President of AT&T's Business Communications Services unit focused on the long distance communications needs of business customers. Since joining AT&T in June 1970 he held assignments in network operations, engineering, marketing and sales. Mr. Nacchio earned an M.S. degree in management from the Massachusetts Institute of Technology in the Sloan Fellows Program. He also received an M.B.A. degree and a B.S. degree in electrical engineering, both from New York University. He has been a Director of Internet Communications Corporation since May 1997.

  Robert S. Woodruff became a Director and Executive Vice President--Finance and Chief Financial Officer of Qwest in February 1997. He served as interim Chief Operating Officer of Qwest and QCC from November 1996 through April 1997. He has served as a Director of QCC since December 1996. He became Executive Vice President--Finance, Chief Financial Officer and Treasurer of QCC in August 1994. He serves as a Director of FSI Acquisition Corp., Government Communications Inc., Qwest Transmission Inc., Qwest Properties, Inc., and U.S. TeleSource, Inc., all of which are wholly owned subsidiaries of QCC. He is also Sole Administrator of QCC's Mexican subsidiaries, Opticom, S.A. de C.V., Servicios Derecho de Via, S.A. de C.V., and S.P. Servicios Mexico, S.A. de C.V. Prior to joining Qwest he had been a partner in the accounting firm of Coopers & Lybrand since 1984, where his responsibilities included providing services to communications companies. Mr. Woodruff received a B.B.A. degree in accounting, with honors, from the University of Wisconsin.

  Cannon Y. Harvey has been a Director of Qwest since February 1997, and was Director of QCC from December 1996 until September 1997. He has been President and Chief Operating Officer of both Anschutz Company and The Anschutz Corporation since December 1996. From February 1995 until September 1996 he served as Executive Vice President--Finance and Law of SPRC; from September 1993 to February 1995 he served as Senior Vice President and General Counsel of SPRC; from May 1993 to September 1993 he served as Vice President--Finance and Law and General Counsel of SPRC. Prior to joining SPRC, Mr. Harvey was a Partner in the law firm of Holme Roberts & Owen LLP for more than five years. Mr. Harvey serves on the Audit Committee.

  Richard T. Liebhaber has been a Director of Qwest since February 1997. He has been a Managing Director of Veronis, Suhler & Associates, Inc., the New York media merchant banking firm, since June 1, 1995. Mr. Liebhaber has been a member of the board of directors of Objective Communications, Inc. since August 1994, the board of directors of Alcatel Network Systems, Inc. since June 1995, the board of directors of Geotek Communications, Inc. since April 1995, the board of directors of Advanced Network Services, Inc. (America OnLine, Inc.) since July 1996, the board of directors of Internet Communications Corporation since May 1997, and the board of directors of Scholz Master Builders since December 1985. From December 1985 to his retirement in May 1995, Mr. Liebhaber served as Executive Vice President of MCI Communications Corporation and as a member of its Management Committee. Mr. Liebhaber was a member of the board of directors of MCI Communications Corporation from July 1992 until his retirement in May 1995.

  Douglas L. Polson has been a Director of Qwest since February 1997, and was Director of QCC for more than five years. He has been a Director and Vice President--Finance of both Anschutz Company and The Anschutz Corporation for more than five years. He was a Director of SPRC from June 1988 to September 1996; Vice Chairman of SPRC from June 1988 to September 1996; and a Vice President of SPRC from October 1988 to September 1996.

  Craig D. Slater has been a Director of Qwest since February 1997 and a Director of QCC since November 1996. He has been Vice President--Acquisitions and Investments of both Anschutz Company and The Anschutz Corporation since August 1995 and Corporate Secretary of Anschutz Company and The Anschutz Corporation from September 1991 to October 1996. Mr. Slater held various other positions with Anschutz Company and The Anschutz Corporation from 1988 to 1995. He has been a Director of Forest Oil Corporation since 1995 and Internet Communications Corporation since 1996.

  Joseph T. Garrity has been Secretary of Qwest since February 1997 and Secretary of QCC since November 1996 and has been a Director of QCC since September 1997. He is also Senior Director-- Legal, Regulatory and Legislative Affairs of QCC since November 1996 and was Director--Regulatory and Legislative Affairs of QCC from March 1995 to November 1996. Prior to joining Qwest, from 1992 to March 1995, Mr. Garrity was Senior Attorney with MCI Telecommunications Corporation; and from 1991 to 1992 he was President of Garrity, Inc. and Joseph T. Garrity, P.C., where he was an attorney and consultant in the areas of domestic and international telecommunications. From 1988 to 1991 he was Counsel and Assistant Secretary to Jones International, Ltd., Jones Intercable, Inc. and Jones Spacelink, Ltd. and from 1989 to 1991 was President, Jones Programming Services, Inc. He has B.S. and M.S. degrees from Northwestern University and a J.D. degree from DePaul University College of Law.

  Richard L. Smith became Vice President and Controller of Qwest in February 1997 and of QCC in October 1995. Prior to becoming Controller for QCC, he had been the Director of Financial Operations for QCC since November 1993. From 1989 through October 1993, Mr. Smith served as Vice President of Finance for Centrex Equipment Associates, Inc., an interconnect company. He was Controller of Convenience Video Movies, Inc., a national distribution company, from 1987 to 1989 and was a Senior Accountant with Coopers & Lybrand from 1983 to 1987. Mr. Smith received a B.S. degree in accounting from San Diego State University.

  Jordan L. Haines was appointed a Director of Qwest effective immediately upon completion of the Initial Public Offering. He was Chairman of the Board of Fourth Financial Corporation, a Kansas-based bank holding company, and its subsidiary, Bank IV Wichita, N.A., from 1983 until his retirement in 1991. He has been a member of the Board of Directors of KN Energy, Inc. since 1983 and a Director of Forest Oil Corporation since 1996. Mr. Haines serves as a member of the Audit Committee and the Compensation Committee.

  W. Thomas Stephens was appointed a Director of Qwest effective immediately upon completion of the Initial Public Offering. He served from 1986 until his retirement as President and Chief Executive Officer of Manville Corporation, an international manufacturing and resources company. He also served as a member of the Manville Corporation Board of Directors from 1986 to 1996, and served as Chairman of the Board from 1990 to 1996. Mr. Stephens has been a Director of Public Service Company of Colorado since 1989, a Director of Mail Well, Inc. since 1996, a Trustee of Eagle Picher Settlement Trust since 1996 and a Trustee of The Denver Art Museum since 1994. He serves as a member of the Audit Committee and the Compensation Committee.

  Lewis O. Wilks became President--Business Markets of QCC in October 1997. Mr. Wilks, who previously was President of GTE Communications, has extensive senior-level management experience in delivering communications services to the corporate sector. While Mr. Wilks served as President of GTE Communications, he oversaw national sales, service and marketing activities for the competitive local exchange markets. The business unit, under his leadership, was responsible for all consumer, business and strategic accounts as well as long-distance, media ventures and Internet product distribution. Before joining GTE, Mr. Wilks was a senior executive with MCI Corporation, and held a variety of management positions with Wang Laboratories.

  Brij Khandelwal became Executive Vice President and Chief Information Officer of QCC in October 1997. Prior to joining Qwest he was Vice President and Chief Information Officer at Lucent Technologies Network Systems from November 1995 to October 1997. At Lucent from August 1994 to October 1997, he was responsible for global delivery of enterprise information systems and services aligned with corporate strategic and tactical goals. He is experienced in a wide range of information technologies, systems and processes affecting the business enterprise, including sales, marketing, financial, operations, and R&D. From August 1990 through August 1994 he was Director, Systems Development at GE Aerospace/Martin Marietta, where he was responsible for architecture and delivery of enterprise information systems. Mr. Khandelwal holds a B.S. from the University of Roorkee (Roorkee, India), an M.S. from the University of Nebraska, and a Ph.D. from the University of Wisconsin.

  Larry A. Seese became Executive Vice President--Network Engineering and Operations of QCC in October 1997. From 1968 to October 1997, he was employed by AT&T, most recently as Vice President of Network Operations. During Mr. Seese's 29 year tenure at AT&T, he was responsible for managing the operations, reliability and cost performance of AT&T's voice and data networks and worked on the development of advanced switching systems and the development of lightwave systems. He has experience in all aspects of network planning, development, certification and deployment. Mr. Seese holds a B.S. from the University of Kentucky and an M.S. from Columbia University, both in electrical engineering. He also received an M.S. from the Sloan School of Management at M.I.T.

  Nayel S. Shafei became Executive Vice President--Product Development of QCC in August 1997. From August 1996 to August 1997 he was Senior Vice President and General Manager of Arrowsmith Corporation's Telecommunications Division. From July 1994 to August 1996, he was Vice President and General Manager for AlliedSignal. From April 1992 to July 1994, he was Vice President, Development and General Manager for Computervision Corporation, and was Principal Architect, Research and Development for Computervision from August 1986 to February 1991. Mr. Shafei serves as a computer/communications consultant for the United Nations Development Program and is a member of the IEEE Computer Society, Association of Computer Machinery, Society of Cable Engineers and Product Data Exchange Standards. He holds an undergraduate degree from Cairo University and an M.S. and a Ph.D. in computer science from the school of engineering at M.I.T.

  Gregory M. Casey became Senior Vice President--Carrier Markets of QCC in June 1997. In this capacity, he is responsible for all of Qwest's carrier marketing and sales programs. Prior to joining QCC, Mr. Casey was, since 1996, Vice President of Carrier Relations and Regulatory Affairs at LCI, with responsibility for managing relationships with RBOCs and LECs and negotiating interconnection arrangements and wholesale pricing for resale of local service. From 1991 to 1996, he was employed by ONCOR Communications Inc., where he served as Senior Vice President of Regulatory Affairs and Telephone Company Relations. Prior to joining ONCOR, he was Senior Vice President and General Counsel for Telesphere International Inc. Mr. Casey holds a B.A. degree in political science from the University of Connecticut and a J.D. degree from DePaul University College of Law.

  Stephen M. Jacobsen became Senior Vice President--Consumer Markets of QCC in March 1997. In this capacity, he is responsible for all of QCC's consumer marketing and sales programs. Prior to joining QCC, Mr. Jacobsen was Regional Vice President--Consumer and Small Business for AT&T in Southern California and Nevada since 1996, with responsibility for all marketing functions for consumer and small business customers in those geographic areas. During his nearly sixteen-year career at AT&T, Mr. Jacobsen held key managerial positions in the network services division, including responsibility for AT&T's network operations center in the western region as well as positions in sales, marketing and product management. Mr. Jacobsen holds an M.S. degree in management from the Massachusetts Institute of Technology in the Sloan Fellows Program and a B.S.B.A. degree from the University of Arizona.

  August B. Turturro became Senior Vice President--Network Construction for QCC in September 1997 and President and Chief Operating Officer of Qwest Network Construction Services. From January 1996 to September 1997, Mr. Turturro was President and Chief Operating Officer of Inliner American, a specialty trenchless utility contractor. From January 1992 to January 1996 he was President and Chief Executive Officer of Fishbach Corporation and its Natkin Group, which is the second largest specialty contractor in the United States. Mr. Turturro has over 27 years of construction experience as a professional engineer and holds contractor licenses in several states. He holds a B.S. degree in Mechanical Engineering from West Virginia University.

  A. Dean Wandry became Senior Vice President--Cable & Access Services for QCC in November 1994 and Senior Vice President-New Business Development for QCC in December 1995. In 1981 Mr. Wandry formed Citation Cable Systems Limited, which merged into Fanch Communications, Inc. in 1986. Following the merger, he served as Vice President-Operations until he joined QCC. He joined Bayly Corp., a multinational apparel manufacturer, in 1967 and served as President of the Sales and Marketing Division from 1977 to 1981. He holds a B.S. degree in economics from the University of Colorado.

  Marc Weisberg became Senior Vice President--Corporate Development of QCC in September 1997. Prior to joining QCC, he was the founder and owner of Weisberg & Company, where he provided investment banking and advisory services to clients in several industries, including telecommunications, multimedia and emerging technologies. Mr. Weisberg holds a B.A. from Michigan State University.

  Reynaldo U. Ortiz became Managing Director, International and Senior Vice President of QCC in December 1997. Before joining Qwest full time, Mr. Ortiz was a consultant to QCC. In this capacity, he negotiated with the government of Mexico and arranged a transaction with Bestel S.A. de C.V. to extend the Qwest network into 14 major cities in Mexico. Previously, Mr. Ortiz served as President and CEO of US West International, Inc., where he developed and implemented a successful strategy for US West's entry into the cable television-telephony and wireless communications markets in Asia, Europe and Latin America. He also developed international distribution sales and marketing agreements and product sourcing for International Business Machines, Inc. Mr. Ortiz received an honorary doctorate degree in law from New Mexico State University for his international achievements. He also holds a Masters of Science in management degree from Stanford University.

EXECUTIVE COMPENSATION

  The following table summarizes the compensation paid or accrued to Qwest's chief executive officer and four other most highly compensated executive officers of Qwest and its operating subsidiaries (the "Named Executives") during the fiscal years ended December 31, 1997, 1996, and 1995, together with the compensation paid or accrued to three additional executive officers of Qwest and its operating subsidiaries whose annualized rate of salary would place them among the four most highly compensated executive officers. The position identified in the table for each person is that person's current position at Qwest unless otherwise indicated. Mr. Nacchio joined Qwest as its Chief Executive Officer effective January 4, 1997. Mr. Woodruff served as interim Chief Operations Officer of Qwest from November 1996 to January 4, 1997.

                          SUMMARY COMPENSATION TABLE

                                                                         LONG TERM
                                   ANNUAL COMPENSATION                 COMPENSATION
                           --------------------------------------  ---------------------
                                                                     AWARDS    PAYOUTS
                                                                   ---------- ----------
                                                                   NUMBER OF
                                                                   SECURITIES
                                                     OTHER ANNUAL  UNDERLYING    LTIP     ALL OTHER
 NAME/PRINCIPAL POSITION   YEAR  SALARY      BONUS   COMPENSATION   OPTIONS    PAYOUTS   COMPENSATION
 -----------------------   ---- --------    -------- ------------  ---------- ---------- ------------
 Joseph P. Nacchio.......  1997 $593,461    $300,000        --     6,000,000         --   $7,405,273(1)
  President and Chief      1996      --          --         --           --          --          --
  Executive Officer        1995      --          --         --           --          --          --
 Robert S. Woodruff        1997 $200,000    $ 70,000   $ 25,000(2)   400,000  $9,453,025  $   75,466
  Executive Vice           1996  182,200      25,000      2,083          --          --        1,671
  President--Finance and   1995  167,766      16,500        --           --          --
  Chief Financial Officer
  and Treasurer
 A. Dean Wandry..........  1997 $157,000    $ 47,100        --       150,000  $8,271,383  $    7,930(3)
  Senior Vice President--  1996  148,300      30,000        --           --          --        7,725
  New Business             1995  141,866      14,000        --           --          --        2,310
  Development of QCC
 Anthony J. Brodman......  1997 $157,000         --         --        50,000  $5,908,127  $    7,930(3)
  Senior Vice President--  1996  152,333      30,000        --           --          --        7,945
  Fiber Markets of QCC     1995  130,270      11,364    $15,752(4)       --          --        7,163
 Stephen M. Jacobson.....  1997 $143,020(5)      --    $132,085(6)   600,000         --          --
  Senior Vice President--  1996      --          --         --           --          --          --
  Consumer Markets of QCC  1995      --          --         --           --          --          --
 Lewis O. Wilks..........  1997 $ 50,750(7)      --    $200,000(6)   700,000         --          --
  President--Business      1996      --          --         --           --          --          --
  Markets of QCC           1995      --          --         --           --          --          --
 Brij Khandelwal.........  1997 $ 47,740(8)      --    $150,000(6)   700,000         --          --
  Executive Vice           1996      --          --         --           --          --          --
  President and Chief      1995      --          --         --           --          --          --
  Information Officer of
  QCC
 Larry A. Seese..........  1997 $ 54,994(9)      --    $200,000(6)   750,000         --          --
  Executive Vice           1996      --          --         --           --          --          --
  President--Network       1995      --          --         --           --          --          --
  Engineering and
  Operations of QCC

--------
(1) The amount shown represents the first installment of the "equalization payment" (see "--Employment Contracts and Termination of Employment and Change-in-Control Arrangements") paid to Mr. Nacchio in 1997 together with interest of $78,128 that accrued with respect to the remaining portion of the "equalization payment." That interest was paid to Mr. Nacchio in January 1998.
(2) The amount shown represents QCC's forgiveness of a portion of a loan.
(3) The amount shown represents QCC's contribution to QCC's 401(k) plan.
(4) The amount shown represents commissions.
(5) Mr. Jacobsen began his employment with QCC in March 1997 and amounts disclosed for Mr. Jacobsen for 1997 represent compensation paid after that date. Mr. Jacobsen will receive an annual salary of $192,770 for 1998.
(6) The amount shown represents relocation payments.

(7) Mr. Wilks began his employment with QCC in October 1997 and amounts disclosed for Mr. Wilks for 1997 represent compensation paid after that date. Mr. Wilks will receive an annual salary of $273,000 for 1998.
(8) Mr. Khandelwal began his employment with QCC in October 1997 and amounts disclosed for Mr. Khandelwal for 1997 represent compensation paid after that date. Mr. Khandelwal will receive an annual salary of $225,000 for 1998.
(9) Mr. Seese began his employment with QCC in October 1997 and amounts disclosed for Mr. Seese for 1997 represent compensation paid after that date. Mr. Seese will receive an annual salary of $230,000 for 1998.

STOCK OPTION GRANT

  The following table sets forth information with respect to the named executive officers concerning the grant of stock options in 1997.

                                                                              POTENTIAL REALIZABLE
                                                                                VALUE AT ASSUMED
                                                                              ANNUAL RATE OF STOCK
                                                                               PRICE APPRECIATION
                          INDIVIDUAL GRANTS AWARDS                                 FOR OPTION
---------------------------------------------------------------------------- -----------------------
                                          % OF TOTAL
                            NUMBER OF      OPTIONS
                           SECURITIES     GRANTED TO  EXERCISE OR
                           UNDERLYING    EMPLOYEES IN BASE PRICE  EXPIRATION
          NAME           OPTIONS GRANTED FISCAL YEAR    ($/SH)       DATE       5%($)      10%($)
          ----           --------------- ------------ ----------- ---------- ----------- -----------
Joseph P. Nacchio.......    6,000,000(1)    43.18%      $ 11.00     6/30/03  $22,617,341 $51,375,214
Robert S. Woodruff......      400,000(2)     2.88%      $ 30.00    12/01/07    7,546,736  19,124,910
Lewis O. Wilks..........      700,000(3)     5.04%      $ 23.75    10/03/07   10,455,373  26,495,968
Brij Khandelwal.........      700,000(4)     5.04%      $22.875     9/27/07   10,070,175  25,519,801
Larry A. Seese..........      750,000(5)     5.40%      $22.875     9/26/07   10,789,473  27,342,644
A. Dean Wandry..........      150,000(2)     1.08%      $ 30.00    12/01/07    2,830,026   7,171,841
Stephen M. Jacobsen.....      600,000(6)     4.32%      $ 11.00     9/24/03    2,299,861   5,248,074
Anthony J. Brodman......       50,000(7)     0.36%      $ 11.00     4/01/03      182,584     413,888

--------
(1) Granted on June 23, 1997 and exercisable in five annual increments of 20% each commencing December 31, 1997.
(2) Granted on December 1, 1997 and exercisable in five annual increments of 20% each commencing December 1, 1998.
(3) Granted on October 3, 1997 and exercisable in increments of 140,000 shares each year for four years beginning October 27, 1998 and in two additional increments of 70,000 shares each on October 27, 2002 and October 27, 2003.
(4) Granted on September 27, 1997 and exercisable in five annual increments of 20% each commencing October 16, 1998.
(5) Granted on September 26, 1997 and exercisable in two annual increments of 200,000 shares each commencing October 6, 1998, three annual increments of 100,000 shares for each of three years beginning October 6, 2000 and a final increment of 50,000 shares on October 6, 2003.
(6) Granted on June 23, 1997 and exercisable in 15% increments on each of March 24, 1998 through March 24, 2001 and in an increment of 40% on March 24, 2002.
(7) Granted on June 23, 1997 and exercisable in 15% increments commencing October 1, 1997 through October 1, 2000 and in an increment of 40% on October 1, 2001.

OPTION EXERCISES AND HOLDINGS

  The following table sets forth information with respect to the named executive officers concerning the exercise of options in 1997 and unexercised options held at the end of 1997.

                            NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                           UNDERLYING UNEXERCISED              IN-THE-MONEY
                         OPTIONS AT FISCAL YEAR END     OPTIONS AT FISCAL YEAR END
                         -----------------------------  ----------------------------
          NAME           EXERCISABLE    UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----           -------------  --------------  ------------- --------------
Joseph P. Nacchio.......      1,200,000       4,800,000 $  22,500,000  $  90,000,000
Robert S. Woodruff......            --          400,000           --             --
Lewis O. Wilks..........            --          700,000           --       4,200,000
Brij Khandelwal.........            --          700,000           --       4,812,500
Larry A. Seese..........            --          750,000           --       5,156,250
A. Dean Wandry..........            --          150,000           --             --
Stephen M. Jacobsen.....            --          600,000           --      11,250,000
Anthony J. Brodman......          7,500          42,500       140,625        796,875

GROWTH SHARE PLAN

  Qwest's Growth Share Plan, as amended, provides for the grant of "growth shares" to selected employees and directors of Qwest and certain affiliates who can significantly affect the long-term financial success of Qwest. The Growth Share Plan is unfunded and is a general, unsecured obligation of Qwest. Growth share grants may include additional or different terms and conditions from those described herein. A "growth share" is a unit of value based on the increase in value of Qwest over a specified performance cycle or other specified measuring period. The value of a growth share is generally equal to
(1) the value of Qwest at or near the date of a "triggering event," as defined below, minus (2) the value of Qwest as of a date determined by Qwest's board of directors in its sole discretion at the time of grant of a growth share ("beginning company value"), minus (3) the value of contributions to capital during the period beginning with the date as of which Qwest's value for purposes of the growth share's grant is determined and ending with the date as of which the value of the growth share is determined (the "measuring period") together with an amount equal to 9% of each such contribution made by entities controlled by Philip F. Anschutz, compounded annually, reduced for any return of capital, plus (4) dividends paid during the measuring period, divided by
(5) 10 million (the total number of growth shares authorized). The value of Qwest as of the last day of the measuring period is determined by independent appraisal; provided that if all classes of Qwest's outstanding equity securities are publicly traded and Qwest is subject to the reporting and disclosure rules of the Exchange Act, the value of Qwest will be based on the trading price of the equity securities over the 20 consecutive trading days ending on the last day of the measuring period. Qwest does not intend to grant any more growth shares under the Growth Share Plan.

  Payment for growth shares is generally made at the end of the performance cycle or upon the occurrence of certain "triggering events," which consist of termination of the Growth Share Plan and a "change in control" (as described below). In the case of payments made other than at the end of a performance cycle, Qwest is valued as of the last day of the month following the triggering event, in the case of termination of the Growth Share Plan and immediately after the date of the change in control, in the case of a change in control. Generally, payment is made in a single cash payment or in shares of Qwest Common Stock, as determined by the Qwest Board, although Qwest may elect to pay in two equal annual installments, the first installment to be made within 30 days after the growth shares are valued and the second installment to be made one year later with interest at the consolidated prime rate published in The Wall Street Journal on the date of payment of the first installment. Payment must be made in shares of Qwest Common Stock if the Qwest Common Stock is actively traded on an established securities market, and Qwest is subject to the reporting and disclosure requirements of the

Exchange Act provided that Qwest may make cash payments in respect of tax withholdings at the request of the holder of the growth shares.

  The Growth Share Plan provides that no more than 850,000 of the 10 million growth shares will be outstanding at one time. Growth shares which have been redeemed, forfeited or cancelled may be used again under the Growth Share Plan. Growth shares generally vest at 20% for each full year of service after the date of grant. Participants become fully vested in their outstanding growth shares at death, disability or retirement after age 65. If a participant is terminated for cause, he or she will forfeit all vested growth shares. Different vesting arrangements may apply to different participants. A participant who is not 100% vested at the date of a triggering event will be paid for the vested growth shares; however, 25% of the payment will be withheld and will be forfeited if the participant voluntarily terminates employment. Payment will be made for the unvested growth shares if and when they vest.

  Upon a "change of control" of Qwest or a termination of the Growth Share Plan, the outstanding growth shares will become fully vested. For this purpose, "change of control" is defined as either (A) the acquisition by any individual, entity or group (as defined in the Exchange Act), other than Anschutz Company, The Anschutz Corporation, or any entity controlled by Philip
F. Anschutz ("Anschutz Entities"), of beneficial ownership of 20% or more of either (1) the then-outstanding shares of Qwest Common Stock or (2) the combined voting power of the then-outstanding voting securities of Qwest entitled to vote generally in the election of directors and the beneficial ownership of the individual, entity or group exceeds the beneficial ownership of the Anschutz Entities or (B) the Anschutz Entities no longer have beneficial ownership of at least 20% of the Qwest Common Stock or 20% of the combined voting power.

  Growth shares granted prior to October 1, 1996, remain subject to the terms and conditions of the Growth Share Plan that were in effect when the growth shares were granted, unless otherwise agreed in writing by the Participant and Qwest. A total of 253,900 outstanding growth shares were granted under prior versions of the Growth Share Plan (the "Prior Plan"). Those growth shares became 100% vested (if not previously vested) upon completion of the Initial Public Offering and completion of the Initial Public Offering constituted a triggering event with respect to those growth shares, which resulted in payment by Qwest to the holders of the value of those growth shares.

  Growth shares granted on or after October 1, 1996 were not accelerated or triggered by completion of the Initial Public Offering. Qwest has entered into amendments to the growth share agreements with participants who hold growth shares granted which provide that (1) following completion of the Initial Public Offering, the value of the growth shares is capped at a value generally determined by the $11.00 per share price (as adjusted to reflect the Qwest Stock Split) of the Qwest Common Stock in the Initial Public Offering and (2) the performance cycle will end on a date in 2001 selected by Qwest in its sole discretion and communicated to the participant in writing. Qwest has granted the participant an option under Qwest's Equity Incentive Plan to purchase a number of shares of Qwest Common Stock equal to ten times the number of the participant's growth shares. See "--Equity Incentive Plan." The following provisions apply to the options granted to participants other than Mr. Nacchio (see "Employment Contracts and Termination of Employment and Change-in-Control Arrangements" for a description of Mr. Nacchio's options). The exercise price is equal to the $11.00 price per share (as adjusted to reflect the Qwest Stock Split) in the Initial Public Offering. The options will vest 20% per year beginning at the same time as the growth shares and will become fully vested upon the participant's death, disability, retirement or a change in control of Qwest. The options will become exercisable at the rate of 15% per year for each of the first four years and 40% in the fifth year, in each case, on the date of vesting. If the participant is terminated for cause, or if the participant voluntarily terminates employment, he will forfeit all unvested options and the vested portion that is not exercisable. The participant may exercise the exercisable portion of the vested options at any time before the options expire. The options will terminate and expire at the end of the 18-month period following the vesting of the final 20% increment, provided that if the participant is terminated for cause, the vested and exercisable options will terminate and expire six months after the date of termination of employment. As of December 31, 1997, 379,500 growth shares had been granted and remained outstanding. Future compensation expense relating to the nonvested growth shares is estimated to be up to approximately $23.4 million as of December 31, 1997, and will be recognized over the remaining approximately four-year vesting period.

  The following table sets forth the growth shares that were granted to the named executive officers in 1997.

             LONG-TERM INCENTIVE PLANS--AWARDS IN FISCAL YEAR 1997

  NAME                           NUMBER OF GROWTH SHARES   PERFORMANCE PERIOD
  ----                           ----------------------- -----------------------
Joseph P. Nacchio...............         300,000         January 1, 1997 to 2001
Stephen M. Jacobsen.............          30,000         January 1, 1997 to 2001

  See "--Employment Contracts and Termination of Employment and Change-in-Control Arrangements" for further information regarding Mr. Nacchio's growth share grant.

EQUITY INCENTIVE PLAN

  Qwest adopted the Qwest Communications International Inc. Equity Incentive Plan (the "Equity Incentive Plan") effective June 23, 1997.

  The Equity Incentive Plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, stock units and other stock grants to employees of Qwest and affiliated companies and consultants to Qwest and affiliated companies. A maximum of 20,000,000 shares of Qwest Common Stock may be subject to awards under the Equity Incentive Plan. The number of shares is subject to adjustment on account of stock splits, stock dividends and other dilutive changes in the Qwest Common Stock. Shares of Qwest Common Stock covered by unexercised non-qualified or incentive stock options that expire, terminate or are canceled, together with shares of Qwest Common Stock that are forfeited pursuant to a restricted stock grant or any other award (other than an option) under the Equity Incentive Plan or that are used to pay withholding taxes or the option exercise price, will again be available for option or grant under the Equity Incentive Plan.

  Participation. The Equity Incentive Plan provides that awards may be made to eligible employees and consultants who are responsible for Qwest's growth and profitability. Qwest currently considers all of its employees and consultants to be eligible for grant of awards under the Equity Incentive Plan. As of December 31, 1997, there were approximately 1,700 eligible participants.

  Administration. The Equity Incentive Plan is administered by Qwest's Compensation Committee (the "Committee"). The Committee must be structured at all times so that the Equity Incentive Plan satisfies the requirements of Rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act"). To the extent practicable, Qwest intends to satisfy the requirement for administration by "outside" directors under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), with respect to grants to employees whose compensation is subject to Section 162(m) of the Code. The Committee has the sole discretion to determine the employees and consultants to whom awards may be granted under the Equity Incentive Plan and the manner in which such awards will vest. Options, stock appreciation rights, restricted stock and stock units are granted by the Committee to employees and consultants in such numbers and at such times during the term of the Equity Incentive Plan as the Committee shall determine, except that the maximum number of shares subject to one or more awards that can be granted during the term of the Equity Incentive Plan to any employee or consultant is 20,000,000 shares of Qwest Common Stock, and except that incentive options may be granted only to employees. In granting options, stock appreciation rights, restricted stock and stock units, the Committee will take into account such factors as it may deem relevant in order to accomplish the Equity Incentive Plan's purposes, including one or more of the following: the extent to which performance goals have been met, the duties of the respective employees and consultants and their present and potential contributions to Qwest's success.

  Exercise. The Committee determines the exercise price for each option; however, incentive stock options must have an exercise price that is at least equal to the fair market value of the Qwest Common Stock on the date the incentive stock option is granted (at least equal to 110% of fair market value in the case of an incentive stock option granted to an employee who owns Qwest Common Stock having more than 10% of the voting power). An option holder may exercise an option by written notice and payment of the exercise price in (i) cash or certified funds, (ii) by the surrender of a number of shares of Qwest Common Stock already owned by the option holder for at least six months with a fair market value equal to the exercise price, or (iii) through a broker's transaction by directing the broker to sell all or a portion of the Qwest Common Stock to pay the exercise price or make a loan to the option holder to permit the option holder to pay the exercise price. Option holders who are subject to the withholding of federal and state income tax as a result of exercising an option may satisfy the income tax withholding obligation through the withholding of a portion of the Qwest Common Stock to be received upon exercise of the option. Options, stock appreciation rights, stock units and restricted stock awards granted under the Equity Incentive Plan are not generally transferable other than by will or by the laws of descent and distribution.

  Change in Control. All awards granted under the Equity Incentive Plan shall immediately vest upon any "change in control" of Qwest unless provided otherwise by the Committee at the time of grant. A "change in control" occurs if (i) 20% or more of Qwest's voting stock or outstanding stock is acquired by persons or entities (other than any entity controlled by Philip F. Anschutz ("Anschutz Entities")) and the beneficial ownership so acquired exceeds the beneficial ownership of the Anschutz Entities or (ii) the Anschutz Entities no longer have beneficial ownership of at least 20% of Qwest's voting stock or outstanding stock.

  Merger and Reorganization. Upon the occurrence of (i) the reorganization (other than a bankruptcy reorganization), merger or consolidation of Qwest (other than a reorganization, merger or consolidation in which Qwest is the continuing company and that does not result in any change in the outstanding shares of Qwest Common Stock), (ii) the sale of all or substantially all of the assets of Qwest (other than a sale in which Qwest continues as a holding company of an entity that conducts the business formerly conducted by Qwest), or (iii) the dissolution or liquidation of Qwest, all outstanding options will terminate automatically when the event occurs if Qwest gives the option holders 30 days' prior written notice of the event. Notice is also given to holders of other awards. Notice is not required for a merger or consolidation or for a sale if Qwest, the successor, or the purchaser makes adequate provision for the assumption of the outstanding options or the substitution of new options or awards on terms comparable to the outstanding options or awards. When the notice is given, all awards shall immediately vest and all restrictions shall lapse and all outstanding options can be immediately exercised prior to the event and all other awards become exercisable and/or payable.

  Amendment and Termination. The Qwest Board may amend the Equity Incentive Plan in any respect at any time provided shareholder approval is obtained when necessary or desirable, but no amendment can impair any option, stock appreciation right, award or unit previously granted or deprive an option holder, without his or her consent, of any Qwest Common Stock previously acquired. The Equity Incentive Plan will terminate in 2007 unless sooner terminated by the Qwest Board.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

  Qwest and Joseph P. Nacchio entered into an employment agreement dated as of December 21, 1996 and amended as of January 3, 1997, pursuant to which Mr. Nacchio joined Qwest as its President and Chief Executive Officer effective January 4, 1997 for a term through the close of business on December 31, 2001, unless terminated earlier by either party. The agreement provides for an annual base salary of $600,000, a $300,000 bonus for 1997, and a $300,000 bonus for 1998. Mr. Nacchio may participate in the employee benefit plans available to Qwest's senior executives according to the plans' terms and conditions. Under the agreement, Mr. Nacchio has been granted 300,000 growth shares under Qwest's Growth Share Plan, with a five year performance cycle commencing January 1, 1997 and a "beginning company value" of $1 billion. See "--Growth Share Plan."

  The value of the growth shares is capped at a value generally determined by the $11.00 per share price (as adjusted to reflect the Qwest Stock Split) of the Qwest Common Stock in the Initial Public Offering. The growth shares will vest in 20% increments on each January 1 beginning January 1, 1998, provided that the final 20% increment will vest on the date in 2001 that ends the performance cycle, as determined by Qwest in its sole discretion. The growth share agreement between Qwest and Mr. Nacchio provides for terms that are different from the general terms of the Growth Share Plan in certain respects. Annually, Mr. Nacchio may elect to receive payment for up to 20% of his vested growth shares in shares of Qwest Common Stock; the growth shares for which he has received payment will be canceled. The number of growth shares granted to Mr. Nacchio are subject to adjustment upon changes in Qwest's capital structure in connection with mergers and other reorganizations. If Mr. Nacchio's employment is terminated for good reason (generally, resignation after a reduction in title or responsibility) or other than for cause (as defined below), he will vest in one-twelfth of the 20% of growth shares subject to annual vesting for the year of termination for each full month of employment in such calendar year. A change in control (as defined in the employment agreement) will not result in full vesting of, or payment for, the growth shares unless Mr. Nacchio is terminated without cause or resigns for good reason after the change in control. If his employment is terminated for cause, he will be paid for his vested growth shares based on the value of Qwest as of the end of the immediately preceding calendar year. Upon payment of certain dividends, the growth shares will vest 100% and Mr. Nacchio will be paid for a portion of the growth shares. Termination of the Plan will not be a "triggering event," see "--Growth Share Plan," with respect to Mr. Nacchio's growth shares.

  Qwest has granted Mr. Nacchio an option under Qwest's Equity Incentive Plan to purchase six million shares of Qwest Common Stock. See "--Equity Incentive Plan." The exercise price is $11.00 per share. The option will vest 20% per year beginning on December 31, 1997 and will become fully vested upon Mr. Nacchio's death, disability or retirement. If Mr. Nacchio resigns for good reason (as defined in the growth share agreement) or if Qwest terminates his employment other than for cause, he will vest in one-twelfth of the 20% increment scheduled to vest for the year of termination for each full month of employment with Qwest during such year. If Qwest terminates his employment without cause or if he resigns for good reason (as defined in the employment agreement, provided that for this purpose the occurrence of a change in control by itself is not good reason), in each case following a change in control, the option will become fully vested. If Mr. Nacchio's employment terminates for any other reason, he will forfeit the unvested portion of his option and retain the vested portion of his option, provided that if his employment is terminated for cause, he can exercise the vested portion of the option only until the first to occur of (1) the date that is six months after the day after his termination or (2) June 30, 2003. He can exercise the vested portion of the option at any time before the option expires. Generally, the option will terminate and expire on June 30, 2003.

  The employment agreement also provides that in order to compensate Mr. Nacchio for certain benefits from his former employer, AT&T, that Mr. Nacchio may lose or forfeit as a result of his termination of employment and commencement of employment with Qwest, Qwest will pay him $10,735,861, as adjusted (the "equalization payment"). The equalization payment is to be made in three installments. The first installment of $7,232,000 was paid in 1997 and the second installment of $1,469,861, together with interest of $78,128, was paid in January 1998. The remaining installment of $2,034,000 is scheduled to be paid on January 1, 1999, with annual interest at the rate of 5% from January 7, 1997 to the date of payment. If Mr. Nacchio's employment is terminated for cause (including any willful misconduct materially detrimental to Qwest, felony conviction, or nonfeasance with respect to duties set forth in the employment agreement) on or before December 31, 1999, the agreement provides that he will repay to Qwest a portion of the equalization payment previously paid. If a termination for cause occurs after December 31, 1999, the equalization payment will not be repaid. If Qwest terminates Mr. Nacchio's employment other than for cause or if Mr. Nacchio resigns for good reason, which for this purpose includes a change in control of Qwest or certain other events, Qwest will be obligated to make certain payments to him, including an amount equal to two times his base salary at the rate in effect on the date of employment termination and any installments of the equalization payment that have not yet been made, with interest. Mr. Nacchio will also be entitled to continuation of certain benefits, including welfare benefits and participation in the Growth Share Plan for a two-year period following termination. For this purpose, change in control means the acquisition of 20% or more of Qwest by an individual, entity (not controlled by Philip F. Anschutz) or group if the new acquirors own a larger percentage of Qwest than entities controlled by Philip F. Anschutz. The agreement provides that if Mr. Nacchio receives any payments upon a change in control that are subject to the excise tax of Section 4999 of the Internal Revenue Code, Qwest will pay Mr. Nacchio an amount that reimburses him in full for the excise tax.

  In November 1996 QCC extended Robert S. Woodruff an unsecured, noninterest-bearing loan in the principal amount of $100,000. The principal amount is forgiven in monthly increments of $2,083 beginning December 1, 1996. As of December 1997 the outstanding principal balance of the loan was $72,921. If Mr. Woodruff terminates employment voluntarily or if QCC terminates his employment on account of willful misconduct, QCC may declare the unforgiven outstanding principal amount due and payable within 45 days after the date he terminates employment. If Mr. Woodruff's employment terminates for any other reason, the outstanding principal balance will be forgiven. In December 1996, QCC and Mr. Woodruff entered into a letter agreement to provide that if his employment is terminated for reasons other than willful misconduct, he will receive either a lump sum payment equal to one year's compensation at his then current rate or payment in accordance with QCC's severance policy then in effect, as he elects.

  Qwest and Lewis O. Wilks entered into an employment letter agreement dated October 8, 1997 pursuant to which Mr. Wilks joined Qwest as President-- Business Markets. Under the agreement, Mr. Wilks is entitled to an annual base salary of $273,000 and a minimum bonus at the end of his first year of employment of $100,000. Mr. Wilks also received reimbursement for relocation expenses in the amount of $200,000. The agreement also provides for the grant to Mr. Wilks of a stock option pursuant to the Qwest's Equity Incentive Plan covering 700,000 shares of Qwest Common Stock with an exercise price per share of $23.75. The option becomes exercisable as to 140,000 shares of Qwest Common Stock at the end of each of the first four years of employment and an additional 70,000 shares at the end of each of the fifth and sixth years of employment. Mr. Wilks will also receive a transition payment of $200,000 in 1998, payable $50,000 during each calendar quarter beginning January 1, 1998. If Mr. Wilks' employment with Qwest terminates for any reason other than cause during his first year of employment, he will be entitled to a lump sum payment of one year's base salary.

  Qwest and Brij Khandelwal entered into an employment letter agreement dated September 26, 1997 pursuant to which Mr. Khandelwal joined Qwest as its Executive Vice President and Chief Information Officer. Under the agreement, Mr. Khandelwal is entitled to an annual base salary of

$225,000 and a minimum bonus at the end of the first year of employment of $112,500. Mr. Khandelwal also received reimbursement for relocation expenses of $150,000. The agreement also provides for the grant to Mr. Khandelwal of a stock option pursuant to Qwest's Equity Incentive Plan covering 700,000 shares of Qwest Common Stock with an exercise price of $22.875. The option becomes exercisable as to 140,000 shares of Qwest Common Stock at the end of each of the first five years of employment. If Mr. Khandelwal's employment with Qwest terminates for any reason other than cause during his first year of employment, he will be entitled to a lump sum payment of one year's base salary.

  Qwest and Larry A. Seese entered into an employment letter agreement dated September 19, 1997 pursuant to which Mr. Seese joined Qwest as Executive Vice President--Network Engineering and Operations. Mr. Seese is entitled to an annual base salary of $230,000 and a minimum bonus at the end of his first year of employment of $92,000. Mr. Seese also received reimbursement for relocation expenses of $200,000. The agreement also provides for the grant to Mr. Seese of a stock option pursuant to Qwest's Equity Incentive Plan covering 750,000 shares of Qwest Common Stock with an exercise price per share of $22.875. The option becomes exercisable as to 200,000 shares of Qwest Common Stock at the end of each of the first two years of employment, an additional 100,000 shares of Qwest Common Stock at the end of each of the third through the fifth years of employment and an additional 50,000 shares of Qwest Common Stock at the end of the sixth year of employment. Qwest has agreed to pay Mr. Seese up to $1,000,000 under certain conditions on the sixth anniversary of his employment. In the event of a Change in Control (as defined in the Equity Incentive Plan), all of Mr. Seese's option shares will vest immediately. If Mr. Seese's employment is terminated for any reason other than cause during his first two years of employment, he will be entitled to a lump sum payment of one year's base salary.

  Qwest and Stephen M. Jacobsen entered into an employment letter agreement dated March 7, 1997 pursuant to which Mr. Jacobsen joined Qwest as its Senior Vice President--Consumer Markets. Under the agreement, Mr. Jacobsen is entitled to an annual base salary of $185,000, which has been increased to $192,770 for 1998. Mr. Jacobsen also received reimbursement for relocation expenses in the amount of $132,085. The agreement provides for the grant to Mr. Jacobsen of 30,000 growth shares pursuant to the Growth Share Plan. If Mr. Jacobsen's employment with Qwest terminates for any reason other than cause, he will be entitled to a lump sum payment of one year's base salary.

  The Growth Share Plan provides that, upon a change in control, the outstanding growth shares will become fully vested. See "--Growth Share Plan" above.

  The Equity Incentive Plan provides that, upon a change in control, all awards granted under the Equity Incentive Plan will vest immediately. See "-- Equity Incentive Plan" above.

DIRECTOR COMPENSATION

  Directors who are officers or employees of Qwest or any of its affiliates do not receive compensation, except as officers or employees of Qwest or its affiliates.

  Directors who are neither officers nor employees of Qwest or any of its affiliates, other than Mr. Liebhaber, are entitled to receive $24,000 per annum for serving as directors of Qwest. Each director who is neither an officer nor an employee of Qwest or any of its affiliates, other than Mr. Leibhaber, is entitled to receive an attendance fee of $2,000 per meeting of the Qwest Board and of a committee of which he is a member.

  Mr. Liebhaber has a consulting agreement with QCC that is described under "CERTAIN TRANSACTIONS." The consulting agreement provides that he will be paid an annual retainer fee of

$250,000 plus reimbursement for out-of-pocket expenses not to exceed $10,000 without QCC's prior approval. Mr. Liebhaber agreed to waive director's fees in consideration for these payments.

  Messrs. Slater, Polson, and Liebhaber, directors of Qwest, have each been granted a total of 20,000, 7,500 and 10,000 growth shares, respectively. All of Mr. Polson's growth shares became 100% vested and payable at the time of the Initial Public Offering and he received compensation attributable to his growth shares in 1997 of $1,772,449. 7,500 of Mr. Slater's growth shares became 100% vested and payable at the time of the Initial Public Offering and he received compensation attributable to such growth shares in 1997 of $1,772,449. The balance of Mr. Slater's growth shares and all of Mr. Liebhaber's growth shares remain outstanding.

  Messrs. Slater and Liebhaber have each been granted stock options pursuant to the Equity Incentive Plan covering a total of 250,000 and 200,000 shares of Qwest Common Stock, respectively. The stock options have an exercise price of $11.00 per share and vest at the rate of 20% per year beginning at the same time as the growth shares. The options would also become fully vested upon death, disability, retirement or a change in control of Qwest (see "--Growth Share Plan").

  The Qwest Board has adopted the Qwest Communications International Inc. Equity Compensation Plan for Non-Employee Directors (the "Director Equity Plan") pursuant to which each director who is not an employee of Qwest or any of its affiliates may elect to receive directors' fees in the form of Qwest Common Stock. Directors may elect on a quarterly basis to receive their directors' fees either in Qwest Common Stock or in cash.

  Audit Committee. The Qwest Board established an Audit Committee in May 1997 to: (i) make recommendations concerning the engagement of independent public accountants; (ii) review with Qwest management and the independent public accountants the plans for, and scope of, the audit procedures to be utilized and results of audits; (iii) approve the professional services provided by the independent public accountants; (iv) review the adequacy and effectiveness of Qwest's internal accounting controls; and (v) perform any other duties and functions required by any organization under which Qwest's securities may be listed. Cannon Y. Harvey, Jordan L. Haines and W. Thomas Stephens are the members of the Audit Committee.

  Compensation Committee. In December 1996, the board of directors of Qwest's predecessor company created a Compensation Committee and appointed Philip F. Anschutz and Cannon Y. Harvey to serve on the committee. In July 1997, Mr. Harvey resigned from the committee. Since July 1997, Philip F. Anschutz, Jordan L. Haines and W. Thomas Stephens have served on the committee. The Compensation Committee determines the salaries, cash bonuses, and fringe benefits of the executive officers, reviews the salary administration and benefit policies of Qwest and administers the Growth Share Plan and the Equity Incentive Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Mr. Anschutz is a Director and Chairman of Qwest, a Director and Chairman of Anschutz Company, Qwest's parent, and a Director and Chairman of The Anschutz Corporation, a subsidiary of Anschutz Company. Mr. Harvey is a Director of Qwest and President and Chief Operating Officer of Anschutz Company and The Anschutz Corporation.

                             PRINCIPAL STOCKHOLDER

  Philip F. Anschutz is the sole beneficial owner of approximately 83.7% of the outstanding shares of Qwest Common Stock. Qwest has granted a warrant to Anschutz Family Investment Company LLC, an affiliate of Anschutz Company, to purchase 8,600,000 shares of Qwest Common Stock. See "CERTAIN TRANSACTIONS." Anschutz Company has granted or expects to grant from time to time security interests in all or part of its shares of the Qwest Common Stock in connection with transactions entered into by it or its affiliates. Although not anticipated, under certain circumstances, shares of Qwest Common Stock could be sold pursuant to such security interests, which could result in a change of control of Qwest for purposes of Delaware law.

                             CERTAIN TRANSACTIONS

  Qwest has easement agreements with certain railroads owned by Union Pacific Corporation ("Union Pacific") arising from the 1996 merger between a subsidiary of Union Pacific and Southern Pacific Rail Corporation ("Southern Pacific"). Qwest's majority beneficial owner, Mr. Philip F. Anschutz, was the principal stockholder of Southern Pacific prior to the merger and holds approximately 5.2% of Union Pacific. The easement agreements provide for payment by Qwest to Southern Pacific of specified amounts based on miles of conduit used by Qwest or sold to third parties. The amounts paid by Qwest to Southern Pacific under these easement agreements for the years 1996, 1995 and 1994 and to reimburse Southern Pacific for expenses related to the construction, operation and maintenance of Qwest's fiber optic system were approximately $3.5 million, $2.2 million and $0.9 million, respectively.

  In October and November 1996, Union Pacific entered into agreements with Qwest to survey, construct and operate a fiber optic telecommunications system on Union Pacific rights-of-way between Alazon, Nevada and Salt Lake City, Utah. Fees paid or accrued by Qwest during 1996 pursuant to these agreements totaled $0.9 million.

  Southern Pacific performed certain administrative functions for Qwest for which it charged Qwest approximately $0.1 million for 1994. Charges to Qwest were not material in amount for each of the years 1996 and 1995. Qwest provides telecommunications services to Southern Pacific. For these services, Southern Pacific paid Qwest $1.6 million, $3.6 million and $3.4 million in the years 1996, 1995 and 1994, respectively.

  Certain affiliates of Anschutz Company indirectly provide facilities to Qwest at prevailing market rates. Qwest rents its corporate office in Denver, Colorado from a limited partnership in which Mr. Anschutz serves as a general partner and indirectly holds limited partner interests and rents certain telecommunications equipment used by Qwest at its corporate office from an affiliate of Anschutz Company. Such expenses totaled $1.4 million, $1.2 million and $1.0 million in the years ended December 31, 1997, 1996 and 1995, respectively, and were not material in amount in 1994.

  Affiliates of Anschutz Company incur certain costs on Qwest's behalf, including primarily insurance and corporate transportation services, and allocate such costs to Qwest based on actual usage. The cost to Qwest for such services was approximately $4.3 million, $2.1 million and $2.5 million for the years ended December 31, 1997, 1996 and 1995, respectively, and was not material in 1994.

  Qwest historically has received capital contributions and noninterest-bearing advances from Anschutz Company and an affiliate of Anschutz Company to fund operations. Qwest received capital contributions from Anschutz Company of $28.0 million and $20.9 million in 1995 and 1994, respectively. Neither Anschutz Company nor any of its affiliates made cash capital contributions to

Qwest during 1996. Outstanding advances totaled $19.1 million at December 31, 1996. In May 1997, all outstanding advances, totaling approximately $28.0 million, were repaid.

  Effective May 23, 1997, Qwest sold to the Anschutz Family Investment Company LLC, for $2.3 million in cash, a warrant to acquire 8,600,000 shares of Qwest Common Stock at an exercise price of $14.00 per share, exercisable on May 23, 2000. The warrant is not transferable. Shares of Qwest Common Stock issued upon exercise of the warrant would be subject to restrictions on sale and transfer for two years after exercise. Anschutz Company is the manager of, and owns a 1% equity interest in, the Anschutz Family Investment Company LLC, and a trust, of which members of Mr. Anschutz's immediate family are beneficiaries, owns the remainder of the equity interests.

  Qwest has a tax sharing agreement with Anschutz Company that provides for the allocation of tax liabilities and benefits. In general, the agreement requires Qwest to pay to Anschutz Company the applicable income taxes for which Qwest would be liable if it filed a separate return and requires Anschutz Company to pay Qwest for losses or credits which would have resulted in a refund of taxes as if Qwest had filed a separate return. The payments under the agreement may be made in the form of cash, setoffs, contributions to capital, dividends, notes or any combination of the foregoing. The tax benefits payable to Qwest under the existing agreement through December 31, 1996 of $11.1 million were forgiven.

  The tax sharing agreement was amended, effective as of January 1, 1997 (the "Effective Date"), to provide that Qwest will be responsible to Anschutz Company to the extent of income taxes for which Qwest would have been liable if it had filed a separate return after giving effect to any loss or credit carryover belonging to Qwest from taxable periods after the Effective Date. Anschutz Company will be responsible to Qwest to the extent an unused loss or credit can be carried back to an earlier taxable period after the Effective Date.

  The ABN AMRO $100.0 million revolving credit facility was collateralized by shares owned and pledged by an affiliate of Anschutz Company. For a description of this facility, see "Qwest's Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Anschutz Company has guaranteed a QCC construction loan with an outstanding balance at September 30, 1997 of approximately $15.0 million. The construction loan pertains to a network construction project undertaken by QCC for an interexchange carrier. The guarantee is limited to indemnification against defective construction, warranty or other claims of the interchange carrier that would reduce or eliminate the interexchange carrier's obligation to pay QCC. In addition, Anschutz Company has guaranteed bonds totaling $175.0 million furnished by Qwest to support its construction obligations under the Frontier contract for sale of dark fiber. See "BUSINESS OF QWEST--The Qwest Network--Dark Fiber Sales." Qwest has agreed to indemnify Anschutz Company and its subsidiaries against any cost or losses incurred by any of them as a result of their providing credit support to Qwest (in the form of collateral pledges, guarantees, bonds or otherwise).

  Richard T. Liebhaber, a Director of Qwest, entered into a consulting agreement with an affiliate of Anschutz Company in December 1996 to provide consulting services in 1997 and serve on the board of directors of Qwest and its subsidiaries upon request. The agreement was assigned to Qwest in February 1997 and Qwest renewed the agreement for 1998. Mr. Liebhaber is required under the contract to provide a minimum of 30 days of consulting services to QCC during 1997 and will be paid $250,000 plus out-of-pocket expenses not to exceed $10,000. Mr. Liebhaber, was granted 10,000 growth shares, effective December 1, 1996, with a performance cycle ending December 31, 2001. See "MANAGEMENT OF QWEST--Growth Share Plan." Mr. Liebhaber was granted an option to purchase 200,000 shares of Qwest Common Stock. See "MANAGEMENT OF QWEST-- Growth Share Plan" and "--Equity Incentive Plan."

                  BENEFICIAL OWNERSHIP OF QWEST COMMON STOCK

  The following table sets forth certain information regarding the beneficial ownership of Qwest Common Stock as of December 31, 1997 by (i) each person known by Qwest to beneficially own more than five percent of the Qwest Common Stock; (ii) each director of Qwest; (iii) each of the named executive officers; and (iv) all current directors and executive officers of Qwest as a group, in each case giving effect to the Qwest Stock Split.

                               ADDRESS FOR        AMOUNT AND NATURE OF        PERCENT OF
                                5% OWNERS        BENEFICIAL OWNERSHIP(1) OUTSTANDING SHARES(2)
          NAME            ---------------------- ----------------------- ---------------------
Philip F. Anschutz......  555 Seventeenth Street       173,019,002(3)            83.7%
                          Suite 1000
                          Denver, CO 80202
Joseph P. Nacchio.......                                 1,201,600(4)               *
Robert S. Woodruff......                                   358,710                  *
Cannon Y. Harvey........                                     6,000                  *
Richard T. Liebhaber....                                    30,000(5)               *
Douglas L. Polson.......                                    68,008                  *
Craig D. Slater.........                                    98,668(6)               *
Jordan L. Haines........                                     4,000                  *
W. Thomas Stephens......                                     4,000                  *
Richard L. Smith........                                   108,658(7)               *
A. Dean Wandry..........                                   277,222                  *
Anthony J. Brodman......                                   242,402(8)               *
Stephen M. Jacobsen.....                                    90,000(9)               *
Lewis O. Wilks..........                                       --                   *
Brij Khandelwal.........                                       --                   *
Larry A. Seese..........                                       --                   *
Directors and Executive
 Officers as a Group (21
 persons)...............                               175,508,270               84.9%

--------
* Less than one percent.
(1) Except as otherwise indicated, Qwest believes that the persons listed in the above table have sole investment and voting power with respect to all shares beneficially owned by them, subject to applicable community property laws. For purposes of this table, beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and generally includes voting or investment power with respect to securities. Under that Rule, securities relating to options are deemed to be beneficially owned if they are currently exercisable or exercisable within 60 days. The amounts shown in the table do not include shares relating to options not currently exercisable or exercisable within 60 days.
(2) Based upon 206,669,874 shares of Qwest Common Stock issued and outstanding plus, as to the holder thereof only and no other person, exercise of all derivative securities that are exercisable or convertible currently or within 60 days of December 31, 1997.
(3) Includes 20,336 shares held as custodian for one of Mr. Anschutz's children, as to which beneficial ownership is disclaimed. Does not include 8,600,000 shares issuable upon exercise of a warrant held by Anschutz Family Investment Company LLC of which Anschutz Company, a corporation wholly owned by Mr. Anschutz, is the manager and one percent equity owner.
(4) Includes 1,200,000 shares currently issuable upon exercise of options and 1,600 shares owned by or for the benefit of Mr. Nacchio's children.
(5) Represents shares issuable within 60 days upon exercise of options.
(6) Includes 37,500 shares currently issuable upon exercise of options.
(7) Includes 12,000 shares owned by or for the benefit of Mr. Smith's children and 400 shares owned through a partnership of which Mr. Smith is a general partner.
(8) Includes 7,500 shares currently issuable upon exercise of options.
(9) Represents shares issuable within 60 days upon exercise of options.

                      DESCRIPTION OF QWEST CAPITAL STOCK

  The following summary description of the capital stock of Qwest does not purport to be complete and is subject to the provisions of the Qwest Certificate of Incorporation and Qwest Bylaws, which are included as exhibits to the Registration Statement of which this Proxy Statement/Prospectus forms a part and by the provisions of applicable law.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

  Pursuant to the Qwest Certificate of Incorporation, Qwest has authority to issue 425,000,000 shares of capital stock, consisting of 400,000,000 shares of Qwest Common Stock and 25,000,000 shares of Qwest Preferred Stock.

  As of December 31, 1997, 206,669,874 shares of Qwest Common Stock and no shares of Qwest Preferred Stock were issued and outstanding. The rights of the holders of Qwest Common Stock discussed below are subject to such rights as the Qwest Board may hereafter confer on the holders of Qwest Preferred Stock; accordingly, rights conferred on holders of Qwest Preferred Stock that may be issued in the future under the Qwest Certificate of Incorporation may adversely affect the rights of the holders of Qwest Common Stock.

  Effective May 23, 1997, Qwest sold to the Anschutz Family Investment Company LLC a warrant to acquire 8,600,000 shares of Qwest Common Stock, exercisable on May 23, 2000. See "CERTAIN TRANSACTIONS."

COMMON STOCK

  Voting Rights. Each holder of the Qwest Common Stock shall be entitled to attend all special and annual meetings of the stockholders of Qwest and, together with the holders of all other classes of stock entitled to attend and vote at such meetings, to vote upon any matter or thing (including, without limitation, the election of one or more directors) properly considered and acted upon by the stockholders. Holders of the Qwest Common Stock are entitled to one vote per share.

  Liquidation Rights. In the event of any dissolution, liquidation or winding up of Qwest, whether voluntary or involuntary, the holders of the Qwest Common Stock and holders of any class or series of stock entitled to participate herewith, shall become entitled to participate in the distribution of any assets of Qwest remaining after Qwest shall have paid, or provided for payment of, all debts and liabilities of Qwest and after Qwest shall have paid, or set aside for payment, to the holders of any class of stock having preference over the Qwest Common Stock in the event of dissolution, liquidation or winding up the full preferential amounts (if any) to which they are entitled.

  Dividends. Dividends may be paid on the Qwest Common Stock and on any class or series of stock entitled to participate therewith when and as declared by the Qwest Board.

AUTHORIZED QWEST PREFERRED STOCK

  The Qwest Certificate of Incorporation authorizes the Qwest Board, from time to time and without further stockholder action, to provide for the issuance of up to 25,000,000 shares of Qwest Preferred Stock, par value $.01 per share, in one or more series, and to fix the relative rights and preferences of the shares,including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date hereof, the Qwest Board has not provided for the issuance of any series of such Qwest Preferred Stock. Through its broad discretion with respect to the creation and issuance of Qwest Preferred Stock without stockholder approval, the Qwest Board could adversely affect the voting power of the holders of Qwest Common Stock and, by issuing shares of Qwest Preferred Stock with certain voting, conversion or redemption rights or all of them, could discourage any attempt to obtain control of Qwest.

CERTAIN CHARTER AND STATUTORY PROVISIONS

  The Qwest Certificate of Incorporation and Qwest Bylaws include certain provisions that may have the effect of delaying, deterring or preventing a future takeover or change in control of Qwest unless such takeover or change in control is approved by the Qwest Board. See "RISK FACTORS--Risks Relating to Qwest and Its Business--Anti-Takeover Provisions."

  The Qwest Certificate of Incorporation places certain restrictions on who may call a special meeting of stockholders. In addition, the Qwest Board has the authority to issue up to 25,000,000 shares of Qwest Preferred Stock and to determine the price, rights, preferences, and privileges of those shares without any further vote or actions by the stockholders. The rights of the holders of Qwest Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Qwest Preferred Stock that may be issued in the future. The issuance of such shares of Qwest Preferred Stock, while potentially providing desirable flexibility in connection with possible acquisitions and serving other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, a majority of the outstanding voting stock of Qwest.

  Qwest is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans), or (iii) on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote (and not by written consent) of at least two-thirds of the outstanding voting stock excluding that stock owned by the interested stockholder. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who (other than the corporation and any direct or indirect majority owned subsidiary of the corporation), together with affiliates and associates, owns (or, as an affiliate or associate, within three years prior, did own) 15% or more of the corporation's outstanding voting stock. The application of Section 203 could have the effect of delaying or preventing a change of control of Qwest.

  The Qwest Certificate of Incorporation allows Qwest to require certifications with respect to, beneficial ownership of Qwest Common Stock by "aliens." For purposes of this restriction, the term "alien" means aliens and their representatives, foreign governments and their representatives and corporations organized under the laws of a foreign country. The Communications Act of 1934 limits the ownership by non-U.S. citizens, foreign corporations and foreign governments of an entity directly or indirectly holding a common carrier radio license. See "REGULATION."

  Certain provisions of the Qwest Bylaws may have the effect of delaying or preventing changes in control or management of Qwest. See "RISK FACTORS--Risks Relating to Qwest and Its Business--Anti-Takeover Provisions."

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Qwest Common Stock is ChaseMellon Shareholder Services, L.L.C.

                              BUSINESS OF PHOENIX

GENERAL

  Phoenix is a publicly-owned interexchange carrier of long distance telecommunications services. Phoenix believes that it offers "simple, honest and straightforward" pricing plans that are generally priced lower than many plans of larger carriers such as AT&T, MCI and Sprint. Moreover, Phoenix believes that it provides more attentive customer service than its larger competitors. In addition to "1 plus" domestic long distance service, Phoenix offers its customers a wide range of value-added products and services, including inbound "800" service, dedicated access and private line service, Internet access, calling cards, international call-back, conference calling, debit cards and customized management reports.

  Since May 1995, Phoenix has acquired 10 companies or customer bases, including one switched reseller, two switchless resellers, one international call-back company, and six customer bases. These acquired companies and customer bases have added significant amounts of revenue, new products and services, enhanced marketing capabilities and provided technical and network infrastructure. See "--Acquisitions."

COMPANY STRATEGY

  Phoenix's objective is to grow revenue and cash flow by being a leading provider of telecommunications services. Phoenix's strategy for achieving this goal is to: (i) provide customers a full range of telecommunications products and services and (ii) consummate a business combination transaction with a company operating its own long distance network and loading such network with Phoenix's long distance traffic.

  Phoenix seeks to provide a full range of telecommunications products and services. As competition increases in the telecommunications industry, Phoenix believes that the successful companies will be those that can offer a wide range of products and services, acting as a "one-stop-shop" for customers who are confronted with a proliferation of products and technologies. In addition to providing extra sources of revenue, Phoenix believes that cross-selling a variety of products and services to its customers builds customer loyalty. See "--Products and Services."

ACQUISITIONS

  Since May 1995, Phoenix has acquired 10 companies or customer bases, including one switched reseller, two switchless resellers, one international call-back company, and six customer bases. The following acquired companies and customer bases have added significant amounts of revenue, new products and services, enhanced marketing capabilities and/or provided technical and network infrastructure:

                                        APPROXIMATE
                                          MONTHLY   APPROXIMATE
                           ACQUISITION    REVENUE     PURCHASE       FORM OF        TYPE OF
      ACQUISITION             DATE       (000S)(1)  PRICE (000S)  CONSIDERATION   ACQUISITION
      -----------         ------------- ----------- ------------  -------------- -------------
AMERICOM................  July 1995       $   30      $    98     Cash           Customer base
Bright Telecom, L.P.....  August 1995     $   50      $   356     Cash           Company
Interstate Savings,       August 1995                             Cash           Customer base
 Inc....................                  $  367      $ 1,450
Tele-Trend                August 1995                             Cash           Company
 Communications, LLC....                  $  725      $ 4,430
Education Communications  December 1995                           Cash           Customer base
 Systems, Inc...........                  $  175      $   525
Automated                 January 1996    $1,917      $17,522     Cash, common   Company
 Communications, Inc....                                          stock and note
King Communications.....  January 1996    $   54      $   203     Cash           Customer base
Baldcor Capital Group...  January 1996    $   28      $   119     Cash           Customer base
Connections               March 1996                              Cash           Customer base
 Communications Source..                  $   20      $    36
AmeriConnect, Inc.......  October 1996    $1,442      $12,820(2)  Common stock   Company

--------
(1) Monthly revenue for first month's billing following the acquisition.
(2) Represents estimated fair market value, as of the closing date of the acquisition, of Phoenix Common Stock issued in connection with this transaction, which was accounted for as a pooling of interests.

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

OPERATIONS

  Phoenix's strategy is to reduce its line costs by either moving traffic to its lowest cost wholesale provider or placing the traffic on one of its three switches. Through a combination of use of its three switches and agreements with vendor carriers, Phoenix is able to complete point-to-point long distance calls from anywhere within the United States and various foreign countries to anywhere in the world.

  Transmission Facilities. On routes where Phoenix has leased IMTs, such IMTs interconnect Phoenix's switches and transport long distance telephone calls between such switches. Where the volume of long distance traffic on a particular route between such switches justifies leasing a fixed-cost IMT, access to the IMT affords Phoenix the opportunity to reduce line costs by transmitting its long distance traffic over such IMT, where available. Because fees for IMTs are fixed and do not vary with usage, additional minutes of use may be loaded on the IMTs without incurring additional costs for such IMTs, thereby improving Phoenix's margins. Phoenix leases its fixed cost IMT's from several carriers. Fixed cost IMT's leased by Phoenix are sometimes referred to herein as "Phoenix's IMT's."

PRODUCTS AND SERVICES

  Phoenix offers a wide variety of long distance and value-added products and services to its customers. These products and services include: "1 plus" domestic long distance service, inbound (800) service, dedicated access and private line services, Internet access, calling cards, international call-back, conference calling and debit cards. Phoenix also provides customized management reports to help its customers better understand and manage their telecommunications costs. In addition, Phoenix's business strategy includes opportunistically adding additional telecommunications products and services, such as local service and cellular service.

  Phoenix's pricing structure for its products and services is established on the basis of cost and competition. Phoenix believes that its customers generally select Phoenix because it offers lower cost long distance transmission than larger interexchange carriers, such as AT&T, MCI and Sprint, while providing more attentive customer service. Phoenix offers a variety of rate plans that it believes meet the needs of its customers. Under Phoenix's most commonly subscribed long distance rate plans, customers are generally sold flat per minute rates for interstate and intrastate long distance calls. Such rates generally are determined based upon the customers' usage levels at the time of the sale and do not vary based upon the time of day of a call.

CUSTOMERS

  At December 31, 1997, Phoenix's customer base was comprised of over 40,000 customers, consisting primarily of small and medium-size business customers and, to a much lesser extent, residential customers. Phoenix targets its marketing efforts primarily to business customers spending $10,000 or less per month on long distance services. For the year ended December 31, 1997, Phoenix's 20 largest customers accounted for less than 10% of revenue and no one customer accounted for more than 2% of revenue.

  Phoenix is presently serving customers in 49 states. Through its international call-back service, Phoenix serves approximately 1,000 customers in various countries worldwide.

MARKETING AND SALES

  Overview. Phoenix's marketing and sales efforts are designed to differentiate Phoenix from its competitors through simple low-cost pricing, customization of products and services and person-to-person customer service. Phoenix's pricing schedules typically include a flat-rate cost per minute, with additional discounts available for higher volume use. While a variety of rate plans are offered, Phoenix attempts to price its long distance service below the basic rates of AT&T, MCI and Sprint.

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

  Phoenix emphasizes to its business customers that its menu of services can be customized to meet each individual company's needs, including monthly management reports and specially formatted invoices that help identify and sort calling patterns and track non-business calling. Phoenix also highlights the high level of regular personal contact in its approach to customer service, including a three to five person team of customer service representatives that is assigned to each business customer throughout its relationship with Phoenix.

  Phoenix believes that a key attraction of its marketing and sales presentations to business customers is its invoice system, which utilizes simple and understandable formats for conveying billing information and presents most services provided by Phoenix to a customer on a single bill.

  Under Phoenix's "clear billing" system, since January 1996, charges for "1 plus" calls to new customers are based upon six-second increments and the applicable per-minute rate charge. Phoenix believes that this calculation method differs from that currently employed by certain of its competitors, who use minutes as the minimum billing increment and round up partial minutes of calling time to the next whole minute. In addition, under Phoenix's most recent rate plans, per call charges are calculated out to four decimal places while many of Phoenix's competitors round charges for each call up to two decimal places. The resulting charges for the "rounded-up" portion of calling time can be significant for business customers with a high volume of short calls, and Phoenix's billing method is thus presented to potential customers as a cost-saving feature. Phoenix views its clear billing policies as a competitive advantage when compared to the billing practices of certain of its competitors.

  Phoenix conducts its marketing efforts through a focused program that combines direct sales offices located in selected metropolitan areas with a network of master sales agents and independent distributors, and a group that focuses on larger volume wholesale and retail customers ("National Accounts"). Phoenix believes that utilizing a staff of dedicated sales employees promotes lower turnover, better training and more consistency in presenting Phoenix's image to the marketplace. At the same time, its network of agents and distributors serves to extend Phoenix's marketing reach and coverage efficiently and economically.

  For the year ended December 31, 1997, Phoenix's direct sales, independent distributors and National Accounts contributed approximately 51%, 13% and 36%, respectively, of the total number of new customers.

  Direct Sales Offices. Phoenix currently operates 2 sales offices located in Minneapolis and Tampa. At December 31, 1997, Phoenix employed 15 direct sales representatives, 2 sales managers that support, train and assist the direct sales representatives and 2 supervisory and administrative personnel in its sales offices.

  Distribution Network. Phoenix's distributor network consists primarily of master sales agents and independent distributors. Master sales agents are either individuals or marketing companies with their own experienced sales forces and established networks of business customers. They typically sell telecommunications products and services offered by other companies in addition to Phoenix. Independent, or "standard," distributors are non-employee contractors who generally have not developed the larger sales staffs that characterize master sales agents. Phoenix estimates that the number of its standard distributor relationships that produce sales on a regular monthly basis is currently in the range of 30-35, although Phoenix has approximately 50 standard distributor relationships that occasionally produce sales.

  National Accounts. National Accounts consists of 4 employees who solicit large, nationwide organizations to purchase Phoenix's products and services. Typically products are offered to those organization at lower prices and Phoenix provides expanded customer service and sales support in return for higher levels of business.

CUSTOMER SERVICE

  Phoenix places a strong emphasis on customer service and believes that frequent contact with customers is a significant factor in customer retention. Phoenix has recently completed a new Customer Service Call Center (the "Center") that has state-of-the-art telephone systems, data systems and operating maps to assist in the customer service function. The Center is located adjacent to Phoenix's headquarters and houses all of Phoenix's customer service representatives. Phoenix believes that its new Center further enhances its ability to serve its customers.

  Customer service representatives are available from 6:00 a.m. to 6:00 p.m. Mountain Standard Time (encompassing the business day on both coasts) by dialing a toll-free number to handle any customer inquiries regarding their service. To assess satisfaction with the services and products being provided by Phoenix, customer service representatives call existing business customers on a routine basis.

  Phoenix's customer service department is organized into three to five person teams, with each having a team leader that supervises activities. Each customer is assigned to one of the teams which is responsible for all the service needs of that customer. Phoenix employed 27 customer service representatives as of December 31, 1997.

EMPLOYEES

  As of December 31, 1997, Phoenix had approximately 138 full-time employees. Of the full-time employees, 24 are engaged in sales and marketing, 27 in customer service, and the remainder in management, development, finance and administrative capacities.

MCI AND SPRINT PAYABLES

  MCI Payable. The Carrier Agreement by and between MCI and Phoenix dated March 1996 (the "MCI Agreement") requires that Phoenix place long distance traffic on MCI's long distance network having a minimum "postalized" (as defined in the MCI Agreement) value of $900,000 per year during the two year term beginning on January 1, 1996 and ending on December 31, 1997. During the first year of the term of the MCI Agreement, Phoenix did not place long distance traffic with a postalized value of $900,000 on MCI's long distance network. However, Phoenix was not invoiced for any shortfall amount and was verbally notified by MCI's representatives that MCI considered the minimum postalized value requirement as having been satisfied by Phoenix for that year. During the second year of the term of the MCI Agreement, Phoenix did not place long distance traffic with a postalized value of $900,000 on MCI's long distance network. In December 1997, an MCI representative informed Phoenix that the shortfall amount for the second year of the MCI Agreement was approximately $420,000 (the "MCI Shortfall Amount"). As of January 30, 1998, MCI had not invoiced Phoenix for any portion of the MCI Shortfall Amount and Phoenix had not received any written or verbal notice from MCI of its intentions with respect to the MCI Shortfall Amount. Phoenix management has contacted representatives of MCI and is in the process of scheduling a meeting with MCI representatives regarding a new carrier agreement and the MCI Shortfall Amount. It is expected that such meeting will take place prior to February 28, 1998.

  Sprint Communications Payable. The Resale Solutions Switched Services Agreement by and between Sprint Communications and Phoenix dated December 1996 (the "Sprint Communications Agreement") requires that Phoenix pay to Sprint Communications minimum usage fees of $20.0 million during the two year term beginning October 1, 1996 and ending on September 30, 1998, of which a minimum of $12.0 million must be paid in the first year of the term. During the first year of the term of the Sprint Communications Agreement, Phoenix placed long distance traffic having a value of approximately $10.725 million on Sprint Communications's long distance network resulting in a shortfall amount of approximately $1.275 million (the "Sprint Communications Shortfall Amount" and together with the MCI Shortfall Amount, the "Shortfall Amounts") for the first year of the Sprint Communications Agreement. In November 1997 Sprint Communications invoiced Phoenix for the Sprint Communications Shortfall Amount. Pursuant to the terms of the Sprint Communications Agreement, Phoenix cannot incur any further shortfall amounts until September 30, 1998. Accordingly Phoenix does not expect the Sprint Communications Shortfall Amount to increase prior to the anticipated Closing Date.

  While Phoenix management is in negotiations with each of Sprint Communications and MCI with respect to the elimination or reduction of the Shortfall Amounts, there can be no assurance that the Shortfall Amounts will in fact be eliminated or reduced. In addition, pursuant to the Merger Agreement, Phoenix will require Qwest's consent prior to entering into any agreement relating to the Shortfall Amounts. Any Shortfall Amounts paid or payable as of the Closing Date will reduce the Acquisition Value and, consequently, the value of the Stock Consideration to be received by the Phoenix Stockholders.

PHOENIX CREDIT FACILITY

  In September 1995, Phoenix renewed the Phoenix Credit Facility to make available to Phoenix a line of credit of up to $10,000,000. Phoenix may borrow up to the lesser of $10,000,000 or its borrowing base, which is defined as a percentage of its eligible receivables. The term of the Phoenix Credit Facility is three (3) years, expiring October 1998, with automatic renewal opinions. There are penalties for early termination by Phoenix. Borrowings bear interest at 1.75% over the "reference rate," as defined in the Phoenix Credit Facility.

  The loan is collateralized by Phoenix's accounts receivable, equipment, general intangibles and other personal property assets. Among other provisions, Phoenix must maintain certain minimum financial covenants, is prohibited from paying dividends without the approval of Foothill Capital Corporation, and is subject to limits on capital expenditures.

  On March 12, 1997, the Phoenix Credit Facility was amended to provide for a $2,000,000 bridge loan with the principal amount to be paid in eight (8) equal monthly installments between July 1, 1997 and January 1, 1998. Phoenix made installment payments of $250,000 on the principal amount of the bridge loan during each of June, July and August, 1997. On September 1, 1997, the parties entered into an amendment to provide for a temporary moratorium on payments in respect of the bridge loan with a final payment of all outstanding principal and accrued and unpaid interest being due on January 9, 1998. On December 12, 1997, the Phoenix Credit Facility was amended to provide for an additional bridge loan of $1,825,000 and the retention of an over-advance of $300,000. On December 31, 1997, the Phoenix Credit Facility was further amended to provide that Foothill Capital Corporation may, in its sole discretion, lend Phoenix up to $1.25 million, to be treated either as an increase to the Bridge Loan Amount or as an over-advance, which must be repaid on the earliest to occur of
(a) April 30, 1998, (b) the Effective Time and (c) termination of the Phoenix Credit Facility. On February 2, 1998, the Phoenix Credit Facility was amended to provide for an additional over-advance of $500,000 and to reduce the amount that Foothill Capital Corporation may lend Phoenix from $1.25 million to $750,000.

  On January 16, 1998, Phoenix failed to make a scheduled payment under the Van Essen Note and is currently in default thereon. On January 17, 1998, Phoenix received a notice from Van Essen declaring a default under the Van Essen Note and notifying Phoenix that if the scheduled payment is not received by February 2, 1998, the entire unpaid principal balance of the Van Essen Note will become due and payable and that Van Essen will pursue all remedies available to her. Phoenix currently does not have sufficient cash to make the scheduled payment. Foothill Capital Corporation has waived the resulting cross-default in the Phoenix Credit Facility.

  From time to time Phoenix has been in violation of certain of its covenants in the Phoenix Credit Facility. Phoenix has received waivers of its violations of these covenants so long as it continues to

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

meet the continuing requirements of the Phoenix Credit Facility. Such requirements include (a) the execution of the Merger Agreement by January 8, 1998; (b) the filing with the Commission of a preliminary proxy statement with respect to the Merger Agreement by January 31, 1998; (e) the prompt response to any comments the Commission might have with respect to such preliminary proxy statement; (d) the Registration Statement being declared effective by the Commission by April 30, 1998; (e) the filing with the Commission of Phoenix's Annual Report on Form 10-K for the year ended December 31, 1997 by March 31, 1998; (f) the approval of the Merger Agreement and Merger by the holders of a majority of the shares of Phoenix Common Stock by April 30, 1998; and (g) the consummation of the Merger by April 30, 1998. A failure by Phoenix to meet any of such requirements would constitute an event of default under the Phoenix Credit Facility. In the future, should Phoenix violate, or have a continuing violation of, any of the covenants constituting an event of default under the Phoenix Credit Facility, there can be no assurance that it will receive a waiver of such violation. Under the terms of the Phoenix Credit Facility, upon the occurrence of an event of default, the lender may, among other things, declare all amounts outstanding under the Phoenix Credit Facility immediately due and payable, cease advancing money or extending credit to Phoenix and/or during the continuance of an event of default, increase the interest rate on amounts outstanding under the Phoenix Credit Facility.

  As of February 9, 1998, $3,129,602 was outstanding under the line of credit (including over-advances of $800,000, in the aggregate) provided by the Phoenix Credit Facility and the interest rate was 9.25%. The average daily outstanding borrowing for the year ended December 31, 1997 was $4,092,859. The highest month-end balance outstanding for the year ended December 31, 1997 was $5,621,926. As of January 27, 1998, the Phoenix Credit Facility was fully drawn upon.

  As of January 30, 1998, Phoenix estimated that it will require financing between $6 million and $9 million in order to repay the Bridge Loan Amount and fund operating losses, working capital requirements and capital expenditures during the remainder of 1998. This amount is in addition to funds provided by operations and funding available, if any, under the Phoenix Credit Facility. The exact amount and timing of these working capital requirements and Phoenix's ability to continue as a going concern will be determined by numerous factors, including (i) of the level of, and gross margin on, future sales; (ii) the outcome of outstanding contingencies and disputes, including the LDDS Litigation and other pending lawsuits; (iii) payment terms achieved by Phoenix; and (iv) the timing of capital expenditures.

  If the Merger is not concluded, there can be no assurance that Phoenix will be able to obtain additional equity or debt financing on terms that Phoenix will find acceptable. Any additional equity or debt financing may involve substantial dilution to the interests of Phoenix Stockholders. If Phoenix is unable to obtain sufficient funds to satisfy its cash requirements, it will be forced to curtail operations, dispose of assets, seek extended payment terms from its vendors or seek protection under federal bankruptcy laws. There can be assurance that Phoenix will be able to obtain additional working capital, reduce expenses or successfully complete other steps necessary to continue as a going concern. See "PHOENIX MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources."

GOVERNMENT REGULATION

  The terms and conditions under which Phoenix provides telecommunications products and services are subject to government regulation. Federal laws and FCC regulations apply to interstate and international telecommunications, while particular state regulatory authorities have jurisdiction over telecommunications that originate and terminate within the same state.

  Federal Regulation. Phoenix is classified by the FCC as a non-dominant carrier, and therefore is subject to significantly reduced federal regulation. After the reclassification of AT&T as a non-dominant

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

carrier in its provision of domestic services, among domestic carriers only the LECs are classified as dominant carriers for the provision of interstate access services. As a consequence, the FCC regulates many of the rates, charges, and services of the LECs to a greater degree than Phoenix's. The FCC has proposed that the RBOCs offering out-of-region interstate inter-exchange services be regulated as non-dominant carriers, as long as such services are offered by an affiliate of the RBOC that complies with certain structural separation requirements, which may make it easier for the RBOCs to compete directly with Phoenix for long distance subscribers. These would be the same separation requirements that currently are applicable to independent LECs that provide interstate inter-exchange services, although the FCC on March 21, 1996 initiated a rule-making proceeding in which it is considering whether to modify or eliminate these separation requirements.

  Because AT&T is no longer classified as a dominant carrier, certain pricing restrictions that formerly applied to AT&T have been eliminated, which may make it easier for AT&T to compete with Phoenix for low volume long distance subscribers. International carriers may also be classified as dominant if they exercise market power or are considered to be affiliated with foreign carriers, as defined under the FCC's rules. Non-dominant carriers are currently required to file international tariffs. The FCC generally does not exercise direct oversight over cost justification and the level of charges for service of non-dominant carriers, such as Phoenix, although it has the statutory power to do so. Non-dominant carriers are required by statute to offer interstate and international services under rates, terms, and conditions that are just, reasonable, and not unduly discriminatory. The FCC has the jurisdiction to act upon complaints filed by third parties or brought on the FCC's own motion against any common carrier, including non-dominant carriers, for failure to comply with its statutory obligations. Additionally, the Telecommunications Act grants explicit authority to the FCC to "forbear" from regulating any telecommunications services provider in response to a petition and if the agency determines that the public interest will be served. On October 29, 1996, the FCC exercised this authority and released an order which, among other things, requires nondominant interexchange carriers to cancel their currently-filed tariffs for interstate domestic services within nine months of the effective date of the order and prohibits such filings in the future. However, on February 19, 1997, the United States Court of Appeals for the District of Columbia Circuit stayed the FCC's order pending further expedited judicial review or FCC reconsideration or both. In August 1997, the FCC issued an order on reconsideration in which it affirmed its decision to impose complete or mandatory detariffing, although it decided to allow optional or permissive tariffing in certain limited circumstances (including for interstate, domestic, interexchange dial-around services, which end users access by dialing a carrier's 10XXX access code). Petitions for further reconsideration of this order are pending, and this order also remains subject to the Court of Appeals' stay pending further judicial review and any appeals of the order on reconsideration. Phoenix cannot predict the ultimate outcome of these or other proceedings on its service offerings or operations.

  The FCC imposes only minimal reporting requirements on non-dominant resellers, although Phoenix is subject to certain reporting, accounting, and record keeping obligations. A number of these requirements are imposed, at least in part, on all carriers, and others are imposed on carriers whose annual operating revenue exceed $100 million. Phoenix has been granted authority by the FCC to provide international telecommunication services through the resale of switched services of various vendor carriers. The FCC reserves the right to condition, modify, or revoke such international authority for violations of the Communications Act of 1934 or its rules.

  Phoenix currently has two tariffs on file with the FCC, one covering its domestic interstate services and one covering international services. As an international non-dominant carrier, Phoenix has been required to include, and has included, detailed rate schedules in its international tariffs, which are filed on 14-days' notice without cost support to justify rates. Resale carriers, like all other interstate carriers, are also subject to a variety of miscellaneous regulations that, for instance, govern the documentation and verifications necessary to change a subscriber's long distance carrier, limit the use of "800"

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

numbers for pay-per-call services, require disclosure of certain information if operator assisted services are provided, and govern interlocking directors and management.

  The Telecommunications Act authorizes the RBOCs to provide inter-LATA inter-exchange telecommunication services, upon the receipt of any necessary state and/or federal regulatory approvals that are otherwise applicable to the provision of intrastate or interstate long distance services and, for in-region long distance services, upon specific FCC approval and upon satisfying other conditions, including a checklist of interconnection and other requirements. The Telecommunications Act also provides for certain safeguards against anticompetitive conduct by the RBOCs in the provision of inter-LATA service including a requirement for a separate subsidiary and certain joint marketing limitations.

  GTE was previously prohibited from providing inter-exchange telecommunications services, however, the Telecommunications Act authorizes GTE to provide inter-LATA inter-exchange telecommunications services without regard to limitations by region, although the necessary state and/or federal regulatory approvals that are otherwise applicable to the provision of intrastate and/or interstate long distance service must be obtained by the various operating companies of GTE prior to the provision of long distance service, and GTE is subject to the provisions of the Telecommunications Act that impose interconnection and other requirements on the LECs.

  Like substantially all other long distance carriers, Phoenix has been the subject of complaints before the FCC regarding the unauthorized switching of subscribers' long distance carriers, also known in the industry as "slamming." Phoenix believes that most of such complaints arose from telemarketing efforts by Phoenix, a marketing practice that Phoenix discontinued in early 1996. Phoenix has never been penalized or cited for "slamming" by the FCC. As to all complaints pending at December 31, 1997 Phoenix has filed or is in the process of filing responses to such complaints and believes that such complaints will be resolved without a material adverse impact upon Phoenix.

  In addition, the Telecommunications Act adds a new provision that imposes liability upon all telecommunications carriers to the carrier previously selected by the subscriber for unauthorized switching of subscribers' long distance carriers. Liability is imposed in an amount equal to all charges paid by the subscriber after the unauthorized conversion. The FCC is required to adopt new rules to implement this new statutory requirement. The impact that this statutory provision will have on Phoenix cannot be determined at this time.

  State Regulation. Phoenix is subject to varying levels of regulation in the 49 states in which it is currently authorized to provide originating interstate telecommunications services and the 47 states in which it is currently authorized to provide intrastate telecommunications services. The vast majority of the states require Phoenix to apply for certification, which entails proof of technical, managerial and financial ability, to provide intrastate telecommunications services, or at least to register or to be found exempt from regulation, before commencing intrastate service. A majority of states also require Phoenix to file and maintain detailed tariffs listing their rates for intrastate service. Many states also impose various reporting requirements and/or require prior approval or notice for transfers of control of certified carriers, and/or for corporate reorganizations; acquisitions of telecommunications operations; assignments of carrier assets, including subscriber bases; and carrier securities offerings. In certain instances Phoenix has sought retroactive authority in various jurisdictions for certain acquisitions and other reportable events. While Phoenix expects to receive all requested approvals with respect to such retroactive filings, Phoenix had not received all of such approvals as of December 31, 1997. Certificates of authority can generally be conditioned, modified, canceled, terminated, or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations, and policies of the state regulatory authorities. Fines and other penalties, including the return of all monies received for intrastate traffic from residents of a state, may be imposed for such violations. If state regulatory agencies conclude that Phoenix has taken steps without obtaining the required authority, they may impose one or more of the sanctions listed above.

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

  Currently, Phoenix can provide originating interstate and intrastate service to customers in 47 states and the District of Columbia. Of the states in which Phoenix provides originating service, 39 have PUCs that actively assert regulatory oversight over the services offered by Phoenix.

  Additionally, the rules for each state vary in regard to the authorization of inter-LATA versus intra-LATA service. Upon initial certification, Phoenix generally requested approval to provide resold intrastate long distance telecommunications services, unless a state had specific rules pertaining to LATAs. At the time, depending on the individual state regulations, some states only allowed Phoenix to provide inter-LATA services, and the LECs typically provided intra-LATA services. However, many states have modified their rules to allow competition in the intra-LATA market. Generally speaking, as the rules have been modified, the states have either ordered that all certified inter-LATA carriers now have the authority to provide intra-LATA services, or directives have been given for companies to apply for intra-LATA authority or revise existing tariffs to comply with state regulations. In those states which issued directives for companies to apply for intra-LATA authority or revise tariffs, Phoenix has complied with such orders.

  Phoenix continuously monitors regulatory developments in all states in which it does business in order to ensure regulatory compliance. To the extent that Phoenix converts from a switchless reseller to a switched reseller, modification or amendment of Phoenix's state certifications may be required.

  Additional complaints for unauthorized switching of subscribers' long distance carriers and for other issues involving subscriber liability for billed calls for which the subscriber denies responsibility and other billing issues have been lodged against Phoenix before other state public utilities commissions. Although such complaints could result in additional legal actions or proceedings being initiated against Phoenix, Phoenix believes that such matters would be satisfactorily resolved without a material adverse impact upon Phoenix's results of operations or financial condition. A final determination by one or more jurisdictions that Phoenix engaged in the unauthorized switching of subscribers' long distance carriers or other unauthorized conduct could have a material adverse effect upon Phoenix's results of operations or financial condition as, among other things, Phoenix would be subject to financial penalties and potential revocation of its operating authority in the particular jurisdiction, as well as other possible restrictions.

  Phoenix believes that it is in compliance in all material respects with the requirements of federal and state regulatory authorities and maintains communications regularly with the various regulatory authorities in each jurisdiction.

PROPERTIES

  Phoenix leases its principal executive offices in Golden, Colorado. In June 1996, Phoenix completed the relocation of its corporate headquarters from San Francisco. In December 1997, Phoenix relocated its corporate headquarters from 1687 Cole Boulevard, Golden, Colorado to 13952 Denver West Parkway, Golden, Colorado. Phoenix's headquarters is now located in the same building as its Customer Service Call Center. Phoenix's lease at that site terminates on October 14, 2001. Phoenix leases sales offices in the following cities:
Lombard, Illinois; Overland Park, Kansas; Los Angeles; San Francisco; Bellevue, Washington; Costa Mesa, California; and Clearwater, Florida. Phoenix currently leases approximately 45,000 square feet of office space for an aggregate of $51,174 per month. In addition, Phoenix currently leases space for switches in Colorado Springs, Minneapolis and Phoenix for an aggregate of $15,740 per month.

LEGAL PROCEEDINGS

  LDDS Litigation. LDDS Communications, Inc. (now known as WorldCom) commenced an action in the United States District Court for the Southern District of Mississippi in July of 1993 against ACI

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

and Van Essen, the former owner of ACI asserting claims relating to alleged breaches of noncompete and confidentiality agreements the defendants had signed in connection with two transactions in which WorldCom was involved. The alleged breaches primarily relate to ACI's hiring of sales representatives employed by Dial-Net, Inc., a long distance company WorldCom acquired in a merger transaction, before the Phoenix/ACI merger was consummated. ACI and Van Essen filed certain counterclaims against WorldCom. Shortly after the closing of the Phoenix/ACI merger, ACI informed WorldCom of the acquisition but WorldCom has taken no steps to add Phoenix to the litigation.

  A bench trial was conducted in the United States District Court in Jackson, Mississippi from October 2 through October 17, 1996; final arguments were made on November 15, 1996. Pursuant to the Van Essen Indemnification and Hold Harmless Agreement, Van Essen has the right to control, and did control, the defense on behalf of herself and ACI. The potential liability of Phoenix and its subsidiaries, based on the damages asserted by WorldCom, exceeds $4 million, and includes (1) compensatory damages of approximately $3,020,000;
(2) attorneys' fees in excess of $700,000; (3) punitive damages in an unspecified amount; and (4) pre-judgment interest. Phoenix is entitled to be indemnified for any liability with respect to the LDDS Litigation, pursuant to the Van Essen Indemnification and Hold Harmless Agreement summarized below.

  On February 2, 1998, the trial court issued a Memorandum Opinion and Order ("Order") addressing only the liability issues that were tried in the LDDS Litigation, not causation or damages. With respect to WorldCom's various claims against ACI and Van Essen, the Order states that ACI and Van Essen breached the merger agreement and the noncompete agreement arising out of WorldCom's acquisition of Dial-Net, Inc. The trial court did not impose liability on ACI or Van Essen for WorldCom's other claims of (1) fraud and misrepresentation, (2) securities fraud, (3) tortious interference, (4) misappropriation of trade secrets, and (5) civil conspiracy. The trial court did not find WorldCom liable for any of the claims asserted in ACI's and Van Essen's counterclaims.

  The court has informed the parties that it will hear oral arguments with respect to damages at a hearing currently scheduled to be held on February 16, 1998. ACI currently intends to engage separate counsel to represent it in connection with such hearing and all further proceedings in connection with the LDDS Litigation.

  Van Essen Indemnification and Hold Harmless Agreement. The following description summarizes the terms of the Van Essen Indemnification and Hold Harmless Agreement and is qualified in its entirety by the Van Essen Indemnification and Hold Harmless Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Exhibit D and incorporated herein by reference.

  The Van Essen Indemnification and Hold Harmless Agreement was entered into on January 16, 1996 among Phoenix, PNAC, ACI and Van Essen in connection with a merger agreement among those parties pursuant to which Phoenix acquired ACI. Pursuant to the Indemnification Agreement, Van Essen agreed, among other things, to (i) be solely responsible for the defense (and related fees and costs) relating to or arising from all pending and threatened litigation against ACI (including certain named claims) as well as all claims that might arise in the future relating solely to actions by ACI prior to January 16, 1996 (the "ACI Legal Claims") and (ii) fully indemnify, defend and hold harmless Phoenix, PNAC and ACI against any and all claims, judgments, payments, expenses, liabilities and actual damages, including reasonable attorneys' fees, that Phoenix, PNAC and/or ACI incurred relating to any ACI Legal Claim. The Van Essen Indemnification and Hold Harmless Agreement does not specifically list the LDDS Litigation as one of the legal claims subject to the indemnity. However, because the list of claims does not purport to be exhaustive and based on the parties' course of dealing, Phoenix believes that the LDDS Litigation qualifies as an ACI Legal Claim, and, therefore, is subject to the indemnity.

  Phoenix expresses no view as to whether Van Essen now has, or in the future will have, the financial capability to perform her obligations under the Van Essen Indemnification and Hold Harmless Agreement. The obligations of Van Essen to indemnify Phoenix under the Van Essen Indemnification and Hold Harmless Agreement are unsecured, although certain shares of Phoenix Common Stock have been deposited in escrow in support of Van Essen's indemnification obligations, as described below. As the value of the shares of Phoenix Common Stock held in escrow is considerably less than the potential liability that ACI faces, Phoenix's, and after the Effective Time, Qwest's ability to enforce any right of indemnification will be dependent on, among other things, the financial resources of Van Essen. There can be no assurance that Van Essen will have adequate financial resources to pay Phoenix any or all amounts that may be owed pursuant to the Van Essen Indemnification and Hold Harmless Agreement.

  Van Essen has deposited in escrow 727,273 shares of Phoenix Common Stock pursuant to an escrow agreement (the "Van Essen Escrow Agreement") among Phoenix, PNAC, Van Essen and Vectra Bank. Van Essen has asserted that none of Phoenix, ACI or their subsidiaries has a security interest in the shares subject to the escrow. The Van Essen Escrow Agreement provides that all or a portion of the shares of Phoenix Common Stock held in escrow will be released to Phoenix and/or PNAC upon a showing by PNAC of the liability of Van Essen to make payment pursuant to the Van Essen Indemnification and Hold Harmless Agreement. The Van Essen Escrow Agreement does not address whether any shares of Qwest Common Stock issued to Van Essen in the Merger in substitution for the escrowed shares of Phoenix Common Stock would be subject to the escrow. Van Essen has asserted that such shares of Qwest Common Stock will not be subject to the Van Essen Escrow Agreement and should be released from the escrow and delivered to her. Accordingly, there can be no assurance that the shares of Qwest Common Stock received after the Effective Time will be subject to the Escrow Agreement.

  Pursuant to the terms of the Merger Agreement, Qwest is obligated to exercise no more than commercially reasonable efforts to recover any amounts under the Van Essen Indemnification and Hold Harmless Agreement and only amounts so recovered on or prior to the third anniversary of the Closing Date will be included in calculating the Contingent Cash Consideration, if any. If, however, there is no settlement or other final, nonappealable resolution of the LDDS Litigation on or prior to the third anniversary of the Closing Date, the liability is assumed to be $4.0 million and the Contingent Cash Consideration will be $0. In any case, any amounts recovered by any of Qwest or its subsidiaries after the third anniversary of the Closing Date will be retained by Qwest and will not be distributed to the Phoenix Stockholders. In addition, in exercising commercially reasonable efforts Qwest is not required to incur expenses in excess of that which it reasonably expects to recover by reason of such efforts, and no person other than Qwest has been selected to monitor Qwest's recovery efforts.

  Van Essen Threatened Litigation. On January 16, 1998, Phoenix failed to make a scheduled payment under the Van Essen Note and is currently in default thereon. On January 17, 1998, Phoenix received a notice from Van Essen declaring a default under the Van Essen Note and notifying Phoenix that if the scheduled payment is not received by February 2, 1998, the entire unpaid principal balance of the Van Essen Note will become due and payable and that Van Essen will pursue all remedies available to her. Phoenix currently does not have sufficient cash to make the scheduled payment.

  Other Legal Proceedings. In addition, Phoenix is a party, from time to time, in litigation incident to its business. Phoenix is not aware of any such current or pending litigation that it believes will have a material adverse affect on Phoenix's results of operations or financial condition.

                        PHOENIX SELECTED FINANCIAL DATA

  The selected consolidated financial data presented below for, and as of the end of, the years ended December 31, 1996, 1995, 1994, 1993 and 1992 have been derived from the consolidated financial statements of Phoenix, which statements have been audited by Grant Thornton LLP, independent certified public accountants. This data should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere herein.

                                                                        NINE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                          --------------------------------------------  ------------------
                           1992     1993     1994     1995      1996      1997      1996
                          -------  -------  -------  -------  --------  --------  --------
                                                                           (UNAUDITED)
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenue.................  $36,502  $53,905  $74,405  $75,855  $ 99,307  $ 59,932  $ 78,234
Cost of revenue.........   27,352   39,381   52,650   53,776    73,438    43,942    56,676
                          -------  -------  -------  -------  --------  --------  --------
Gross profit............    9,150   14,524   21,755   22,079    25,869    15,990    21,558
Selling, general and
 administrative
 expenses...............    9,438   15,851   21,075   22,323    31,115    20,010    22,104
Depreciation and
 Amortization...........      254      538      678    1,126     4,358     2,961     3,240
Relocation expenses.....      --       --       --       --      1,133       --        982
Acquisition expenses....      --       --       --       --      1,309       --        --
Loss on abandonment of
 fixed assets...........      --       --       --     1,020        15       --        --
Aborted bond offering
 expenses...............      --       --       --       --        246       --        --
                          -------  -------  -------  -------  --------  --------  --------
                            9,692   16,389   21,753   24,469    38,176    22,971    26,326
                          -------  -------  -------  -------  --------  --------  --------
Operating income (loss).     (542)  (1,865)       2   (2,390)  (12,307)   (6,981)   (4,768)
Other income (expense):
 Interest income........       40       19       36      104        85
 Interest expense.......      (42)    (186)    (425)    (261)     (626)     (797)     (399)
 Miscellaneous income
  (expense).............      (11)     (10)      43       (7)        4       --        --
                          -------  -------  -------  -------  --------  --------  --------
                              (13)    (177)    (346)    (164)     (537)     (797)     (399)
                          -------  -------  -------  -------  --------  --------  --------
Income (loss) before
 income taxes and
 cumulative effect of
 accounting change......     (555)  (2,042)    (344)  (2,554)  (12,844)   (7,778)   (5,167)
Income tax benefit
 (expense)..............      --       494      (16)    (500)      --        --        --
                          -------  -------  -------  -------  --------  --------  --------
Income (loss) before
 cumulative effect of
 accounting change......     (555)  (1,548)    (360)  (3,054)  (12,844)   (7,778)   (5,167)
Cumulative effect of
 change in amortization
 of deferred
 commissions............      --       --       123      --        --        --        --
                          -------  -------  -------  -------  --------  --------  --------
Net income (loss).......  $  (555) $(1,548) $  (483) $(3,054) $(12,844) $ (7,778) $ (5,167)
                          =======  =======  =======  =======  ========  ========  ========
Net income (loss)
 attributable to common
 shares:
 Net income (loss)......  $  (555) $(1,548) $  (483) $(3,054) $(12,844) $ (7,778) $ (5,167)
 Preferred dividends....     (262)    (268)    (232)    (594)   (1,206)     (163)     (941)
                          -------  -------  -------  -------  --------  --------  --------
                          $  (817) $(1,816) $  (715) $(3,648) $(14,050) $ (7,942) $ (6,107)
                          =======  =======  =======  =======  ========  ========  ========
Loss per common share:
 Loss before cumulative
  effect of accounting
  change................  $ (0.08) $ (0.15) $ (0.04) $ (0.24) $  (0.68) $  (0.29) $  (0.30)
 Cumulative effect of
  accounting change.....      --       --     (0.01)     --        --        --        --
                          -------  -------  -------  -------  --------  --------  --------
 Net loss per common
  share.................  $ (0.08) $ (0.15) $ (0.05) $ (0.24) $  (0.68) $  (0.29) $  (0.30)
                          =======  =======  =======  =======  ========  ========  ========

                                                                     NINE MONTHS
                                                                        ENDED
                                 YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                         ----------------------------------------  ----------------
                          1992     1993    1994    1995    1996     1997     1996
                         -------  ------- ------- ------- -------  -------  -------
                                                                     (UNAUDITED)
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA (AT
 END OF PERIOD):
Working capital
 (deficit).............. $   370  $ 1,478 $ 1,409 $10,252 $(7,786) $(8,542) $  (107)
Total assets............  11,340   17,317  17,568  33,028  45,794   40,965   51,283
Long term debt..........     --       --      --      --    2,213    1,704    2,122
Stockholders' equity
 (deficit)..............  (2,825)   3,668   4,512  19,188  18,172   16,535   25,730

  Phoenix has not, since 1983, declared or paid any dividends on its common stock.

               PHOENIX'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  In addition to the historical information contained herein, the following discussion contains certain forward-looking statements that involve risks and uncertainties. Phoenix's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "BUSINESS OF PHOENIX" and the section entitled "RISK FACTORS--Risk Factors Relating to Phoenix and Its Business." The following discussion reflects the merger with AmeriConnect, Inc. (the "AmeriConnect Merger") on a pooling of interests basis and is based upon and should be read in conjunction with Phoenix's consolidated financial statements and the notes thereto included elsewhere in this Proxy Statement/Prospectus.

INTRODUCTION

  Phoenix entered the telecommunications industry as a switchless long distance reseller in 1985, and Phoenix grew internally on the efforts of its sales and marketing force during the following decade. Additionally, since May 1995, Phoenix has completed 10 acquisitions of companies or customer bases, thereby strengthening Phoenix's customer base, product and service offerings and sales distribution. The largest of these acquisitions include: Bright Telecom L.P. ("Bright"), a San Francisco-based international call-back company, Tele-Trend Communications, LLC ("Tele-Trend"), a switchless reseller based in Denver, and a portion of the customer base of Interstate Savings, Inc. ("ISI"), a switched reseller, all of which were completed in the last half of 1995. In January 1996, Phoenix acquired Automated Communications, Inc. ("ACI") and, in October 1996, Phoenix completed the acquisition of AmeriConnect, Inc. See "BUSINESS OF PHOENIX--Acquisitions."

  Phoenix derives revenue through the sale of telecommunications services to its customers including, (i) "1 plus" and (800) service and (ii) dedicated service and private lines. Revenues are based upon rates set by Phoenix and billed to its customers for the services utilized. Phoenix's other revenue are primarily derived from calling cards, Internet access, international call-back and conference calling.

  Phoenix's cost of revenue consists of amounts paid to switching services providers and to carriers for bundled switching and transmission services. Switching services rates are fixed on a contractual, per minute basis. The rates Phoenix pays for bundled switching and transmission service vary depending on which underlying carrier is used for service and the volume of traffic on such carriers.

  SG&A consist of personnel costs, sales commissions and marketing costs, facilities costs, billing costs, bad debt expense and other general expenses. Sales commissions represent the amounts paid to employees and independent contractors for the procurement of new customers. Commissions paid are a combination of one-time up-front payments for new customers and residual commissions paid based upon customers' usage. One-time up-front commissions paid to independent contractors are amortized primarily over a four year period. All other commissions are expensed as earned. Bad debt expense is provided for on a monthly basis as a charge to earnings based upon estimated uncollectible accounts. Accounts are written off against the reserve when deemed to be uncollectible.

SUPPLIER RELATIONSHIPS

  Phoenix currently has agreements with major long distance carriers, such as WorldCom, Sprint, Frontier, AT&T and others, to carry the majority of its long distance traffic. Phoenix's agreements with vendors specify minimum volume usage requirements, but, in contrast to many of its competitors, such requirements scale down or expire over the next 12 months, thereby freeing traffic to be loaded on the Qwest Network. Accordingly, minimum volume usage requirements under these agreements, where they exist, should not limit Phoenix's ability to load a substantial portion of its traffic on the Qwest Network as it is deployed.

RESULTS OF OPERATIONS

  The following table sets forth for the years and periods indicated the respective percentages of revenue represented by certain items in Phoenix's statements of operations.

                                                               NINE MONTHS
                                         YEARS ENDED              ENDED
                                        DECEMBER 31,          SEPTEMBER 30,
                                      ---------------------   ---------------
                                      1994    1995    1996     1996     1997
                                      -----   -----   -----   ------   ------
                                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue.............................. 100.0%  100.0%  100.0%   100.0%   100.0%
Cost of revenue......................  70.8    70.9    74.0     72.4     73.3
Gross profit.........................  29.2    29.1    26.0     27.6     26.7
Selling, general and administrative..  28.3    29.4    31.3     28.3     33.4
Depreciation and amortization........   0.9     1.5     4.4      4.1      4.9
Relocation expenses..................   --      --      1.1      1.3      --
Acquisition expenses.................   --      --      1.3      --       --
Loss on abandonment of fixed assets..   --      1.3     --       --       --
Aborted bond offering expenses.......   --      --      0.2      --       --
                                      -----   -----   -----   ------   ------
                                       29.2    32.2    38.3     33.7     38.3
Operating income (loss)..............   --     (3.1)  (12.3)    (6.1)   (11.6)
Interest income......................   --      0.1     --       --       --
Interest expense.....................  (0.5)   (0.3)   (0.6)    (0.5)    (1.3)
Miscellaneous income.................   --      --      --       --       --
Income tax benefit (expense).........   --     (0.7)    --       --       --
                                      -----   -----   -----   ------   ------
Loss before cumulative effect of
 accounting change...................  (0.5)   (4.0)  (12.9)    (6.6)   (12.9)
Cumulative effect of change in
 amortization of deferred
 commissions.........................  (0.2)    --      --       --       --
                                      -----   -----   -----   ------   ------
Net income (loss)....................  (0.7)%  (4.0)% (12.9)%   (6.6)%  (12.9)%
                                      =====   =====   =====   ======   ======
Preferred dividends..................  (0.3)   (0.8)   (1.2)    (1.2)    (0.3)
                                      -----   -----   -----   ------   ------
Net income (loss) attributable to
 common shares.......................  (1.0)%  (4.8)% (14.1)%   (7.8)%  (13.2)%
                                      =====   =====   =====   ======   ======

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

  Revenue. For the quarter ended September 30, 1997 revenues decreased to $18.6 million compared with revenues of $24.6 million for the comparable period of the prior year. The decrease was due to an overall decrease in billed minutes of 16.0% and a drop in the average revenue per minute of approximately 9.9%. The rate per minute decline was due to Phoenix's customers continuing to utilize more competitively priced services offered by Phoenix. These new services have been a result of Phoenix's reaction to an overall decline in retail rates and price sensitivity in the telecommunications industry. For the nine months ended September 30, 1997, revenues decreased to $59.9 million compared with revenues of $78.2 million for the comparable period of the prior year due to the same reasons as the quarterly comparison. For the nine month period billed minutes decreased by 14.8%, with the average rate per minute down by 10.0%.

  Cost of Revenue. For the three months ended September 30, 1997, cost of revenue decreased to $13.5 million from $17.7 million in the prior year's period; however, as a percentage of revenue, cost of revenue increased to 72.6% compared to 72.2% for the prior year's period. For the nine month period, cost of revenue increased as a percentage of revenue to 73.3% from 72.4%. Although Phoenix's average cost per minute of usage has declined by 9.2% for the three months ended September 30, 1997 and 9.0% for the nine months ended September 30, 1997, compared to the prior year's comparable periods, the higher percentage decrease in the average revenue per minute resulted in the decline in Phoenix's gross profit margin percentage.

  Selling, General and Administrative Expenses. SG&A decreased from $7.1 million for the third quarter of 1996 to $5.8 million for the third quarter of 1997. For the nine month period ending September 30, 1997, SG&A also decreased to $20.0 million as compared to $22.1 million for the comparable period in 1996. However, as a percentage of revenue, for the third quarter of 1997 SG&A increased by 2.6% as compared to the third quarter of 1996. For the nine month period ended September 30, 1997, these costs as a percentage of revenue increased by 5.1% over the comparable period of the prior year.

  Depreciation and Amortization. Depreciation and amortization expense for the quarter ended September 30, 1997 decreased by $14,000 as compared to the quarter ended September 30, 1996. These costs also decreased from $3.2 million for the nine month period ended September 30, 1996 to $2.9 million for the nine month period ended September 30, 1997. The decrease resulted primarily from the write-down of prepaid telemarketing commissions at year end. However, as a percentage of revenue these costs increased from the prior year periods by 1.3% for the third quarter and by 0.8% for the nine month period. The reasons for the changes in the nine month periods are the same as for the quarterly comparisons.

1996 COMPARED TO 1995

  Revenue. Revenue increased by $23.4 million or 30.8%, to $99.3 million for the year ended December 31, 1996 from $75.9 million for the year ended December 31, 1995. This increase was primarily the result of an increase in minutes of usage ("MOU") of 214,484,000 minutes, to 628,352,000 minutes for 1996, from 413,868,000 minutes for 1995 which was partially offset by a 13.7% decrease in the average revenue per MOU to $.158 per MOU for 1996 from $.183 per MOU for 1995. Revenue per MOU decreased primarily as a result of Phoenix's customers utilizing more competitively priced services offered by Phoenix during 1996 and the effect of acquired companies' rate structures which generally were lower than those offered by Phoenix. The customers gained from the ACI acquisition during 1996 accounted for approximately 26.8% of total MOU in the period.

  Cost of Revenue. Cost of revenue increased by $19.6 million or 36.4%, to $73.4 million for 1996 from $53.8 million for 1995. This increase was primarily the result of an increase in MOU resulting from acquisitions. Cost of revenue per MOU decreased 10.0% to $.117 per MOU for 1996 from $.130 per MOU for 1995 primarily as a result of the acquisition of ACI, which had a cost per MOU which was lower than Phoenix's, and, to a lesser extent, Phoenix being able to place new business on its most favorably priced vendor carrier contracts. As a percentage of revenue, cost of revenue increased to 74.0% for 1996 from 70.9% for 1995. The increase in cost of revenue as a percentage of revenue was primarily the result of Phoenix providing lower-priced services to its customers without a corresponding decrease in the cost of providing such services. Historically, as Phoenix's traffic volume with its vendor carriers has increased, it has been able to negotiate more favorable rates with such vendor carriers, usually in conjunction with an increased volume commitment. However, in order to pursue its long-term strategy of deploying and loading a network, Phoenix did not renegotiate any of its material vendor carrier contracts in the first half of 1996 in order to avoid increased vendor carrier commitments.

  Selling, General and Administrative Expenses. SG&A increased by $8.8 million, or 39.4%, to $31.1 million for 1996 from $22.3 million for 1995. This increase was primarily the result of incremental

SG&A associated with the ACI acquisition. SG&A as a percentage of revenue increased to 31.3% for 1996 from 29.4% of revenue for 1995. During 1996, Phoenix was incurring certain duplicative operating costs in connection with the operation of ACI, such as facilities expense and salaries of administrative personnel performing similar functions. Phoenix consolidated its San Francisco operations into the former ACI facilities in July 1996. During 1996, Phoenix incurred approximately $1.0 million in duplicative operating costs which were eliminated as of July 1996.

  Depreciation and Amortization. Depreciation and amortization increased by $3.3 million to $4.4 million for 1996 from $1.1 million for 1995. This increase is primarily attributable to the increased amortization of goodwill and customer bases recorded as a result of the acquisitions discussed above.

  Relocation Expenses. Relocation expenses of $1.1 million were incurred in 1996 from Phoenix's relocation of its primary operations from San Francisco to Golden, Colorado.

  Acquisition Expenses. Acquisition expenses of $1.3 million were incurred in connection with the AmeriConnect acquisition and consist primarily of transaction fees to third parties, legal and accounting fees and a contractual severance payment to AmeriConnect's chief executive officer.

  Aborted Bond Offering Expenses. Aborted bond offering expenses related to legal and accounting fees in connection with a proposed bond offering Phoenix began in the last half of 1996. Phoenix decided to discontinue the offering in January 1997 due to unfavorable market conditions.

  Interest Income. Interest income decreased by $18,000 to $85,000 for 1996 from $103,000 for 1995, as a result of lower cash balances in Phoenix's interest bearing bank accounts.

  Interest Expense. Interest expense increased by $364,000 to $625,000 for 1996 from $261,000 for 1995. This increase was primarily the result of increased borrowings under the Phoenix Credit Facility. Interest expense will increase substantially in future periods as a result of increased indebtedness under the Phoenix Credit Facility.

  Net Loss. Net loss increased by $9.8 million to a net loss of $12.8 million for 1996 from a net loss of $3.0 million for 1995 for the reasons discussed above.

  Preferred Dividends. Preferred dividend requirements increased by $612,000 to $1,206,000 for 1996 from $594,000 for 1995 primarily as a result of the issuance of 1,176,056 shares of Series F Preferred Stock in June 1995. Effective in December 1996, Phoenix converted its outstanding Series F Preferred Stock into Phoenix Common Stock in accordance with the terms of the Series F Preferred Stock. As a result of the conversion of the Series F Preferred Stock, Phoenix's preferred dividend requirements have decreased.

  Net Loss Attributable to Common Shares. Net loss attributable to common shares increased by $10.4 million to a net loss attributable to Phoenix Common Stock of $14.0 million for 1996 from a net loss attributable to Phoenix Common Stock of $3.6 million for 1995 for the reasons discussed above.

1995 COMPARED TO 1994

  Revenue. Revenue increased by $1.5 million, or 1.9%, to $75.9 million for the year ended December 31, 1995 from $74.4 million for 1994. This increase was primarily the result of an increase in MOU of 35,222,000 minutes, from 378,646,000 minutes for 1994 to 413,868,000 minutes for 1995, which was partially offset by a 7.1% decrease in the average revenue per MOU from $0.197 per MOU for 1994 to $0.183 for 1995. Revenue per MOU decreased primarily as a result of Phoenix's customers utilizing more competitively priced services offered by Phoenix during 1995 and the effect of acquired companies' rate structures which generally were lower than those offered by Phoenix. In August 1995, Phoenix acquired Bright, Tele-Trend and selected customers from ISI. The customers gained from these acquisitions accounted for approximately 5.1% of total MOU for 1995.

  Cost of Revenue. Cost of revenue increased by $1.2 million, or 2.1%, to $53.8 million for 1995 from $52.6 million for 1994. This increase was primarily the result of an increase in MOU resulting from acquisitions. Cost of revenue per MOU decreased 6.5% to $0.130 per MOU for 1995 from $0.139 per MOU for 1994 as a result of Phoenix being able to place new business on its most favorably priced vendor carrier contracts. As a percentage of revenue, cost of revenue remained comparable between periods at 70.9% for 1995 compared to 70.8% for 1994.

  Selling, General and Administrative Expenses. SG&A increased by $1.2 million, or 5.9%, to $22.3 million for 1995 from $21.1 million for 1994. This increase was due in part to $423,000 of incremental SG&A as a result of the Tele-Trend acquisition. SG&A as a percentage of revenue increased to 29.4% for 1995 from 28.3% for 1994 primarily due to the acquisition.

  Depreciation and Amortization. Depreciation and amortization increased by $448,000, or 66.1%, to $1.1 million for 1995 from $678,000 for 1994. This increase is primarily attributable to the increased amortization of goodwill and customer bases recorded as a result of the acquisitions of Bright and Tele-Trend and the acquisition of selected customers from ISI, discussed above.

  Interest Income. Interest income increased by $67,000 to $103,000 for 1995 from $36,000 for 1994 due to the investment of the proceeds from certain of Phoenix's equity offerings.

  Interest Expense. Interest expense decreased by $164,000 to $261,000 for 1995 from $425,000 for 1994 primarily due to a lower average outstanding balance under the Phoenix Credit Facility.

  Loss on Abandonment of Fixed Assets. Phoenix recorded a loss on abandonment of fixed assets of $1.0 million in 1995. The loss relates to a write off of software development costs during the fourth quarter of 1995 incurred in connection with the development of a new billing system to replace Phoenix's existing systems. Phoenix ultimately decided to license an outside vendor's software for its billing system. Accordingly, the cost of the in-house software development was written off during 1995.

  Income Tax Expense. Income tax expense increased by $484,000 to $500,000 for 1995 from $16,000 for 1994. The increase relates to an increase in the income tax valuation allowance by Phoenix's subsidiary, AmeriConnect, Inc., as a result of its determination that realization of net operating losses was doubtful due to its increasing operating losses.

  Net Income (Loss). Net loss increased by $2.6 million to $3.0 million for 1995 from a net loss of $483,000 for 1994 for the reasons described above.

  Preferred Dividends. Preferred dividend requirements increased by $363,000 to $594,000 for 1995 from $231,000 for 1994 primarily due to the issuance of the 1,176,056 shares of Series F Preferred Stock in 1995.

  Net Income (Loss) Attributable to Common Shares. Net loss attributable to common shares increased by $2.9 million to $3.6 million for 1995 from a net loss of $715,000 for 1994 for the reasons discussed above.

LIQUIDITY AND CAPITAL RESOURCES

  Cash flows from operations for the nine months ended September 30, 1997 resulted in a net negative cash flow of $3.4 million compared to a negative cash flow of $1.6 million for the nine months ended September 30, 1996, primarily as a result of the loss incurred for the period.

  Phoenix's capital expenditures were $3.6 million, $589,000 and $991,000 in 1996, 1995 and 1994, respectively. Phoenix has financed approximately $1.4 million of the 1996 costs associated with implementation of a new billing and customer care platform (the "New Billing and Customer Care

Platform") (implementation of which was suspended as of May 1997) through a financing company over a three year term. During 1996, and during 1995, Phoenix spent $17.6 million and $6.2 million, respectively, on acquisitions, of which $4.6 million and $6.2 million, respectively, was paid in cash. The cash for such acquisitions was raised through equity offerings and short-term borrowings.

  Phoenix's principal source of cash to fund its liquidity needs is anticipated to be raising cash through the issuance of additional equity securities and borrowings under the Phoenix Credit Facility. The Phoenix Credit Facility allows for borrowings of up to $10 million based upon Phoenix's qualified accounts receivable. The loan balance as of September 30, 1997 was $4.6 million. Net cash used in operating activities for 1996 was $4.0 million compared to $1.7 million for 1995, primarily as a result of the loss incurred for the period. Net cash used in operating activities for 1995 was $1.7 million, a decrease of $3.1 million from $1.4 million of positive net cash flow provided by operating activities for 1994. The total net cash used by operations over the periods discussed above has generally been a result of the losses incurred by Phoenix over such periods.

  On March 12, 1997, the Phoenix Credit Facility was amended to provide for a $2,000,000 bridge loan with the principal amount to be paid in eight (8) equal monthly installments between July 1, 1997 and January 1, 1998. Phoenix made installment payments of $250,000 on the principal amount of the bridge loan during each of June, July and August, 1997. On September 1, 1997, the parties entered into an amendment to provide for a temporary moratorium on payments in respect of the bridge loan with a final payment of all outstanding principal and accrued and unpaid interest being due on January 9, 1998. On December 12, 1997, the Phoenix Credit Facility was amended to provide for an additional bridge loan of $1,825,000 and the retention of an over-advance of $300,000. On December 31, 1997, the Phoenix Credit Facility was further amended to provide that Foothill Capital Corporation may, in its sole discretion, lend Phoenix up to $1.25 million, to be treated either as an increase to the Bridge Loan Amount or as an over-advance, which must be repaid on the earliest to occur of
(a) April 30, 1998, (b) the Effective Time and (c) termination of the Phoenix Credit Facility. On February 2, 1998, the Phoenix Credit Facility was amended to provide for an additional over-advance of $500,000 and to reduce the amount that Foothill Capital Corporation may lend Phoenix from $1.25 million to $750,000.

  On January 16, 1998, Phoenix failed to make a scheduled payment under the Van Essen Note (as defined herein) and is currently in default thereon. On January 17, 1998, Phoenix received a notice from Van Essen declaring a default under the Van Essen Note and notifying Phoenix that if the scheduled payment is not received by February 2, 1998, the entire unpaid principal balance of the Van Essen Note will become due and payable and that Van Essen will pursue all remedies available to her. Phoenix currently does not have sufficient cash to make the scheduled payment.

  From time to time Phoenix has been in violation of certain of its covenants in the Phoenix Credit Facility. Phoenix has received waivers of its violations of these covenants so long as it continues to meet the continuing requirements of the Phoenix Credit Facility. Such requirements include (a) the execution of the Merger Agreement by January 8, 1998; (b) the filing with the Commission of a preliminary proxy statement with respect to the Merger Agreement by January 31, 1998; (e) the prompt response to any comments the Commission might have with respect to such preliminary proxy statement; (d) the Registration Statement being declared effective by the Commission by April 30, 1998; (e) the filing with the Commission of Phoenix's Annual Report on Form 10-K for the year ended December 31, 1997 by March 31, 1998; (f) the approval of the Merger Agreement and Merger by the holders of a majority of the shares of Phoenix Common Stock by April 30, 1998; and (g) the consummation of the Merger by April 30, 1998. A failure by Phoenix to meet any of such requirements would constitute an event of default under the Phoenix Credit Facility. In the future, should Phoenix violate, or have a continuing violation of, any of the covenants constituting an event of default under the Phoenix Credit Facility, there can be no assurance that it will receive a waiver of such violation. Under the terms of the Phoenix Credit Facility, upon the occurrence of an event of default, the lender may, among other things, declare all amounts outstanding under the Phoenix Credit Facility immediately due and payable, cease advancing money or extending credit to Phoenix and/or during the continuance of an event of default, increase the interest rate on amounts outstanding under the Phoenix Credit Facility.

  As of February 9, 1998, $3,129,602 was outstanding under the line of credit (including over-advances of $800,000, in the aggregate) provided by the Phoenix Credit Facility and the interest rate was 9.25%. Average daily outstanding borrowing for the year ended December 31, 1997 was $4,092,859. The highest month-end balance outstanding for the year ended December 31, 1997 was $5,621,926.

  As of January 30, 1998, Phoenix estimated that it will require financing between $6 million and $9 million in order to repay the Bridge Loan Amount and fund operating losses, working capital requirements and capital expenditures during the remainder of 1998. This amount is in addition to funds provided by operations and funding available, if any, under the Phoenix Credit Facility. The exact amount and timing of these working capital requirements and Phoenix's ability to continue as a going concern will be determined by numerous factors, including (i) of the level of, and gross margin on, future sales; (ii) the outcome of outstanding contingencies and disputes, including the LDDS Litigation and other pending lawsuits; (iii) payment terms achieved by Phoenix; and (iv) the timing of capital expenditures.

  If the Merger is not concluded, there can be no assurance that Phoenix will be able to obtain additional equity or debt financing on terms that Phoenix will find acceptable. Any additional equity or debt financing may involve substantial dilution to the interests of Phoenix Stockholders. If Phoenix is unable to obtain sufficient funds to satisfy its cash requirements, it will be forced to curtail operations, dispose of assets, seek extended payment terms from its vendors or seek protection under federal bankruptcy laws. There can be assurance that Phoenix will be able to obtain additional working capital, reduce expenses or successfully complete other steps necessary to continue as a going concern.

  Given its history of operating losses and the expectation that the losses will continue for the foreseeable future, Phoenix will need to raise additional capital to cover its operating losses and continue to support its business. Phoenix will attempt to raise the capital by either selling additional stock, expanding its borrowing from its lender or arranging for more flexible payment terms with its major vendors. There can be no assurance that Phoenix will be successful in any of these fund raising efforts.

  For additional limitations on Phoenix's liquidity and capital resources, see "RISK FACTORS--Risk Factors Relating to Phoenix and Its Business--Substantial Doubt about Ability to Continue as a Growing Concern; Need for Additional Working Capital," "--Negative Cash Flow From Operations," "--History of Operating Losses; Anticipated Future Losses," "--Possible Volatility of Stock Price," "--Substantial Leverage" and "--Credit Facility Covenants."

SEASONALITY

  Phoenix's revenue, and thus its potential earnings, are affected by holiday and seasonal variations. A substantial portion of Phoenix's revenue are generated by direct dial domestic long distance business customers, and, accordingly, Phoenix experiences a decrease in revenue around holidays, particularly the quarter ending December 31, when business customers reduce their usage. Phoenix's fixed operating expenses, however, do not decrease during the fourth fiscal quarter. Accordingly, Phoenix has experienced, and may continue to experience, lower revenue and earnings in its fourth fiscal quarter when compared with the other fiscal quarters.

TAX BENEFIT

  As of December 31, 1996, Phoenix had available to offset future federal taxable income, net operating loss carryforwards ("NOLs") of approximately $20.4 million which expire in varying amounts from 2002 through 2011. A portion of the NOLs may be subject to limitations as a result of provisions of the Code relating to changes in ownership and utilization of losses by successor entities.

                     COMPARATIVE MARKET PRICE INFORMATION

  Qwest Common Stock is quoted on the Nasdaq National Market under the symbol "QWST." Phoenix Common Stock is quoted on the AMEX under the symbol "PHX." The table below sets forth, for the periods indicated, the high and low sales prices per share of common stock as reported on the Nasdaq National Market for Qwest Common Stock and as reported on the AMEX for Phoenix Common Stock. All share and per share information with respect to Qwest included herein gives effect to the Qwest Stock Split. For current price information, the Phoenix Stockholders are urged to consult publicly available sources.

                                                QWEST    QWEST   PHOENIX PHOENIX
                                                 HIGH     LOW     HIGH     LOW
                                               -------- -------- ------- -------
FISCAL 1998 (ENDING DECEMBER 31, 1998):
First Quarter (through February 10, 1998)..... $36.8125 $30.1875 $0.6875 $0.4375
FISCAL 1997 (ENDING DECEMBER 31, 1997):
Fourth Quarter................................ $32.875  $23.75   $1.6875 $0.375
Third Quarter................................. $25.50   $13.625  $3.50   $1.125
Second Quarter................................ $14.75   $13.625  $3.875  $1.625
First Quarter.................................   N/A      N/A    $4.50   $2.50
FISCAL 1996 (ENDED DECEMBER 31, 1996):
Fourth Quarter................................   N/A      N/A    $4.9375 $3.375
Third Quarter.................................   N/A      N/A    $5.9375 $4.50
Second Quarter................................   N/A      N/A    $5.875  $2.875
First Quarter.................................   N/A      N/A    $4.00   $3.4375

  On January 5, 1998, the last full trading day prior to the announcement of the execution of the Merger Agreement, the closing price per share of Qwest Common Stock, as reported on the Nasdaq National Market, was $32.75. On February 10, 1998, the most recent practicable trading day prior to the printing of this Proxy Statement/Prospectus, the closing price per share of Qwest Common Stock, as reported on the Nasdaq National Market, was $36.00.

  On January 5, 1998, the last full trading day prior to the announcement of the execution of the Merger Agreement, the reported American Stock Exchange Composite Transactions closing price per share of Phoenix Common Stock was $0.50. On February 10, 1998, the most recent practicable trading day prior to the printing of this Proxy Statement/Prospectus, the reported American Stock Exchange Composite Transactions closing price per share of Phoenix Common Stock was $0.5625. On the Phoenix Record Date, there were approximately 1,252 Phoenix Stockholders of record.

  No cash dividends were declared or paid by Phoenix during any of the periods presented above.

  Qwest has not declared or paid cash dividends on Qwest Common Stock since the Initial Public Offering, and Qwest anticipates that any future earnings will be retained for investment in its business. Any payment of cash dividends in the future will be at the discretion of the Qwest Board and will depend upon, among other things, Qwest's earnings, financial condition, capital requirements, extent of indebtedness and contractual restrictions with respect to the payment of dividends.

                  COMPARATIVE RIGHTS OF PHOENIX STOCKHOLDERS
                            AND QWEST STOCKHOLDERS

  Upon consummation of the Merger, the Phoenix Stockholders will become stockholders of Qwest ("Qwest Stockholders") whose rights will continue to be defined and governed by the DGCL. As Qwest Stockholders, however, the rights of former Phoenix Stockholders will no longer be defined and governed by the restated certificate of incorporation of Phoenix (the "Phoenix Certificate of Incorporation") and the bylaws of Phoenix (the "Phoenix Bylaws"). Instead, as Qwest Stockholders, their rights will be defined and governed by the certificate of incorporation of Qwest (the "Qwest Certificate of Incorporation") and the bylaws of Qwest (the "Qwest Bylaws").

  The significant rights and privileges of Phoenix Stockholders under the Phoenix Certificate of Incorporation and Phoenix Bylaws are substantially similar to those of Qwest Stockholders under the Qwest Certificate of Incorporation and Qwest Bylaws. Both sets of organizational documents provide for the election of directors at annual meetings, and the indemnification of directors and officers to the fullest extent permitted by the DGCL.

  The Phoenix Certificate of Incorporation gives Phoenix's board of directors the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, and privileges of those shares without any further vote or actions by the stockholders. The Qwest Certificate of Incorporation gives Qwest's board of directors the authority to issue up to 25,000,000 shares of preferred stock and to determine the price, rights, preferences, and privileges of those shares without any further vote or actions by the stockholders.

  However, the Phoenix Bylaws provide that any of the chairman of the board of directors, the president, a vice president, the board of directors or the secretary upon the written request of the holders of 10% of the voting power of the shares of Phoenix may call a special meeting of the Phoenix Stockholders. A special meeting of Qwest Stockholders may be called by the chairman of the board of directors, a majority of the members of the board of directors or the chairman upon the written request of the holders of 25% of the outstanding shares of capital stock of Qwest voting as a single class.

                    PRO FORMA COMBINED FINANCIAL STATEMENTS

                              SEPTEMBER 30, 1997
                                  (UNAUDITED)

  The unaudited pro forma financial statements presented below are derived from the historical consolidated financial statements of Qwest Communications International Inc. ("Qwest"), SuperNet, Inc., a Colorado Corporation ("SuperNet"), and Phoenix Network, Inc., a Delaware Corporation ("Phoenix"). The unaudited pro forma combined balance sheet as of September 30, 1997, excluding Phoenix, gives pro forma effect to: (i) the acquisition by Qwest of all issued and outstanding shares of capital stock, and capital stock issued at the closing of the acquisition in October 1997, of SuperNet; (ii) the issuance by Qwest of $555,890,000 aggregate principal amount at maturity of 9.47% Senior Discount Notes (the "Senior Discount Notes"); and (iii) the issuance by Qwest of $450,505,000 aggregate principal amount at maturity of 8.29% Senior Discount Notes (the "New Senior Discount Notes") ((ii) and (iii) are herein collectively referred to as the "issuances") as if the acquisition of Super Net and the issuances had occurred on September 30, 1997. The unaudited pro forma balance sheet as of September 30 1997, including Phoenix, gives pro forma effect to (i), (ii) and (iii), above, and (iv) the proposed acquisition by Qwest of all the issued and outstanding shares of capital stock of Phoenix as if (i), (ii), (iii) and (iv) had occurred on September 30, 1997. The unaudited pro forma combined statement of operations for the nine months ended September 30, 1997 and for the year ended December 31, 1996 excluding Phoenix gives pro forma effect to the acquisition of SuperNet as if it had occurred on January 1, 1996. The unaudited pro forma combined statement of operations for the nine months ended September 30, 1997 and for the year ended December 31, 1996, including Phoenix, gives pro forma effect to the acquisitions of SuperNet and Phoenix as if they had occurred on January 1, 1996. There are no pro forma operating statement effects of the Senior Discount Notes or the New Senior Discount Notes since they have been issued to fund the future construction and activation of the Qwest Network. Further, primarily all interest expense attributable to these notes will be capitalized as a cost of constructing the Qwest Network.

  The unaudited pro forma combined financial statements give effect to the acquisitions described above under the purchase method of accounting and are based on the assumptions and adjustments described in the accompanying notes to the unaudited pro forma financial statements presented on the following pages. The allocations of the total purchase price for the acquisitions presented are based on preliminary estimates and are subject to final allocation adjustments.

  On January 20, 1998, the Board of Directors of Qwest declared a stock dividend of one share for every share outstanding to stockholders of record as of February 2, 1998, to be distributed on February 24, 1998. This dividend is accounted for as a two for one stock split. All share and per share information included in the Pro Forma Combined Financial Statements have been adjusted to give retroactive effect to the change in capitalization.

  The unaudited pro forma financial statements do not purport to represent what the Qwest's results of operations or financial condition would have actually been or what operations would be if the transactions that give rise to the pro forma adjustments had occurred on the dates assumed. The unaudited pro forma financial statements presented below should be read in conjunction with the audited and unaudited historical consolidated financial statements and related notes thereto of Qwest, SuperNet, and Phoenix, and "Qwest's Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Proxy Statement/Prospectus.

                        PRO FORMA COMBINED BALANCE SHEET

                               SEPTEMBER 30, 1997
                             (AMOUNTS IN THOUSANDS)
                                  (UNAUDITED)

                             HISTORICAL                     PRO FORMA   HISTORICAL                PRO FORMA
                          ------------------                COMBINED,   ----------                COMBINED,
                                              PRO FORMA     EXCLUDING               PRO FORMA     INCLUDING
                           QWEST    SUPERNET ADJUSTMENTS     PHOENIX     PHOENIX   ADJUSTMENTS     PHOENIX
                          --------  -------- -----------    ----------  ---------- -----------    ----------  ---
ASSETS
Current assets:
 Cash and cash
  equivalents...........  $186,731       38    (20,000)(3)  $  808,569     1,068         --       $  809,637
                                               342,600 (5)
                                               299,200 (6)
 Accounts receivable,
  net...................    64,719      626        --           65,345    12,165         --           77,510
 Costs and estimated
  earnings in excess of
  billings..............   164,986      --         --          164,986       --          --          164,986
 Deferred commissions...       --       --         --              --        475        (475)(11)        --
 Deferred income tax
  asset.................       --       325       (325)(7)         --        --          --              --
 Notes and other
  receivables...........    14,936      --         --           14,936       --          --           14,936
 Other current assets...     7,063      116        --            7,179       476         --            7,655
                          --------   ------    -------      ----------   -------     -------      ----------
 Total current assets...   438,435    1,105    621,475       1,061,015    14,184        (475)      1,074,724
Property and equipment,
 net....................   444,816    2,928        --          447,744     6,228         --          453,972
Deferred commissions....       --       --         --              --        145        (145)(11)        --
Customer acquisition
 costs, net.............       --       --         --              --      1,608         --            1,608
Deferred income tax
 asset..................     8,902      --         --            8,902       --          --            8,902
Notes and other
 receivables............       115      --         --              115       --          --              115
Intangible and other
 long-term assets, net..    16,210      --      19,574 (7)      43,983    18,800      15,385 (8)      78,168
                                                 7,399 (9)
                                                   800 (10)
                          --------   ------    -------      ----------   -------     -------      ----------
 Total assets...........  $908,478    4,033    649,248      $1,561,759    40,965      14,765      $1,617,489
                          ========   ======    =======      ==========   =======     =======      ==========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable and
  accrued expenses......  $178,676    1,315        100 (3)     180,091    17,208         500 (4)  $  197,799
 Bank line of credit....       --       600        --              600     4,678         --            5,278
 Deferred revenue.......     4,044      462        --            4,506       --          --            4,506
 Billings in excess of
  costs and estimated
  earnings..............    12,440      --         --           12,440       --          --           12,440
 Deferred income tax
  liability.............     6,432      --         --            6,432       --          --            6,432
 Current portion of
  long-term debt........    15,782      306        --           16,088       840         --           16,928
                          --------   ------    -------      ----------   -------     -------      ----------
 Total current
  liabilities...........   217,374    2,683        100         220,157    22,726         500         243,383
Long-term debt..........   268,946      454    349,999 (5)     919,399     1,704         --          921,103
                                               300,000 (6)
Deferred income tax
 liability..............       --        45        --               45       --          --               45
Other liabilities.......    53,307      --         --           53,307       --        4,000 (4)      57,307
                          --------   ------    -------      ----------   -------     -------      ----------
 Total liabilities......   539,627    3,182    650,099       1,192,908    24,430       4,500       1,221,838
                          --------   ------    -------      ----------   -------     -------      ----------
Stockholders' equity:
 Preferred stock........       --       --         --              --        --          --              --
 Common stock...........     2,066        1         (1)(12)      2,066        30          10 (4)       2,076
                                                                   --                    (30)(13)
Additional paid-in
 capital................   410,972    4,514     (4,514)(12)    410,972    52,218      26,790 (4)     437,762
                                                                                     (52,218)(13)
Treasury stock..........       --       --         --              --         (2)          2 (13)        --
Accumulated deficit.....   (44,187)  (3,664)     3,664 (12)    (44,187)  (35,711)     35,711 (13)    (44,187)
                          --------   ------    -------      ----------   -------     -------      ----------
 Total stockholders'
  equity................   368,851      851       (851)        368,851    16,535      10,265         395,651
                          --------   ------    -------      ----------   -------     -------      ----------
Commitments and
 contingencies
 Total liabilities and
  stockholders' equity..  $908,478    4,033    649,248      $1,561,759    40,965      14,765      $1,617,489
                          ========   ======    =======      ==========   =======     =======      ==========

  See accompanying notes to unaudited pro forma combined financial statements.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 30, 1997
              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
                                  (UNAUDITED)

                             HISTORICAL                     PRO FORMA HISTORICAL               PRO FORMA
                          ------------------                COMBINED, ----------               COMBINED,
                                              PRO FORMA     EXCLUDING             PRO FORMA    INCLUDING
                           QWEST    SUPERNET ADJUSTMENTS     PHOENIX   PHOENIX   ADJUSTMENTS    PHOENIX
                          --------  -------- -----------    --------- ---------- -----------   ---------  ---
Revenue:
  Carrier services......  $ 39,062     --         --         $39,062       --        --        $ 39,062
  Commercial services...    38,033   5,128        --          43,161    59,932       --         103,093
                          --------   -----     ------        -------    ------      ----       --------
                            77,095   5,128        --          82,223    59,932       --         142,155
  Network construction
   services.............   413,226     --         --         413,226       --        --         413,226
                          --------   -----     ------        -------    ------      ----       --------
                           490,321   5,128        --         495,449    59,932       --         555,381
                          --------   -----     ------        -------    ------      ----       --------
Operating expenses:
  Telecommunications
   services.............    65,310   2,624        --          67,934    43,942       --         111,876
  Network construction
   services.............   282,472     --         --         282,472       --        --         282,472
  Selling, general and
   administrative.......    59,987   1,950        --          61,937    20,010      (765)(11)    81,182
  Growth share and stock
   option plans.........    69,320     341        --          69,661       --        --          69,661
  Depreciation and amor-
   tization.............    13,114     586      2,936 (14)    16,636     2,961       807 (15)    20,404
                          --------   -----     ------        -------    ------      ----       --------
                           490,203   5,501      2,936        498,640    66,913        42        565,595
                          --------   -----     ------        -------    ------      ----       --------
Income (loss) from oper-
 ations.................       118    (373)    (2,936)        (3,191)   (6,981)      (42)       (10,214)
Other (expense) income:
  Gain on sale of
   contract rights......     9,296     --         --           9,296       --        --           9,296
  Interest expense,
   net..................    (2,974)    (98)       --          (3,072)     (797)     (210)(16)    (4,079)
  Other (expense) in-
   come, net............    (1,986)    --         --          (1,986)      --        --          (1,986)
                          --------   -----     ------        -------    ------      ----       --------
  Income (loss) before
   income tax expense
   (benefit)............     4,454    (471)    (2,936)         1,047    (7,778)     (252)        (6,983)
Income tax expense (ben-
 efit)..................     2,191      (3)       --           2,188       --        222 (17)     2,410
                          --------   -----     ------        -------    ------      ----       --------
    Net income (loss)...  $  2,263    (468)    (2,936)       $(1,141)   (7,778)     (474)      $ (9,393)
                          ========   =====     ======        =======    ======      ====       ========
Net income (loss) per
 share..................  $   0.01                           $ (0.01)                          $  (0.05)
                          ========                           =======                           ========

  See accompanying notes to unaudited pro forma combined financial statements.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS

                     TWELVE MONTHS ENDED DECEMBER 31, 1996
              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
                                  (UNAUDITED)

                             HISTORICAL                               HISTORICAL
                          ------------------                          ----------
                                             PRO FORMA                                          PRO FORMA
                                             COMBINED                                           COMBINED,
                                             EXCLUDING     PRO FORMA              PRO FORMA     INCLUDING
                           QWEST    SUPERNET  PHOENIX      COMBINED,   PHOENIX   ADJUSTMENTS     PHOENIX
                          --------  -------- ---------     ---------  ---------- -----------    ---------  ---
Revenue:
  Carrier services......  $ 57,573      --       --        $ 57,573        --         --        $ 57,573
  Commercial services...    34,265    5,542      --          39,807     99,307        --         139,114
                          --------   ------   ------       --------    -------     ------       --------
                            91,838    5,542      --          97,380     99,307        --         196,687
  Network construction
   services.............   139,158      --       --         139,158        --         --         139,158
                          --------   ------   ------       --------    -------     ------       --------
                           230,996    5,542      --         236,538     99,307        --         335,845
                          --------   ------   ------       --------    -------     ------       --------
Operating expenses:
  Telecommunications
   services.............    80,368    2,994      --          83,362     73,439        --         156,801
  Network construction
   services.............    87,542      --       --          87,542        --         --          87,542
  Selling, general and
   administrative.......    45,755    2,011      --          47,766     33,817     (1,718)(11)    79,865
  Growth share and stock
   option plans.........    13,100    3,500      --          16,600        --         --          16,600
  Depreciation and amor-
   tization.............    16,245      563    3,915 (14)    20,723      4,358      1,191 (15)    26,272
                          --------   ------   ------       --------    -------     ------       --------
                           243,010    9,068    3,915        255,993    111,614       (527)       367,080
                          --------   ------   ------       --------    -------     ------       --------
Loss from operations....   (12,014)  (3,526)  (3,915)       (19,455)   (12,307)       527        (31,235)
Other (expense) income:
  Gain on sale of
   telecommunication
   service agreements...     6,126      --       --           6,126        --         --           6,126
  Interest expense,
   net..................    (4,373)     (84)     --          (4,457)      (541)      (280)(16)    (5,278)
  Other (expense) in-
   come, net............        60      --       --              60          4        --              64
                          --------   ------   ------       --------    -------     ------       --------
  Loss before income tax
   benefit..............   (10,201)  (3,610)  (3,915)       (17,726)   (12,844)       247        (30,323)
Income tax expense (ben-
 efit)..................    (3,234)    (191)     --          (3,425)       --         799 (17)    (2,626)
                          --------   ------   ------       --------    -------     ------       --------
    Net Loss............  $ (6,967)  (3,419)  (3,915)      $(14,301)   (12,844)      (552)      $(27,697)
                          ========   ======   ======       ========    =======     ======       ========
Net loss per share......  $  (0.04)                        $  (0.08)                            $  (0.16)
                          ========                         ========                             ========


  See accompanying notes to unaudited pro forma combined financial statements.

               NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

                              SEPTEMBER 30, 1997
                                  (UNAUDITED)

  (1) On September 30, 1997, Qwest entered into a Stock Purchase Agreement with NEWSUPERNET, a Colorado nonprofit corporation and the sole shareholder of SuperNet, for all the issued and outstanding shares of capital stock, and capital stock issued at the closing of the acquisition of SuperNet. For accounting purposes the acquisition will be accounted for using the purchase method of accounting. The fair value of the cash consideration will be allocated to the assets and liabilities acquired based upon the estimated fair values of such assets and liabilities. The estimated fair values of the assets and liabilities acquired, as reflected in the accompanying unaudited pro forma financial statements, is based upon information available at the date of preparation of these unaudited pro forma financial statements, and will be adjusted upon the final determination of such fair values.

  (2) In January 1998 Qwest, its newly-formed wholly owned subsidiary, Qwest 1997-5 Acquisition Corp. ("Qwest Subsidiary"), and Phoenix entered into the Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, Qwest Subsidiary will merge with and into Phoenix (the "Merger"), with Phoenix being the surviving corporation of the Merger. In the Merger, each outstanding share of Phoenix Common Stock will be acquired for that many shares of Qwest Common Stock having an aggregate market value equal to $28.5 million, reduced by certain adjustments and limitations to approximately $26.8 million ("Stock Consideration"), and future payments of $4 million. The proposed acquisition is subject to certain closing conditions that include approval by the stockholders of Phoenix.

  For accounting purposes the proposed acquisition will be accounted for using the purchase method of accounting. The fair value of the consideration will be allocated to the assets and liabilities acquired based upon the estimated fair values of such assets and liabilities. The estimated fair values of the assets and liabilities acquired, as reflected in the accompanying unaudited pro forma financial statements, is based upon information available at the date of preparation of these unaudited pro forma financial statements, and will be adjusted upon the final determination of such fair values.

  (3) Represents the purchase by Qwest of SuperNet's outstanding capital stock and capital stock issued at the closing of the acquisition and the incurrence of related transaction costs. Additional information regarding the aggregate purchase price is set forth below (amounts in thousands):

   Cash consideration paid for all the issued and outstanding capital stock of SuperNet.................................................. $15,900
   Cash consideration paid for the capital stock issued at the closing
    of the acquisition.................................................   4,100
   Estimated direct costs of the acquisition...........................     100
                                                                        -------
   Aggregate purchase price to be allocated to net assets acquired..... $20,100
                                                                        =======

  (4) Represents the purchase by Qwest of Phoenix's outstanding capital stock and the incurrence of related transaction costs. Additional information regarding the aggregate purchase price is set forth below (amounts in thousands):

   Aggregate value of the Stock Consideration........................... $26,800
   Future payments......................................................   4,000
   Estimated direct costs of the acquisition............................     500
                                                                         -------
   Aggregate purchase price to be allocated to net assets acquired...... $31,300
                                                                         =======

                   QWEST COMMUNICATIONS INTERNATIONAL, INC.

                              SEPTEMBER 30, 1997
                                  (UNAUDITED)

  (5) Represents the issuance by Qwest of the Senior Discount Notes. The Senior Discount Notes were issued at a price of 62.962% of their principal amount at maturity, representing a yield to maturity of 9.47% and yielding gross proceeds to Qwest of approximately $350 million. The Senior Discount Notes will mature on October 15, 2007.

  (6) Represents the issuance by Qwest of the New Senior Discount Notes. The New Senior Discount Notes were issued at a price of 66.592% of their principal amount at maturity, representing a yield to maturity of 8.29% and yielding gross proceeds to Qwest of approximately $300 million. The New Senior Discount Notes will mature on February 1, 2008.

  (7) Represents the increase to SuperNet's intangible assets to reflect the preliminary allocation of the purchase price. The increase to SuperNet's intangible assets represents the excess of the purchase price over the identifiable net tangible assets of SuperNet and the establishment of a valuation allowance for SuperNet's deferred tax assets. Such intangible assets are assumed to be primarily associated with the customer base, trademarks, and goodwill of SuperNet, and, for pro forma purposes, have been amortized over an assumed weighted average life of five years. The actual purchase price allocation that will be made may differ from such assumptions, and the actual lives assigned to the intangible assets may differ from the assumed weighted average life used in preparing the pro forma financial statements.

  (8) Represents the increase to Phoenix's intangible assets to reflect the preliminary allocation of the purchase price. Such intangible assets are assumed to be primarily associated with the customer base, trademarks, and goodwill of Phoenix, and, for pro forma purposes, have been amortized over an assumed weighted average useful life of fifteen years. The actual purchase price allocation that will be made may differ from such assumptions, and the actual useful lives assigned to the intangible assets may differ from the assumed weighted average useful life used in preparing the pro forma financial statements.

  (9) Represents deferred issuance costs related to the Senior Discount Notes.

  (10) Represents deferred issuance costs related to the New Senior Discount Notes.

  (11) Represents the reduction to deferred commissions and the associated amortization to selling, general and administrative expenses to conform with Qwest's policy to expense sales commissions as incurred. Phoenix had capitalized certain sales commissions, all of which had been incurred prior to 1996.

  (12) Represents the elimination of the historical equity of SuperNet.

  (13) Represents the elimination of the historical equity of Phoenix.

  (14) Represents the amortization of the intangible assets that results from the preliminary SuperNet purchase price allocation. Such amortization is calculated using an estimated weighted average life of five years. See note 6.

  (15) Represents the amortization of the intangible assets that results from the preliminary Phoenix purchase price allocation. Such amortization is calculated using an estimated weighted average useful life of 15 years. See note 7.

                   QWEST COMMUNICATIONS INTERNATIONAL, INC.

               NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

                              SEPTEMBER 30, 1997
                                  (UNAUDITED)


  (16) Represents interest expense on the future payments related to the Phoenix acquisition at 7% per annum.

  (17) Represents the assumed income tax effect of the pro forma adjustment relating to interest expense and deferred commissions. The other pro forma adjustments are not expected to have an income tax impact because substantially all of the excess purchase price has been assumed to be goodwill.

  (18) Transactions among Qwest, SuperNet and Phoenix are not significant.

                   PROPOSAL 2--ELECTION OF PHOENIX DIRECTORS

                                   NOMINEES

  There are seven nominees for the seven Phoenix Board positions authorized in the Phoenix Bylaws. Each director to be elected would hold office only until consummation of the Merger, if the Merger Agreement and the Merger are approved by the Phoenix Stockholders. If such actions are not approved and the Merger is not consummated, each director would hold office until the next Phoenix Annual Meeting and until his successor has been duly elected and qualified, or until such director's earlier death, resignation, disqualification or removal. Each nominee listed below is currently a director of Phoenix. All of the current directors of Phoenix, other than Messrs. Singleton and Thornhill, were previously elected by the Phoenix Stockholders. Messrs. Singleton and Thornhill were originally elected to the Phoenix Board by the other directors to fill new directorships created by an amendment to the Phoenix Bylaws, effective as of October 31, 1995, to represent the holders of the then-outstanding Phoenix Series F Preferred Stock, and were re-elected to the Phoenix Board at Phoenix's Annual Meeting of Stockholders held on September 26, 1996 by the holders of the Phoenix Series F Preferred Stock. Effective in December 1996, all of the Phoenix Series F Preferred Stock was converted into Phoenix Common Stock. In connection with such conversion, Messrs. Singleton and Thornhill tendered their resignations from the Phoenix Board, but the Phoenix Board elected not to accept such resignations.

  Shares of Phoenix Common Stock represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected and management has no reason to believe that any nominee will be unable to serve.

  Directors of Phoenix are elected by the holders of a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of such directors.

             MANAGEMENT RECOMMENDS A VOTE "FOR" EACH NAMED NOMINEE

  The names of the nominees are set forth below:

   NAME                                                       AGE DIRECTOR SINCE
   ----                                                       --- --------------
   Thomas H. Bell(1),(3).....................................  50      1985
   James W. Gallaway(2)......................................  57      1988
   Merrill L. Magowan(2),(3).................................  59      1990
   Wallace M. Hammond........................................  52      1994
   David Singleton(1),(3)....................................  58      1995
   Max E. Thornhill(2).......................................  65      1995
   Charles C. McGettigan(1)..................................  52      1996

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.
(3) Member of the Nominating Committee.

  Certain biographical information regarding the nominees is set forth in "MANAGEMENT OF PHOENIX." In considering whether to vote for each of the nominees, Phoenix Stockholders are encouraged to read this entire Proxy Statement/Prospectus.

                             MANAGEMENT OF PHOENIX

DIRECTORS AND EXECUTIVE OFFICERS

  The names of the directors and executive officers of Phoenix and certain information about them is set forth below:

         NAME              AGE                     POSITION
         ----              ---                     --------
Thomas H. Bell(1)(3)(5)..   50 Chairman of the Board and Director
James W. Gallaway(2).....   57 Director
Merrill L. Magowan(2)(3).   59 Director
Wallace M. Hammond.......   52 President, Chief Executive Officer and Director
David Singleton(1)(3)(4).   58 Director
Max E. Thornhill(2)(4)...   65 Director
Charles C. McGettigan(1).   52 Director
J. Rex Bell(5)...........   43 Senior Vice President
Jon Beizer...............   32 Senior Vice President and Chief Financial Officer

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.
(3) Member of the Nominating Committee.
(4) Messrs. Singleton and Thornhill were elected to the Phoenix Board by the holders of Phoenix's Series F Preferred Stock. Effective in December, 1996, all of the Series F Preferred Stock was converted into Phoenix Common Stock. Messrs. Singleton and Thornhill tendered their resignations from the Phoenix Board, but the Phoenix Board elected not to accept such resignations.
(5) Thomas H. Bell, a director of Phoenix, and J. Rex Bell, Senior Vice President of Phoenix, are brothers. With the exception of that relationship, there are no other family relationships among officers or directors of Phoenix.

  Thomas H. Bell is the founder of Phoenix. He has served as the Chairman of the Phoenix Board since its inception under the name Phoenix Telcom, Inc. in 1985, as Phoenix's Chief Executive Officer from 1985 to January 1992, and as President of Phoenix from 1985 to September 1990. Mr. Bell is also an independent consultant in the telecommunications industry. Mr. Bell is the brother of J. Rex Bell, Phoenix's Senior Vice President.

  James W. Gallaway has served as a director of Phoenix since July 1988. He was a founder, director from 1984 to 1988, and Vice President from 1983 to 1986, of Centex Telemanagement, Inc., a telecommunications company that resold local telephone service. Since 1980, he has been the chairman of the board of directors of Gallaway Enterprises, Inc., a telecommunications company. From February 1988 through December 1994, he served as a director and Vice President of StellarNet, Inc., an information management company in the health care industry. Mr. Gallaway is a U.S. Marine Corps Reserve (Retired) Colonel.

  Merrill L. Magowan became a director of Phoenix in September 1990. Since 1982, Mr. Magowan has been a principal of S F Associates, a California registered investment advisory firm (formerly known as Magowan Dirickson Investment Company). He is also currently a director of Nordeman Grimm (since
1975), an executive search consulting firm. From 1968 to 1986, he was a director of Safeway Stores, Inc., a retail grocery chain.

  Wallace M. Hammond joined Phoenix as Executive Vice President in February 1994. He was elected to the Phoenix Board and named President and Chief Operating Officer of Phoenix in May 1994. Mr. Hammond was elected Chief Executive Officer of Phoenix in December 1994. From 1992 to 1993, he was President and Chief Executive Officer of ANSCO & Associates, Inc., a telephone engineering and plant construction company. From 1979 to 1992, he was with BellSouth Communication Systems, Inc., a nationwide division of BellSouth Corporation involved in the customer premises equipment after-market, where he was promoted to Vice President-Operations in 1989.

  David Singleton has served as a director of Phoenix since October 1995. He was a founding director of WorldCom and served as a director of that company from 1983 to 1992. Mr. Singleton also serves as a director of Red Fox Environmental Services. Mr. Singleton has worked in personal and small business financial planning for 25 years and currently manages a private portfolio.

  Max E. Thornhill has served as a director of Phoenix since October 1995. He was a founding director of WorldCom and served as a director of that company from 1983 to September 1993. Mr. Thornhill is currently the owner and president of Mineral Resources, Inc., a company engaged in real estate development and oil and gas exploration and production.

  Charles C. McGettigan served as a director of Phoenix from November 1990 through December 1991 and was re-elected as a director in September 1996. He was a co-founder (in 1991) and presently is a general partner of Proactive Investment Managers, L.P., which is the general partner of Proactive Partners, L.P., a merchant banking fund. Mr. McGettigan was a co-founder (in 1988) and is a managing director of McGettigan, Wick & Co., Inc., an investment banking firm. From 1984 to 1988, he was a Principal, Corporate Finance, of Hambrecht & Quist, Incorporated. Prior to that, Mr. McGettigan was a Senior Vice President of Dillon, Read & Co. Inc. He currently serves on the boards of directors of digital dictation, inc.; I-Flow Corporation; Modtech, Inc.; NDE Environmental Corporation; Onsite Energy, Inc.; PMR Corporation; Sonex Research, Inc.; and Wray-Tech Instruments, Inc.

  J. Rex Bell has been Senior Vice President of Phoenix since May 1993. From March 1991 to May 1993, he was Vice President of Operations. From January 1990 to March 1991, he held the position of Director of Marketing of Phoenix. Prior to joining Phoenix, Mr. Bell was a Senior Telecommunications Consultant from 1984 to 1990 for two California consulting firms, COMSUL, Ltd. and Robin & Dackerman, Inc. Between 1980 and 1984, he held management positions with MCI Communications and Cable and Wireless, Ltd. Mr. Bell is the brother of Thomas
H. Bell, a director of Phoenix.

  Jon Beizer was promoted to Senior Vice President and Chief Financial Officer in March 1997. Since joining Phoenix in July 1992, he has held various management positions. Mr. Beizer holds an M.B.A. from Stanford University, where he attended from 1990 to 1992. Mr. Beizer worked from 1987 through 1990 as a consultant for Braxton Associates, a management consulting firm specializing in corporate strategy.

PHOENIX BOARD COMMITTEES AND MEETINGS

  During the year ended December 31, 1996, the Phoenix Board met or acted by written consent in lieu of a meeting a total of nine times and during the year ended December 31, 1997, the Phoenix Board met or acted by written consent a total of 24 times. In each of the years ended December 31, 1996 and December 31, 1997, the Phoenix Board appointed an Audit Committee, a Compensation Committee and a Nominating Committee.

  The Audit Committee meets with Phoenix's independent auditors at least annually to review the results of the annual audit and discuss the financial statements. The Audit Committee also receives and considers the auditors' comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls. The Audit Committee is composed of three directors, Messrs. Gallaway, Magowan and Thornhill, and met three times during the year ended December 31, 1996 and three times during the year ended December 31, 1997.

  The Compensation Committee makes recommendations concerning salaries and incentive compensation, awards stock options to employees and consultants under the Phoenix 1989 Plan and performs all such other functions regarding compensation as the Phoenix Board may delegate. The Compensation Committee is composed of three directors, Messrs. Bell, Singleton and McGettigan. It met three times during the year ended December 31, 1996 and once during the year ended December 31, 1997.

  The Nominating Committee interviews, evaluates, nominates and recommends individuals for membership on the Phoenix Board and nominates specific individuals to be elected as officers of Phoenix by the Phoenix Board. No procedure has been established for the consideration of nominees recommended by Phoenix Stockholders. The Nominating Committee is composed of three directors: Messrs. Bell, Magowan and Singleton. It met once during the year ended December 31, 1996 and once during the year ended December 31, 1997.

  During the fiscal years ended December 31, 1996 and December 31, 1997, each director attended at least 75% of the aggregate of the meetings of the Phoenix Board and of the committees on which he served, held during the period for which he was a Phoenix Board member, and, if applicable, a committee member.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

  Section 16(a) of the Exchange Act requires Phoenix's directors and executive officers, and persons who own more than ten percent (10%) of a registered class of Phoenix's equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of Phoenix Common Stock and other equity securities of Phoenix. Officers, directors and greater than ten percent (10%) Phoenix Stockholders are required by Commission regulation to furnish Phoenix with copies of all Section 16(a) forms they file.

  To Phoenix's knowledge, based solely on a review of the copies of such reports furnished to Phoenix and representations that no other reports were required, during the fiscal years ended December 31, 1996 and December 31, 1997, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent (10%) beneficial owners were complied with.

                        PHOENIX EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

  No cash fees are paid to directors for serving on the Phoenix Board. The members of the Phoenix Board are, however, eligible for reimbursement for their expenses incurred in connection with attendance at Phoenix Board and Committee meetings in accordance with Phoenix policy. Furthermore, each non-employee director of Phoenix also receives stock option grants under the Phoenix 1992 Plan, as described below. Directors who are employees of Phoenix are not eligible to participate in the Phoenix 1992 Plan, but are eligible to participate in the Phoenix 1989 Plan. See "--Compensation of Executive Officers--Stock Option Grants and Exercises."

  Option grants under the Phoenix 1992 Plan are non-discretionary. Each person who is elected or appointed on or after January 4, 1993 to be a non-employee director of Phoenix is automatically granted an option to purchase 10,000 shares of Phoenix Common Stock. In addition, on the first business day of each year thereafter, each non-employee director of Phoenix is automatically granted an option to purchase shares of Phoenix Common Stock (rounded to the nearest 100 shares) equal to the Proration Factor (as hereinafter defined) multiplied by the sum of (i) 10,000 and (ii) 2,500 multiplied by the number of full years such non-employee director has served in such capacity. The "Proration Factor" is a fraction, the numerator of which is the number of calendar days during the preceding year on which such person served as a non-employee director and the denominator of which is 365. No other options may be granted at any time under the Phoenix 1992 Plan. The exercise price of options granted under the Phoenix 1992 Plan is equal to the fair market value of the Phoenix Common Stock subject to the option on the date of grant. The number of options granted under the Phoenix 1992 Plan is subject to certain anti-dilution protections in favor of the participants, and options granted under the Phoenix 1992 Plan expire ten years from the date of grant. Options granted under the Phoenix 1992 Plan vest and become exercisable at the rate of one-sixteenth of the shares subject to such options per quarter for sixteen quarters following the date of the grant.

COMPENSATION OF EXECUTIVE OFFICERS

  Summary of Compensation. The following table shows for the fiscal years ending December 31, 1997, 1996, 1995 and 1994, compensation awarded or paid to, or earned by Phoenix's Chief Executive Officer and each other officer at December 31, 1997 who received total annual salary and bonus in excess of $100,000 for the years ended December 31, 1997 or 1996 (the "Named Executive Officers"):

                       SUMMARY ANNUAL COMPENSATION TABLE

                                                        LONG-TERM
                                                       COMPENSATION
                                                          AWARDS
                                                       ------------
                                                        SECURITIES
                                                        UNDERLYING
   NAME AND PRINCIPAL    YEAR ENDED  SALARY            OPTIONS(1)/      ALL OTHER
        POSITION         DECEMBER 31 (1)($)  BONUS ($) SARS(2) (#)   COMPENSATION(3)
   ------------------    ----------- ------- --------- ------------  ---------------
Mr. Wallace M.              1997     275,000  60,000         --           1,000
 Hammond(4).............    1996     252,500  60,000     400,000            --
 President and Chief        1995     203,511  67,451     300,000          2,320
 Executive Officer          1994     127,885     --      300,000(2)         --
Mr. Jeffrey L.              1997     110,910     --          --          28,905
 Bailey(5)..............    1996     137,934     --       60,000         23,499
                            1995     129,219  15,193      50,000          2,320
                            1994     120,573     --          --             500
Mr. J. Rex Bell.........    1997     126,600     --          --           1,000
 Senior Vice President      1996     127,721     --       50,000         15,427
                            1995     117,657  15,193      50,000          2,320
                            1994     109,585     --          --             --
Mr. Jon Beizer..........    1997     149,166  40,000         --          11,964
 Senior Vice President      1996     105,417     --      125,000         10,544
 and Chief Financial        1995      96,418     --       60,000            --
 Officer                    1994      78,663     --          --             --

--------
(1) Includes amounts earned but deferred at the election of the executives. As permitted by Commission rules, no amounts are shown for certain perquisites, where such amounts do not exceed the lesser of 10% of bonus plus salary or $50,000.
(2) Repriced options treated as new grants. Phoenix has no stock appreciation rights (SARs).
(3) In each case, "All Other Compensation" includes $500 in matching Section 401(k) plan contributions made by Phoenix in 1994, $1,000 in 1995, $1,000 in 1996 and $1,000 in 1997. The balance in 1994 and 1995 of the amount reported for each officer represents a reimbursement of parking expenses. In addition to a parking reimbursement, the balance of the amount reported for each officer in 1996 represents relocation expenses paid for the officers' move to Colorado from California. The balance of the amount reported in 1997 for (i) Mr. Bailey includes relocation expenses paid for Mr. Bailey's move to California from Colorado and unused vacation time payments and (ii) Mr. Beizer includes relocation expenses for Mr. Beizer's move to California from Colorado.
(4) Mr. Hammond was not employed by Phoenix before February 1994, thus amounts disclosed include compensation commencing in February 1994 for Mr. Hammond, when he joined Phoenix as Executive Vice President. Mr. Hammond was elected President and Chief Operating Officer of Phoenix in May 1994 and Chief Executive Officer in December 1994.
(5) Mr. Bailey resigned as Senior Vice President and Chief Financial Officer of Phoenix effective March 31, 1997. The amount reported as salary in 1997 includes $70,000 in severance payments made to Mr. Bailey.

  Employment Agreements. Effective January 1, 1996, Phoenix and Mr. Hammond entered into an employment agreement with a term beginning January 1, 1996 and ending December 31, 1998 which superseded the previous employment agreement between Phoenix and Mr. Hammond. Upon each annual anniversary of the agreement the term of the agreement is automatically extended by one year so as to continually extend the term of the agreement to include subsequent three year periods, unless sooner terminated as provided in the agreement. The employment agreement provides for a salary of $250,000 during 1996, $275,000 during 1997 and $300,000 during 1998 and each year thereafter for the duration of the agreement, unless otherwise increased at the discretion of Phoenix, in exchange for Mr. Hammond's services to Phoenix as President and Chief Executive Officer. The agreement further provides for an option grant in 1996 of 200,000 shares of Phoenix Common Stock vesting at the rate of 12,500 shares per calendar quarter and an annual bonus equal to 1% of Phoenix's earnings before interest, taxes, depreciation and amortization. In the event Mr. Hammond is terminated without cause, the employment agreement provides that he is to receive a severance amount equal to 18 months salary and bonus. Under terms of the employment agreement, should an acquisition of Phoenix or a similar corporate event constituting a "change of control" of Phoenix result in the termination of Mr. Hammond's employment with Phoenix, any unvested options held by Mr. Hammond will immediately vest. The Merger will constitute a change of control of Phoenix. However, in the Merger all options held by Mr. Hammond will terminate on the day preceding the Closing Date. In the event Phoenix or Mr. Hammond terminates Mr. Hammond's employment as a result of an acquisition of Phoenix or a similar corporate event constituting a change of control of Phoenix, Mr. Hammond shall receive a severance amount equal to the salary he would have received had he remained employed for the then current three year term of the employment agreement. In either a termination of Mr. Hammond's employment without cause or the termination of his employment in the event of a change of control of Phoenix, the agreement provides that Mr. Hammond shall receive reimbursement from Phoenix for reasonable relocation expenses, not to exceed $20,000. See "PLAN OF MERGER--Interests of Certain Persons in the Merger."

  Effective February 1, 1997, Phoenix and Mr. Beizer entered into an employment agreement with a term beginning February 1, 1997 and ending December 31, 1998. The employment agreement provides for an annual salary of $150,000 during the term of the agreement, unless otherwise increased at the discretion of Phoenix, in exchange for Mr. Beizer's services to Phoenix as Senior Vice President and Chief Financial Officer. The agreement further provides for an annual bonus equal to .75% of Phoenix's earnings before interest, taxes, depreciation and amortization. In the event Mr. Beizer is terminated without cause, the employment agreement provides that he is to receive a severance amount equal to the greater of 12 months salary or the balance of the salary for the full term of the agreement and all unvested options held by Mr. Beizer will immediately vest. Under terms of the employment agreement, should an acquisition of Phoenix or a similar corporate event constituting a "change of control" of Phoenix result in the termination of Mr. Beizer's employment with Phoenix, any unvested options held by Mr. Beizer will immediately vest and will be exercisable for a subsequent period of 36 months. The Merger will constitute a change of control of Phoenix. Mr. Beizer has agreed to forfeit his rights with regard to the options held by him and the options will terminate on the day preceding the Closing Date. In the event Phoenix or Mr. Beizer terminates Mr. Beizer's employment as a result of an acquisition of Phoenix or a similar corporate event constituting a change of control of Phoenix, Mr. Beizer shall receive a severance amount equal to the greater of 18 months salary or the balance of the salary for the full term of the agreement. In either a termination of Mr. Beizer's employment without cause or the termination of his employment in the event of a change of control of Phoenix, the agreement provides that Mr. Beizer shall receive reimbursement from Phoenix for reasonable relocation expenses, not to exceed $20,000. Mr. Beizer has previously relocated and received remibursement for such relocation. Mr. Beizer will not receive any additional reimbursement for relocation expenses as a result of the Merger. See "PLAN OF MERGER--Interests of Certain Persons in the Merger."

  Payment of Severance to Messrs. Hammond and Beizer. In the Merger Agreement, Qwest has agreed to pay (or cause to the Surviving Corporation to pay) all amounts then due to Wallace M. Hammond and Jon F. Beizer, respectively, pursuant to their respective employment agreements by reason of the occurrence of a change of control (as defined therein), subject in each case to all necessary withholdings, and Qwest has also agreed to pay, or cause the Surviving Corporation to pay, all reasonable out-of-pocket costs, fees and expenses of such persons (including, without limitation, the reasonable fees and disbursements to counsel and the expenses of litigation) incurred by them in connection with collecting such amounts. Pursuant to the employment agreements, the amounts payable to Mr. Hammond and Mr. Beizer are $875,000 (less any amounts paid to Mr. Hammond as salary after January 31, 1998, which is approximately $25,000 per month) and $225,000, respectively. Upon consummation of the Merger, Mr. Hammond and Mr. Beizer will also be paid approximately $26,538 and $8,759, respectively, in respect of accrued paid time off pursuant to the terms of their respective employment agreements.

  Stock Option Grants and Exercises. Phoenix grants options to its executive officers under the Phoenix 1989 Plan. As of December 31, 1996, options to purchase a total of 2,277,506 shares were outstanding under the Phoenix 1989 Plan and 631,736 shares remained available for grant thereunder. As of December 31, 1997, options to purchase a total of 1,830,633 shares were outstanding under the Phoenix 1989 Plan and 1,084,395 shares remained available thereunder.

  The following tables show, for the fiscal year ended December 31, 1996, certain information regarding options granted to, exercised by, and held at year end by the Named Executive Officers. All of such options will be cancelled if the Merger is consummated. For the fiscal year ended December 31, 1997 there were no options granted to the Named Executive Officers.

                             OPTION GRANTS IN 1996

                                                                        POTENTIAL REALIZABLE
                                                                          VALUE AT ASSUMED
                                                                           ANNUAL RATES OF
                                                                             STOCK PRICE
                                                                          APPRECIATION FOR
                                                                           OPTION TERM(2)
                                                                        ---------------------
                                     PERCENT
                         NUMBER OF   OF TOTAL
                         SECURITIES  OPTIONS
                         UNDERLYING GRANTED TO
                          OPTIONS   EMPLOYEES  EXERCISE/BASE EXPIRATION
          NAME            GRANTED   IN 1996(1)  $ PER SHARE     DATE     5% ($)     10% ($)
          ----           ---------- ---------- ------------- ---------- --------- -----------
Wallace M. Hammond......  200,000       22%       3.0000      4/12/2006   377,337     956,245
                          200,000       22%       3.5625     12/16/2006   448,087   1,135,542
Jeffrey L. Bailey(3)....   60,000        6%       3.0000      4/12/2006   113,201     286,873
J. Rex Bell.............   50,000        5%       3.0000      4/12/2006    94,334     239,061
Jon Beizer..............   50,000        5%       3.5625      1/03/2006   112,022     283,885
                           75,000        8%       3.0000      4/12/2006   141,501     358,592

--------
(1) Based on options to purchase 921,600 shares of Phoenix Common Stock granted in 1996.
(2) The potential realizable value is based on the term of the option at its time of grant (10 years in each case). The potential realizable value is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. No gain to the optionee is possible unless the stock price increases over the option term, which will benefit all stockholders.
(3) Mr. Bailey resigned as Senior Vice President and Chief Financial Officer of Phoenix effective March 31, 1997.

                       AGGREGATED 1996 YEAR-END OPTIONS

                                                       NUMBER OF
                                                   SHARES UNDERLYING        VALUE OF UNEXERCISED
                                                UNEXERCISED OPTIONS AT      IN-THE-MONEY OPTIONS
                            SHARES     VALUE     DECEMBER 31, 1996 (#)   AT DECEMBER 31, 1996 ($)(2)
                         ACQUIRED ON  REALIZED ------------------------- ------------------------------
          NAME           EXERCISE (#)  ($)(1)  EXERCISABLE UNEXERCISABLE EXERCISABLE     UNEXERCISABLE
          ----           ------------ -------- ----------- ------------- -------------   --------------
Jeffrey L. Bailey(3)....    15,000     66,562    128,748       91,252            274,139           40,861
Jon Beizer..............    24,750     67,586     21,500      154,000                468           35,312
J. Rex Bell.............    14,000     65,750     93,748       81,252            191,014           37,110
Wallace M. Hammond......    50,000    116,087    275,000      675,000            419,062          249,218

--------
(1) Value realized is based on the fair market value of Phoenix Common Stock on the date of exercise minus the exercise price and does not necessarily indicate that the optionee sold such stock.
(2) Fair market value of Phoenix Common Stock at December 31, 1996 ($3.375) minus the exercise price of the options.
(3) Mr. Bailey resigned as Senior Vice President and Chief Financial Officer of Phoenix effective March 31, 1997.

                       AGGREGATED 1997 YEAR-END OPTIONS

                                                       NUMBER OF
                                                   SHARES UNDERLYING        VALUE OF UNEXERCISED
                                                UNEXERCISED OPTIONS AT      IN-THE-MONEY OPTIONS
                            SHARES     VALUE     DECEMBER 31, 1997 (#)   AT DECEMBER 31, 1997 ($)(2)
                         ACQUIRED ON  REALIZED ------------------------- --------------------------------
          NAME           EXERCISE (#)  ($)(1)  EXERCISABLE UNEXERCISABLE EXERCISABLE       UNEXERCISABLE
          ----           ------------ -------- ----------- ------------- -------------     --------------
Jeffrey L. Bailey(3)....   110,000    244,375    110,000            0            0                  0
Jon Beizer..............    52,500     16,406     35,500       87,500            0                  0
J. Rex Bell.............         0          0    131,248       43,752            0                  0
Wallace M. Hammond......    50,000     53,625    525,000      375,000            0                  0

--------
(1) Value realized is based on the fair market value of Phoenix Common Stock on the date of exercise minus the exercise price and does not necessarily indicate that the optionee sold such stock.
(2) Fair market value of Phoenix Common Stock at December 31, 1997 ($0.375) minus the exercise price of the options.
(3) Mr. Bailey resigned as Senior Vice President and Chief Financial Officer of Phoenix effective March 31, 1997.

COMPENSATION COMMITTEE REPORT(1)

  The Compensation Committee consists of Messrs. Thomas Bell, David Singleton and Charles McGettigan, all of whom are non-employee directors. The Compensation Committee is responsible for setting Phoenix's policies governing employee compensation, administering Phoenix's employee benefit plans and determining the compensation of Phoenix's executive officers. The Compensation Committee annually evaluates the performance, and determines the compensation, of the Chief Executive Officer and the other executive officers of Phoenix based upon a mix of the achievement of corporate goals, individual performance and comparisons with comparable companies. The Chief Executive Officer and other executive officers are not present during the discussion of their compensation.
--------
(1) The material in this report is not "soliciting material," is not deemed filed with the Commission and is not to be incorporated by reference in any filing of Phoenix under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

  The Compensation Committee attempts to design compensation policies that will attract and retain the highest quality executives and will reward them for Phoenix's progress towards its long-term goal of increasing corporate revenue and attaining profitability in line with averages for companies within the telecommunications industry. The Compensation Committee considers a variety of factors, both personal and corporate, in evaluating Phoenix's executive officers and making its compensation decisions. These include the compensation paid by comparable companies to individuals in comparable positions, the individual contributions of each officer to Phoenix, and, most importantly, the progress of Phoenix toward its long-term objectives. As Phoenix has progressed the measures of this progress have changed, and the Compensation Committee expects them to continue to change.

  The Compensation Committee has determined that the stock options granted under the Phoenix 1989 Plan, as amended, with an exercise price at least equal to the fair market value of Phoenix Common Stock on the date of grant generally shall be treated as "incentive stock options" as that term is defined in Section 422 of the Code.

  Executive Officer Compensation. Phoenix's executive officer compensation program is comprised of base salary, annual cash incentive compensation in the form of a bonus and long-term incentive compensation in the form of stock option grants at current market prices.

  Base Salary. In establishing base salaries, the Compensation Committee first considers a number of surveys of compensation levels at comparably-sized companies in comparable industries, including companies in the telecommunications industries. The companies included in the surveys are not necessarily the same as the companies included in the market indices included in the performance graph in this Proxy Statement/Prospectus.

  Based on the data generated in the surveys, the Compensation Committee then sets a target base salary level applicable to all executive officers. The Compensation Committee then considers the level of responsibility, experience and contributions of each executive officer. The Compensation Committee then sets each officer's base salary taking into account the target salary and the Compensation Committee's evaluation of individual performance.

  Annual Cash Incentive Bonus. There were no formal cash incentive bonus programs in place for executive officers during 1995, 1996 or 1997. Under the terms of the employment agreements described above in "PHOENIX EXECUTIVE COMPENSATION--Compensation of Executive Officers," Wallace M. Hammond and Jon Beizer are entitled to receive bonuses based on Phoenix's operating results. As a result of Phoenix achieving profitable operating results in the first, second and third quarters of 1995, executive officers received a total of $24,439 in cash bonuses in 1995 relating to Phoenix's 1995 performance. Phoenix did not achieve profitable operating results during 1996 or 1997, and, accordingly, no performance bonuses were declared with respect to such fiscal years.

  Stock Option Grants. Phoenix grants stock options to its executive officers in order to provide long-term incentives to executive officers and align executive officer and stockholder long-term interests by creating a direct link between executive compensation and stockholder return. Stock options are granted at an option price equal to the fair market value of Phoenix Common Stock on the date of grant. In order to facilitate long-term incentives through the option grants, options are generally subject to ratable vesting over four years.

  Executive officer awards are subjectively determined by the Compensation Committee after considering stock option grant data taken from the compensation surveys referred to above, as well as the level of responsibility, experience and contributions of each executive officer. In determining the size of individual grants, the Compensation Committee also considers the number of shares subject to options previously granted to each executive officer, including the number of such shares that have vested and that remain unvested.

  Chief Executive Officer Compensation. In determining Mr. Hammond's compensation package for 1995, Phoenix relied on a report prepared by an independent executive compensation consulting firm which examined compensation packages of chief executive officers and presidents of comparable companies. In determining Mr. Hammond's compensation package for 1996, Phoenix relied on an update to the report prepared in 1995 by the independent executive compensation consulting firm. In determining Mr. Hammond's compensation package for 1997, Phoenix relied on the reports previously prepared by the independent executive compensation consulting firm.

  Option Repricing. The Compensation Committee has from time to time approved the repricing of option grants to employees, including executive officers, based upon the Compensation Committee's determination of the value of the employee's contribution to Phoenix. The intent of these repricings has been to align the option exercise price with the fair market value of the underlying Phoenix Common Stock as determined by the marketplace.

                                          Thomas H. Bell
                                          David Singleton
                                          Charles C. McGettigan

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Thomas H. Bell, who is Chairman of the Board of Phoenix and a member of the Compensation Committee, was the Chief Executive Officer of Phoenix from inception through January 1992 and of its predecessor from inception to 1989. Mr. Bell was Phoenix's President from inception through September 1990 and the President of its predecessor from 1985 to 1989. Under the terms of an agreement between Phoenix and Mr. Bell, Mr. Bell is enrolled in Phoenix's health benefits plans and Phoenix pays Mr. Bell's premiums which amounted to $17,988.68 in 1996 and $3,994.00 in 1997.

PERFORMANCE MEASUREMENT COMPARISON(1)(2)(3)

  The following chart shows the CRSP Total Return Index from December 31, 1991 to December 31, 1997 for (i) Phoenix Common Stock, (ii) Nasdaq Stock Market (US Companies) and (iii) Nasdaq Telecommunications Stocks. All values assume reinvestment of the full amount of all dividends.

          COMPARISON OF 6 YEAR CUMULATIVE TOTAL RETURN ON INVESTMENT

                             [CHART APPEARS HERE]

---------------------------------------------------------------------------------------------------------
                                 12/31/91    12/31/92   12/31/93  12/31/94  12/31/95  12/31/96  12/31/97
---------------------------------------------------------------------------------------------------------
Phoenix Common Stock              100       43.9        263.4     92.7      141.5     131.7    14.6
---------------------------------------------------------------------------------------------------------
Nasdaq Stock Market               100      116.4        133.6    130.6      184.7     227.2   278.8
---------------------------------------------------------------------------------------------------------
Nasdaq Telecommunications Stock   100      122.8        189.4    158.1      207.0     211.6   312.6
---------------------------------------------------------------------------------------------------------

--------
(1) This Section is not "soliciting material," is not deemed filed with the Commission and is not to be incorporated by reference in any filing of Phoenix under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.
(2) The CRSP Total Return on investment (change in month end stock price plus reinvested dividends) for Phoenix, the CRSP Total Return for The NASDAQ Stock Market (US Companies) and the CRSP Total Return Index for NASDAQ Telecommunications Stocks based on December 31, 1991 = 100.
(3) Phoenix Common Stock was traded in the over-the-counter market from Phoenix's initial public offering in 1983 and was quoted on the NASDAQ system under the Symbol "PHXN" from October 24, 1989 through October 4, 1993. On October 5, 1993, Phoenix changed its listing to the American Stock Exchange and began trading under the symbol "PHX".

                     BENEFICIAL OWNERSHIP OF PHOENIX STOCK

  The following table sets forth certain information regarding the beneficial ownership of Phoenix Common Stock as of February 9, 1997 by: (i) each director; (ii) each executive officer named above; (iii) all executive officers and directors of Phoenix as a group; and (iv) all those known by Phoenix to be beneficial owners of more than five percent (5%) of any class of its voting securities. Unless otherwise indicated, Phoenix believes that each of the persons indicated below has sole voting and investment power with respect to the shares owned by such person subject to community property laws where applicable.

                                               AMOUNT AND NATURE    PERCENT
                                                 OF BENEFICIAL   OF OUTSTANDING
                                                   OWNERSHIP       SHARES(1)
                                               ----------------- --------------
5% STOCKHOLDERS(2):
Global Capital Management Inc.
 601 Carlson Parkway, Suite 200
 Minnetonka, MN 55305.........................     2,364,900          6.58%
Proactive Investment Managers, L.P.(3)(4)
 50 Osgood Place
 San Francisco, CA 94133......................     1,864,760          5.16%
DIRECTORS AND EXECUTIVE OFFICERS:
Wallace M. Hammond(3).........................       591,534          1.62%
J. Rex Bell(3)................................       234,374             *
Jon F. Beizer(3)..............................        42,375             *
Thomas H. Bell(3).............................     2,752,056          7.65%
James W. Gallaway(3)..........................       502,205          1.39%
Merrill L. Magowan(3).........................       143,837             *
Charles C. McGettigan(3)......................        52,726             *
David Singleton(3)............................       203,792             *
Max E. Thornhill(3)...........................     1,136,527          3.15%
All directors and executive officers as a
 group (9 persons)(3).........................     5,659,426         15.26%

--------
 * Less than one percent.
(1) Percentage of ownership is based on 35,898,958 shares of Phoenix Common Stock outstanding as of January 30, 1997.
(2) Pursuant to the Voting Agreements, Qwest has voting control of approximately 21% of the outstanding shares of Phoenix Common Stock.
(3) Includes shares of Phoenix Common Stock which certain principal stockholders, directors and officers of Phoenix have the right to acquire within 60 days after the date of this table pursuant to outstanding options and warrants as follows: Proactive Investment Managers, L.P., 4,250; Proactive Partners, L.P., 200,225 shares; Fremont Proactive Partners, L.P., 2,000 shares; Wallace M. Hammond, 575,000 shares; J. Rex Bell, 134,374 shares; Jon F. Beizer, 42,375 shares; Thomas H. Bell, 48,000 shares; James W. Gallaway, 131,655 shares; Merrill L. Magowan, 118,218 shares; Charles C. McGettigan, 24,000 shares; David Singleton, 23,112 shares; and Max E. Thornhill, 125,112 shares.
(4) Includes only shares held of record by Proactive Investment Managers, L.P. ("PIM"), Proactive Partners, L.P. ("PP") and Fremont Proactive Partners, L.P. ("FPP"), each California limited partnerships. The general partner of PP and FPP is PIM, of which Messrs. Charles McGettigan, Myron A. Wick III, Jon Gruber and J. Patterson McBaine are general partners. Messrs. Wick, Gruber and McBaine own of record 103,510, 45,840 and 19,460 shares of Phoenix Common Stock, respectively. In addition, Messrs. McGettigan and Wick hold options to purchase 24,000 and 28,000 shares of Phoenix Common Stock, respectively, that are exercisable within 60 days of the date of this table. Myron A. Wick III is the trustee of the Myron A. Wick III Trust. The Myron A. Wick III Trust owns of record 28,726 shares of Phoenix Common Stock. Messrs. Gruber and McBaine are also general partners of Lagunitas Partners, L.P., an entity that holds 721,334 shares of Phoenix Common Stock, as well as a warrant, exercisable within 60 days of the date of this table, to purchase an additional 12,000 shares of Phoenix Common Stock. Messrs. Gruber and McBaine are also directors and/or general partners of several entities that may own nominal amounts of Phoenix Common Stock. Due to these relationships, PIM may be deemed to beneficially own some or all of the shares of the capital stock of Phoenix held of record or beneficially by such persons and/or companies.

           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF PHOENIX

INDEMNIFICATION AGREEMENTS

  Phoenix has entered into indemnity agreements with certain officers and directors which provide, among other things, that Phoenix will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he may be required to pay in actions or proceedings to which he is or may be made a party by reason of his position as a director, officer or other agent of Phoenix, and otherwise to the fullest extent permitted under Delaware law and the Phoenix Bylaws.

  In connection with the acquisition of AmeriConnect, Inc., Phoenix agreed to maintain all rights to indemnification existing on the date of the merger agreement between Phoenix, Phoenix Merger Corp. and AmeriConnect, Inc. in favor of the former directors and officers of AmeriConnect, Inc. and agreed that the certificate of incorporation and bylaws of AmeriConnect, Inc., as a subsidiary of Phoenix, would not be amended to reduce or limit such rights. In addition, Phoenix agreed that AmeriConnect, Inc. will indemnify to the fullest extent possible under its certificate of incorporation, its bylaws and applicable law the present and former directors of AmeriConnect, Inc. against all losses, damages, liabilities or claims made against them arising from their service in such capacities prior to and including the effective time of the acquisition of AmeriConnect, Inc. by Phoenix, to at least the same extent as such persons were required to be indemnified pursuant to AmeriConnect Inc.'s certificate of incorporation and bylaws prior to the acquisition of AmeriConnect, Inc. by Phoenix. Phoenix also agreed, with respect to matters occurring prior to the effective time of the acquisition of AmeriConnect, Inc. by Phoenix, that AmeriConnect, Inc. will cause to be maintained in effect for three years from the effective time of acquisition, directors' and officers' liability insurance providing at least the same coverage with respect to AmeriConnect, Inc.'s present and former officers and directors as the policies maintained by or on behalf of AmeriConnect, Inc. on the date of the merger agreement between Phoenix, Phoenix Merger Corp. and AmeriConnect, Inc. containing terms and conditions which are substantially similar thereto, to the extent such insurance is currently available on commercially reasonable terms with respect to such matters.

ACQUISITION OF ACI

  In January 1996, Phoenix acquired from Van Essen all of the outstanding shares of ACI, a Golden, Colorado facilities-based reseller of long distance service. Consideration for the transaction was in the form of $4.0 million in cash, 2,800,000 shares of Phoenix Common Stock valued at $10.5 million and the issuance of a long-term note in the amount of $1.3 million (the "Van Essen Note"). As a result of the transaction and her subsequent sale of certain shares of Phoenix Common Stock, Van Essen held approximately 1,488,900 shares of Phoenix Common Stock or 4.1% of the Phoenix Common Stock outstanding as of January 27, 1998.

  On January 16, 1998, Phoenix failed to make a scheduled payment under the Van Essen Note (as defined herein) and is currently in default thereon. On January 17, 1998, Phoenix received a notice from Van Essen declaring a default under the Van Essen Note and notifying Phoenix that if the scheduled payment is not received by February 2, 1998, the entire unpaid principal balance of the Van Essen Note will become due and payable and that Van Essen will pursue all remedies available to her. Phoenix currently does not have sufficient cash to make the scheduled payment.

PREFERRED STOCK CONVERSIONS

  In December 1996, Phoenix received all requisite consents of the holders of Phoenix's Series F Preferred Stock to convert all outstanding shares of Phoenix Series F Preferred Stock into Phoenix Common Stock. Messrs. McGettigan, Thornhill and Singleton, directors of Phoenix, and certain of their affiliates, were holders of such Phoenix Series F Preferred Stock prior to such conversion. Effective

December 14, 1996, the Phoenix Series F Preferred Stock, together with accrued dividends thereon, was converted into 5,191,064 shares of Phoenix Common Stock.

  The remaining holders of Phoenix's Series A, B and D Preferred Stock converted such Preferred Stock into Phoenix Common Stock during the first eight months of 1997. Messrs. Magowan and McGettigan, directors of Phoenix, and certain of their affiliates were the holders of shares of such Phoenix Preferred Stock.

  On January 14, 1998, the holder of the Series I Preferred Stock converted all outstanding shares of such stock into shares of Phoenix Common Stock pursuant to its terms.

INVESTMENT BANKING SERVICES

  Charles C. McGettigan, a director of Phoenix, is a Managing Director of McGettigan Wick. Phoenix entered into an agreement with McGettigan Wick on August 11, 1997 pursuant to which McGettigan Wick was engaged by Phoenix to provide advice and counsel to the Phoenix Board regarding the financial terms of the then proposed business combination of Phoenix and Midcom. In exchange for such services, McGettigan Wick was to receive a fee of $125,000 only if the business combination with Midcom was consummated. Since the Midcom merger was aborted, Phoenix did not pay such fee to McGettigan Wick. Phoenix has agreed, however, to pay McGettigan Wick $125,000 for past services rendered and for providing advice and counsel to the Phoenix Board regarding the financial terms of the Merger if the Merger is consummated.

  For a description of certain fees to be paid to J.C. Bradford, see "PLAN OF MERGER--Opinion of Phoenix's Financial Advisor."

               PHOENIX INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

  The Phoenix Board has selected Grant Thornton LLP as Phoenix's independent auditors for the fiscal year ending December 31, 1997. Grant Thornton LLP has audited Phoenix's financial statements since 1989.

  Representatives of Grant Thornton LLP are expected to be present at the Phoenix Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

                                 LEGAL OPINION

  The legality of the Qwest Common Stock to be issued in connection with the Merger is being passed upon for Qwest by O'Melveny & Myers LLP. The legality of Qwest's obligation to pay the Contingent Cash Consideration, if any, in connection with the Merger is being passed upon for Qwest by Morris, James, Hitchens & Williams, special Delaware counsel to Qwest.

                                  TAX OPINION

  Certain of the tax consequences of the Merger are being passed upon for Phoenix by Grant Thornton LLP.

                                    EXPERTS

  The consolidated financial statements and schedules of Qwest Communications International Inc. and subsidiaries as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 have been included herein and in the Registration Statement in reliance upon the report, pertaining to such consolidated financial statements, dated February 19, 1997, except as to note 18, which is as of May 23, 1997, and note 1, paragraph (i) and note 20 which are as of February 2, 1998, and the report pertaining to such schedules, dated February 19, 1997, except as to notes 2 and 3, which are as of February 2, 1998, of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.

  The financial statements of SuperNet, Inc. as of June 30, 1997 and for the year ended June 30, 1997 have been included herein and in the Registration Statement in reliance upon the report, dated September 26, 1997 of Dollinger, Smith & Co., independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Phoenix as of December 31, 1996 and 1995 and for each of the years in the three year period ended December 31, 1996 included in this Proxy Statement/Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in its reports with respect thereto, and are included herein in reliance on the reports of Grant Thornton LLP and upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

            QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

Independent Auditors' Report.............................................   F-2
Consolidated Balance Sheets as of December 31, 1996 and 1995 and Septem-
 ber 30, 1997 (Unaudited)................................................   F-3
Consolidated Statements of Operations for the Years Ended December 31,
 1996, 1995 and 1994, and for the Nine Months Ended September 30, 1997
 and 1996 (Unaudited)....................................................   F-4
Consolidated Statements of Stockholders' Equity for the Years Ended De-
 cember 31, 1996, 1995 and 1994, and for the Nine Months Ended September
 30, 1997 (Unaudited)....................................................   F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1996, 1995 and 1994, and for the Nine Months Ended September 30, 1997
 and 1996 (Unaudited)....................................................   F-6
Notes to Consolidated Financial Statements (Information as of September
 30, 1997, and for the Nine Months Ended September 30, 1997 and 1996 is
 Unaudited)..............................................................   F-8
                                 SUPERNET, INC.
Independent Auditor's Report.............................................  F-31
Balance Sheet as of June 30, 1997 and September 30, 1997 (Unaudited).....  F-32
Statements of Operations for the Year Ended June 30, 1997 and for the
 Three-Month Period Ended September 30, 1997 and 1996 (Unaudited)........  F-33
Statements of Changes in Stockholder's Equity for the Year Ended June 30,
 1997 and for the Three Months Ended September 30, 1997 (Unaudited)......  F-34
Statements of Cash Flows for the Year Ended June 30, 1997 and for the
 Three Months Ended September 30, 1997 and 1996 (Unaudited)..............  F-35
Notes to Financial Statements (Information as of September 30, 1997, and
 for the Three Months Ended September 30, 1997 and 1996 is Unaudited)....  F-36

                             PHOENIX NETWORK, INC.

Independent Auditor's Report............................................. F-42
Consolidated Balance Sheets as of December 31, 1996 and 1995 and
 September 30, 1997 (Unaudited).......................................... F-43
Consolidated Statements of Operations for the Years Ended December 31,
 1996, 1995, and 1994, and for the Nine Months Ended September 30, 1997
 and 1996 (Unaudited).................................................... F-44
Consolidated Statement of Stockholders' Equity for the Years Ended
 December 31, 1996, 1995, and 1994, and for the Nine Months Ended
 September 30, 1997 (Unaudited).......................................... F-45
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1996, 1995 and 1994, and for the Nine Months Ended September 30, 1997
 and 1996 (Unaudited).................................................... F-46
Notes to Consolidated Financial Statements (Information as of September
 30, 1997, and for the Nine Months Ended September 30, 1997 and 1996 is
 Unaudited) ............................................................. F-48

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Qwest Communications International Inc.:

  We have audited the accompanying consolidated balance sheets of Qwest Communications International Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Qwest Communications International Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Denver, Colorado
February 19, 1997, except as
to note 18, which is as of May 23, 1997, and note 1, paragraph (i) and note 20 which are as of February 2, 1998.

            QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

         DECEMBER 31, 1996 AND 1995, AND SEPTEMBER 30, 1997 (UNAUDITED)
                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                    1997       1996      1995
                                                 ----------- --------  --------
                                                 (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents....................   $186,731   $  6,905  $  1,484
  Accounts receivable, net (notes 4, 5 and 7)..     64,719     29,248    14,871
  Costs and estimated earnings in excess of
   billings (note 6)...........................    164,986      4,989    24,127
  Deferred income tax asset (note 12)..........        --       6,301     4,392
  Notes and other receivables (note 8).........     14,936     14,934     6,253
  Other current assets (note 14)...............      7,063        328     1,260
                                                  --------   --------  --------
    Total current assets.......................    438,435     62,705    52,387
                                                  --------   --------  --------
Property and equipment, net (notes 5, 9, 11 and
 12)...........................................    444,816    186,535   114,748
Deferred income tax asset (note 12)............      8,902        --        --
Notes and other receivables (note 8)...........        115     11,052     8,430
Intangible and other long-term assets, net of
 amortization (notes 11 and 14)................     16,210      3,967     8,613
                                                  --------   --------  --------
    Total assets...............................   $908,478   $264,259  $184,178
                                                  ========   ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses (note
   10).........................................   $178,676   $ 80,129  $ 26,748
  Payable to related parties, net (note 13)....        --         --      2,983
  Deferred revenue.............................      4,044      2,649     3,969
  Billings in excess of costs and estimated
   earnings (note 6)...........................     12,440      5,034       --
  Deferred income tax liability (note 12)......      6,432        --        --
  Current portion of long-term debt (note 11)..     15,782     25,193    21,270
  Advances from parent (note 13)...............        --      19,138       --
                                                  --------   --------  --------
    Total current liabilities..................    217,374    132,143    54,970
                                                  --------   --------  --------
Long-term debt (note 11).......................    268,946    109,268    68,793
Advances from Parent (note 13).................        --         --     27,119
Deferred income tax liability (note 12)........        --       1,708       922
Other liabilities (notes 10 and 15)............     53,307     11,698     5,899
                                                  --------   --------  --------
    Total liabilities..........................    539,627    254,817   157,703
                                                  --------   --------  --------
Stockholders' equity (notes 18 and 20):
  Preferred Stock, $.01 par value. Authorized
   25,000,000 shares. No shares issued and
   outstanding.................................        --         --        --
  Common Stock, $.01 par value. Authorized
   400,000,000 shares. 206,641,532 shares
   issued and outstanding at September 30,
   1997, and 173,000,000 shares issued and
   outstanding at December 31, 1996 and 1995...      2,066      1,730     1,730
  Additional paid-in capital...................    410,972     54,162    64,228
  Accumulated deficit..........................    (44,187)   (46,450)  (39,483)
                                                  --------   --------  --------
    Total stockholders' equity.................    368,851      9,442    26,475
                                                  --------   --------  --------
Commitments and contingencies (note 14)
    Total liabilities and stockholders'
     equity....................................   $908,478   $264,259  $184,178
                                                  ========   ========  ========

          See accompanying notes to consolidated financial statements.

            QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                               NINE MONTHS ENDED
                                 SEPTEMBER 30,      YEAR ENDED DECEMBER 31,
                               ------------------  ----------------------------
                                 1997      1996      1996      1995      1994
                               --------  --------  --------  --------  --------
                                  (UNAUDITED)
Revenue:
  Carrier services...........  $ 39,062  $ 45,106  $ 57,573  $ 67,789  $ 50,240
  Commercial services (note
   13).......................    38,033    25,475    34,265    20,412     8,712
                               --------  --------  --------  --------  --------
                                 77,095    70,581    91,838    88,201    58,952
  Network construction
   services (note 6).........   413,226    59,255   139,158    36,901    11,921
                               --------  --------  --------  --------  --------
                                490,321   129,836   230,996   125,102    70,873
                               --------  --------  --------  --------  --------
Operating expenses:
  Telecommunications
   services..................    65,310    62,399    80,368    81,215    48,239
  Network construction
   services (note 13)........   282,472    37,661    87,542    32,754     9,369
  Selling, general and
   administrative (notes 2
   and 13)...................    59,987    34,230    45,755    37,195    21,516
  Growth share plan (note
   15).......................    69,320       --     13,100       --        --
  Depreciation and
   amortization..............    13,114    11,890    16,245     9,994     2,364
                               --------  --------  --------  --------  --------
                                490,203   146,180   243,010   161,158    81,488
                               --------  --------  --------  --------  --------
    Income (loss) from
     operations..............       118   (16,344)  (12,014)  (36,056)  (10,615)
Other income (expense):
  Gain on sale of contract
   rights (note 3)...........     9,296       --        --        --        --
  Gain on sale of
   telecommunications service
   agreements (note 4).......       --      6,126     6,126       --        --
  Interest expense, net......    (8,886)   (5,004)   (6,827)   (4,248)     (219)
  Interest income............     5,912     1,898     2,454     1,782       191
  Other (expense) income, net
   (note 4)..................    (1,986)      113        60        55       (42)
                               --------  --------  --------  --------  --------
    Income (loss) before
     income tax expense
     (benefit)...............     4,454   (13,211)  (10,201)  (38,467)  (10,685)
Income tax expense
 (benefit)(note 12)..........     2,191    (4,310)   (3,234)  (13,336)   (3,787)
                               --------  --------  --------  --------  --------
    Net income (loss)........  $  2,263  $ (8,901) $ (6,967) $(25,131) $ (6,898)
                               ========  ========  ========  ========  ========
Net income (loss) per share..  $   0.01  $  (0.05) $  (0.04) $  (0.14) $  (0.04)
                               ========  ========  ========  ========  ========
Weighted average common and
 common equivalent shares....   187,890   176,316   176,316   176,316   176,316
                               ========  ========  ========  ========  ========

          See accompanying notes to consolidated financial statements.

            QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
           YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND THE NINE
                  MONTHS ENDED SEPTEMBER 30, 1997 (UNAUDITED)
                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                               COMMON STOCK
                          ----------------------- ADDITIONAL    TOTAL        TOTAL
                             NUMBER OF             PAID-IN   ACCUMULATED STOCKHOLDERS'
                          SHARES (NOTE 20) AMOUNT  CAPITAL     DEFICIT      EQUITY
                          ---------------- ------ ---------- ----------- -------------
BALANCES, JANUARY 1,
 1994...................    173,000,000    $1,730  $ 17,803   $ (7,454)    $ 12,079
Contribution from
 Parent.................            --        --     20,900        --        20,900
Repurchase of warrants..            --        --     (1,500)       --        (1,500)
Net loss................            --        --        --      (6,898)      (6,898)
                            -----------    ------  --------   --------     --------
BALANCES, DECEMBER 31,
 1994...................    173,000,000     1,730    37,203    (14,352)      24,581
Contribution from
 Parent.................            --        --     28,000        --        28,000
Reduction in additional
 paid-in capital
 attributable to effect
 of the tax allocation
 agreement with Parent
 (note 12)..............            --        --       (975)       --          (975)
Net loss................            --        --        --     (25,131)     (25,131)
                            -----------    ------  --------   --------     --------
BALANCES, DECEMBER 31,
 1995...................    173,000,000     1,730    64,228    (39,483)      26,475
Cancellation of income
 tax benefit receivable
 from Parent (note 12)..            --        --    (11,088)       --       (11,088)
Expenses incurred by
 Parent on Company's
 behalf (note 13).......            --        --      1,022        --         1,022
Net loss................            --        --        --      (6,967)      (6,967)
                            -----------    ------  --------   --------     --------
BALANCES, DECEMBER 31,
 1996...................    173,000,000     1,730    54,162    (46,450)       9,442
Issuance of common
 stock, net (unaudited)
 (note 18)..............     31,050,000       310   319,226        --       319,536
Issuance of common stock
 warrants (unaudited)
 (note 18)..............            --        --      2,300        --         2,300
Issuance of common stock
 for growth shares
 (unaudited) (note 15)..      2,591,532        26    35,284        --        35,310
Net income (unaudited)..            --        --        --       2,263        2,263
                            -----------    ------  --------   --------     --------
BALANCES, SEPTEMBER 30,
 1997 (UNAUDITED).......    206,641,532    $2,066  $410,972   $(44,187)    $368,851
                            ===========    ======  ========   ========     ========

          See accompanying notes to consolidated financial statements.

            QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                            NINE MONTHS ENDED
                              SEPTEMBER 30,       YEAR ENDED DECEMBER 31,
                            -------------------  ----------------------------
                              1997       1996      1996      1995      1994
                            ---------  --------  --------  --------  --------
                               (UNAUDITED)
Cash flows from operating
 activities:
  Net income (loss)........ $   2,263  $ (8,901) $ (6,967) $(25,131) $ (6,898)
  Adjustments to reconcile
   net income (loss) to net
   cash (used in) provided
   by operating activities:
    Gain on sale of
     contract rights
     (note 3)..............    (9,296)      --        --        --        --
    Gain on sale of
     telecommunications
     service agreements
     (note 4)..............       --     (6,126)   (6,126)      --        --
    Depreciation and
     amortization..........    13,114    11,890    16,245     9,994     2,364
    Deferred income tax
     expense (benefit)
     (note 12).............     2,123     4,173    (1,123)   (2,839)    6,920
    Changes in operating
     assets and
     liabilities:
      Receivables--accounts
       and notes, net......   (24,536)  (23,200)  (25,680)  (21,379)      910
      Costs and estimated
       earnings in excess
       of billings.........  (159,997)   14,706    19,138   (21,650)   (2,210)
      Accounts payable and
       accrued expenses....    59,848    (3,412)   25,381     4,339     5,795
      Payable to related
       parties, net........       --       (508)   (2,983)    1,263     1,560
      Billings in excess of
       costs and estimated
       earnings............     7,406     3,158     5,034       --       (831)
      Accrued growth share
       plan expense and
       deferred
       compensation........    33,953       --      9,290       --        --
      Other changes........    15,050    (1,120)      315    (1,232)   (4,304)
                            ---------  --------  --------  --------  --------
        Net cash (used in)
         provided by
         operating
         activities........   (60,072)   (9,340)   32,524   (56,635)    3,306
                            ---------  --------  --------  --------  --------
Cash flows from investing
 activities:
  Proceeds from sale of
   contract rights
   (note 3)................     9,000       --        --        --        --
  Proceeds from sale of
   telecommunications
   service agreements (note
   4)......................       --      4,500     4,500       --        --
  Expenditures for property
   and equipment, net......  (205,304)  (48,853)  (57,122)  (46,313)  (40,926)
  Cash paid for
   acquisitions, net of
   cash acquired...........       --        --        --    (12,545)      --
  Investments in and
   advances to
   telecommunications
   companies, net..........       --        --        --        --       (786)
                            ---------  --------  --------  --------  --------
        Net cash used in
         investing
         activities........  (196,304)  (44,353)  (52,622)  (58,858)  (41,712)
                            ---------  --------  --------  --------  --------

          See accompanying notes to consolidated financial statements.

            QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                             (AMOUNTS IN THOUSANDS)

                             NINE MONTHS ENDED
                               SEPTEMBER 30,       YEAR ENDED DECEMBER 31,
                             -------------------  ----------------------------
                               1997       1996      1996      1995      1994
                             ---------  --------  --------  --------  --------
                                (UNAUDITED)
Cash flows from financing
 activities:
  Proceeds from issuance of
   common stock, net (note
   18)...................... $ 319,536  $    --   $    --   $    --   $    --
  Proceeds from issuance of
   common stock warrants
   (note 18)................     2,300       --        --        --        --
  Borrowings of long-term
   debt.....................   328,000    51,000    65,000    62,606    25,401
  Repayments of long-term
   debt.....................  (185,858)  (14,689)  (21,322)   (2,331)     (173)
  Debt issuance costs.......    (8,638)     (459)     (112)     (591)     (190)
  Net (payments to) advances
   from Parent..............   (19,138)   20,486   (19,069)   26,256   (10,174)
  Contribution from Parent..       --        --        --     28,000    20,900
  Expenses incurred by
   Parent on Company's
   behalf (note 13).........       --        --      1,022       --        --
  Repurchase of common stock
   warrants.................       --        --        --        --     (1,500)
                             ---------  --------  --------  --------  --------
        Net cash provided by
         financing
         activities.........   436,202    56,338    25,519   113,940    34,264
                             ---------  --------  --------  --------  --------
        Net increase
         (decrease) in cash
         and cash
         equivalents........   179,826     2,645     5,421    (1,553)   (4,142)
Cash and cash equivalents,
 beginning of period........     6,905     1,484     1,484     3,037     7,179
                             ---------  --------  --------  --------  --------
Cash and cash equivalents,
 end of period.............. $ 186,731  $  4,129  $  6,905  $  1,484  $  3,037
                             =========  ========  ========  ========  ========
Supplemental disclosure of
 cash flow information:
  Cash paid for interest,
   net...................... $   4,473  $  4,786  $  8,825  $  3,972  $    128
                             =========  ========  ========  ========  ========
  Cash paid for taxes, other
   than Parent.............. $     195  $    132  $    160  $    725  $  2,232
                             =========  ========  ========  ========  ========
Supplemental disclosure of
 significant non-cash
 investing and financing
 activities:
  Capital lease obligation.. $     --   $    720  $    720  $  2,419  $    --
                             =========  ========  ========  ========  ========
  Accrued capital
   expenditures............. $  57,903  $    --   $ 28,000  $    --   $    --
                             =========  ========  ========  ========  ========
  Issuance of common stock
   in settlement of a
   portion of accrued Growth
   Share liability (note
   15)...................... $  35,310  $    --   $    --   $    --   $    --
                             =========  ========  ========  ========  ========
  Capital expenditures
   financed with equipment
   credit facility.......... $   8,125  $    --   $    --   $    --   $    --
                             =========  ========  ========  ========  ========
  Reduction in additional
   paid-in capital
   attributable to effect of
   cancellation of income
   tax benefit receivable
   from Parent.............. $     --   $    --   $ 11,088  $    --   $    --
                             =========  ========  ========  ========  ========
  Reduction in additional
   paid-in capital
   attributable to effect of
   the tax allocation
   agreement with Parent.... $     --   $    --   $    --   $    975  $    --
                             =========  ========  ========  ========  ========

          See accompanying notes to consolidated financial statements.

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1996, 1995 AND 1994
     (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) General and Business

  Qwest Communications International Inc. (the Company) was wholly-owned by Anschutz Company (the Parent) until June 27, 1997, when the Company issued common stock in an initial public offering (as described in note (18)-- Securities Offering). Subsequent to the initial public offering, the Parent owns approximately 83.7% of the outstanding common stock of the Company. The Company is the ultimate holding company for the operations of Qwest Communications Corporation and subsidiaries (Qwest) through a merger in 1996 with another wholly-owned subsidiary of the Parent. The merger was accounted for as a business combination of entities under common control using carryover basis.

  The Company is a developer and operator of telecommunications networks and facilities and operates in a single business segment, the telecommunications industry. It provides the following services within that industry:

  . Telecommunications Services--the Company provides dedicated line and switched services to interexchange carriers and competitive access providers (Carrier Services) and long distance voice, data and video services to businesses and consumers (Commercial Services).

  . Network Construction Services--the Company installs fiber optic communications systems for interexchange carriers, local telephone companies, cable television companies, competitive access providers and other communication entities, as well as for its own use.

  Qwest's principal direct and indirect subsidiaries include Qwest Transmission Inc. (QTI), Qwest Properties Inc. (QPI) and SP Servicios de Mexico S.A. de C.V. (SP Mexico). QTI owns and operates a digital microwave transmission network throughout the eastern and midwestern United States. QPI is a lessor of a telecommunications switching facility in Dallas, Texas. SP Mexico holds the rights assigned to it under construction easement agreements in Mexico (as described in note (14)--Mexico Easement Agreement).

  The accompanying audited consolidated financial statements as of December 31, 1996 and 1995 and for the years ended December 31, 1996, 1995 and 1994, and the accompanying unaudited interim consolidated financial statements as of September 30, 1997 and for the nine month periods ended September 30, 1997 and 1996 include the accounts of the Company and all majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

 (b) Telecommunications Services Revenue

  Revenue from telecommunications services is recognized monthly as the services are provided. Amounts billed in advance of the service month are recorded as deferred revenue.

 (c) Long-Term Construction Contracts

  The Company accounts for long-term construction contracts relating to the development of telecommunications networks using the percentage of completion method. Under the percentage of completion method, progress is generally measured on performance milestones relating to the contract where such milestones fairly reflect progress toward contract completion.

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)


  Network construction costs include all direct material and labor costs and those indirect costs related to contract performance. General and administrative costs are charged to expense as incurred. When necessary, the estimated loss on an uncompleted contract is expensed in the period in which it is identified. Revisions to estimated profits on contracts are recognized in the period they become known.

 (d) Cash and Cash Equivalents

  The Company classifies cash on hand and deposits in banks, including money market accounts, and any other investments with an original maturity of three months or less that the Company may hold from time to time, as cash and cash equivalents.

 (e) Property and Equipment

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the useful lives of the assets, commencing when they are available for service. Leasehold improvements are amortized over the lesser of the useful lives of the assets or the lease term. Expenditures for maintenance and repairs are expensed as incurred. Network construction costs, including interest during construction, are capitalized. Interest capitalized in the nine months ended September 30, 1997 and 1996, and in the years ended December 31, 1996, 1995 and 1994 was approximately $11.2 million, $1.6 million, $2.4 million, $1.9 million and $0.3 million, respectively.

  The useful lives of property and equipment is as follows:

      Facility and leasehold improvements............. 20-25 years or lease term
      Communications and construction equipment.......                3-10 years
      Fiber and conduit systems.......................               15-25 years
      Office equipment and furniture..................                 3-7 years
      Capital leases..................................                lease term

  While constructing network systems for customers, the Company may install additional conduit for its own use. This additional conduit is capitalized at the incremental cost of construction. Costs of the initial conduit, fiber and facilities are allocated to the customer and the Company based upon the number of fibers retained by the Company relative to the total fibers installed, or square footage in the case of facilities.

 (f) Impairment of Long-Lived Assets

  Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS 121) requires that long-lived assets be reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. This review consists of a comparison of the carrying value of the asset with the asset's expected future undiscounted cash flows without interest costs. Estimates of expected future cash flows are to represent management's best estimate based on reasonable and supportable assumptions and projections. If the expected future cash flow exceeds the carrying value of the asset, no impairment is recognized. If the carrying value of the asset exceeds the expected future cash flows, an impairment exists and is measured by the excess of the carrying value over the fair value of the asset. Any impairment provisions recognized in accordance with SFAS 121 are

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

permanent and may not be restored in the future. No impairment expense was recognized in the nine months ended September 30, 1997, or in the years ended December 31, 1996 and 1995.

 (g) Income Taxes

  The Company is included in the consolidated income tax return of the Parent, and a tax sharing agreement provides for allocation of tax liabilities and benefits to the Company, in general, as though it filed a separate return. The Company uses the asset and liability method of accounting for income taxes whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income taxes have been computed by applying the asset and liability method as if the Company were a separate taxpayer.

 (h) Intangible and Other Long-Term Assets Amortization

  Intangible and other long-term assets include debt issuance costs, deferred compensation, goodwill and acquired intangibles such as customer contracts and non-compete covenants. Such costs are amortized on a straight-line basis over a period ranging from three to fifteen years.

 (i) Net Income (Loss) Per Share

  Net income (loss) per share for the nine months ended September 30, 1997 and 1996, and for the years ended December 31, 1996, 1995 and 1994 was computed by dividing net income (loss) by the weighted average number of common shares outstanding during such periods. Common stock equivalent shares from options, warrants and common stock issuable for Growth Shares (as described in note
(15)--Growth Share Plan) are included in the computation when their effects are dilutive, except that, pursuant to Securities and Exchange Commission Staff Accounting Bulletin Number 83, Earnings Per Share Computations in an Initial Public Offering, 3,316,000 common shares issuable for Growth Shares granted during the twelve month period prior to the Company's initial public offering at prices below the anticipated public offering price were included in the calculation as if they were outstanding for all periods presented, up to the close of the initial public offering.

  The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128). SFAS 128 requires the presentation of basic earnings per share (EPS) and, for companies with potentially dilutive securities, such as convertible debt, options and warrants, diluted EPS. SFAS 128 is effective for annual and interim periods ending after December 15, 1997. The Company does not believe that the adoption of SFAS 128 will significantly affect the calculation of the Company's net loss per common share.

 (j) Management Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)


  The accompanying interim financial statements as of September 30, 1997, and for the nine months ended September 30, 1997 and 1996 are unaudited but, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of such periods. The results of operations for any interim period are not necessarily indicative of results for the full year.

 (k) Fair Value of Financial Instruments

  The carrying amounts of cash, cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term maturities of these assets and liabilities. The carrying amounts of notes and other receivables approximate fair value due to the relatively short period of time between the origination of these instruments and their expected realization. The carrying amounts of long-term debt approximate its fair value since the interest rates on substantially all of the debt are variable and reset periodically.

 (l) Reclassification

  Certain prior year amounts have been reclassified to conform with current year presentation.

(2) RELOCATION AND RESTRUCTURING

  Relocation and restructuring costs of approximately $1.6 million were recognized in the first nine months of 1996 and relate primarily to costs incurred in connection with the restructuring of the direct sales group. Such costs were substantially paid in 1996 and are included in selling, general and administrative expenses in the consolidated financial statements. Relocation and restructuring costs of approximately $2.0 million in 1994 relate primarily to costs incurred to consolidate the Company's operations in Denver, Colorado and are included in selling, general and administrative expenses.

(3) GAIN ON SALE OF CONTRACT RIGHTS

  On March 10, 1997, the Company entered into an agreement (the Termination Agreement) with an unrelated third-party (the Purchaser) to terminate certain equipment purchase and telecommunications capacity rights and options of the Company exercisable against the Purchaser, for $9.0 million (the Termination Agreement Consideration). In the first quarter of 1997, the Company received $7.0 million of the Termination Agreement Consideration in cash. The remaining consideration is payable in cash to the Company upon delivery of certain telecommunications capacity (Capacity Obligation) to the Purchaser.

  As a result of the Termination Agreement, the Company is no longer required to relocate certain terminal facilities. Accordingly, the Company has reduced its liability for such costs by approximately $0.7 million and has included the adjustment in gain on sale of contract rights.

  During the second quarter of 1997, the Company satisfied its Capacity Obligation and received the remaining $2.0 million cash consideration due under the Termination Agreement.

(4) GAIN ON SALE OF TELECOMMUNICATIONS SERVICE AGREEMENTS

  On July 1, 1996, the Company sold its right, title and interest in certain telecommunications service agreements to an unrelated third party (the Buyer) for $5.5 million. As of December 31, 1996,

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

the Company received $4.5 million of the purchase price in cash. As a result of the sale, the Company is no longer required to incur certain costs related to providing service under the agreements. Accordingly, in 1996 the Company has reduced its liability for such costs by approximately $3.9 million and has included the adjustment in gain on sale of telecommunications service agreements. Also included in the gain on sale of telecommunications service agreements is the carrying value of the related customer contracts sold of approximately $1.7 million and approximately $0.6 million of other costs incurred as a result of the sale.

  During the transition of the service agreements to the Buyer, the Company has incurred certain facilities costs on behalf of the Buyer, which are reimbursable to the Company. As of September 30, 1997 and December 31, 1996, net amounts of approximately $3.5 million and $2.0 million, respectively, is due to the Company for such costs. On March 31, 1997, the arrangement relating to transition services expired and has not yet been renegotiated. A dispute has arisen with respect to reimbursement of these costs and, as a result, the Company made a provision of $2.0 million in the first quarter of 1997. Negotiations with the Buyer are continuing. The Company believes that the net receivable balance as of September 30, 1997 is collectible.

(5) ACQUISITIONS

  On January 31, 1995, the Company purchased all of the outstanding stock of QTI and Subsidiaries (formerly Qwest Communications, Inc.) for approximately $18.8 million. The purchase was initially financed with an advance from the Parent. The Company repaid a substantial portion of this advance with the proceeds from two term notes issued in July 1995 (as described in note (11)-- Long-Term Debt). The purchase price was allocated as follows (in thousands):

      Working capital.................................................. $ 7,744
      Property and equipment...........................................  11,012
      Other............................................................      14
                                                                        -------
                                                                        $18,770
                                                                        =======

  The accompanying consolidated statements of operations include the operating results of QTI since the effective date of the acquisition. The pro forma effect of the acquisition was immaterial in 1995. The following pro forma operating results of the Company and QTI for the year ended December 31, 1994 has been prepared assuming the acquisition had been consummated as of January 1, 1994.

                                                                YEAR ENDED
                                                             DECEMBER 31, 1994
                                                           ---------------------
                                                           (IN THOUSANDS, EXCEPT
                                                             PER SHARE AMOUNT)
      Revenue.............................................        $84,865
      Net loss............................................        $ 6,643
      Loss per share......................................        $  0.04

  The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of January 1, 1994, nor is it necessarily indicative of future operating results.

  In January 1995, the Company also purchased certain assets from Fiber Systems Inc. for approximately $1.8 million.

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)


  In October 1997, Qwest and an unrelated third party consummated an agreement whereby Qwest acquired from the third party all of the issued and outstanding shares of capital stock of the third party's then wholly owned Internet Service Provider (the ISP), and the capital stock of the ISP issued at the closing of the acquisition, for $20.0 million in cash. The acquisition will be allocated to the assets and liabilities acquired based upon the estimated fair values of such assets and liabilities.

(6) NETWORK CONSTRUCTION SERVICES REVENUE AND EXPENSES

  Costs and billings on uncompleted contracts included in the accompanying consolidated financial statements are as follows (in thousands):

                                                                 DECEMBER 31,
                                                 SEPTEMBER 30, -----------------
                                                     1997        1996     1995
                                                 ------------- --------  -------
                                                  (UNAUDITED)
   Costs incurred on uncompleted contracts......   $359,338    $ 82,840  $23,339
   Estimated earnings...........................    185,032      48,853   10,610
                                                   --------    --------  -------
                                                    544,370     131,693   33,949
   Less: billings to date.......................    391,824     131,738    9,822
                                                   --------    --------  -------
                                                   $152,546    $    (45) $24,127
                                                   ========    ========  =======
   Included in the accompanying balance sheets
    under the following captions:
     Costs and estimated earnings in excess of
      billings..................................   $164,986    $  4,989  $24,127
     Billings in excess of costs and estimated
      earnings..................................    (12,440)     (5,034)     --
                                                   --------    --------  -------
                                                   $152,546    $    (45) $24,127
                                                   ========    ========  =======
   Revenue the Company expects to realize for
    work to be performed on the above
    uncompleted contracts.......................   $577,886    $328,688  $ 6,692
                                                   ========    ========  =======

  In 1996, the Company entered into agreements with unrelated third-parties whereby the Company will provide indefeasible rights of use (IRUs) in multiple fibers along base routes for a minimum purchase price of approximately $457.0 million. Under the agreements, the third-parties are entitled to require the Company to provide IRUs along optional routes, as defined, for an additional $65.0 million. One of the parties has the option to require the Company to double the number of fibers along the base route for additional consideration. These options, when combined with certain options of the Company, result in a maximum purchase price of approximately $888.0 million. One contract provides that in the event of delay or non-delivery of segments, the payments may be reduced or penalties of varying amounts may be due. The Company obtained construction performance bonds totaling $175.0 million which have been guaranteed by the Parent. As a result of activity on these contracts, the Company has recorded approximately $193.2 million and $121.0 million of network construction service revenue in the nine months ended September 30, 1997, and in the year ended December 31, 1996, respectively. Earnings relating to these contracts are estimated using allocations of the total cost of the Company's network construction project (as described in note (14)--Commitments and Contingencies).

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)


  In April 1997, certain of the options described in the previous paragraph were exercised. In April 1997, the option to double the number of fibers along the base route expired. In May 1997, a third customer entered into a contract with the Company to purchase such additional fibers. These events contributed to an increase in the purchase price to approximately $985.0 million.

(7) ACCOUNTS RECEIVABLE

  Accounts receivable consists of the following (in thousands):

                                                                DECEMBER 31,
                                                 SEPTEMBER 30, ----------------
                                                     1997       1996     1995
                                                 ------------- -------  -------
                                                  (UNAUDITED)
   Carrier services.............................    $10,847    $ 9,978  $12,634
   Commercial services..........................     14,029      5,736    3,595
   Network construction services................     39,423     13,751      111
   Transition costs (note 4)....................      3,527      1,988      --
   Interest receivable (note 8).................        654      1,289    1,088
   Other........................................        658        175       64
                                                    -------    -------  -------
                                                     69,138     32,917   17,492
   Less allowance for doubtful accounts.........     (4,419)    (3,669)  (2,621)
                                                    -------    -------  -------
   Accounts receivable, net.....................    $64,719    $29,248  $14,871
                                                    =======    =======  =======

(8) NOTES AND OTHER RECEIVABLES

  On November 16, 1994, a third party entered into a $45.0 million agreement to purchase a single conduit and fund a portion of the total cost of a multiple conduit system to be constructed by the Company. Three conduits were constructed for the Company's own use. Contract revenues from this agreement were approximately $3.1 million, $29.7 million, and $2.0 million in the years ended December 31, 1996, 1995 and 1994, respectively. The Company recognized the remaining proceeds as cost recoveries in 1996 and 1995 by reducing its cost basis in the Company-owned conduits. The Company may be required to pay up to $13.0 million to the third party in the event of the sale of the Company-owned conduits.

  Payment for installation of each route became due upon completion of the route and was payable in three equal installments. Prior to completion, interest was payable on costs incurred for route construction at 7.65%.

  In November 1995, the Company completed construction of the first route. The Company received cash payments of approximately $4.1 million representing one-third of the route's contract price, including cost recoveries, and $0.5 million representing interest earned during construction. In addition, the Company received a promissory note for approximately $8.2 million representing the remaining two-thirds of the contract price, including cost recoveries. The second installment of approximately $4.1 million was received in November 1996. The remaining note balance is due on the second anniversary of the note's issuance and accrues interest at 6.59%.

  In February 1996, the Company completed construction of the second route. The Company received cash payments of approximately $10.9 million representing one-third of the route's contract

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

price, including cost recoveries, and $1.3 million representing interest earned during construction. In addition, the Company received two promissory notes for approximately $19.7 million and $2.2 million representing the remaining two-thirds of the contract price for that route, including cost recoveries. The notes are due in two equal annual installments on the first and second anniversaries of the notes' issuance, and accrue interest at 7.31% and 6.59% during the first and second years, respectively, of the notes' term. The first installment of approximately $10.9 million was received in February 1997.

(9) PROPERTY AND EQUIPMENT

  Property and equipment consists of the following (in thousands):

                                                               DECEMBER 31,
                                               SEPTEMBER 30, ------------------
                                                   1997        1996      1995
                                               ------------- --------  --------
                                                (UNAUDITED)
   Land......................................    $    558    $    506  $    420
   Facility and leasehold improvements.......      12,761       7,951     5,040
   Communications and construction
    equipment................................      74,751      52,076    41,104
   Fiber and conduit systems.................      92,924      42,446    42,414
   Office equipment and furniture............       8,324       6,360     5,925
   Network construction and other assets held
    under capital leases (note 11)...........       3,071       3,197     2,419
   Work in progress..........................     288,710      99,915    29,618
                                                 --------    --------  --------
                                                  481,099     212,451   126,940
   Less accumulated depreciation and
    amortization.............................     (36,283)    (25,916)  (12,192)
                                                 --------    --------  --------
   Property and equipment, net...............    $444,816    $186,535  $114,748
                                                 ========    ========  ========

(10) ACCOUNTS PAYABLE AND ACCRUED EXPENSES, AND OTHER LIABILITIES

  Accounts payable and accrued expenses consists of the following (in thousands):

                                                                 DECEMBER 31,
                                                  SEPTEMBER 30, ---------------
                                                      1997       1996    1995
                                                  ------------- ------- -------
                                                   (UNAUDITED)
   Accounts payable..............................   $ 40,163    $44,766 $13,587
   Construction accounting accrual...............     66,976     18,071     --
   Capacity service obligation...................      8,971      3,658   3,719
   Property, sales and other taxes...............     28,551      3,793   2,395
   Accrued interest..............................     14,594        707     299
   Other.........................................     19,421      9,134   6,748
                                                    --------    ------- -------
   Accounts payable and accrued expenses.........   $178,676    $80,129 $26,748
                                                    ========    ======= =======

  Accounts payable as of September 30, 1997 and December 31, 1996 includes approximately $3.4 million and $37.0 million, respectively, payable for fiber purchases under the materials purchase agreement (as described in note (14)-- Network Construction Project).

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)


  Other liabilities consists of the following (in thousands):

                                                                   DECEMBER 31,
                                                    SEPTEMBER 30, --------------
                                                        1997       1996    1995
                                                    ------------- ------- ------
                                                     (UNAUDITED)
Right-of-way obligation............................    $31,295    $ 1,297 $1,513
Growth share accrual...............................     13,996      9,291    --
Telecommunications service agreement liability.....        --         --   2,914
Other..............................................      8,016      1,110  1,472
                                                       -------    ------- ------
Other liabilities..................................    $53,307    $11,698 $5,899
                                                       =======    ======= ======

(11) LONG-TERM DEBT

  Long-term debt consists of the following (in thousands):

                                                                DECEMBER 31,
                                                SEPTEMBER 30, -----------------
                                                    1997        1996     1995
                                                ------------- --------  -------
                                                 (UNAUDITED)
Senior notes...................................   $250,000    $    --   $   --
Revolving credit facility......................     10,000      60,000      --
Customer contract credit facility..............     15,000      25,918   40,418
Equipment credit facility......................      8,125         --       --
Network credit facility........................        --       27,077   29,273
Equipment loans................................        --        9,820    6,765
Term notes.....................................        --        9,416   11,100
Capital lease obligation.......................      1,423       2,010    2,187
Other..........................................        180         220      320
                                                  --------    --------  -------
  Total debt...................................    284,728     134,461   90,063
Less current portion...........................    (15,782)    (25,193) (21,270)
                                                  --------    --------  -------
Long-term debt.................................   $268,946    $109,268  $68,793
                                                  ========    ========  =======

  On March 31, 1997, the Company issued 10 7/8% Senior Notes (the Senior Notes) due 2007 having an aggregate principal amount of $250.0 million. The net proceeds of the Senior Notes were approximately $242.0 million, after deducting offering costs which are included in intangible and other long-term assets. The net proceeds were used to repay amounts due under the revolving credit facility, network credit facility, equipment loans and term notes, described below, and to fund a portion of capital expenditures required to complete construction of segments of the Network currently under construction (as described in note (14)--Commitments and Contingencies).

  Interest on the Senior Notes is payable semi-annually in arrears on April 1 and October 1 of each year, commencing October 1, 1997. The Senior Notes are subject to redemption at the option of the Company, in whole or in part, at any time on or after April 1, 2002, at specified redemption prices. In addition, prior to April 1, 2000, the Company may use the net cash proceeds from certain specified equity transactions to redeem up to 35% of the Senior Notes at specified redemption prices.

  In connection with the sale of the Senior Notes, the Company agreed to make an offer to exchange new notes, registered under the Securities Act of 1933 (the Act) and with terms identical in

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

all material respects to the Senior Notes, for the Senior Notes or, alternatively, to file a shelf registration statement under the Act with respect to the Senior Notes. In July 1997, the Company's registration statement (no. 333-30449) on Form S-4 relating to its 10 7/8% Series B Senior Notes (the Exchange Notes), having terms identical in all material respects to the Senior Notes, became effective. The Company expects to consummate an exchange of the Exchange Notes for all of the Senior Notes in the third quarter of 1997. The Company will receive no proceeds from and will recognize no profit on the exchange transaction, and no change in financial position of the Company will occur as a result of the exchange transaction if it occurs. If certain conditions to closing the exchange offer have not been satisfied within specified time periods (each a Registration Default) and a shelf registration statement has not been made effective and available for resale of the Senior Notes, additional interest will accrue at a rate per annum equal to 0.50% of the principal amount of the Senior Notes during the 90-day period immediately following the occurrence of a Registration Default and increasing in increments of 0.25% per annum up to a maximum of 2.0% per annum, at the end of each subsequent 90-day period until the Registration Default is cured.

  In August 1997, the Company completed an exchange of the Exchange Notes, registered under the Act, for all of the Senior Notes. The Exchange Notes are identical in all material respects to the originally issued Senior Notes. The Company received no proceeds from and recognized no profit on the exchange transaction, and no change in the financial condition of the Company occurred as a result of the exchange transaction.

  In April 1996, the Company entered into a $100.0 million revolving credit facility agreement (as amended in September 1996) (the Facility), the proceeds of which will be used for working capital purposes, capital expenditures and the issuance of letters of credit. The Facility provides for an initial $100.0 million three-year revolving loan commitment (the Revolver) which expires on April 2, 1999. At that time, the outstanding loan amount converts to a two-year term credit loan which matures on April 2, 2001. Quarterly mandatory payments commence on June 30, 1999, and include equal quarterly principal reductions, based on the amount of the outstanding loan at the date of conversion. Letters of credit issued under the Facility are limited to a total outstanding of $10.0 million. There were no letters of credit outstanding at December 31, 1996 and September 30, 1997. At September 30, 1997, $10.0 million was outstanding under the Facility. In October 1997, the Company repaid the outstanding balance and terminated the Facility.

  In February 1997, the Company entered into a one-year $50.0 million line of credit with a commercial bank at substantially identical terms as the $100.0 million credit facility described above. No amounts were ever drawn under this credit line, and the facility was canceled by the Company in July 1997.

  In April 1995, the Company entered into a $45.0 million customer contract credit facility agreement to finance certain construction projects undertaken at that time. The facility converted to a term loan upon completion of the construction projects in 1996 and 1995 and is now secured by notes receivable issued in connection with these construction projects (as described in note
(8)--Notes and Other Receivables). The facility bears interest at the Company's option at either (a) the higher of (i) the bank's base rate of interest, or (ii) the Federal Funds Rate plus 1/2%; or (b) LIBOR plus 9/16%. The outstanding balance at December 31, 1996 is due in installments on the anniversary dates of the completion of the projects, through February 1998.

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)


  In June 1994, the Company entered into a $27.6 million network credit facility agreement, secured by certain of the Company's fiber systems which bears interest at 4.65% above the 90-day High Grade Commercial Paper rate. All interest accrued on borrowings under this facility from June 1994 through June 1995 was added to the principal balance of the facility. Interest added as additional principal was approximately $1.4 million and $0.3 million for 1995 and 1994, respectively. From July 1995 to June 1996, interest only payments were paid on the loan balance. Monthly mandatory principal and interest payments commenced on July 31, 1996 and increase from 1.25% to 2.08% of the initial loan balance over the term of the loan, which is payable in full on July 31, 2001. Prepayments are permitted without penalty. The credit facility agreement contains financial covenants for Qwest regarding the maintenance of certain key ratios. This facility was repaid in April 1997.

  In August 1995, the Company executed two equipment loans for approximately $5.0 million in aggregate, which bear interest at LIBOR plus 2.65%, and LIBOR plus 2.55%, respectively, and are secured by certain equipment. Quarterly mandatory payments commenced on December 1, 1995, which include $250,000 principal reductions and accrued interest, with the final installment due on September 1, 2000. These loans were repaid in April 1997.

  In 1996, the Company executed three equipment loans aggregating approximately $5.0 million. The notes bear interest ranging from 8.86% to 10.15% per annum, and are secured by certain equipment. Monthly mandatory payments include monthly principal reductions ranging from approximately $20,000 to $54,000 plus accrued interest, with the final installment due August 1, 2001. These loans were repaid in May 1997.

  In December 1992, the Company executed an equipment loan for approximately $2.6 million. The loan bears interest at 4.65% above the 90-day High Grade Commercial Paper rate and is secured by certain communications equipment. Monthly mandatory payments include approximately $29,000 of principal reduction and accrued interest, with the final installment due October 2001. The loan agreement contains financial covenants for Qwest regarding the maintenance of certain key ratios. This loan was repaid in April 1997.

  In July 1995, the Company issued two term notes totaling $12.0 million, which are secured by all current and future assets of QTI and used the proceeds to repay a portion of the advance from the Parent used to purchase QTI (as described in note (5)--Acquisitions). The notes bear interest at LIBOR plus 3%, which is to be reduced as the Company meets certain covenants. Quarterly mandatory principal and interest payments commenced on September 30, 1995 and increase from 3.75% to 5.4% of the initial loan balance over the term of the loan, which is payable in full on September 30, 2000. The Company may prepay the notes without penalty. Mandatory prepayments are required within 120 days of each fiscal year end in the amount of 50% of the excess cash flow, as defined, in excess of $0.5 million, if QTI's leverage ratio is in excess of
1.75 to 1. The note agreements contain financial covenants for QTI regarding the maintenance of certain leverage and fixed charge coverage ratios. These notes were repaid in April 1997.

  In May 1997, the Company entered into a $90.0 million credit agreement (the Equipment Credit Facility) with an unrelated third-party supplier (the Supplier) of transmission electronics equipment to fund a portion of certain capital expenditures required to equip the Network currently under construction (as described in note (14)--Network Construction Project). Under the Equipment Credit Facility, the Company may borrow to purchase equipment and related engineering and installation

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

services from the Supplier up to 75% of the purchase price of such equipment and services, with the purchased equipment and related items serving as collateral for the loans. The Company is committed to purchase from the Supplier a minimum of $100.0 million of such equipment and services under a separate procurement agreement which was executed in May 1997. Principal amounts outstanding under the Equipment Credit Facility will be payable in quarterly installments commencing on June 30, 2000, with repayment in full due and payable on March 31, 2004. Borrowings will bear interest at the Company's option at either: (i) a floating base rate offered by a designated reference bank plus an applicable margin; or (ii) LIBOR plus an applicable margin. Approximately $8.1 million was outstanding on this Equipment Credit Facility as of September 30, 1997.

  Under the terms of certain loan agreements described above, at September 30, 1997 and December 31, 1996 certain assets of the Company's subsidiaries are restricted.

  The Company leases certain network construction equipment under capital lease agreements. The amortization charge applicable to capital leases is included in depreciation expense. Future minimum payments under capital lease obligations is included in contractual maturities of long-term debt summarized below.

  Contractual maturities of long-term debt as of September 30, 1997 and December 31, 1996 are as follows (in thousands):

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1997          1996
                                                      ------------- ------------
                                                       (UNAUDITED)
   Year ended December 31:
     1997............................................   $  4,242      $ 25,193
     1998............................................     11,702        21,533
     1999............................................      4,169        34,458
     2000............................................      6,432        41,430
     2001............................................      3,084        11,847
     Thereafter......................................    255,099           --
                                                        --------      --------
                                                        $284,728      $134,461
                                                        ========      ========

  In October 1997, the Company issued $555,890,000 in principal amount at maturity of Senior Discount Notes, due 2007 (the Discount Notes), generating net proceeds of approximately $342.6 million, after deducting offering costs which are included in intangible and other long-term assets. Such net proceeds will be used to fund capital expenditures for continuing construction and activation of the Network and to fund further growth in the business. The Discount Notes will accrete at a rate of 9.47% per annum, compounded semi-annually, to an aggregate principal amount of $555,890,000 by October 15, 2002. The principal amount of the Discount Notes is due and payable in full on October 15, 2007. The Discount Notes are redeemable at the Company's option, in whole or in part, at any time on or after October 15, 2002, at specified redemption prices. In addition, prior to October 15, 2000, the Company may use the net cash proceeds from certain equity transactions to redeem up to 35% of the Discount Notes at specified redemption prices. Cash interest on the Discount Notes will not accrue until October 15, 2002, and thereafter will accrue at a rate of 9.47% per annum, and will be payable semi-annually in arrears commencing on April 15, 2003 and thereafter on April 15 and October 15 (each an interest payment date) of each year. The Company has the option of commencing the accrual

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

of cash interest on an interest payment date on or after October 15, 2000, in which case the outstanding principal amount at maturity of the Discount Notes will, on such interest payment date, be reduced to the then accreted value, and cash interest will be payable on each interest payment date thereafter.

  In connection with the sale of the Discount Notes, the Company agreed to make an offer to exchange new notes, registered under the Act and with terms identical in all material respects to the Discount Notes, for the Discount Notes or, alternatively, to file a shelf registration statement under the Act with respect to the Discount Notes. If the registration statement for the exchange offer or the shelf registration statement, as applicable, are not filed or declared effective within specified time periods or, after being declared effective, cease to be effective or usable for resale of the Discount Notes during specified time periods (each a Registration Default), additional cash interest will accrue at a rate per annum equal to 0.50% of the principal amount at maturity of the Discount Notes during the 90-day period immediately following the occurrence of a Registration Default and increasing in increments of 0.25% per annum of the principal amount at maturity of the Discount Notes up to a maximum of 2.0% per annum, at the end of each subsequent 90-day period until the Registration Default is cured.

(12) INCOME TAXES

  Income tax benefit for years ended December 31, 1996, 1995 and 1994 is as follows (in thousands):

                                                           1996   1995    1994
                                                          ------ ------- ------
   Current:
     Federal............................................. $1,673 $10,497 $9,575
     State...............................................    438     --   1,132
                                                          ------ ------- ------
       Total current income tax benefit..................  2,111  10,497 10,707
                                                          ------ ------- ------
   Deferred:
     Federal.............................................  1,123   2,839 (6,720)
     State...............................................    --      --    (200)
                                                          ------ ------- ------
       Total deferred income tax benefit (expense).......  1,123   2,839 (6,920)
                                                          ------ ------- ------
       Total income tax benefit.......................... $3,234 $13,336 $3,787
                                                          ====== ======= ======

  Total income tax benefit differed from the amounts computed by applying the federal statutory income tax rate (35%) to loss before income tax benefit as a result of the following items for the years ended December 31, 1996, 1995 and 1994 (amounts in thousands):

                                                        1996    1995     1994
                                                       ------  -------  ------
   Expected income tax benefit........................ $3,570  $13,463  $3,740
   State income taxes, net of federal income tax
    benefit...........................................    279      --      281
   Goodwill and other intangible asset amortization...   (568)     (56)    (67)
   Other, net.........................................    (47)     (71)   (167)
                                                       ------  -------  ------
     Total income tax benefit......................... $3,234  $13,336  $3,787
                                                       ======  =======  ======

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)


  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1996 and 1995 are as follows (in thousands):

                                                                DECEMBER 31,
                                                               ---------------
                                                                1996     1995
                                                               -------  ------
   Current deferred tax assets (liabilities):
     Allowance for doubtful accounts.......................... $ 1,283  $  917
     Accrued liabilities......................................   7,578   3,475
                                                               -------  ------
                                                                 8,861   4,392
   Network construction contracts.............................  (2,560)    --
                                                               -------  ------
                                                               $ 6,301  $4,392
                                                               =======  ======
   Long-term deferred tax assets (liabilities):
     Deferred compensation.................................... $ 3,252  $  --
     Depreciation.............................................     961     136
     Accrued liabilities......................................      26     234
                                                               -------  ------
                                                                 4,239     370
     Intangible assets, principally due to differences in
      basis and amortization..................................    (112)   (919)
     Property and equipment...................................  (5,835)   (373)
                                                               -------  ------
                                                                (5,947) (1,292)
                                                               -------  ------
                                                               $(1,708) $ (922)
                                                               =======  ======

  The Company has analyzed the sources and expected reversal periods of its deferred tax assets. The Company believes that the tax benefits attributable to deductible temporary differences will be realized by recognition of future taxable amounts. Accordingly, the Company believes a valuation allowance for its federal deferred tax assets is not necessary.

  The Company is included in the consolidated federal income tax return of its Parent, which has a July 31 year-end for income tax purposes. A tax allocation agreement between the Company and its Parent was implemented effective November 4, 1993 which encompasses U.S. federal tax consequences. The Company is responsible to its Parent for its share of current consolidated income tax liabilities. The Parent is responsible to the Company to the extent that the Company's income tax attributes are utilized by the Parent to reduce its consolidated income tax liabilities, subject to certain limitations on net operating loss and credit carryforwards. At December 31, 1996, the income tax benefit receivable from Parent of approximately $11.1 million was canceled which resulted in a reduction of additional paid-in capital.

  The tax allocation agreement has been amended effective as of January 1, 1997 (the Effective Date). Under the amended agreement, the Company is responsible to the Parent to the extent of income taxes for which the Company and its subsidiaries would have been liable if the Company had filed a consolidated federal income tax return, giving effect to any loss or credit carryover belonging to the Company and its subsidiaries from periods after the Effective Date. The Parent would be responsible to the Company to the extent an unused loss or credit can be carried back to an earlier taxable period after the Effective Date.

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)


  In certain cases, differences may arise between amounts reported in the financial statements under generally accepted accounting principles and the amounts actually payable or receivable under the tax allocation agreement. Those differences are generally reported as adjustments to capital, as in-substance dividends. The Company recorded approximately $1.0 million in 1995 as a reduction to additional paid-in capital reflecting the difference between the current income tax benefit calculable as if the Company filed a separate income tax return and the current income tax benefit calculable under the tax allocation agreement.

(13) RELATED PARTY TRANSACTIONS

 (a) Transactions with Parent

  Advances from Parent at December 31, 1996 and 1995, which were non-interest bearing, included costs charged to the Company by the Parent and advances received from the Parent to fund operations, net of repayments.

  The Parent incurs certain costs on the Company's behalf, including primarily insurance and corporate transportation services, and allocates such costs to the Company based on actual usage. The cost to the Company for such services was approximately $3.0 million, $1.4 million, $2.1 million and $2.5 million in the nine months ended September 30, 1997 and 1996, and in the years ended December 31, 1996 and 1995, respectively, and was not material in 1994.

  Accounts receivable from (payable to) the Parent are recognized to reflect income tax benefits receivable (income taxes payable) pursuant to the tax allocation agreement between the Company and the Parent (as described in note
(12)--Income Taxes).

  In May 1997, all outstanding advances from Parent, totaling approximately $28.0 million, were repaid.

  The Company has agreed to indemnify the Parent and its subsidiaries against any costs or losses incurred by any of them as a result of their providing credit support to the Company (in the form of collateral pledges, guarantees, bonds or otherwise).

 (b) Transactions with Other Related Parties

  The Parent owned approximately 25% of Southern Pacific Rail Corporation and its subsidiaries (SPRC) at December 31, 1995. In September 1996, SPRC was acquired by Union Pacific Corporation. As a result of this transaction, the Parent owns approximately 5% of Union Pacific Corporation, and SPRC ceased to be a related party.

  The Company provides telecommunication services to SPRC and charged SPRC approximately $1.6 million, $3.6 million and $3.4 million in the years ended December 31, 1996, 1995 and 1994, respectively, for these services. Amounts due to the Company for telecommunication services totaled approximately $0.4 million at December 31, 1995. Services under these agreements can be terminated with notice.

  In certain instances the Company purchases and has made future commitments (as described in note (14)--Commitments and Contingencies) relating to right-of-way easements from SPRC and

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

utilizes specialized SPRC personnel and equipment for its construction projects. SPRC charged the Company approximately $3.5 million, $2.2 million and $0.9 million for these services in the years ended December 31, 1996, 1995 and 1994, respectively. Amounts due to SPRC for these activities totaled approximately $3.4 million at December 31, 1995.

  The Company leases its corporate office in Denver, Colorado from an affiliate of the Parent at prevailing market rates. The cost to the Company for such lease was approximately $0.9 million and $0.8 million in the nine months ended September 30, 1997 and 1996, $1.2 million and $1.0 million in the years ended December 31, 1996 and 1995, respectively, and was not material in 1994.

 (c) Expenses Incurred by Parent on Company's Behalf

  On November 11, 1996, the former president and chief executive of the Company resigned his position. Upon his resignation, the Parent forgave a note receivable from him in the amount of approximately $1.0 million. This charge was allocated to the Company in 1996 and is included in selling, general and administrative expenses and additional paid-in capital in the Company's consolidated financial statements.

(14) COMMITMENTS AND CONTINGENCIES

 (a) Network Construction Project

  In 1996, the Company commenced construction of a coast-to-coast fiber optic telecommunications network (the Network) that is scheduled for completion in 1998. The Company projects its total remaining cost at December 31, 1996 for completing the construction of the Network will be approximately $765.0 million. This amount includes the Company's commitment to purchase a minimum quantity of materials for approximately $257.0 million in the year ended December 31, 1997, subject to quality and performance specifications. The Company has the option to extend the materials purchase agreement through December 31, 1999 and may assign some or all of its remaining purchase commitment to a third-party or cancel the agreement by paying the seller an amount equal to 7% of any remaining commitment. The Company has contracted to provide a portion of the fibers in the Network to a third party and has granted an option for additional fibers in the Network (as described in note
(6)--Network Construction Services Revenue and Expenses).

  In April 1997, certain options were exercised, and in May 1997 an option to double the number of fibers along the base route of the Network was renegotiated and a third customer entered into a contract with the Company to purchase such additional fibers (as described in note (6)--Network Construction Services Revenue and Expenses). As a result of these events, the Company projects its total remaining cost at September 30, 1997 for completing the construction of the Network will be approximately $1.2 billion. This includes the Company's remaining commitment to purchase a minimum quantity of materials for approximately $200.5 million as of September 30, 1997.

 (b) Leases and Telecommunications Service Commitments

  The Company leases certain terminal locations and office space under operating lease agreements and has committed to use certain telecommunications capacity services. Future minimum payments under noncancelable operating lease and service commitments as of December 31, 1996 and September 30, 1997 are as follows (in thousands):

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)


  As of December 31, 1996

                                                   CAPACITY
                                                    SERVICE   OPERATING
                                                  COMMITMENTS  LEASES    TOTAL
                                                  ----------- --------- -------
      Year ended December 31:
        1997.....................................   $3,250     $ 4,213  $ 7,463
        1998.....................................    3,000       3,327    6,327
        1999.....................................      --        2,404    2,404
        2000.....................................      --        1,410    1,410
        2001.....................................      --          556      556
        Thereafter...............................      --          828      828
                                                    ------     -------  -------
          Total minimum payments.................   $6,250     $12,738  $18,988
                                                    ======     =======  =======

  As of September 30, 1997 (unaudited)

                                                   CAPACITY
                                                    SERVICE   OPERATING
                                                  COMMITMENTS  LEASES    TOTAL
                                                  ----------- --------- -------
      Year ended December 31:
        1997.....................................   $  827     $ 1,251  $ 2,078
        1998.....................................    3,077       3,392    6,469
        1999.....................................      250       2,592    2,842
        2000.....................................      --        1,410    1,410
        2001.....................................      --          581      581
        Thereafter...............................      --        3,069    3,069
                                                    ------     -------  -------
          Total minimum payments.................   $4,154     $12,295  $16,449
                                                    ======     =======  =======

  Capacity service expenses are included in telecommunications service costs. Amounts expensed in the nine months ended September 30, 1997 and 1996, and in the years ended December 31, 1996, 1995 and 1994 were approximately $5.6 million, $18.6 million, $19.0 million, $19.6 million and $17.2 million, respectively.

  Amounts expensed in the nine months ended September 30, 1997 and 1996, and in the years ended December 31, 1996, 1995 and 1994 related to operating leases were approximately $4.3 million, $3.5 million, $5.0 million, $4.6 million, and $3.1 million, respectively.

 (c) Easement Agreements

  The Company has Master Easement Agreements (the Original Agreements) with SPRC and its affiliated railroads which provide for payment of specified amounts based on miles of conduit used by the Company or sold to third parties. The Company has the option under the Original Agreements to either make annual payments for the term of the easement or to make lump sum payments at a discount. The Company has made annual payments through 1996 and retains the option to make the discounted lump sum payments in the future.

  The Original Agreement was amended effective August 20, 1996 (the Agreement Amendment). The Agreement Amendment grants the Company the right to install up to approximately 3,300 miles of new conduit in specified SPRC rail corridor, through August 9, 2001. The Company is required to

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

construct a minimum of two conduits on a minimum of 1,200 route miles, as follows: (i) 400 miles on or before August 9, 1997; (ii) 400 additional miles on or before August 9, 1998; and (iii) 400 additional miles on or before August 9, 1999. In addition, the Company is required to provide SPRC with limited communications capacity as defined, for its own internal use.

  The Agreement Amendment requires the Company in some instances, as defined, to make lump-sum payments on a per-mile basis upon completion of conduit construction, or within two years of the creation of the related easement area. In other instances, as defined, the Company is required to make lump-sum payments on a per-mile basis when the related conduit is placed in service.

  In February 1997, the Company entered into a right-of-way agreement with an unrelated third party which provides for advance payment of $1.9 million for the initial five-year period of the agreement and $1.9 million in advance of each subsequent five-year period during the remainder of the 25-year term of the agreement.

  In July 1997, the Company entered into a 25-year right-of-way agreement with an unrelated third party that allows the Company to construct and operate a fiber optic network over up to approximately 1,000 route miles along such right-of-way. The agreement provides for annual payments of approximately $2,500 per route mile based upon the number of miles used by the Company.

  In October 1997, the Company entered into a perpetual right-of-way agreement with an unrelated third party that allows the Company to install conduit in up to approximately 300 route miles along such right-of-way. The agreement provides for a total payment in advance of approximately $4.9 million, which was paid by the Company in October 1997.

  In October 1997, the Company entered into a 25-year right-of-way agreement with an unrelated third party that allows the Company to construct and operate a fiber optic network over up to approximately 370 route miles along such right-of-way. The agreement provides for advance annual payments of approximately $4,500 per route mile.

  In addition to the above, the Company has easement agreements with other railroads and certain public transportation authorities. The Company's estimate of amounts payable under all noncancelable easement agreements, assuming the Company continues to make annual payments pursuant to the Original Agreement, totals approximately $81.0 million and approximately $82.0 million at September 30, 1997 and December 31, 1996, respectively. The Company's estimate of the amounts payable under all noncancelable easement agreements, assuming the Company exercises its option to make discounted lump-sum payments pursuant to the Original and Amended Agreement as of December 31, 1996 and September 30, 1997 are as follows (in thousands):

  As of December 31, 1996

      Year ended December 31:
        1997............................................................ $15,048
        1998............................................................     140
        1999............................................................     101
        2000............................................................     610
        2001............................................................   1,194
        Thereafter......................................................   2,170
                                                                         -------
                                                                         $19,263
                                                                         =======

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)


  As of September 30, 1997 (unaudited)

      Year ended December 31:
        1997............................................................ $21,818
        1998............................................................     171
        1999............................................................     133
        2000............................................................     643
        2001............................................................   1,227
        Thereafter......................................................   3,180
                                                                         -------
                                                                         $27,172
                                                                         =======

  In certain limited instances the Company may be obligated to pay costs of relocating certain conduits owned by third-parties on approximately 500 miles of railroad rights-of-way. The majority of such commitments expire in February 2001. The Company accrues for such costs as they are identified. In the first quarter of 1997, the Company accrued approximately $2.5 million for such costs, which amount is included in accounts payable and accrued expenses in the consolidated financial statements.

  The amounts charged to network construction costs for sub-easements sold and other right-of-way costs associated with sales to third parties under the Original and Amended Agreement for the nine months ended September 30, 1997 and 1996, and for years ended December 31, 1996, 1995 and 1994 were approximately $15.4 million, $4.3 million, $2.6 million, $3.0 million and $2.7 million, respectively. Amounts charged to selling, general and administrative expenses for easements retained by the Company were approximately $2.0 million and $3.1 million in the nine months ended September 30, 1997 and 1996, respectively, $3.5 million in year ended December 31, 1996 and was not material in 1995 and 1994.

 (d) Mexico Easement Agreement

  In December 1995, the Company entered into an agreement (as amended January
1997) with Ferrocarriles Nacionales de Mexico, granting the Company easements for the construction of multiple conduit systems along railroad rights-of-way within Mexico, for consideration of approximately $7.7 million, including $1.1 million in value-added taxes. The Company has capitalized total costs, including rights-of-way, equipment, construction and design costs, relating to this investment of approximately $13.0 million as of December 31, 1996.

  In July 1997, the Company entered into an agreement with an unrelated third party whereby the Company will receive (i) four dark fibers along a 2,270 kilometer route to be constructed in Mexico (the Mexico Network) by the third party, and (ii) certain construction inventory and value-added tax refunds, totaling approximately $2.9 million. In exchange for these assets, the third party will receive the stock of the Company's subsidiary, SP Servicios de Mexico S.A. de C.V. (SPS), and approximately $6.7 million in cash. Upon completion of the Mexico Network and the extension of the Qwest Network to the Mexican border, the Qwest Network will be linked to Mexico City, Mexico.

 (e) Executive Employment Agreement

  In January 1997, the Company entered into an employment agreement (the Agreement) with its new president and chief executive officer (the Executive), effective through the close of business

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

December 31, 2001, unless terminated earlier by either party. The Agreement provides for annual salary and bonuses of specific amounts, as well as an approximately $10.7 million payment (the Equalization Payment) to the Executive to compensate him for certain benefits from his former employer that he may lose or forfeit as a result of his resignation and commencement of employment with the Company. Such payment is subject to reduction in the event the Executive retains or receives a substitute payment for any of the benefits he expected to forfeit.

  The Equalization Payment is payable in cash in three installments. The first installment of approximately $7.2 million paid in January 1997. The remaining two installments of approximately $1.5 million and $2.0 million are payable on January 1, 1998 and 1999, respectively, with accrued interest thereon at the rate of 5% per annum. The Company is amortizing the cost of the Equalization Payment on a straight-line basis through December 31, 1999. At September 30, 1997, $3.6 million of such costs is included in other current assets, and $4.5 million is included in intangible and other long-term assets.

  Under the Agreement, the Executive is required to repay to the Company a portion of the Equalization Payment previously paid in the event the Executive is terminated for cause on or before December 31, 1999.

(15) GROWTH SHARE PLAN

  The Company has a Growth Share Plan (the Plan) for certain of its employees and directors. A "Growth Share" is a unit of value based on the increase in value of the Company over specified measuring period. All Growth Share grants made through September 1997 have generally been made based on a beginning Company value that was greater than or equal to the fair value of the Company at the grant date. The total number of Growth Shares is set at 10 million and the maximum number presently available for grant under the Plan is 850,000. Growth Shares granted under the Plan vest at the rate of 20% for each full year of service completed after the grant date subject to risk of forfeiture. Participants receive their vested portion of the increase in value of the Growth Shares upon a triggering event, as defined, which includes the end of a Growth Share performance cycle. Settlement is made in common stock or cash at the Company's option, except that settlement of Growth Shares granted under the October 1996 Plan is to be made, after an initial public offering, only in common stock. Certain participants vest fully upon completion of an initial public offering by the Company.

  Compensation under the Growth Share Plan is measured, pursuant to Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, by the increase in the value of outstanding Growth Shares at each balance sheet date. Such compensation is amortized to expense over the vesting period for each Growth Share award. Certain triggering events, consisting of an initial public offering for awards made prior to October 1996 and a change in control of the Company, cause immediate vesting of related Growth Share awards and result in accelerated expense recognition of all unamortized compensation for such awards. Had the Company accounted for its stock-based compensation pursuant to the fair value method in Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, the amount of compensation would not have been materially different from what has been reflected in the accompanying consolidated financial statements.

  The Company has estimated an increase in value of the Growth Shares at December 31, 1996 due to the signing of an agreement to provide an indefeasible right of use to a third-party (as described

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

in note (6)--Network Construction Services Revenue and Expenses) and has recorded approximately $13.1 million of additional compensation expense in 1996, approximately $9.0 million of which is payable subsequent to December 31, 1997. Such expense is included in selling, general and administrative expenses in the consolidated financial statements. No expense was recognized in the accompanying consolidated financial statements for the years ended December 31, 1995 and 1994, as there were no significant compensatory elements in those periods.

  The Company has recorded approximately $69.3 million of additional compensation expense in the nine months ended September 30, 1997 relating to the Growth Share Plan. Upon completion of the common stock offering in June 1997, certain Growth Shares vested in full, which resulted in substantial compensation expense under the Growth Share Plan in the second quarter of 1997, and the issuance in July 1997 of 2,591,532 shares of Common Stock, which were net of amounts related to tax withholdings, in settlement of the accrued liability related to these Growth Shares. Effective with the initial public offering, all holders of Growth Shares not vested by virtue of the initial public offering have been granted nonqualified stock options under the Company's Equity Incentive Plan (as described in note (19)--Equity Incentive
Plan), and the value of these Growth Shares has been capped based upon the initial public offering price of $11.00 per share. Compensation expense relating to these nonvested Growth Shares will be recognized over the remaining approximately four-year vesting period and is estimated to be up to approximately $27.7 million in total. The Company does not anticipate any future grants under the Growth Share Plan. The following table summarizes Growth Share grants and Growth Shares outstanding:

                                                       OUTSTANDING GROWTH SHARES
                                                       -------------------------
December 31, 1993.....................................          174,000
 1994 grants..........................................          502,000
                                                               --------
December 31, 1994.....................................          676,000
 1995 grants..........................................           11,000
 1995 forfeitures.....................................           (8,500)
                                                               --------
December 31, 1995.....................................          678,500
 1996 grants..........................................           67,500
 1996 forfeitures and settlements.....................         (470,600)
                                                               --------
December 31, 1996.....................................          275,400
 1997 grants..........................................          358,050
 1997 settlements.....................................         (253,950)
                                                               --------
September 30, 1997....................................          379,500
                                                               ========

(16) SAVINGS PLAN

  The Company sponsors a 401(k) Savings Plan which permits employees to make contributions to the Savings Plan on a pre-tax salary reduction basis in accordance with the Internal Revenue Code. All full-time employees are eligible to participate after one year of service. The Company contributes a base percentage and matches a portion of the voluntary employee contributions. The cost of this savings plan charged to expenses was approximately $.6 million, $0.5 million, $0.7 million, $0.4 million and $0.3 million in the nine months ended September 30, 1997 and 1996, and in years ended December 31, 1996, 1995 and 1994, respectively.

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)


(17) SIGNIFICANT CUSTOMERS

  During the nine months ended September 30, 1997, and years ended December 31, 1996, 1995 and 1994, two or more customers, in aggregate, have accounted for 10% or more of the Company's total revenues in one or more periods, as follows:

                                             CUSTOMER CUSTOMER CUSTOMER CUSTOMER
                                                A        B        C        D
                                             -------- -------- -------- --------
      1997..................................   6.3%    33.4%    36.9%      .9%
      1996..................................  27.8%    26.3%     --       4.0%
      1995..................................   6.8%     --       --      35.4%
      1994..................................  18.0%     --       --       5.9%

(18) SECURITIES OFFERING

  In April 1997, the Company filed a registration statement with the Securities and Exchange Commission for an initial public offering (the Offering) of 27 million shares of Common Stock. On May 23, 1997, the Board of Directors approved a change in the Company's capital stock to authorize 400 million shares of $.01 par value Common Stocks, of which 20 million shares are reserved for issuance under the Equity Incentive Plan (as described below), 4 million shares are reserved for issuance under the Growth Share Plan, and 8.6 million shares are reserved for issuance upon exercise of warrants (as described below), and 25 million shares of $.01 par value Preferred Stock. On May 23, 1997, the Board of Directors declared a stock dividend to the existing stockholder of 172,980,000 shares of Common Stock, which is payable immediately prior to the effectiveness of the registration statement. This dividend is accounted for as a stock split. All shares and per share information included in the accompanying consolidated financial statements has been adjusted to give retroactive effect to the change in capitalization.

  On May 23, 1997, the Board of Directors and the stockholder of the Company approved an Equity Incentive Plan. Under this plan, stock options stock appreciation rights, restricted stock awards, stock units and other stock grants may be granted (with respect to up to 20 million shares of Common Stock) to eligible participants who significantly contribute to the Company's growth and profitability.

  Effective May 23, 1997, the Company sold to an affiliate of the Parent for $2.3 million in cash, a warrant to acquire 8.6 million shares of Common Stock at an exercise price of $14 per share, exercisable on May 23, 2000. The warrant is not transferable. Stock issued upon exercise of the warrant will be subject to restriction on sale or transfer for two years after exercise.

  The Company completed the initial public offering of 31,050,000 shares of Common Stock (including the over allotment option of 4,050,000 Common Shares) on June 27, 1997, raising net proceeds of approximately $319.5 million.

(19) EQUITY INCENTIVE PLAN

  Effective June 23, 1997, the Company adopted the Qwest Communications International Inc. Equity Incentive Plan (the Equity Incentive Plan). This plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, stock units and other stock grants to key employees of the Company and affiliated companies and key consultants to the Company and affiliated companies who are responsible for the Company's growth and profitability. A

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

maximum of 20 million shares of Common Stock may be subject to awards under the Equity Incentive Plan. The Company's Compensation Committee (the Committee) determines the exercise price for each option; however, incentive stock options must have an exercise price that is at least equal to the fair market value of the Common Stock on the date the option is granted, subject to certain restrictions. All awards granted under the Equity Incentive Plan will immediately vest upon any change in control of the Company, as defined, unless provided otherwise by the Committee at the time of grant. All outstanding options will automatically terminate upon the occurrence of certain merger and reorganization transactions and appropriate notice by the Company to all option holders, as defined.

  For the nine months ended September 30, 1997, the Company granted options to purchase a total of 11,601,000 shares of Common Stock of the Company. The options are exercisable over five years from the date of grant and have a weighted average exercise price of approximately $14.00 per share.

(20) STOCK SPLIT

  On January 20, 1998, the Board of Directors declared a stock dividend of one share for every share outstanding to stockholders of record as of February 2, 1998, to be distributed on February 24, 1998. This dividend is accounted for as a two for one stock split. All share and per share information included in the consolidated financial statements and the notes hereto have been adjusted to give retroactive effect to the change in capitalization.

                                SUPERNET, INC.

                          FINANCIAL STATEMENTS AS OF
                                 JUNE 30, 1997
                  TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of SuperNet, Inc.:

  We have audited the accompanying balance sheet of SuperNet, Inc. as of June 30, 1997 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SuperNet, Inc. as of June 30, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                                          Dollinger Smith & Co.

Englewood, Colorado
September 26, 1997

                                 SUPERNET, INC.

                                 BALANCE SHEET

                   AS OF JUNE 30, 1997 AND SEPTEMBER 30, 1997

                                                     SEPTEMBER 30,  JUNE 30,
                                                         1997         1997
                                                     ------------- -----------
                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash..............................................  $    38,058  $    29,536
  Accounts receivable, net of allowance for doubtful
   accounts of $93,317 and $81,117 as of September
   30, 1997 and June 30, 1997, respectively.........      625,854      734,392
  Prepaid expenses..................................      116,009       76,239
  Current portion of deferred tax asset, less
   valuation allowance of $1,294,285 and $1,257,965
   as of September 30, 1997 and June 30, 1997,
   respectively (note 3)............................      324,662      324,662
                                                      -----------  -----------
    Total current assets............................    1,104,583    1,164,829
                                                      -----------  -----------
Property and equipment:
  Equipment.........................................    3,304,007    3,254,534
  Equipment under capital leases (note 5)...........    1,158,119    1,066,785
  Computer software.................................       91,113       91,113
  Office furniture..................................      112,590      112,590
  Leasehold improvements............................      202,523      202,523
                                                      -----------  -----------
    Total property and equipment....................    4,868,352    4,727,545
Less accumulated depreciation and amortization......    1,940,520    1,733,029
                                                      -----------  -----------
Net Property And Equipment..........................    2,927,832    2,994,516
                                                      -----------  -----------
    Total assets....................................  $ 4,032,415  $ 4,159,345
                                                      ===========  ===========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable..................................  $   816,965  $ 1,158,951
  Accrued liabilities (note 11).....................      497,379      454,379
  Bank line of credit (note 6)......................      600,000      600,000
  Current portion of long-term obligations (note
   4)...............................................      306,114      303,139
  Deferred revenue..................................      461,856      329,318
                                                      -----------  -----------
    Total current liabilities.......................    2,682,314    2,845,787
                                                      -----------  -----------
Long-term liabilities:
  Long-term obligations (note 4)....................      453,904      448,697
  Deferred tax liability (note 3)...................       45,408       45,408
                                                      -----------  -----------
    Total long-term liabilities.....................      499,312      494,105
                                                      -----------  -----------
Commitments (note 10)
Stockholder's equity:
  Common stock, $.01 par, 10,000,000 shares
   authorized, 100,000 shares issued and
   outstanding......................................        1,000        1,000
  Additional paid-in capital........................    4,513,600    4,418,020
  Retained earnings (deficit).......................   (3,663,811)  (3,599,567)
                                                      -----------  -----------
    Total stockholder's equity......................      850,789      819,453
                                                      -----------  -----------
    Total liabilities and stockholder's equity......  $ 4,032,415  $ 4,159,345
                                                      ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                                 SUPERNET, INC.

                            STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED JUNE 30, 1997 AND
               THE THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

                                             THREE MONTHS ENDED
                                                SEPTEMBER 30,      YEAR ENDED
                                            ----------------------  JUNE 30,
                                               1997        1996       1997
                                            ----------  ---------- -----------
                                                 (UNAUDITED)
Revenues:
  Dialing fees for services................ $  634,545  $  590,381 $ 2,485,160
  Dedicated service subscriptions..........    733,054     468,173   2,299,732
  Internet information services............    354,870     526,681   1,735,390
  Other income.............................        --          --       59,474
                                            ----------  ---------- -----------
    Total revenues.........................  1,722,469   1,585,235   6,579,756
                                            ----------  ---------- -----------
Operating costs and expenses:
  Cost of revenues.........................    327,928     278,978   1,270,442
  Selling..................................    198,761     253,993     769,143
  Technical service........................    490,275     483,700   2,150,575
  General and administrative...............    414,156     309,833   1,681,533
  Depreciation and amortization............    207,491     146,216     690,236
  Stock option plan (note 7)...............     95,580         --    3,744,958
                                            ----------  ---------- -----------
    Total operating costs and expenses.....  1,734,191   1,472,720  10,306,887
                                            ----------  ---------- -----------
    Net (loss) income from operations......    (11,722)    112,515  (3,727,131)
  Interest expense (notes 4 and 6).........     33,315      29,647     119,411
                                            ----------  ---------- -----------
    Net (loss) income before income taxes..    (45,037)     82,868  (3,846,542)
Income taxes (benefit).....................     19,207      31,490    (203,808)
                                            ----------  ---------- -----------
    Net (loss) income...................... $  (64,244) $   51,378 $(3,642,734)
                                            ==========  ========== ===========
(Loss) earnings per share.................. $     (.64) $      .44 $    (36.43)
                                            ==========  ========== ===========
Weighted average common and common equiva-
 lent shares...............................    100,000     116,260     100,000
                                            ==========  ========== ===========

    The accompanying notes are an integral part of the financial statements.

                                 SUPERNET, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 1997, AND THE THREE MONTHS ENDED SEPTEMBER 30, 1997

                            COMMON STOCK  ADDITIONAL  RETAINED        TOTAL
                           --------------  PAID-IN    EARNINGS    STOCKHOLDER'S
                           SHARES  AMOUNT  CAPITAL    (DEFICIT)      EQUITY
                           ------- ------ ---------- -----------  -------------
BALANCE, JUNE 30, 1996.... 100,000 $1,000 $  573,062 $    43,167   $   617,229
Increase in additional
 paid-in capital
 attributable to issuance
 of stock options (note
 7).......................                 3,844,958                 3,844,958
Net (loss)................                            (3,642,734)   (3,642,734)
                           ------- ------ ---------- -----------   -----------
BALANCE, JUNE 30, 1997.... 100,000 $1,000 $4,418,020 $(3,599,567)  $   819,453
Increase in additional
 paid-in capital
 attributable to issuance
 of stock options
 (unaudited)..............                    95,580                    95,580
Net loss (unaudited)......                               (64,244)      (64,244)
                           ------- ------ ---------- -----------   -----------
BALANCE, SEPTEMBER 30,
 1997 (UNAUDITED)......... 100,000 $1,000 $4,513,600 $(3,663,811)  $   850,789
                           ======= ====== ========== ===========   ===========


    The accompanying notes are an integral part of the financial statements.

                                 SUPERNET, INC.

                            STATEMENT OF CASH FLOWS

                     FOR THE YEAR ENDED JUNE 30, 1997, AND
               THE THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

                                             THREE MONTHS ENDED
                                                SEPTEMBER 30,      YEAR ENDED
                                             --------------------   JUNE 30,
                                               1997       1996        1997
                                             ---------  ---------  -----------
                                                 (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)......................... $ (64,244) $  51,378  $(3,642,734)
  Adjustments to reconcile net income (loss)
   to cash provided by (used in) operating
   activities:
    Stock option plan expense...............    95,580        --     3,744,958
    Depreciation and amortization...........   207,491    146,216      690,236
    Changes in operating assets and
     liabilities--
      Decrease (increase) in accounts
       receivable...........................   108,538   (116,075)    (138,642)
      (Increase) decrease in prepaid
       expenses.............................   (39,770)   (24,863)     (23,357)
      (Increase) in deferred tax assets.....       --         --      (239,167)
      (Decrease) increase in accounts
       payable and accrued liabilities......  (298,986)  (334,318)     810,383
      Increase (decrease) in bank overdrafts
       liability............................       --     219,441     (130,223)
      Increase in deferred tax liability....       --         --         2,144
      Increase (decrease) in deferred
       revenue..............................   132,538    (86,716)      14,213
                                             ---------  ---------  -----------
        Net cash provided by (used in)
         operating activities...............   141,147   (144,937)   1,087,811
                                             ---------  ---------  -----------
Cash flows from investing activities:
  Acquisitions of property and equipment....  (140,807)  (254,740)  (1,554,573)
                                             ---------  ---------  -----------
        Net cash used in investing
         activities.........................  (140,807)  (254,740)  (1,554,573)
                                             ---------  ---------  -----------
Cash flows from financing activities:
  Borrowings under bank line of credit......       --     225,000      575,000
  Payments on line of credit................       --         --      (275,000)
  Equipment purchased under capital leases..    91,334    238,934      475,821
  Principal payments on capital lease
   obligations..............................   (83,152)   (64,648)    (279,914)
                                             ---------  ---------  -----------
        Net cash provided by financing
         activities.........................     8,182    399,286      495,907
                                             ---------  ---------  -----------
        Net increase in cash................     8,522       (391)      29,145
Cash, beginning of year.....................    29,536        391          391
                                             ---------  ---------  -----------
Cash, end of year........................... $  38,058  $     --   $    29,536
                                             =========  =========  ===========
Supplemental Cash Flow Information:
  Interest paid............................. $  33,315  $  29,647  $   119,411
                                             =========  =========  ===========
  Income taxes paid......................... $     --   $     --   $       --
                                             =========  =========  ===========

  In fiscal year ended June 30, 1997, the $100,000 liability for the Company's Stock Appreciation Rights Plan was eliminated upon the adoption of the Company's Stock Option Plan (Note 7).

    The accompanying notes are an integral part of the financial statements.

                                SUPERNET, INC.

                         NOTES TO FINANCIAL STATEMENTS

                       FOR THE YEAR ENDED JUNE 30, 1997
     (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE THREE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

(1) NATURE OF ORGANIZATION

  SuperNet, Inc. (the "Company") is engaged in providing a comprehensive range of Internet access options, applications and consulting services to businesses and individuals. The Company is a wholly owned subsidiary of NewSuperNet ("NSN"). NSN is a not-for-profit entity and the Company is a for-profit corporation organized under the laws of the State of Colorado. The accompanying financial statements pertain only to the operations of the Company. The majority of the Company's revenues are derived from business and individual Internet access service. The majority of the Company's clients are located in Colorado.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis Of Accounting

  The financial statements of the Company have been prepared on the accrual basis.

 Property And Equipment

  Property and equipment is stated at cost and depreciated over the following estimated useful lives using the straight-line method:

                                                                     ESTIMATED
                                                                    USEFUL LIVES
                                                                    ------------
      Equipment....................................................    5 years
      Equipment under capital leases...............................    5 years
      Computer software............................................  3-5 years
      Office furniture.............................................    7 years
      Leasehold improvements.......................................    7 years

  Expenditures for maintenance, repairs and minor replacements are charged to operations, and expenditures for major replacements and betterments are capitalized.

 Revenue Recognition

  Dedicated service subscriptions are recognized ratably over the term of the membership period. Other revenue is recognized as earned. As of June 30, 1997, the Company recorded deferred revenue which represents funds collected during the fiscal year that will be earned in subsequent years. Deferred revenue consisted of dedicated service subscriptions, Internet information services and dialin fees for services as of June 30, 1997.

 Use Of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

                                SUPERNET, INC.

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
         THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)


(3) DEFERRED TAXES

  Under Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting For Income Taxes, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets (liabilities) as of June 30, 1997 are as follows:

      Deferred tax assets:
        Bad debt allowance........................................ $    30,338
        Accrued vacation..........................................      15,165
        Accrued compensation......................................      56,100
        Other accrued costs.......................................      43,010
        Accrued stock option plan costs...........................   1,438,014
                                                                   -----------
          Total deferred tax assets, current......................   1,582,627
          Less: valuation allowance...............................  (1,257,965)
                                                                   -----------
          Net deferred tax assets................................. $   324,662
                                                                   ===========
      Deferred tax liability:
        Accelerated depreciation..................................     (45,408)
                                                                   -----------
          Total deferred tax liability, non-current............... $   (45,408)
                                                                   ===========

  Management currently believes that it is more likely than not that the Company will be unable to generate sufficient taxable income to realize the entire tax benefit associated with future deductible temporary tax differences prior to their expiration. This belief is based upon, among other factors, historical operations, average taxable income since inception and industry conditions. If the Company is unable to generate taxable income in the future, increases in the valuation allowance may be required through a charge to expense. However, if the Company achieves sufficient profitability in the future to utilize a greater portion of the deferred tax asset, the valuation allowance may be reduced through a credit to income.

                                 SUPERNET, INC.

               (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
          THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)


(4) LONG-TERM OBLIGATIONS

                                                         SEPTEMBER 30, JUNE 30,
                                                             1997        1997
                                                         ------------- --------
                                                          (UNAUDITED)
Due in monthly installments of principal and interest
 of $5,257 through July 1997, interest rate of 8.82%,
 secured by equipment..................................    $    --     $  5,213
Due in monthly installments of principal and interest
 of $2,594 through July 1999, interest rate of 9.37%,
 secured by equipment..................................      52,245      58,702
Due in monthly installments of principal and interest
 of $1,610 through January 1998, interest rate of
 12.00%, secured by software...........................       6,282      10,832
Due in monthly installments of principal and interest
 of $5,384 through January 1999, with a balloon payment
 of $62,538 in February 1999, interest rate of 8.36%,
 secured by equipment..................................     137,816     151,015
Due in monthly installments of principal and interest
 of $2,284 through February 1999, interest rate of
 8.54%, secured by equipment...........................      36,711      42,613
Due in monthly installments of principal and interest
 of $6,121 through April 1999, interest rate of 9.28%,
 secured by equipment..................................     112,166     127,906
Due in monthly installments of principal and interest
 of $1,707 through May 2000, interest rate of 9.89%,
 secured by equipment..................................      47,825      51,697
Due in monthly installments of principal and interest
 of $2,266 through January 2000, interest rate of
 9.49%, secured by equipment...........................      56,711      62,077
Due in monthly installments of principal and interest
 of $5,003 through August 1999, interest rate of 9.62%,
 secured by equipment..................................     104,711     117,005
Due in monthly installments of principal and interest
 of $3,463 through June 2001, with a balloon payment of
 $6,568 in July 2001, interest rate of 10.55%, secured
 by equipment..........................................     117,123     124,776
Due in monthly installments of principal and interest
 of $951 through July 2000, interest rate of 9.60%,
 secured by equipment..................................      28,437         --
Due in monthly installments of principal and interest
 of $484 through August 2000, interest rate of 9.75%,
 secured by equipment..................................      14,815         --
Due in monthly installments of principal and interest
 of $1,494 through August 2000, interest rate of
 10.65%, secured by equipment..........................      45,176         --
                                                           --------    --------
  Total obligations....................................     760,018     751,836
Less current portion...................................     306,114     303,139
                                                           --------    --------
  Total long-term obligations..........................    $453,904    $448,697
                                                           ========    ========

  Future annual maturities of long-term obligations outstanding as of June 30, 1997, are as follows:

                                                                      YEAR ENDED
                                                        SEPTEMBER 30,  JUNE 30,
                                                            1997         1997
                                                        ------------- ----------
                                                         (UNAUDITED)
1998...................................................   $244,821     $303,139
1999...................................................    360,754      331,185
2000...................................................    111,747       80,337
2001...................................................     42,696       37,175
                                                          --------     --------
  Total obligations....................................    760,018      751,836
Less current portion...................................    306,114      303,139
                                                          --------     --------
  Total long-term portion..............................   $453,904     $448,697
                                                          ========     ========

                                SUPERNET, INC.

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
         THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)


(5) EQUIPMENT UNDER CAPITAL LEASES

  Amounts under capital leases, which are included in property and equipment, are as follows:

                                                       SEPTEMBER 30,  JUNE 30,
                                                           1997         1997
                                                       ------------- ----------
                                                        (UNAUDITED)
   Equipment under capital leases.....................  $1,158,119   $1,066,785
   Less accumulated amortization......................    (382,828)    (283,431)
                                                        ----------   ----------
   Net equipment under capital leases.................  $  775,291   $  783,354
                                                        ==========   ==========

  Amortization expense related to the capital leases was $179,112, $99,397 and $33,414 for the year ended June 30, 1997 and the three months ended September 30, 1997 and 1996, respectively, and is included in depreciation and amortization expense.

(6) BANK LINE OF CREDIT

  On December 31, 1995, the Company entered into a Line of Credit Agreement (the "Agreement") with a bank whereby the Company may borrow up to a maximum principal amount of the lesser of $600,000 or 50% of eligible dialin accounts receivable plus 80% of eligible dedicated accounts receivable plus 30% of the net depreciated value of wholly owned computer equipment capped at no more than 50% of the committed, revolving line of $600,000. As of June 30, 1997 and September 30, 1997, the Company was eligible to borrow $600,000 under the Agreement. Interest is payable monthly at a rate of prime plus 1.5%. In addition, the terms of the Agreement provide for maintenance of certain financial covenants. As of June 30, 1997 and September 30, 1997, the Company was not in compliance with the majority of these financial ratio covenants. The bank has not taken any action or requested any modification to present terms as a result of these noncompliance conditions. The Agreement expired on August 31, 1997, but has been extended through October 31, 1997, and is secured by substantially all of the Company's assets.

(7) STOCK OPTION PLAN

  The 1995 Performance Stock Option Plan (the "Plan") was approved and ratified during the 1997 fiscal year. The Plan allows up to 30,000 stock options to be issued to certain employees, officers, directors, and consultants of the Company. The individuals to receive options, exercise price of the options, and the vesting periods are determined by the Company's Board of Directors.

  Options under the Plan are subject to adjustment in the event of change in capital structure of the Company. In the event that an acquisition occurs with respect to the Company, the Company has the right to cancel the options outstanding as of the effective date of the acquisition, whether or not such options are exercisable, in return for payment to the option holders of the difference between the net amount per share payable in the acquisition, less the exercise price of the option. In the event of a change in control of the Company, all then outstanding options shall immediately become exercisable.

  During fiscal year 1997, the Company granted 28,000 options to certain employees of the Company as full settlement of these employees' previously issued stock appreciation rights. The following is a summary of stock option activity pertaining to the Plan:

                                SUPERNET, INC.

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
         THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)


                                                         OPTION PRICE   NUMBER
                                                           PER SHARE   OF SHARES
                                                         ------------- ---------
   Balance as of July 1, 1996..........................                      0
     Granted...........................................  $.87 to $8.17  28,000
     Exercised.........................................                      0
     Forfeited.........................................                      0
                                                         -------------  ------
   Balance as of June 30, 1997 and September 30, 1997..  $.87 to $8.17  28,000
                                                         =============  ======
     Vested and exercisable as of June 30, 1997 and
      September 30, 1997...............................  $.87 to $8.17  24,665
                                                         =============  ======

  Weighted-average ranges for exercise prices and weighted-average remaining contractual life for all outstanding options as of June 30, 1997, were as follows:

   WEIGHTED-AVERAGE OPTION PRICE      REMAINING     NUMBER OF WEIGHTED-AVERAGE
   PER SHARE                       CONTRACTUAL LIFE  SHARES    EXERCISE PRICE
   -----------------------------   ---------------- --------- ----------------
   $.87..........................     9.5 years      14,666         $.87
   $2.36 to $2.78................     9.5 years       5,334         2.47
   $3.42.........................     9.5 years       2,666         3.42
   $6.08 to $8.17................     9.5 years       5,334         7.91

  Compensation under the Plan is measured pursuant to Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, based on the estimated market price per share of common stock on the grant date in excess of the exercise price of the option. Such compensation is amortized to expense over the vesting period of the stock option. All of the options granted in 1997 were granted for an exercise price which was less than the indicated value of the Company's stock. The Company's stock is not traded. The fair value of options at the grant date was determined based upon the indicated value of the Company's stock as of the date of grant. Total compensation cost recognized for the stock option plan was $3,744,958, $95,580 and $0 for the year ended June 30, 1997, and the three months ended September 30, 1997 and 1996, respectively.

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. This new standard defines a fair value based method of accounting for an employee stock option or similar equity instrument. The Company intends to continue using the measurement prescribed by APB No. 25, and accordingly, this pronouncement will not affect the Company's financial position or results of operations. Had compensation for the Company's Plan been determined based on SFAS No. 123, the Company's net loss would have been substantially the same. Proforma determinations under SFAS No. 123 are based upon a fair value of each option grant estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1997: dividend yield of 0%; expected volatility of 0%; risk-free interest rate of 5.12% and expected lives of two years from grant.

(8) PENSION PLAN

  Effective January 1, 1997, the Company became sponsor of a defined contribution plan (the "Plan"), covering substantially all employees. Employer contributions to the Plan are determined annually by the Board of Directors. Employees may also contribute up to 15% of their salary annually.

                                SUPERNET, INC.

              (INFORMATION AS OF SEPTEMBER 30, 1997, AND FOR THE
         THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

There were no contributions to the Plan as of June 30, 1997 or during the three months ended September 30, 1997 and 1996.

(9) ADVERTISING COSTS

  The Company expenses the costs of advertising the first time the advertising takes place. Advertising expense amounted to $127,605, $15,614 and $90,325 for the year ended June 30, 1997, and the three months ended September 30, 1997 and 1996, respectively.

(10) COMMITMENTS

  The Company has obligations under noncancelable operating lease commitments for office space. Future scheduled rental payments for the operating leases in excess of one year are as follows:

                                                        SEPTEMBER 30,  JUNE 30,
                                                            1997         1997
                                                        ------------- ----------
                                                         (UNAUDITED)
   Year ended June 30,
     1998..............................................  $  290,613   $  387,484
     1999..............................................     418,276      418,276
     2000..............................................     281,461      281,461
     2001..............................................     261,422      261,422
     2002..............................................     270,576      270,576
     Thereafter........................................     588,558      588,558
                                                         ----------   ----------
                                                         $2,110,906   $2,207,777
                                                         ==========   ==========

  In addition to the minimum lease payments, the Company must pay its proportionate share of the operating expenses incurred by the Landlord. Lease expense amounted to $268,971, $97,200, and $51,018 for the year ended June 30, 1997 and the three months ended September 30, 1997, 1996, respectively.

(11) CONTINGENCIES

  Claims of compensation discrimination have been alleged by two present employees of the Company. Although the Company denies the allegations, the Company made offers of settlement to those employees and has accrued a liability on the financial statements in the amount of the proposed settlement offers. The settlement offers expired, however, without response from either employee. If formal administrative claims or litigation actions are filed, the Company intends to vigorously defend the allegations. At this time, it is not reasonably possible to determine if any additional liability should be accrued by the Company.

(12) SUBSEQUENT EVENT

  On August 25, 1997, NSN received a letter of intent to acquire 100% of the Company's outstanding stock subject to certain terms and conditions. Under the terms of the offer to purchase, the closing date for purchase of the stock would be 45 days after execution of a definitive agreement. Under the provisions of the Company's stock option plan, all currently granted options will become exercisable if this change in ownership is concluded.

                             REPORT OF INDEPENDENT
                         CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors
Phoenix Network, Inc.

  We have audited the accompanying balance sheets of Phoenix and its subsidiaries (together, Phoenix) as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of Phoenix's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phoenix as of December 31, 1995 and 1996, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

  As discussed in note C, Phoenix changed its method of accounting for deferred commissions in 1994.

                                          GRANT THORNTON LLP

Denver, Colorado
March 12, 1997

                     PHOENIX NETWORK, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                            DECEMBER 31,
                                      --------------------------  SEPTEMBER 30,
                                          1995          1996          1997
                                      ------------  ------------  -------------
                                                                   (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents ($225,356
   restricted in 1995)............... $  8,298,003  $  1,548,061  $  1,068,102
  Accounts receivable, net of
   allowance for doubtful accounts of
   $1,649,013 in 1995 and $3,600,830
   in 1996...........................   13,731,400    14,419,829    12,164,638
  Deferred commissions...............    1,648,780       969,940       475,038
  Other current assets...............      415,163       686,271       476,122
                                      ------------  ------------  ------------
    Total current assets.............   24,093,346    17,624,101    14,183,900
                                      ------------  ------------  ------------
Furniture, equipment and data
 processing systems--at cost, less
 accumulated depreciation of
 $1,350,597 in 1995 and $2,495,701 in
 1996................................      886,665     5,522,771     6,228,258
Deferred commissions.................    1,454,483       414,873       144,827
Customer acquisition costs, less
 accumulated amortization of
 $1,005,262 in 1995 and $3,145,245 in
 1996................................    2,447,619     2,725,275     1,608,255
Goodwill, less accumulated
 amortization of $82,961 in 1995 and
 $1,059,613 in 1996..................    3,903,109    18,553,332    17,935,757
Other assets.........................      243,048       953,831       864,456
                                      ------------  ------------  ------------
                                      $ 33,028,270  $ 45,794,183  $ 40,965,453
                                      ============  ============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of note payable
   to finance company................ $        --   $    444,839  $    470,483
  Current maturities of stockholder's
   note..............................          --            --        231,414
  Current maturities of capital
   leases............................          --            --        138,504
  Note payable to vendor.............          --      1,161,148           --
  Line of credit--finance company....       41,468     4,698,645     4,677,920
  Accounts payable...................   13,282,599    16,686,690    16,223,508
  Accrued liabilities................      516,554     2,418,627       984,481
                                      ------------  ------------  ------------
    Total current liabilities........   13,840,621    25,409,949    22,726,310
                                      ------------  ------------  ------------
Long-Term Debt:
  Note payable to stockholder........          --      1,388,206     1,156,792
  Note payable to finance company,
   less current maturities...........          --        824,306       481,092
  Capital leases.....................          --            --         66,431
Stockholders' Equity:
  Preferred stock--$.001 par value,
   authorized 5,000,000 shares,
   issued and outstanding 2,737,389
   in 1995 and 546,458 in 1996,
   liquidation preference aggregating
   $15,332,780 and $3,368,020 at
   December 31, 1995 and 1996,
   respectively......................        2,737           546           165
  Common stock--$.001 par value,
   authorized 50,000,000 shares,
   issued 16,952,455 in 1995 and
   25,851,894 in 1996................       16,952        25,851        30,304
  Additional paid-in capital.........   32,146,636    45,225,554    52,218,118
  Accumulated deficit................  (12,976,154)  (27,077,707)  (35,711,237)
  Treasury stock--1,300 shares at
   cost..............................       (2,522)       (2,522)       (2,522)
                                      ------------  ------------  ------------
                                        19,187,649    18,171,722    16,534,828
                                      ------------  ------------  ------------
                                      $ 33,028,270  $ 45,794,183  $ 40,965,453
                                      ============  ============  ============

        The accompanying notes are an integral part of these statements.

                     PHOENIX NETWORK, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                          --------------------------------------  ------------------------
                             1994         1995          1996         1997         1996
                          -----------  -----------  ------------  -----------  -----------
                                                                        (UNAUDITED)
Revenue.................  $74,404,808  $75,854,969  $ 99,307,277  $59,932,214  $78,234,398
Cost of revenue.........   52,649,359   53,775,779    73,438,757   43,941,792   56,676,168
                          -----------  -----------  ------------  -----------  -----------
 Gross profit...........   21,755,449   22,079,190    25,868,520   15,990,422   21,558,230
Selling, general and
 administrative
 expenses...............   21,074,942   22,323,202    31,114,723   20,010,367   22,103,668
Depreciation and
 amortization...........      678,038    1,125,563     4,357,720    2,960,668    3,240,167
Relocation expenses.....          --           --      1,133,158          --       982,146
Acquisition expenses....          --           --      1,308,634          --           --
Loss on abandonment of
 fixed assets...........          --     1,019,648        15,238          --           --
Aborted bond offering
 expenses...............          --           --        246,083          --           --
                          -----------  -----------  ------------  -----------  -----------
                           21,752,980   24,468,413    38,175,556   22,971,035   26,325,981
 Operating income
  (loss)................        2,469   (2,389,223)  (12,307,036)  (6,980,613)  (4,767,751)
Other income (expense)
 Interest income........       36,121      103,125        84,627          --           --
 Interest expense.......     (425,222)    (260,639)     (625,817)    (797,096)    (398,948)
 Miscellaneous income
  (expense).............       42,897       (6,767)        4,264          --           --
                          -----------  -----------  ------------  -----------  -----------
                             (346,204)    (164,281)     (536,926)    (797,096)    (398,948)
                          -----------  -----------  ------------  -----------  -----------
 Loss before income
  taxes and cumulative
  effect of accounting
  change................     (343,735)  (2,553,504)  (12,843,962)  (7,777,709)  (5,166,699)
Income tax benefit
 (expense)..............      (16,405)    (500,000)          --           --           --
                          -----------  -----------  ------------  -----------  -----------
 Loss before cumulative
  effect of accounting
  change................     (360,140)  (3,053,504)  (12,843,962)  (7,777,709)  (5,166,699)
Cumulative effect of
 change in amortization
 of deferred
 commissions............     (123,224)         --            --           --           --
                          -----------  -----------  ------------  -----------  -----------
 Net loss...............  $  (483,364) $(3,053,504) $(12,843,962) $(7,777,709) $(5,166,699)
                          ===========  ===========  ============  ===========  ===========
Net loss attributable to
 common shares
 Net loss...............  $  (483,364) $(3,053,504) $(12,843,962) $(7,777,709) $(5,166,699)
 Preferred dividends....     (231,255)    (594,381)   (1,206,042)    (163,853)    (940,775)
                          -----------  -----------  ------------  -----------  -----------
                          $  (714,619) $(3,647,885) $(14,050,004) $(7,941,562) $(6,107,474)
                          ===========  ===========  ============  ===========  ===========
Loss per common share
 Loss before cumulative
  effect of accounting
  change................  $     (0.04) $     (0.24) $      (0.68) $     (0.29) $     (0.30)
 Cumulative effect of
  accounting change.....        (0.01)         --            --           --           --
                          -----------  -----------  ------------  -----------  -----------
 Net loss per common
  share.................  $     (0.05) $     (0.24) $      (0.68) $     (0.29) $     (0.30)
                          ===========  ===========  ============  ===========  ===========
Weighted average common
 shares.................   13,576,265   15,335,268    20,673,276   27,580,741   20,097,390
                          ===========  ===========  ============  ===========  ===========

        The accompanying notes are an integral part of these statements.

                     PHOENIX NETWORK, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                              ADDITIONAL
                            PREFERRED COMMON    PAID-IN   ACCUMULATED   TREASURY
                              STOCK    STOCK    CAPITAL     DEFICIT      STOCK
                            --------- ------- ----------- ------------  --------
BALANCE AT JANUARY 1,
 1994.....................   $ 1,610  $12,803 $12,857,297 $ (9,200,859) $(2,522)
Exercise of stock options
 and warrants.............       --       738     763,141          --       --
Conversion of preferred
 stock into common stock..       (44)     277      43,686      (43,919)     --
Issuance of preferred
 stock upon conversion of
 debt.....................        56      --      558,874          --       --
Issuance of common stock..       --         7       4,071          --       --
Net loss..................       --       --          --      (483,364)     --
                             -------  ------- ----------- ------------  -------
BALANCE AT DECEMBER 31,
 1994.....................     1,622   13,825  14,227,069   (9,728,142)  (2,522)
Exercise of stock options
 and warrants.............       --       418     525,914          --       --
Conversion of preferred
 stock into common stock..        (4)      24       7,200       (7,220)     --
Issuance of common stock,
 net of expenses..........       --     2,685   6,314,779          --       --
Issuance of preferred
 stock, net of expenses,
 and conversion of Series
 E and Series F...........     1,119      --   11,071,674          --       --
Preferred dividends.......       --       --          --      (187,288)     --
Net loss..................       --       --          --    (3,053,504)     --
                             -------  ------- ----------- ------------  -------
BALANCE AT DECEMBER 31,
 1995.....................     2,737   16,952  32,146,636  (12,976,154)  (2,522)
Exercise of stock options
 and warrants.............       --       792   1,327,243          --       --
Conversion of preferred
 stock into common stock..    (2,191)   5,307   1,254,475   (1,257,591)     --
Issuance of common stock
 in connection with a
 business acquisition.....       --     2,800  10,497,200          --       --
Net loss..................       --       --          --   (12,843,962)     --
                             -------  ------- ----------- ------------  -------
BALANCE AT DECEMBER 31,
 1996.....................       546   25,851  45,225,554  (27,077,707)  (2,522)
Exercise of stock options
 and warrants
 (unaudited)..............       --       877     805,860          --       --
Conversion of preferred
 stock into common stock
 (unaudited)..............      (656)   3,515     853,242     (855,821)     --
Sale of stock to employees
 (unaudited)..............       --        61     126,237          --       --
Issuance of preferred
 stock, net of expenses
 (unaudited)..............       275      --    5,207,225          --       --
Net loss (unaudited)......       --       --          --    (7,777,709)     --
                             -------  ------- ----------- ------------  -------
BALANCE AT SEPTEMBER 30,
 1997 (UNAUDITED).........   $   165  $30,304 $52,218,118 $(35,711,237) $(2,522)
                             =======  ======= =========== ============  =======

         The accompanying notes are an integral part of this statement.

                     PHOENIX NETWORK, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        NINE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                         -----------------------------------------      -----------------
                             1994          1995          1996           1997          1996
                         ------------  ------------  -------------  ------------  ------------
                                                                           (UNAUDITED)
Cash flows from
 operating activities
 Cash received from
  customers............. $ 71,432,918  $ 72,103,864  $  98,612,681  $ 60,293,545  $ 75,763,864
 Interest received......        8,121        83,227         84,627         2,522        39,777
 Cash paid to suppliers
  and employees.........  (69,551,595)  (73,638,371)  (102,047,484)  (62,980,530)  (77,069,289)
 Interest paid..........     (425,137)     (259,919)      (625,817)     (799,618)     (394,027)
 Cash paid for income
  taxes.................      (20,105)       (3,340)        (2,245)          --            --
                         ------------  ------------  -------------  ------------  ------------
  Net cash provided by
   (used in) operating
   activities...........    1,444,202    (1,714,539)    (3,978,238)   (3,484,081)   (1,659,675)
Cash flows from
 investing activities
 Note receivable--
  director/shareholder..      (11,500)       (3,000)           --            --            --
 Purchases of furniture,
  equipment and data
  processing systems....     (990,934)     (589,419)    (3,620,989)   (1,660,488)     (680,355)
 Notes receivable--
  agents................     (206,995)      (23,115)           --            --            --
 Payments on agents
  notes receivable......        5,838        70,900            --            --            --
 Customer base
  acquisitions..........          --     (1,553,238)      (468,002)          --            --
 Business acquisitions..          --     (4,692,153)    (4,085,093)          --     (4,085,093)
 Acquisitions of other
  assets................     (123,528)          --             --         89,375      (389,069)
                         ------------  ------------  -------------  ------------  ------------
  Net cash used in
   investing
   activities...........   (1,327,119)   (6,790,025)    (8,174,084)   (1,571,113)   (5,154,517)
Cash flows from
 financing activities
 Proceeds from issuance
  of common stock, net
  of offering costs.....          --      6,317,464            --            --            --
 Proceeds from issuance
  of preferred stock net
  of offering costs.....          --     11,072,793            --      5,225,000           --
 Proceeds from sale of
  stock to officer......      297,000           --             --            --            --
 Proceeds from
  distribution of stock
  to director...........        4,078           --             --            --            --
 Proceeds from notes
  payable to bank and
  finance company.......    3,450,000     6,143,950      6,060,358           --      1,180,604
 Payments on notes
  payable to bank and
  finance company.......   (4,317,828)   (8,686,625)      (134,036)     (338,295)          --
 Payments on note
  payable to vendor.....          --            --      (1,851,977)   (1,161,148)   (1,494,033)
 Payments on capital
  lease obligation......      (16,584)          --             --        (66,137)          --
 Preferred stock
  dividends.............          --       (187,288)           --            --            --
 Proceeds from exercise
  of options and
  warrants..............      466,880       526,332      1,328,035       915,815     1,209,453
                         ------------  ------------  -------------  ------------  ------------
  Net cash provided by
   (used in) financing
   activities...........     (116,454)   15,186,626      5,402,380     4,575,235       896,024
                         ------------  ------------  -------------  ------------  ------------
 NET INCREASE (DECREASE)
  IN CASH...............          629     6,682,062     (6,749,942)     (479,959)   (5,918,168)
Cash and cash
 equivalents, beginning
 of year................    1,615,312     1,615,941      8,298,003     1,548,061     8,298,003
                         ------------  ------------  -------------  ------------  ------------
Cash and cash
 equivalents, end of
 year................... $  1,615,941  $  8,298,003  $   1,548,061  $  1,068,102  $  2,379,835
                         ============  ============  =============  ============  ============

        The accompanying notes are an integral part of these statements.

                     PHOENIX NETWORK, INC. AND SUBSIDIARIES

                                                                     NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                          --------------------------------------     -----------------
                             1994         1995          1996         1997         1996
                          -----------  -----------  ------------  -----------  -----------
                                                                        (UNAUDITED)
Reconciliation of net
 loss to net cash
 provided by (used in)
 operating activities
 Net loss...............  $  (483,364) $(3,053,504) $(12,843,962) $(7,777,709) $(5,166,699)
 Adjustments to
  reconcile net loss to
  net cash provided by
  (used in) operating
  activities
  Cumulative effect of
   change in
   amortization of
   deferred
   commissions..........      123,224          --            --           --           --
  Provision for
   doubtful accounts....    2,440,369    2,689,250     3,147,077    1,893,860    1,731,429
  Abandonment of fixed
   assets...............  $       --   $ 1,019,648  $     15,238  $       --   $       --
  Depreciation and
   amortization.........      678,038    1,125,563     4,357,720    2,960,668    3,240,167
  Deferred taxes........          --       500,000           --           --           --
  Changes in assets and
   liabilities
   Accounts receivable..   (2,971,890)  (3,751,105)     (959,900)     361,331   (4,010,313)
   Deferred
    commissions.........      713,839   (1,467,519)    1,718,450      764,948      893,320
   Other current
    assets..............      104,449     (163,740)     (217,473)     210,149     (208,547)
   Other assets.........      (11,494)         511       (67,893)         --           --
   Accounts payable and
    accrued
    liabilities.........      851,031    1,386,357       872,505   (1,897,328)   1,860,968
                          -----------  -----------  ------------  -----------  -----------
    Net cash provided by
     (used in) operating
     activities.........  $ 1,444,202  $(1,714,539) $ (3,978,238) $(3,484,081) $(1,659,675)
                          ===========  ===========  ============  ===========  ===========
NONCASH FINANCING AND
 INVESTING ACTIVITIES
Conversion of preferred
 stock dividends into
 common stock...........  $    43,963  $     7,224  $  1,259,782  $   853,242  $    32,330
Conversion of note
 payable to stockholder,
 including accrued
 interest, into
 preferred stock........      558,930          --            --           --           --
Noncash components of
 consideration issued in
 connection with
 business combination
 Common stock...........          --           --     10,500,000          --    10,500,000
 Note payable to
  stockholder...........          --           --      1,388,206          --     1,314,056
 Assumption of net
  liabilities...........          --           --      1,603,576          --     1,606,976
Equipment acquired with
 capital lease..........          --           --            --       271,072          --
Data processing system
 acquired with note
 payable................          --           --            --           --     1,403,181


        The accompanying notes are an integral part of these statements.

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1997 AND 1996 IS UNAUDITED)

NOTE A--DESCRIPTION OF COMPANY AND SUMMARY OF ACCOUNTING POLICIES

  Phoenix Network, Inc. (Phoenix) was a switchless reseller of long distance telecommunication services designed primarily for small to medium sized commercial accounts located throughout the United States. Effective January 1, 1996, as a result of the acquisition of Automated Communications, Inc. ("ACI"), Phoenix became a facilities based reseller. Phoenix provides its customers with long distance services utilizing the networks of facilities-based carriers, such as American Telephone & Telegraph Company, MCI Telecommunications Corporation, Sprint Communications, L.P., ALC Communications Corporation, LDDS/WorldCom, Inc. (formerly Wiltel, Inc.), U.S. One Communications Corp. and others, who handle the actual transmission services. The carriers bill Phoenix at contractual rates for the combined usage of Phoenix's customers utilizing their network. Phoenix then bills its customers individually at rates established by Phoenix.

  The following is a summary of Phoenix's significant accounting policies applied in the preparation of the accompanying consolidated financial statements.

  Principles of Consolidation

  The consolidated financial statements include the accounts of Phoenix. All significant intercompany transactions are eliminated in consolidation.

 Revenue Recognition

  Revenue is recognized in the month in which the Phoenix's customers complete the telephone call.

 Cash and Cash Equivalents

  Phoenix considers demand deposits, certificates of deposit and United States Treasury bills purchased with a maturity of three months or less as cash and cash equivalents. The carrying amount approximates fair value because of the short maturity of these instruments.

 Deferred Commissions

  Deferred commissions consist of direct commissions paid on a one-time basis to third parties upon the acquisition of new customers. Deferred commissions are amortized on a four-year sum of the year's digits method.

 Furniture, Equipment and Data Processing Systems

  Depreciation of furniture, equipment and data processing systems is provided utilizing the straight-line method over five years.

 Customer Acquisition Costs

  Customer acquisition costs represent the value of acquired billing bases of customers and are amortized using the sum-of-the-years-digits method over a four-year period.

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

             (IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1997 AND 1996 IS UNAUDITED)

 Goodwill

  Goodwill represents the excess of cost over the fair value of the net assets acquired and is being amortized by the straight-line method over 20 years.

 Use of Estimates

  In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenue and expenses during the period. Significant estimates made by management include the allowance for doubtful accounts, estimated carrier credits, and the amortization periods related to acquired customers and goodwill. Actual results could differ from those estimates.

 Income Taxes

  Deferred income taxes are recognized for tax consequences of temporary differences by applying current enacted tax rates to differences between the financial reporting and the tax basis of existing assets and liabilities.

 Reclassification

  Prior years' financial statements have been reclassified to conform to current year presentation.

 Unaudited Information

  The accompanying interim financial statements as of September 30, 1997 and for the nine months ended September 30, 1997 and 1996 are unaudited but, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of such periods. The results of operations for any interim period are not necessarily indicative of results for the full year.

NOTE B--POOLING-OF-INTERESTS AND ACQUISITIONS

  On October 8, 1996, Americonnect, Inc. was merged with and into Phoenix, and 2,663,810 shares of Phoenix's common stock were issued in exchange for all of the outstanding common stock of Americonnect. The merger was accounted for as a pooling-of-interests and, accordingly, the accompanying financial statements have been restated to include the accounts and operations of Americonnect for all periods prior to the merger.

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

             (IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1997 AND 1996 IS UNAUDITED)

  Separate results of the combining entities for the two years in the period ended December 31, 1995, are as follows (amounts in 000s):

                                                                 DECEMBER 31
                                                               ----------------
                                                                1994     1995
                                                               -------  -------
   Net sales
     Phoenix.................................................. $57,420  $58,755
     Americonnect.............................................  16,985   17,100
                                                               -------  -------
                                                               $74,405  $75,855
                                                               =======  =======
   Net income (loss)
     Phoenix.................................................. $  (905) $(1,334)
     Americonnect.............................................     422   (1,719)
                                                               -------  -------
                                                               $  (483) $(3,053)
                                                               =======  =======

  In connection with the merger, approximately $1.3 million of merger costs and expenses were incurred and have been charged to expense in Phoenix's fourth quarter of 1996.

  In August of 1995, Phoenix acquired in purchase transactions the customer bases and substantially all of the assets and liabilities of Tele-Trend Communications, LLC ("Tele-Trend"), a Denver based switchless reseller, and Bright Telecom L.P. ("Bright"), an international call-back provider, for $4,369,317 and $356,388, respectively. The operations of Tele-Trend and Bright are included from August 1, 1995.

  Additionally, during 1995, Phoenix acquired three customer bases at a cost of $2,078,238. At December 31, 1995, accounts payable includes $525,000 due for the purchase of one of the customer bases.

  In January 1996, Phoenix acquired, in a purchase transaction, Automated Communications, Inc. (ACI), a Golden, Colorado, facilities-based long distance phone service carrier operating state-of-the-art switching centers in Colorado Springs, Minneapolis, and Phoenix. Consideration for the acquisition was in the form of $4,085,093 in cash, 2,800,000 shares of the Phoenix's common stock valued at approximately $10,500,000, a long-term note of $1,388,206 bearing interest at 9%, and the assumption of net liabilities of $1,603,576. Phoenix's consolidated results of operations include ACI from January 1, 1996, the effective date of the purchase transaction. The excess of the purchase price over the fair market value of the assets and liabilities acquired has been allocated to customer acquisition costs ($1,950,000) and to goodwill ($15,626,875). Customer acquisition costs are amortized over four years using the sum-of-the-years-digits method, and goodwill is amortized on a straight-line basis over 20 years.

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

             (IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1997 AND 1996 IS UNAUDITED)

  The following unaudited condensed pro forma information presents the results of operations of Phoenix as if the acquisition of ACI and Tele-Trend had occurred on January 1, 1995.

                             YEAR ENDED DECEMBER 31, 1995
                             ----------------------------
   Revenue.................          $104,729,000
   Net loss................          $ (4,428,000)
   Net loss attributable to
    common shares..........          $ (5,603,000)
   Net loss per common
    share..................          $      (0.31)
   Weighted average number
    of shares outstanding..            18,135,000

NOTE C--ACCOUNTING CHANGES

  Effective January 1, 1994, Phoenix changed its method of accounting for deferred commissions from the straight-line basis to the sum-of-the-years digits method. Additionally, Phoenix changed their estimate of the period benefited from two years to four years. Management believes that these changes more accurately match expense with the revenue generated by the customer base. The cumulative effect of the change in accounting method was to increase accumulated amortization at January 1, 1994 by approximately $123,000. The effect of both changes was to reduce the 1994 amortization expense and loss before cumulative effect of change in accounting by approximately $242,000 ($0.02 per common share).

NOTE D--FURNITURE, EQUIPMENT AND DATA PROCESSING SYSTEMS

  Furniture, equipment and data processing systems consist of the following:

                                                            DECEMBER 31,
                                                       ------------------------
                                                          1995         1996
                                                       -----------  -----------
   Data processing systems............................ $ 1,404,833  $ 4,872,174
   Switching equipment................................         --     1,898,593
   Furniture and fixtures.............................     331,094      710,234
   Other equipment....................................     501,335      537,471
                                                       -----------  -----------
                                                         2,237,262    8,018,472
   Less accumulated depreciation......................  (1,350,597)  (2,495,701)
                                                       -----------  -----------
                                                       $   886,665  $ 5,522,771
                                                       ===========  ===========

  The loss on abandonment of assets in 1995 primarily relates to a write-off of billing and customer service software development costs. Management decided to minimize the risk of development and to have access to a new system on a more timely basis and, accordingly, has decided to license an existing billing and customer service system from a vendor at a cost of approximately $3,000,000, of which approximately $1,500,000 has been incurred through December 31, 1996.

NOTE E--LINE OF CREDIT--FINANCE COMPANY

  In September 1995, Phoenix renewed its Loan and Security Agreement (the "Agreement") with a finance company to make available to Phoenix a line of credit of up to $10,000,000. Phoenix may

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

             (IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1997 AND 1996 IS UNAUDITED)
borrow up to the lesser of $10,000,000 or its borrowing base, which is defined as a percentage of its eligible receivables. The term of the Agreement is three years, expiring October 1998, with automatic renewal options. There are penalties for early termination by Phoenix. Borrowings bear interest at .75% over the "reference rate," as defined. In connection with the renewal, fees and transaction costs of $80,972 were incurred, which are being amortized on a straight-line basis over three years. The loan is collateralized by the Phoenix's accounts receivable, equipment, general intangibles and other personal property assets. Among other provisions, Phoenix must maintain certain minimum financial covenants, is prohibited from paying dividends without the approval of the finance company, and is subject to limits on capital expenditures. As of December 31, 1996, Phoenix was in violation of certain financial covenants. The finance company has waived the covenant violations in connection with a restructuring of the line of credit agreement. At December 31, 1996, $4,698,645 was outstanding under the line and the interest rate was 10%.

  Average daily outstanding borrowings for the year ended December 31, 1996 was $859,044 at a weighted average interest rate of 10%. The highest month-end balance outstanding for the year ended December 31, 1996 was $4,698,645.

NOTE F--LONG-TERM DEBT

  During 1996, Phoenix entered into a note payable with a finance company to fund the cost of new billing and customer service software. The note agreement requires twelve quarterly payments of $138,854 plus accrued interest at 10.5% commencing July, 1996 through July, 1999.

  In addition, as part of the acquisition of Automated Communications, Inc., on January 1, 1996, Phoenix issued a 9% note payable for $1,388,206 to a current stockholder, which is payable in annual installments through 2001.

  Future minimum payments on long-term debt at December 31, 1996 are as follows:

   YEAR ENDED                          NOTE PAYABLE     NOTE PAYABLE
   DECEMBER 31,                     TO FINANCE COMPANY TO STOCKHOLDER   TOTAL
   ------------                     ------------------ -------------- ----------
   1997............................     $  444,839       $      --    $  444,839
   1998............................        491,019          231,414      722,433
   1999............................        333,287          231,414      564,701
   2000............................            --           231,414      231,414
   2001............................            --           693,964      693,964
                                        ----------       ----------   ----------
                                        $1,269,145       $1,388,206   $2,657,351
                                        ==========       ==========   ==========

NOTE G--LEASES

  Phoenix has operating leases for office space and equipment which expire on various dates through 2000, and which require that Phoenix pay certain maintenance, insurance and other operating expenses. Rent expense for the years ended December 31, 1994, 1995 and 1996 was $856,797, $1,028,462 and
$1,331,911, respectively.

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

             (IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1997 AND 1996 IS UNAUDITED)

  Future minimum lease payments for years ending December 31, are as follows:

   1997.............................................................. $2,506,223
   1998..............................................................  1,580,685
   1999..............................................................  1,392,208
   2000..............................................................    547,812
   2001..............................................................    191,302
                                                                      ----------
                                                                      $6,218,230
                                                                      ==========

NOTE H--COMMITMENTS AND CONTINGENCIES

  Phoenix has contracts with its major vendors to provide telecommunications services to its customers. The agreements cover the pricing of the services and are for various periods. Among other provisions, the agreements contain minimum usage requirements which must be met to receive the contractual price and to avoid shortfall penalties. Phoenix is currently in compliance with the contractual requirements. Total future minimum usage commitments at December 31, 1996 are as follows:

   YEAR ENDING
   DECEMBER 31,                                                      COMMITMENT
   ------------                                                      -----------
   1997............................................................. $33,000,000
   1998.............................................................  18,500,000
   1999.............................................................   1,000,000
                                                                     -----------
     Total.......................................................... $52,500,000
                                                                     ===========

NOTE I--CAPITAL STOCK

 Preferred Stock

  Phoenix's certificate of incorporation authorizes it to issue up to 5,000,000 shares of $.001 par value preferred stock. At December 31, 1996, Phoenix's authorized preferred stock is allocated as follows:

                                                          AUTHORIZED ISSUED AND
                                                            SHARES   OUTSTANDING
                                                          ---------- -----------
   Reserved shares:
     Series A............................................   300,000     98,625
     Series B............................................   200,000    114,500
     Series C............................................ 1,000,000        --
     Series D............................................   666,666    333,333
     Series F............................................ 1,200,000        --
   Undesignated shares................................... 1,633,334        --
                                                          ---------    -------
       Total............................................. 5,000,000    546,458
                                                          =========    =======

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

             (IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1997 AND 1996 IS UNAUDITED)

  Series A Preferred Stock ("Series A") outstanding consists of 98,625 shares. The shares are entitled to 9% cumulative dividends, voting rights and are convertible into common stock subject to certain anti-dilution provisions. In connection with the initial offering, Phoenix also issued a warrant for 62,200 shares of common stock with an exercise price of $2.50 per share to an investment banking firm, controlled by an individual, who was subsequently elected to Phoenix's Board of Directors. The warrant expires in February 1997. During 1994, 16,000 shares of Series A were converted into 70,996 shares of common stock. During 1995, 3,000 shares of Series A were converted into 14,449 shares of common stock. During 1996, 3,125 shares of Series A were converted into 16,664 shares of common stock. The conversions also include unpaid dividends. At December 31, 1996, the outstanding Series A shares were convertible into 405,864 shares of common stock.

  Series B Preferred Stock ("Series B") outstanding consists of 114,500 shares. The shares are entitled to 9% cumulative dividends, voting rights and are convertible into shares of common stock subject to certain anti-dilution provisions. In connection with the initial offering, Phoenix issued a warrant to an investment banking firm, controlled by one of Phoenix's directors, for 69,750 shares of common stock, with an exercise price of $2.00 per share. The warrant expires in February 1997. During 1995, 1,250 shares of Series B were converted into 9,749 shares of common stock. During 1996, 11,750 shares of Series B were converted into 98,717 shares of common stock. The conversions also include unpaid dividends. At December 31, 1996, the outstanding Series B shares are convertible into 763,333 shares of common stock.

  In November 1992, Phoenix issued 1,000,000 shares of its Series C Preferred Stock ("Series C") to one of its major vendors as collateral for amounts due the vendor for services provided. Phoenix was released from all collateral requirements during 1996 and the preferred stock reverted back to Phoenix.

  Series D Preferred Stock outstanding consists of 333,333 shares. The shares are entitled to 6% non-cumulative dividends, when and if declared by the Board of Directors and only after payment of dividends on previously issued series of preferred stock. These shares are nonvoting and are convertible into common stock subject to certain anti-dilution provisions. In connection with the initial offering, Phoenix issued a warrant to an investment banking firm, controlled by one of Phoenix's directors, for 22,000 shares of common stock, with an exercise price of $1.50 per share. The warrant expires in December 1997. At December 31, 1996, the outstanding Series D Preferred shares are convertible into 333,333 shares of common stock.

  In September 1994, Phoenix issued 55,893 shares of Series E Preferred Stock at $10 per share under an agreement to convert a note payable to stockholder, with a principal balance of $500,000 and accrued interest of $58,930. In connection with the issuance of the stock, Phoenix issued the stockholder a five-year warrant for 100,000 shares of Phoenix's common stock which was canceled when the Series E shares were converted to Series F Preferred Stock (see below).

  During the period July 1995 through October 1995, Phoenix raised approximately $11,024,207, net of offering costs of $129,963, through a private placement of 1,115,417 shares of its Series F Preferred Stock at $10 per share. Additionally, the holder of Phoenix's Series E Preferred Stock exchanged their Series E shares, plus accumulated and unpaid dividends of $47,467, for 60,639

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

             (IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1997 AND 1996 IS UNAUDITED)
shares of Series F Preferred Stock. The Series F shares are entitled to 9% cumulative dividends, voting rights, demand registration rights for the underlying common shares after six months and are convertible initially into 4,704,224 shares of common stock, subject to anti-dilution provisions. The holders of the Series F also received warrants for the purchase of 470,422 shares of common stock with an exercise price of $3.00 per share which expire in October 2000. The Series F shareholders have the right to place two directors on Phoenix's board (the "Series F Directors") and Phoenix is subject to certain covenants requiring it to obtain the consent of the Series F Directors for certain transactions including mergers, acquisitions and incurring additional indebtedness in excess of $20,000,000. During December 1996, the outstanding Series F Preferred shares were converted into 5,191,064 shares of common stock. This conversion also included unpaid dividends.

  The common shares reserved for issuance upon the conversion of Series A, B and D Preferred Stock have been registered with the Securities and Exchange Commission.

  At December 31, 1996, Phoenix had cumulative, unpaid dividends on Series A and B Preferred Stock of $340,945 ($3.45 per share) and $395,825 ($3.45 per share), respectively.

 Common Stock

  In May 1995, Phoenix closed a private placement of its common stock which raised $727,519, net of offering costs of $119,481. Phoenix sold 385,000 units, at $2.20 per unit, in an off-shore financing pursuant to Regulation S under the Securities Act of 1933. A unit consists of one share of common stock and a five-year warrant for one-half share of common stock. Two warrants can be exercised to purchase 38,500 units at $2.42 per unit. Phoenix closed another private placement of its common stock under Regulation S in September 1995. In this transaction, Phoenix sold 2,300,000 shares of common stock for $2.75 per share. Proceeds to Phoenix, net of offering costs of $735,055, were $5,589,945.

 Stock Options and Warrants

  Phoenix has various stock option plans accounted for under APB Opinion 25 and related interpretations. The options generally have a term of 10 years when issued, and generally vest over two-four years. No compensation cost has been recognized for the plans. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method of Statement of Financial Accounting Standards 123, Accounting for Stock-Based Compensation (SFAS 123), Phoenix's net loss and loss per common share would have been increased to the pro forma amounts indicated below. Pro forma results for 1995 and 1996 may not be indicative of pro forma results in future periods because the pro forma amounts do not include pro forma compensation cost for options granted prior to January 1, 1995.

                                                         1995          1996
                                                      -----------  ------------
   Net loss
     As reported..................................... $(3,647,885) $(14,050,004)
     Pro forma.......................................  (3,787,774)  (14,474,477)
   Loss per common share
     As reported..................................... $     (0.24) $      (0.68)
     Pro forma.......................................       (0.25)        (0.70)

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

             (IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1997 AND 1996 IS UNAUDITED)

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1995 and 1996, respectively: no expected dividends; expected volatility of 55%; weighted average risk-free interest rate of 6%; and expected lives of five years.

  In 1987, Phoenix granted certain directors stock options to purchase up to 900,000 shares of common stock at a price of $0.10 per share, expiring no earlier than ten (10) years from the grant date. At December 31, 1995, options for 500,000 shares remain outstanding.

  Phoenix's 1989 Stock Option Plan authorizes the grant of incentive stock options or supplemental stock options for up to 3,500,000 shares of common stock. The exercise price of each incentive stock option shall be not less than 100% of the fair market value of the stock on the date the option is granted. The exercise price of each supplemental stock option shall be not less than eighty-five percent (85%) of the fair market value of the stock on the date the option is granted.

  In November 1992, the Board of Directors approved the 1992 Non-Employee Directors' Stock Option Plan. Under the Plan, 480,000 shares of common stock have been reserved for issuance to non-employee directors of Phoenix. Options are granted annually based upon length of service at fair market value at date of grant.

  Phoenix's subsidiary, Americonnect, had two stock option plans. All options have been converted into options for Phoenix common stock and are included in the following summary. The options were granted at prices from $0.08 to $2.06 per share of Phoenix common stock.

  A summary of the status of Phoenix's fixed stock option plans as of December 31, 1996, and changes during each of the three years in the period ended December 31, 1996 is presented below.

                                                                     WEIGHTED
                                                         NUMBER    AVERAGE PRICE
                                                        OF SHARES    PER SHARE
                                                        ---------  -------------
   Outstanding at January 1, 1994...................... 2,453,492      $1.21
     Exercised.........................................  (412,876)      1.13
     Granted........................................... 1,125,433       3.30
     Canceled..........................................  (505,984)      3.08
                                                        ---------
   Outstanding at December 31, 1994.................... 2,660,065       1.58
     Exercised.........................................  (382,851)      1.16
     Granted...........................................   898,414       2.58
     Canceled..........................................  (156,458)      2.43
                                                        ---------
   Outstanding at December 31, 1995.................... 3,019,170       1.91
     Exercised.........................................  (724,567)      1.64
     Granted........................................... 1,017,500       3.27
     Canceled..........................................  (177,951)      3.23
                                                        ---------
   Outstanding at December 31, 1996.................... 3,134,152       2.32
                                                        =========

                                                             RANGE      OPTIONS
                                                          ------------ ---------
   Exercisable at December 31, 1994...................... $ 0.08-$6.88 1,244,797
   Exercisable at December 31, 1995...................... $ 0.08-$6.38 1,797,977

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

             (IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1997 AND 1996 IS UNAUDITED)

                                                                    WEIGHTED
                                                                    AVERAGE
                                   RANGE     OPTIONS   PROCEEDS  EXERCISE PRICE
                                ----------- --------- ---------- --------------
   Exercisable at December 31,
    1996......................  $0.10-$0.10   500,000 $   50,000     $0.10
                                $0.72-$1.90   475,367    567,341      1.19
                                $2.08-$4.13   617,636  1,741,067      2.82
                                $4.88-$6.88    40,977    258,074      6.30
                                            --------- ----------
                                            1,633,980 $2,616,482      1.60

  Weighted average fair value of options granted during 1995 and 1996 is $1.42 and $1.70 per share, respectively.

  The following information applies to options outstanding at December 31, 1996:

   Range of exercise prices ..  $0.10 -$0.10 $0.72-$1.90 $2.08-$4.13 $4.88-$6.88
   Options outstanding .......       500,000     476,338   2,043,685     114,129
   Weighted average exercise
    price ....................  $       0.10 $      1.19 $      3.02 $      4.39
   Weighted average remaining
    contractual life (years)
    ..........................             1           7           9           6
   Options exercisable .......       500,000     475,367     617,636      40,977
   Weighted average exercise
    price ....................  $       0.10 $      1.19 $      2.82 $      6.30

  Common shares subject to warrants are summarized below:

                                                          NUMBER       PRICE
                                                         OF SHARES   PER SHARE
                                                         ---------  -----------
Outstanding at January 1, 1994..........................   386,533  $1.50-$7.00
Granted.................................................   125,000        $3.25
                                                         ---------
Outstanding at December 31, 1994........................   511,533  $1.50-$7.00
Exercised...............................................   (34,675)       $2.42
Granted.................................................   720,672  $2.42-$3.00
Canceled................................................  (100,000)       $3.25
                                                         ---------
Outstanding at December 31, 1995........................ 1,097,530  $1.50-$7.00
Exercised...............................................   (58,825)       $2.42
Granted.................................................       --           --
Canceled................................................       --           --
                                                         ---------
Outstanding at December 31, 1996........................ 1,038,705  $1.50-$7.00
                                                         =========

  All warrants are exercisable at grant.

NOTE J--LOSS PER COMMON SHARE

  Loss per common share is based upon the weighted average number of common and dilutive common equivalent shares outstanding. The preferred dividend requirements on the preferred stock are deducted in computing loss per common share. The effect of outstanding options and warrants are antidilutive for all periods presented.

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

             (IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1997 AND 1996 IS UNAUDITED)
NOTE K--INCOME TAXES

  Phoenix accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using current enacted tax rates. A valuation allowance is established to reduce net deferred tax assets to their estimated realizable value.

  As of December 31, 1996, Phoenix has available to offset future federal taxable income, net operating loss carryforwards (NOLs) of approximately $20,400,000 which expire in varying amounts from 2002 through 2011. The NOLs may be subject to limitations as a result of provisions of the Internal Revenue Code relating to changes in ownership and utilization of losses by successor entities.

  Phoenix's effective income tax rate is different from the federal statutory income tax rate because of the following factors:

                                                  YEAR ENDED DECEMBER 31,
                                                  ---------------------------
                                                   1994      1995      1996
                                                  -------   -------   -------
   Federal tax rate applied to loss before
    taxes........................................   (34.0)%   (34.0)%   (34.0)%
   State tax rate applied to allowable carry-
    forward losses...............................    (5.7)     (5.9)     (4.6)
   Valuation allowance for deferred taxes........    44.4      59.9      38.6
                                                  -------   -------   -------
   Effective tax rate............................     4.7%     19.6%      -- %
                                                  =======   =======   =======

  Deferred federal and state tax assets and valuation allowance are as follows:

                                                             DECEMBER 31,
                                                        -----------------------
                                                           1995        1996
                                                        ----------  -----------
   Current
     Allowance for bad debts........................... $  704,000  $ 1,326,000
   Noncurrent
     Noncurrent assets.................................    291,000    1,187,000
     Net operating loss carryforward...................  4,934,000    8,496,000
                                                        ----------  -----------
                                                         5,225,000    9,683,000
                                                        ----------  -----------
                                                         5,929,000   11,009,000
     Valuation allowance............................... (5,929,000) (11,009,000)
                                                        ----------  -----------
                                                        $      --   $       --
                                                        ==========  ===========

  In 1993, Phoenix's subsidiary, Americonnect, Inc., reduced its valuation allowance by $500,000 due to changes in circumstances subsequent to adoption of SFAS No. 109. The changes in circumstances related to increased cash flows, increased profitability, and anticipated continued increases. Due to operating losses in 1995, Americonnect was no longer able to determine if it would more likely than not realize the deferred asset. As a result of this change in estimate, the valuation allowance was increased by $500,000.

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

             (IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1997 AND 1996 IS UNAUDITED)

  The components of income tax benefit (expense) related to loss before cumulative effect of accounting change are as follows:

                                                      YEAR ENDED DECEMBER 31,
                                                      --------------------------
                                                        1994      1995     1996
                                                      --------  ---------  -----
   Current........................................... $(16,405) $     --   $ --
   Deferred..........................................      --    (500,000)   --
                                                      --------  ---------  -----
                                                      $(16,405) $(500,000) $ --
                                                      ========  =========  =====

  The increase in the valuation allowance was approximately $548,000, $1,917,000 and $5,080,000 for the years ended December 31, 1994, 1995 and
1996, respectively.

NOTE L--EMPLOYEE BENEFIT PLANS

  On June 1, 1993, Phoenix established a 401(k) tax savings plan for all employees. Employer and participant contributions to the plan vest immediately. The plan is a defined contribution plan covering all of its employees. Under this plan, employees with a minimum of one year of qualified service can elect to participate by contributing a minimum of one percent of their gross earnings up to a maximum of 20 percent.

  For those eligible plan participants, Phoenix will contribute an amount equal to 100 percent of each participant's personal contribution up to an annual maximum of $1,000. Phoenix's contributions to the 401(k) plan for the year ending December 31, 1994, 1995 and 1996 were approximately $23,000, $59,000 and $109,000, respectively.

NOTE M--DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

    Line of credit--Carrying amount approximates fair value because of the short maturity of this instrument.

    Long-term debt--Carrying amount approximates fair value because the interest rate at December 31, 1996 approximates the market rate.

NOTE N--RELATED PARTIES

  Two members of Phoenix's Board of Directors also serve on the Board of Directors of U.S. One Communications, with whom Phoenix has entered into an agreement to lease capacity on switching equipment.

NOTE O--FOURTH QUARTER ADJUSTMENTS

  During the fourth quarter of 1996, Phoenix recorded adjustments increasing their net loss by approximately $1,200,000 related to receivables, $500,000 related to deferred commissions and $300,000 related to Local Exchange Carriers' billing charges.

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

             (IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1997 AND 1996 IS UNAUDITED)

NOTE P--SUBSEQUENT EVENTS (UNAUDITED)

  In March 1997, Phoenix raised $2,850,000, net of expenses, through the issuance of a new Series G Preferred Stock with terms similar to previous preferred stock issuances by Phoenix, including being convertible into common stock. In July 1997, Phoenix raised $2,375,000, net of expenses, through the issuance of a new Series I Preferred Stock also with terms similar to previous preferred stock issuances by Phoenix, including being convertible into common stock. Both the Series G and the Series I Preferred Stock agreements also included the issuance of warrants for the purchase of a total of 172,500 shares of common stock.

  On January 6, 1998, Phoenix announced that it had entered into a definitive agreement to merge with Qwest Communications International Inc., a facilities-based provider of communications services to interexchange carriers and commercial businesses. Under the agreement, Phoenix stockholders will receive Qwest common stock having an aggregate market value equal to $28.5 million, subject to certain adjustments and limitations described in the agreement, and up to $4 million in cash, contingent upon the outcome of certain litigation. Completion of the transaction is expected by May 1998 and is conditioned upon obtaining governmental and stockholder approval.

                                   GLOSSARY

Access charges.............  The fees paid by long distance carriers to LECs for originating and terminating long distance calls on the LEC's local networks.

ACI........................  Automated Communications, Inc., a wholly-owned subsidiary of Phoenix.

ACI Legal Claims...........  This term has the meaning stated on page 140 of the Proxy Statement/Prospectus.

Acquisition Value..........  This term has the meaning stated on page 4 of the
                             Proxy Statement/Prospectus.

Aggregate Number...........  This term has the meaning stated on page 5 of the
                             Proxy Statement/Prospectus.

AGIS.......................  Apex Global Internet Services, Inc.

AmeriConnect Merger........  Phoenix's merger with AmeriConnect, Inc.

AMEX.......................  The American Stock Exchange.

Anschutz Entities..........  This term has the meaning stated on page 121 of the Proxy Statement/Prospectus.

Antitrust Division.........  The Antitrust Division of the U.S. Department of
                             Justice.

ATM (Asynchronous Transfer
 Mode).....................  An information transfer standard that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bytes of a standard fifty-three-byte long packet or cell. The ATM format can be used by many different information systems, including local area networks, to deliver traffic at varying rates, permitting a mix of voice, data and video (multimedia).

AT&T.......................  AT&T Corporation.

Average Market Price.......  This term has the meaning stated on page 5 of the
                             Proxy Statement/Prospectus.

Backbone...................  The through-portions of a transmission network, as opposed to spurs which branch off the through-portions.

Band.......................  A range of frequencies between two defined limits.

Bandwidth..................  The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

Bit Error Rate.............
                             A measure of transmission quality stated as the expected probability of error per bit transmitted.

Bridge Loan Amount.........
                             This term has the meaning stated on page 33 of the Proxy Statement/Prospectus.

Bright.....................  Bright Telecom L.P.

CAC........................  Carrier Access Code.

Capacity...................  Refers to transmission.

Carrier....................  A provider of communications transmission services by fiber, wire or radio.

Carrier Services...........  This term has the meaning stated on page 2 of the
                             Proxy Statement/Prospectus.

CLEC (Competitive Local
 Exchange Carrier).........  A company that competes with LECs in the local services market.

Closing Date...............  This term has the meaning stated on page 4 of the
                             Proxy Statement/Prospectus.

Code.......................  The Internal Revenue Code of 1986, as amended

Commission.................  Securities and Exchange Commission.

Common Carrier.............  A government-defined group of private companies offering telecommunications services or
                             facilities to the general public on a non-discriminatory basis.

Commercial Services........  This term has the meaning stated on page 2 of the
                             Proxy Statement/Prospectus.

Comparable Transaction       This term has the meaning stated on page 46 of
 Group.....................  the Proxy Statement/Prospectus.

Contingent Cash              This term has the meaning stated on the cover
 Consideration.............  page of the Proxy Statement/Prospectus.

Contingent Cash
 Consideration Date........  This term has the meaning stated on page 5 of the
                             Proxy Statement/Prospectus.

Dark Fiber.................  Fiber that lacks the requisite electronic and optronic equipment necessary to use the fiber for transmission.

DGCL.......................  General Corporation Law of the State of Delaware.

Digital....................  Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/ switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

Director Equity Plan.......
                             This term has the meaning stated on page 125 of the Proxy Statement/Prospectus.

Dissenting Holder..........  This term has the meaning stated on page 66 of the Proxy Statement/Prospectus.

DS-0, DS-1, DS-3...........  Standard telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS-0 service has a bit rate of 64 kilobits per second and typically transmits only one voice conversation at a time. DS-1 service has a bit rate of 1.544 megabits per second and typically transmits 24 simultaneous voice conversations. DS-3 service has a bit rate of 45 megabits per second and typically transmits 672 simultaneous voice conversations.

DS-3 miles.................  A measure of the total capacity and length of a transmission path, calculated as the capacity of the transmission path in DS-3s multiplied by the length of the path in miles.

DWDM (Dense Wave Division
 Multiplexing).............  A technique for transmitting 8 or more different light wave frequencies on a single fiber to increase the information carrying capacity.

ECO........................  This term has the meaning stated on page 92 of the Proxy Statement/Prospectus.

Effective Time.............  This term has the meaning stated on the cover page of the Proxy Statement/Prospectus.

Effective Time Adjusted
 Average Market Price......  This term has the meaning stated on page 5 of the
                             Proxy Statement/Prospectus.

Equal access...............  The basis upon which customers of interexchange carriers are able to obtain access to their Primary Interexchange Carriers' (PIC) long distance telephone network by dialing "1", thus eliminating the need to dial additional digits and an authorization code to obtain such access.

Equipment Credit Facility..  This term has the meaning stated on page 108 of the Proxy Statement/Prospectus.

Equity Incentive Plan......  This term has the meaning stated on page 120 of the Proxy Statement/Prospectus.

Exchange Act...............  The Securities Exchange Act of 1934, as amended.

Facilities-based carrier...  Companies, such as AT&T, that provide long distance service over their own IMTs and utilize owned or leased switches.

Facilities-based reseller..  Companies that utilize IMTs of third parties but that operate owned or leased switches. Also known as a switched reseller.

FBCs (Facilities Based       Facilities based carriers that own and operate
 Carriers).................  their own network and equipment.

FCC........................  Federal Communications Commission.

First Mile Connection......  The portion of a long distance telephone call from origination at an originator's telephone through the local access network of the LEC.

Frame Relay................
                             A high-speed, data packet switching service used to transmit data between computers. Frame Relay supports data units of variable lengths at access speeds ranging from 56 kilobits per second to 1.5 megabits per second. This service is well-suited for connecting local area networks, but is not presently well-suited for voice and video applications due to the variable delays which can occur. Frame Relay was designed to operate at high speeds on modern fiber optic networks.

Frontier...................  Frontier Communications together with its affiliates.

FTC........................  U.S. Federal Trade Commission.

GTE........................  GTE Corporation and its affiliates.

Gbps.......................  Gigabits per second, which is a measurement of speed for digital signal transmission expressed in billions of bits per second.

Hertz......................  The unit for measuring the frequency with which an electromagnetic signal cycles through the zero-value state between lowest and highest states. One Hz (Hertz) equals one cycle per second. Khz (kilohertz) stands for thousands of Hertz; Mhz (megahertz) stands for millions of Hertz.

HSR Act....................  Hart-Scott-Rodino Antitrust Improvements Act of
                             1976, as amended. 15 U.S.C. (S)18a.

IMT........................  Inter-machine trunk. A transmission facility between switches.

Indemnified Liability......  This term has the meaning stated on page 60 of the Proxy Statement/Prospectus.

Indemnified Person.........  This term has the meaning stated on page 60 of the Proxy Statement/Prospectus.

Initial Merger Agreement...  This term has the meaning stated on page 41 of the Proxy Statement/Prospectus.

Initial Public Offering....  The initial public offering of Qwest in June
                             1997.

Innova.....................  Innova, Inc.

Interconnect...............  Connection of a telecommunications device or service to the public switched telephone network ("PSTN").

Interexchange carrier......  A company providing inter-LATA or long distance services between LATAs on an intrastate or interstate basis.

Inter-LATA.................  Originates in one LATA and terminates within another.

Intra-LATA.................  Originates and terminates within the same LATA.

IRS........................
                             This term has the meaning stated on page 63 of the Proxy Statement/Prospectus.

ISI........................
                             Interstate Savings, Inc.

ISP (Internet Service        A company that provides businesses and consumers
 Provider).................  with access to the Internet.

Issuance...................  This term has the meaning stated on page i.

J.C. Bradford..............  J.C. Bradford & Co., L.L.C., Phoenix's investment banker in connection with the Merger.

J.C. Bradford Engagement     This term has the meaning stated on page 46 of
 Letter....................  the Proxy Statement/Prospectus.

Kbps.......................  Kilobits per second, which is a measurement of speed for digital signal transmission expressed in thousands of bits per second.

KN.........................  KN Energy, Inc.

LATAs (Local Access and
 Transport Areas)..........  The approximately 200 geographic areas that define the areas between which the RBOCs currently are prohibited from providing long distance services.

LCI........................  LCI International, Inc.

LDDS Liability.............  This term has the meaning stated on page 5 of the
                             Proxy Statement/Prospectus.

LDDS Litigation............  This term has the meaning stated on page 4 of the
                             Proxy Statement/Prospectus.

Leased IMTs................  IMTs provided for a fixed monthly payment.

Leased switching             Switching equipment provided under arrangements
 equipment.................  which give the lessee effective control over the switching equipment.

LEC (Local Exchange          A company historically providing local telephone
 Carrier)..................  services and access to end users through its local access network.

Lit fiber..................  Fiber activated or equipped with the requisite electronic and optronic equipment necessary to use the fiber for transmission.

Local access charge........  See "Access charges."

Local access network.......  The local networks of LECs which provide access between persons' telephones and the switching equipment of long distance providers.

Local loop.................  A circuit that connects an end user to the LEC central office within a LATA.

Long haul..................  The portion of a long distance telephone call between the originating and terminating local exchange carriers. Also referred to as transport.

Long-haul circuit..........
                             A dedicated telecommunications circuit generally between locations in different LATAs.

Lucent.....................  This term has the meaning stated on page 2 of the
                             Proxy Statement/Prospectus.

Mbps.......................  Megabits per second, which is a measurement of speed for digital signal transmission expressed in millions of bits per second.

MCI........................  MCI Communications Corporation.

MCI Agreement..............  This term has the meaning stated on page 133 of the Proxy Statement/Prospectus.

MCI Payable................  This term has the meaning stated on page 5 of the
                             Proxy Statement/Prospectus.

MCI Shortfall Amount.......  This term has the meaning stated on page 134 of the Proxy Statement/Prospectus.

McGettigan Wick............  This term has the meaning stated on page 12 of the Proxy Statement/Prospectus.

Merger Agreement...........  This term has the meaning stated on the cover page of the Proxy Statement/Prospectus.

Merger Consideration.......  This term has the meaning stated on the cover page of the Proxy Statement/Prospectus.

Microwave System...........  This term has the meaning stated on page 78 of the Proxy Statement/Prospectus.

Midcom.....................  Midcom Communications Inc.

MOU........................  Minutes of use of long distance service.

Multiplexing...............  An electronic or optical process that combines a large number of lower speed transmission lines into one high speed line by splitting the total available bandwidth into narrower bands (frequency division), or by allotting a common channel to several different transmitting devices, one at a time in sequence (time division).

National Accounts..........  This term has the meaning stated on page 133 of the Proxy Statement/Prospectus.

Network Construction         This term has the meaning stated on page 2 of the
 Services..................  Proxy Statement/Prospectus.

New Billing and Customer
 Care Platform.............
                             This term has the meaning stated on page 148 of the Proxy Statement/Prospectus.

New Exchange Notes.........
                             This term has the meaning stated on page 75 of the Proxy Statement/Prospectus.

New Senior Discount Notes..  This term has the meaning stated on page 74 of the Proxy Statement/Prospectus.

New Senior Discount
 Registration Default......  This term has the meaning stated on page 75 of the Proxy Statement/Prospectus.

1993 Capacity Sale.........  This term has the meaning stated on page 19 of the Proxy Statement/Prospectus.

NOLs.......................  This term has the meaning stated on page 150 of the Proxy Statement/Prospectus.

Nortel.....................  This term has the meaning stated on page 2 of the
                             Proxy Statement/Prospectus.

NSN........................  NEWSUPERNET.

OC-3, OC-12, OC-48 and
 OC-192....................  OC is a measure of SONET transmission optical carrier level, which is equal to the
                             corresponding number of DS-3s (e.g., OC-3 is equal to 3 DS-3s and OC-48 is equal to 48 DS-3s).

"1 plus" service...........  The service by which a person may place a long distance telephone call by dialing "1," the area code (if necessary), and the telephone number of the person being called, without the necessity of dialing special access codes or identification numbers.

Opinion....................  This term has the meaning stated on page 62 of the Proxy Statement/Prospectus.

Order......................  This term has the meaning stated on page 140 of the Proxy Statement/Prospectus.

Origination................  The portion of a telephone call consisting of
                             First Mile Connection and switching by a long distance provider onto transmission facilities for transport.

PCS Services...............  Personal communication services. Emerging technologies providing wireless access to the local and long distance telephone systems.

Phoenix....................  Phoenix Network, Inc.

Phoenix AmeriConnect         This term has the meaning stated on page 55 of
 Rights....................  the Proxy Statement/Prospectus.

Phoenix Annual Meeting.....  This term has the meaning stated on the cover page of the Proxy Statement/Prospectus.

Phoenix Board..............  The board of directors of Phoenix.

Phoenix Bylaws.............
                             The bylaws of Phoenix.

Phoenix Certificate of
 Incorporation.............  The certificate of incorporation of Phoenix.

Phoenix Credit Facility....  This term has the meaning stated on page 33 of the Proxy Statement/Prospectus.

Phoenix Common Stock.......  This term has the meaning stated on the cover page of the Proxy Statement/Prospectus.

Phoenix's IMT's............  This term has the meaning stated on page 132 of the Proxy Statement/Prospectus.

Phoenix Record Date........  This term has the meaning stated on page 2 of the
                             Proxy Statement/Prospectus.

Phoenix Series F Warrants..  This term has the meaning stated on page 55 of the Proxy Statement/Prospectus.

Phoenix Stockholders.......  This term has the meaning stated on the cover page of the Proxy Statement/Prospectus.

Phoenix Sunrise Warrants...  This term has the meaning stated on page 55 of the Proxy Statement/Prospectus.

PNAC.......................  Phoenix Network Acquisition Corp., a wholly-owned subsidiary of Phoenix.

Prior Plan.................  This term has the meaning stated on page 119 of the Proxy Statement/Prospectus.

Provisions.................  The process of setting up a new customer on the company's billing system and successfully completing the change of designated long distance carrier through the LEC.

PUC........................  State public utilities commission.

Provisioning...............  The process of setting up a new customer on the company's billing system and successfully completing the change of designated long distance carrier through the LEC.

QC.........................  Qwest Corporation, a wholly-owned subsidiary of
                             Qwest.

QCC........................  Qwest Communications Corporation, a wholly-owned subsidiary of Qwest.

Qwest......................  Qwest Communications International Inc.

Qwest Board................  The board of directors of Qwest.

Qwest Bylaws...............  The bylaws of Qwest.

Qwest Certificate of         The certificate of incorporation of Qwest.
 Incorporation.............

Qwest Certificates.........
                             This term has the meaning stated on page 54 of the Proxy Statement/Prospectus.

Qwest Common Stock.........
                             Common Stock, par value $.01 per share, of Qwest. All references to Qwest Common Stock, unless otherwise indicated, shall be deemed to refer to Qwest Common Stock after giving effect to the Qwest Stock Split. In case of any capital reorganization or any reclassification (other than a change in par value) of the capital stock of Qwest, or of any exchange or conversion of Qwest Common Stock for or into securities of another corporation, or in case of the consolidation or merger of Qwest with or into any other person (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Qwest Common Stock), each share of "Qwest Common Stock" that shall then be included as a part of any unpaid Merger Consideration shall refer to the kind and amount of shares of stock, other securities, cash and other property receivable upon such capital reorganization, reclassification of capital stock, consolidation or merger, as the case may be, by a holder of a share of Qwest Common Stock immediately prior to the effective date of such capital reorganization, reclassification of capital stock, consolidation or merger, assuming (1) such holder of Qwest Common Stock is not a person with which Qwest consolidated or into which Qwest merged or which merged into Qwest, as the case may be (a "constituent entity"), or an affiliate of a constituent entity, and (2) such person failed to exercise his rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon such capital reorganization, reclassification of capital stock, consolidation or merger.

Qwest Network..............  This term has the meaning stated on page 2 of the
                             Proxy Statement/Prospectus.

Qwest Preferred Stock......  Preferred Stock, par value $.01 per share, of
                             Qwest.

Qwest Stock Split..........  This term has the meaning stated on page 1 of the
                             Proxy Statement/Prospectus.

Qwest Subsidiary...........  Qwest 1997-5 Acquisition Corp., a wholly-owned subsidiary of Qwest.

RBOCs (Regional Bell
 Operating Companies)......  The seven local telephone companies (formerly part of AT&T) established as a result of the AT&T Divestiture Decree.

Regeneration/amplifier.....  Devices which automatically re-transmit or boost signals on an out-bound circuit.

Registration Statement.....  This term has the meaning stated on page i of the
                             Proxy Statement/Prospectus.

Reorganization.............
                             This term has the meaning stated on page 62 of the Proxy Statement/Prospectus.

Reseller...................
                             A carrier that does not own transmission facilities, but obtains communications services from another carrier for resale to the public.

Resurgens..................  Resurgens Capital Group, Inc.

Rule 144...................  This term has the meaning stated on page 32 of the Proxy Statement/Prospectus.

Section 203................  Section 203 of the DGCL.

Section 262................  Section 262 of the DGCL.

Securities Act.............  Securities Act of 1933, as amended.

Senior Discount Notes......  This term has the meaning stated on page 16 of the Proxy Statement/Prospectus.

Series I Preferred Stock...  Series I Convertible Preferred Stock, par value
                             $.001 par share, of Phoenix.

SG&A.......................  Selling, general and administrative expenses.

Shortfall Amounts..........  This term has the meaning stated on page 135 of the Proxy Statement/Prospectus.

SONET (Synchronous Optical
 Network Technology).......  An electronics and network architecture for variable-bandwidth products which enables transmission of voice, data and video (multimedia) at very high speeds.

SONET ring.................  A network architecture which provides for instantaneous restoration of service in the event of a fiber cut by automatically rerouting traffic the other direction around the ring. This occurs so rapidly (in 50 milliseconds) it is virtually undetectable to the user.

Southern Pacific...........  Southern Pacific Rail Corporation.

Spectrum...................  A term generally applied to radio frequencies.

Sprint.....................  Sprint Communications, Inc.

Sprint Communications......  Sprint Communications, L.P.

Sprint Communications
 Agreement.................  This term has the meaning stated on page 134 of the Proxy Statement/Prospectus.

Sprint Communications
 Shortfall Amount..........  This term has the meaning stated on page 135 of the Proxy Statement/Prospectus.

Sprint Payable.............  This term has the meaning stated on page 5 of the
                             Proxy Statement/Prospectus.

Stock Consideration........
                             This term has the meaning stated on the cover page of the Proxy Statement/Prospectus.

Superior Proposal..........
                             This term has the meaning stated on page 57 of the Proxy Statement/Prospectus.

SuperNet...................  SuperNet, Inc.

Surviving Corporation......  This term has the meaning stated on the cover page of the Proxy Statement/Prospectus.

Switch.....................  A device that selects the paths or circuits to be used for transmission of information and establishes a connection. Switching is the process of interconnecting circuits to form a transmission path between users and it also captures information for billing purposes.

Switched service carriers..  A carrier that sells switched long distance service and generally refers to a carrier that owns its switch.

Switchless resellers.......  A carrier that does not own facilities or switches, but purchases minutes in high volumes from other carriers and resells those minutes.

TAR........................  Total Accounting Rate.

Telecommunications Act.....  The Telecommunications Act of 1996.

Tele-Trend.................  Tele-Trend Communications, LLC

10XXX Service..............  The ability for a user to access any carrier's long distance network by dialing the carrier's Carrier Identification Code (CIC) which is a 1 plus 0 plus three specifically assigned digits, thereby bypassing the user's primary interexchange carrier.

Terabits...................  A trillion bits of transmission capacity.

Termination................  The portion of a telephone call consisting of
                             Last Mile Connection and switching by a long distance provider onto a local access network for termination.

Trunk......................  A communications channel between two switches.
                             "Trunking" calls reduces the likelihood of traffic blockage due to network congestion. A trunked system combines multiple channels with unrestricted access in such a manner that user demands for channels are automatically "queued" and then allocated to the first available channel.

Unbundled Access...........  Access to local access networks on an unbundled basis, i.e., on a basis that allows a long distance provider to interconnect with the local access network at any point and pay charges only for the portions of the local access network that it uses.

Union Pacific..............  Union Pacific Corporation.

US One.....................
                             US One Communications Corp.

Van Essen..................
                             This term has the meaning stated on page 4 of the Proxy Statement/Prospectus.

Van Essen Escrow             This term has the meaning stated on page 141 of
 Agreement.................  the Proxy Statement/Prospectus.

Van Essen Indemnification
 and Hold Harmless           This term has the meaning stated on page 4 of the
 Agreement.................  Proxy Statement/Prospectus.

Van Essen Note.............  This term has the meaning stated on page 173 of the Proxy Statement/Prospectus.

Voting Agreement...........
                             This term has the meaning stated on page 11 of the Proxy Statement/Prospectus.

WorldCom...................  WorldCom, Inc., together with its subsidiaries, including WilTel (formerly, LDDS Communications, Inc.).

WTO........................
                             The World Trade Organization.

WTO Agreement..............  This term has the meaning stated on page 94 of the Proxy Statement/Prospectus.

                                                                      EXHIBIT A

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

                                  DATED AS OF

                               DECEMBER 31, 1997

                                     AMONG

                            PHOENIX NETWORK, INC.,

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

                                      AND

                        QWEST 1997-5 ACQUISITION CORP.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
                                   ARTICLE I

              The Transactions...........................................   A-5
 Section 1.1  The Merger.................................................   A-5
 Section 1.2  Qwest/Principal Stockholders Transactions..................  A-11

                                   ARTICLE II

              Closing....................................................  A-11
 Section 2.1  Time of Closing............................................  A-11
 Section 2.2  Location of Closing........................................  A-11

                                  ARTICLE III

              Conditions of Closing......................................  A-11
 Section 3.1  Conditions Precedent to Closing............................  A-11

                                   ARTICLE IV

              Representations and Warranties of the Company..............  A-14
 Section 4.1  Existence and Power........................................  A-14
 Section 4.2  Authorization; Contravention...............................  A-14
 Section 4.3  Approvals..................................................  A-14
 Section 4.4  Binding Effect.............................................  A-15
 Section 4.5  Financial Information......................................  A-15
 Section 4.6  Absence of Certain Changes or Events.......................  A-16
 Section 4.7  Taxes......................................................  A-17
 Section 4.8  Undisclosed Liabilities....................................  A-19
 Section 4.9  Litigation.................................................  A-19
 Section 4.10 Compliance with Regulations................................  A-19
 Section 4.11 Licenses...................................................  A-19
 Section 4.12 Employee Matters...........................................  A-20
 Section 4.13 Capitalization.............................................  A-24
 Section 4.14 Subsidiaries...............................................  A-25
 Section 4.15 Property...................................................  A-26
 Section 4.16 Securities.................................................  A-26
 Section 4.17 Proprietary Rights.........................................  A-27
 Section 4.18 Insurance..................................................  A-27
 Section 4.19 Debt.......................................................  A-28
 Section 4.20 Environmental Matters......................................  A-28
 Section 4.21 Books and Records..........................................  A-29
 Section 4.22 Material Contracts.........................................  A-29
 Section 4.23 Restrictions on Business Activities........................  A-30
 Section 4.24 Transactions with Affiliates...............................  A-30
 Section 4.25 Certain Financial Matters..................................  A-30
 Section 4.26 Misstatements..............................................  A-31
 Section 4.27 SEC Documents..............................................  A-31
 Section 4.28 Proxy Statement/Prospectus; Registration Statement; Other
               Information...............................................  A-32
 Section 4.29 Board Approval.............................................  A-32
 Section 4.30 Required Vote..............................................  A-32
 Section 4.31 Business Combination Transactions..........................  A-32
 Section 4.32 Aggregate Material Adverse Effect..........................  A-32
 Section 4.33 Fees for Financial Advisors, Brokers and Finders...........  A-33

                                                                           PAGE
                                                                           ----
 Section 4.34 Ownership of Qwest Common Stock............................  A-33
 Section 4.35 Anti-Takeover Provisions...................................  A-33
 Section 4.36 Continuing Representations and Warranties..................  A-33

                                   ARTICLE V

              Representations and Warranties of Qwest and Qwest
               Subsidiary................................................  A-34
 Section 5.1  Corporate Existence and Power..............................  A-34
 Section 5.2  Authorization; Contravention...............................  A-34
 Section 5.3  Approvals..................................................  A-34
 Section 5.4  Binding Effect.............................................  A-34
 Section 5.5  Financial Information......................................  A-35
 Section 5.6  Absence of Certain Changes or Events.......................  A-35
 Section 5.7  Litigation.................................................  A-35
 Section 5.8  Compliance with Regulations................................  A-35
 Section 5.9  Capitalization.............................................  A-36
 Section 5.10 SEC Documents..............................................  A-36
 Section 5.11 Proxy/Statement/Prospectus; Registration Statement; Other
               Information...............................................  A-37
 Section 5.12 Ownership of Company Common Stock..........................  A-37
 Section 5.13 Misstatements..............................................  A-37
 Section 5.14 Continuing Representations and Warranties..................  A-37

                                   ARTICLE VI

              Covenants of the Parties...................................  A-38
 Section 6.1  Covenants of the Parties...................................  A-38
 Section 6.2  Proxy Statement/Prospectus; Registration Statement.........  A-40
 Section 6.3  Letters of Accountants.....................................  A-40

                                  ARTICLE VII

              Additional Covenants of the Company........................  A-40
 Section 7.1  Affirmative Covenants of the Company.......................  A-40
 Section 7.2  Negative Covenants of the Company..........................  A-43

                                  ARTICLE VIII

              Additional Covenants of Qwest..............................  A-48
 Section 8.1  Affirmative Covenants of Qwest.............................  A-48
 Section 8.2  Directors' and Officers' Insurance; Indemnification........  A-48
 Section 8.3  Employee Benefits Matters..................................  A-49
 Section 8.4  SEC Documents..............................................  A-50
 Section 8.5  Transfer of Surviving Corporation..........................  A-50

                                   ARTICLE IX

              Termination................................................  A-50
 Section 9.1  Termination................................................  A-50
 Section 9.2  Fees; Expenses; Other Amounts..............................  A-52

                                                                            PAGE
                                                                            ----
                                   ARTICLE X

               Miscellaneous..............................................  A-53
 Section 10.1  Notices....................................................  A-53
 Section 10.2  No Waivers; Remedies; Specific Performance.................  A-53
 Section 10.3  Amendments, Etc. ..........................................  A-53
 Section 10.4  Successors and Assigns; Third Party Beneficiaries..........  A-53
 Section 10.5  Accounting Terms and Determinations........................  A-54
 Section 10.6  Governing Law..............................................  A-54
 Section 10.7  Counterparts; Effectiveness................................  A-54
 Section 10.8  Severability of Provisions.................................  A-54
 Section 10.9  Headings and References....................................  A-54
 Section 10.10 Entire Agreement...........................................  A-54
 Section 10.11 Survival...................................................  A-54
 Section 10.12 Exclusive Jurisdiction.....................................  A-55
 Section 10.13 Waiver of Jury Trial.......................................  A-55
 Section 10.14 Affiliate..................................................  A-55
 Section 10.15 Non-Recourse...............................................  A-55

                                     ANNEX

Annex 1............................................................. Definitions

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

  Amended and Restated Agreement and Plan of Merger dated as of December 31, 1997 among Phoenix Network, Inc., a Delaware corporation (together with its successors and assigns, the "Company"), Qwest Communications International Inc., a Delaware corporation (together with its successors and assigns, "Qwest"), and Qwest 1997-5 Acquisition Corp., a Delaware corporation and a direct, Wholly-Owned Subsidiary of Qwest (together with its successors and assigns, "Qwest Subsidiary").

  Terms not otherwise defined in this Agreement have the meanings stated in Annex 1 attached hereto.

                                   RECITALS

  A. The Company, Qwest and Qwest Subsidiary have entered into the Agreement and Plan of Merger dated as of December 31, 1997, pursuant to which Qwest Subsidiary shall merge (the "MERGER") with and into the Company.

  B. The Company has informed Qwest and Qwest Subsidiary that as of January 16, 1998 there are no shares of Company Series I Preferred Stock outstanding.

  C. On January 29, 1998, the parties amended and restated such Agreement and Plan of Merger in order (i) to delete certain references to the Company Series I Preferred Stock and certain requirements relating thereto, (ii) to reflect the Qwest Stock Split, (iii) to clarify the terms of the Merger Consideration and (iv) to make certain other amendments to such Agreement and Plan of Merger.

  D. As of February 10, 1998, the parties desire to further amend and restate such Agreement and Plan of Merger (i) to further clarify the terms of the Merger Consideration and (ii) to make certain other amendments to such Agreement and Plan of Merger.

                                   AGREEMENT

  In consideration of the premises and the agreements, provisions and covenants herein contained, the parties agree that such Agreement and Plan of Merger shall be, and hereby is, amended and restated in its entirety as follows:

                                   ARTICLE I

                               The Transactions

  SECTION 1.1 THE MERGER.

  (a) Merger. Subject to the terms and conditions set forth in this Agreement, on the Closing Date the Company and Qwest Subsidiary shall file a certificate of merger (the "CERTIFICATE OF MERGER") with the Secretary of State of the State of Delaware, and make all other filings or recordings required by the DGCL to effect the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the Certificate of Merger (the "EFFECTIVE TIME"). At the Effective Time:

    (1) Qwest Subsidiary shall be merged with and into the Company in accordance with the DGCL, whereupon (A) the separate existence of Qwest Subsidiary shall cease, (B) the Company shall be the surviving corporation (together with its successors and assigns, the "SURVIVING CORPORATION"), having all the rights, privileges and powers and being subject to all of the restrictions, disabilities and duties of the Company and Qwest Subsidiary, all as provided in the DGCL, (C) the certificate of incorporation and bylaws of Qwest Subsidiary as in effect immediately prior to the Merger shall be the certificate of incorporation and bylaws of the Surviving Corporation and (D) the directors and officers of Qwest Subsidiary at the Effective Time shall, from and after the Effective Time, be the initial directors and initial officers, respectively, of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation;

    (2) each outstanding share of common stock, par value $.001 per share, of the Company (the "COMPANY COMMON STOCK"), shall cease to be outstanding and, subject to the exceptions in Section 1.1(a)(5), shall be converted into the right to receive (A) the Conversion Number of shares of common stock, par value $.01 per share, of Qwest (the "QWEST COMMON STOCK") and
  (B) the Contingent Cash Consideration (clause (A) and clause (B) together, the "MERGER CONSIDERATION"). "CONVERSION NUMBER" means the number equal to the quotient obtained by dividing (i) the quotient obtained by dividing the Acquisition Value by the Effective Time Adjusted Average Market Price by
  (ii) the sum (the "AGGREGATE NUMBER") of (a) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time and (b) the number of shares of Company Common Stock that would be issued if all Company Series F Warrants, Company Sunrise Warrants and Company AmeriConnect Rights that are not exercised, exchanged, cancelled or otherwise terminated in accordance with Section 7.1(j) were exercised or exchanged in accordance with their terms immediately prior to the Effective Time. "ACQUISITION VALUE" means the amount by which (1) $28,500,000 exceeds
  (2) the sum of the aggregate amount paid and payable by the Company as of the Effective Time pursuant to (A) paragraph A.14.1 of Attachment A to the Resale Solutions Switched Services Agreement dated December 1996 between the Company and Sprint Communications Company L.P. with respect to the difference between the Company's Actual Net Usage (as defined therein) and $12,000,000 during months 1-12 of the term of such agreement (the "SPRINT PAYABLES OBLIGATION") and (B) Section 3 of the Carrier Agreement between the Company and MCI Telecommunications Corporation with respect to the difference between the Company's Usage Charges (as defined therein) and its Annual Commitment (as defined therein) during the term of such agreement (the "MCI PAYABLES OBLIGATION"). "EFFECTIVE TIME ADJUSTED AVERAGE MARKET PRICE" means (i) the Average Market Price per share of Qwest Common Stock at the Effective Time if such Average Market Price is equal to or greater than $26.25 and equal to or less than $33.75, (ii) $26.25 if the Average Market Price per share of Qwest Common Stock at the Effective Time is equal to or greater than $23.75 and less than $26.25, (iii) $33.75 if the Average Market Price per share of Qwest Common Stock at the Effective Time is equal to or less than $36.25 and greater than $33.75, (iv) $26.25 less fifty percent (50%) of the amount by which the Average Market Price per share of Qwest Common Stock at the Effective Time is less than $23.75 if such Average Market Price is less than $23.75, or (v) the sum of (x) $33.75 and
  (y) fifty percent (50%) of the amount by which the Average Market Price per share of Qwest Common Stock at the Effective Time is greater than $36.25 if such Average Market Price is greater than $36.25. "CONTINGENT CASH CONSIDERATION" means an amount equal to the quotient obtained by dividing
  (i) the sum of (1)(A) $4,000,000 minus (B) the LDDS Liability (as defined below) plus (C) any amounts recovered by any of Qwest and its subsidiaries on or before the Contingent Cash Consideration Date under the Van Essen Indemnification and Hold Harmless Agreement (net of all out-of-pocket costs, fees and expenses, including, without limitation, the fees and disbursements of counsel and the expenses of litigation, incurred in collecting such amounts, in each case to the extent not reimbursed pursuant to the Van Essen Indemnification and Hold Harmless Agreement) plus (2) interest on the amount determined in accordance with the preceding clause
  (1) at a rate of 7% per annum, compounded annually, from the Closing Date to, but excluding, the Contingent Cash Consideration Date by (ii) the Aggregate Number; provided that, if there has not occurred a settlement or other final, nonappealable resolution of the litigation styled LDDS/WorldCom, Inc. and Dial-Net, Inc. v. Automated Communication, Inc. and Judy Van Essen Kenyon, C.A. No. 3:93-CV-463 (WS) (U.S.D.C. S.D. Miss) (the "LDDS LITIGATION"), on or prior to the Contingent Cash Consideration Date, the Contingent Cash Consideration shall be an amount equal to zero dollars ($0). "LDDS LIABILITY" means the aggregate amount of any Loss of any of Qwest and its Subsidiaries (including, without limitation, any of the Company, the Surviving Corporation, Automated Communication, Inc. and their Subsidiaries) in connection with, arising from or related to (1) the LDDS Litigation or (2) any other Action based, in whole or in part, upon facts involved in the LDDS Litigation, in each case, including, without limitation, any damages or any fees, expenses or other disbursements of counsel. "CONTINGENT CASH CONSIDERATION DATE" means the date that is the earlier of (1) the third anniversary of the Closing Date and (2) the date as of which Qwest shall have determined, in the exercise of its reasonable judgment and after having exercised commercially reasonable efforts to obtain recovery under the Van Essen Indemnification and Hold Harmless Agreement, that it is not reasonably likely in the circumstances that Qwest and its Subsidiaries shall recover substantial additional amounts under such agreement on or before the third anniversary of the Closing Date (net of all out-of-pocket costs, fees and expenses, including, without limitation, the fees and disbursements of counsel and the expenses of litigation, incurred in connection with collecting such amounts, in each case to the extent not reimbursed or likely to be reimbursed pursuant to the Van Essen Indemnification and Hold Harmless Agreement on or before the third anniversary of the Closing Date); provided that in no event shall any of Qwest and its Subsidiaries be required to exercise more than commercially reasonable efforts with respect to such recovery;

    (3) each Warrant that is not exercised, exchanged, cancelled or otherwise terminated in accordance with Section 7(j) shall be exercisable into or exchangeable for such Merger Consideration as would be paid pursuant to
  Section 1.1(a)(2) in respect of the shares of Company Common Stock that would be issued if such Warrant had been exercised or exchanged in accordance with its terms immediately prior to the Effective Time;

    (4) the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company;

    (5) any shares of Company Common Stock held by the Company, Qwest, Qwest Subsidiary or their respective Wholly-Owned Subsidiaries (other than shares held in trust) shall be cancelled and no consideration shall be delivered in exchange therefor; and

    (6) each outstanding share of common stock of Qwest Subsidiary shall be converted into and exchangeable for one share of common stock of the Surviving Corporation.

  (b) No Further Ownership Rights in Company Common Stock. From and after the Effective Time, holders of a certificate or certificates that immediately before the Effective Time represented shares of Company Common Stock (the "CERTIFICATES") shall have no right to vote or to receive any dividends or other distributions with respect to any shares of Company Common Stock that were theretofore represented by such Certificates, other than any dividends or other distributions payable to holders of record as of a date prior to the Effective Time, and shall have no other rights in respect thereof other than as provided herein or by law. If, after the Effective Time, Certificates are presented to the Surviving Corporation, other than Certificates in respect of Dissenting Shares, the rights to which have been perfected or not withdrawn or lost under the DGCL, they shall be cancelled and exchanged for Merger Consideration as provided in Section 1.1(d). Until surrendered in accordance with the provisions of Section 1.1(d), each Certificate (other than Certificates representing Dissenting Shares or shares of Company Common Stock held by any of the Company, Qwest, Qwest Subsidiary and their respective Wholly-Owned Subsidiaries) shall represent for all purposes the right to receive only (1) certificates representing the number of whole shares of Qwest Common Stock into which such shares shall have been converted pursuant to
Section 1.1(a) (the "QWEST CERTIFICATES"), without interest, (2) the Contingent Cash Consideration per share of Company Common Stock, without any additional interest, (3) certain dividends and other distributions in accordance with Section 1.1(e), without interest, and (4) cash in lieu of fractional shares of Qwest Common Stock in accordance with Section 1.1(g), without interest. Holders of unsurrendered Certificates shall have no right to vote with respect to shares of Qwest Common Stock into which shares of Company Common Stock represented by such Certificates shall have been converted pursuant to Section 1.1(a).

  (c) Exchange Agent. Prior to the Effective Time, Qwest Subsidiary shall or, in the event Qwest Subsidiary shall fail to do so, Qwest shall (1) designate a bank or trust company to act as exchange agent in the Merger (the "EXCHANGE AGENT") and shall enter into a mutually acceptable agreement with the Exchange Agent pursuant to which, after the Effective Time, the Exchange Agent shall distribute the Merger Consideration on a timely basis and (2) according to the terms of the agreement with the Exchange Agent, deposit or cause to be deposited with the Exchange Agent as of the Effective Time, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Section 1.1, through the Exchange Agent, Qwest Certificates representing the number of whole shares of Qwest Common Stock issuable pursuant to Section 1.1(a) in exchange for outstanding shares of Company Common Stock. Such shares of Qwest Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, any Excess Shares and any cash (including cash proceeds from the sale of the Excess Shares) payable in respect of any share of Company Common Stock or in lieu of any fractional shares of Qwest Common Stock are referred to as the "EXCHANGE FUND".

  (d) Exchange Procedures. As soon as practicable after the Effective Time, the Exchange Agent shall be instructed to mail to each record holder (other than any holder of Dissenting Shares or any of the Company, Qwest, Qwest Subsidiary and their respective Wholly-Owned Subsidiaries) of a Certificate or Certificates a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed and completed in accordance with the instructions thereon, the holder of such Certificate shall be entitled to receive in exchange therefor a Qwest Certificate representing that number of whole shares of Qwest Common Stock which such holder has the right to receive pursuant to the provisions of Section 1.1(a), certain dividends or other distributions in accordance with Section 1.1(e) and cash in lieu of any fractional share in accordance with Section 1.1(g), and such Certificate shall forthwith be cancelled. No interest shall be paid or accrued on the Merger Consideration, on any such dividend or other distribution or on cash payable in lieu of any fractional share of Qwest Common Stock. All distributions to holders of Certificates shall be subject to any applicable federal, state, local and foreign tax withholding, and such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Certificates in respect of which such deduction and withholding was made. If the Merger Consideration is to be distributed to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of such distribution that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer (including signature guarantees, if required by the Surviving Corporation in its sole discretion) and that the person requesting such distribution shall pay any transfer or other taxes required by reason of such distribution to a person other than the registered holder of the Certificate surrendered or, in the alternative, establish to the satisfaction of Qwest Subsidiary that such tax has been paid or is not applicable. After the Effective Time, the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the distribution of the Merger Consideration.

  (e) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Qwest Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Qwest Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.1(g), and all such dividends, other distributions and cash in lieu of fractional shares of Qwest Common Stock shall be paid by Qwest to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with Section 1(d). Subject to the effect of applicable escheat or similar laws following surrender of any such Certificate, there shall be paid to the holder thereof
(1) at the time of such surrender, a Qwest Certificate representing whole shares of Qwest Common Stock issued in exchange therefor, without interest,
(2) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Qwest Common Stock and the amount of any cash payable in lieu of a fractional share of Qwest Common Stock to which such holder is entitled pursuant to Section 1.1(g), in each case without interest, and (3) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Qwest Common Stock, without interest. Qwest shall make available to the Exchange Agent cash for these purposes to the extent sufficient amounts are not then available in the Exchange Fund.

  (f) Payment of Contingent Cash Consideration. Notwithstanding anything in this Agreement to the contrary, Qwest shall, promptly following the Contingent Cash Consideration Date, pay to each holder of Company Common Stock whose shares shall be converted into the right to receive, at the Effective Time, the Merger Consideration pursuant to this Agreement, the Contingent Cash Consideration for each such share of Company Common Stock, without any additional interest. The right to receive the Contingent Cash Consideration is a personal right of each such holder and may not be assigned, sold, transferred or traded to any other person (other than pursuant to the laws of inheritance), and Qwest is not obligated to record or otherwise recognize any assignment or sale of such right (other than pursuant to the laws of inheritance).

  (g) No Fractional Shares.

    (1) No Qwest Certificates or scrip representing fractional shares of Qwest Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of Qwest shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Qwest.

    (2) As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess (the "EXCESS SHARES") of (A) the number of whole shares of Qwest Common Stock delivered to the Exchange Agent by Qwest pursuant to Section 1.1(a) over (B) the aggregate number of whole shares of Qwest Common Stock to be distributed to holders of Company Common Stock pursuant to Section 1.1(d). Following the Effective Time, the Exchange Agent shall, on behalf of former stockholders of the Company, sell the Excess Shares at then-prevailing prices on NASDAQ/NM, all in the manner provided in Section 1.1(g)(3).

    (3) The sale of the Excess Shares by the Exchange Agent shall be executed on NASDAQ/NM through one or more member firms of the NASD and shall be executed in round lots to the extent practicable. The Exchange Agent shall use reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent's sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the holders of Company Common Stock, the Exchange Agent shall hold such proceeds in trust for the holders of the Company Common Stock. The Surviving Corporation shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of the Excess Shares. The Exchange Agent shall determine the portion of such trust to which such holder of Company Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds comprising such trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Company Common Stock is entitled (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Company Common Stock are entitled.

    (4) Notwithstanding the provisions of Section 1.1(g)(2) and (3), the Surviving Corporation may by written notice delivered to the Company before the Effective Time, in lieu of the issuance and sale of Excess Shares and the making of the payments contemplated by Sections 1.1(g)(2) and (3), elect to pay each holder of Company Common Stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) would otherwise be entitled by (B) the Closing Price of Qwest Common Stock on the Closing Date, and, in such case, all references herein to the cash proceeds of the sale of the Excess Shares and similar references will be deemed to mean and refer to the payments calculated as set forth in this Section 1.1(g)(4).

    (5) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders of Company Common Stock subject to and in accordance with the terms of Section 1.1(e).

  (h) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by a stockholder who has the right (to the extent such right is available by law) to demand and receive payment of the fair value of such holder's stock pursuant to Section 262 of the DGCL (the "DISSENTING SHARES") shall not be converted into the right to receive the Merger Consideration provided for in Section 1.1(a)(2) (unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such right under the DGCL, as the case may be), but the holder thereof shall only be entitled to such rights as are granted by Delaware law. If such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right, such holder's shares of Company Common Stock shall thereupon be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration (without any interest thereon). If the holder of any shares of Company Common Stock shall become entitled to receive payment for such shares pursuant to Section 262 of the DGCL, then such payment shall be made by the Surviving Corporation.

  (i) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to Qwest, upon demand, and any holders of the Certificates who have not theretofore complied with this Section 1.1 shall thereafter look only to Qwest as general creditors thereof for payment of their claim for Merger Consideration or shares, any cash in lieu of fractional shares of Qwest Common Stock and any dividends or distributions with respect to Qwest Common Stock.

  (j) No Liability. None of the Company, Qwest, Qwest Subsidiary and the Exchange Agent shall be liable to any person in respect of any shares of Qwest Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date of which any Merger Consideration, any cash payable to the holder of such Certificate pursuant to this Section
1.1 or any dividends or distributions payable to the holder of such Certificate would otherwise escheat to or become the property of any governmental body or authority) any such Merger Consideration or cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of the claims or interest of any person previously entitled thereto.

  (k) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Qwest, on any daily basis. Any interest and other income arising from such investments shall be paid to Qwest.

  (l) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration with respect to such Certificates as may be required pursuant to Section 1.1(a); provided that the Surviving Corporation may, in its sole discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against any of Qwest, the Surviving Corporation and the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

  (m) Tax Matters. The parties intend that the Merger qualify as a reorganization under Section 368(a) of the Code. The parties hereby accept this Agreement as a "plan of reorganization" within the meanings of sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

  SECTION 1.2 QWEST/PRINCIPAL STOCKHOLDERS TRANSACTIONS. Concurrently with the execution and delivery of this Agreement, Qwest and each of the Principal Stockholders are executing and delivering an Amended and Restated Voting Agreement and Proxy substantially in the form of Exhibit A attached hereto (the "VOTING AGREEMENT"), pursuant to which, among other things, each of the Principal Stockholders is (1) agreeing to vote all the shares of Company Common Stock beneficially owned by such Principal Stockholder (collectively, the "RESTRICTED COMPANY SHARES") to approve this Agreement and the Merger and against any Business Combination Transaction (other than the Transactions),
(2) granting to each of Qwest and Qwest Subsidiary an irrevocable proxy in connection therewith and (3) agreeing to restrict the transfer of such Restricted Company Shares.

                                  ARTICLE II

                                    Closing

  SECTION 2.1 TIME OF CLOSING. The closing of the Merger shall take place (the "CLOSING") on the later of (1) the first Business Day following the day on which the last to be satisfied or waived of the conditions precedent to the obligations of the parties under this Agreement shall have been satisfied or waived, as the case may be, and (2) such other time as the parties may agree (the "CLOSING DATE").

  SECTION 2.2 LOCATION OF CLOSING. The Closing shall take place at the offices of Holme Roberts & Owen LLP at 1700 Lincoln Street, 41st Floor, Denver, Colorado 80203, or at such other location as approved by the parties.

                                  ARTICLE III

                             Conditions of Closing

  SECTION 3.1 CONDITIONS PRECEDENT TO CLOSING. The respective obligations of each party under this Agreement with respect to the Merger are subject to the satisfaction of each of the following conditions, unless waived by each of the parties that is the beneficiary of the satisfaction of such condition, at or before the Closing:

    (a) holders of a majority of the outstanding shares of Company Common Stock shall have approved this Agreement and the Merger in accordance with the DGCL and the certificate of incorporation and bylaws of the Company;

    (b) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending such effectiveness shall have been issued and remain in effect;

    (c) the shares of Qwest Common Stock issuable in the Merger shall have been approved for inclusion in NASDAQ/NM, if necessary, subject only to official notice of issuance;

    (d) each of the Company, its Subsidiaries, Qwest and Qwest Subsidiary shall have obtained from each Governmental Body or other person each Approval or taken all actions required to be taken in connection with each Approval, and all waiting, review or appeal periods under the Hart-Scott-Rodino Act or otherwise prescribed with respect to each Approval shall have terminated or expired, as the case may be, in each case with respect to an Approval that is required or advisable on the part of such person for (1) the due execution and delivery by such person of each

  Transaction Document to which it is or may become a party, (2) the conclusion of the Transactions, (3) the performance by such person of its obligations with respect to the Transactions under each Transaction Document to which it is or may become a party and (4) the exercise by such person of its rights and remedies with respect to the Transactions under each Transaction Document to which it is or may become a party or with respect to which it is or may become an express beneficiary, except in each case referred to in the preceding clauses (1), (2), (3) and (4) where the failure to obtain such Approval, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on such person;

    (e) except as disclosed in Section 4.9 of the Company's Disclosure Schedule or Section 5.7 of Qwest and Qwest Subsidiary's Disclosure Schedule, no Action shall be pending against the Company, its Subsidiaries, Qwest and Qwest Subsidiary or, to their knowledge, threatened against any of them or any other person that, individually or in the aggregate, if determined adversely to any of them, could reasonably be expected to have a Material Adverse Effect on any of the Company, its Subsidiaries, Qwest and Qwest Subsidiary;

    (f) except as disclosed in Section 4.3 of the Company's Disclosure Schedule or Section 5.3 of Qwest and Qwest Subsidiary's Disclosure Schedule, none of the Company, its Subsidiaries, Qwest and Qwest Subsidiary
  (1) is in violation or breach of or default with respect to (A) any Regulation of any Governmental Body or any decision, ruling, order or award of any arbitrator applicable to it or its business, properties or operations or (B) any agreement, indenture or other instrument to which it is a party or by which it or its properties may be bound or affected, (2) would be in violation or breach of or default with respect to any Regulation of any Governmental Body or any decision, ruling, order or award of any arbitrator applicable to it or its business, properties or operations in connection with or as a result of the conclusion of any of the Transactions or (3) has received notice that, in connection with or as a result of the conclusion of any of the Transactions, it is or would be in violation or breach of or default with respect to any Regulation of any Governmental Body or any decision, ruling, order or award of any arbitrator applicable to it or its business, properties or operations, except in each case referred to in the preceding clauses (1), (2) (3), and (4) for violations, breaches or defaults that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on such person;

    (g) except as disclosed in Section 4.6 of the Company's Disclosure Schedule, since December 31, 1996, no circumstance has existed and no event has occurred that has had, will have or could reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries;

    (h) each Transaction Document required to be executed and delivered prior to the Effective Time shall have been so executed and delivered by the respective parties thereto;

    (i) the representations and warranties of each other party contained in each Transaction Document to which such other party is a party shall be true and correct in all material respects on and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date;

    (j) each other party shall have performed, in all material respects, all of the covenants and other obligations required by each Transaction Document required to be performed by such other party at or before the Closing;

    (k) the Company shall have received an opinion from Grant Thornton LLP, in form and substance reasonably satisfactory to it, and dated the date of the Proxy Statement/Prospectus, to the effect that the Merger will qualify for federal income tax purposes as a reorganization within the meaning of
  Section 368(a) of the Code and that none of the Company, its Subsidiaries, Qwest and Qwest Subsidiary shall recognize gain or loss for federal income tax purposes as a result of the Merger, other than with respect to any cash paid as a part of the Merger Consideration or paid in lieu of fractional shares of Qwest Common Stock;

    (l) each party shall have received from each other party the following, each dated the Closing Date, in form and substance reasonably satisfactory to the receiving party:

      (1) a certificate of the Secretary or an Assistant Secretary of such other party with respect to (A) the certificate of incorporation or articles of incorporation, as the case may be, of such other party, (B) the bylaws of such other party, (C) the resolutions of the Board of Directors of such other party, approving each Transaction Document to which such other party is a party and the other documents to be delivered by it under the Transaction Documents, and (D) the names and true signatures of the officers of such other party who signed each Transaction Document to which such other party is a party and the other documents to be delivered by such other party under the Transaction Documents;

      (2) a certificate of the President or a Vice President of such other party to the effect that (A) the representations and warranties of such other party contained in the Transaction Documents to which it is a party are true and correct in all material respects as of the Closing Date and (B) such other party has performed, in all material respects, all covenants and other obligations required by the Transaction Documents to which it is a party to be performed by it on or before the Closing Date;

      (3) with respect to the Company, certified copies, or other evidence satisfactory to Qwest and Qwest Subsidiary, of all Approvals of all Governmental Bodies and other persons with respect to the Company referred to in Section 4.3;

      (4) with respect to Qwest, certified copies, or other evidence satisfactory to the Company, of all Approvals of all Governmental Bodies and other persons with respect to Qwest referred to in Section 5.3;

      (5) with respect to Qwest Subsidiary, certified copies, or other evidence satisfactory to the Company, of all Approvals of all Governmental Bodies and other persons with respect to Qwest Subsidiary referred to in Section 5.3;

      (6) a certificate of the Secretary of State of the jurisdiction in which such other party is incorporated, dated as of a recent date, as to the good standing of and payment of taxes by such other party and as to the charter documents of such other party on file in the office of such Secretary of State; and

      (7) with respect to the Company, a certificate of the President or a Vice President of the Company, substantially in the form of Exhibit 3.1(l)(7) attached hereto; and

    (m) Qwest and Qwest Subsidiary shall have received from the Company evidence of the following, in each case in form and substance reasonably satisfactory to Qwest and Qwest Subsidiary and, except as expressly contemplated by this Agreement, without cost or other liability to any of the Company, its Subsidiaries, Qwest and Qwest Subsidiary and any other person:

      (1) the resignation and general release by, each director and officer of any of the Company and its Subsidiaries and the termination of any related employment agreements in connection therewith, in each case effective at or immediately following the Effective Time;

      (2) a written agreement of each person who is identified as an "affiliate" on the list furnished by the company pursuant to Section 7.1(i), which is substantially in the form of Exhibit 3.1(m)(2) attached hereto;

      (3) the exercise, exchange, cancellation or other termination of all outstanding Stock Options and Warrants and all rights of participants in any stock option, stock purchase, stock appreciation rights, phantom stock, restricted stock or similar Company Employee Plan, in each case on terms approved by Qwest and Qwest Subsidiary, other than such number of Company Series F Warrants, Company Sunrise Warrants and Company AmeriConnect Rights as shall not be required by Section 7.1(j) to be cancelled or otherwise terminated; and
      (4) the receipt by the Company at or before the Company Stockholders Meeting of demands for appraisal pursuant to Section 262 of the DGCL by holders of Company Common Stock with respect to less than the number of shares of Company Common Stock referred to in Section 7.1(n).

                                  ARTICLE IV

                        Representations and Warranties
                                of the Company

  The Company represents and warrants to Qwest and Qwest Subsidiary as follows:

  SECTION 4.1 EXISTENCE AND POWER. Each of the Company and its Subsidiaries
(1) is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation or is a limited liability company or limited partnership formed and validly existing under the laws of the jurisdiction of its formation, (2) has all necessary power and authority (as a corporation, limited liability company or limited partnership, as the case may be) and all material licenses, authorizations, consents and approvals required to own, lease, license or use its properties now owned, leased, licensed or used and proposed to be owned, leased, licensed or used and to carry on its business as now conducted and proposed to be conducted,
(3) is duly qualified as a foreign corporation, limited liability company or limited partnership, as the case may be, under the laws of each jurisdiction in which qualification is required either to own, lease, license or use its properties now owned, leased, licensed and used or to carry on its business as now conducted, except where the failure to effect or obtain such qualification, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, and (4) has all necessary power and authority (as a corporation, limited liability company or limited partnership, as the case may be) to execute and deliver each Transaction Document to which it is or may become a party and to perform its obligations thereunder.

  SECTION 4.2 AUTHORIZATION; CONTRAVENTION. Subject to obtaining the Approvals referred to in Section 4.3, the execution and delivery by each of the Company and its Subsidiaries of each Transaction Document to which it is or may become a party and the performance by it of its obligations under each of those Transaction Documents have been duly authorized by all necessary corporate action and do not and will not (1) contravene, violate, result in a breach of or constitute a default under (A) its articles of incorporation, certificate of incorporation, bylaws, operating agreement or limited partnership agreement, as applicable, (B) any Regulation of any Governmental Body or any decision, ruling, order or award of any arbitrator by which any of the Company and its Subsidiaries or any of their properties may be bound or affected, including, without limitation, the Exchange Act, the Hart-Scott-Rodino Act and the DGCL, or (C) any agreement, indenture or other instrument to which any of the Company and its Subsidiaries is a party or by which any of the Company and its Subsidiaries or their properties may be bound or affected, including, without limitation, the Credit Agreement, or (2) result in or require the creation or imposition of any Lien on any of the properties now owned or hereafter acquired by any of the Company and its Subsidiaries, except in each case referred to in the preceding clauses (1) and (2) for contraventions, violations, breaches, defaults or Liens that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

  SECTION 4.3 APPROVALS. Except as expressly referred to in this Agreement or otherwise disclosed in Section 4.3 of the Company's Disclosure Schedule, no Approval of any Governmental Body or other person that has not been obtained as of the date of this Agreement is required or advisable on the part of any of the Company and its Subsidiaries for (1) the due execution and delivery by the Company or such Subsidiary, as the case may be, of any Transaction Document to which it is or may become a party, (2) the conclusion of the Transactions, (3) the performance by the Company or such Subsidiary, as the case may be, of its obligations under each Transaction Document to which it is or may become a party and (4) the exercise by Qwest or Qwest Subsidiary, as the case may be, of its rights under each Transaction Document to which Qwest or Qwest Subsidiary, as the case may be, is or may become a party, except in each case referred to in the preceding clauses (1), (2), (3) and (4) where the failure to obtain such Approval, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

  SECTION 4.4 BINDING EFFECT. Each Transaction Document to which any of the Company and its Subsidiaries is or may become a party is, or when executed and delivered in accordance with this Agreement will be, the legally valid and binding obligation of the Company or such Subsidiary, as the case may be, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally and general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law.

  SECTION 4.5 FINANCIAL INFORMATION.

  (a) The consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 1996 and the related consolidated statements of income (loss) and stockholders' equity and cash flows for the fiscal year then ended, reported on by Grant Thornton LLP, true and complete copies of which have been delivered to Qwest and Qwest Subsidiary, fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of that date and their consolidated results of operations and cash flows for the year then ended, in accordance with GAAP applied on a consistent basis except as described in the footnotes to the financial statements or as disclosed in Section 4.5 of the Company's Disclosure Schedule.

  (b) The unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of September 30, 1997 and the related consolidated statements of income (loss) and stockholders' equity and cash flows for the nine months then ended, true and complete copies of which have been delivered to Qwest and Qwest Subsidiary, fairly present, subject to normal year-end adjustments, the consolidated financial position of the Company and its consolidated Subsidiaries as of that date and their consolidated results of operations and cash flows for the nine months then ended.

  (c) The unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of October 31, 1997 and the related consolidated statements of income (loss) and stockholders' equity and cash flows for the ten months then ended, true and complete copies of which have been delivered to Qwest and Qwest Subsidiary, fairly present, subject to normal year-end adjustments, the consolidated financial position of the Company and its consolidated Subsidiaries as of that date and their consolidated results of operations and cash flows for the ten months then ended.

  (d) At the respective dates of the balance sheets referred to in this
Section 4.5, none of the Company and its Subsidiaries had any material Liability that, in accordance with GAAP applied on a consistent basis, should have been shown or reflected in the balance sheets but was not, except for the omission of notes in unaudited balance sheets with respect to contingent liabilities that in the aggregate did not materially exceed those so reported in the latest audited balance sheets previously delivered and that were of substantially the same type as so reported.

  (e) All receivables of the Company and its Subsidiaries (including accounts receivable, loans receivable and advances) which are reflected in the balance sheets referred to in this Section 4.5, and all such receivables which have arisen thereafter and prior to the Effective Time, have arisen or will have arisen only from bona fide transactions in the Ordinary Course, the carrying value of such receivables approximate their fair market values, subject to adequate reserves for the Company's receivables that have been established on the balance sheets in accordance with prior practice and GAAP.

  (f) The Company has made available to Qwest and Qwest Subsidiary copies of each management letter delivered to any of the Company and its Subsidiaries by Grant Thornton LLP in connection with the financial statements referred to in this Section 4.5 or relating to any review by them of the internal controls of the Company and its Subsidiaries during the three years ended

December 31, 1996, or thereafter, and has made available for inspection and, subject to the approval of Grant Thornton LLP, after the date of this Agreement will make available for inspection all reports and working papers produced or developed by them or management in connection with their examination of those financial statements, as well as all such reports and working papers for prior periods for which any liability of any of the Company and its Subsidiaries for Taxes has not been finally determined or barred by applicable statutes of limitation.

  (g) Since December 31, 1993, there has been no material disagreement (within the meaning of Item 304(a)(1)(iv) of Regulation S-K under the Securities Act) between any of the Company and its Subsidiaries, on the one part, and any of its independent accountants, on the other part, with respect to any aspect of the manner in which the Company or such Subsidiary, as the case may be, maintained or maintains its books and records or the manner in which the Company or the Subsidiary, as the case may be, has reported upon the financial condition and results of operations of any of the Company and its Subsidiaries since such date, that has not been resolved to the satisfaction of the relevant independent accountants.

  SECTION 4.6 ABSENCE OF CERTAIN CHANGES OR EVENTS.

  (a) Except as disclosed in Section 4.6 of the Company's Disclosure Schedule, since December 31, 1996, no circumstance has existed and no event has occurred that has had, will have or could reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries.

  (b) Except as disclosed in Section 4.6 of the Company's Disclosure Schedule, since December 31, 1996, or as otherwise contemplated by this Agreement, none of the Company and its Subsidiaries has done the following or entered into any agreement or other arrangement with respect to the following, except in each case with respect or pursuant to each Transaction Document to which it is or may become a party:

    (1) acquired or transferred any material asset, except in each case for fair value and in the Ordinary Course; or

    (2) incurred, assumed or guaranteed any Liability or paid, discharged or satisfied any Liability, except in each case in the Ordinary Course; or

    (3) created, assumed or suffered the existence of any Lien (other than Permitted Liens), except in each case in the Ordinary Course; or

    (4) waived, released, cancelled, settled or compromised any debt, claim or right of any material value, except in each case in the Ordinary Course; or

    (5) declared, made or set aside any amount for the payment of any Restricted Payment to any person other than any of the Company and its Wholly-Owned Subsidiaries; or

    (6) transferred or waived any right under any lease, license or agreement or any Proprietary Right or other intangible asset, except in each case in the Ordinary Course; or

    (7) paid or agreed to pay any bonus, extra compensation, pension, continuation, severance or termination pay, or otherwise increased the wage, salary, pension, continuation, severance or termination pay or other compensation (of any nature) to its stockholders, directors, officers or employees, except for increases made in the Ordinary Course; or

    (8) to the knowledge of the representing party, suffered (A) any damage, destruction or casualty loss (whether or not covered by insurance) of property the greater of cost or fair market value of which exceeds $50,000 individually or $100,000 in the aggregate for the Company and its Subsidiaries or (B) any taking by condemnation or eminent domain of any of its property or assets the greater of cost or fair market value of which exceeds $50,000 individually or $100,000 in the aggregate for the Company and its Subsidiaries; or

    (9) made any loan to or entered into any transaction with any of its stockholders having beneficial ownership of 5.0% or more of the shares of Company Common Stock or the shares of Company Preferred Stock, as the case may be, then issued and outstanding, directors, officers or employees giving rise to any claim or right of, by, or against any person in an amount or having a value in excess of $10,000 individually or $50,000 in the aggregate for the Company and its Subsidiaries, except for employment agreements entered into in the Ordinary Course with employees each receiving an annual base salary of less than $50,000; or

    (10) entered into any material agreement, arrangement, commitment, contract or transaction, amended or terminated any of the same (including, without limitation, any letter of intent or other agreement with respect to a Business Combination Transaction) or otherwise conducted any of its affairs, in any case not in the Ordinary Course; or

    (11) made any contribution to any Company Employee Plan, other than regularly scheduled contributions and contributions required to maintain the funding levels of any Company Employee Plan, or made or incurred any commitment to establish or increase the obligation of the Company or a Subsidiary to any Company Employee Plan; or

    (12) except as disclosed in the footnotes to the financial statements referred to in Section 4.5 or in Section 4.6 of the Company's Disclosure Schedule, changed any accounting methods or principles used in recording transactions on the books of the Company or a Subsidiary or in preparing the financial statements of the Company or a Subsidiary.

  (c) Except as disclosed in Section 4.6 of the Company's Disclosure Schedule, the occurrence of any fire, explosion, accident, strike, lockout, or other labor dispute, drought, storm, hail, earthquake, embargo, act of God or of the public enemy, or other casualty (whether or not covered by insurance), individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries.

  SECTION 4.7 TAXES.

  (a) Each of the Company and its Subsidiaries has (1) filed (or has caused to be filed) all Tax Returns that are required to be filed with any Governmental Body with respect to each of the Company and its Subsidiaries, except for the filing of Tax Returns as to which the failure to file, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, and (2) paid (or has caused to be paid) all Taxes of or with respect to each of the Company and its Subsidiaries required to be paid when due whether or not shown on such Tax Returns and all assessments received by it, except Taxes being contested in good faith by appropriate proceedings, for which adequate reserves or other provisions are maintained and which are specified in Section
4.7 of the Company's Disclosure Schedule.

  (b) None of the Company and its Subsidiaries is or has ever been a member of a "CONSOLIDATED GROUP" (as defined by Section 1504 of the Code) other than the consolidated group comprising the Company and its Subsidiaries. Federal income tax returns of the Company and its Subsidiaries are closed through the year ended December 31, 1993, either by the expiration of the applicable statute of limitations or closing agreement. The representing party knows of no basis for the assessment of any material amount of Taxes for any period covered by the Tax Returns that are referred to in Section 4.7(a) that is not reflected on those Tax Returns. None of the Company and its Subsidiaries is a party to any Action by any Governmental Body with respect to the payment of Taxes of or with respect to any of the Company and its Subsidiaries, and no claim has been asserted or threatened against it for assessment or collection of any Taxes. None of the Company and its Subsidiaries has executed or filed with the Internal Revenue Service or any other taxing authority any agreement extending the period of assessment or collection of any Taxes or any consent to have the provisions of Section 341(f) of the Code (or any similar provision of state, local or foreign law) applied to it.

  (c) All Taxes that the Company or a Subsidiary is required to withhold or collect have been withheld or collected and, to the extent required, have been paid over to the proper Governmental Body on a timely basis, and each of the Company and its Subsidiaries has withheld proper amounts from its employees, independent contractors, creditors, stockholders or other third parties for all periods in full compliance with tax withholding provisions of applicable Regulations, except for withholdings or collections as to which the failure to withhold or collect, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

  (d) No portion of the real property or plant, structures, fixtures or improvements of the Company or a Subsidiary is subject to any special assessment, the liability with respect to which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. The representing party has no knowledge or reason to know of any proposal for any such assessment.

  (e) Except as disclosed in Section 4.7 of the Company's Disclosure Schedule, none of the Company or its Subsidiaries has made, is obligated to make, or is a party to an agreement or arrangement that under any circumstances may obligate it to make any payment that will not be deductible for federal income tax purposes by virtue of Section 280G of the Code.

  (f) None of the Company or its Subsidiaries has any liability for the Taxes of any person other than the Company and its Subsidiaries (1) under Treasury Regulations (S)1.1502-6 (or any similar provision of state, local or foreign law), (2) as a transferee or successor, (3) by contract or (4) otherwise.

  (g) None of the Company and its Subsidiaries has adopted a plan of complete liquidation and none is a member of an entity required to file a U.S. partnership return that is expected to have taxable income for any taxable period beginning before the Closing Date and ending after the Closing Date that is materially in excess of cash distributions of such income to be made after the Closing Date.

  (h) Except as disclosed in Section 4.7(h) of the Company's Disclosure Schedule, (1) none of the Company and its Subsidiaries is obligated under any agreement with respect to industrial development bonds or other obligations with respect to which the excludability from gross income of the holder for federal or state income tax purposes could be affected by the execution and delivery of the Transaction Documents or the conclusion of any of the Transactions, (2) none of the Company and its Subsidiaries is, or has been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, (3) none of the Company and its Subsidiaries has filed or been included in a combined, consolidated or unitary return (or substantial equivalent thereof) of any person other than the Company and its Subsidiaries, (4) none of the Company and its Subsidiaries is liable for Taxes of any Person other than the Company and its Subsidiaries, or currently under any contractual obligation to indemnify any person with respect to Taxes, or a party to any tax sharing agreement or any other agreement providing for payments by the Company or any of its Subsidiaries with respect to the Company and Taxes, (5) with respect to Wholly-Owned Subsidiaries, none of the Company and its Subsidiaries is a party to any joint venture, partnership or other arrangement or contract which could be treated as a partnership for United States federal income tax purposes, (6) the prices for any property or services (or for the use of property) provided by any of the Company and its Subsidiaries to any other Subsidiary or to the Company have been arm's length prices determined using a method permitted by the Treasury Regulations under
Section 482 of the Code, (7) none of the Company and its Subsidiaries has made an election or is required to treat any of its assets as owned by another person for federal income tax purposes or as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code (or any similar provision of state, local or foreign law) and (8) the Company is not an investment company within the meaning of Section 368(a)(2) of the Code.

  SECTION 4.8 UNDISCLOSED LIABILITIES. Except as disclosed in Section 4.8 of the Company's Disclosure Schedule, none of the Company and its Subsidiaries has any material Liabilities, except Liabilities (1) shown or reflected in the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries dated as of September 30, 1997 referred to in Section 4.5, or the notes thereto, (2) incurred in the Ordinary Course, (3) expressly contemplated by the Transaction Documents or (4) in an aggregate amount not greater than $100,000.

  SECTION 4.9 LITIGATION.

  (a) Except as disclosed in Section 4.9 of the Company's Disclosure Schedule, there is no Action pending or, to the knowledge of the representing party, threatened against the Company or a Subsidiary, nor, to the knowledge of the representing party, is there any reasonable basis for any Action, that (1) involves any of the Transactions or (2) individually or in the aggregate, if determined adversely to any of them, could reasonably be expected to result in a liability to any of them in an amount that exceeds $50,000 individually or $100,000 in the aggregate.

  (b) There is no Action pending against any of the Company and its Subsidiaries or, to the knowledge of the representing party, threatened against any of the Company and its Subsidiaries or any other person that involves any of the Transactions or any property owned, leased, licensed or used by the Company or the Subsidiary, as the case may be, that, individually or in the aggregate, if determined adversely to any of them, could reasonably be expected to have a Material Adverse Effect on any of the Company and its Subsidiaries.

  SECTION 4.10 COMPLIANCE WITH REGULATIONS.

  (a) None of the Company and its Subsidiaries is in, and none of them has received written notice of, a violation of or default with respect to, any Regulation of any Governmental Body or any decision, ruling, order or award of any arbitrator applicable to it or its business, properties or operations, including individual products or services sold or provided by it, except for violations or defaults that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

  (b) Each of the Company and its Subsidiaries has filed or caused to be filed with each applicable Governmental Body all reports, applications, documents, instruments and information required to be filed by it pursuant to all applicable Regulations, other than those as to which the failure to file, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

  SECTION 4.11 LICENSES.

  (a) To the knowledge of the representing party, one or more of the Company and its Subsidiaries are the registered holders of each License that is required to be held by the Company or such Subsidiary, as the case may be, so that it may carry on its business as now conducted and proposed to be conducted, the failure to hold which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect (each such License, a "MATERIAL LICENSE").

  (b) To the knowledge of the representing party, each Material License is validly issued, in good standing and in full force and effect, unimpaired by any act or omission by the Company or such Subsidiary, as the case may be. The Company or such Subsidiary, as the case may be, is in material compliance with each Material License. None of the Company and its Subsidiaries has suffered a revocation, termination, suspension or material and adverse modification of a License that was, at the time of such event, a Material License. There is no Action pending or, to the knowledge of the representing party, threatened against the Company or a Subsidiary, and no other circumstance exists or event has occurred (whether or not with the giving of notice or the passage of time or both), that could reasonably be expected to result in the revocation, termination, suspension or material and adverse modification of any Material License; and, to the knowledge of the representing party, there is no reasonable basis for any such Action or for the disqualification of any of the Company and its

Subsidiaries from obtaining, or obtaining the renewal of, any Material License and none of the Company and its Subsidiaries has received written notice or, to the knowledge of the representing party, oral notice from any Governmental Body asserting that any Material License should be revoked, terminated, suspended or materially and adversely modified. If a Material License is subject to termination upon the expiration of a term, the existence of another circumstance or the occurrence of another event, the representing party does not have any reason to believe that any Material License will not be renewed in the ordinary course. No Material License is subject to renegotiation by any Governmental Body. The execution and delivery of the Transaction Documents and the conclusion of any of the Transactions will not (and will not give any Governmental Body a right to) terminate or modify any rights of, or accelerate or increase any obligation of, the Company or any Subsidiary under any Material License.

  SECTION 4.12 EMPLOYEE MATTERS.

  (a) Employment and Labor Relations.

    (1) Except as disclosed in Section 4.12 of the Company's Disclosure
  Schedule:

      (A) there is no unfair labor practice charge or complaint against any of the Company and its Subsidiaries pending or, to the knowledge of the representing party, threatened before the National Labor Relations Board or any similar Governmental Body;

      (B) there has not occurred nor has there been threatened since December 31, 1993, a labor strike, labor dispute, request for representation, work stoppage, work slowdown or lockout of or by employees of any of the Company and its Subsidiaries;

      (C) there is no representation claim or petition pending before the National Labor Relations Board respecting the employees of any of the Company and its Subsidiaries;

      (D) no grievance nor any arbitration proceeding arising out of any collective bargaining agreement to which any of the Company and its Subsidiaries is a party is pending;

      (E) no charge with respect to or relating to any of the Company and its Subsidiaries is pending before the Equal Employment Opportunity Commission or any state, local or foreign agency responsible for the prevention of unlawful employment practices;

      (F) no claim relating to employment or loss of employment with any of the Company and its Subsidiaries is pending in any federal, state or local court or in any other adjudicatory body and, to the knowledge of the representing party, no such claim against any of the Company and its Subsidiaries has been threatened;

      (G) none of the Company and its Subsidiaries has received notice of the intent of any federal, state, local or foreign agency responsible for the enforcement of labor or employment Regulations to conduct an investigation of or relating to any of the Company and its Subsidiaries, and no such investigation is in progress;

      (H) since the enactment of the Worker Adjustment and Retraining Notification Act of 1988 (the "WARN ACT"), none of the Company and its Subsidiaries has effectuated (1) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries or (2) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries; and none of the Company and its Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in any number to trigger application of any similar Regulation;

      (I) none of the Company and its Subsidiaries is delinquent in any material respect in payments to any of its current or former officers, directors, employees, consultants or agents for any wages, salaries, commissions or other direct compensation for any services performed by them or amounts required to be reimbursed to such officers, directors, employees, consultants, or agents; and

      (J) in the event of termination of the employment or service of any of its current or former officers, directors, employees, consultants or agents, none of the Company, its Subsidiaries, Qwest and Qwest Subsidiary will be liable to any such persons for severance, continuation or termination pay pursuant to any agreement or by reason of any action taken or not taken by any of the Company and its Subsidiaries prior to the Effective Time.

      (K) since December 31, 1996, there has not been any termination of employment of any officer, director or employee of any of the Company and its Subsidiaries receiving annual base salary in excess of $50,000.

    (2) Section 4.12 of the Company's Disclosure Schedule sets forth a correct and complete list of (A) all employment, consulting, severance pay, continuation pay, termination pay or indemnification agreements or other agreements of any nature whatsoever between any of the Company and its Subsidiaries, on the one part, and any current or former officer, director, employee, consultant or agent thereof, on the other part, in each case whether written or oral, to which any of the Company and its Subsidiaries is a party or by which any of them is bound and (B) all collective bargaining, labor and similar agreements (other than any Employee Plans), in each case whether written or oral, to which any of the Company and its Subsidiaries is a party or by which any of them is bound. The Company has provided to Qwest and Qwest Subsidiary true and complete copies of all such agreements. Each of the Company and its Subsidiaries has complied with its obligations related to, and is not in default under, any of such agreements, except where the failure to comply with or a default under such agreements, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

    (3) Except as disclosed in Section 4.12 of the Company's Disclosure Schedule, the execution and delivery of the Transaction Documents and the conclusion of the Transactions (A) will not require any of the Company and its Subsidiaries to make a payment to, or obtain any consent or waiver from, any current or former officer, director, employee, consultant or agent of any of the Company and its Subsidiaries and (B) will not result in any change in the nature of any rights of any current or former officer, director, employee, consultant or agent of any of the Company and its Subsidiaries under any agreement referred to in Section 4.12(a)(2), including any acceleration or change in the award, grant, vesting or determination of stock options, stock purchase, stock appreciation rights, phantom stock, restricted stock or other stock-based rights, severance pay, continuation pay, termination pay or other contingent obligations of any nature whatsoever of any of the Company and its Subsidiaries, or a change in the term of any such agreement.

    (4) Except as disclosed in Section 4.12 of the Company's Disclosure Schedule, each of the Company and its Subsidiaries is, and at all times since December 31, 1996 has been, in compliance with all applicable Regulations respecting employment and employment practices, terms and conditions of employment, wages and hours, and occupational safety and health, and is not, and since December 31, 1993 has not, engaged in any unfair labor practices, except where the failure to so comply or such engagement, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

  (b) Company Employee Plans.

    (1) Section 4.12 of the Company's Disclosure Schedule sets forth a correct and complete list of all Company Employee Plans. The Company has made available to Qwest Subsidiary true and complete copies of the Company Employee Plans and all related summary descriptions, including, without limitation, copies of any employee handbooks listing or describing any Company Employee Plans and summary descriptions of any Company Employee Plan not otherwise in writing.

    (2) Except for any failure or default that could not reasonably be expected to have a Material Adverse Effect, each of the Company and its Subsidiaries has fulfilled or has taken all actions necessary to enable it to fulfill when due all of its obligations under each Company Employee Plan, and there is no existing default or event of default or any event which, with or without the giving of notice or the passage of time, would constitute a default by it under any Company Employee Plan. No Regulation currently in effect or, to the knowledge of the representing party, proposed to be in effect materially or adversely affects, or if adopted would materially or adversely affect, the rights or obligations of any of the Company and its Subsidiaries under any Company Employee Plan. There are no negotiations, demands or proposals which are pending or which have been made to any of the Company and its Subsidiaries which concern matters now covered, or that would be covered, by any Company Employee Plan.

    (3) Each of the Company and its Subsidiaries is in full compliance with all Regulations applicable to each Company Employee Plan, except where noncompliance could not reasonably be expected to have a Material Adverse Effect. There has been no Employee Plan Event which is continuing or in respect of which there is any outstanding liability of any of the Company or its Subsidiaries that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, and no such Employee Plan Event is reasonably expected to occur, with respect to any Company Employee Plan.

    (4) Except as disclosed in Section 4.12 of the Company's Disclosure Schedule, the execution and delivery of the Transaction Documents and the conclusion of the Transactions will not cause the acceleration of vesting in, or payment of, any benefits under any Company Employee Plan.

    (5) None of the Company and its Subsidiaries has any formal plan or commitment, whether legally binding or not, to create any additional Employee Plan or to modify or change any existing Employee Plan that would affect any current or former employee of any of the Company and its Subsidiaries.

    (6) All employment, consulting, deferred compensation, bonus, stock option, stock appreciation rights, phantom stock, severance, termination or indemnification agreements, arrangements or understandings, or other Employee Plans, between any of the Company and its Subsidiaries, on the one part, and any current or former officer or director of any of the Company and its Subsidiaries, on the other part, which are required to be disclosed under the Securities Act or the Exchange Act have been disclosed.

  (c) Health Plans. Each Company Employee Plan that is a group health plan within the meaning of Section 5000(b) of the Code has been operated in substantial compliance with the group health plan continuation coverage requirements of Sections 601 through 608 of ERISA and Section 4980B of the Code, and except to the extent required under those provisions or as disclosed in Section 4.12 of the Company's Disclosure Schedule, no Company Employee Plan provides health or welfare benefits (through the purchase of insurance or otherwise) for any retired or former employee of the Company or any of its Subsidiaries. Each Company Health Plan that is a group health plan within the meaning of Section 5000(b) of the Code has been operated in substantial compliance with the creditable coverage and portability requirements of Sections 701 through 707 of ERISA and Sections 9801 through 9806 of the Code.

  (d) Employee Plans of the Company's ERISA Affiliates. Section 4.12 of the Company's Disclosure Schedule sets forth a correct and complete list of all ERISA Plans and Multiemployer Plans of any person that is an ERISA Affiliate of the Company or its Subsidiaries, other than any such ERISA Plans or Multiemployer Plans disclosed pursuant to Section 4.12(b). There has been no Employee Plan Event with respect to any ERISA Plan or Multiemployer Plan of any person that is an ERISA Affiliate of the Company or its Subsidiaries or who was an ERISA Affiliate of the Company or its Subsidiaries at any time since January 31, 1992, other than any ERISA Plan or Multiemployer Plan disclosed in Section 4.12 of the Company's Disclosure Schedule, in respect of which there is any outstanding liability, or, to the knowledge of the Company, in respect of which any liability could be expected to be incurred by any of the Company and its Subsidiaries.

  (e) Company Qualified Plans.

    (1) Each Company Qualified Plan satisfies the requirements of Section 401(a) of the Code, and each trust under each such plan is exempt from Tax under Section 501(a) of the Code. To the knowledge of the Company, no event has occurred that will or could give rise to disqualification or loss of tax-exempt status of any such plan or trust under such sections.

    (2) The Company has made available to Qwest and Qwest Subsidiary for each Company Qualified Plan copies of the following documents: (A) the Form 5500 filed for each of the three most recent plan years, including all schedules thereto and financial statements with attached opinions of independent accountants; (B) the most recent determination letter from the IRS; (C) the consolidated statement of assets and liabilities of such plan as of its most recent valuation date; and (D) the statement of changes in fund balance and in financial position or the statement of changes in net assets available for benefits under such plan for the most recently ended plan year. Such financial statements fairly present the financial condition and the results of operations of each Company Qualified Plan as of such dates, in accordance with GAAP.

  (f) Company ERISA Plans.

    (1) Section 4.12 of the Company's Disclosure Schedule sets forth, for each Company ERISA Plan, as of the effective date of its most recently prepared actuarial report, the amount by which the fair market value of the assets of the plan exceeded (or was less than) the actuarial present value (determined on the basis of the actuarial assumptions set forth in such report) of the "BENEFIT LIABILITIES" (within the meaning of Section 4001(a)(16) of ERISA), whether or not vested, of the plan. Since the effective date of the most recently prepared actuarial report for each Company ERISA Plan, there has been no amendment or change to the plan that would increase the amount of benefits accrued thereunder and, to the knowledge of the Company, there has been no event or occurrence (other than the normal fluctuation in the value of such plan's assets) that would cause the excess of assets over benefit liabilities referred to in this Section 4.12(f) to be reduced or the amount by which benefit liabilities exceed assets referred to in this Section 4.12(f) to be increased.

    (2) The Company has made available to Qwest Subsidiary for each Company ERISA Plan true and complete copies of the following documents: (A) the Form PBGC Form 1 filed for each of the most recent three plan years; and
  (B) the most recently prepared actuarial report, which fairly presents the financial condition and the results of operations of each such plan as of the effective date of such report, and which sets forth the minimum required contributions under Section 412 of the Code (and their due dates) and maximum deductible contributions under Section 404 of the Code for the plan year following the effective date of such report.

  (g) Multiemployer Plans. Section 4.12 of the Company's Disclosure Schedule sets forth, for each Company Multiemployer Plan, as of the effective date of its most recently prepared actuarial report, the amount of potential withdrawal liability of the Company, its Subsidiaries and its ERISA Affiliates, calculated according to the information made available pursuant to
Section 4221(e) of ERISA, and identifies the specific potential obligors. To the knowledge of the representing party, nothing has occurred or is expected to occur that would materially increase the amount of the potential withdrawal liability of a specified obligor for any such plan over the amount disclosed pursuant to this Section 4.12(g). None of the Company, its Subsidiaries and its ERISA Affiliates (1) has failed to make any required contributions when due to a Multiemployer Plan or (2) has (and will not have as a result of the transactions contemplated by the Transaction Documents) any contingent liability for withdrawal liability by reason of a sale of assets pursuant to
Section 4204 of ERISA. None of the Company, its Subsidiaries and its ERISA Affiliates has any unpaid claims for withdrawal liability.

  SECTION 4.13 CAPITALIZATION.

  (a) As of the date of this Agreement, the authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $.001 per share, of the Company (the "COMPANY PREFERRED STOCK").

  (b) As of February 9, 1998, there are (i) 35,898,958 shares of Company Common Stock issued and outstanding, of which (x) 7,377,139 shares are registered in the names of the Principal Stockholders (y) 20,390 shares are reserved for delivery upon the exchange of the Company AmeriConnect Rights,
(ii) 1,300 shares of Company Common Stock held in the treasury of the Company,
(iii) no shares of Series I Convertible Preferred Stock, par value $.001 per share, of the Company (the "COMPANY SERIES I PREFERRED STOCK"), issued and outstanding, (iv) 2,230,033 shares of Company Common Stock reserved for issuance upon exercise of outstanding Stock Options issued by the Company to current or former employees and directors of the Company and its Subsidiaries,
(v) 1,164,995 shares of Company Common Stock reserved for issuance upon exercise of authorized but unissued Stock Options and (vi) 1,244,557 shares of Company Common Stock reserved for issuance upon exercise of outstanding Warrants issued by the Company.

  (c) Except as disclosed in Section 4.13 of the Company's Disclosure Schedule, the execution and delivery of the Transaction Documents and the conclusion of any of the Transactions will not (and will not give any person a right to) terminate or modify any rights of, or accelerate or increase any obligation of, the Company with respect to any Equity Securities of the Company.

  (d) All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable, free from any Liens created by the Company with respect to the issuance and delivery thereof and not subject to preemptive rights.

  (e) Except with respect to the outstanding shares of Company Common Stock, there are no outstanding bonds, debentures, notes or other indebtedness or other securities of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

  (f) Except with respect to the Stock Options, the Warrants and as disclosed in Section 4.13 of the Company's Disclosure Schedule, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company is a party or by which the Company is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other Equity Securities of the Company or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Without limiting the generality of the foregoing, no shares of Company Common Stock or other Equity Securities of the Company, the Surviving Corporation or any other person are issuable in connection with any acquisitions made by the Company. Section 4.13 of the Company's Disclosure Schedule sets forth a correct and complete list of the outstanding Stock Options and Warrants.

  (g) Except with respect to the Transaction Documents, to the knowledge of the representing party, there is no agreement or arrangement restricting the voting or transfer of the Equity Securities of the Company.

  (h) Except with respect to the Stock Options and the Warrants, there are no outstanding contractual obligations, commitments, understandings or arrangements of any of the Company and its Subsidiaries to repurchase, redeem or otherwise acquire, or make any payment in respect of, any shares of Equity Securities of the Company.

  (i) Except with respect to the Credit Agreement and statutory restrictions of general application, there are no legal, contractual or other restrictions on the payment of dividends or other distributions or amounts on or in respect of any of the Equity Securities of the Company.

  (j) Section 4.13 of the Company's Disclosure Schedule sets forth a correct and complete list of all agreements or arrangements to which the Company or any of its Subsidiaries is a party pursuant to which the Company is or could be required to register shares of Company Common Stock or other securities under the Securities Act.

  (k) All outstanding Equity Securities of the Company were issued in compliance with all applicable Regulations, including, without limitation, the registration provisions of applicable federal and state securities laws. Equity Securities of the Company that were issued and reacquired by the Company were so reacquired (and, if reissued, so reissued) in compliance with all applicable Regulations, and the Company has no liability with respect to the reacquisition or reissuance of such Equity Securities.

  SECTION 4.14 SUBSIDIARIES.

  (a) Section 4.14 of the Company's Disclosure Schedule sets forth a correct and complete list of each of its Subsidiaries and the directors and officers of the Subsidiary as of the date of this Agreement. All outstanding shares of capital stock or other equity interests of each Subsidiary are duly authorized, validly issued, fully paid and nonassessable or, with respect to partnership interests, limited liability company membership interests or their equivalent, are validly issued, the consideration therefor has been paid and no unmet calls for capital contributions or similar payments are outstanding.

  (b) All shares of capital stock or other equity interests of each Subsidiary, are owned beneficially and of record by the Company, free and clear of all Liens other than Permitted Liens. No other Equity Securities of any Subsidiary are outstanding.

  (c) Except with respect to the outstanding shares of capital stock or other equity interests of each Subsidiary, there are no outstanding bonds, debentures, notes or other indebtedness or other securities of such Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of such Subsidiary may vote.

  (d) There are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which any of the Company and its Subsidiaries is a party or by which any of them is bound obligating any of the Company and its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other Equity Securities of any of the Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.

  (e) There is no agreement or arrangement restricting the voting or transfer of any of the Equity Securities of any of the Subsidiaries.

  (f) There are no outstanding contractual obligations, commitments, understandings or arrangements of any of the Company and its Subsidiaries to repurchase, redeem or otherwise acquire, require or make any payment in respect of any shares of Equity Securities of any of the Subsidiaries.

  (g) Except with respect to statutory restrictions of general application, there are no legal, contractual or other restrictions on the payment of dividends or other distributions or amounts on or in respect of any of the Equity Securities of any of the Subsidiaries.

  (h) All outstanding Equity Securities of each of the Subsidiaries were issued in compliance with all applicable Regulations, including, without limitation, the registration provisions of applicable federal and state securities laws. Equity Securities of any of the Subsidiaries that were issued and reacquired by such Subsidiary were so reacquired (and, if reissued, so reissued) in compliance with all applicable Regulations, and none of the Company and its Subsidiaries has any liability with respect to the reacquisition or reissuance of such Equity Securities.

  SECTION 4.15 PROPERTY.

  (a) Each of the Company and its Subsidiaries owns, leases or licenses all real property and personal property, tangible or intangible, that are used or useful in its business and operations as now conducted and proposed to be conducted, the failure to own, lease or license which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect (collectively, the "MATERIAL PROPERTIES").

  (b) All Material Properties are reflected in the financial statements referred to in Section 4.5 in the manner and to the extent required to be reflected therein by GAAP (other than any Material Properties disposed of in the Ordinary Course).

  (c) All Material Properties are in such condition and repair, and are suitable, sufficient in amount, size and type and so situated, as is appropriate and adequate for the uses for which they are used and intended and to carry on the business of the Company or such Subsidiary, as the case may be, as now conducted and as proposed to be conducted.

  (d) To the knowledge of the representing party, all Material Properties comply in all material respects with the terms and conditions of all agreements relating to such real property and personal property and are in conformity in all material respects with all Regulations of any Governmental Body currently in effect, scheduled to come into effect or proposed to be adopted, entered or issued, as the case may be, and all decisions, rulings, orders and awards of any arbitrator applicable to it or its business, properties or operations. Except as disclosed in Section 4.15 of the Company's Disclosure Schedule, there exists no default by any of the Company and its Subsidiaries or, to the knowledge of the representing party, any other party under any lease agreement with respect to any Material Property, which default, individually or together with other defaults under the same lease agreement or other lease agreements, could reasonably be expected to have a Material Adverse Effect.

  (e) The interest of any of the Company and its Subsidiaries in each Material Property is free and clear of all Liens other than Permitted Liens, except where the absence of such title, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

  SECTION 4.16 SECURITIES.

  (a) Section 4.16 of the Company's Disclosure Schedule sets forth a correct and complete description and list of the Equity Securities and Debt Securities issued by any person other than the Company or a Subsidiary, other than the shares of capital stock of the Subsidiaries referred to in Section 4.14 in which the Company or a Subsidiary has an interest as of the date of this Agreement. Except as contemplated by the Transaction Documents, the right, title and interest of the Company or a Subsidiary in, to and under each of such Equity Securities and Debt Securities is free and clear of all Liens other than Permitted Liens.

  (b) To the knowledge of the representing party, each of such Equity Securities is duly authorized, validly issued, fully paid and non-assessable.

  (c) To the knowledge of the representing party, each of such Debt Securities is duly authorized and validly issued and constitutes the legally valid and binding obligation of the issuer thereof and each guarantor thereof except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally and general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law.

  (d) All of such Equity Securities and Debt Securities are owned, beneficially and of record, by the Company or a Subsidiary. Except as disclosed in Section 4.16 of the Company's Disclosure Schedule or as contemplated by the Transaction Documents:

    (1) there are no legal, contractual or other restrictions on (A) the voting or transfer of any of the Equity Securities or Debt Securities or
  (B) the payment of principal, interest, dividends or other distributions or amounts on or in respect of any of the Equity Securities or Debt Securities; and

    (2) the Company or the Subsidiary, as the case may be, is not subject to any obligation, whether legal, contractual or otherwise, to sell or otherwise transfer any of the Equity Securities or Debt Securities.

  SECTION 4.17 PROPRIETARY RIGHTS.

  (a) Section 4.17 of the Company's Disclosure Schedule sets forth a correct and complete description and list of all Proprietary Rights in which any of the Company and its Subsidiaries has an interest, the failure to hold which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect (collectively, the "MATERIAL PROPRIETARY RIGHTS"). No Proprietary Rights other than the Material Proprietary Rights are necessary for the unimpaired conduct of the business and operations of any of the Company and its Subsidiaries substantially in the manner that such business and operations are now conducted and are proposed to be conducted.

  (b) One or more of the Company and its Subsidiaries has good title to each of the interests created by, or an implied license to use, the Material Proprietary Rights. None of the Company and its Subsidiaries has received notice that the validity of any such Material Proprietary Right or its title to or use of any Material Proprietary Right is being questioned in any Action. The right, title and interest of the Company or such Subsidiary in and to each such Material Proprietary Right and the authority to use the same are free and clear of all Liens other than Permitted Liens. The representing party does not believe, and has no reason to believe, that any use has been or is being made of any Material Proprietary Right by any person other than the Company, the Subsidiary or a person duly authorized to make that use. All Material Proprietary Rights used by any of the Company and its Subsidiaries but previously owned or held by any of its directors, officers, employees or agents have been duly transferred to the Company or the Subsidiary, as the case may be. There is no liability or obligation of the Company or a Subsidiary with respect to any Material Proprietary Right that is required to have been paid or otherwise performed, as of the date of this Agreement, that has not been paid or otherwise performed in full.

  (c) The representing party has no knowledge of any valid grounds for any bona fide claims (1) to the effect that the sale, licensing or use of any product or service as now sold, licensed or used, or proposed for sale, license or use, by any of the Company and its Subsidiaries infringes on any Material Proprietary Right, which claims, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, or (2) against the use by any of the Company and its Subsidiaries of any Material Proprietary Rights used in the business and operations of any of the Company and its Subsidiaries as now conducted or as proposed to be conducted.

  (d) The execution and delivery of the Transaction Documents and the conclusion of any of the Transactions will not (and will not give any person a right to) terminate or modify any rights of, or accelerate or increase any obligation of, any of the Company and its Subsidiaries under any Material Proprietary Right.

  SECTION 4.18 INSURANCE. One or more of the Company and its Subsidiaries maintain insurance with reputable insurance companies in such amounts and covering such risks as are usually carried by companies engaged in the same or similar business and similarly situated. There are no currently outstanding material losses for which the Company or a Subsidiary, as the case may be, has failed to give or present notice or claim under any policy. There are no requirements by any insurance company or by any board of fire underwriters or other body exercising similar functions or by any Governmental Body of which the representing party has knowledge requiring any repairs or other work to be done to any of the properties owned, leased, licensed or used by any of the Company and its Subsidiaries or requiring any equipment or facilities to be installed on or in connection with any of the properties, the failure to complete which could result in the cancellation of the policy of insurance. Policies for all the insurance are in full force and effect and none of the Company and its Subsidiaries is in default in any material respect under any of the policies. The representing party has no knowledge of the cancellation or proposed cancellation of any of the insurance or of any proposed increase in the contributions for workers' compensation or unemployment insurance or of any conditions or circumstances applicable to the business of the Company or the Subsidiary, as the case may be, which might result in a material increase in those contributions. The Company has made available to Qwest and Qwest Subsidiary true and complete copies of policies for all material fire and casualty, general liability, business interruption, product liability and other insurance maintained by any of the Company and its Subsidiaries.

  SECTION 4.19 DEBT.

  (a) Section 4.19 of the Company's Disclosure Schedule sets forth a correct and complete list of the following:

    (1) the Credit Agreement and all other agreements, indentures, purchase agreements, Guarantees, conditional sale contracts, capitalized leases and other Investments, agreements and other arrangements presently in effect providing for or relating to Debt in any amount greater than $50,000 in respect of which the Company or a Subsidiary is in any manner directly or contingently obligated (collectively, the "MATERIAL DEBT");

    (2) the principal or face amount of each Material Debt outstanding under each of those agreements and other arrangements;

    (3) the maximum principal or face amounts of each Material Debt outstanding or which may be outstanding under each of those agreements and other arrangements;

    (4) the maturity date or dates of each Material Debt; and

    (5) restrictions or other conditions (including, without limitation, any prepayment fee or yield maintenance provision) with respect to the voluntary prepayment by the Company of any amount of any Material Debt.

  (b) Except as disclosed in Section 4.19 of the Company's Disclosure Schedule, none of the Company and its Subsidiaries is in default in respect of any Material Debt and, based upon the business, properties, operations, prospects and condition, financial or otherwise of the Company and its Subsidiaries and assuming that the Merger shall be completed on or before May 31, 1998, none of the Company and its Subsidiaries could reasonably be expected to be in default in respect of any Material Debt on or before May 31, 1998, which default either alone or together with any other default, entitles another party thereto, with the giving of notice or the passage of time or both, to terminate the rights and obligations of the parties thereunder or with respect thereto or to accelerate or increase any obligation of the Company or any of its Subsidiaries thereunder.

  (c) Except as disclosed in Section 4.19 of the Company's Disclosure Schedule, the execution and delivery of the Transaction Documents and the conclusion of any of the Transactions will not (and will not give any person a right to) terminate or modify any rights of, or accelerate or increase any obligation of, any of the Company and its Subsidiaries with respect to any Material Debt.

  SECTION 4.20 ENVIRONMENTAL MATTERS. None of the Company and its Subsidiaries has generated, used, transported, treated, stored, released or disposed of, or has permitted anyone else to generate, use, transport, treat, store, release or dispose of, any Hazardous Substance in a manner which has created or might reasonably be expected to create any liability or which would require reporting or giving notice to any Governmental Body, except for such events or occurrences for which the Company or its Subsidiaries would not reasonably be expected to incur liability, individually or in the aggregate, in excess of $50,000 (exclusive of any amount with respect to which a reserve has been taken by the Company or a Subsidiary on or before December 31, 1996).

  SECTION 4.21 BOOKS AND RECORDS.

  (a) The records and books of account of each of the Company and its Subsidiaries are correct and complete in all material respects, have been maintained in accordance with good business practices and are reflected accurately in the financial statements referred to in Section 4.5. Each of the Company and its Subsidiaries has accounting controls sufficient to insure that its transactions are (1) executed in accordance with management's general or specific authorization and (2) recorded in conformity with GAAP so as to maintain accountability for assets.

  (b) The minute books of each of the Company and its Subsidiaries contain accurate records of all meetings and accurately reflect all corporate action of the stockholders and the board of directors (including committees) of the Company or the Subsidiary, as the case may be.

  (c) The stock books and ledgers of each of the Company and its Subsidiaries correctly record all transfer and issuances of all capital stock of the Company or the Subsidiary, as the case may be, and contain all cancelled and unused stock certificates of the Company or the Subsidiary, as the case may be.

  SECTION 4.22 MATERIAL CONTRACTS.

  (a) Section 4.22 of the Company's Disclosure Schedule sets forth a correct and complete description and list of the following agreements to which any of the Company and its Subsidiaries is a party (collectively, the "MATERIAL CONTRACTS"), true and correct copies of which have been made available to Qwest and Qwest Subsidiary:

    (1) agreements with investment bankers, brokers, finders, consultants and advisers engaged by the Company or a Subsidiary with respect to the Transactions, other Business Combination Transactions, the purchase or sale by the Company or a Subsidiary of assets not in the ordinary course of business or the issuance and sale by the Company or a Subsidiary of any Equity Securities;

    (2) Affiliate Agreements;

    (3) agreements made by any of the Company and its Subsidiaries not in the Ordinary Course that may require the payment or provision by or to any of the Company and its Subsidiaries of money in an aggregate amount, or goods or services having an aggregate value, in each case in excess of $50,000;

    (4) agreements made by any of the Company and its Subsidiaries, whether or not in the Ordinary Course, contemplating the acquisition by the Company or the Subsidiary, as the case may be, of any Equity Securities of any person or all or substantially all of the assets of any person;

    (5) agreements that may be cancelled, terminated, amended or modified, or pursuant to which payments might be required or acceleration of benefits may be required, in connection with or as the result of the execution and delivery of the Transaction Documents or the conclusion of any of the Transactions;

    (6) agreements that provide for the acceleration or payment of benefits upon the occurrence of a change of control (however defined), whether or not resulting from the execution and delivery of the Transaction Documents or the conclusion of any of the Transactions;

    (7) agreements that provide for the indemnification by any of the Company and its Subsidiaries of any director, officer, employee or agent of any of the Company and its Subsidiaries, other than agreements referred to in the preceding clause (1);

    (8) agreements that grant a power of attorney, agency or similar authority to another person;

    (9) joint venture and partnership agreements;

    (10) agreements giving any person the right to renegotiate or require an increase or reduction in the price of goods or services provided by or to any of the Company and its Subsidiaries, an increase in amounts previously paid by any of the Company and its Subsidiaries with respect to any goods or services or the repayment by any of the Company and the Subsidiaries of amounts previously paid to any of them with respect to any goods or services;

    (11) agreements with any Governmental Body; and

    (12) agreements that may require the payment or provision by or to any of the Company and its Subsidiaries of money in an aggregate amount, or goods or services having an aggregate value, in each case in excess of $100,000.

  (b) Each agreement referred to in Section 4.22(a)(12) has, to the knowledge of the representing party with respect to parties other than the Company or the Subsidiary, as the case may be, been duly authorized, executed and delivered by the parties to such agreement, is in full force and effect and constitutes the legally valid and binding obligation of the parties to such agreement or their respective successors or assigns, enforceable against them in accordance with the terms of such agreement. There is no liability or obligation of the Company or a Subsidiary with respect to any such agreement that, under the terms of such agreement, is required to be paid or otherwise performed or is required to have been paid or otherwise performed, in each case as of the date of this Agreement, but that has not been paid or otherwise performed in full. The right, title and interest of the Company or a Subsidiary in, to and under each such agreement is free and clear of all Liens other than Permitted Liens. Except as disclosed in Section 4.22 of the Company's Disclosure Schedule, there exists no default under any such agreement by any party, which default, individually or together with other defaults under the same agreement or other agreements, could reasonably be expected to have a Material Adverse Effect. The execution and delivery of the Transaction Documents and the conclusion of any of the Transactions will not (and will not give any person a right to) terminate or modify any rights of, or accelerate or increase any obligation of, any of the Company and its Subsidiaries under any such agreement.

  SECTION 4.23 RESTRICTIONS ON BUSINESS ACTIVITIES. Except as disclosed in
Section 4.23 of the Company's Disclosure Schedule, there is no agreement, judgment, order or decree binding upon any of the Company and its Subsidiaries which has or could reasonably be expected to have the effect of prohibiting or impairing any material business practice of any of the Company and its Subsidiaries, any acquisition of any property by any of the Company and its Subsidiaries, the conduct of business by any of the Company and its Subsidiaries as currently conducted or as proposed to be conducted by the Company or the Subsidiary, as the case may be, except for any prohibition or impairment that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

  SECTION 4.24 TRANSACTIONS WITH AFFILIATES. Except as disclosed in Section
4.24 of the Company's Disclosure Schedule, at no time since December 31, 1996 has any of the Company and its Subsidiaries entered into any transaction (including, but not limited to, the purchase, sale or exchange of property or the rendering of any service) with any Affiliate except as contemplated by the Transaction Documents.

  SECTION 4.25 CERTAIN FINANCIAL MATTERS.

  (a) Except as disclosed in Section 4.25(a) of the Company's Disclosure Schedule, since December 31, 1996, none of the Company and its Subsidiaries has provided any material special promotions, discounts or other incentives to its employees, agents, distributors or customers in connection with the solicitation of new orders for service provided by the Company or any Subsidiary, nor has any customer pre-paid any material amount for services to be provided by the Company or any Subsidiary in the future.

  (b) The Company and its Subsidiaries have paid or fully provided for all access charges properly payable to local exchange carriers for access facilities and have properly reported their respective percentages of interstate use ("PIU") to such carriers, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. As of the date of this Agreement, to the knowledge of the representing party, the Company and its Subsidiaries do not have, and on the Closing Date the Company and its Subsidiaries will not have, any material liability on account of PIU.

  (c) Section 4.25(c) of the Company's Disclosure Schedule sets forth a correct and complete list of product and service warranties and guaranties extended by any of the Company and the Subsidiaries that are currently in effect. Except as disclosed in Section 4.25(c) of the Company's Disclosure Schedule, (1) there have not been any material deviations from such warranties and guaranties, and salesmen, employees and agents of any of the Company and the Subsidiaries are not authorized to undertake obligations to any customer or other persons in excess of such written warranties or guaranties and (2) no claims have been asserted or threatened in writing or, to the knowledge of the representing party, asserted or threatened orally against any of the Company and the Subsidiaries with respect to product and service warranties and guaranties currently or formerly extended by any of the Company and the Subsidiaries, except in each case referred to in the preceding clauses (1) and
(2) for such deviations or claims which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect or for which the Company has established appropriate reserves on the balance sheets referred to in Section 4.5 as of their respective dates in accordance with past practice and GAAP.

  SECTION 4.26 MISSTATEMENTS. Except to the extent revised or superseded by a subsequent schedule furnished to Qwest and Qwest Subsidiary pursuant to any Transaction Document, no schedule furnished to Qwest or Qwest Subsidiary by or with respect to any of the Company or its Subsidiaries pursuant to any Transaction Document contained as of the date thereof any untrue statement of a material fact or omitted to state a material fact necessary to make the statement contained therein, in the light of the circumstances under which it was made, not misleading.

  SECTION 4.27 SEC DOCUMENTS. The Company has filed with the Securities and Exchange Commission all reports, schedules, forms, statements and other documents required by the Securities Act or the Exchange Act to be filed by the Company since December 31, 1993 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the "COMPANY SEC DOCUMENTS"). Section 4.27 of the Company's Disclosure Schedule sets forth a list of the Company SEC Documents. As of their respective dates, except to the extent revised or superseded by a subsequent filing with the Securities and Exchange Commission on or before the date of this Agreement, the Company SEC Documents filed by the Company complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the Company SEC Documents (including any and all financial statements included therein) filed by the Company as of such dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company and its consolidated Subsidiaries included in the Company SEC Documents, including any amendments thereto, comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Securities and Exchange Commission with respect thereto. The Company has filed with the Securities and Exchange Commission as exhibits to the Company SEC Documents all agreements, contracts and other documents or instruments required to be so filed, and such exhibits are true and complete copies of such agreements, contracts and other documents or instruments, as the case may be. None of the Subsidiaries of the Company is required to file any reports, schedules, statements or other documents with the Securities and Exchange Commission.

  SECTION 4.28 PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT; OTHER INFORMATION. None of the information with respect to any of the Company and its Subsidiaries to be included in the Proxy Statement/Prospectus or the Registration Statement will, in the case of the Proxy Statement/Prospectus or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement/Prospectus or any amendments thereof or supplements thereto, and at the same time of the Company Stockholders Meeting, or, in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the representing party with respect to information supplied in writing by Qwest, Qwest Subsidiary or any Affiliate thereof specifically for inclusion in the Proxy Statement/Prospectus. The Proxy Statement/Prospectus will comply in all material respects with the provisions of the Exchange Act and the DGCL. The letters to stockholders, notices of meeting, proxy statement and forms of proxies to be distributed to stockholders in connection with this Agreement and the Merger and any schedules required to be filed with the Securities and Exchange Commission in connection therewith are collectively referred to as the "PROXY STATEMENT/PROSPECTUS".

  SECTION 4.29 BOARD APPROVAL.

  (a) The Board of Directors of the Company, by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified in any way (the "BOARD APPROVAL"), but subject to clause (2) of the proviso to
Section 7.2(z), has duly (1) determined that the Transactions, taken as a whole, are in the best interests of the Company and its stockholders, (2) approved this Agreement and the Merger, (3) approved the other Transaction Documents and the other Transactions and (4) recommended that the stockholders of the Company approve this Agreement and the Merger.

  (b) The Board Approval constitutes approval of (1) this Agreement and the Merger for purposes of Section 251 of the DGCL and (2) each of the Transaction Documents and each of the Transactions (including, without limitation, the Voting Documents) for purposes of Section 203 of the DGCL if the provisions thereof were to apply to any of the Transaction Documents or any of the Transactions.

  (c) J.C. Bradford & Co., L.L.C. has delivered to the Board of Directors of the Company its written opinion to the effect that, as of January 6, 1998, the Merger Consideration to be received by the holders of Company Common Stock in the Merger is fair to such stockholders from a financial point of view.

  SECTION 4.30 REQUIRED VOTE. The affirmative vote at a duly convened meeting of the holders of the Company Common Stock of a majority of the outstanding shares of the Company Common Stock is the only vote or consent of the holders of any class or series of the Equity Securities of the Company necessary to approve this Agreement and the Merger. The other Transaction Documents and the other Transactions are not required to be approved by the holders of shares of any class or series of Equity Securities of the Company.

  SECTION 4.31 BUSINESS COMBINATION TRANSACTIONS. None of the Company and its Subsidiaries has entered into any agreement with any person which has not been terminated as of the date of this Agreement and under which there remains any liability or obligation of any of the Company and its Subsidiaries with respect to a Business Combination Transaction (other than the Transactions).

  SECTION 4.32 AGGREGATE MATERIAL ADVERSE EFFECT. There is no circumstance or event that satisfies all of the following conditions: (1) such circumstance or event, whether considered individually or in the aggregate with all other such circumstances and events, constitutes a breach of one or more representations, warranties, covenants or other agreements of the Company or any of its Subsidiaries in any Transaction Document or that would constitute such a breach if such representation, warranty, covenant or agreement did not include a reference therein to the possible occurrence of a Material Adverse Effect, (2) such circumstance or event, considered in the aggregate with all other such circumstances and events, negatively affects, or could reasonably be expected to negatively affect, the value of the Company and the Subsidiaries, taken as a whole, in the amount of $350,000 or more and (3) such circumstance or event, considered in the aggregate with all other such circumstances and events, could reasonably be expected to constitute a Material Adverse Effect on the Company and its Subsidiaries.

  SECTION 4.33 FEES FOR FINANCIAL ADVISORS, BROKERS AND FINDERS. None of the Company and its Subsidiaries has authorized any person other than the Financial Advisors to act as financial advisor, broker, finder or other intermediary that might be entitled to any fee, commission, expense reimbursement or other payment of any kind from any of the Company and its Subsidiaries upon the conclusion of or in connection with any of the Transactions.

  SECTION 4.34 OWNERSHIP OF QWEST COMMON STOCK. None of the Company and its Subsidiaries owns any shares of Qwest Common Stock or other Equity Securities of Qwest (exclusive of any shares of Qwest Common Stock owned by any Company Employee Plan).

  SECTION 4.35 ANTI-TAKEOVER PROVISIONS. The Company has taken all steps necessary to irrevocably exempt the Transactions from each applicable state takeover law and from any applicable charter or contractual provision containing anti-takeover provisions. No provision of the certificate of incorporation or bylaws of the Company would, directly or indirectly, restrict or impair the right or ability of Qwest, Qwest Subsidiary or any Affiliate of Qwest to vote, or otherwise to exercise the rights and receive the benefits of a stockholder with respect to, Equity Securities of the Company the beneficial ownership of which may be acquired or controlled by Qwest, Qwest Subsidiary or such Affiliate or permit any other stockholder to acquire securities of the Company on a basis not available to Qwest, Qwest Subsidiary or such Affiliate if Qwest, Qwest Subsidiary or such Affiliate were to acquire the beneficial ownership of Equity Securities of the Company.

  SECTION 4.36 CONTINUING REPRESENTATIONS AND WARRANTIES.

  (a) Each of the representations and warranties made with respect to the Company or a Subsidiary in this Agreement or in any other Transaction Document as of any date other than the Closing Date shall be true and correct in all material respects on and as of the Closing Date, except as otherwise contemplated by such Transaction Document.

  (b) Not less than three Business Days prior to the Closing Date, the Company shall prepare and deliver to Qwest and Qwest Subsidiary such updates or other revisions of the written disclosures referred to in this Article IV as have been delivered by the Company to Qwest and Qwest Subsidiary as shall be necessary in order to make each of such written disclosures correct and complete in all material respects on and as of the Closing Date. The requirement to prepare and deliver updates or other revisions of the written disclosures, and the receipt by Qwest and Qwest Subsidiary of information pursuant to Sections 6.1(d) and 7.1 or otherwise on or before the Closing Date, shall not limit the right of Qwest and Qwest Subsidiary under Article III to require as a condition precedent to the performance of its obligations under this Agreement on such Closing Date the accuracy in all material respects of the representations and warranties made by the representing party in any Transaction Document and the performance in all material respects of the covenants of the Company made in any Transaction Document (without regard to such updates or other revisions) and to receive an unqualified certificate with respect to the same.

                                   ARTICLE V

                        Representations and Warranties
                         of Qwest and Qwest Subsidiary

  Each of Qwest and Qwest Subsidiary, jointly and severally, represents and warrants to the Company as follows:

  SECTION 5.1 CORPORATE EXISTENCE AND POWER. Each of Qwest and Qwest Subsidiary (1) is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (2) has all necessary corporate power and authority and all material licenses, authorizations, consents and approvals required to own, lease, license or use its properties now owned, leased, licensed or used and proposed to be owned, leased, licensed or used and to carry on its business as now conducted and proposed to be conducted, (3) is duly qualified as a foreign corporation under the laws of each jurisdiction in which qualification is required either to own, lease, license or use its properties now owned, leased, licensed or used or to carry on its business as now conducted, except where the failure to effect or obtain such qualification, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, and (4) has all necessary corporate power and authority to execute and deliver each Transaction Document to which it is or may become a party and to perform its obligations thereunder.

  SECTION 5.2 AUTHORIZATION; CONTRAVENTION. Subject to obtaining the Approvals referred to in Section 5.3, the execution and delivery by each of Qwest and Qwest Subsidiary of each Transaction Document to which it is or may become a party and the performance by it of its obligations under each of those Transaction Documents have been duly authorized by all necessary corporate action and do not and will not (1) contravene, violate, result in a breach of or constitute a default under, (A) its certificate of incorporation or bylaws,
(B) any Regulation of any Governmental Body or any decision, ruling, order or award of any arbitrator by which it or any of its properties may be bound or affected, including, but not limited to, the Hart-Scott-Rodino Act or (C) any agreement, indenture or other instrument to which it is a party or by which it or its properties may be bound or affected or (2) result in or require the creation or imposition of any Lien on any property now owned or hereafter acquired by it, except in each case referred to in the preceding clauses (1) and (2) for contraventions, violations, breaches, defaults or Liens that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

  SECTION 5.3 APPROVALS. Except as disclosed in Section 5.3 of Qwest and Qwest Subsidiary's Disclosure Schedule, no Approval of any Governmental Body or other person is required or advisable on the part of Qwest or Qwest Subsidiary for (1) the due execution and delivery by Qwest or Qwest Subsidiary, as the case may be, of any Transaction Document, (2) the conclusion of the Transactions, (3) the performance by Qwest or Qwest Subsidiary, as the case may be, of its obligations under each Transaction Document to which it is or may become a party and (4) the exercise by the Company of its rights under each Transaction Document to which the Company is or may become a party, except in each case referred to in the preceding clauses (1), (2), (3) and (4) where the failure to obtain such Approval, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

  SECTION 5.4 BINDING EFFECT. Each Transaction Document to which Qwest or Qwest Subsidiary is or may become a party is, or when executed and delivered in accordance with this Agreement will be, the legally valid and binding obligation of Qwest or Qwest Subsidiary, as the case may be, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally and general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law.

  SECTION 5.5 FINANCIAL INFORMATION.

  (a) The consolidated balance sheet of Qwest and its consolidated Subsidiaries as of December 31, 1996 and the related consolidated statements of income (loss) and stockholders' equity and cash flows for the fiscal year then ended, reported on by KPMG Peat Marwick LLP, true and complete copies of which have been delivered to the Company, fairly present the consolidated financial position of Qwest and its consolidated Subsidiaries as of that date and their consolidated results of operations and cash flows for the year then ended, in accordance with GAAP applied on a consistent basis except as described in the footnotes to the financial statements or as disclosed in
Section 5.5 of Qwest and Qwest Subsidiary's Disclosure Schedule.

  (b) The unaudited consolidated balance sheet of Qwest and its consolidated Subsidiaries as of September 30, 1997 and the related consolidated statements of income (loss) and stockholders' equity and cash flows for the nine months then ended, true and complete copies of which have been delivered to Qwest and Qwest Subsidiary, fairly present, subject to normal year-end adjustments, the consolidated financial position of the Company and its consolidated Subsidiaries as of that date and their consolidated results of operations and cash flows for the nine months then ended.

  (c) At the respective dates of the balance sheets referred to in this
Section 5.5, none of Qwest and its Subsidiaries had any material Liability that, in accordance with GAAP applied on a consistent basis, should have been shown or reflected in the balance sheets but was not, except for the omission of notes in unaudited balance sheets with respect to contingent liabilities that in the aggregate did not materially exceed those so reported in the latest audited balance sheets previously delivered and that were of substantially the same type as so reported.

  (d) Since January 1, 1997, there has been no material disagreement (within the meaning of Item 304(a)(1)(iv) of Regulation S-K under the Securities Act) between any of Qwest and its Subsidiaries, on the one part, and any of its independent accountants, on the other part, with respect to any aspect of the manner in which the Company or such Subsidiary, as the case may be, maintained or maintains its books and records or the manner in which the Company or the Subsidiary, as the case may be, has reported upon the financial condition and results of operations of any of the Company and its Subsidiaries since such date, that has not been resolved to the satisfaction of the relevant independent accountants.

  SECTION 5.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in
Section 5.6 of Qwest and Qwest Subsidiary's Disclosure Schedule, since December 31, 1996, no circumstance has existed and no event has occurred that has had, will have or could reasonably be expected to have a Material Adverse Effect on Qwest and its Subsidiaries.

  SECTION 5.7 LITIGATION.

  (a) There is no Action pending against Qwest or Qwest Subsidiary or, to the knowledge of the representing party, threatened against Qwest, Qwest Subsidiary or any other person that restricts in any material respect or prohibits (or, if successful, would restrict or prohibit) the conclusion of any of the Transactions.

  (b) There is no Action pending against any of Qwest and its Subsidiaries or, to the knowledge of the representing party, threatened against any of Qwest and its Subsidiaries or any other person that involves any of the Transactions or any property owned, leased, licensed or used by any of Qwest and its Subsidiaries, as the case may be, that, individually or in the aggregate, if determined adversely to any of them, could reasonably be expected to have a Material Adverse Effect on Qwest.

  SECTION 5.8 COMPLIANCE WITH REGULATIONS.

  (a) None of Qwest and its Subsidiaries is in, and none of them has received written notice of, a violation of or default with respect to, any Regulation of any Governmental Body or any decision, ruling, order or award of any arbitrator applicable to it or its business, properties or operations, including individual products or services sold or provided by it, except for violations or defaults that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

  (b) Each of Qwest and its Subsidiaries has filed or caused to be filed with each applicable Governmental Body all reports, applications, documents, instruments and information required to be filed by it pursuant to all applicable Regulations, other than those as to which the failure to file, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

  SECTION 5.9 CAPITALIZATION.

  (a) As of the date of this Agreement, the authorized capital stock of Qwest consists of 400,000,000 shares of Qwest Common Stock and 25,000,000 shares of preferred stock, par value $.01 per share, of Qwest (the "QWEST PREFERRED STOCK").

  (b) As of December 31, 1997 (after giving effect to the Qwest Stock Split), there are (i) 206,669,874 shares of Qwest Common Stock issued and outstanding,
(ii) no shares of Qwest Common Stock held in the treasury of Qwest, (iii) no shares of Qwest Preferred Stock issued and outstanding, (iv) 13,883,000 shares of Qwest Common Stock reserved for issuance upon exercise of outstanding stock options issued by Qwest to current or former employees and directors of Qwest and its Subsidiaries, (v) 6,117,000 shares of Qwest Common Stock reserved for issuance upon exercise of authorized but unissued stock options and (vi) 8,600,000 shares of Qwest Common Stock reserved for issuance upon exercise of a warrant issued to Anschutz Family Investment Company LLC.

  (c) All outstanding shares of Qwest Common Stock are duly authorized, validly issued, fully paid and nonassessable, free from any Liens created by Qwest with respect to the issuance and delivery thereof and not subject to preemptive rights.

  (d) Except with respect to the outstanding shares of Qwest Common Stock, there are no outstanding bonds, debentures, notes or other indebtedness or other securities of Qwest having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Qwest may vote.

  (e) All outstanding Equity Securities of Qwest were issued in compliance with all applicable Regulations, including, without limitation, the registration provisions of applicable federal and state securities laws. Equity Securities of Qwest that were issued and reacquired by Qwest were so reacquired (and, if reissued, so reissued) in compliance with all applicable Regulations, and Qwest has no liability with respect to the reacquisition or reissuance of such Equity Securities.

  SECTION 5.10 SEC DOCUMENTS. Qwest has filed with the Securities and Exchange Commission all reports, schedules, forms, statements and other documents required by the Securities Act or the Exchange Act to be filed by Qwest since April 18, 1997 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the "QWEST SEC DOCUMENTS"). Section 5.10 of the Qwest and Qwest Subsidiary's Disclosure Schedule sets forth a list of all Qwest SEC Documents. As of their respective dates, except to the extent revised or superseded by a subsequent filing with the Securities and Exchange Commission on or before the date of this Agreement, the Qwest SEC Documents filed by Qwest complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the Qwest SEC Documents (including any and all financial statements included therein) filed by Qwest as of such dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Qwest and its consolidated Subsidiaries included in the Qwest SEC Documents, including any amendments thereto, comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Securities and Exchange Commission with respect thereto. Qwest has filed with the Securities and Exchange Commission as exhibits to the Qwest SEC Documents all agreements, contracts and other documents or instruments required to be so filed, and such exhibits are true and complete copies of such agreements, contracts and other documents or instruments, as the case may be. None of the Subsidiaries of Qwest is required to file any reports, schedules, statements or other documents with the Securities and Exchange Commission.

  SECTION 5.11 PROXY/STATEMENT/PROSPECTUS; REGISTRATION STATEMENT; OTHER INFORMATION. None of the information with respect to any of Qwest and its Subsidiaries to be included in the Proxy Statement/Prospectus or the Registration Statement will in the case of the Proxy Statement/Prospectus or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement/Prospectus or any amendments thereof or supplements thereto, and at the time of the Company Stockholders Meeting, or, in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the representing party with respect to information supplied in writing by the Company or any Affiliate of the Company specifically for inclusion in the Proxy Statement/Prospectus or the Registration Statement. The Registration Statement will comply in all material respects with the provisions of the Securities Act. The registration statement on Form S-4, in which the Proxy Statement/Prospectus will be included, and all exhibits thereto, required to be filed with the Securities and Exchange Commission in connection with this Agreement and the Merger are collectively referred to as the "REGISTRATION STATEMENT".

  SECTION 5.12 OWNERSHIP OF COMPANY COMMON STOCK. None of Qwest and its Subsidiaries owns any shares of Company Common Stock or other Equity Securities of the Company (exclusive of any shares of Company Common Stock owned by any Employee Plan of Qwest and its Subsidiaries).

  SECTION 5.13 MISSTATEMENTS. Except to the extent revised or superseded by a subsequent schedule furnished to the Company pursuant to this Agreement, no schedule furnished to the Company by or with respect to any of Qwest or its Subsidiaries pursuant to this Agreement contained as of the date thereof any untrue statement of a material fact or omitted to state a material fact necessary to make the statement contained therein, in the light of the circumstances under which it was made, not misleading.

  SECTION 5.14 CONTINUING REPRESENTATIONS AND WARRANTIES.

  (a) Each of the representations and warranties made by Qwest or Qwest Subsidiary in this Agreement as of any date other than the Closing Date shall be true and correct in all material respects on and as of the Closing Date, except as otherwise contemplated by this Agreement.

  (b) Not less than three Business Days prior to the Closing Date, Qwest and Qwest Subsidiary shall prepare and deliver to the Company such updates or other revisions of the written disclosures referred to in this Article V as have been delivered by Qwest and Qwest Subsidiary to the Company as shall be necessary in order to make each of such written disclosures correct and complete in all material respects on and as of the Closing Date. The requirement to prepare and deliver updates or other revisions of the written disclosures, and the receipt by the Company of information pursuant to Sections 6.1(d) and 8.4 or otherwise on or before the Closing Date, shall not limit the right of the Company under Article III to require as a condition precedent to the performance of its obligations under this Agreement on such Closing Date the accuracy in all material respects of the representations and warranties made by the representing party in this Agreement and the performance in all material respects of the covenants of Qwest or Qwest Subsidiary made in this Agreement (without regard to such updates or other revisions) and to receive an unqualified certificate with respect to the same.

                                  ARTICLE VI

                           Covenants of the Parties

  SECTION 6.1 COVENANTS OF THE PARTIES. The Company covenants and agrees for the benefit of Qwest and Qwest Subsidiary with respect to the Company, and (1) Qwest and Qwest Subsidiary, jointly and severally, covenant and agree with respect to subsections (a), (b), (c), (d), (e), (f), (g) and (i) of this
Section 6.1, and (2) Qwest covenants and agrees with respect to subsection (h) of this Section 6.1, for the benefit of the Company, in each case that the party with respect to which the covenant and agreement is made shall (and, with respect to the Company, that the Company shall cause its Subsidiaries to) do the following until the Effective Time and, with respect to Section 6.1(e), indefinitely after the date of this Agreement:

  (a) Maintenance of Existence. Preserve and maintain its corporate existence and good standing in the jurisdiction of its incorporation and qualify and remain qualified as a foreign corporation in each jurisdiction in which qualification is required either (1) to own, lease, license or use its properties now owned, leased, licensed or used and proposed to be owned, leased, licensed or used or (2) to carry on its business as now conducted or proposed to be conducted, except where the failure to effect or obtain such qualification, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

  (b) Compliance With Regulations. Comply in all respects with all Regulations of each Governmental Body and all decisions, rulings, orders and awards of each arbitrator applicable to it or its business, properties or operations in connection with the Transactions if a failure to comply with any of the foregoing, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, including, without limitation, use its best efforts to comply (and exchange information with other parties to enable them to comply) with any applicable requirements under the Hart-Scott-Rodino Act relating to filing and furnishing information to the Department of Justice and the Federal Trade Commission, including, without limitation, the following:

    (1) assisting in the preparation and filing of each applicable "Antitrust Improvements Act Notification and Report Form for Certain Mergers and Acquisitions" and taking all other action required by 16 C.F.R. Parts 801-803 (or any successor form or Regulation);

    (2) complying with any additional request for documents or information made by the Department of Justice or the Federal Trade Commission or by a court; and

    (3) causing all affiliated persons of the "ultimate parent entity" of the party within the meaning of the Hart-Scott-Rodino Act to cooperate and assist in such filing and compliance.

  (c) Best Efforts. Upon the terms and subject to the conditions provided in this Agreement or the other Transaction Documents, use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to this Agreement or any other Transaction Document in doing all things necessary, proper or advisable to cause the satisfaction of the conditions to the conclusion of the Transactions contemplated hereby or thereby including, without limitation, using its best efforts to obtain all Approvals that are required or advisable on the part of any party with respect to the Transactions.

  (d) Notification. Give prompt notice to the other parties to this Agreement or any other Transaction Document, as the case may be, of (1) the occurrence, or failure to occur, of any event that would be likely to cause any representation or warranty of the party contained herein or therein to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Closing Date, any failure of the party to perform or otherwise comply with, in any material respect, any covenant, condition or agreement to be performed or complied with by it hereunder or thereunder and
(2) the receipt by the party of written or oral notice from any Governmental Body or other person stating, or causing such party to believe, that there is a reasonable likelihood that an Approval required by this Agreement to be obtained from such Governmental Body or other person will not be obtained timely or at all; which covenant of notification shall not limit the right of any other party hereunder or thereunder to require as a condition precedent to the performance of its obligations hereunder or thereunder the continuing accuracy and performance of the representations and warranties and covenants of the notifying party made herein or therein and to receive an unqualified certificate with respect to the same.

  (e) Publicity and Reports. Except as may be required by applicable laws, court process or by obligations pursuant to any listing agreement with the NASD or the American Stock Exchange, refrain from issuing any press release or make any public filings with respect to the Transactions, without affording the other parties the opportunity to review and comment upon such release or filing.

  (f) Tax-Free Reorganization. Use, and cause its Affiliates to use, all reasonable efforts to cause the Merger to qualify as a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code; not take, and cause its Affiliates not to take, any action what would cause the Merger not to qualify as a reorganization under those Sections; and take the position for all purposes that the Merger qualifies as a reorganization under those Sections.

  (g) Confidentiality. Keep confidential any information disclosed by any other party or its representatives to the covenanting party or its representatives, whether before or after the date of this Agreement, in connection with the Transactions or the discussions and negotiations preceding the execution of the Transaction Documents, and do not use such information other than as contemplated by the Transaction Documents, in each case on the terms and conditions set forth in the letter agreement dated November 12, 1997 between the Company and Qwest Communications Corporation (the "CONFIDENTIALITY AGREEMENT"), as though the agreements and obligations of the parties thereunder were also the agreements and obligations of each party to this Agreement owed to the other parties to this Agreement, mutatis mutandis.

  (h) Accuracy of Information. Cause all reports, schedules, forms, statements and other documents required by the Securities Act or the Exchange Act to be filed by the Company or Qwest, as the case may be (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, such party's "SEC DOCUMENTS"), as of their respective dates, except to the extent revised or superseded by a subsequent filing with the Securities and Exchange Commission on or before the Effective Time, to comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and cause all of such party's SEC Documents (including any and all financial statements included therein) filed by it as of such dates not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent revised or superseded by a subsequent filing with the Securities and Exchange Commission on or before the Closing Date that corrects any such untrue statement or omission.

  (i) Further Assurances. Promptly upon request by any other party, (1) correct any defect or error that may be discovered in any Transaction Document or in the execution or acknowledgement of any Transaction Document and execute, acknowledge, deliver, file, re-file, register and re-register, any and all such further acts, certificates, assurances and other instruments as the requesting party may reasonably require from time to time in order (a) to carry out more effectively the purposes of each Transaction Document, (b) to enable the requesting party to exercise and enforce its rights and remedies and collect any payments and proceeds under each Transaction Document and (c) to better transfer, preserve, protect and confirm to the requesting party the rights granted or now or hereafter intended to be granted to the requesting party under each Transaction Document or under each other instrument executed in connection with any Transaction Document, or (2) if the parties agree to permit the Closing to occur prior to the receipt of all Approvals required by Section 3.1(d) (without giving effect to the reference therein to the possible occurrence of a Material Adverse Effect), enter into such other transactions, agreements and arrangements with the other parties or their Affiliates so as to give Qwest and Qwest Subsidiary the benefit of the bargain, all without cost, expense or any other liability whatsoever to any of the Company, Qwest, Qwest Subsidiary and their Affiliates. Notwithstanding the foregoing but subject to Sections 8.2 and 8.3, none of Qwest, Qwest Subsidiary or any Affiliate of Qwest shall have any obligation to provide financial assistance of any sort whatsoever to any of the Company or its Subsidiaries.

  SECTION 6.2 PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT. As soon as practicable following the execution of this Agreement, the Company shall prepare and file with the Securities and Exchange Commission the Proxy Statement/Prospectus and each of the Company and Qwest shall use its best efforts to have the Proxy Statement/Prospectus cleared by the Securities and Exchange Commission as promptly as practicable. As soon as practicable following such clearance, Qwest shall prepare and file with the Securities and Exchange Commission the Registration Statement, of which the Proxy Statement/Prospectus will form a part, and shall use its best efforts to have the Registration Statement declared effective by the Securities and Exchange Commission as promptly as practicable thereafter. The Company and Qwest shall cooperate with each other in the preparation of the Proxy Statement/Prospectus, and each shall provide to the other promptly copies of all correspondence between it or any of its representatives and the Securities and Exchange Commission. Each of the Company and Qwest shall furnish to the other all information concerning it and its Affiliates required to be included in the Proxy Statement/Prospectus and the Registration Statement. As promptly as practicable after the effectiveness of the Registration Statement, the Company shall mail the Proxy Statement/Prospectus to the stockholders of the Company. No amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement shall be made without the approval of each of the Company and Qwest, which approval shall not be unreasonably withheld, conditioned or delayed. Each of the Company and Qwest shall advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any amendment thereto or any supplement or amendment to the Proxy Statement/Prospectus has been filed, or the issuance of any stop order, or the suspension of the qualification of Qwest Common Stock to be issued in the Merger for offering or sale in any jurisdiction, or of any request by the Securities and Exchange Commission or the NASD for amendment of the Registration Statement or the Proxy Statement/Prospectus. The parties shall take any action required to be taken under state blue sky or securities Regulations in connection with the Transactions.

  SECTION 6.3 LETTERS OF ACCOUNTANTS. Each of the Company and Qwest shall use commercially reasonable efforts to cause to be delivered to the other "comfort" letters of Grant Thornton LLP, the Company's independent public accountants, and of KPMG Peat Marwick LLP, Qwest's independent public accountants, respectively, in each case, dated and delivered on the date on which the Registration Statement shall become effective and as of the Effective Time, and addressed to the Boards of Directors of the Company and Qwest, in form and substance reasonably satisfactory to the other and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

                                  ARTICLE VII

                      Additional Covenants Of The Company

  SECTION 7.1 AFFIRMATIVE COVENANTS OF THE COMPANY. The Company agrees for the benefit of Qwest and Qwest Subsidiary that, until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, do the following:

  (a) American Stock Exchange. Take all action required, if any, to cause the Company Common Stock to continue to be listed for trading on the American Stock Exchange and give such notice to the

American Stock Exchange and the NASD as shall be required, if any, with respect to the Transaction Documents and the Transactions.

  (b) Maintenance of Records. Keep adequate records and books of account reflecting all its financial transactions, keep minute books containing accurate records of all meetings and accurately reflecting all corporate action of its stockholders and its Board of Directors (including committees) and keep stock books and ledgers correctly recording all transfers and issuances of all capital stock.

  (c) Maintenance of Properties. Maintain, keep and preserve all its Material Properties such that the representations and warranties stated in Section 4.15(c) shall at all times be true.

  (d) Conduct of Business. Except as otherwise contemplated by this Agreement, continue to engage in the Ordinary Course in the same lines of business as conducted by it on the date of this Agreement; and use its best efforts to preserve the business of the Company and its Subsidiaries and to preserve the goodwill of customers, suppliers and others having business relations with any of the Company and its Subsidiaries.

  (e) Maintenance of Insurance. Maintain insurance such that the representations and warranties stated in Section 4.18 shall at all times remain true.

  (f) Payment of Taxes. (1) Timely file (or cause to be filed) all Tax Returns that are required to be filed by it, except for the filing of such Tax Returns as to which the failure to file, individually or in the aggregate, could not reasonably be expected to have a Materially Adverse Effect, and (2) pay (or cause to be paid) before they become delinquent all Taxes due whether or not shown on such Tax Returns or any assessment received by it or otherwise required to be paid, except Taxes being contested in good faith by appropriate proceedings and for which adequate reserves or other provisions are maintained.

  (g) Reporting Requirements. Furnish to Qwest and Qwest Subsidiary:

    (1) Adverse events. Promptly after the occurrence, or failure to occur, of any such event, information with respect to any event (A) which could reasonably be expected to have a Material Adverse Effect, (B) which, if known as of the date of this Agreement, would have been required by any Transaction Document to be disclosed to Qwest or Qwest Subsidiary or (C) which could reasonably be expected to cause any representation or warranty contained in any Transaction Document with respect to the Company or a Subsidiary to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time;

    (2) Monthly financial statements. As soon as available, and in any event within 30 days after the end of each month, the consolidated balance sheet of the Company and its consolidated Subsidiaries as of the end of the month and the related consolidated statements of income (loss), stockholders' equity and cash flows for the portion of the fiscal year of the Company ended with the last day of the month, all in reasonable detail and stating in comparative form the respective consolidated figures for the corresponding date and period in the previous fiscal year (subject to year-end adjustments);

    (3) Quarterly financial statements. As soon as available and in any event within 45 days after the end of each of the first three quarters of each fiscal year of the Company, the consolidated balance sheet of the Company and its consolidated Subsidiaries as of the end of the quarter and the related consolidated statements of income (loss) and stockholders' equity and cash flows for the portion of the fiscal year ended with the last day of the quarter, all in reasonable detail and stating in comparative form the respective consolidated figures for the corresponding date and period in the previous fiscal year and certified by the chief financial officer of the Company (subject to year-end adjustments);

    (4) Annual financial statements. As soon as available and in any event within 90 days after the end of each fiscal year of the Company, the consolidated balance sheet of the Company and its consolidated Subsidiaries as of the end of the fiscal year and the related consolidated statements of income (loss) and stockholders' equity and cash flows for the fiscal year, all in reasonable detail and stating in comparative form the respective consolidated figures for the corresponding date and period in the prior fiscal year and accompanied by an opinion of Grant Thornton LLP or other independent accountants of recognized national standing selected by the Company;

    (5) Notice of litigation. Promptly after the commencement of each such matter, notice of all Actions affecting the Company or a Subsidiary that, individually or in the aggregate, if determined adversely to any of them, could reasonably be expected to have a Material Adverse Effect;

    (6) Access to information. Afford to Qwest and Qwest Subsidiary and their respective officers, employees, financial advisors, attorneys, accountants and other representatives, reasonable access and duplicating rights (at the requesting party's expense) during normal business hours and upon reasonable advance notice to all its properties, books, contracts commitments, personnel and records; furnish as promptly as practicable to Qwest and Qwest Subsidiary and their respective officers, employees, financial advisors, attorneys, accountants and other representatives such information with respect to the business, properties, operations, prospects or condition (financial or otherwise) of the Company and its Subsidiaries as they may from time to time reasonably request and instruct the officers, employees, financial advisors, attorneys, accountants and other representatives of each of the Company and its Subsidiaries to cooperate with Qwest and Qwest Subsidiary and their respective officers, employees, financial advisors, attorneys, accountants and other representatives in their investigation of each of the Company and the Subsidiaries;

    (7) Reports to creditors and other persons. Promptly after the furnishing of each such document, copies of any statement or report furnished to any other person pursuant to the terms of the Credit Agreement or any other indenture, loan or credit or similar agreement and not otherwise required by any other clause of this Section 8.1 to be furnished to Qwest and Qwest Subsidiary;

    (8) SEC documents. Promptly after filing any report, schedule, form, statement or other document with the Securities and Exchange Commission, the Company shall deliver a copy thereof to Qwest and Qwest Subsidiary; and

    (9) General information. Such other information respecting the condition or operations, financial or otherwise, of any of the Company and its Subsidiaries as Qwest or Qwest Subsidiary may from time to time reasonably request.

  (h) Certain Resignations and Releases. Obtain from the persons identified in
Section 3.1(m)(1) the resignations and releases referred to therein, without cost or other liability, subject to Section 8.3(c), to any of the Company, its Subsidiaries, Qwest and Qwest Subsidiary.

  (i) Affiliate Agreements. Deliver to Qwest and Qwest Subsidiary a list (reasonably satisfactory to counsel for Qwest and Qwest Subsidiary), setting forth names and addresses who are, at the time of the Company Stockholders Meeting, in the Company's reasonable judgment, "affiliates" of the Company for purposes of Rule 145 under the Securities Act; furnish such information and documents as Qwest and Qwest Subsidiary may reasonably request for the purpose of reviewing such list; and use its best efforts to obtain from each such person the written agreement referred to in Section 3.1(m)(2), without cost or other liability to any of the Company, its Subsidiaries, Qwest and Qwest Subsidiary.

  (j) Stock Options, Warrants, etc. Cancel or otherwise terminate, without cost or other liability to any of the Company, Qwest, Qwest Subsidiary and any other person, all of the Stock Options and

Warrants, and all rights of participants in any stock option, stock purchase, stock appreciation rights, phantom stock, restricted stock or other Company Employee Plan, that shall not have been exercised or exchanged on or before the Business Day preceding the Closing Date, in each case on terms approved by Qwest and Qwest Subsidiary; provided that, (1) Company Series F Warrants exercisable for no more than 275,000 shares of Company Common Stock in the aggregate, (2) Company Sunrise Warrants exercisable for no more than 103,333 shares of Company Common Stock in the aggregate and (3) Company AmeriConnect Rights exchangeable for no more than 20,390 shares of Company Common Stock in the aggregate, may remain outstanding after the Closing Date if both (x) the Company shall have used commercially reasonably efforts to cause the cancellation or other termination of such Company Series F Warrants and Company Sunrise Warrants and the exchange of such Company AmeriConnect Rights, in each case as the case may be, and (y) only shares of Qwest Common Stock (and no Equity Securities of the Surviving Corporation or any other person) shall be issuable upon the exercise or exchange, as the case may be, of such Company Series F Warrants, Company Sunrise Warrants and Company AmeriConnect Rights after the Effective Time.

  (k) Voting Agreements. Recognize and give effect to the proxies granted by the Principal Stockholders in their respective Voting Agreements and direct the transfer agent for the Company Common Stock not to effect the transfer by any Principal Stockholder of any Company Restricted Shares in violation of the related Voting Agreement.

  (l) Company Stockholders Meeting; Proxy Statement/Prospectus.

    (1) The Company (to the extent necessary, acting through its Board of Directors) shall, in accordance with applicable Regulations and as soon as practicable following the execution and delivery of this Agreement, (A) duly call, give notice of, convene and hold a meeting of the holders of the Company Common Stock (the "Company Stockholders Meeting") for the purpose of considering the approval of this Agreement and the Merger, which date shall be not less than 20 days after the date the Proxy Statement/Prospectus shall be first mailed to the stockholders of the Company, (B) fix a record date for determining stockholders entitled to vote at the Company Stockholders Meeting and (C) subject to Section 7.2(z), include in the Proxy Statement/Prospectus the recommendation by the Board of Directors of the Company that the stockholders of the Company approve this Agreement and the Merger.

    (2) Notwithstanding the provisions of Section 7.2(z) and this Section 7.1(l), the obligations of the Company under Section 7.1(l)(1) shall not be affected by the withdrawal or modification by the Board of Directors of the Board Approval with respect to any matter other than the approval of this Agreement and the Merger.

  (m) Customer Introductions. To the extent practicable, upon the request of Qwest or Qwest Subsidiary, introduce Qwest or Qwest Subsidiary, or arrange for a personal introduction of their respective representatives, to customers of any of the Company and its Subsidiaries for the purpose of ensuring good customer relationships following the Closing.

  (n) Dissenters. Cause, without cost or other liability to any of the Company, Qwest, Qwest Subsidiary, the Surviving Corporation and any other person, the number of shares of Company Common Stock with respect to which demands for appraisal pursuant to Section 262 of the DGCL shall be perfected to be equal to or less than the number that is equal to 5.25% of the Aggregate Number.

  SECTION 7.2 NEGATIVE COVENANTS OF THE COMPANY. The Company agrees for the benefit of Qwest and Qwest Subsidiary that, until the Effective Time and except as contemplated by the Transaction Documents or with the prior written approval of Qwest and Qwest Subsidiary (which approval may be granted, withheld, delayed or conditioned in their sole discretion), the Company shall not, and shall not permit any of its Subsidiaries to, do any of the following or enter into any agreement or other arrangement (other than the Transaction Documents) with respect to any of the following:

  (a) Dissolution. Dissolve any of the Company and its Subsidiaries, or take any action in contemplation thereof.

  (b) Charter documents. Except as contemplated by Section 7.1(n), amend its articles of incorporation, certificate of incorporation, bylaws, operating agreement or limited partnership agreement, as applicable.

  (c) Capitalization. Issue any shares of capital stock or other Equity Securities, except in connection with the exercise of any Stock Options and Warrants, or enter into an agreement or arrangement restricting the voting or transfer of any Equity Securities of any of the Company and its Subsidiaries.

  (d) Debt. Create, incur, assume or suffer to exist any Debt, except:

    (1) any Debt under the Credit Agreement, in an aggregate principal amount not greater than $4,620,000 plus the aggregate outstanding amount of revolving advances under Section 2 of the Credit Agreement, on the terms and conditions thereof in existence as of the date of this Agreement or on other terms and conditions reasonably satisfactory to Qwest and Qwest Subsidiary; and

    (2) any other Debt existing on the date of this Agreement, and all amendments, extensions, modifications, refunding, renewals, refinancings and substitutions thereof, but only if the aggregate principal amount thereof is not increased thereby, the term thereof is not extended thereby and the other terms and conditions thereof, taken as a whole, are not less advantageous to the Company and its Subsidiaries than those in existence as of the date of this Agreement.

  (e) Liens. Create, incur, assume, or suffer to exist any Lien upon or with respect to any of its properties, now owned or hereafter acquired, except Permitted Liens.

  (f) Liabilities. Any of (1) incur any Liability, except Liabilities (A) incurred in the Ordinary Course or (B) expressly contemplated by the Transaction Documents, (2) pay, discharge or satisfy any Liabilities, except Liabilities (A) reflected or reserved against in, or contemplated by, the financial statements (or the notes thereto) of the Company and its Subsidiaries referred to in Section 4.5, (B) incurred in the Ordinary Course,
(C) legally required to be paid, discharged or satisfied or (D) expressly contemplated by the Transaction Documents and (3) renegotiate, settle or compromise the Sprint Payables Obligation or the MCI Payables Obligation or both (provided that the approval of Qwest and Qwest Subsidiary with respect to such renegotiation, settlement or compromise shall not be unreasonably withheld, delayed or conditioned).

  (g) Settle Litigation. Settle or compromise any litigation (whether or not commenced prior to the date of this Agreement) or settle, pay or compromise any claims not required to be paid (which are not payable or reimbursable under policies of insurance maintained by or on behalf of any of the Company and its Subsidiaries), individually in an amount in excess of $50,000 and in the aggregate in an amount in excess of $100,000, other than in consultation and cooperation with Qwest and Qwest Subsidiary, and, with respect to any such settlement, with the prior written consent of Qwest and Qwest Subsidiary.

  (h) Restricted Payments. Declare or make any Restricted Payment to any person other than any of the Company and its Wholly-Owned Subsidiaries.

  (i) Capital Expenditures. Make (or commit to make) any Capital Expenditures except in the Ordinary Course.

  (j) Acquisitions. Acquire (1) by merger, consolidation, acquisition of stock or assets, or otherwise, all or substantially all of the Equity Securities of any corporation, partnership, limited liability company, joint venture, association, trust, unincorporated association or other entity or organization or (2) any assets except for fair value and in the Ordinary Course.

  (k) Investments. Make or acquire any Investment in any person, other than
(1) Investments in Wholly-Owned Subsidiaries and (2) Investments existing on the date of this Agreement in other Subsidiaries, including, without limitation, any extension of the maturity, renewal, refunding or modification of such existing Investments in other Subsidiaries and all amendments, extensions, modifications, refundings, renewals and substitutions of such existing Investments, but only if the aggregate amount of such existing Investments shall not increase except as a result of the accrual of interest, dividends and other amounts payable in respect of such Investments.

  (l) Mergers, Etc. Merge or consolidate with any person, sell, lease, license or dispose of all or substantially all of its assets (whether now owned or hereafter acquired) to any person or acquire all or substantially all of the assets or the business of any person, or take any other action to effect, any Business Combination Transaction (other than the Transactions), in each case whether in one transaction or in a series of transactions, except that a Subsidiary may merge into or transfer assets to the Company or a Wholly-Owned Subsidiary.

  (m) Leases. Create, incur, assume or suffer to exist, pursuant to a Guarantee or otherwise, any obligation as lessee for the rental or hire of any real or personal property, except the following:

    (1) conditional sale contracts that are Permitted Liens;

    (2) capitalized leases that are Permitted Liens;

    (3) leases existing on the date of this Agreement and any extensions or renewals of those leases; and

    (4) leases (other than capitalized leases) entered into in the Ordinary Course.

  (n) Sale and Leaseback. Transfer any real or personal property to any person and thereafter directly or indirectly lease back the same or similar property.

  (o) Sale or Lease of Assets. Transfer any of its assets now owned or hereafter acquired (including, but not limited to, shares of capital stock and indebtedness of Subsidiaries and leasehold interests), except the following:

    (1) assets that are no longer used or useful in the conduct of its business; and

    (2) assets that are transferred for fair value and in the Ordinary
  Course.

  (p) Conduct of Business. Either (1) cease to engage in the Ordinary Course in the same lines of business as conducted by the Company or a Subsidiary on the date of this Agreement, (2) engage in any line of business that is not conducted by the Company or a Subsidiary on the date of this Agreement or (3) enter into any agreement, arrangement, commitment, contract or transaction, amend or terminate any of the same, take any action or omit to take any action or otherwise conduct any of its affairs, in any case not in the Ordinary Course.

  (q) Confidential Information. Except as otherwise expressly permitted by the proviso to Section 7.2(z) with respect to a Business Combination Proposal or pursuant to confidentiality agreements with respect to the business, properties and operations of the Company and its Subsidiaries in effect as of the date of this Agreement or entered into thereafter in the ordinary course of business and consistent with past practice, use or disclose to any person (other than Qwest, Qwest Subsidiary and their Affiliates), except as required by law, any material non-public information concerning the business, properties, operations, prospects or condition (financial or otherwise) of the Company and its Subsidiaries.

  (r) Transactions with Affiliates. Enter into any transaction (including, but not limited to, the purchase, sale or exchange of property or the rendering of any service or the amendment, modification or termination of any of, or waiver of any provision of, the Affiliate Agreements) with any of its directors, officers or stockholders having beneficial ownership of 5.0% or more of the shares of any class of Company Common Stock or Company Preferred Stock then issued and outstanding, or with any of its Affiliates or the directors, officers or such stockholders thereof, except (1) transactions among the Company and its Wholly-Owned Subsidiaries, (2) transactions pursuant to agreements, arrangements or understandings that are set forth in Section 7.2(r) of the Company's Disclosure Schedule and (3) transactions that do not require the payment or provision by or to any of the Company and its Subsidiaries of money in an aggregate amount, or goods or services having an aggregate value, in excess of $50,000.

  (s) Compliance With ERISA. Permit there to occur an Employee Plan Event that results in any material liability of any of the Company and its Subsidiaries.

  (t) Compensation. Permit (1) an increase in the amount of compensation of any senior executive officer of any of the Company and its Subsidiaries (including wages, salaries, bonuses, extra compensation, pension and continuation, severance or termination pay of all types, whether paid or accrued) that is not required by an existing agreement or, if not so required, is not in the Ordinary Course, (2) the adoption or amendment of, or acceleration of payment or vesting of the amounts payable or to become payable under, any bonus, profit sharing, compensation, severance, termination, stock option, stock purchase, stock appreciation rights, phantom stock, restricted stock or other stock-based plan, pension, retirement, employment or other employee benefit agreement, trust, plan or other arrangement for the benefit or welfare of any current or former officer, director, employee, consultant or agent of any of the Company and its Subsidiaries, (3) grant of any additional Stock Options or Warrants, (4) the payment of any benefit not required by any existing agreement, (5) the adoption or amendment of any existing, employment, consulting, continuation pay, severance pay or termination pay agreement (including, without limitation, any such agreement that provides for the acceleration or payment of any benefit upon the occurrence of a change in control, however defined) with any officer, director or employee of any of the Company and its Subsidiaries or, except in accordance with the existing written policies of the Company or the Subsidiary, as the case may be, in existence as of the date of this Agreement, the grant of any continuation, severance or termination pay to any officer, director or employee of any of the Company and its Subsidiaries or (6) the placement of any assets in any trust for the benefit of officers, directors or employees of any of Company and its Subsidiaries; provided, however, that notwithstanding the foregoing,
(x) each of the Company and its Subsidiaries may amend the provisions of any employee pension plan which is intended to be qualified under Section 401(a) of the Code in order to maintain such qualified status and (y) except as contemplated by this Agreement, none of the Company and its Subsidiaries shall take any action, or refrain from taking any action, as the result of which the Company and its Subsidiaries shall be, or upon the occurrence of any change of control (however defined) or other event become, obligated to pay benefits.

  (u) New Executive Officers. Employ, directly or indirectly (including as a consultant), any executive officers of any of the Company and its Subsidiaries not employed by the Company or the Subsidiary, as the case may be, in the same position or capacity on the date of this Agreement.

  (v) Union Contracts. Enter into or amend any agreements with any labor union or other collective bargaining group, other than in the Ordinary Course.

  (w) Stock of Subsidiary. Transfer any shares of capital stock of any Subsidiary, except in connection with a transaction permitted by Section 7.2(z).

  (x) Taxes. Make any tax election or settle or compromise any income tax liability.

  (y) Accounting Changes. Except as disclosed in Section 7.2 of the Company's Disclosure Schedule, make or permit any significant change in accounting policies or reporting practices, except for any change required by GAAP, in the opinion of the Company's independent accountants.

  (z) Business Combination Transactions. Do, or permit any of its officers, directors, employees, financial advisors and other representatives to do, any of the following or to enter into an agreement or other arrangement (other than the Transaction Documents) with respect to any of the following:

    (1) enter into any agreement with respect to, or take any other action to effect, any Business Combination Transaction (other than the Transactions) with respect to any of the Company and its Subsidiaries;

    (2) solicit, initiate or encourage (including, without limitation, by way of furnishing information), or take any other action to facilitate, any inquiry or the making of any proposal to any of the Company, its Subsidiaries and its stockholders from any person (other than Qwest, Qwest Subsidiary or any Affiliate of, or any person acting in concert with, Qwest or Qwest Subsidiary) which constitutes, or may reasonably be expected to lead to, a proposal with respect to a Business Combination Transaction (other than the Transactions) with respect to any of the Company and its Subsidiaries, or endorse any Business Combination Transaction (other than the Transactions) with respect to any of the Company and its Subsidiaries; or

    (3) continue, enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other person any information with respect to the business, properties, operations, prospects or condition (financial or otherwise) of the Company and its Subsidiaries or any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing;

provided, that this Section 7.2(z) shall not prohibit (1) the Company from (A) furnishing to any person (other than a Principal Stockholder or any Affiliate of, or other person acting in concert with, the Company or a Principal Stockholder) that has made an unsolicited, bona fide written proposal with respect to a Business Combination Transaction with respect to any of the Company and its Subsidiaries information concerning the Company and its Subsidiaries and the business, properties, operations, prospects or condition (financial or otherwise) of the Company and its Subsidiaries or (B) engaging in discussions or negotiations with such a person that has made such written proposal with respect to a Business Combination Transaction, (2) following receipt of such written proposal with respect to a Business Combination Transaction, the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act, or (3) following receipt of such written proposal with respect to a Business Combination Transaction, the Board of Directors of the Company from withdrawing or modifying the Board Approval; provided, however, that the Company or the Board of Directors of the Company, as the case may be, (x) shall take any action referred to in the preceding clauses (1) and (3) with respect to such written proposal (a "SUPERIOR PROPOSAL") only if such action is consistent with (i) the written opinion, subject only to customary qualifications, of a financial advisor of nationally recognized reputation, taking into account the terms and conditions of such proposed Business Combination Transaction and the Merger, respectively, all other legal, financial, regulatory and other aspects of such proposed Business Combination Transaction and the Merger, respectively, and the identity of the person making such Superior Proposal, that (A) such proposed Business Combination Transaction is reasonably capable of being completed and would, if completed, result in a transaction more favorable to the Company and its stockholders from a financial and strategic point of view than is the Merger and (B) financing for such proposed Business Combination Transaction, to the extent required, is then committed and is reasonably capable of being provided by a financial institution or other source able to provide such financing and (ii) the written opinion of independent counsel for the Company that the failure to take such action would result in a substantial risk of liability for a breach by the Board of Directors of the Company of its fiduciary obligations under applicable law, (y) shall furnish to the person making such Superior Proposal any information referred to in the preceding clause (1)(A) only if both (A) the Company shall then furnish such information to Qwest and Qwest Subsidiary, or shall have previously furnished such information to Qwest or Qwest Subsidiary, and (B) such information shall be so furnished to such person pursuant to a confidentiality agreement no less favorable to the Company than the terms of the Confidentiality Agreement and (z) shall take any action referred to in the preceding clauses (1), (2) and (3) only if the Board of Directors of the Company shall, by written notice delivered to Qwest and Qwest Subsidiary not less than 24 hours prior thereto, inform Qwest and Qwest Subsidiary of its intention to take such action. The Company shall cease and cause to be terminated any existing activities, discussions or negotiations with all persons (other than Qwest, Qwest Subsidiary or any Affiliate of, or any person acting in concert with, Qwest or Qwest Subsidiary) conducted on or before the date of this Agreement with respect to any Business Combination Transaction. The Company shall inform the persons referred to in the first sentence of this Section 7.2(z) of the obligations undertaken in this Section 7.2(z). If the Company, or any member of the Board of Directors thereof, receives a proposal with respect to a Business Combination Transaction with respect to any of the Company and its Subsidiaries, then the Company shall, by written notice delivered within 24 hours after the receipt of such proposal, inform Qwest and Qwest Subsidiary of the terms and conditions of such proposal and the identity of the person making the proposal with respect to such Business Combination Transaction and shall keep Qwest and Qwest Subsidiary generally informed with reasonable promptness of any steps it is taking pursuant to the preceding sentence with respect to such proposal.

                                 ARTICLE VIII

                         Additional Covenants of Qwest

  SECTION 8.1 AFFIRMATIVE COVENANTS OF QWEST. Qwest agrees for the benefit of the Company that, until the Effective Time, Qwest shall take all action required, if any, to cause the Qwest Common Stock that shall be issued in the Merger to be approved for inclusion in NASDAQ/NM, if necessary, subject only to official notice of issuance, and give such notice to the NASD as shall be required, if any, with respect to the Transaction Documents and the Transactions.

  SECTION 8.2 DIRECTORS' AND OFFICERS' INSURANCE; INDEMNIFICATION. Qwest agrees for the benefit of the Indemnified Persons that Qwest shall do the following:

  (a) For six years after the Effective Time, the Surviving Corporation and its Subsidiaries shall indemnify each person who is now, or has been at any time prior to the date of this Agreement, a director, officer, employee or agent of any of the Company and its Subsidiaries, and the successors and assigns of such person (individually, an "INDEMNIFIED PERSON" and, collectively the "INDEMNIFIED PERSONS"), to the same extent and in the same manner as is now provided in the respective articles of incorporation, certificates of incorporation, by-laws, operating agreements or limited partnership agreements, as applicable, of the Company and its Subsidiaries in effect on the date of this Agreement, with respect to any Loss whenever asserted or claimed (an "INDEMNIFIED LIABILITY"), based in whole or in part on, or arising before or after the Effective Time in whole or in part out of, any matter existing or occurring at or prior to the Effective Time. Qwest hereby guarantees the obligation of the Surviving Corporation provided for under this Section 8.2(a); provided, that the guarantee obligation of Qwest provided for in this Section 8.2(a) shall, in the aggregate, be limited to an amount equal to (1) the aggregate value of the consolidated assets of the Company and its consolidated Subsidiaries minus (2) the aggregate value of the consolidated liabilities of the Company and its consolidated Subsidiaries, each as reflected on the books and records of the Company as of the Closing Date.

  (b) Qwest shall cause the Surviving Corporation to maintain in effect for not less than six years after the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company and its Subsidiaries on the date of this Agreement; provided that (x) Qwest may substitute therefor policies providing coverage with respect to matters existing or occurring at or prior to the Effective Time (whether arising before or after the Effective Time) and containing terms and conditions that, taken as a whole, are no less advantageous to the persons covered by such current insurance policies and (y) if the aggregate annual premiums for such insurance at any time during such period shall exceed 200% of the per annum rate of premiums paid by the Company and its Subsidiaries for such insurance on the date of this Agreement, then Qwest shall cause the Surviving Corporation to, and the Surviving Corporation shall, provide the maximum coverage that shall then be available at an annual premium equal to 200% of such rate, and, in addition to the indemnification provided above in this Section 8.2(b), shall indemnify the Indemnified Persons for the balance of such insurance coverage on the same terms and conditions as though Qwest were the insurer under those policies.

  (c) Promptly after receipt by an Indemnified Person of notice of the assertion (an "ASSERTION") of any claim or the commencement of any action against the person in respect of which indemnity or reimbursement may be sought hereunder against any of the Company, Qwest, the Surviving Corporation or their respective Subsidiaries (collectively, "INDEMNITORS"), such Indemnified Person shall notify any Indemnitor in writing of the Assertion, but the failure to so notify any Indemnitor shall not relieve any Indemnitor of any liability it may have to such Indemnified Person hereunder except where such failure shall have materially prejudiced Indemnitor in defending against such Assertion. The Indemnitors shall be entitled to participate in and, to the extent the Indemnitors elect by written notice to such Indemnified Person within 30 days after receipt by any Indemnitor of notice of such Assertion, to assume the defense of such Assertion, at their own expense, with counsel chosen by the Indemnitors and reasonably satisfactory to an Indemnified Person. Notwithstanding that the Indemnitors shall have elected by such written notice to assume the defense of any Assertion, such Indemnified Person shall have the right to participate in the investigation and defense thereof, with separate counsel chosen by such Indemnified Person, but in such event the fees and expenses of such counsel shall be paid by such Indemnified Person, except to the extent that, in the opinion of counsel for the Indemnified Person, the Indemnified Person and the Indemnitor have conflicting interests in which case the Indemnitor shall pay the fees and expenses of such separate counsel; provided that, in connection with any Action or substantially similar actions in the same jurisdiction arising out of the same general allegations, the Indemnitors shall not be liable for fees and expenses of more than one separate firm of attorneys for all Indemnified Persons, which firm shall be identified in writing to the Indemnitors. No Indemnified Person shall settle any Assertion without the prior written consent of Qwest nor shall Qwest settle any assertion without either (1) the written consent of all Indemnified Persons against whom such Assertion was a made or (2) obtaining a general release from the party making the Assertion for all Indemnified Persons as a condition of such settlement.

  SECTION 8.3 EMPLOYEE BENEFITS MATTERS.

  (a) On and after the Effective Time, Qwest shall cause the Surviving Corporation and its Subsidiaries to promptly pay or provide when due all compensation and benefits earned through or prior to the Effective Time as provided pursuant to the terms of any compensation arrangements, employment agreements and employee or director benefit plans (including, without limitation, deferred compensation plans), programs and policies in existence as of the date of this Agreement for all employees, former employees, directors and former directors of any of the Company and its Subsidiaries.

  (b) On and after the Effective Time, if employees of any of the Company and its Subsidiaries become eligible to participate in a medical, dental or health plan of any of Qwest and its Subsidiaries, Qwest shall cause such plan to (1) waive any pre-existing condition limitations for conditions covered under the applicable medical, health or dental plans of the Company and its Subsidiaries existing on the date of this Agreement and (2) honor any deductible and out-of-pocket expenses incurred by the employees and their beneficiaries under such plans during the portion of the calendar year prior to the date on which such employees become eligible for such participation.

  (c) At the Effective Time, Qwest shall pay, or shall cause the Surviving Corporation to pay, all amounts then due to Wallace M. Hammond and Jon F. Beizer, respectively, pursuant to their respective employment agreements by reason of the occurrence of a change of control (as defined therein), subject in each case to all necessary withholdings, and Qwest shall pay, or shall cause the Surviving Corporation to pay, all reasonable out-of-pocket costs, fees and expenses of such persons (including, without limitation, the reasonable fees and disbursements of counsel and the expenses of litigation) incurred by them in connection with collecting such amounts.

  (d) Nothing in this Section 8.3 shall (1) before or after the Effective Time, require the continued employment of any person by any of the Company, Qwest, the Surviving Corporation and their respective Subsidiaries, either before or after the Effective Time, or (2) after the Effective Time, prevent any of the Company, the Surviving Corporation and their respective Subsidiaries from taking any action or refraining from taking any action with respect to any employee that may then be permitted by law.

  SECTION 8.4 SEC DOCUMENTS. Promptly after filing any report, schedule, form, statement or other document with the Securities and Exchange Commission, Qwest or Qwest Subsidiary, as the case may be, shall deliver a copy thereof to the Company.

  SECTION 8.5 TRANSFER OF SURVIVING CORPORATION. Promptly after the Effective Time, Qwest shall take all action required to cause all shares of capital stock of the Surviving Corporation to be held by Qwest Communications Corporation, a Delaware corporation and an indirect, Wholly-Owned Subsidiary of Qwest.

                                  ARTICLE IX

                                  Termination

  SECTION 9.1 TERMINATION.

  (a) The obligations of the parties under this Agreement (other than Section 6.1(g) and Articles IX and X) may be terminated and the Merger abandoned on any date (the "TERMINATION DATE") prior to the Effective Time, whether before or after this Agreement and the Merger shall have been approved by the stockholders of the Company, in each case by:

    (1) the agreement of the parties;

    (2) the Company, on or after May 31, 1998, if (A) the Closing shall then not have occurred for any reason other than the breach or violation by the Company, in any material respect, of any of its representations, warranties, covenants and agreements set forth in this Agreement, (B) there shall not have occurred and be continuing a breach or violation by the Company, in any material respect, of any of its representations, warranties, covenants and agreements set forth in this Agreement and (C) the Company shall have paid in full to Qwest and Qwest Subsidiary all amounts then owed to Qwest and Qwest Subsidiary pursuant to Section 9.2, if any;

    (3) Qwest or Qwest Subsidiary, on or after May 31, 1998, if (A) the Closing shall then not have occurred for any reason other than the breach or violation by Qwest or Qwest Subsidiary, in any material respect, of any of their respective representations, warranties, covenants and agreements set forth in this Agreement and (B) there shall not have occurred and be continuing a breach or violation by Qwest or Qwest Subsidiary, in any material respect, of any of its representations, warranties, covenants and agreements set forth in this Agreement;

    (4) the Company, if (A) a representation, warranty, covenant or agreement of either Qwest or Qwest Subsidiary set forth in this Agreement is breached or violated by Qwest or Qwest Subsidiary, as the case may be, in any material respect, and (B) there shall not have occurred and be continuing a breach or violation by the Company, in any material respect, of any of its representations, warranties, covenants and agreements set forth in this Agreement and (C) the Company shall have paid in full to Qwest and Qwest Subsidiary all amounts then owed to Qwest and Qwest Subsidiary pursuant to
  Section 9.2, if any;

    (5) Qwest or Qwest Subsidiary, if (A) any one or more of (i) a representation, warranty, covenant or agreement of the Company set forth in this Agreement is breached or violated by the Company in any material respect, (ii) there shall exist or there shall have occurred an event (other than an Event of Default (as defined) under the Credit Agreement) that has had, will have or could reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries and (iii) there shall have occurred and be continuing an Event of Default (as defined) under the Credit Agreement and the Debt thereunder shall have become due and payable or the lender thereunder shall have exercised any rights or remedies in connection therewith and (B) there shall not have occurred and be continuing a breach or violation by Qwest or Qwest Subsidiary, in any material respect, of any of its representations, warranties and covenants set forth in this Agreement;

    (6) the Company, if the stockholders of the Company shall not have approved this Agreement and the Merger at the Company Stockholders Meeting, or any adjournment thereof, and the Company shall have paid in full to Qwest and Qwest Subsidiary all amounts then owed to Qwest and Qwest Subsidiary pursuant to Section 9.2, if any;

    (7) Qwest or Qwest Subsidiary, if the stockholders of the Company shall not have approved this Agreement and the Merger at the Company Stockholders Meeting, or any adjournment thereof;

    (8) Qwest or Qwest Subsidiary, if the Company or the Board of Directors of the Company (A) shall have authorized, recommended or proposed (or publicly announced its intention to authorize, recommend or propose) an agreement with respect to a Business Combination Transaction (other than the Transactions) with respect to any of the Company and its Subsidiaries,
  (B) shall have recommended that the stockholders of the Company accept or approve any such Business Combination Transaction or (C) within the time period contemplated by Rule 14e-2 under the Exchange Act, shall have failed to publicly confirm the Board Approval and recommend against the acceptance by the stockholders of the Company of any tender offer or exchange offer that, if concluded in accordance with its terms, would constitute or result in a Business Combination Transaction (which failure shall include, without limitation, the determination by the Board of Directors of the Company to take no position with respect to such tender offer or exchange offer);

    (9) the Company, if (A) the Board of Directors of the Company shall have determined that an unsolicited, bona fide proposal made by any person (other than a Principal Stockholder or an Affiliate of, or other person acting in concert with, the Company or a Principal Stockholder) with respect to a Business Combination Transaction with respect to any of the Company and its Subsidiaries is a Superior Proposal, (B) the Board of Directors of the Company shall have complied in all material respects with
  Section 7.2(z) with respect to actions taken or proposed to be taken by the Company or the Board of Directors of the Company with respect to such Superior Proposal, (C) the Company shall have notified Qwest and Qwest Subsidiary in writing, in each case not less than three full Business Days in advance of taking such action, of its election to terminate the obligations of the parties pursuant to this Section 9.1 for the purpose of recommending that the stockholders of the Company accept or approve such Superior Proposal or authorizing, recommending or proposing an agreement with respect to such Superior Proposal, (D) the Company and its advisors and representatives shall have discussed with Qwest and Qwest Subsidiary the modifications to the terms of this Agreement and the other Transaction Documents that would permit the Company to conclude the Merger in lieu of concluding such Superior Proposal, (E) at the end of such three Business Day period the Board of Directors of the Company shall have determined that such Superior Proposal continues to constitute a Superior Proposal and (F) the Company shall have paid in full to Qwest and Qwest Subsidiary all amounts then owed to Qwest and Qwest Subsidiary pursuant to Section 9.2; or

    (10) Qwest and Qwest Subsidiary, if there shall have occurred a Business Combination Transaction (other than the Transactions) with respect to any of the Company and its Subsidiaries.

  (b) Any termination of the obligations of the parties pursuant to this
Section 9.1 shall be made by written agreement or by written notice from the terminating party to the other parties.

  (c) Except as provided to the contrary in Sections 9.2 and 10.11, and subject to the limitations stated therein, no party shall have any liability (in contract, tort or otherwise) to other parties or persons, whether based on the same or different claims or causes of action, in excess of $100,000 in the aggregate, in respect of (1) the termination of the obligations of the parties pursuant to Section 9.1 or (2) any breach of any warranty, covenant or agreement of such party, or for any misrepresentation by such party, under any Transaction Document (other than Section 6.1(g) of this Agreement).

  SECTION 9.2 FEES; EXPENSES; OTHER AMOUNTS.

  (a) Damages. Promptly following the termination of the obligations of the parties pursuant to clause (4) or (5) of Section 9.1(a) by the Company or by Qwest and Qwest Subsidiary, as the case may be, the other party or parties shall promptly, but in no event later than three Business Days following receipt of written demand therefor, pay to the party terminating such obligations, as liquidated damages (and not as a fee or a penalty), the amount of $100,000 in the aggregate. The parties acknowledge that the damages that will result from any breach or violation giving rise to such termination are uncertain and not capable of accurate calculation, and will be difficult to prove. The parties further acknowledge that the foregoing liquidated damages' amount is neither unconscionable nor unreasonably large or small, given the circumstances, and such amount is not intended as a penalty and is not and should not be construed as a penalty. In light of the foregoing, and the inconvenience or nonfeasibility of otherwise obtaining an adequate remedy, the parties agree that the liquidated damages' amount set forth above is reasonable in all respects.

  (b) Subsequent Event Fee. If the obligations of the parties shall terminate pursuant to clauses (5), (6), (7), (8), (9) or (10) of Section 9.1(a) and a Business Combination Transaction (other than the Transactions) with respect to any of the Company and its Subsidiaries shall occur on or before January 5, 1999, then the Company shall pay to Qwest not later than the conclusion of such Business Combination Transaction the amount by which $3,000,000 exceeds the amount paid to Qwest, if any, pursuant to Section 9.2(a).

  (c) Collection Expenses. In addition to the other provisions of this Section 9.2, each party shall promptly, but in no event later than three Business Days following receipt of written demand therefor, together with related bills or receipts, reimburse the other parties for all reasonable out-of-pocket costs, fees and expenses (including, without limitation, the reasonable fees and disbursements of counsel and the expenses of litigation) incurred in connection with collecting fees, expenses and other amounts due under this
Section 9.2.

  (d) Other Expenses. Except as otherwise provided in this Section 9.2, whether or not the Merger is concluded, all costs and expenses incurred or paid by a party shall be paid by the party incurring or paying such expenses. Notwithstanding the foregoing, the Company shall pay the costs and expenses of complying with the Hart-Scott-Rodino Act.

  (e) Company's Fees for Financial Advisors, Brokers and Finders. The Company or, after the Effective Time, the Surviving Corporation shall pay or cause to be paid to each Financial Advisor the entire amount of the fee, commission, expense reimbursement or other payment to which Financial Advisor shall become so entitled in connection with the Transactions, all without cost, expense or any other liability whatsoever to any of Qwest, Qwest Subsidiary and any other person.

  (f) Qwest's Fees for Financial Advisors, Brokers and Finders. Qwest and Qwest Subsidiary shall pay or cause to be paid the entire amount of the fee, commission, expense reimbursement or other payment to which any financial advisor, broker or finder engaged by Qwest or Qwest Subsidiary shall become so entitled in connection with the Transactions, all without cost, expense or any other liability whatsoever to any of the Company, its Subsidiaries and any other person.

                                   ARTICLE X

                                 Miscellaneous

  SECTION 10.1 NOTICES. All notices, requests and other communications to any party or under any Transaction Document shall be in writing. Communications may be made by telecopy or similar writing. Each communication shall be given to a party at its address stated on the signature pages of this Agreement or any other Transaction Document or at any other address as the party may specify for this purpose by notice to the other parties. Each communication shall be effective (1) if given by telecopy, when the telecopy is transmitted to the proper address and the receipt of the transmission is confirmed, (2) if given by mail, 72 hours after the communication is deposited in the mails properly addressed with first class postage prepaid or (3) if given by any other means, when delivered to the proper address and a written acknowledgement of delivery is received.

  SECTION 10.2 NO WAIVERS; REMEDIES; SPECIFIC PERFORMANCE.

  (a) No failure or delay by any party to, or express beneficiary of, any Transaction Document in exercising any right, power or privilege under such Transaction Document shall operate as a waiver of the right, power or privilege. A single or partial exercise of any right, power or privilege shall not preclude any other or further exercise of the right, power or privilege or the exercise of any other right, power or privilege. The rights and remedies provided in the Transaction Documents shall be cumulative and not exclusive of any rights or remedies provided by law.

  (b) Each party agrees that each other party shall be entitled to specific enforcement of the terms of Section 6.1(g) in addition to any other remedy to which the other party may be entitled, at law or in equity, with respect to such provision.

  SECTION 10.3 AMENDMENTS, ETC. No amendment, modification, termination, or waiver of any provision of any Transaction Document, and no consent to any departure by a party to any Transaction Document from any provision of the Transaction Document, shall be effective unless it shall be in writing and signed and delivered by the other parties to the Transaction Document, and then it shall be effective only in the specific instance and for the specific purpose for which it is given.

  SECTION 10.4 SUCCESSORS AND ASSIGNS; THIRD PARTY BENEFICIARIES.

  (a) No party may assign its rights or delegate its obligations under this Agreement. Any assignment or delegation in contravention of this Section 10.4 shall be void ab initio and shall not relieve the assigning or delegating party of any obligation under this Agreement.

  (b) The provisions of each Transaction Document shall be binding upon and inure solely to the benefit of the parties to such Transaction Document, and, except and to the extent that persons are expressly identified therein as beneficiaries of one or more of the provisions thereof, nothing in any Transaction Document is intended to or shall confer upon any other person any right, benefit or remedy whatsoever under or by reason of any Transaction Document (including, without limitation, by means of subrogation). Without limiting the generality of the foregoing, (1) the provisions of Section 1.1(f) are intended to be for the express benefit of the stockholders referred to in that Section and their respective heirs, executors, legal representatives, successors and permitted assigns, and no other person, (2) the provisions of
Section 8.2 are intended to be for the express benefit of Indemnified Persons and their respective heirs, executors, legal representatives, successors and permitted assigns, and no other person, (3) the provisions of Section 8.3(c) are intended for the benefit of, and may be relied upon or enforced by, the persons referred to therein and their respective heirs, executors, legal representatives, successors and permitted assigns and (4) the other provisions of Section 8.3 are not intended for the benefit of, and may not be relied upon or enforced by, any employee of any of the Company, Qwest, the Surviving Corporation or their respective Subsidiaries and their respective heirs, executors, legal representatives, successors and permitted assigns.

  SECTION 10.5 ACCOUNTING TERMS AND DETERMINATIONS. Unless otherwise specified, all accounting terms shall be interpreted, all accounting determinations shall be made, all records and books of account shall be kept and all financial statements required to be prepared or delivered shall be prepared in accordance with GAAP, applied on a basis consistent (except for changes approved by the Company's independent public accountants) with the latest audited financial statements referred to in Section 4.5.

  SECTION 10.6 GOVERNING LAW. Except to the extent provided to the contrary in 6 Del.C. (S)1-105(2), each Transaction Document, and all rights, remedies, liabilities, powers and duties of the parties hereunder and thereunder, shall be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws.

  SECTION 10.7 COUNTERPARTS; EFFECTIVENESS. Each Transaction Document may be signed in any number of counterparts, each of which shall be an original, with the same effect as if all signatures were on the same instrument.

  SECTION 10.8 SEVERABILITY OF PROVISIONS.

  (a) Any provision of any Transaction Document that is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceability without invalidating the remaining provisions of the Transaction Document or affecting the validity or enforceability of the provision in any other jurisdiction.

  (b) The parties agree that the fees, expenses and other amounts provided in Sections 9.2(a), 9.2(b) and 9.2(c) are fair and reasonable. If a court of competent jurisdiction shall nonetheless, by a final, non-appealable judgment, determine that the amount of any such fee exceeds the maximum amount permitted by law, then the amount of fees, expenses and other amounts shall be reduced to the maximum amount permitted by law in the circumstances, as determined by a court of competent jurisdiction.

  SECTION 10.9 HEADINGS AND REFERENCES. Article and section headings in any Transaction Document are included in the Transaction Document for the convenience of reference only and do not constitute a part of the Transaction Document for any other purpose. References to parties, express beneficiaries, articles, sections, exhibits and schedules in any Transaction Document are references to the parties to, or the express beneficiaries, articles and sections of, or the exhibits and schedules to the Transaction Document, as the case may be, unless the context shall require otherwise. Any of the terms defined in this Agreement may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. The use in any Transaction Document of the word "include" or "including," when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not nonlimiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter.

  SECTION 10.10 ENTIRE AGREEMENT. The Transaction Documents embody the entire agreement and understanding of the respective parties, and supersede all prior agreements or understandings, with respect to the subject matters of the Transaction Documents, except that the provisions of the Confidentiality Agreement shall also bind the parties.

  SECTION 10.11 SURVIVAL. The representations and warranties of the Company contained in Article IV and of Qwest and Qwest Subsidiary contained in Article V shall terminate and have no force or effect at any time after the Effective Time. Each covenant or agreement of a party to a Transaction

Document required to be performed on or after the Closing Date shall remain in full force and effect thereafter in accordance with its terms and, unless expressly provided otherwise, for an indefinite period.

  SECTION 10.12 EXCLUSIVE JURISDICTION. Each party, and each express beneficiary as a condition to its right to enforce or defend its rights under or in connection with any Transaction Document, (1) agrees that any Action with respect to any Transaction Document or any Transaction shall be brought exclusively in the courts of the State of Delaware or of the United States of America sitting in the State of Delaware, (2) accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of those courts and (3) irrevocably waives any objection, including, without limitation, any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any Action in those jurisdictions; provided, however, that any party may assert in an Action in any other jurisdiction or venue each mandatory defense, third-party claim or similar claim that, if not so asserted in such Action, may thereafter not be asserted by such party in an original Action in the courts referred to in clause (1) above. This Agreement and the other Transaction Documents do not involve less than $100,000, and the parties intend that 6 Del.C. (S)2708 shall apply to all the Transaction Documents.

  SECTION 10.13 WAIVER OF JURY TRIAL. Each party, and each express beneficiary as a condition to its right to enforce or defend its rights under or in connection with any Transaction Document, waives any right to a trial by jury in any Action to enforce or defend any right under any Transaction Document and agrees that any Action shall be tried before a court and not before a jury.

  SECTION 10.14 AFFILIATE. Nothing contained in any Transaction Document shall constitute Qwest or Qwest Subsidiary an "affiliate" of any of the Company and its Subsidiaries within the meaning of the Securities Act and the Exchange Act, including, without limitation, Rule 501 under the Securities Act and Rule 13e-3 under the Exchange Act.

  SECTION 10.15 NON-RECOURSE. No recourse under any Transaction Document shall be had against any "controlling person" (within the meaning of Section 20 of the Exchange Act) of any party or the stockholders, directors, officers, employees, agents and Affiliates of the party or such controlling persons, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Regulation, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by such controlling person, stockholder, director, officer, employee, agent or Affiliate, as such, for any obligations of the party under this Agreement or any other Transaction Document or for any claim based on, in respect of or by reason of such obligations or their creation.

  IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

                                          Phoenix Network Inc.

                                               /s/ Wallace M. Hammond
                                          By: _________________________________
                                               Wallace M. Hammond
                                               President and Chief Executive
                                                          Officer

                                          Address: 13952 Denver West Parkway
                                                  Building 53
                                                  Golden, Colorado 80402
                                                  Attention: Wallace M.
                                                   Hammond

                                          Telecopy: (303) 215-5501

                                          Qwest Communications International
                                           Inc.

                                               /s/ Joseph P. Nacchio
                                          By: _________________________________
                                               Joseph P. Nacchio
                                               President and Chief Executive
                                                          Officer

                                          Address: 1000 Qwest Tower
                                                  555 Seventeenth Street
                                                  Denver, Colorado 80202
                                                  Attention: Marc B. Weisberg

                                          Telecopy: (303) 291-1723

                                          Qwest 1997-5 Acquisition Corp.

                                               /s/ Joseph P. Nacchio
                                          By: _________________________________
                                               Joseph P. Nacchio
                                               President

                                          Address: 1000 Qwest Tower
                                                  555 Seventeenth Street
                                                  Denver, Colorado 80202
                                                  Attention: Marc B. Weisberg

                                          Telecopy: (303) 291-1723

                                                                        ANNEX 1

                               DEFINITION ANNEX

  "ACQUISITION VALUE" has the meaning stated in Section 1.1(a)(2) of this Agreement.

  "ACTION" against a person means an action, suit, investigation, complaint or other proceeding threatened or pending against or affecting the person or its property, whether civil or criminal, in law or in equity or before any arbitrator or Governmental Body.

  "AFFILIATE" of a person means (1) any other person that directly or indirectly controls, is controlled by or is under common control with, such person or any of its Subsidiaries and (2) if such person is an individual, any other individual that is a relative (by blood or marriage) of such person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

  "AFFILIATE AGREEMENTS" means, collectively, the agreements between any of the Company and its Subsidiaries, on the one part, and any director or officer of any of the Company and its Subsidiaries, any stockholder having beneficial ownership of 5.0% or more of the shares of Company Common Stock or Company Preferred Stock then issued and outstanding or any Affiliate of any of the foregoing, and all stockholders' agreements and voting trusts with respect to the Company.

  "AGGREGATE NUMBER" has the meaning stated in Section 1.1(a)(2) of this Agreement.

  "APPROVAL" means an authorization, consent, approval or waiver of, clearance by, notice to or registration or filing with, or any other similar action by or with respect to a Governmental Body or any other person and the expiration or termination of all prescribed waiting, review or appeal periods with respect to any of the foregoing.

  "AVERAGE MARKET PRICE" per share of any class of stock on any date means the average of the daily Closing Prices of the shares of such stock for the fifteen (15) consecutive Trading Days commencing twenty (20) Trading Days before such date.

  "BENEFICIALLY OWN" or "BENEFICIAL OWNERSHIP" with respect to any securities means having "beneficial ownership" of such securities (as determined pursuant to Regulation 13D-G under the Exchange Act), except as provided below, including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities beneficially owned by a person shall include securities beneficially owned by all Affiliates of such person and all other persons with whom such person would constitute a Group.

  "BEST EFFORTS" means the use of all reasonable efforts, including, without limitation, the expenditure of amounts reasonably related to the objective sought to be achieved, with respect to matters and actions over which the person has or could reasonably be expected to exert any control or influence.

  "BOARD APPROVAL" has the meaning stated in Section 4.29 of this Agreement.

  "BUSINESS COMBINATION TRANSACTION" with respect to any of the Company and its Subsidiaries means, whether concluded or intended to be concluded in one transaction or series of transactions, each of the following:

    (1) the acquisition from any of the Company and its Subsidiaries, or from any Principal Stockholder or any other holder thereof, of shares of any class of Equity Securities of any of the Company and its Subsidiaries as a result of which the holders of shares of such class of Equity

  Securities of any of the Company and its Subsidiaries immediately before such transaction would own beneficially directly or indirectly less than 90% of the shares of such class of Equity Securities of the Company or such Subsidiary, as the case may be, issued and outstanding immediately after such transaction; provided that the acquisition from any Principal Stockholder or other holder of Equity Securities of the Company of not more than 30% of the shares of any class of Equity Securities of the Company, in the aggregate, pursuant to broker's transactions (as defined in Rule 144 under the Securities Act) shall not be included in determining whether a Business Combination Transaction shall have occurred;

    (2) the merger or consolidation of any of the Company and its Subsidiaries with or into any person other than the Company or its Wholly-Owned Subsidiary;

    (3) the transfer of a substantial portion of the assets of any of the Company and its Subsidiaries to any person or Group other than the Company or its Wholly-Owned Subsidiary;

    (4) any transaction (whether or not any of the Company and its Subsidiaries shall be a party thereto) as a result of which a majority of the members of the board of directors, or similar officials, of the Company or such Subsidiary would not be persons who on the day after the closing date of such transaction were members of the board of directors, or similar officials, or who were nominated for election or elected with the approval of a majority of the directors, or similar officials, who were directors, or similar officials, on that date or whose nomination or election was previously so approved; or

    (5) any other transaction (whether or not any of the Company and its Subsidiaries shall be a party thereto) the conclusion of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the conclusion of any of the Transactions or which would or could reasonably be expected to materially reduce the benefits to Qwest or Qwest Subsidiary of the Transactions.

  "BUSINESS DAY" means any day excluding Saturday, Sunday and any day which is a legal holiday in any of the States of Colorado and New York or is a day on which banking institutions located in any such jurisdiction are authorized or required by law or other governmental action to close.

  "CAPITAL EXPENDITURE" of a person means payments that are made by the person for the rental, lease, purchase, construction or use of any property the value or cost of which should be capitalized and appear on the balance sheet of the person in the category of property, plant or equipment, without regard to the manner in which the payments or the instrument pursuant to which they are made are characterized by the person including, without but not limited to, payments for the installment purchase of property under conditional sale contracts and payments under capitalized leases.

  "CERTIFICATES" has the meaning stated in Section 1.1(b) of this Agreement.

  "CERTIFICATE OF MERGER" has the meaning stated in Section 1.1(a) of this Agreement.

  "CLOSING" has the meaning stated in Section 2.1 of this Agreement.

  "CLOSING DATE" has the meaning stated in Section 2.1 of this Agreement.

  "CLOSING PRICE" means, as applied to any class of stock on any date, the last reported sales price, regular way, per share of such stock on such day, or if no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in each case, as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if shares of such stock are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the shares of such stock are listed or admitted to trading, or, if the shares of such stock are not listed or admitted to trading on any national securities exchange, the last quoted sale price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations Systems ("NASDAQ") or, if not so reported, as reported by any similar interdealer system then in general use, or, if on any such date the shares of such stock are not quoted or reported by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the shares of such stock selected by the Board of Directors of the Company, if such stock is the Company Common Stock, or by the Holder, if such stock is not the Company Common Stock. If such stock is not publicly held or so listed or publicly traded, "CLOSING PRICE" means the fair market value per share as determined in good faith by the Board of Directors of the Company.

  "CODE" has the meaning stated in Recital C to this Agreement.

  "COMPANY" has the meaning stated in the heading to this Agreement.

  "COMPANY AMERICONNECT RIGHTS" means the rights of former stockholders of AmeriConnect, Inc. to receive shares of Company Common Stock pursuant to the Amended and Restated Agreement and Plan of Merger dated as of June 14, 1996 among AmeriConnect Inc., the Company and Phoenix Merger Corp.

  "COMPANY COMMON STOCK" has the meaning stated in Section 1.1(a)(2) of this Agreement.

  "COMPANY EMPLOYEE PLAN" means any Employee Plan of the Company or any of its Subsidiaries.

  "COMPANY ERISA PLAN" means any ERISA Plan of the Company or any of its Subsidiaries.

  "COMPANY'S DISCLOSURE SCHEDULE" means the schedule with respect to certain matters referred to in Article IV of this Agreement that has been delivered by the Company to Qwest or Qwest Subsidiary, as such schedule may be modified in accordance with this Agreement.

  "COMPANY PREFERRED STOCK" has the meaning stated in Section 4.13(a) of this Agreement.

  "COMPANY QUALIFIED PLAN" means any Qualified Plan of the Company or any of its Subsidiaries.

  "COMPANY SEC DOCUMENTS" has the meaning stated in Section 4.27 of this Agreement.

  "COMPANY SERIES F WARRANTS" means the Warrants issued by the Company in connection with the issuance of the Series F Convertible Preferred Stock, par value $.001 per share, of the Company.

  "COMPANY SERIES I PREFERRED STOCK" has the meaning stated in Section 4.13 of this Agreement.

  "COMPANY STOCKHOLDERS MEETING" has the meaning stated in Section 7.1(l) of this Agreement.

  "COMPANY SUNRISE WARRANTS" means the Warrants issued by the Company in connection with the Settlement Agreement dated May 27, 1996 among Sunrise Financial Group, Inc., Thomas Bell and the Company.

  "CONFIDENTIALITY AGREEMENT" has the meaning stated in Section 6.1(f) of this Agreement.

  "CONSOLIDATED" means, as applied to any financial or accounting term, the term determined on a consolidated basis for a person and its Subsidiaries, excluding intercompany items and minority interests.

  "CONTINGENT CASH CONSIDERATION" has the meaning stated in Section 1.1(a)(2) of this Agreement.

  "CONTINGENT CASH CONSIDERATION DATE" has the meaning stated in Section 1.1(a)(2) of this Agreement.

  "CONVERSION NUMBER" has the meaning stated in Section 1.1(a)(2) of this Agreement.

  "CREDIT AGREEMENT" means the Amended and Restated Loan and Security Agreement dated as of September 26, 1995 among Foothill Capital Corporation, the Company, Phoenix Network Acquisition Corp. and AmeriConnect, Inc., as amended by Amendments Nos. One, Two, Three, Four, Six, Seven and Eight, respectively, and as further amended in accordance with the terms of this Agreement.

  "DEBT" of a person at any date means, without duplication, the sum of the following:

    (1) all obligations of the person (A) for borrowed money, (B) evidenced by bonds, debentures, notes or other similar instruments, (C) to pay the deferred purchase price of property or services, except current trade accounts payable arising in the ordinary course of business, (D) as purchaser under conditional sales contracts, (E) as lessee under capitalized leases, (F) under letters of credit issued for the account of the person and (G) arising under acceptance facilities; plus

    (2) all Debt of others Guaranteed by the person; plus

    (3) all Debt of others secured by a Lien on any asset of the person and whether or not such Debt is assumed by the person; plus

    (4) any balance sheet liability with respect to an ERISA Plan recognized pursuant to Financial Accounting Standards Board Statement 87 or 88, or with respect to post-retirement benefits other than pension benefits recognized pursuant to Financial Accounting Standards Board Statement 106; plus

    (5) any withdrawal liability under Section 4201 of ERISA with respect to a withdrawal from a Multiemployer Plan, as such liability shall have been set forth in a notice of withdrawal liability under Section 4219 of ERISA, and as adjusted from time to time subsequent to the date of such notice.

  "DEBT SECURITIES" of a person means the bonds, debentures, notes and other similar instruments of the person and all other securities convertible into or exchangeable or exercisable for any such debt securities, all rights or warrants to subscribe for or to purchase, all options for the purchase of, and all calls, commitments or claims of any character relating to, such debt securities and any securities convertible into or exchangeable or exercisable for any of the foregoing.

  "DEPARTMENT OF JUSTICE" means the Department of Justice of the United States of America.

  "DGCL" means the General Corporation Law of the State of Delaware, Title 8 Del. Code (S)(S) 101 et seq., as amended.

  "DISSENTING SHARES" has the meaning stated in Section 1.1(h) of this Agreement.

  "DOLLARS" and "$" refer to United States dollars and other lawful currency of the United States of America from time to time in effect.

  "EFFECTIVE TIME" has the meaning stated in Section 1.1(a) of this Agreement.

  "EFFECTIVE TIME ADJUSTED AVERAGE MARKET PRICE"has the meaning stated in
Section 1.1(a)(2) of this Agreement.

  "EMPLOYEE PLAN" of a person means any plan, contract, commitment, program, policy, arrangement or practice maintained or contributed to by the person and providing benefits to any employee, former employee, director or agent of the person, including, without limitation, (1) any ERISA Plan, (2) any Multiemployer Plan, (3) any other "EMPLOYEE BENEFIT PLAN" (within the meaning of Section 3(3) of ERISA), (4) any profit-sharing, deferred compensation, bonus, stock option, stock purchase, stock appreciation rights, phantom stock, restricted stock, other stock-based pension, retainer, consulting, retirement, severance, welfare or incentive plan, contract, commitment, program, policy, arrangement or practice and (5) any plan, contract, commitment, program, policy, arrangement or practice providing for "fringe benefits" or perquisites, including, without limitation, benefits relating to automobiles, clubs, vacation, child care, parenting, sabbatical or sick leave and medical, dental, hospitalization, life insurance and other types of insurance.

  "EMPLOYEE PLAN EVENT" means any of the following:

    (1) "REPORTABLE EVENT" (within the meaning of Section 4043 of ERISA) with respect to any ERISA Plan for which the requirement of notice to the PBGC has not been waived by regulation;

    (2) the failure to meet the minimum funding standard of Section 412 of the Code with respect to any ERISA Plan (whether or not waived in accordance with Section 412(d) of the Code) or the failure to make by its due date a required installment under Section 412(m) of the Code with respect to any ERISA Plan or the failure to make any required contribution to a Multiemployer Plan;

    (3) the provision by the administrator of any ERISA Plan pursuant to
  Section 4041(a)(2) of ERISA of a notice of intent to terminate such plan in a distress termination described in Section 4041(c) of ERISA;

    (4) the withdrawal from any ERISA Plan during a plan year by a "substantial employer" as defined in Section 4001(a)(2) of ERISA resulting in liability pursuant to Section 4062(e) or Section 4063 of ERISA;

    (5) the institution by the PBGC of proceedings to terminate any ERISA Plan, or the occurrence of any event or condition which might constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any ERISA Plan;

    (6) the imposition of liability pursuant to Sections 4064 or 4069 of ERISA or by reason of the application of Section 4212(c) of ERISA;

    (7) the withdrawal in a complete or partial withdrawal (within the meaning of Sections 4203 and 4205 of ERISA) from any Multiemployer Plan if there is any potential liability therefor, or the receipt of notice from any Multiemployer Plan that it is in reorganization or insolvency pursuant to Sections 4241 or 4245 of ERISA, or that it intends to terminate or has terminated under Sections 4041A or 4042 of ERISA;

    (8) the occurrence of an act or omission which could give rise to the imposition of fines, penalties, taxes or related charges under Chapter 43 of the Code or under Sections 409, 502(c), 502(i), 502(l) or 4071 of ERISA in respect of any such Employee Plan;

    (9) the assertion of a material claim (other than routine claims for benefits) against any Employee Plan other than a Multiemployer Plan or the assets of any Employee Plan, or against the person maintaining or contributing to such plan in connection with any such plan;

    (10) receipt from the IRS of notice of the failure of any Qualified Plan to qualify under Section 401(a) of the Code, or the failure of any trust forming part of any Qualified Plan to fail to qualify for exemption from taxation under Section 501(a) of the Code; or

    (11) the imposition of a lien pursuant to Sections 401(a)(29) or 412(n) of the Code or pursuant to ERISA with respect to any ERISA Plan.

  "ENVIRONMENTAL LAWS" means any and all presently existing federal, state, local and foreign Regulations, and any orders or decrees, in each case as now or hereafter in effect, relating to the regulation or protection of human health, safety or the environment or to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals or toxic or hazardous substances or wastes into the indoor or outdoor environment, including, without limitation, ambient air, soil, surface water, ground water, wetlands, land or subsurface strata, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or toxic or hazardous substances or wastes.

  "EQUITY SECURITIES" of a person means the capital stock of the person and all other securities convertible into or exchangeable or exercisable for any shares of its capital stock, all rights or warrants to subscribe for or to purchase, all options for the purchase of, and all calls, commitments or claims of any character relating to, any shares of its capital stock and any securities convertible into or exchangeable or exercisable for any of the foregoing.

  "ERISA" means the Employee Retirement Income Security Act of 1974 and the related Regulations, in each case as amended as of the date hereof and as the same may be amended or modified from time to time. References to titles, subtitles, sections, paragraphs or other provisions of ERISA and the related Regulations also refer to successor provisions.

  "ERISA AFFILIATE", as applied to any person, means (1) any corporation which is a member of a controlled group of corporations within the meaning of
Section 414(b) of the Code of which such person is a member, (2) any trade or business (whether or not incorporated) which is a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Code of which such person is a member, and (3) any member of an affiliated service group within the meaning of Section 414(m) or (o) of the Code of which such person, any corporation described in clause (1) above or any trade or business described in clause (2) above is a member. Any former ERISA Affiliate of Company or its Subsidiaries shall continue to be considered an ERISA Affiliate within the meaning of this definition with respect to the period such entity was an ERISA Affiliate of Company or its Subsidiaries and with respect to liability arising after such period for which Company or its Subsidiaries could be liable under the Code or ERISA.

  "ERISA PLAN" of a person means an "employee pension benefit plan" (within the meaning of Section 3(2) of ERISA), other than a Multiemployer Plan, that is covered by Title IV of ERISA or subject to the minimum funding standards of
Section 412 of the Code or Section 302 of ERISA that is maintained by the person, to which the person contributes or has an obligation to contribute or with respect to which the person is an "employer" (within the meaning of Section 3(5) of ERISA).

  "EXCESS SHARES" has the meaning stated in Section 1.1(g)(2) of this Agreement.

  "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the related rules and regulations thereunder.

  "EXCHANGE AGENT" has the meaning stated in Section 1.1(c) of this Agreement.

  "EXCHANGE FUND" has the meaning stated in Section 1.1(c) of this Agreement.

  "FEDERAL TRADE COMMISSION" means the Federal Trade Commission of the United States of America.

  "FINANCIAL ADVISORS" means, collectively, J.C. Bradford & Co., L.L.C. and McGettigan, Wick & Co., Inc.

  "GAAP" means generally accepted accounting principles as in effect in the United States of America from time to time.

  "GOVERNMENTAL BODY" means any agency, bureau, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state, county or local, domestic or foreign.

  "GROUP" has the meaning given such term in Section 13(d)(3) of the Exchange
Act.

  "GUARANTEE" by any person means any obligation, contingent or otherwise, of the person directly or indirectly guaranteeing the payment or other performance of any Liability of any other person or in any manner providing for the payment or other performance of any Liability of any other person or the investment of funds in any other person or otherwise protecting the holder of such Liability against loss (whether by agreement to indemnify, to lease assets as lessor or lessee, to purchase assets, goods, securities or services, or to take-or-pay or otherwise), but the term "GUARANTEE" does not include endorsements for collection or deposit in the ordinary course of business. The term "GUARANTEE" used as a verb has a correlative meaning.

  "HART-SCOTT-RODINO ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the related rules, regulations and published interpretations thereunder.

  "HAZARDOUS SUBSTANCE" means, collectively, (1) any petroleum or petroleum products, geothermal products, natural gas, flammable explosives, radioactive materials, asbestos, urea formaldehyde foam insulation, and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls (PCB's), (2) any chemicals or other materials or substances which are now or hereafter become defined as or included in the definition of "hazardous substances", "hazardous wastes", "hazardous materials", "extremely hazardous wastes", "restricted hazardous wastes", "toxic substances", "toxic pollutants", "contaminants", "pollutants" or words of similar import under any Environmental Law and (3) any other chemical or other material or substance, exposure to which is now or hereafter prohibited, limited or regulated under any Environmental Law and which is present in concentrations or at locations that present a threat to human health or the environment.

  "INDEMNIFIED PERSONS" has the meaning stated in Section 8.2(a) of this Agreement.

  "INVESTMENT" of a person means any investment in any other person (other than a Subsidiary), whether by means of loan, capital contribution, purchase of capital stock, obligations or other securities, or any commitment or option to make an investment or otherwise.

  "IRS" means the United States Internal Revenue Service or any Governmental Body succeeding to any or all of its functions.

  "KNOWLEDGE" of (1) an individual means the actual knowledge of such individual with respect to a representation or warranty of such person contained in any Transaction Document after due inquiry by such individual or
(2) if a person that is not an individual, means, after due inquiry by such person of each of the following persons, the actual knowledge of any of the officers or other employees of such person and its Subsidiaries having managerial responsibility for the portion of the operations, assets or liabilities of such person and its Subsidiaries with respect to which such knowledge of such person is being represented.

  "LDDS LIABILITY" has the meaning stated in Section 1.1(a)(2) of this Agreement.

  "LDDS LITIGATION" has the meaning stated in Section 1.1(a)(2) of this Agreement.

  "LIABILITIES" means all debts, claims, costs, expenses, liabilities, losses, damages, and obligations (in each case whether fixed, contingent or absolute, matured, unmatured, or inchoate, liquidated or unliquidated, accrued or not accrued, known or unknown, whenever or however arising and whether or not the same would be required by generally accepted accounting principles to be reflected in financial statements of any person or disclosed in the notes thereto).

  "LICENSE" means any license, permit, franchise, certificate of authority, or order, or any extension, modification or waiver of the foregoing, required to be issued by a Governmental Body.

  "LIEN" means any mortgage, deed of trust, lien (statutory or otherwise), pledge, hypothecation, charge, deposit arrangement, preference, priority, security interest, restriction or transfer or encumbrance of any kind (including, without limitation, any conditional sale contract, any capitalized lease or any financing lease having substantially the same economic effect as the foregoing and the filing of or agreement to give any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction to evidence any of the foregoing).

  "LOSS" means, with respect to any person, any cost, damage, disbursement, expense, liability, judgment, loss, deficiency, obligation, Tax, penalty or settlement of any kind or nature, whether foreseeable or unforeseeable (including, without limitation, interest or other carrying costs, penalties, legal, accounting, expert witness, consultant and other professional fees and expenses incurred by such person in the investigation, collection, prosecution and defense of Actions (including, without limitation, claims in connection with the enforcement of any rights under any of the Transaction Documents) and amounts paid in settlement), that may be imposed on or otherwise incurred or suffered by such person.

  "MATERIAL ADVERSE EFFECT" means, with respect to a circumstance or event that is a condition to the obligation of a person in any Transaction Document or is the subject of a representation, warranty, covenant or other agreement of a person in any Transaction Document that includes a reference therein to the possible occurrence of a Material Adverse Effect, whether considered individually or together in the aggregate with all other circumstances or events that are included in the same condition or are the subject either of the same representation, warranty, covenant or other agreement or of other representations, warranties, covenants or other agreements by such person in the Transaction Documents, any one or more of the following:

    (1) a material adverse effect on the business, properties, operations, prospects or condition (financial or otherwise) of such person and its Subsidiaries, taken as a whole;

    (2) a material adverse effect on the ability of such person to perform its obligations under any Transaction Document to which it is or may become a party; or

    (3) the term or condition of an Approval, a Regulation, a decision, ruling, order or award of any arbitrator applicable to such person or its business, properties or operations or an Action, pending or threatened, in each case that restricts in any material respect or prohibits (or, if successful, would restrict or prohibit) the conclusion of any of the Transactions.

  Notwithstanding the foregoing, none of (a) a judgment in the LDDS Litigation, (b) the occurrence of an Event of Default (as defined) under the Credit Agreement as a result of a Change of Control (as defined therein) at the Effective Time and (c) the occurrence of an Event of Default (as defined) under the promissory note dated January 14, 1997 of the Company payable to Judy Van Essen Kenyon as a result of any non-payment of amounts due and payable on January 16, 1998 pursuant to Section 2.2 of the promissory note, shall, individually or collectively, constitute a "Material Adverse Effect" with respect to any of the Company and its Subsidiaries.

  "MATERIAL CONTRACT" has the meaning stated in Section 4.22(a) of this Agreement.

  "MATERIAL DEBT" has the meaning stated in Section 4.19(a) of this Agreement.

  "MATERIAL LICENSE" has the meaning stated in Section 4.11 of this Agreement.

  "MATERIAL PROPERTIES" has the meaning stated in Section 4.15(a) of this Agreement.

  "MATERIAL PROPRIETARY RIGHTS" has the meaning stated in Section 4.17(a) of this Agreement.

  "MCI PAYABLES OBLIGATION" has the meaning stated in Section 1.1(a)(2) of this Agreement.

  "MERGER" has the meaning stated in Recital A to this Agreement.

  "MERGER CONSIDERATION" has the meaning stated in Section 1.1(a)(2) of this Agreement.

  "MULTIEMPLOYER PLAN" means a "multiemployer plan" as defined in Section 3(37) of ERISA.

  "NASD" means the National Association of Securities Dealers, Inc. and each person succeeding to the authority thereof with respect to matters contemplated by or arising from the Transaction Documents and the Transactions.

  "NASDAQ/NM" means the National Association of Securities Dealers Automated Quotation/National Market.

  "ORDINARY COURSE" means, with respect to any person and as of any date of determination, the conduct or operation of a line of business of such person in the ordinary course of such business, as then conducted and proposed to be conducted, in a manner consistent with the past business practices of such person and in accordance with the reasonable requirements of such business, in each case as determined with respect to such business as of such date of determination.

  "PBGC" means the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions under ERISA.

  "PERMITTED LIENS" means, collectively, with respect to any of the Company and its Subsidiaries, (i) Liens for Taxes or governmental assessments, charges or claims the payment of which is not yet due, or for Taxes the validity of which are being contested in good faith by appropriate proceedings, (2) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other similar persons and other Liens imposed by applicable Regulations of any Governmental Body incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, (3) Liens relating to deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, (4) Liens on the Real Property which do not in the aggregate materially interfere with or impair the operation of any parcel of such Real Property for the purposes for which it is or may reasonably be expected to be used, (5) Liens securing the executory obligations of any person under any lease that constitutes an "operating lease" under GAAP, (6) Liens securing Debt permitted to be created, incurred, assumed or suffered to exist by any of the Company and its Subsidiaries pursuant to Section 7.2(d) of this Agreement, and (7) other Liens approved by Qwest and Qwest Subsidiary in writing; provided, however, that, with respect to each of clauses (1)-(6) above, to the extent that any such Lien relates to, or secures the payment of, a Liability that is required to be accrued under GAAP, such Lien shall not be a Permitted Lien unless adequate accruals for such Liability have been established therefor by the Company or such Subsidiary on the financial statements referred to in Section 4.5 in conformity with GAAP. Notwithstanding the foregoing, no Lien arising under the Code or ERISA with respect to the operation, termination, restoration or funding of any employee benefit plan or arrangement sponsored by, maintained by or contributed to by the Company or any of its ERISA Affiliates or arising in connection with any excise tax or penalty tax with respect to such plan or arrangement shall be a Permitted Lien.

  "PERSON" means an individual, a corporation, a partnership, a limited liability company, a joint venture, an association, a trust, an unincorporated association or any other entity or organization, including a Governmental Body.

  "PRINCIPAL STOCKHOLDERS" means, collectively, Thomas H. Bell, Bell Living Trust, Bell Family Trust, Bell Exempt Trust, Bell Non Exempt Marital Trust, Claudia Bell Non Exempt Trust, James W. Gallaway, Merrill L. Magowan, Myron A. Wick III, Wallace M. Hammond, John David Singleton, Max E. Thornhill, Jon D. Gruber, J. Patterson McBaine, Charles C. McGettigan, ProActive Partners, L.P., McGettigan, Wick & Co., Lagunitas Partners, L.P., Fremont ProActive Partners and Robert M. Kaemmer.

  "PROPERTY" means any right or interest in or to property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible.

  "PROPRIETARY RIGHTS" means all copyrights, uncopyrighted works, trademarks, trademark rights, service marks, trade names, trade name rights, patents, patent rights, unpatented inventions, licenses, permits, trade secrets, know-how, inventions, computer software, seismic data and intellectual property rights and other proprietary rights together with applications and licenses for, and the goodwill of the business relating to, any of the foregoing.

  "PROXY" has the meaning stated in Section 1.2 of this Agreement.

  "PROXY STATEMENT/PROSPECTUS" has the meaning stated in Section 4.28 of this Agreement.

  "QUALIFIED PLAN" of a person means any ERISA Plan of the person and any other pension, profit sharing or stock bonus plan within the meaning of
Section 401(a) of the Code maintained by the person or to which the person contributes or has an obligation to contribute.

  "QWEST" has the meaning stated in the heading to this Agreement.

  "QWEST AND QWEST SUBSIDIARY'S DISCLOSURE SCHEDULE"means the schedule with respect to certain matters referred to in Article V of this Agreement that has been delivered by Qwest and Qwest Subsidiary to the Company, as such schedule may be modified in accordance with this Agreement.

  "QWEST COMMON STOCK" has the meaning stated in Section 1.1(a)(2) of this Agreement. All references in this Agreement to Qwest Common Stock, unless otherwise indicated, shall be deemed to refer to Qwest Common Stock after giving effect to the Qwest Stock Split. In case of any capital reorganization or any reclassification (other than a change in par value) of the capital stock of Qwest, or of any exchange or conversion of Qwest Common Stock for or into securities of another corporation, or in case of the consolidation or merger of Qwest with or into any other person (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Qwest Common Stock), each share of "Qwest Common Stock" that shall then be included as a part of any unpaid Merger Consideration shall refer to the kind and amount of shares of stock, other securities, cash and other property receivable upon such capital reorganization, reclassification of capital stock, consolidation or merger, as the case may be, by a holder of a share of Qwest Common Stock immediately prior to the effective date of such capital reorganization, reclassification of capital stock, consolidation or merger, assuming (1) such holder of Qwest Common Stock is not a person with which Qwest consolidated or into which Qwest merged or which merged into Qwest, as the case may be (a "constituent entity"), or an affiliate of a constituent entity, and (2) such person failed to exercise his rights of election, if any, as to the kind of amount of securities, cash and other property receivable upon such capital reorganization, reclassification of capital stock, consolidation or merger.

  "QWEST PREFERRED STOCK" has the meaning stated in Section 5.9(a) of this Agreement.

  "QWEST SEC DOCUMENTS" has the meaning stated in Section 5.10 of this Agreement.

  "QWEST STOCK SPLIT" means the two-for-one stock split announced on January 20, 1998 by Qwest's Board of Directors, payable on February 24, 1998 as a dividend to the holders of record of Qwest Common Stock on February 2, 1998.

  "QWEST SUBSIDIARY" has the meaning stated in the heading to this Agreement.

  "REGISTRATION STATEMENT" has the meaning stated in Section 5.11 of this Agreement.

  "REGULATION" means (1) any applicable law, rule, regulation, ordinance, judgment, decree, ruling, order, award, injunction, recommendation or other official action of any Governmental Body, and (2) any official change in the interpretation or administration of any of the foregoing by the Governmental Body or by any other Governmental Body or other person responsible for the interpretation or administration of any of the foregoing.

  "RESTRICTED PAYMENT" with respect to a person means the following:

    (1) any dividend or other distribution of any kind on any shares of the person's capital stock, except dividends payable solely in shares of its capital stock, other than an Equity Security of the person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), or upon the happening of any event or with the passage of time, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, or which is convertible into or exchangeable or exercisable for debt securities of the person or any of its Subsidiaries, and

    (2) any payments in cash or otherwise, on account of the purchase, redemption, retirement or acquisition of any Equity Securities of the person.

  "RESTRICTED COMPANY SHARES" has the meaning stated in Section 1.2 of this Agreement.

  "SEC DOCUMENTS" has the meaning stated in Section 6.1(h) of this Agreement.

  "SECURITIES ACT" means the Securities Act of 1933, as amended, and the related rules and regulations thereunder.

  "SPRINT PAYABLES OBLIGATION" has the meaning stated in Section 1.1(a)(2) of this Agreement.

  "STOCK OPTION" means any option to purchase Equity Securities of the Company granted under the Company's 1989 Option Stock Plan or the Company's 1992 Non-Employee Directors' Stock Option Plan.

  "SUBSIDIARY" of a person means (1) any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by the person or (2) a partnership or limited liability company in which the person or a Subsidiary of the person is, at the date of determination, a general partner, limited partner or member, as the case may be, but only if the person or its Subsidiary is entitled at any time to receive more than 50% of the amounts distributed or distributable by such partnership or limited liability company to the partners or members thereof whether upon dissolution or otherwise. Unless the context requires otherwise, references to one or more Subsidiaries shall be references to Subsidiaries of the Company.

  "SUPERIOR PROPOSAL" has the meaning stated in the proviso to the first sentence of Section 7.2(z) of this Agreement.

  "TAXES" means all taxes, charges, fees, levies, duties, imposts, withholdings, restrictions, fines, interest, penalties, additions to tax or other assessments or charges, including, but not limited to, income, excise, property, withholding, sales, use, gross receipts, value added and franchise taxes, license recording, documentation and registration fees and custom duties imposed by any Governmental Body.

  "TAX RETURN" means a report, return or other information required to be filed by a person with or submitted to a Governmental Body with respect to Taxes, including, where permitted or required, combined or consolidated returns for any group of entities that includes the person.

  "TERMINATION DATE" has the meaning stated in Section 9.1(a) of this Agreement.

  "TRADING DAY" means, as applied to any class of stock, any day on which the New York Stock Exchange or, if shares of such stock are not listed or admitted to trading on the New York Stock Exchange, the principal national securities exchange on which the shares of such stock are listed or admitted for trading or, if the shares of such stock are not listed or admitted for trading on any national securities exchange, the NASDAQ or, if the shares of such stock are not included therein, any similar interdealer system then in general use in which the shares of such stock are included, is open for the trading of securities generally and with respect to which information regarding the sale of securities included therein, or with respect to which sales information is reported, is generally available.

  "TRANSACTION DOCUMENTS" means, collectively, this Agreement, the Voting Agreement, the other Voting Documents and all other instruments and documents executed and delivered by any person in connection with the conclusion of one or more of the transactions contemplated hereby and thereby.

  "TRANSACTIONS" means, collectively, the transactions undertaken pursuant to, or otherwise contemplated by, the Transaction Documents.

  "TRANSFER" means a sale, an assignment, a lease, a license, a grant, a transfer or other disposition of an asset or any interest of any nature in an asset. The term "transfer" used as a verb has a correlative meaning.

  "VAN ESSEN INDEMNIFICATION AND HOLD HARMLESS AGREEMENT" means the Indemnification and Hold Harmless Agreement dated as of January 16, 1996 among Phoenix Network Acquisition Corp., the Company, Automated Communications, Inc. and Judy Van Essen Kenyon, as amended, relating to certain outstanding items of litigation.

  "VOTING AGREEMENT" has the meaning stated in Section 1.2 of this Agreement.

  "VOTING DOCUMENTS" means, collectively, the Voting Agreement and the other agreements, instruments and other documents executed and delivered by the Principal Stockholders in connection therewith.

  "WARRANTS" means any securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind (other than the Stock Options) for the issuance, delivery or sale of shares of the Company Common Stock or other Equity Securities of the Company.

  "WHOLLY-OWNED SUBSIDIARY" of a person means any Subsidiary all of the shares of capital stock or other ownership interests of which, except directors' qualifying shares, are at the time directly or indirectly owned by the person. Unless the context requires otherwise, references to one or more Wholly-Owned Subsidiaries shall be references to Wholly-Owned Subsidiaries of the Company.

                                                                      EXHIBIT B

January 6, 1998

Board of Directors
Phoenix Network, Inc.
13952 Denver West Parkway
Golden, Colorado 80402

Gentlemen:

  You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding common stock, par value $0.001 per share (the "Common Stock") and holders of the outstanding Series I convertible preferred stock, par value $0.001 per share (the "Preferred Stock"), of Phoenix Network, Inc. (the "Company"), of the Merger Consideration (as such term is defined in the hereinafter described Merger Agreement) proposed to be received by such holders pursuant to the proposed Agreement and Plan of Merger, dated as of December 31, 1997 (the "Merger Agreement"), by and among Qwest Communications International, Inc. ("Qwest"), a wholly-owned subsidiary of Qwest ("Sub") and the Company. For purposes of this opinion, we have assumed that the draft Merger Agreement in the form previously provided to us will not vary in any material respect from the Merger Agreement to be signed by the parties thereto. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Merger Agreement.

  The Merger Agreement provides for the merger of Sub with and into the Company (the "Merger"), as a result of which (i) all issued and outstanding Common Stock (including shares of Common Stock issued or issuable upon the conversion of the Preferred Stock) will be converted into the right to receive from Qwest the Conversion Number (as such term is defined in the Merger Agreement) of shares of common stock, par value $0.01 per share, of Qwest and
(ii) each issued and outstanding share of Preferred Stock into the number of shares of Qwest common stock equal to the product of (a) the number of shares of Common Stock issuable upon conversion of the Preferred Stock times (b) the Conversion Number. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

  J.C. Bradford & Co., L.L.C., as part of its investment banking business, engages in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of the Company in connection with the proposed Merger and will receive a fee from the Company for our services.

  In conducting our analysis and arriving at our opinion, we have considered such financial and other information as we deemed appropriate including, among other things, the following: (i) the Merger Agreement; (ii) the historical and current financial position and results of operations of the Company as set forth in its periodic reports and proxy materials filed with the Securities and Exchange Commission; (iii) certain internal operating data and financial analyses and forecasts of the Company for the fiscal year beginning January 1, 1997 and ending December 31, 1998, prepared for the Company by its senior management; (iv) a schedule of the Company's current indebtedness and the maturities of such indebtedness; (v) certain financial analysis and forecasts for Qwest for the fiscal years beginning January 1, 1998 and ending December 31, 1999 prepared and published by financial analysts covering the Company;
(vi) certain financial and securities trading data of certain other companies, the securities of which are publicly traded, that we believed to be comparable to the Company or relevant to the transaction; (vii) the financial terms of certain other transactions that we believed to be relevant; (viii) reported price and trading activity for the Common Stock and the

Preferred Stock and the capital stock of Qwest; and (ix) such other financial studies, analyses and investigations as we deemed appropriate for purposes of our opinion. We also have held discussions with the senior lender of the Company regarding the Company's liquidity and borrowing ability, with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company (including its ability to pay its current indebtedness) and with officials of Qwest regarding the current business operations and prospects of Qwest.

  We have taken into account our assessment of general economic, market and financial and other conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the industries in which the Company operates generally. Our opinion is necessarily based upon the information made available to us and conditions as they exist and can be evaluated as of the date hereof. We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of our opinion and have not assumed any responsibility for, nor undertaken an independent verification of, such information. With respect to the internal operating data and financial analyses and forecasts supplied to us by the Company, we have assumed that such data, analyses and forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's senior management as to the recent and likely future performance of the Company. Accordingly, we express no opinion with respect to such analyses or forecasts or the assumptions on which they are based. We were not asked to consider and our opinion does not address the relative merits of the proposed Conversion and Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transactions in which the Company might engage. Furthermore, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries or affiliates and have not been furnished with any such evaluation or appraisal.

  The Company and Qwest are entitled to reproduce this opinion, in whole but not in part, in the Company's Proxy Statement and in the related Qwest Registration Statement as required by applicable law or appropriate; provided, that any excerpt from or reference to this opinion (including any summary thereof) in such documents must be approved by us in advance in writing. Notwithstanding the foregoing, this opinion does not constitute a recommendation to any holder of Common Stock or Preferred Stock to accept the Merger Consideration or to vote in favor of the Merger.

  Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of the Common Stock and the holders of the Preferred Stock in the Merger is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          J.C. Bradford & Co., L.L.C.

                                               /s/ N.B. Forrest Shoaf
                                          By: _________________________________
                                               N.B. Forrest Shoaf
                                               Senior Vice President

                                                                      EXHIBIT C

                                    FORM OF
                AMENDED AND RESTATED VOTING AGREEMENT AND PROXY

  AMENDED AND RESTATED VOTING AGREEMENT AND PROXY dated as of December 31, 1997 (this "Agreement") between the person referred to on the signature page hereof as the Shareholder ("Shareholder") and QWEST COMMUNICATIONS INTERNATIONAL INC., a Delaware corporation (together with its successors and assigns, "Qwest").

                                   RECITALS

  A. Shareholder beneficially owns not less than the number of shares of Common Stock, par value $.001 per share, of Phoenix Network, Inc., a Delaware corporation (the "Company") (the "Company Common Stock"). All such shares together with all other shares of capital stock of the Company with respect to which Shareholder has beneficial ownership as of the date of this Agreement or acquires beneficial ownership on or before the Termination Date, are referred to as the "Restricted Shares".

  B. Shareholder and Qwest desire to enter into this Agreement to provide for
(1) the obligation of Shareholder to vote the Restricted Shares to approve the Amended and Restated Agreement and Plan of Merger dated as of December 31, 1997 (as amended to the date hereof and as it may be further amended, restated or otherwise modified, the "Merger Agreement") among the Company, Qwest and Qwest 1997-5 Acquisition Corp., a Delaware corporation ("Qwest Subsidiary"), the merger contemplated thereby (the "Merger") and against any Business Combination (other than the Transactions), (2) the grant by Shareholder to each of Qwest and Qwest Subsidiary of an irrevocable proxy in connection therewith and (3) certain restrictions on the sale or other transfer of the Restricted Shares by Shareholder. This Agreement and all other agreements, instruments and other documents executed and delivered by Shareholder in connection with this Agreement are collectively referred to as the "Voting Documents". Terms not otherwise defined in this Agreement have the meanings stated in the Merger Agreement.

  C. Shareholder acknowledges that Qwest and Qwest Subsidiary are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of Shareholder set forth in this Agreement and would not enter into the Merger Agreement if Shareholder did not enter into this Agreement.

                                   AGREEMENT

  The parties agree as follows:

  Section 1. Covenants of Shareholder.

  (a) Voting. Until the day following the Termination Date, subject to the receipt of proper notice and the absence of a preliminary or permanent injunction or other final order by any United States federal court or state court barring such action, Shareholder shall do the following:

    (1) be present, in person or represented by proxy, at each meeting (whether annual or special, and whether or not an adjourned or postponed meeting) of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, so that all Restricted Shares then entitled to vote may be counted for the purposes of determining the presence of a quorum at such meetings; and

    (2) at each such meeting held before the Effective Time and with respect to each such written consent, vote (or cause to be voted) the Restricted Shares (A) to approve each of the Merger Agreement and the Merger, and any action required in furtherance thereof, (B) except as otherwise approved in writing in advance by Qwest (which approval may be granted, withheld, conditioned or delayed in its sole discretion), against any action or agreement that would result in any breach of any representation, warranty, covenant or agreement of Shareholder or the Company contained in any Transaction Document, that would or could reasonably be expected to impede, interfere with, prevent or materially delay the conclusion of any of the Transactions or that would or could reasonably be expected to materially reduce the benefits to Qwest or Qwest Subsidiary of the Transactions, (C) except as otherwise approved in writing in advance by Qwest (which approval may be granted, withheld, conditioned or delayed in its sole discretion), against any Business Combination Transaction (other than the Transactions) and (D) except as otherwise approved in writing in advance by Qwest (which approval may be granted, withheld, conditioned or delayed in its sole discretion), against any amendment to the articles of incorporation or the certificate of incorporation, as the case may be, or bylaws of the Company.

  (b) Business Combination Transactions. Until the day following the Termination Date, Shareholder shall not do any of the following or enter into any agreement or other arrangement (other than the Voting Documents) with respect to any of the following:

    (1) enter into any agreement with respect to or take any other action to effect any Business Combination Transaction (other than the Transactions) with respect to any of the Company and its Subsidiaries;

    (2) solicit, initiate or encourage (including, without limitation, by way of furnishing information) any inquiry or the making of any proposal to any of the Company, its Subsidiaries and its stockholders from any person (other than Qwest, Qwest Subsidiary or any Affiliate of, or any person acting in concert with, Qwest or Qwest Subsidiary) which constitutes, or may reasonably be expected to lead to, a proposal with respect to a Business Combination Transaction (other than the Transactions) with respect to any of the Company and its Subsidiaries, or endorse any Business Combination Transaction (other than the Transactions) with respect to any of the Company and its Subsidiaries; or

    (3) continue, enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other person any information with respect to the business, properties, operations, prospects or condition (financial or otherwise) of the Company and its Subsidiaries or any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing.

If Shareholder receives a proposal with respect to a Business Combination Transaction with respect to any of the Company and its Subsidiaries, then Shareholder shall, by written notice delivered within 24 hours after receipt of such proposal, inform Qwest and Qwest Subsidiary of the terms and conditions of such proposal and the identity of the person making a proposal with respect to such Business Combination Transaction. Shareholder agrees that the restrictions in this Section 1(b) are reasonable and properly required to accomplish the purposes of this Agreement.

  Section 2. Irrevocable Proxy. Shareholder hereby revokes any previous proxies and appoints each of Qwest and Qwest Subsidiary, with full power of substitution, as attorney and proxy of the undersigned, (1) to attend any and all meetings of stockholders of the Company, (2) to vote in accordance with the provisions of Section 1 the Restricted Shares that the undersigned is then entitled to vote, (3) to grant or withhold in accordance with the provisions of Section 1 all written consents with respect to the Restricted Shares that the undersigned is then entitled to vote, and (4) to represent and otherwise to act for the undersigned in the same manner and with the same effect as if the undersigned were personally present, with respect to all matters subject to Section 1. This proxy shall be deemed to be a proxy coupled with an interest, is irrevocable until the day following the Termination Date and shall not be terminated by operation of law upon the occurrence of any event. Shareholder authorizes such attorney and proxy to substitute any other person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of the Company.

  Section 3. Transfer of Restricted Shares. Until the day following the Termination Date, Shareholder shall not transfer any Restricted Shares to any person other than Qwest; provided that Shareholder may transfer Restricted Shares to (1) Qwest Subsidiary or any Affiliate thereof in connection with the conclusion of the Transactions and (2) any other person approved in advance in writing by Qwest, which approval may be granted, withheld, conditioned or delayed in the sole discretion of Qwest, if such other person shall execute and deliver to Qwest an agreement identical in all respects to this Agreement except for the change in the name of Shareholder and the number of shares of Company Common Stock beneficially owned by Shareholder. For the purposes of this Agreement, the term "transfer" means a sale, an assignment, a grant, a transfer or other disposition of any Restricted Shares or any interest of any nature in any Restricted Shares, including, without limitation, the "beneficial ownership" of such Restricted Shares (as determined pursuant to Regulation 13D-G under the Exchange Act).

  Section 4. Representations and Warranties of Shareholder. Shareholder represents and warrants to Qwest as follows:

  (a) Existence and Power. If Shareholder is not a natural person, Shareholder
(1) is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation or is a limited liability company, general partnership or limited partnership formed and validly existing under the laws of the jurisdiction of its formation and (2) has all necessary power and authority (as a corporation, limited liability company, general partnership or limited partnership, as the case may be) to execute and deliver each Voting Document to which it is or may become a party.

  (b) Authorization; Contravention. The execution and delivery by Shareholder of each Voting Document and the performance by it of its obligations under each Voting Document have been duly authorized by all necessary action (as a corporation, limited liability company, general partnership or limited partnership, as the case may be), if Shareholder is not a natural person, and do not and will not (1) contravene, violate, result in a breach of or constitute a default under, (A) its articles of incorporation, certificate of incorporation, operating agreement, partnership agreement, bylaws or articles or deed of trust, as applicable, (B) any Regulation of any Governmental Body or any decision, ruling, order or award of any arbitrator by which Shareholder, the Restricted Shares or any of its other properties may be bound or affected or (C) any agreement, indenture or other instrument to which Shareholder is a party or by which Shareholder, the Restricted Shares or any of its other properties may be bound or affected or (2) result in or require the creation or imposition of any Lien on the Restricted Shares or any of the other properties now owned or hereafter acquired by it.

  (c) Binding Effect. Each Voting Document is, or when executed and delivered by Shareholder will be, the legally valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally and general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law.

  (d) Ownership. Shareholder is the sole beneficial owner of all the Restricted Shares, free and clear of all Liens. As of the date of this Agreement, Shareholder does not beneficially own any Equity Securities of the Company other than the Restricted Shares.

  (e) Litigation. There is no Action pending against Shareholder or, to the knowledge of Shareholder, threatened against Shareholder or any other person that restricts in any material respect or prohibits (or, if successful, would restrict or prohibit) the exercise by any party or beneficiary of its rights under any Voting Document or the performance by any party of its obligations under any Voting Document.

  Section 5. Restrictions.

  (a) Legend. The following legend shall be printed, typed, stamped or otherwise impressed on each certificate for the Restricted Shares and any certificates issued in exchange therefor or upon transfer thereof (other than to Qwest or Qwest Subsidiary):

    "The shares represented by this certificate are subject to certain voting and transfer restrictions contained in the Voting Agreement dated as of December 31, 1997 from the registered holder to Qwest Communications International Inc."

  (b) Stop Order. Qwest may direct the Company to impose stop orders to prevent the transfer of the Restricted Shares on the books of the Company in violation of this Agreement.

  Section 6. Miscellaneous Provisions.

  (a) Notices. All notices, requests and other communications to any party under any Voting Document shall be in writing. Communications may be made by telecopy or similar writing. Each communication shall be given the party at its address stated on the signature pages of this Agreement or at any other address as the party may specify for this purpose by notice to the other party. Each communication shall be effective (1) if given by telecopy, when the telecopy is transmitted to the proper address and the receipt of the transmission is confirmed, (2) if given by mail, 72 hours after the communication is deposited in the mails properly addressed with first class postage prepaid or (3) if given by any other means, when delivered to the proper address and a written acknowledgement of delivery is received.

  (b) No Waivers; Remedies; Specific Performance.

    (1) No failure or delay by Qwest in exercising any right, power or privilege under any Voting Document shall operate as a waiver of the right, power or privilege. A single or partial exercise of any right, power or privilege shall not preclude any other or further exercise of the right, power or privilege or the exercise of any other right, power or privilege. The rights and remedies provided in the Voting Documents shall be cumulative and not exclusive of any rights or remedies provided by law.

    (2) In view of the uniqueness of the agreements contained in the Voting Documents and the transactions contemplated hereby and thereby and the fact that Qwest would not have an adequate remedy at law for money damages in the event that any obligation under any Voting Document is not performed in accordance with its terms, Shareholder therefore agrees that Qwest shall be entitled to specific enforcement of the terms of each Voting Document in addition to any other remedy to which Qwest may be entitled, at law or in equity.

  (c) Amendments, Etc. No amendment, modification, termination, or waiver of any provision of any Voting Document, and no consent to any departure by Shareholder or Qwest from any provision of any Voting Document, shall be effective unless it shall be in writing and signed and delivered by Shareholder and Qwest, and then it shall be effective only in the specific instance and for the specific purpose for which it is given.

  (d) Successors and Assigns; Third Party Beneficiaries.

    (1) Neither party shall assign any of its rights or delegate any of its obligations under any Voting Document. Any assignment or delegation in contravention of this Section 6(d) shall be void ab initio and shall not relieve the assigning or delegating party of any obligation under any Voting Document.

    (2) The provisions of each Voting Document shall be binding upon and inure to the benefit of the parties, the express beneficiaries thereof (to the extent provided therein) and their respective permitted heirs, executors, legal representatives, successors and assigns, and no other person.

  (e) Governing Law. Except to the extent provided to the contrary in 6 Del.C.
(S)1-105(2), each Voting Document and all rights, remedies, liabilities, powers and duties of the parties hereto and thereto, shall be governed in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws.

  (f) Severability of Provisions. Any provision of any Voting Document that is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceability without invalidating the remaining provisions of the Voting Document or affecting the validity or enforceability of the provision in any other jurisdiction.

  (g) Headings and References. Article and section headings in any Voting Document are included for the convenience of reference only and do not constitute a part of the Voting Document for any other purpose. References to parties, express beneficiaries, articles and sections in any Voting Document are references to parties to or the express beneficiaries and sections of the Voting Document, as the case may be, unless the context shall require otherwise. Any of the terms defined in this Agreement may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. The use in this Agreement of the word "include" or "including," when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not nonlimiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter.

  (h) Entire Agreement. The Voting Documents embody the entire agreement and understanding of Shareholder and Qwest, and supersedes all prior agreements or understandings, with respect to the subject matters of the Voting Documents.

  (i) Survival. Except as otherwise specifically provided in any Voting Document, each representation, warranty or covenant of a party contained in the Voting Document shall remain in full force and effect, notwithstanding any investigation or notice to the contrary or any waiver by any other party or beneficiary of a related condition precedent to the performance by the other party or beneficiary of an obligation under the Voting Document.

  (j) Exclusive Jurisdiction. Each party, and each express beneficiary of a Voting Document as a condition of its right to enforce or defend any right under or in connection with such Voting Document, (1) agrees that any Action with respect to any Voting Document or any transaction contemplated by any Voting Document shall be brought exclusively in the courts of the State of Delaware or of the United States of America sitting in the State of Delaware,
(2) accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of those courts, (3) agrees that service of process may be made on such party, or such express beneficiary, as the case may be, by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to this clause (3) shall have the same legal force and effect as if served upon such person personally within the State of Delaware, and (4) irrevocably waives any objection, including, without limitation, any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any legal action in those jurisdictions; provided, however, that any party may assert in an Action in any other jurisdiction or venue each mandatory defense, third-party claim or similar claim that, if not so asserted in such Action, may thereafter not be asserted by such party in an original Action in the courts referred to in clause (1) above. This Agreement and the other Voting Documents do not involve less than $100,000, and the parties intend that 6 Del.C. (S)2708 shall apply to all the Voting Documents.

  (k) Waiver of Jury Trial. Each party, and each express beneficiary of a Voting Document as a condition of its right to enforce or defend any right under or in connection with such Voting Document, waives any right to a trial by jury in any Action to enforce or defend any right under any Voting Document and agrees that any Action shall be tried before a court and not before a jury.

  (l) Termination. Qwest may terminate all or any of its rights under this Agreement and the proxy granted pursuant to Section 2 of this Agreement at any time upon written notice to Shareholder.

                               ----------------

  IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.


                                          [** SHAREHOLDER **]


                                          By:__________________________________
                                               Name:
                                               Title:

                                          Address:

                                          Telecopy:

                                          Qwest Corporation


                                          By:__________________________________
                                               Name:
                                               Title:


                                          Address:

                                          Telecopy:

                                                                      EXHIBIT D

                  INDEMNIFICATION AND HOLD HARMLESS AGREEMENT

  This Indemnification and Hold Harmless Agreement (the "Agreement") is entered into this 16th day of January, 1996, between and among PHOENIX NETWORK ACQUISITION CORP., a Delaware corporation ("PAC"), PHOENIX NETWORK, INC., a Delaware corporation ("Parent"), AUTOMATED COMMUNICATIONS, INC., a Colorado corporation ("ACI"), and JUDY VAN ESSEN, individually ("Shareholder"), the sole shareholder of ACI prior to the merger of ACI with and into PAC.

                                   Recitals

  A. PAC, Parent, ACI and Shareholder have entered into an Agreement and Plan of Merger ("Plan") whereby ACI will merge with and into PAC effective as of the Effective Time as defined in the Plan.

  B. ACI is involved in certain pending or threatened lawsuits, including but not limited to those listed on Exhibit A attached hereto as well as claims that may arise in the future relating solely to actions which took place on or prior to the date of this Agreement (collectively, the "Legal Claims").

  C. PAC, Parent, ACI and Shareholder desire that PAC, ACI and Parent shall be indemnified to the extent that any of them are required to participate in, defend, or in any way be responsible or liable for any costs, fees, judgments, settlements, payments or other obligations relating in any manner to the Legal Claims.

  E. PAC's and Parent's willingness to enter into the Plan is expressly conditioned upon entering into this separate Indemnification and Hold Harmless Agreement with Shareholder, and PAC would not agreed to have ACI merged with and into PAC without Shareholder's agreement to fully indemnify PAC, Parent and ACI pursuant to the terms and conditions of this Agreement.

  F. Any capitalized term not defined herein shall have the meaning set forth in the Plan.

  Now, Therefore, in consideration of the premises, promises, and the mutual covenants and agreements set forth in this Agreement, the sufficiency of which are hereby acknowledged, the Parties agree as follows:

                                   Agreement

  1. (a) Shareholder hereby acknowledges and agrees that she shall be solely responsible for the defense (and related fees and costs) relating to or arising from any and all of the Legal Claims. Shareholder shall have the right and obligation to direct and control the defense, prosecution and settlement of all of the Legal Claims.

  (b) Shareholder hereby acknowledges and agrees that she shall be solely responsible for the defense (and related fees and costs) relating to or arising from the revocation or nonallowance of ACI's election to be taxed under Subchapter "S" of the Internal Revenue Code of 1986, as amended (a "Tax Claim") for the three (3) tax years ending prior to the Effective Date. Shareholder shall have the right and obligation to direct and control the defense, prosecution and settlement of a Tax Claim.

  (c) Prior to the engagement of legal counsel to defend any Tax Claim or Legal Claims pursuant to this paragraph 1, Shareholder shall provide PAC and Parent with a letter signed by such legal counsel substantially in the form attached hereto as Exhibit 1.

  2. Shareholder further agrees to fully indemnify, defend and hold harmless PAC, Parent and ACI against any and all claims, judgments, payments, expenses, liabilities and actual damages, including reasonable attorneys' fees, that PAC, Parent and/or ACI shall incur or suffer which arise, result from or relate in any way to a Tax Claim or Legal Claims (collectively, a "Claim"). Shareholder's indemnity obligation shall not extend to or cover any claims asserted against PAC or Parent that are not Legal Claims or Tax Claims.

  3. Promptly after the receipt by PAC, Parent or ACI of written notice of any Claim or threat of Claim, PAC, Parent or ACI shall give written notice of such Claim to Shareholder. This notice shall include, at a minimum, all details of the claim then known to PAC and/or Parent and all documents which PAC and/or Parent received. Thereafter, Shareholder, upon request of PAC, Parent or ACI, shall assume the defense thereof, including retaining counsel mutually agreed upon with PAC to represent PAC, Parent and ACI, and shall pay the fees and expenses of any such counsel related to the Claim or proceeding as well as any outside professional fees and expenses incurred by PAC, Parent and ACI. Concerning any such Claim or proceeding, PAC, Parent and ACI shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of them, unless (i) PAC, Parent or ACI and Shareholder shall have mutually agreed to retention of such counsel; (ii) the Claim relates to the Omitted Claims; or (ii) the named parties to such proceeding (including impleaded parties) include PAC, Parent or ACI and Shareholder, and representation of more than one of such parties by the same counsel would be inappropriate due to actual or potential differing interests between them.

  4. Notwithstanding anything to the contrary hereinabove, Shareholder's obligation to indemnify pursuant to paragraphs 1 through 3 above shall terminate under the following conditions:

    (a) With regard to Claims relating to any of the matters disclosed on Exhibit A attached hereto, Shareholder's obligations shall continue indefinitely;

    (b) With regard to Claims which arise in connection with the collection of ACI's accounts receivable by PAC or Parent, written notice of such a Claim must have been provided to Shareholder on or before eighteen (18) months following the date of this Agreement or Shareholder's obligations to indemnify shall terminate with regard to those Claims for which notice has not been provided within such period;

    (c) With regard to Tax Claims, written notice of a Tax Claim must have been provided to Shareholder on or before thirty-six (36) months following the date Shareholder files ACI's final tax return or Shareholder's obligations to indemnify shall terminate with regard to a Tax Claim for which notice has not been provided within such period;

    (d) With regard to all other Claims not otherwise described in subparagraphs (a) through (c) above, written notice of a such Claim must have been provided to Shareholder on or before thirty-six (36) months following the date of this Agreement or Shareholder's obligations to indemnify shall terminate with regard to any such Claims for which notice has not been provided within such period.

    (e) To the extent any notice of a Claim is given pursuant to any of subparagraphs 4(b), (c) or (d) above, and such Claim is disputed by Shareholder, PAC or Parent shall initiate formal arbitration to resolve such dispute with respect to such Claim within ninety (90) days of the date of such notice of Claim or Shareholder's indemnification obligations as to such Claim shall terminate and be null and void.

  5. In addition to any rights of setoff or other rights that PAC and/or Parent may have at common law, by statute or otherwise, PAC and/or Parent shall have the right to set off any amount that may be owed to either PAC or Parent pursuant to this Agreement against any amount otherwise payable by PAC or Parent under the Note, the Temporary Note or the Escrow Agreement (as these terms are defined in the Plan) to the Shareholder.

  PAC and Parent shall also have the option of the setoff of all or any part of any damages they may suffer by notifying the Shareholder in writing that PAC and/or Parent is electing to recover Shares from the Escrow Deposit established by the Escrow Agreement (as those terms are defined in the Plan) between PAC and Shareholder, subject to the terms and conditions of said Escrow Agreement, the Plan and this Agreement. For the purposes of setoff against the Escrow Deposit, the Temporary Note, or the Note, the priorities set forth in the Plan shall control.

  6. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the fifth (5th) day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

  if to ACI:

    Automated Communications, Inc.
    1687 Cole Boulevard
    Golden, CO 80401
    Attention: President

    with a copy to:

    Freeborn & Peters
    950 17th Street, Suite 2600
    Denver, Colorado 80202
    Attention: Ernest J. Panasci, Esq.

  if to the PAC or Parent:

    PAC Network Acquisition Corp.
    PAC Network, Inc.
    550 California Street, 11th Floor
    San Francisco, CA 94104
    Attention: Jeffrey L. Bailey

    with a copy to:

    Freeborn & Peters
    950 17th Street, Suite 2600
    Denver, Colorado 80202
    Attention: Ernest J. Panasci, Esq.

  if to Shareholder:

    Ms. Judy Van Essen
    1559 Genesee Vista
    Golden, Colorado 80401

    with a copy to:

    Christoffel, Elliott & Albrecht, P.A.
    805 Capital Centre
    386 North Wabasha Street
    Saint Paul, MN 55102
    Attn: James F. Christoffel, Esq.
    Fax: (612) 224-0550

  Any party may change its address for the purpose of this Agreement by giving the other party written notice of its new address in the manner set forth above.

  7. This Agreement binds and inures to the benefit of all the Parties, their representatives, successors in interest, agents, employees, assigns, or any other person or entity claiming through any party to this Agreement.

  8. Each party to this Agreement has entered into the Agreement freely and voluntarily. The parties have been advised by and represented by counsel in the negotiation, drafting, and execution of this Agreement and have consulted counsel prior to the signing of this Agreement.

  9. This Agreement represents the entire agreement between the parties and supersedes all prior negotiations, representations, or agreements between parties, either written or oral, on the subject matter of this Agreement. This Agreement may be amended only by a written instrument designed as an amendment to this Agreement and executed by all the parties.

  10. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado.

  In Witness Whereof, the parties have executed this Agreement to be effective as of the date and year first written above.

PAC:                                      PARENT:
Phoenix Network Acquisition Corp.

                                          Phoenix Network, Inc.

   /s/ Wallace M. Hammond                      /s/ Wallace M. Hammond
By: _________________________________     By: _________________________________
   WALLACE M. HAMMOND, PRESIDENT               WALLACE M. HAMMOND, PRESIDENT

ACI:                                      SHAREHOLDER:
Automated Communications, Inc.


   /s/ Judy Van Essen                          /s/ Judy Van Essen
By: _________________________________     _____________________________________
   JUDY VAN ESSEN, CHIEF EXECUTIVE             JUDY VAN ESSEN, INDIVIDUALLY
   OFFICER

                                                                      EXHIBIT E

                       DELAWARE GENERAL CORPORATION LAW
                         SECTION 262 APPRAISAL RIGHTS

  262 APPRAISAL RIGHTS--(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g) of this title), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S)228 or
  (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affadavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

 (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law ("DGCL") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer or director of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such officer or director acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such officer's or director's conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify such officer or director against the expense which such officer or director actually and reasonably incurred.

  In accordance with Section 102(b)(7) of the DGCL, Qwest's Certificate of Incorporation provides that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for
(i) breaches of their duty of loyalty to Qwest or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) certain transactions under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) transactions from which a director derives an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any actions involving gross negligence.

  The Qwest Certificate of Incorporation and the Qwest Bylaws provide for indemnification of Qwest's officers and directors to the fullest extent permitted by applicable law, except that the Qwest Bylaws provide that Qwest is required to indemnify an officer or director in connection with a proceeding initiated by such person only if the proceeding was authorized by the Qwest Board. In addition, Qwest maintains insurance policies which provide coverage for its officers and directors in certain situations where Qwest cannot directly indemnify such officers or directors.

  Pursuant to Section 145 of the DGCL and the Qwest Certificate of Incorporation and the Qwest Bylaws, Qwest maintains directors' and officers' liability insurance coverage.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (i) Exhibits. The following is a complete list of Exhibits filed as part of this Registration Statement, which are incorporated herein:

 EXHIBIT
 NUMBER                            EXHIBIT DESCRIPTION
 -------                           -------------------
  2      Amended and Restated Agreement and Plan of Merger dated as of December
          31, 1997 among Phoenix Network, Inc., Qwest Communications
          International Inc. and Qwest 1997-5 Acquisition Corp. (attached as
          Exhibit A to the Proxy Statement/Prospectus included as part of this
          Registration Statement).
  3.1*   Amended and Restated Certificate of Incorporation of Qwest.
  3.2**  Bylaws of Qwest.
  4.1    Indenture dated as of March 31, 1997 with Bankers Trust Company with respect to Qwest's 10 7/8% Senior Notes due 2007 (substantially identical in all material respects (other than with respect to principal amount, interest rate and maturity) to the Indenture incorporated by reference in exhibit 4.2 hereto).

  EXHIBIT
  NUMBER                            EXHIBIT DESCRIPTION
  -------                           -------------------
  4.2***** Indenture dated as of October 15, 1997 with Bankers Trust Company with respect to Qwest's 9.47% Senior Discount Notes due 2007.
  4.3      Indenture dated as of January 29, 1998 with Bankers Trust Company with respect to Qwest's 8.29% Senior Discount Notes due 2008
            (substantially identical in all material respects (other than with respect to principal amount, interest rate and maturity) to the
            Indenture incorporated by reference in exhibit 4.2 hereto).
  4.4      Registration Agreement dated January 29, 1998 with Salomon Brothers
            Inc. relating to Qwest's 8.29% Senior Discount Notes due 2008
            (substantially identical in all material respects to the
            Registration Agreement dated October 15, 1997 relating to Qwest's
            9.47% Senior Discount Notes due 2007, which is incorporated by reference to exhibit 4.2 in Form S-4 declared effective on January
            5, 1998 (File No. 333-42847)).
  5.1      Opinion of O'Melveny & Myers LLP with respect to the legality of the
            Qwest Common Stock being registered.
  5.2      Opinion of Morris, James, Hitchens & Williams, special Delaware counsel to Qwest, with respect to the legality of Qwest's
            obligation to pay the Contingent Cash Consideration.
  8        Opinion of Grant Thornton LLP with respect to certain tax matters.
 10.1*     Growth Share Plan, as amended, effective October 1, 1996.
 10.2*     Employment Agreement dated December 21, 1996 with Joseph P. Nacchio.
 10.3*     Promissory Note dated November 20, 1996 and Severance Agreement dated December 1, 1996 with Robert S. Woodruff.
 10.4*     Settlement Agreement, General Release and Covenant Not to Sue dated as of November 11, 1996 with Douglas H. Hanson.
 10.5*+    IRU Agreement dated as of October 18, 1996 with Frontier
            Communications International Inc.
 10.6*+    IRU Agreement dated as of February 26, 1996 with WorldCom Network
            Services, Inc.
 10.7*+    IRU Agreement dated as of May 2, 1997 with GTE.
 10.8*     Equity Incentive Plan.
 11.1***   Statement re Computation of Per Share Earnings.
 21****    Subsidiaries of the Registrant.
 23.1      Consent of KPMG Peat Marwick LLP.
 23.2      Consent of Dollinger, Smith & Co.
 23.3      Consent of Grant Thornton LLP.
 23.4      Consent of O'Melveny & Myers LLP (contained in Exhibit 5.1).
 23.5      Consent of Morris, James, Hitchens & Williams, special Delaware counsel to Qwest (contained in Exhibit 5.2).
 23.6      Consent of J.C. Bradford & Co., L.L.C.
 24        Power of Attorney.
 99.1      Form of Amended and Restated Voting Agreement and Proxy dated as of
            December 31, 1997 (attached as Exhibit C to the Proxy
            Statement/Prospectus included as part of this Registration
            Statement).
 99.2      Form of Proxy.

  (ii) Financial Statement Schedules. The following is a complete list of Financial Statement Schedules filed as part of this Registration Statement, which are incorporated herein:

    SCHEDULE
       NO.                   QWEST COMMUNICATIONS INTERNATIONAL INC.
    --------                 ---------------------------------------
        I       --Condensed Information as to the Financial Position of Registrant
       II       --Valuation and Qualifying Accounts

--------
* Incorporated by reference to the exhibit of the same number in Form S-1 as declared effective on June 23, 1997 (File No. 333-25391).
** Incorporated by reference to exhibit 3 in Form 10-Q for the quarter ended
   September 30, 1997 (File No. 000-22609).
*** Incorporated by reference to exhibit 11 in Form 10-Q for the quarter ended
    September 30, 1997 (File No. 000-22609) and exhibit 11.1 in Form S-1 as declared effective on June 23, 1997 (File No. 333-25391).
**** Incorporated by reference to exhibit 21 in Form S-4 as declared effective on January 5, 1998 (File No. 333-42847).
***** Incorporated by reference to exhibit 4.1 in Form S-4 as declared effective on January 5, 1998 (File No. 333-42847).
+Portions have been omitted pursuant to a request for confidential treatment.

ITEM 22. UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes:

    (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 under the Securities Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the registrant being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, AS AMENDED QWEST COMMUNICATIONS INTERNATIONAL INC. HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DENVER, STATE OF COLORADO, ON FEBRUARY 11, 1998.

                                          Qwest Communications International
                                           Inc.

                                                  /s/ Robert S. Woodruff
                                          By: _________________________________
                                                NAME: ROBERT S. WOODRUFF
                                                TITLE: EXECUTIVE VICE
                                                PRESIDENT--FINANCE

                               POWER OF ATTORNEY

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                       CAPACITY               DATE

         Philip F. Anschutz*            Chairman of the          February 11,
-------------------------------------    Board                       1998
         PHILIP F. ANSCHUTZ

         Joseph P. Nacchio*             Director, President      February 11,
-------------------------------------    and Chief Executive         1998
          JOSEPH P. NACCHIO              Officer (Principal
                                         Executive Officer)

       /s/ Robert S. Woodruff           Director and             February 11,
-------------------------------------    Executive Vice              1998
         ROBERT S. WOODRUFF              President--Finance
                                         and Chief Financial
                                         Officer and
                                         Treasurer
                                         (Principal
                                         Financial Officer)

          Richard L. Smith*             Vice President and       February 11,
-------------------------------------    Controller                  1998
          RICHARD L. SMITH               (Principal
                                         Accounting Officer)

          Cannon Y. Harvey*             Director                 February 11,
-------------------------------------                                1998
          CANNON Y. HARVEY

              SIGNATURE                       CAPACITY               DATE

        Richard T. Liebhaber*           Director                 February 11,
-------------------------------------                                1998
        RICHARD T. LIEBHABER

         Douglas L. Polson*             Director                 February 11,
-------------------------------------                                1998
          DOUGLAS L. POLSON

          Craig D. Slater*              Director                 February 11,
-------------------------------------                                1998
           CRAIG D. SLATER

          Jordan L. Haines*             Director                 February 11,
-------------------------------------                                1998
          JORDAN L. HAINES

         W. Thomas Stephens*            Director                 February 11,
-------------------------------------                                1998
         W. THOMAS STEPHENS

  /s/ Robert S. Woodruff, as attorney-
                 in-fact
*By: ___________________________________
         ROBERT S. WOODRUFF

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Qwest Communications International Inc.:

  Under date of February 19, 1997, except as to note 18, which is as of May 23, 1997, and note 1 paragraph (i) and note (20), which are as of February 2, 1998, we reported on the consolidated balance sheets of Qwest Communications International Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996 which are included in the Proxy Statement/Prospectus. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules in the registration statement. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

  In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

                                          KPMG Peat Marwick LLP

Denver, Colorado
February 19, 1997,
except as to
notes 2 and 3
which are as of
February 2, 1998.

                                                                     SCHEDULE I
                                                                    Page 1 of 5

                    QWEST COMMUNICATIONS INTERNATIONAL INC.
     CONDENSED INFORMATION AS TO THE FINANCIAL POSITION OF THE REGISTRANT
                              DECEMBER 31, 1996
                 (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

Assets
------
Current asset--short-term advances to Qwest Corporation............... $ 19,138
Investment in Qwest Corporation.......................................    9,442
                                                                       --------
    Total assets...................................................... $ 28,580
                                                                       ========
Liability and Stockholder's Equity
----------------------------------
Current liability--advances from Anschutz Company (the "Parent")...... $ 19,138
Stockholder's equity (notes 2 and 3):
 Preferred stock, $.01 par value. Authorized 25,000,000 shares
  No shares issued and outstanding....................................      --
 Common stock, $.01 par value. Authorized 400,000,000 shares
  Issued and outstanding 173,000,000 shares...........................    1,730
 Additional paid-in capital ..........................................   54,162
 Accumulated deficit..................................................  (46,450)
                                                                       --------
    Total stockholder's equity........................................    9,442
                                                                       --------
    Total liability and stockholder's equity.......................... $ 28,580
                                                                       ========

           See accompanying notes to financial statement schedules.

                                                                     SCHEDULE I
                                                                      ---------
                                                                    Page 2 of 5

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

         CONDENSED INFORMATION AS TO THE OPERATIONS OF THE REGISTRANT
                         YEAR ENDED DECEMBER 31, 1996
             (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

Equity in loss of Qwest Corporation......................................  $(6,967)
                                                                           -------
Net loss.................................................................  $(6,967)
                                                                           =======
Net loss per share.......................................................  $ (0.04)
                                                                           =======
Weighted average common and common equivalent shares.....................  176,316
                                                                           =======

           See accompanying notes to financial statement schedules.

                                                                     SCHEDULE I
                                                                    Page 3 of 5

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

         CONDENSED INFORMATION AS TO THE CASH FLOWS OF THE REGISTRANT
                         YEAR ENDED DECEMBER 31, 1996
                            (AMOUNTS IN THOUSANDS)
-------------------------------------------------------------------------------

Cash flows from operating activities -
  Net loss........................................................... $ (6,967)
  Adjustments to reconcile net loss to net cash used by operating activities -
    Equity in loss of Qwest Corporation..............................    6,967
                                                                      --------
      Net cash used in operating activities..........................      --
                                                                      --------
Cash flows from investing activities -
  Repayments from Qwest Corporation, net of advances and expenses
     incurred by Parent on Qwest Corporation's behalf................   18,047
                                                                      --------
      Net cash used in investing activities..........................   18,047
                                                                      --------
Cash flows from financing activities -
  Repayments to Parent, net of advances..............................  (19,069)
  Expenses incurred by Parent on Qwest Corporation's behalf..........    1,022
                                                                      --------
      Net cash provided by financing activities......................  (18,047)
                                                                      --------
      Net increase in cash and cash equivalents......................      --
Cash and cash equivalents, beginning of year.........................      --
Cash and cash equivalents, end of year............................... $    --
                                                                      ========
Supplemental disclosure of significant non-cash financing activity-
   Reduction in additional paid-in capital attributable to effect of cancellation of income tax benefit receivable from Parent......... $ 11,088
                                                                      ========

           See accompanying notes to financial statement schedules.

                                                                     SCHEDULE I
                                                                      ---------
                                                                    Page 4 of 5

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

                    NOTES TO FINANCIAL STATEMENT SCHEDULES

                               DECEMBER 31, 1996
-------------------------------------------------------------------------------
(1) ORGANIZATION

  Qwest Communications International Inc. (the "Company") is wholly-owned by Anschutz Company (the "Parent"). The Company became the sole owner of Qwest Corporation and the ultimate holding company of Qwest Communications Corporation and subsidiaries through a merger in 1996 with another wholly-owned subsidiary of the Parent. The merger was accounted for as a business combination of entities under common control using carryover basis.

(2) SECURITIES OFFERING

  In April 1997, the Company filed a registration statement with the Securities and Exchange Commission for an initial public offering (the Offering) of 27 million shares of Common Stock. On May 23, 1997, the Board of Directors approved a change in the Company's capital stock to authorize 400 million shares of $.01 par value Common Stock, of which shares 20 million are reserved for issuance under the equity incentive plan, 4 million are reserved for issuance under the Growth Share Plan and 8.6 million are reserved for issuance upon exercise of warrants (as described below), and 25,000,000 shares of $.01 par value Preferred Stock. On May 23, 1997, the Board of Directors declared a stock dividend to the existing shareholder of 172,980,000 shares of Common Stock, which is payable immediately prior to the effectiveness of the registration statement. This dividend is accounted for as a stock split. All shares and per share information included in the accompanying financial statements has been adjusted to give retroactive effect to the change in capitalization.

  Effective May 23, 1997, the Company sold to an affiliate (the Affiliate) of the Parent for $2,300,000 in cash, a three year warrant to acquire 8.6 million shares of Common Stock at an exercise price of $14 per share, exercisable on May 23, 2000. The warrant is not transferable. Stock issued upon exercise of the warrant will be subject to restrictions on sale or transfer for two years after exercise.

  On May 23, 1997, the Board of Directors and the stockholder of the Company approved an equity incentive plan. Under this plan, stock options, stock appreciation rights, restricted stock awards, stock units and other stock grants may be granted (with respect to up to 20,000,000 shares of Common Stock) to eligible participants who significantly contribute to the Company's growth and profitability.


  For the nine months ended September 30, 1997, the Company granted options to purchase a total of 11,601,000 shares of Common Stock of the Company. The options are exercisable over five years from the date of grant and have a weighted average exercise price of approximately $14 per share.

(3) STOCK SPLIT

  On January 20, 1998, the board of Directors declared a stock dividend of one share for every share outstanding to stockholders of record as of February 2, 1998, to be distributed on February 24, 1998. This dividend is accounted for as a two-for-one stock split. All share and per share information included in the Financial Statement Schedules have been adjusted to give retroactive effect to the change in capitalization.

                                                                     SCHEDULE II

            QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             (AMOUNTS IN THOUSANDS)

--------------------------------------------------------------------------------

                               ADDITIONS                  DEDUCTIONS
                         ----------------------           ----------
                                                            WRITE-
                          BALANCE AT   CHARGED              OFFS,     BALANCE
                         BEGINNING OF TO PROFIT             NET OF   AT END OF
                             YEAR     AND LOSS  OTHER (1) RECOVERIES   YEAR
                         ------------ --------- --------- ---------- ---------
Description
Year ended December 31,
 1996:
 Allowance for doubtful
  receivables - trade...    $2,621      2,841      --       (1,793)    3,669
                            ======      =====      ===      ======     =====
Year ended December 31,
 1995:
 Allowance for doubtful
  receivables - trade...    $1,253      1,758      646      (1,036)    2,621
                            ======      =====      ===      ======     =====
Year ended December 31,
 1994:
 Allowance for doubtful
  receivables - trade...    $1,510        735      --         (992)    1,253
                            ======      =====      ===      ======     =====

----------------

Note (1): Represents additions resulting from acquisitions.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                           EXHIBIT DESCRIPTION
 -------                          -------------------
   5.1   Opinion of O'Melveny & Myers LLP with respect to the legality of the securities being registered.
   5.2   Opinion of Morris, James, Hitchens & Williams, special Delaware counsel to Qwest, with respect to the legality of Qwest's obligation to pay the Contingent Cash Consideration.
   8     Opinion of Grant Thornton LLP with respect to certain tax matters.
  23.1   Consent of KPMG Peat Marwick LLP.
  23.2   Consent of Dollinger, Smith & Co.
  23.3   Consent of Grant Thornton LLP.
  23.6   Consent of J.C. Bradford & Co., L.L.C.
  24     Power of Attorney.
  99.2   Form of Proxy.